9/9

07026444

# 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME MTR Corporation Limited

*CURRENT ADDRESS MTR Tower, Telford Plaza
Kowloon Bay, Hong Kong

**FORMER NAME

**NEW ADDRESS

PROCESSED
SEP 19 2007
THOMSON
FINANCIAL

FILE NO. 82- 3513 FISCAL YEAR

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☐

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☑

DEF 14A (PROXY) ☐

OICF/BY: EBS

DAT : 9/12/07

(tt)

新聞稿

Press Release

地鐵公司
MTR Corporation

RECEIVED
2007 JUN 19 A 11:57
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

14 June 2007

**MTR Corporation Limited Announces Intent to Terminate Its Reporting Obligations under the U.S. Securities Exchange Act of 1934**

MTR Corporation Limited (the "Corporation") announced today its intention to terminate its existing reporting obligations under Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), by filing a Form 15F with the U.S. Securities and Exchange Commission on or after June 14, 2007. Upon filing of the Form 15F, the Corporation's Exchange Act reporting obligations will be immediately suspended, and the Corporation expects the termination of its Exchange Act reporting obligations to become effective no later than 90 days after the filing of the Form 15F.

The Corporation intends to maintain its sponsored American depositary receipt program in the United States. Upon the termination of its Exchange Act reporting obligations, the Corporation intends to establish an exemption from the registration requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) promulgated thereunder, and intends to publish information required by Rule 12g3-2(b) on its corporate website at http://www.mtr.com.hk.

- End -

Media Enquiries:

Ms Lam Yik Tin
Public Relations Manager – Publicity
Tel: 2993 3368

24-hour media enquiries
Tel: 2212 2813

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# MTR CORPORATION LIMITED
# (地鐵有限公司)

**(the "Company")**

*(Incorporated in Hong Kong with limited liability)*

(Stock Code: 66)

RECEIVED 2007 JUN 19 A 4:53 OFFICE OF INTERNATIONAL CORPORATE FINANCE

## SITE AB OF TSEUNG KWAN O TOWN LOT NO.70, AREA 86, TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES

## DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION

On 18th January, 2006, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site AB subject to the Company's acceptance of Government's assessment of premium for Site AB (being HK$8,061,470,000, which will be borne by the Developer of Site AB) and of the terms of the Modification Letter and ancillary terms and conditions.

This transaction is a discloseable transaction under Chapter 14 of the Listing Rules and is subject to the requirements for the publication of an announcement and the distribution and publication of a circular in accordance with Rules 14.34 and 14.38, respectively, of the Listing Rules.

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is also a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government subject to the conditions described below under the heading "General".

This announcement is made in accordance with Chapter 14 of the Listing Rules, the conditions of the Waiver and Rule 14A.47 of the Listing Rules. Details of the transaction will be disclosed in the circular to be distributed and published in accordance with Rule 14.38 of the Listing Rules on or about 8th February, 2006 and in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

**Acceptance of Government's Offer and Modification Letter**

On 18th January, 2006, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site AB subject to (a) the Company's acceptance of Government's assessment of premium for Site AB and of the terms of the Modification Letter, and (b) ancillary terms and conditions. Under the terms of Government's offer, a binding contract between the parties arises when Government receives the Company's

acceptance. The Company delivered the acceptance to Government on 18th January, 2006. The Modification Letter is to be executed within three calendar months from that date. The Modification Letter contains details relating to the arrangements for the implementation of the proposed development on Tseung Kwan O Town Lot No.70. It is proposed that the original Site A and Site B of Tseung Kwan O Town Lot No.70 will be amalgamated into one site to be renamed Site AB. The Modification Letter fixes the boundary of Site AB, defers the expiry dates of the building covenant periods, revises the requirements relating to the Government accommodation, requires the Company to make payments in respect of noise mitigation measures and sets out the development parameters. The entire site area of Tseung Kwan O Town Lot No.70 is approximately 326,751 square metres and this has not been altered since the Conditions of Grant and will not be altered by the Modification Letter. A new Tseung Kwan O South station will be situated within the Tseung Kwan O Town Lot No.70. The total gross floor area of the development on Site AB will be not less than 185,818 square metres and not more than 309,696 square metres. Site AB will include residential accommodation, a kindergarten and parking spaces. The Company is required to pay to the Government the premium for Site AB, which was assessed by the Valuation Section of the Lands Department of the Government to be HK$8,061,470,000, by reference to the full market value of Site AB, ignoring the presence of the railway. The value of Site AB, by reference to the premium assessed, was HK$8,061,470,000 as at 18th January, 2006. The Company is required to pay the premium for Site AB in one lump sum within 3 calendar months from 18th January, 2006. The premium will be paid by the Developer of Site AB.

**Reasons for accepting Government's offer and executing the relevant documentation**

The Company has accepted Government's offer and has executed relevant documentation and proposes to execute the Modification Letter in order to be allowed to proceed with the proposed development on Site AB. On the basis that the assessed premium for Site AB is considered to be in line with current market values, and having regard to all of the terms and conditions of the Government's offer, the Directors (including the independent non-executive Directors) believe that the terms of Government's offer and the relevant documentation (including the Modification Letter) are fair and reasonable and in the interests of the shareholders of the Company as a whole.

**General**

This announcement is made in accordance with Chapter 14 of the Listing Rules, the conditions of the Waiver and Rule 14A.47 of the Listing Rules.

**Discloseable Transaction**

The transaction is a discloseable transaction under Chapter 14 of the Listing Rules and is subject to the requirements for the publication of an announcement and the distribution and publication of a circular in accordance with Rules 14.34 and 14.38, respectively, of the Listing Rules. The Company will send a circular to its shareholders and the Stock Exchange and arrange for its publication within 21 days after the publication of this announcement.

**Connected Transaction**

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is also a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions

between the Company and the Government involving land and land interests subject to certain conditions. Under the Waiver, the Company is required to make an announcement of the transaction in accordance with Rule 14A.47 of the Listing Rules and to disclose details of the transaction in its next annual report in accordance with Rule 14A.45 of the Listing Rules. The Company is also required under the Waiver to make the transaction subject to the approval of the Board of Directors, with the Directors appointed by the Government under section 8 of the Mass Transit Railway Ordinance (Cap. 556) and any Director who holds a position in the Government being required to abstain from voting. Accordingly, Mr. Frederick Ma Si-hang (represented by his alternate director, Mr. Martin McKenzie Glass), the Secretary for the Environment, Transport and Works and the Commissioner for Transport disclosed their interest in the transaction at the meeting of the Board of Directors on 10th January, 2006 and they each abstained from voting on the relevant Board resolutions.

Details of the transaction will be disclosed in the circular to be distributed and published in accordance with Rule 14.38 of the Listing Rules on or about 8th February, 2006 and in next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

**Principal activities of the Company**

The principal activities of the Company and its subsidiaries are (a) the operation of a mass transit railway system, (b) property development at locations relating to the railway system, (c) related commercial activities, (d) the construction and operation of the Tung Chung Cable Car Project and related tourist development, (e) the planning and construction of future extensions to the railway system and other related infrastructure projects, (f) consultancy services, (g) the operation of a smart card system by Octopus Cards Limited, and (h) equity investments and long term operation and maintenance contracts outside of Hong Kong.

**Definitions**

| | |
|---|---|
| "Conditions of Grant" | means the particulars and conditions for the grant of an agreement for lease by private treaty of Tseung Kwan O Town Lot No.70 between the Government and the Company dated 16th May, 2002 as varied or modified by a modification letter dated 19th April, 2005; |
| "Developer" | means Rich Asia Investments Limited, which was the successful tenderer in the tender to develop Site AB; |
| "Development Agreement" | means the agreement to be entered into between the Company and the Developer in respect of the development of Site AB; |
| "Directors" | means members of the board of directors of the Company; |
| "Government" | means the Government of the Hong Kong Special Administrative Region of the People's Republic of China; |
| "Listing Rules" | means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "Modification Letter" | means the further modification letter to be entered into between the Company and the Government in relation to the Conditions of Grant; |

"Site AB" means Site AB of Tseung Kwan O Town Lot No.70, Area 86, Tseung Kwan O, Sai Kung, New Territories;

"Stock Exchange" means The Stock Exchange of Hong Kong Limited; and

"Waiver" means the waiver granted by the Stock Exchange to the Company from the requirements under Chapter 14A of the Listing Rules (subject to certain conditions) which, for the avoidance of doubt, and as discussed in the announcement of the Company dated 24 October 2005, has been updated by the Stock Exchange to reflect the adjustments relating to Octopus Cards Limited discussed in that announcement, such that the Waiver which previously related to Octopus Cards Limited now also relates to (i) transactions between the Company and Octopus Holdings Limited, Octopus Cards Limited and their respective subsidiaries and (ii) transactions between Kowloon-Canton Railway Corporation and Octopus Holdings Limited, Octopus Cards Limited and their respective subsidiaries.

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 18th January, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 19th January, 2006.

地鐵公司 MTR Corporation

(d).



RECEIVED

MTR CORPORATION<00066> - Results Announcement (Summary)

MTR Corporation Limited announced on 07/03/2006:
(stock code: 00066 )
Year end date: 31/12/2005
Currency: HKD
Auditors' Report: Unqualified

| Note | (Audited ) Current Period from 01/01/2005 to 31/12/2005 ('Million ) | (Audited ) Last Corresponding Period from 01/01/2004 to 31/12/2004 ('Million ) |
|---|---|---|
| Turnover | : 9,153 | 8,351 |
| Profit/(Loss) from Operations | : 8,564 | 6,598 |
| Finance cost | : (1,361) | (1,450) |
| Change in Fair Value of Investment Properties | : 2,800 | 2,486 |
| Share of Profit Less Losses of Non-controlled Subsidiary and Associates | : 9 | 39 |
| Share of Profit/(Loss) of Jointly Controlled Entities | : N/A | N/A |
| Profit/(Loss) after Tax & MI | : 8,450 | 6,543 |
| % Change over Last Period | : +29.1 % | |
| EPS/(LPS)-Basic (in dollars) | : 1.55 | 1.23 |
| -Diluted (in dollars) | : 1.55 | 1.23 |
| Extraordinary (ETD) Gain/(Loss) | : N/A | N/A |
| Profit/(Loss) after ETD Items | : 8,450 | 6,543 |
| Final Dividend per Share | : $0.28 | $0.28 |
| (Specify if with other options) | : (with scrip dividend option) | (with scrip dividend option) |
| B/C Dates for Final Dividend | : 03/04/2006 | to 11/04/2006 bdi. |
| Payable Date | : 27/06/2006 | |
| B/C Dates for (-) General Meeting | : N/A | |
| Other Distribution for Current Period | : N/A | |
| B/C Dates for Other Distribution | : N/A | |

Remarks:

1. TURNOVER

Turnover of MTR Corporation Limited (the "Company") and its subsidiaries (the "Group") during the years ended 31 December 2005 and 2004 comprise:

Year ended 31 December

| HK$ Million | 2005 | 2004 |
| --- | --- | --- |
| Fare revenue | 6,282 | 5,932 |
| Station commercial and other revenue | 1,555 | 1,311 |
| Rental and management income | 1,316 | 1,108 |
| Turnover | 9,153 | 8,351 |

2. ADOPTION OF NEW HONG KONG FINANCIAL REPORTING STANDARDS

A The Group has adopted all Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Accounting Standards ("HKASs"), Interpretations issued by the Standing Interpretations Committee of International Accounting Standards Board ("HK(SIC)-Ints") and Interpretations issued by the HKICPA ("HK-Ints")) issued up to 31 December 2005 pertinent to its operations. The applicable HKFRSs are set out below and the accounts for the year ended 31 December 2004 has been restated in accordance with the relevant requirements except for HKASs 32 and 39 which have been adopted prospectively as of 1 January 2005.

HKAS 1 Presentation of Financial Statements
HKAS 2 Inventories
HKAS 7 Cash Flow Statements
HKAS 8 Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10 Events after the Balance Sheet Date
HKAS 11 Construction Contracts
HKAS 12 Income Taxes
HKAS 14 Segment Reporting
HKAS 16 Property, Plant and Equipment
HKAS 17 Leases
HKAS 18 Revenue
HKAS 19 Employee Benefits
HKAS 20 Accounting for Government Grants and Disclosure of Government Assistance
HKAS 21 The Effects of Changes in Foreign Exchange Rates
HKAS 23 Borrowing Costs
HKAS 24 Related Party Disclosures
HKAS 27 Consolidated and Separate Financial Statements
HKAS 28 Investments in Associates
HKAS 31 Investments in Joint Ventures
HKAS 32 Financial Instruments: Disclosure and Presentation
HKAS 33 Earnings Per Share
HKAS 36 Impairment of Assets
HKAS 37 Provisions, Contingent Liabilities and Contingent Assets
HKAS 39 Financial Instruments: Recognition and Measurement
HKAS 40 Investment Property
HKFRS 2 Share-based Payment
HKFRS 3 Business Combinations
HK(SIC)-Int 15 Operating Leases - Incentives
HK(SIC)-Int 21 Income Taxes - Recovery of Revalued Non-Depreciable Assets
HK(SIC)-Int 27 Evaluating the Substance of Transaction Involving the Legal Forms of a Lease
HK-Int 2 The Appropriate Accounting Policies for Hotel Properties
HK-Int 3 Revenue - Pre-completion Contracts for the Sale of Development Properties
HK-Int 4 Leases - Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of the above new HKFRSs has the following impacts on the Group's accounting policies:

(i) The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 20, 21, 23, 27, 28, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4

do not result in substantial changes to the Group's accounting policies. In summary:

- HKASs 2, 8, 16, 27 and 28 affect certain disclosure of the accounts; and
- HKASs 7, 10, 11, 12, 14, 18, 19, 20, 21, 23, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not have any impact as the Group's accounting policies already comply with those standards.

(ii) The adoption of HKAS 1 has resulted in changes in presentation of shares of non-controlled subsidiaries' taxation and minority interests as follow:

- in prior years, the Group's share of taxation of non-controlled subsidiaries accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1 January 2005, the Group has changed the presentation and includes the share of taxation of non-controlled subsidiaries accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before tax; and
- in prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to equity shareholders (the equity shareholders of the Company). With effect from 1 January 2005, in order to comply with HKASs 1 and 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company.

These changes in presentation have been applied retrospectively with comparatives restated.

(iii) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a leasehold interest in land is accounted for as an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortised over its unexpired lease term, whereas indistinguishable leasehold land and building is stated collectively at valuation less accumulated depreciation. The new accounting policies have been adopted retrospectively and the adjustments for each financial statement line item affected for 31 December 2005 and 2004 are set out in note 2B(i).

(iv) The adoption of HKAS 24 resulted in an expanded definition of related parties to include post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group, in addition to entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and / or their close family members). This revised definition has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period.

(v) The adoption of HKASs 32 and 39 has resulted in a change in

accounting policy for recognition, measurement and disclosure of financial instruments. Prior to 1 January 2005, derivatives of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, all derivatives have been recognised at their fair value on the balance sheet on 1 January 2005. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities, such as loans that are designated as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly transferred to hedging reserve. The changes in accounting policies relating to accounting for financial instruments were adopted by way of opening balance adjustments to other reserves as at 1 January 2005. Comparative amounts have not been restated as the Company has adopted HKASs 32 and 39 prospectively. The adjustments for each financial statement line affected for the year ended 31 December 2005 are set out in note 2B(i).

(vi) The adoption of HKAS 40 has resulted in a change in accounting policy for the Group's investment properties. In prior years, increases in the valuation of investment property were credited to the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances, movements in the fair value were recognised in the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of the investment property are to be recognised in the profit and loss account.

The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy for the deferred tax treatment on the Group's investment properties. Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was not provided on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil. Following the adoption of HK(SIC)-Int 21, the deferred tax arising from revaluation of the investment properties is required to be valued on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate and is charged to the profit and loss account.

All the above changes in accounting policies relating to investment property have been adopted retrospectively. The adjustments for each financial statement line affected for 31 December 2005 and 2004 are set out in note 2B(i).

(vii) The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments. Prior to this, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable. Following the adoption of HKFRS 2:

- the fair value of share options at grant date are amortised over the relevant vesting periods to the profit and loss account with corresponding increases recognised in an employee share-based capital reserve within equity; and
- the fair value of cash-settled share-based payments are charged to profit and loss account, with corresponding amount recorded in

http://main.ednews.hk/listedco/listconews/sehk/20060307/LTN2006030708... 22/05/2007

liabilities.

The new accounting policies have been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002. The adjustments for each financial statement line affected for the years ended 31 December 2005 and 2004 are set out in note 2B(i).

(viii) The introduction of HK-Int 2 has resulted in a change in accounting policy on depreciation of the Group's rails assets. In prior years, certain rails assets subject to continuous repair and maintenance had been carried at historical cost without depreciation as those assets were considered to be maintained in full working condition, while the related repair and maintenance and replacement cost of which was charged to the profit and loss account as revenue expenses. Following the introduction of HK-Int 2, depreciation is provided on such rails assets and charged to the profit and loss account while rail replacement cost is capitalised and depreciated.

Comparative figures have not been adjusted on adoption of the new policies as the financial impact of a retrospective adjustment is not material.

B (i) Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2004 and 2005 to take into account the effects of changes in the above accounting policies, except for HKASs 32 and 39 (note 2B(iii)) which are applied prospectively and HK-Int 2 (note 2B(iv)) as explained in notes 2A (v) and (viii) above. The previously reported net profit for the year ended 31 December 2004 has also been adjusted. These effects on the financial statements are summarised as follows:

Consolidated profit and loss account
Effects of adopting

HK$ Million

| HKAS 17 | HKAS 40 | HKFRS 2 | HK(SIC)- | Total |
|---|---|---|---|---|
| Effects on periods prior to 2004 | | | | |
| Decrease in depreciation | | | | |
| 98 | - | - | - | 98 |
| Increase in other expenses | | | | |
| (98) | - | - | - | (98) |
| Revaluation gain on investment properties | | | | |
| - | 6,682 | - | - | 6,682 |
| Increase in deferred tax | | | | |
| - | - | - | (1,169) | (1,169) |
| Increase in retained profits | | | | |
| - | 6,682 | - | (1,169) | 5,513 |

Effects on year ended 31 December 2004

Decrease in depreciation

| | | | | |
|---|---|---|---|---|
| 13 | - | - | - | 13 |

Increase in other expenses

| | | | | |
|---|---|---|---|---|
| (13) | - | - | - | (13) |

Revaluation gain on investment properties

| | | | | |
|---|---|---|---|---|
| - | 2,486 | - | - | 2,486 |

Increase in deferred tax

| | | | | |
|---|---|---|---|---|
| - | - | - | (435) | (435) |

Increase in staff costs and related expenses for share option schemes

| | | | | |
|---|---|---|---|---|
| - | - | (4) | - | (4) |

Increase in profit for the year ended 31 December 2004*

| | | | | |
|---|---|---|---|---|
| - | 2,486 | (4) | (435) | 2,047 |

Increase in retained profits as at 31 December 2004

| | | | | |
|---|---|---|---|---|
| - | 9,168 | (4) | (1,604) | 7,560 |

* Restated profit for the year ended 31 December 2004 is HK$6,543 million, after taking into account the prior year adjustments of HK$2,047 million due to changes in accounting policies (note 3).

Consolidated balance sheet

Effects of adopting

HK$ Million

| HKAS 17 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
|---|---|---|---|---|
| **Effects as at 31 December 2004** | | | | |
| **Assets** | | | | |
| Decrease in other property, plant and equipment | | | | |
| (621) | - | - | - | (621) |
| Increase in prepaid land lease payments | | | | |
| 621 | - | - | - | 621 |
| - | - | - | - | - |
| **Liabilities** | | | | |
| Increase in creditors, accrued charges and provisions | | | | |
| - | - | 3 | - | 3 |
| Increase in deferred tax liabilities | | | | |
| - | - | - | 1,604 | 1,604 |
| - | - | 3 | 1,604 | 1,607 |
| Net assets | | | | |
| - | - | (3) | (1,604) | (1,607) |
| **Equity** | | | | |
| Decrease in investment property revaluation reserve | | | | |
| - | (9,168) | - | - | (9,168) |

| | | | | | |
|---|---|---|---|---|---|
| Increase in employee share-based capital reserve | - | - | 1 | - | 1 |
| Increase / (decrease) in retained profits | - | 9,168 | (4) | (1,604) | 7,560 |
| | - | - | (3) | (1,604) | (1,607) |

(ii) The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account, and the consolidated balance sheet for the year ended 31 December 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

Consolidated profit and loss account
Estimated effects of adopting

| HK$ Million | HKAS 17 | HKASs 32 & 39 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
|---|---|---|---|---|---|---|
| Estimated effects on year ended 31 December 2005 | | | | | | |
| Decrease in depreciation | 13 | - | - | - | - | 13 |
| Increase in other expenses | (13) | (9) | - | - | - | (22) |
| Revaluation gain on investment properties | - | - | 2,800 | - | - | 2,800 |
| Increase in interest and finance charges | - | (6) | - | - | - | (6) |
| Decrease / (increase) in deferred tax | - | 3 | - | 1 | (490) | (486) |
| Increase in staff costs and related expenses for share option schemes | - | - | - | (5) | - | (5) |
| Increase in profit for the year ended 31 December 2005 | - | (12) | 2,800 | (4) | (490) | 2,294 |

Consolidated balance sheet
Estimated effects of adopting

| HK$ Million | HKAS 17 | HKASs 32 & 39 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
|---|---|---|---|---|---|---|
| Estimated effects as at 31 December 2005 | | | | | | |
| Assets | | | | | | |
| Decrease in other property, plant and equipment | (608) | - | - | - | - | (608) |
| Decrease in deferred expenditure | - | (109) | - | - | - | (109) |
| Increase in prepaid land lease payments | 608 | - | - | - | - | 608 |

| | | | | | | |
|---|---|---|---|---|---|---|
| Increase in derivative financial assets | - | 234 | - | - | - | 234 |
| | - | 125 | - | - | - | 125 |
| **Liabilities** | | | | | | |
| Increase in creditors, accrued charges and provisions | - | - | - | 7 | - | 7 |
| Decrease in loans | - | (410) | - | - | - | (410) |
| Increase in derivative financial liabilities | - | 307 | - | - | - | 307 |
| Increase / (decrease) in deferred tax liabilities | - | 2 | - | (1) | 2,094 | 2,095 |
| | - | (101) | - | 6 | 2,094 | 1,999 |
| Net assets | - | 226 | - | (6) | (2,094) | (1,874) |
| **Equity** | | | | | | |
| Decrease in investment property revaluation reserve | - | - | (11,968) | - | - | (11,968) |
| Increase in hedging reserve | - | 24 | - | - | - | 24 |
| Increase in employee share-based capital reserve | - | - | - | 2 | - | 2 |
| Increase / (decrease) in retained profits | - | 202 | 11,968 | (8) | (2,094) | 10,068 |
| | - | 226 | - | (6) | (2,094) | (1,874) |

(iii) Following the prospective adoption of HKAS 39 from 1 January 2005, the following adjustments were made on the same date:
- recognise derivatives at fair value on the balance sheet on 1 January 2005 and adjust the balance to retained profits, except for those qualified for effective cash flow hedges which are recognised in the hedging reserve directly; and
- revalue those financial assets or financial liabilities that should be valued at fair value and those that should be valued at amortised cost and adjust the balance to retained profits at 1 January 2005.

As a result, the balances of retained profits and hedging reserve on 1 January 2005 have been increased by HK$190 million (note 3) and decreased by HK$66 million respectively.

(iv) With regard to HK-Int 2, the Company has conducted an assessment of the financial implications of this new interpretation to its accounts and concluded that the impact was not significant and thus no prior period adjustment was considered necessary.

3. RETAINED PROFITS

The movements of the retained profits during the years ended 31 December 2005 and 2004 were as follows:

| HK$ Million | |
|---|---|
| Balance as at 1 January 2005, as previously reported | 17,771 |
| Prior period adjustments on effects of changes in accounting policies (note 2B(i)) | 7,560 |
| | 25,331 |
| Effect of prospective adoption of new accounting policy with respect to financial instruments (note 2B(iii)) | 190 |
| Balance as at 1 January 2005, as restated | 25,521 |
| Dividends approved / paid | (2,273) |
| Profit for the year | 8,450 |
| Balance as at 31 December 2005 | 31,698 |

| HK$ Million | (Restated) |
|---|---|
| Balance as at 1 January 2004, as previously reported | 15,506 |
| Prior period adjustments on effects of changes in accounting policies (note 2B(i)) | 5,513 |
| Balance as at 1 January 2004, as restated | 21,019 |
| Dividends approved / paid | (2,231) |
| Profit for the year, as previously reported | 4,496 |
| Effects on changes in accounting policies (note 2B(i)) | 2,047 |
| Profit for the year, as restated | 6,543 |
| Balance as at 31 December 2004, as restated | 25,331 |

4. INCOME TAX

Income tax in the consolidated profit and loss account represents:

| | Year ended 31 December | |
|---|---|---|
| | 2005 | 2004 |
| HK$ Million | | (Restated) |
| Current tax - overseas | 1 | 4 |
| Deferred tax expense relating to the origination and reversal of temporary differences on: | | |
| - change in fair value of investment properties | 490 | 435 |
| - others | 1,058 | 691 |
| | 1,548 | 1,126 |
| | 1,549 | 1,130 |

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off

against current year's assessable profits or have sustained tax losses for the year ended 31 December 2005. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2004: 17.5%).

5. DIVIDEND

The Board has recommended to pay a final dividend of HK$0.28 per share. The Company proposes that a scrip dividend option will be offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 27 June 2006 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 11 April 2006. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year ended 31 December 2005 attributable to equity shareholders of HK$8, 450 million (2004: HK$6,543 million, as restated) and the weighted average number of ordinary shares of 5,430,594,654 in issue during the year (2004: 5,331,253,996).

The calculation of diluted earnings per share is based on the profit for the year ended 31 December 2005 attributable to equity shareholders of HK$8,450 million (2004: HK$6,543 million, as restated) and the weighted average number of ordinary shares of 5,436,752,536 in issue during the year (2004: 5,337,217,673) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$1.13 (2004: HK$0.84, as restated) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax.

7. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year ended 31 December 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

8. CHARGE ON GROUP ASSETS

None of the Group's assets is charged or subject to any encumbrance.

9. ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 8 June 2006. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 18 April 2006.

10. CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2005 with

the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years.

## 11. PUBLICATION OF THE RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the Company's website at www. mtr.com.hk and the website of the Stock Exchange. The Annual Report will also be available at the Company's and the Stock Exchange's websites in mid April 2006 and will be despatched to shareholders of the Company in mid April 2006.

## 12. CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 3 April 2006 to 11 April 2006 (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4 p.m. on 31 March 2006. It is expected that the final dividend will be paid on or about 27 June 2006.

# MTR Corporation Limited

# （地鐵有限公司）

RECEIVED

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 66)**

## ANNOUNCEMENT OF AUDITED RESULTS FOR YEAR ENDED 31 DECEMBER 2005

### HIGHLIGHTS

**Financial**

- Revenue increased 9.6% to HK$9,153 million
- Operating margin before depreciation (EBITDA margin) rose 1.5% points to 55.7%
- Property development profit of HK$6,145 million
- Net profit attributable to equity shareholders, excluding investment properties revaluation and net of deferred tax (profit from underlying businesses), increased 36.7% to HK$6,140 million
- Reported net profit, including investment properties revaluation, rose 29.1% to HK$8,450 million
- Gross debt/equity ratio at year-end improved to 40.4% from 49.1% at 2004 year-end
- Final dividend of HK$0.28 per share

**Operational**

- Patronage increased 3.0% to 867 million
- Strong revenue growth in station commercial, property rental and other businesses
- Package 1 and Package 2 of Tseung Kwan O Area 86 awarded in January 2005 and January 2006 respectively
- Disneyland Resort Line and AsiaWorld-Expo Station opened
- Establishment of the public-private partnership company for Beijing Line 4 project in January 2006

The Directors of MTR Corporation Limited ("the Company" or "MTRCL") are pleased to announce the audited results of the Company and its subsidiaries ("the Group") for the year ended 31 December 2005 as follows:

## CONSOLIDATED PROFIT AND LOSS ACCOUNT

| HK$ Million | Year ended 31 December 2005 | 2004 (Restated) |
|---|---|---|
| Fare revenue | **6,282** | 5,932 |
| Station commercial and other revenue | **1,555** | 1,311 |
| Rental and management income | **1,316** | 1,108 |
| **Turnover** | **9,153** | 8,351 |
| Staff costs and related expenses | **(1,614)** | (1,546) |
| Energy and utilities | **(541)** | (544) |
| Operational rent and rates | **(92)** | (70) |
| Stores and spares consumed | **(120)** | (128) |
| Repairs and maintenance | **(496)** | (517) |
| Railway support services | **(74)** | (72) |
| Expenses relating to station commercial and other businesses | **(358)** | (315) |
| Property ownership and management expenses | **(238)** | (207) |
| Project study and business development expenses | **(142)** | (167) |
| General and administration expenses | **(207)** | (167) |
| Other expenses | **(170)** | (89) |
| **Operating expenses before depreciation** | **(4,052)** | (3,822) |
| **Operating profit from railway and related operations before depreciation** | **5,101** | 4,529 |
| Profit on property developments | **6,145** | 4,568 |
| **Operating profit before depreciation** | **11,246** | 9,097 |
| Depreciation | **(2,682)** | (2,499) |
| **Operating profit before interest and finance charges** | **8,564** | 6,598 |
| Interest and finance charges | **(1,361)** | (1,450) |
| Change in fair value of investment properties | **2,800** | 2,486 |
| Share of profits less losses of non-controlled subsidiaries and associates | **9** | 39 |
| **Profit before taxation** | **10,012** | 7,673 |
| Income tax | **(1,549)** | (1,130) |
| **Profit for the year** | **8,463** | 6,543 |
| **Attributable to:** | | |
| — Equity shareholders of the Company | **8,450** | 6,543 |
| — Minority interests | **13** | — |
| | **8,463** | 6,543 |
| **Dividends** | | |
| Interim dividend declared and paid during the year | **764** | 750 |
| Final dividend proposed after the balance sheet date | **1,535** | 1,509 |
| | **2,299** | 2,259 |
| **Earnings per share:** | | |
| — Basic | **HK$1.55** | HK$1.23 |
| — Diluted | **HK$1.55** | HK$1.23 |

## CONSOLIDATED BALANCE SHEET

| HK$ Million | As at 31 December 2005 | As at 31 December 2004 (Restated) |
|---|---|---|
| **Assets** | | |
| Fixed assets | | |
| — Investment properties | **19,892** | 16,687 |
| — Other property, plant and equipment | **83,383** | 83,005 |
| | **103,275** | 99,692 |
| Railway construction in progress | **1,006** | 962 |
| Property development in progress | **2,756** | 2,088 |
| Deferred expenditure | **281** | 243 |
| Prepaid land lease payments | **608** | 621 |
| Interests in non-controlled subsidiaries | **103** | 63 |
| Deferred tax assets | **19** | 15 |
| Investments in securities | **183** | 202 |
| Staff housing loans | **34** | 47 |
| Properties held for sale | **1,311** | 815 |
| Derivative financial assets | **234** | — |
| Stores and spares | **248** | 248 |
| Debtors, deposits and payments in advance | **3,095** | 1,276 |
| Amounts due from the Government and other related parties | **154** | 133 |
| Cash and cash equivalents | **359** | 269 |
| | **113,666** | 106,674 |
| **Liabilities** | | |
| Bank overdrafts | **14** | 11 |
| Short-term loans | **385** | — |
| Creditors, accrued charges and provisions | **3,303** | 3,037 |
| Current taxation | **2** | 3 |
| Contract retentions | **170** | 240 |
| Amounts due to related parties | **17** | 1 |
| Loans and obligations under finance leases | **27,865** | 30,367 |
| Derivative financial liabilities | **307** | — |
| Deferred liabilities | **112** | 109 |
| Deferred income | **3,584** | 4,638 |
| Deferred tax liabilities | **8,011** | 6,368 |
| | **43,770** | 44,774 |
| **Net assets** | **69,896** | 61,900 |
| **Equity** | | |
| Share capital, share premium and capital reserve | **37,450** | 36,269 |
| Other reserves | **32,425** | 25,623 |
| **Total equity attributable to equity shareholders of the Company** | **69,875** | 61,892 |
| **Minority interests** | **21** | 8 |
| **Total equity** | **69,896** | 61,900 |

# 1. AUDITORS' REPORT

The results for the year ended 31 December 2005 have been audited in accordance with Hong Kong Standards on Auditing, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by KPMG whose unmodified audit report is included in the annual report to be sent to shareholders. The results have also been reviewed by the Group's Audit Committee.

# 2. ADOPTION OF NEW HONG KONG FINANCIAL REPORTING STANDARDS

A The Group has adopted all Hong Kong Financial Reporting Standards ("HKFRSs") (which include all Hong Kong Accounting Standards ("HKASs"), Interpretations issued by the Standing Interpretations Committee of International Accounting Standards Board ("HK(SIC)-Ints") and Interpretations issued by the HKICPA ("HK-Ints")) issued up to 31 December 2005 pertinent to its operations. The applicable HKFRSs are set out below and the accounts for the year ended 31 December 2004 has been restated in accordance with the relevant requirements except for HKASs 32 and 39 which have been adopted prospectively as of 1 January 2005.

| | |
|---|---|
| HKAS 1 | Presentation of Financial Statements |
| HKAS 2 | Inventories |
| HKAS 7 | Cash Flow Statements |
| HKAS 8 | Accounting Policies, Changes in Accounting Estimates and Errors |
| HKAS 10 | Events after the Balance Sheet Date |
| HKAS 11 | Construction Contracts |
| HKAS 12 | Income Taxes |
| HKAS 14 | Segment Reporting |
| HKAS 16 | Property, Plant and Equipment |
| HKAS 17 | Leases |
| HKAS 18 | Revenue |
| HKAS 19 | Employee Benefits |
| HKAS 20 | Accounting for Government Grants and Disclosure of Government Assistance |
| HKAS 21 | The Effects of Changes in Foreign Exchange Rates |
| HKAS 23 | Borrowing Costs |
| HKAS 24 | Related Party Disclosures |
| HKAS 27 | Consolidated and Separate Financial Statements |
| HKAS 28 | Investments in Associates |
| HKAS 31 | Investments in Joint Ventures |
| HKAS 32 | Financial Instruments: Disclosure and Presentation |
| HKAS 33 | Earnings Per Share |
| HKAS 36 | Impairment of Assets |
| HKAS 37 | Provisions, Contingent Liabilities and Contingent Assets |
| HKAS 39 | Financial Instruments: Recognition and Measurement |
| HKAS 40 | Investment Property |
| HKFRS 2 | Share-based Payment |
| HKFRS 3 | Business Combinations |
| HK(SIC)-Int 15 | Operating Leases — Incentives |
| HK(SIC)-Int 21 | Income Taxes — Recovery of Revalued Non-Depreciable Assets |
| HK(SIC)-Int 27 | Evaluating the Substance of Transaction Involving the Legal Forms of a Lease |
| HK-Int 2 | The Appropriate Accounting Policies for Hotel Properties |
| HK-Int 3 | Revenue — Pre-completion Contracts for the Sale of Development Properties |
| HK-Int 4 | Leases — Determination of the Length of Lease Term in respect of Hong Kong Land Leases |

The adoption of the above new HKFRSs has the following impacts on the Group's accounting policies:

(i) The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 20, 21, 23, 27, 28, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not result in substantial changes to the Group's accounting policies. In summary:

- HKASs 2, 8, 16, 27 and 28 affect certain disclosure of the accounts; and
- HKASs 7, 10, 11, 12, 14, 18, 19, 20, 21, 23, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not have any impact as the Group's accounting policies already comply with those standards.

(ii) The adoption of HKAS 1 has resulted in changes in presentation of shares of non-controlled subsidiaries' taxation and minority interests as follow:

- in prior years, the Group's share of taxation of non-controlled subsidiaries accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1 January 2005, the Group has changed the presentation and includes the share of taxation of non-controlled subsidiaries accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before tax; and
- in prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to equity shareholders (the equity shareholders of the Company). With effect from 1 January 2005, in order to comply with HKASs 1 and 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company.

These changes in presentation have been applied retrospectively with comparatives restated.

(iii) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a leasehold interest in land is accounted for as an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortised over its unexpired lease term, whereas indistinguishable leasehold land and building is stated collectively at valuation less accumulated depreciation. The new accounting policies have been adopted retrospectively and the adjustments for each financial statement line item affected for 31 December 2005 and 2004 are set out in note 2B(i).

(iv) The adoption of HKAS 24 resulted in an expanded definition of related parties to include post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group, in addition to entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members). This revised definition has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period.

(v) The adoption of HKASs 32 and 39 has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments. Prior to 1 January 2005, derivatives of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, all derivatives have been recognised at their fair value on the balance sheet on 1 January 2005. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities, such as loans that are designated as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly transferred to hedging reserve. The changes in accounting policies relating to accounting for financial instruments were adopted by way of opening balance adjustments to other reserves as at 1 January 2005. Comparative amounts have not been restated as the Company has adopted HKASs 32 and 39 prospectively. The adjustments for each financial statement line affected for the year ended 31 December 2005 are set out in note 2B(i).

(vi) The adoption of HKAS 40 has resulted in a change in accounting policy for the Group's investment properties. In prior years, increases in the valuation of investment property were credited to the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a

deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances, movements in the fair value were recognised in the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of the investment property are to be recognised in the profit and loss account.

The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy for the deferred tax treatment on the Group's investment properties. Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was not provided on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil. Following the adoption of HK(SIC)-Int 21, the deferred tax arising from revaluation of the investment properties is required to be valued on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate and is charged to the profit and loss account.

All the above changes in accounting policies relating to investment property have been adopted retrospectively. The adjustments for each financial statement line affected for 31 December 2005 and 2004 are set out in note 2B(i).

(vii) The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments. Prior to this, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable. Following the adoption of HKFRS 2:

- the fair value of share options at grant date are amortised over the relevant vesting periods to the profit and loss account with corresponding increases recognised in an employee share-based capital reserve within equity; and
- the fair value of cash-settled share-based payments are charged to profit and loss account, with corresponding amount recorded in liabilities.

The new accounting policies have been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002. The adjustments for each financial statement line affected for the years ended 31 December 2005 and 2004 are set out in note 2B(i).

(viii) The introduction of HK-Int 2 has resulted in a change in accounting policy on depreciation of the Group's rails assets. In prior years, certain rails assets subject to continuous repair and maintenance had been carried at historical cost without depreciation as those assets were considered to be maintained in full working condition, while the related repair and maintenance and replacement cost of which was charged to the profit and loss account as revenue expenses. Following the introduction of HK-Int 2, depreciation is provided on such rails assets and charged to the profit and loss account while rail replacement cost is capitalised and depreciated.

Comparative figures have not been adjusted on adoption of the new policies as the financial impact of a retrospective adjustment is not material.

B (i) Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2004 and 2005 to take into account the effects of changes in the above accounting policies, except for HKASs 32 and 39 (note 2B(iii)) which are applied prospectively and HK-Int 2 (note 2B(iv)) as explained in notes 2A(v) and (viii) above. The previously reported net profit for the year ended 31 December 2004 has also been adjusted. These effects on the financial statements are summarised as follows:

## Consolidated profit and loss account

| | Effects of adopting | | | | |
|---|---|---|---|---|---|
| HK$ Million | HKAS 17 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
| **Effects on periods prior to 2004** | | | | | |
| Decrease in depreciation | 98 | — | — | — | 98 |
| Increase in other expenses | (98) | — | — | — | (98) |
| Revaluation gain on investment properties | — | 6,682 | — | — | 6,682 |
| Increase in deferred tax | — | — | — | (1,169) | (1,169) |
| Increase in retained profits | — | 6,682 | — | (1,169) | 5,513 |
| **Effects on year ended 31 December 2004** | | | | | |
| Decrease in depreciation | 13 | — | — | — | 13 |
| Increase in other expenses | (13) | — | — | — | (13) |
| Revaluation gain on investment properties | — | 2,486 | — | — | 2,486 |
| Increase in deferred tax | — | — | — | (435) | (435) |
| Increase in staff costs and related expenses for share option schemes | — | — | (4) | — | (4) |
| Increase in profit for the year ended 31 December 2004* | — | 2,486 | (4) | (435) | 2,047 |
| **Increase in retained profits as at 31 December 2004** | — | 9,168 | (4) | (1,604) | 7,560 |

* *Restated profit for the year ended 31 December 2004 is HK$6,543 million, after taking into account the prior year adjustments of HK$2,047 million due to changes in accounting policies (note 3).*

## Consolidated balance sheet

| HK$ Million | Effects of adopting HKAS 17 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
|---|---|---|---|---|---|
| **Effects as at 31 December 2004** | | | | | |
| **Assets** | | | | | |
| Decrease in other property, plant and equipment | (621) | — | — | — | (621) |
| Increase in prepaid land lease payments | 621 | — | — | — | 621 |
| | — | — | — | — | — |
| **Liabilities** | | | | | |
| Increase in creditors, accrued charges and provisions | — | — | 3 | — | 3 |
| Increase in deferred tax liabilities | — | — | — | 1,604 | 1,604 |
| | — | — | 3 | 1,604 | 1,607 |
| **Net assets** | — | — | (3) | (1,604) | (1,607) |
| **Equity** | | | | | |
| Decrease in investment property revaluation reserve | — | (9,168) | — | — | (9,168) |
| Increase in employee share-based capital reserve | — | — | 1 | — | 1 |
| Increase/(decrease) in retained profits | — | 9,168 | (4) | (1,604) | 7,560 |
| | — | — | (3) | (1,604) | (1,607) |

(ii) The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account, and the consolidated balance sheet for the year ended 31 December 2005 is higher or lower than it would have been had the previous policies still been applied in the year, where it is practicable to make such estimates.

## Consolidated profit and loss account

| HK$ Million | Estimated effects of adopting HKAS 17 | HKASs 32 & 39 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
|---|---|---|---|---|---|---|
| **Estimated effects on year ended 31 December 2005** | | | | | | |
| Decrease in depreciation | 13 | — | — | — | — | 13 |
| Increase in other expenses | (13) | (9) | — | — | — | (22) |
| Revaluation gain on investment properties | — | — | 2,800 | — | — | 2,800 |
| Increase in interest and finance charges | — | (6) | — | — | — | (6) |
| Decrease/(increase) in deferred tax | — | 3 | — | 1 | (490) | (486) |
| Increase in staff costs and related expenses for share option schemes | — | — | — | (5) | — | (5) |
| Increase in profit for the year ended 31 December 2005 | — | (12) | 2,800 | (4) | (490) | 2,294 |

## Consolidated balance sheet

| HK$ Million | HKAS 17 | Estimated effects of adopting HKASs 32 & 39 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
|---|---|---|---|---|---|---|
| **Estimated effects as at 31 December 2005** | | | | | | |
| **Assets** | | | | | | |
| Decrease in other property, plant and equipment | (608) | — | — | — | — | (608) |
| Decrease in deferred expenditure | — | (109) | — | — | — | (109) |
| Increase in prepaid land lease payments | 608 | — | — | — | — | 608 |
| Increase in derivative financial assets | — | 234 | — | — | — | 234 |
| | — | 125 | — | — | — | 125 |
| **Liabilities** | | | | | | |
| Increase in creditors, accrued charges and provisions | — | — | — | 7 | — | 7 |
| Decrease in loans | — | (410) | — | — | — | (410) |
| Increase in derivative financial liabilities | — | 307 | — | — | — | 307 |
| Increase/(decrease) in deferred tax liabilities | — | 2 | — | (1) | 2,094 | 2,095 |
| | — | (101) | — | 6 | 2,094 | 1,999 |
| **Net assets** | — | 226 | — | (6) | (2,094) | (1,874) |
| **Equity** | | | | | | |
| Decrease in investment property revaluation reserve | — | — | (11,968) | — | — | (11,968) |
| Increase in hedging reserve | — | 24 | — | — | — | 24 |
| Increase in employee share-based capital reserve | — | — | — | 2 | — | 2 |
| Increase/(decrease) in retained profits | — | 202 | 11,968 | (8) | (2,094) | 10,068 |
| | — | 226 | — | (6) | (2,094) | (1,874) |

(iii) Following the prospective adoption of HKAS 39 from 1 January 2005, the following adjustments were made on the same date:

- recognise derivatives at fair value on the balance sheet on 1 January 2005 and adjust the balance to retained profits, except for those qualified for effective cash flow hedges which are recognised in the hedging reserve directly; and
- revalue those financial assets or financial liabilities that should be valued at fair value and those that should be valued at amortised cost and adjust the balance to retained profits at 1 January 2005.

As a result, the balances of retained profits and hedging reserve on 1 January 2005 have been increased by HK$190 million (note 3) and decreased by HK$66 million respectively.

(iv) With regard to HK-Int 2, the Company has conducted an assessment of the financial implications of this new interpretation to its accounts and concluded that the impact was not significant and thus no prior period adjustment was considered necessary.

# 3. RETAINED PROFITS

The movements of the retained profits during the years ended 31 December 2005 and 2004 were as follows:

| HK$ Million | |
|---|---|
| Balance as at 1 January 2005, as previously reported | 17,771 |
| Prior period adjustments on effects of changes in accounting policies (note 2B(i)) | 7,560 |
| | 25,331 |
| Effect of prospective adoption of new accounting policy with respect to financial instruments (note 2B(iii)) | 190 |
| Balance as at 1 January 2005, as restated | 25,521 |
| Dividends approved/paid | (2,273) |
| Profit for the year | 8,450 |
| Balance as at 31 December 2005 | 31,698 |

| HK$ Million | (Restated) |
|---|---|
| Balance as at 1 January 2004, as previously reported | 15,506 |
| Prior period adjustments on effects of changes in accounting policies (note 2B(i)) | 5,513 |
| Balance as at 1 January 2004, as restated | 21,019 |
| Dividends approved/paid | (2,231) |
| Profit for the year, as previously reported | 4,496 |
| Effects on changes in accounting policies (note 2B(i)) | 2,047 |
| Profit for the year, as restated | 6,543 |
| Balance as at 31 December 2004, as restated | 25,331 |

# 4. INCOME TAX

Income tax in the consolidated profit and loss account represents:

| | Year ended 31 December | |
|---|---|---|
| | **2005** | 2004 |
| **HK$ Million** | | (Restated) |
| Current tax — overseas | **1** | 4 |
| Deferred tax expense relating to the origination and reversal of temporary differences on: | | |
| — change in fair value of investment properties | **490** | 435 |
| — others | **1,058** | 691 |
| | **1,548** | 1,126 |
| | **1,549** | 1,130 |

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses for the year ended 31 December 2005. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2004: 17.5%).

# 5. DIVIDEND

The Board has recommended to pay a final dividend of HK$0.28 per share. The Company proposes that a scrip dividend option will be offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 27 June 2006 to shareholders whose names appear on the

Register of Members of the Company as at the close of business on 11 April 2006. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

## 6. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year ended 31 December 2005 attributable to equity shareholders of HK$8,450 million (2004: HK$6,543 million, as restated) and the weighted average number of ordinary shares of 5,430,594,654 in issue during the year (2004: 5,331,253,996).

The calculation of diluted earnings per share is based on the profit for the year ended 31 December 2005 attributable to equity shareholders of HK$8,450 million (2004: HK$6,543 million, as restated) and the weighted average number of ordinary shares of 5,436,752,536 in issue during the year (2004: 5,337,217,673) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$1.13 (2004: HK$0.84, as restated) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax.

## 7. SEGMENTAL INFORMATION

| | Revenue Year ended 31 December | | Contribution to profit Year ended 31 December | |
|---|---|---|---|---|
| **HK$ Million** | **2005** | 2004 | **2005** | 2004 (Restated) |
| Railway operations | **6,282** | 5,932 | **760** | 670 |
| Station commercial and other businesses | **1,555** | 1,311 | **1,071** | 879 |
| | **7,837** | 7,243 | **1,831** | 1,549 |
| Property ownership and management | **1,316** | 1,108 | **1,074** | 897 |
| | **9,153** | 8,351 | **2,905** | 2,446 |
| Property developments | | | **6,145** | 4,568 |
| | | | **9,050** | 7,014 |
| Unallocated corporate expenses | | | **(1,847)** | (1,866) |
| Change in fair value of investment properties | | | **2,800** | 2,486 |
| Share of profits less losses of non-controlled subsidiaries and associates | | | **9** | 39 |
| Income tax | | | **(1,549)** | (1,130) |
| | | | **8,463** | 6,543 |

No geographical analysis is shown as substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods.

## 8. DEBTORS AND CREDITORS

A The Group's debtors, deposits and payments in advance amounted to HK$3,095 million (2004: HK$1,276 million), out of which HK$1,991 million (2004: HK$263 million) in respect of receivables from property developments which are not yet due, and HK$655 million (2004: HK$892 million) are amounts receivable from rental, advertising and telecommunication activities with due dates ranging from 7 to 50 days, swap interest receivable from debt portfolio management activities due in accordance with the respective terms of the agreements, and amounts receivable from consultancy services income due within 30 days. As of 31 December 2005, HK$185 million (2004: HK$202 million) have been overdue out of which HK$78 million (2004: HK$96 million) were overdue by more than 30 days.

B Creditors, accrued charges and provisions amounted to HK$3,303 million (2004: HK$3,037 million, as restated), majority of which relate to capital project payments to be settled upon certification of work in progress, as well as swap interest payable under the terms of respective swap agreements for debt portfolio management purposes. The Group has no significant balances of trade creditors resulting from its provision of transportation and related services.

## 9. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year ended 31 December 2005, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities.

## 10. CHARGE ON GROUP ASSETS

None of the Group's assets is charged or subject to any encumbrance.

## 11. ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 8 June 2006. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 18 April 2006.

## 12. CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2005 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years.

## 13. PUBLICATION OF THE RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the Company's website at www.mtr.com.hk and the website of the Stock Exchange. The Annual Report will also be available at the Company's and the Stock Exchange's websites in mid April 2006 and will be despatched to shareholders of the Company in mid April 2006.

## KEY STATISTICS

| | Year ended 31 December | |
|---|---|---|
| | **2005** | 2004 |
| Total passenger boardings | | |
| — MTR Lines (in million) | **858.0** | 833.6 |
| — Airport Express Line (in thousands) | **8,493** | 8,015 |
| Average number of passengers (in thousands) | | |
| — MTR Lines (weekday) | **2,497** | 2,403 |
| — Airport Express Line (daily) | **23.3** | 21.9 |
| Operating profit from railway and related operations before depreciation as a percentage of turnover | **55.7%** | 54.2% |

# MANAGEMENT REVIEW AND OUTLOOK

The strategy of MTR Corporation is to create value by seeking growth both in Hong Kong and overseas. I am pleased to report that MTR Corporation achieved strong financial results in 2005 with contributions from all our businesses. We were also encouraged to see that our international expansion strategy has begun to take root and achieved a number of important milestones. For the year, MTR Corporation generated revenue of HK$9,153 million, 9.6% higher than previous year, while net profit attributable to equity shareholders, excluding revaluation of investment properties and net of deferred tax, rose 36.7% to HK$6,140 million. As I noted in last year's annual report, a number of new accounting standards were introduced in Hong Kong effective 1 January 2005. One of these new standards required the revaluation of our investment properties to be recognised as a profit or loss in the year. In 2005, investment property revaluation yielded a profit of HK$2,800 million pre-tax (HK$2,310 million post tax). Including investment property revaluation, net profit attributable to equity shareholders of MTR Corporation has therefore increased by 29.1% to HK$8,450 million with earnings per share increasing 26.0% to HK$1.55. The Board has recommended a final dividend of HK$0.28 which when combined with the interim dividend of HK$0.14 brings the full year dividend to HK$0.42, which is the same as last year.

## Operational Review

In Hong Kong, MTR Corporation benefited from a buoyant economy and an active property market.

*Hong Kong Railway Operations*

It is MTR Corporation's mission to provide world class rail services to the people of Hong Kong. The year 2005 drew to a close with record patronage for MTR. On 23 December 2005, 2.81 million passengers rode on MTR, the highest number of passenger trips the Company has ever recorded on a single, regular 19-hour service day since we began operations 26 years ago.

For the year as a whole, total patronage on the MTR Lines reached a record high of 858 million, an increase of 2.9% over 2004. It is pleasing to see that, under intense competition, MTR Corporation's share of the total franchised public transport market has increased to 25.2% from 24.8% in 2004, and our cross-harbour market share to 61.2% from 59.6% in 2004.

Patronage on the Airport Express Line (AEL) also increased by 6.0% to 8.5 million due to higher numbers of air passenger arrivals and departures at the Hong Kong International Airport, boosting the average daily patronage to 23,300.

For the sixth year in a row, our customer service performance surpassed both the Government's minimum requirement under the Operating Agreement, and our own more stringent Customer Service Pledges. During the year, train service delivery was 99.9%, making MTR one of the most reliable rail systems in the world. In line with our continuous improvement culture, MTR Corporation has taken on board all the recommendations to enhance asset management contained in the Lloyd's Register Rail Report issued in February 2005, with 12 out of the 16 recommendations completed within the year.

Our network expanded in 2005 with the opening of the Disneyland Resort Line (DRL) in August. It connects Hong Kong Disneyland with the MTR network via the interchange station at Sunny Bay on the Tung Chung Line. With its creative design, this theme train quickly became a favourite of Disneyland visitors. In December the AsiaWorld-Expo Station on AEL was opened, providing direct service to and from Hong Kong's newest and largest exhibition facility. The programme to

retrofit platform screen doors in MTR underground stations was substantially completed at the end of 2005, providing a better station environment for our passengers. Final completion of the programme is expected in the first quarter of 2006.

The Company was again recognised for providing high quality service by a number of external organisations. Locally, these included the Public Transport Category award in *East Week Magazine's* first ever "Quality Living Award HK 2005", and for the seventh year in a row, the "Top Service Award 2005" — Public Transport from *Next Magazine*. We also won our first major award in China — the "2005 China National Quality Management Award" from the China Association for Quality. MTR Corporation was also named runner-up in the global "Robert W. Campbell Award" for demonstrating leadership and excellence in integrating safety, health and the environment into operations. On a lighter note, one of the Company's 25th Anniversary TV Commercial "MTR — Metro News Version" received the "Most Delightful TV Commercial" award at the 11th Annual Most Popular TV Commercial Award Presentation organised by ATV in Hong Kong.

I would like to pay tribute to those colleagues who kept Hong Kong moving in the week of the World Trade Organisation Hong Kong Ministerial Conference in December 2005. Through their meticulous planning and skillful implementation, MTR Corporation was able to provide continuous service for the people of Hong Kong during that turbulent week.

*Station Commercial and Other Businesses*

Accelerating the growth of non-fare revenue is an important part of MTR Corporation's strategy. Our station commercial and other businesses registered 18.6% revenue growth to HK$1,555 million during the year on the back of a strong economy, improved consumer spending and higher consultancy revenue.

In advertising, we continued to enhance the attraction of our advertising venues through format refinement and innovation. During the year, audio advertising, platform bunting in stations, lit-up billboards above station entrances and enlarged advertising cards in trains running on the MTR Lines were introduced in our system. MTR Corporation is the leader in outdoor advertising market in Hong Kong. In 2005, revenue from advertisement grew by 9.2% to HK$510 million. In telecommunications, our entire network was upgraded to achieve full 3G coverage in October. Station retail rental income benefited from a combination of increased patronage, strong consumer spending, higher rentals and expanded retail floor space brought about by the renovation of stations. In 2005, we completed renovation of the retail zones at 20 stations, which allowing for repossession of retail area of 1,690 square metres in Kowloon Station to facilitate integration works with Union Square, added 353 net square metres of commercial space and a total of 99 new shops. Revenue from station retail rental grew by 15.4% to HK$344 million.

In our external consultancy business, our strategy is to develop opportunities for our overseas investment business utilising core capabilities of the Company. In 2005, this business continued to grow, with revenue reaching HK$211 million. In the Mainland of China, several new consulting and training contracts were signed in cities including Beijing, Changchun, Shanghai, Tianjin, Guangzhou and Zhuzhou for local as well as multinational organisations. The project consultancy work for Line 9 of Shanghai Rail Transit is progressing well. In Hong Kong, we secured a renewal of the maintenance contract for the Automated People Mover system at the Hong Kong International Airport, and have begun work on the extension of the system to SkyPlaza and the SkyPier. Overseas, more than 30 new projects were secured. Major milestones were reached on existing work in Macau, Taiwan, the UK and the Netherlands.

*New Hong Kong Projects*

With DRL and AsiaWorld-Expo Station successfully completed, our focus has turned to "Ngong Ping 360" which will be a world class tourist attraction in Hong Kong. It comprises a cable car ride starting from Tung Chung and passing over some of the most beautiful natural scenery in Lantau Island to a cultural theme village in Ngong Ping. Substantial progress was made during 2005 on this project, including work on the superstructures at the two terminals and two angle stations, installation of the electrical and mechanical equipment, as well as completion of all sections of rope pulling. Based on progress to date, "Ngong Ping 360" is expected to open in mid 2006.

Public support remains extremely strong for the construction of the West Island Line which will extend the current MTR Island Line service to the Western District of Hong Kong Island. After the Government's decision in June to request the Company to proceed with further planning and preparation of this extension, we have begun preliminary design work and are in active discussions with the Government on detailed scope, cost and implementation, as well as funding. We shall work hard to commence the construction process as soon as final approvals from the Government are obtained in order to provide an efficient and high quality mass transit service for the 200,000 people living and working in the Western District.

Also under discussion with the Government is the South Island Line (East), which will provide much improved transport services between Central and the Southern part of Hong Kong Island and facilitate the rapid development of tourism and commercial activities in the Southern District. We shall work with the Government to develop this concept further as part of the overall planning review of tourism and commercial development in the Southern District of Hong Kong Island and the Ocean Park Re-development.

*Property Businesses*

Our property businesses benefited from a strong economy and positive sentiment in the property market, albeit successive increases in interest rates had a moderating effect on the market towards the latter part of the year.

Taking advantage of favourable market conditions, we launched sales and pre-sales programmes for a number of residential developments along the Airport Railway and the Tseung Kwan O Line during the year. They included, along the Airport Railway, Harbour Green at Olympic Station, Carmel Cove at Caribbean Coast, Le Bleu at Coastal Skyline and The Arch at Kowloon Station and, on the Tseung Kwan O Line, The Grandiose (Area 55b), Central Heights (Area 57a) and Phase 1 of Metro Town (Tiu Keng Leng Station). All of them met with strong responses.

Following the successful tender of Tseung Kwan O Area 86 Package One in January, invitation for the tender of Tseung Kwan O Package Two took place in December and the development right was awarded to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, in January 2006. After evaluating market condition and balancing reward and risk, in 2005 we decided to pay half of the land premium in return for a larger share of development profit for Package One, and in 2006, to extend a HK$4.0 billion interest free loan to the developer in return for an increased sharing in kind of the Package Two development.

Property development profit in 2005 was HK$6,145 million. It was recognised mainly from projects along the Airport Railway, which comprised profit sharing from The Arch, deferred income recognition and sharing in kind, mainly from the receipt of an additional retail shell area of 16,560 square metres gross at Elements in Union Square. From Tseung Kwan O Line

developments, profit was primarily recognised from sharing in kind from The Lane and further proceeds from Residence Oasis, both at Hang Hau Station, and sale of the small retail podium at Central Heights (Area 57a).

In our investment property business, rental income increased by 19.0% to HK$1,183 million. Occupancy levels at all our shopping centres were maintained at 100%. The Lane, which opened in April, added 3,500 square metres gross of retail space and was fully let from the first day of operation. Rental income was also boosted by the increased share of income from Telford Plaza II, as a result of the commercial agreement with the other co-owner, beginning in January 2005.

International marketing and pre-letting of Elements, our new flagship mall at Union Square, has met with a positive response, and pre-letting of The Edge, a new shopping centre at Tseung Kwan O Station, also saw good progress. Our 18 office floors at Two International Finance Centre remained fully let in 2005. In Beijing, we signed a long-term head lease with a Beijing developer for the operation and property management of Oriental Kenzo, a shopping centre of 31,000 square metres gross in the city's Dong Cheng district, with target re-opening in late 2006 after refurbishment.

The property management business saw steady growth in revenue during the year, with units added from Caribbean Coast, Le Bleu and Residence Oasis. As at the end of 2005, the number of residential units under MTR Corporation's management in Hong Kong rose to 54,358 flats, while commercial and office space increased to 562,296 square metres.

## Overseas Growth

MTR Corporation seeks profitable growth outside of Hong Kong by pursuing metro investment opportunities in the Mainland of China and "asset light" railway operating franchises in Europe.

*Mainland of China*

In the Mainland of China, a number of significant milestones were achieved in 2005.

In 2004, we had signed an Agreement in Principle with the Shenzhen Municipal Government to build Phase 2 of the Shenzhen Metro Line 4 and to operate both Phase 1 and Phase 2 of the line for 30 years. As part of the agreement, the Company will be granted development rights for 2.9 million square metres gross floor area. This replicates the "rail and property" business model which has been successfully employed by the Company for the development of the Hong Kong metro network. In May 2005, the Concession Agreement for this RMB6 billion project was initialled between the Company and the Shenzhen Municipal Government, and a feasibility study report was submitted for Central Government approval to the National Development and Reform Commission (NDRC). This was followed by detailed design and site preparation work, and subsequently in November by ground breaking for a trial section of Phase 2. A Memorandum of Understanding (MOU) was signed with the Shenzhen Municipal Government in May, which covers co-operation on Shenzhen Metro Line 3, and discussions continue.

We also made good progress on our first investment project in Beijing. In February, the public-private partnership (PPP) company 49% owned by the Company, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group, initialled the Concession Agreement for investment, construction and operation of Beijing Metro Line 4 for 30 years with the Beijing Municipal Government. With a total investment of RMB15.3 billion, the project involves investment of around RMB4.6 billion by the PPP company to finance the provision of trains and related mechanical and electrical systems, and the balance by the Beijing Municipal Government

for land acquisition and civil construction. In September, NDRC granted approval for the project and in December, the Joint Venture Agreement and Company Articles of Association were approved by the Ministry of Commerce, followed by issuance of a business license by the State Administration of Industries and Commerce in January 2006, thus completing all required registrations for the PPP company. Preparation work, including drawing up tenders for the provision of trains and electrical and mechanical systems, is now well underway. Beijing Metro Line 4 is expected to commence operation in the second half of 2009.

We have initialled the term sheet and loan agreements relating to the non-recourse bank financings respectively for the Shenzhen and Beijing projects. These are denominated in RMB and provide a substantial portion of fixed rate funding and a long maturity period, which will reduce the financial risk.

A number of other cities in China have plans to construct metro systems under the policy of using rail as the backbone of metropolitan transport. MTR Corporation is well positioned to take advantage of this very considerable business opportunity. In May, we signed an MOU with Wuhan Urban Construction Investment and Development Group Co. Ltd. and Wuhan Municipal Development Planning Commission of the Wuhan Municipal Government, which covers co-operation opportunities for the construction and operation of the Wuhan metro network.

*Europe*

During 2005, we participated in the bidding for three train operating franchises, two in the UK in conjunction with local partners, and one in Scandinavia. Although we did not succeed in these bids, we have gained valuable experience from the process which will allow us to be a stronger contender for future opportunities. For 2006, we have identified and are likely to work on a number of possibilities in the UK and Scandinavia. These include the South Western Trains Franchise, for which the Company has been pre-qualified for bidding, and the North London Railway Franchise (formerly Silverlink Metro Franchise), both in the UK.

## Financial Review

As noted in last year's Annual Report, our financial results in 2005 were impacted by a number of accounting changes, particularly that relating to investment property revaluation. In our operations, we achieved strong financial results in all areas of business. Fare revenue for the MTR Lines rose by 5.6% from 2004 to HK$5,721 million while that for the AEL increased 8.9% to HK$561 million. Non-fare revenue, including advertising, telecommunications, station commercial business, property rental and management income as well as income from consultancy business, jumped 18.7% to HK$2,871 million. As a result, total revenue for the year reached HK$9,153 million, an increase of 9.6% from 2004.

Despite the increased scale of business, the opening of DRL and the AsiaWorld-Expo Station and growth costs related to our overseas expansion, we were successful in containing cost increases to a level below revenue growth. Operating costs excluding depreciation for the year amounted to HK$4,052 million, 6.0% higher than last year. This helped boost operating profit before depreciation for the year to HK$5,101 million, a 12.6% increase from 2004 with operating margin before depreciation improving to 55.7% from 54.2% in 2004.

Benefiting from the improved property market sentiment in the year, profit from property development was HK$6,145 million, an increase of 34.5% from 2004. Depreciation charges increased by 7.3% to HK$2,682 million mainly due to completion of the DRL, further platform screen door retrofitting, station renovation projects and the change in an accounting policy on rails.

Net interest expenses decreased by 6.1% to HK$1,361 million mainly as a result of strong cash flow and reduced borrowings. Excluding investment property revaluation, MTR Corporation's profit after tax from underlying businesses was HK$6,140 million or HK$1.13 per share, increases of 36.7% and 34.5% respectively from last year. After accounting for revaluation of investment properties, reported earnings attributable to equity shareholders of MTR Corporation for 2005 were HK$8,450 million with earnings per share of HK$1.55, representing increases of 29.1% and 26.0% respectively to reported earnings of last year as restated for the accounting changes.

MTR Corporation's cash flow was strong in the year with net inflows of HK$5,189 million from our recurring businesses and HK$2,610 million from property development. After payments for capital expenditure and interest, MTR Corporation recorded positive cash flow before dividends and loan repayment of HK$2,823 million. Dividend payments in 2005 were HK$1,138 million and the majority of the remaining net cash flow of HK$1,685 million was used to repay debt.

## Merger Discussions

In September 2004, MTR Corporation and Kowloon-Canton Railway Corporation presented a joint merger proposal to the Government which we believe adequately addresses the parameters as set out by the Government. During the year we continued discussions with the Government on the terms of the possible merger, and the proposal is still under review by the Government.

## People

The success of our business heavily depends on skilled and dedicated people and we have continued to invest heavily in their training and development. An individualised and focused approach to leadership development was introduced to enhance the effectiveness of our managers. We launched three new core programmes to develop the consulting and business skills of our dedicated resource pool to support the Corporation's growth business. We also introduced a series of skill enhancement programmes for managers and supervisors focusing on effective communication and management skills.

In line with our core values to foster a culture of "Enterprising Spirit", an innovative scheme, the Enterprising Pod, was launched in 2005 to encourage staff to generate and contribute their original ideas that lead to business growth. A senior manager will perform the role of an "Idea Guardian Angel" to nurture each idea so that it can be tried and tested in real life operation. The scheme had received numerous submissions from staff at different levels.

I take great pride in the ability and performance of the 6,513 staff of MTR Corporation. They are amongst the most capable and dedicated in Hong Kong and I thank them for providing Hong Kong with one of the world's best mass transit systems. The Company is committed to providing staff with a safe and attractive working environment, as well as training and development opportunities to help them fulfil their ambitions. In 2005, MTR Corporation provided a total of 36,689 man-days of training to our workforce. In addition, a series of work/life balance seminars were held to raise staff awareness of the concept of "healthy mind, healthy body", a lifestyle that would not only enhance the well-being of our staff, but contribute to an even higher level of performance.

## Outlook

Barring a pandemic or other major external shocks, we have a positive outlook on business conditions in Hong Kong in 2006. However the rate of economic growth is anticipated to be slower than that of last year due to high oil prices and higher interest rates.

Our rail business should benefit from economic growth as well as the full year impact of the opening of DRL. Although economic activities may positively impact our station commercial and related businesses, as the one-off income from termination of a telecommunication agreement in 2005 will not be repeated in 2006, the intense competition among mobile network operators is likely to continue as is the migration of 2G to 3G mobile telephone, our telecommunications revenue will be negatively impacted. In our property rental business, significant renovation will take place in Telford Plaza to improve its competitive strength. This renovation programme is anticipated to slow rental revenue growth in 2006 but will benefit us in later years. As a result, the overall growth of non-fare revenue in 2006 is likely to be constrained.

In our property development business, projects along both the Airport Railway and Tseung Kwan O Line should contribute to profit. Along the Airport Railway, projects with deferred income will be recognised in accordance with construction progress and pre-sales; given current market conditions we expect the remaining deferred income to be recognised largely over the next two years. In 2006, we also expect to receive an additional retail shell area of 7,685 square metres gross at Elements. Along the Tseung Kwan O Line, we expect booking of profit of developments at The Grandiose (Area 55b) for which the Occupation Permit was issued in January 2006 and, depending on the issuance of Occupation Permit, at Phase 1 of Metro Town (Tiu Keng Leng Station), comprising 1,676 units. It should be noted that in accordance with our accounting policy, when profit is recognised for Phase 1 of Metro Town, such recognition would be after deducting all costs for the whole development, including costs of Phase 2. Depending on sales progress, the remaining profit for the 390 units of development at Tseung Kwan O Town Centre Area 57a may also be booked in 2006.

Finally, I would like to take the opportunity to thank all of my colleagues for their strong contribution to another successful year for the Company.

By Order of the Board
**C K Chow**
*Chief Executive Officer*

Hong Kong, 7 March 2006

*The financial information relating to the financial year ended 31 December 2005 set out above does not constitute the Group's statutory financial statements for the year ended 31 December 2005, but is derived and represents an extract from those financial statements. Statutory financial statements for the year ended 31 December 2005, which contain an unqualified auditor's report, will be delivered to the Registrar of Companies.*

*Certain statements contained in this Press Announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of MTR Corporation Limited to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2004 filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.*

## CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 3 April 2006 to 11 April 2006 (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4 p.m. on 31 March 2006. It is expected that the final dividend will be paid on or about 27 June 2006.

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung (*Chairman*)**, Chow Chung-kong (*Chief Executive Officer*), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 7 March 2006.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED
# (地鐵有限公司)

(the "**Company**")
*(Incorporated in Hong Kong with limited liability)*
(Stock code: 66)

## POSSIBLE RAIL MERGER

The Company has noted the recent press articles and speculation relating to a possible rail merger (the "**Rail Merger**") between the Company and Kowloon-Canton Railway Corporation ("**KCRC**").

The Company makes no comment on the accuracy of such press articles and speculation but confirms that discussions between the Company, the Government of the Hong Kong Special Administrative Region ("**Government**") and KCRC in relation to the proposed Rail Merger are at an advanced stage. The Company will make (a) further announcement(s) at the appropriate time(s).

**There is no assurance that the discussions will result in an agreement in relation to a Rail Merger. The share price of the Company may be subject to fluctuations in the interim. Investors should exercise caution in their dealings in the securities of the Company.**

This announcement is made pursuant to Rule 13.09 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**").

As stated in the Company's announcements dated 24th February, 2004, 20th August, 2004 and 16th September, 2004, any Rail Merger involving Government will be treated as a connected transaction under Chapter 14A of the Listing Rules and may also be treated as a transaction subject to Chapter 14 of the Listing Rules. As a connected transaction, any Rail Merger will be subject to the approval of independent shareholders.

For avoidance of doubt, this announcement is not an announcement of a proposed or possible offer for the shares in the Company within the meaning of the Code on Takeovers and Mergers.

By Order of the Board
**Leonard Bryan Turk**
*Company Secretary*

Hong Kong, 9th April, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 10th April, 2006.

地鐵公司
MTR Corporation

MTR CORPORATION<00066> - Suspension of Trading

At the request of MTR Corporation Limited (the "Company"), trading in its shares and notes (Stock code: 2524) has been suspended with effect from 10:32 a.m. today (11/4/2006) pending the release of an announcement in relation to price sensitive information.

Accordingly, the following derivative warrants relating to the Company has been suspended:-

| Stock Code | Stock Short Name |
|---|---|
| 4984 | AA-MTRC @EC0812 |
| 4996 | MB-MTRC@EC0706A |
| 9073 | CS-MTRC @EC0606 |
| 9112 | MB-MTRC@EC0706B |
| 9196 | SG-MTRC @EC0610 |
| 9433 | BI-MTRC @EC0610 |
| 4538 | RB-MTRC @EC0704 |
| 4788 | BI-MTRC @EC0612 |
| 4795 | KC-MTRC @EC0704 |
| 4784 | SG-MTRC @EC0702 |
| 3581 | CS-MTRC @EC0701 |

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

[LOGO]

# MTR CORPORATION LIMITED

**(地鐵有限公司)**

**(the "Company")**

*(Incorporated in Hong Kong with limited liability)*

(Stock Code: 66)

## RAIL MERGER

Further to the Company's announcements dated 24th February, 2004, 20th August, 2004, 16th September, 2004 and 9th April, 2006, the Company is pleased to announce that it has on 11th April, 2006 entered into a Confidential Memorandum of Understanding with Government in relation to the Rail Merger with KCRC. The Confidential Memorandum of Understanding records the understanding reached between the Company and Government as to the structure and key terms of the Rail Merger. The Confidential Memorandum of Understanding is not legally binding and creates no legal obligations on either party as to the structure and key terms of the Rail Merger.

The Company confirms that, following the signing of the Confidential Memorandum of Understanding, discussions between the Company, Government and KCRC will continue regarding formal documentation of the Rail Merger. In addition, the Rail Merger is subject to the enactment of the Merger Ordinance by LegCo to implement the Rail Merger and the approval of independent shareholders of the Company at an extraordinary general meeting of the Company. The Company will make (a) further announcement(s) at the appropriate time(s). **There is no assurance that the Rail Merger will be implemented.**

**Investors should exercise caution in their dealings in the securities of the Company.**

At the request of the Company, trading in shares (stock code 66) in, and listed debt securities (stock code 2524) of, the Company on the Stock Exchange was suspended with effect from 10:32 a.m. on 11th April, 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in its shares and listed debt securities with effect from 9:30 a.m. on 12th April, 2006.

This announcement is made pursuant to Rule 13.09 of the Listing Rules.

## A. MEMORANDUM OF UNDERSTANDING

Further to the Company's announcements dated 24th February, 2004, 20th August, 2004, 16th September, 2004 and 9th April, 2006, the Company is pleased to announce that it has on 11th April, 2006 entered into the Confidential Memorandum of Understanding with the Secretary for the

Environment, Transport and Works and the Secretary for Financial Services and the Treasury for and on behalf of Government in relation to the Rail Merger. The Confidential Memorandum of Understanding records the understanding reached between the Company and Government as to the structure and key terms of the Rail Merger. The Confidential Memorandum of Understanding is not legally binding and creates no legal obligations on either party as to the structure and key terms of the Rail Merger. The Company confirms that, following the signing of the Confidential Memorandum of Understanding, discussions between the Company, Government and KCRC will continue regarding formal documentation of the Rail Merger. In addition, the Rail Merger is subject to the enactment of the Merger Ordinance by LegCo to implement the Rail Merger and the approval of independent shareholders of the Company at an extraordinary general meeting of the Company. This announcement is made pursuant to Rule 13.09 of the Listing Rules. The Company will make (a) further announcement(s) at the appropriate time(s). **There is no assurance that the Rail Merger will be implemented. The share price of the Company may be subject to fluctuations in the interim. Investors should exercise caution in their dealings in the securities of the Company.**

## B. STRUCTURE AND KEY TERMS OF THE RAIL MERGER

The Confidential Memorandum of Understanding addresses the structure and key terms of the Rail Merger. These are summarised below. **However, if the Rail Merger is implemented, there is no assurance that it will be implemented in accordance with the structure and key terms summarised below.**

1. Structure of the Rail Merger

The Company and Government acknowledge that the Rail Merger would involve the following key elements (inter alia):

(a) the expansion of the Company's existing franchise under the MTR Ordinance to provide for the right to operate the MTR Railway as well as the KCRC Railway, for an initial period of 50 years from the Appointed Day and which is extendable;

(b) the grant by KCRC to the Company of a Service Concession to access and use the Concession Assets (being the substantial portion of the KCRC System) to provide the KCRC Services for an initial period of 50 years from the Appointed Day and which is extendable;

(c) the acquisition by the Company from KCRC of the Purchased Rail Assets;

(d) the provision by the Company of the KCRC Services to the Required Standards; and

(e) the acquisition by the Company of a property package (the "**Property Package**") involving (inter alia):

(i) the purchase by the Company of (I) certain property development rights along East Rail, Light Rail, MOSR and the Kowloon Southern Link at the Property Development Sites; (II) certain existing investment properties related to East Rail and Light Rail (on a completely freely assignable basis with no land use restriction) at the Investment Property Sites; (III) KCRC's rights to manage certain of KCRC's properties;

(ii) an incentive scheme in respect of WR property sites (as set out in an agreed list) shall apply to MergeCo; and

(iii) with respect to the Property Package, the provisions in the existing Operating Agreement in relation to the basis for calculating land premium amounts payable by the Company shall continue to apply to MergeCo under the Integrated Operating Agreement.

2. Payments by the Company to KCRC

MergeCo will be required to pay to KCRC the following payments:

(a) Upfront payments: an amount totalling HK$4.25 billion being the upfront fee for the Service Concession and the consideration for the Purchased Rail Assets and a further payment of HK$7.79 billion for the Property Package, in each case payable on the Appointed Day;

(b) Fixed Annual Payments: a fixed annual payment for the Service Concession of HK$750 million, payable at the end of each year, starting with the year that commences on the Appointed Day; and

(c) Variable Annual Payments: a variable annual payment for the Service Concession calculated, on an annual basis, as a percentage of revenue generated from the KCRC System for each financial year. The applicable percentage will vary according to the amount of revenue generated from the KCRC System for each financial year as follows: for the first HK$2.5 billion of revenue generated from the KCRC System, the applicable percentage will be 0.0%; for the next HK$2.5 billion, the applicable percentage will be 10.0%; for the next HK$2.5 billion, the applicable percentage will be 15.0%; for revenue generated from the KCRC System above HK$7.5 billion, the applicable percentage will be 35.0%. The Variable Annual Payment will be payable annually in arrears within 60 days after the end of each financial year of MergeCo. No Variable Annual Payment shall be payable in respect of the first 36 months following the Appointed Day.

3. Other terms of the Rail Merger

The Confidential Memorandum of Understanding addresses the following other key terms of the Rail Merger:

(a) Payments Relating to Enabling Works:

In relation to an agreed list of property development sites purchased by MergeCo, amounts spent by KCRC in funding the enabling works for those sites and other related costs in an agreed amount in respect of each site (the "**Payments Relating to Enabling Works**") shall be recovered from the developers of those sites or MergeCo (where appropriate) and reimbursed by MergeCo in money of the day terms for such payments. In the event that the amount actually received from the developers is different from the relevant Payment Relating to Enabling Works for the relevant site, MergeCo will be responsible for the shortfall, and is entitled to keep any excess actually received. A mechanism dealing with changes to the timing and consequential cost deviations shall be agreed by Government and the Company.

(b) Land policy related matters:

A mechanism which will enable Government to exercise control in exceptional circumstances on the level of flat production (being the number of flats which MergeCo puts out to tender to developers) arising from tender programmes for railway property development will be introduced. This mechanism is expected to involve (inter alia):

(i) an annual exercise conducted by Government and MergeCo to discuss and draw up a three-year rolling programme on the level of flat production arising from tenders for railway property development by MergeCo for the three succeeding years (on a financial year basis);

(ii) the level of flat production arising from tenders for railway property development in each of these three years will be reviewed, before Government's Application List for Land Sale is finalised and announced in or around February and March each year;

(iii) the first year of such three-year rolling programme shall be binding on MergeCo;

(iv) the agreed level of flat production arising from tenders for railway property development may be revised as and when necessary, if agreed by Government and MergeCo; and

(v) the annual exercise will be initiated by Government in the last quarter of each year for conclusion before the end of the year.

(c) KCRC's debts and other obligations:

Following the Rail Merger, KCRC will continue to be responsible for its debts and other financing obligations but, in relation to KCRC's cross border leases, MergeCo shall co-operate with Government and KCRC in relation to the treatment of KCRC's cross border leases provided MergeCo receives protection from Government and KCRC in a form satisfactory to it (it being understood that MergeCo shall be in no worse a position as a result of such co-operation). As between MergeCo and KCRC, KCRC shall remain liable in respect of all lease payments under such cross border leases.

(d) Third party claims:

KCRC shall be responsible for non-project claims made by third parties who are unrelated to MergeCo if the relevant cause of action arose before the Appointed Day and the relevant claim is brought within the first three years following the Appointed Day. MergeCo shall be responsible for all other non-project claims made by third parties.

Subject to the provisions of relevant agreements between KCRC and MergeCo, KCRC shall be responsible for railway project claims made by third parties who are unrelated to MergeCo, in respect of certain agreed projects.

(e) Construction of KSL:

On the Appointed Day, KCRC shall appoint MergeCo as its agent to complete the construction of KSL upon conditions to be agreed between the Company, KCRC and

Government, including (i) an incentive arrangement to encourage MergeCo to complete KSL below an agreed budget and before the planned completion date; and (ii) MergeCo will be responsible for certain costs and cost overruns (e.g. where the relevant cost or cost overrun resulted from a material breach by MergeCo of the terms of its agency or willful default by MergeCo or negligence by MergeCo).

(f) New projects:

(i) *Natural extensions*: In relation to natural extensions of the MTRC Railway, the existing arrangements contained in the existing Operating Agreement, and the commitments given by Government at the time of the Company's initial public offering, relating to project returns, will be preserved. In relation to natural extensions of the KCRC Railway, Government may adopt the Ownership Approach (i.e. with the operator responsible for the finance, construction and operation of the new railway) or the Concession Approach (i.e. with the operator responsible for the operation of the new railway through a separate service concession arrangement). Under the Ownership Approach, MergeCo would be exclusively invited to submit a proposal to Government. If MergeCo and Government cannot agree on principal terms within a reasonable period, Government may either invite third parties to undertake the project following the Ownership Approach or invite MergeCo to operate the railway through a service concession arrangement. Under the Concession Approach, Government would invite MergeCo to operate the new railway through the Service Concession.

(ii) *New Separate Projects*: In relation to New Separate Projects, Government may decide to adopt the Ownership Approach or the Concession Approach. Under the Ownership Approach, Government may decide to invite either MergeCo to submit a proposal, or award the new project through an open tender process. Under the Concession Approach, Government may decide to invite MergeCo and/or third parties to operate the new railway through a service concession arrangement.

(iii) *Additional Concession Payments*: Unless otherwise agreed by MergeCo and Government, for each New Separate Project or natural KCR extension that Government invites MergeCo to operate under a service concession arrangement, MergeCo shall operate the new railway in accordance with the following financial terms. ' Additional Concession Payments are to be determined on the basis of 90% of the discounted Net Cash Flow of the New Project, and are to be reflected in a similar structure as for the existing Service Concession in the form of a fixed annual payment and a variable annual payment.

Government acknowledges that MergeCo shall make a commercial rate of return for a particular project where the Concession Approach is used.

(iv) *Entrustment arrangement*: MergeCo shall be entrusted with the design and construction of the new projects which are to be operated by MergeCo through a service concession agreement, subject to Government's approval and the Company and Government agreeing on a price.

(g) Corporate governance:

In relation to the corporate governance arrangements for MergeCo:

(i) the majority of MergeCo's directors shall be independent non-executive directors;

(ii) the Nomination Committee shall be composed of seven non-executive directors (including the Chairman of MergeCo and two non-executive directors representing Government) with the majority being independent non-executive directors, and shall be chaired by an independent non-executive director;

(iii) the Chairman (designate) of MergeCo shall be selected by the Financial Secretary Incorporated and shall become the Chairman of MergeCo upon the Appointed Day;

(iv) the Chief Executive Officer as at the Appointed Day ("CEO Designate") of MergeCo shall be selected by the Financial Secretary Incorporated in consultation with the Chairman (designate) of MergeCo;

(v) the Chief Operating Officer as at the Appointed Day ("COO Designate") and the Chief Financial Officer as at the Appointed Day ("CFO Designate") of MergeCo shall be selected by a panel consisting of the Secretary for the Environment, Transport and Works, the Secretary for Financial Services and the Treasury, and the Chairman (designate) and the CEO Designate of MergeCo;

(vi) the other Executive Directors (designate) shall be selected by the Chairman (designate) and the CEO Designate of MergeCo;

(vii) Government shall determine the number of additional non-executive directors (if any) to be appointed to the MergeCo board on the Appointed Day; and

(viii) the Company shall include in the circular for the Extraordinary General Meeting at which the Rail Merger will be considered a list of the proposed board members, the CFO Designate, the COO Designate and other Executive Directors (designate) for MergeCo.

(h) Interconditionality of documents:

All transaction documents relating to the Rail Merger shall be inter-conditional on each other and on the enactment of the Merger Ordinance, and satisfaction of Stock Exchange approval requirements.

(i) Service Concession Agreement and law and regulation:

(i) The SCA is to address the following:

(A) the requirement for MergeCo to provide the KCRC Services in accordance with the Required Standards and MergeCo being responsible for the daily operations and maintenance of the Concession Assets and decision making on capital expenditure and asset replacement;

(B) the coterminous relationship between the Service Concession and the franchise;

(C) that the franchise shall have an initial term of 50 years from the Appointed Day and shall be extendable in accordance with the existing procedures under the MTR Ordinance and the IOA (subject to an increase in the relevant expenditure thresholds to HK$15 billion and the re-settling to zero of the incurred capital expenditure made by the Company up to the Appointed Day); and that, upon an extension of the franchise, MergeCo shall continue to make the Fixed Annual Payments and the Variable Annual Payments;

(D) the Concession Payments being of a "hell and highwater" nature;

(E) MergeCo to take the Concession Assets as it finds them (i.e. MergeCo shall be liable for any latent defects in any Concession Asset);

(F) upon expiry or revocation of the franchise, arrangements for the redelivery of the Concession Assets in a manner that enables KCRC to provide the KCRC Services to the Required Standards;

(G) arrangements in relation to the ownership and use of Additional Concession Assets and for compensation, for the Additional Concession Assets, payable to MergeCo upon re-delivery of the Concession Assets in accordance with the SCA (being limited to compensation for Additional Concession Assets acquired above an agreed threshold);

(H) restrictions on certain disposals by MergeCo of Concession Assets (and requirements as to the use of disposal proceeds), on certain acquisitions by MergeCo of Additional Concession Assets and on MergeCo creating security over its rights under the SCA;

(I) restrictions on disposals and the granting of security by KCRC of, and in relation to, Concession Assets;

(J) MergeCo's right to lease Concession Assets to third parties, such as commercial and retail areas, advertising space and telecommunications equipment;

(K) MergeCo's right to operate the Concession Assets without interference from KCRC;

(L) that, in relation to MergeCo's use of land which is granted to it under the SCA, MergeCo shall have rights that are necessary to provide the KCRC Services;

(M) KCRC's right to inspect the Concession Assets in certain circumstances and requirements regarding rectification work;

(N) consequences for the SCA from, and arrangements in relation to, the suspension or revocation of the franchise;

(O) the use of a revenue allocation system to apportion fare revenue of the Integrated Railway between the MTRC Railway and the KCRC Railway;

(P) arrangements in respect of liabilities arising from, or in connection with, the Concession Assets; and

(Q) KCRC's right to assign its rights under the SCA.

(ii) The Merger Ordinance will address the following:

(A) franchise and regulatory matters, to empower MergeCo to operate the KCRC System and regulate the operation of the KCRC System, and to provide for arrangements in relation to suspension, default, revocation and expiry of the franchise, including arrangements for the access and use of MergeCo Common Assets and KCRC Common Assets in specified circumstances;

(B) vesting arrangements, in order to vest in MergeCo on the Appointed Day the Purchased Assets and other agreed contracts, and related rights and obligations, and to deal with employee arrangements; and

(C) enabling and consequential provisions, to facilitate the completion of the Rail Merger in an efficient manner, including provisions to empower KCRC to consummate the proposed transactions under the Rail Merger and effect changes required to implement the set up and role of KCRC on and from the Appointed Day, to deal with land matters and to provide that MergeCo's right to operate the TSA Buses shall be co-terminous with the franchise as it relates to the KCRC Railway,

with the aim that changes to the existing regulatory regime for the Company should be those necessary to facilitate the completion of the Rail Merger in an efficient manner.

(j) Name of MergeCo:

MergeCo will retain the Company's existing English name but will change its Chinese name.

## C. PARAMETERS SET BY GOVERNMENT

As discussed in the Company's announcement dated 16th September, 2004, Government set five parameters which were to form the basis of discussions between the Company and KCRC relating to the Rail Merger. The Confidential Memorandum of Understanding addresses the five parameters as summarised below. **However, if the Rail Merger is implemented, there is no assurance that it will be implemented as summarised below.**

1. Adoption of a more objective and transparent fare adjustment mechanism

(a) *Direct drive fare adjustment formula*

A "direct drive" fare adjustment formula (together with the other provisions described in this section C.1. of this announcement, the "**Fare Adjustment Mechanism**", or "**FAM**") should be adopted. The FAM would provide that any adjustment to fares should be linked to changes in the Government Composite Consumer Prices Index and changes

in the Nominal Wage Index (Transport Sector) published by the Census & Statistics Department of Government, and, starting from the sixth year following the Appointed Day, taking into account a productivity factor.

The Fare Adjustment Mechanism would work as follows:

"△ fare = 0.5 * △ CCPI + 0.5 * △ wage index – t"

where:

"△ CCPI" means the percentage change in Government Composite Consumer Prices Index;

"△ wage index" means the percentage change in the Census & Statistics Department Nominal Wage Index (Transport Sector); and

"t" is a productivity factor. "t" will be deemed to be zero in the first five years following the Appointed Day. "t" will have a value of 0.1% starting from the sixth year following the Appointed Day. The value of "t" will be subject to review in the tenth year following the Appointed Day under the agreed review mechanism for the FAM. For the avoidance of doubt, the value of "t" will not be subject to review before then.

(b) *Applicability of the Fare Adjustment Mechanism*

The FAM would, from the Appointed Day, apply to fares of all existing and new railway lines on the Integrated Railway (other than the Airport Express Line, the TCC, the Intercity Trains and those new railway lines which are New Separate Projects not intended for the use by daily commuters for domestic travel). Government and the Company shall agree whether the FAM shall apply to the fares of such New Separate Projects on a case by case basis. For the avoidance of doubt, Light Rail and the TSA Buses shall be subject to the application of FAM from the Appointed Day.

For the setting of initial fares for new railway lines, MergeCo shall brief the LegCo Transport Panel and Transport Advisory Committee if the initial fares are consistent with the prevailing MergeCo fare table; and shall consult with the LegCo Transport Panel and Transport Advisory Committee if the fares are inconsistent with the prevailing MergeCo fare table.

For adjustments to fares of the Airport Express Line, MergeCo shall be subject to consultation requirements in accordance with the relevant provisions in the existing Operating Agreement.

The definition of "fares" for the purposes of the FAM shall include monthly passes (excluding promotions) and any "time of day" surcharge and/or discount introduced/removed by MergeCo (such as peak surcharges and non-peak discounts), but exclude any promotional fares.

"△ fare" shall apply to the basket of fares on the Integrated Railway as set out above. MergeCo can adjust individual fares, within specified bands of rates of adjustment, subject to overall compliance of its fare basket with the FAM.

(c) *Trigger mechanism of fare adjustment*

If, in a given year, the FAM adjustment rate is within the range of ±1.5%, there shall be no fare adjustment and the unadjusted percentage shall be rolled over to the next annual fare review.

(d) *Review of fares*

Fares subject to the FAM shall be reviewed annually in accordance with the FAM. None of MergeCo's fares (irrespective of whether or not they are subject to the FAM) shall be adjusted more than once in any given year.

(e) *Implementation of fare adjustment*

Within a reasonable period before making a public announcement and informing LegCo of fare adjustments, MergeCo shall provide to Government two independent third party certifications with supporting data that fare adjustments are in compliance with the FAM.

(f) *Review of FAM*

The FAM shall be subject to review every five years upon request by either MergeCo or Government.

If MergeCo and Government do not reach agreement on amendments to the FAM within a specified period after commencement of the review, the prevailing FAM shall continue to apply.

2. <u>Abolition of the second boarding charge and review of the fare structure with the objective of reducing fares</u>

The following fare adjustments will be implemented in respect of the Integrated Railway (other than the Airport Express Line, Light Rail, cross boundary trips to and from Lo Wu and Lok Ma Chau, Intercity Trains and the TCC): (a) removal of the "second boarding charge" of HK$1-7; (b) reduction of all fares by HK$0.20; (c) reduction of fares for all journeys with fares at or above HK$12, by an additional HK$1; (d) for each journey of HK$12 or above, if (a), (b) and (c) when combined result in less than a 10% fare reduction for that journey, there will be a further reduction to achieve a minimum of a 10% fare reduction for that journey; and (e) for each journey between HK$8.50 and HK$11.90 (inclusive), if (a) and (b) when combined result in less than a 5% fare reduction for that journey, there will be a further reduction to achieve a minimum of a 5% fare reduction for that journey.

The fare reductions referred to in (a), (b), (c), (d) and (e) above shall be applicable to Octopus card users on and from the Appointed Day. The fare reductions referred to in (a) above shall apply to single journey ticket users within one year from the Appointed Day. From (and including) the Appointed Day up to (but excluding) the date on which the integrated ticketing system for single journey ticket users is completed, the fare reductions referred to in (c), (d) and (e) above shall apply only to single journey ticket users travelling within a single system provided that each fare reduction resulting from the application of (d) or (e) above shall be rounded up or down (as the case may be) to the nearest interval of HK$0.50. From the date on which the integrated ticketing system for single journey ticket users is completed, the fare reductions set out in (c), (d) and (e) above shall apply for all single journey ticket users

provided that each fare reduction resulting from the application of (d) or (e) above shall be rounded up or down (as the case may be) to the nearest interval of HK$0.50. MTRC and Government shall agree on the detailed arrangements for the technical implementation of the fare reductions described above (e.g. arrangements to ensure that the fare for an Octopus card user for a particular journey will not be more than the fare for a single journey ticket user for the same journey).

The Company and Government acknowledge that the above fare reductions will be funded by identified net Rail Merger synergies.

For one year commencing on the Appointed Day, MergeCo shall provide a concessionary fare of HK$2 for the elderly on Sundays and public holidays. MergeCo shall maintain the status quo with respect to student fare discounts by continuing to provide a 50% discount on student fares for the MTRC Railway whilst not offering any discount on student fares for the KCRC Railway.

For the period commencing on the date of the Confidential Memorandum of Understanding and ending on the earlier of: (a) the date that is 24 months after the date of the Confidential Memorandum of Understanding; and (b) the date on which merger negotiations between the parties are terminated, MTRC or MergeCo (as appropriate) shall not increase the fares to which the FAM will or would apply.

3. <u>Provision of seamless interchange arrangements in the long run</u>

The Company will together with KCRC and Government, agree a programme for ensuring seamless interchange, which shall incorporate the provision of:

(a) an integrated ticketing system for Octopus card users, to be implemented on the Appointed Day;

(b) an integrated ticketing system for single journey ticket users, to be implemented within one year of the Appointed Day; and

(c) a barrier free interchange at Nam Cheong, Mei Foo and Kowloon Tong Stations, to be implemented within one year of the Appointed Day.

4. <u>Early resolution of interchange arrangements for rail projects under planning, notably the SCL</u>

(a) *Components*

The SCL would consist of:

(i) an extension of the MOSR from Tai Wai to Hung Hom (Component 1); and

(ii) an extension of the East Rail from Hung Hom to Central (Component 2).

(b) *Treatment of SCL*

If, in its absolute discretion, Government decides to implement SCL, SCL shall be treated in the same way as a New Separate Project (see paragraph B.3.(f)(ii) above) except that the invitations referred to therein shall be to MergeCo only.

(c) *Interchange arrangements*

Interchange arrangements between SCL and the MergeCo System at relevant stations will be seamless. Interchange passengers will not be required to pay a second boarding charge.

5. Ensuring job security for frontline staff of both corporations at the time of the Rail Merger

On the Appointed Day, MergeCo will undertake to frontline staff that it will provide job security to all frontline staff. Job security relates to the merger integration process and does not include dismissal of a frontline staff member for cause. On the Appointed Day, all serving staff of the Company will remain with MergeCo and all serving staff of KCRC will be transferred to MergeCo.

## D. NEXT STEPS

Liaison committees will be established, consisting of members from Government, the Company and KCRC, which shall discuss material decisions to be taken by KCRC and the financial impact of such decisions. Upon signing of the definitive transaction documents, KCRC will not implement a material decision without the prior agreement of the Company's members on the relevant liaison committee.

If the discussions between the Company, Government and KCRC are successful, it is expected that the following steps will be taken:

1. Legislation

A bill for the Merger Ordinance will be presented to LegCo.

2. Independent Board Committee and Independent Financial Adviser

In accordance with the Listing Rules, the independent board committee established by the Company (consisting only of independent non-executive directors) will advise shareholders as to whether the terms of the Rail Merger are fair and reasonable and whether the Rail Merger is in the interests of the Company and its shareholders as a whole and to advise shareholders how to vote, taking into account the recommendations of the independent financial adviser, which will be appointed by the Company in due course.

3. Independent shareholders' approval

As stated in the Company's announcements dated 24th February, 2004, 20th August, 2004, 16th September, 2004 and 9th April, 2006, any transaction involving Government will be treated as a connected transaction under Chapter 14A of the Listing Rules and as a notifiable transaction subject to Chapter 14 of the Listing Rules. As any Rail Merger will be subject to the approval of independent shareholders of the Company, an extraordinary general meeting of the Company will be convened at which the Rail Merger will be considered.

4. Transaction documents:

In order to implement the Rail Merger, it is expected that the following agreements would need to be entered into:

(a) the Service Concession Agreement to document the terms of the Service Concession;

(b) the Sale and Purchase Agreement to document the terms and conditions of the sale to MergeCo of the Purchased Assets (or any part thereof); and

(c) the Integrated Operating Agreement to be entered into in relation to the operation of the MergeCo System.

It is expected to take one year or more for the Rail Merger to be completed.

## E. GENERAL

The Company has stated previously that if the Rail Merger is implemented on acceptable terms, it would be beneficial to all stakeholders as it would provide an integrated regional and urban rail network for the people of Hong Kong with greater efficiency, increased convenience and enhanced connectivity and provide room for fare adjustments.

At the request of the Company, trading in shares (stock code 66) in, and listed debt securities (stock code 2524) of, the Company on the Stock Exchange was suspended with effect from 10:32 a.m. on 11th April, 2006 pending the issue of this announcement. Application has been made by the Company to the Stock Exchange for the resumption of trading in its shares and listed debt securities with effect from 9:30 a.m. on 12th April, 2006.

For the avoidance of doubt, this announcement is not an announcement of a proposed or possible offer for the shares in the Company within the meaning of the Code on Takeovers and Mergers.

## F. DEFINITIONS

| | |
|---|---|
| **"Additional Concession Asset"** | means any asset purchased by MergeCo to maintain, repair, replace or improve the Concession Assets that is capitalised on MergeCo's balance sheet, to be more particularly defined; |
| **"Additional Concession Payments"** | means concession payments in respect of new projects operated by MergeCo under a service concession; |
| **"Appointed Day"** | means the day designated pursuant to the Merger Ordinance as the day on which the Rail Merger is completed; |
| **"Concession Assets"** | means the assets of the KCRC System to be used by MergeCo to provide the KCRC Services including the assets of the KCRC Railway, the TSA Buses and the assets of the KCRC Related Businesses; |
| **"Concession Payments"** | means the fee for the Service Concession and the consideration for the Purchased Rail Assets, which forms part of the upfront payment totalling HK$4.25 billion payable by MergeCo to KCRC on the Appointed Day, the Fixed Annual Payment and the Variable Annual Payment; |

| | |
|---|---|
| **"Concession Period"** | means a period of 50 years from the Appointed Day, as may be extended pursuant to the IOA and the MTR Ordinance; |
| **"Confidential Memorandum of Understanding"** | means the confidential memorandum of understanding entered into on 11th April, 2006 in relation to the Rail Merger; |
| **"ER"** or **"East Rail"** | means the railway line known as East Rail; |
| **"ERE"** or **"East Rail Tsim Sha Tsui Extension"** | means the railway extension known as East Rail Tsim Sha Tsui Extension; |
| **"Fixed Annual Payment"** | means the payment described in paragraph B.2.(b) of this announcement; |
| **"Government"** | means the Government of the Hong Kong Special Administrative Region; |
| **"Hong Kong"** | means the Hong Kong Special Administrative Region of the People's Republic of China; |
| **"Initial Concession Assets"** | means the Concession Assets as at the Appointed Day; |
| **"Integrated Railway"** | means the KCRC Railway and the MTRC Railway; |
| **"Integrated Services"** | means the KCRC Services and the MTRC Services; |
| **"Intercity Service"** | means the railway service provided through the operation of the Intercity Trains; |
| **"Intercity Trains"** | means the intercity passenger and freight rail system from time to time; |
| **"IOA"** or **"Integrated Operating Agreement"** | means the Integrated Operating Agreement expected to be entered into by Government and MergeCo in relation to the operation of the MergeCo System, as amended from time to time; |
| **"Investment Property Sites"** | means the commercial accommodation and kindergarten, Royal Ascot (Plaza Ascot); the commercial areas of Pierhead Plaza and the 32 car parking spaces on 1/F, Tuen Mun; the commercial areas, the kindergarten and the 421 car parking spaces of Sun Tuen Mun Centre, Tuen Mun; the commercial areas of Hanford Plaza and the 22 car parking spaces on G/F, Tuen Mun; the 20 residential units and the 20 car parking spaces, Royal Ascot, Shatin; the retail floor, 1/F to 6/F, Citylink Plaza, Shatin; the investment property in KCRC Hung Hom Building, Kowloon; and the 252 residential units and the 60 car parking spaces, Trackside Villas; |
| **"KCRC"** | means the Kowloon-Canton Railway Corporation; |

| | |
|---|---|
| **"KCRC Common Assets"** | means assets that are owned, used, or kept by KCRC (excluding MTRC assets) and that are used both in the provision of the MTRC Services and the provision of the KCRC Services; |
| **"KCRC Ordinance"** | means the Kowloon-Canton Railway Corporation Ordinance (Chapter 372 of the Laws of Hong Kong), as amended from time to time; |
| **"KCRC Railway"** | means: (a) the "Kowloon-Canton Railway" as defined in the KCRC Ordinance (composed of ER and WR); (b) the Light Rail from time to time; (c) the Intercity Trains; (d) the ERE from time to time; (e) the MOSR from time to time; (f) each of KSL, LMCSL and SCL on the date of its completion and from time to time; and (g) any other railway which is part of the "railways" as defined in the KCRC Ordinance from time to time; |
| **"KCRC Related Businesses"** | means KCRC's businesses related to the KCRC Railway including KCRC's advertising, telecommunications, duty free, kiosk rental, station trading, car park rental, machine and terminal rental businesses from time to time (but excluding, for the avoidance of doubt, the property development, property investment and property management rights that are part of the Property Package); |
| **"KCRC Services"** | means the services provided through the operation of the KCRC System; |
| **"KCRC System"** | means: (a) the KCRC Railway from time to time; (b) the TSA Buses; and (c) the KCRC Related Businesses; |
| **"KSL"** or **"Kowloon Southern Link"** | means the Kowloon Southern Link; |
| **"LegCo"** | means the Legislative Council of Hong Kong; |
| **"Light Rail"** | means the "North-west Railway" as defined in the KCRC Ordinance; |
| **"Listing Rules"** | means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| **"LMCSL"** | means the railway line known as Lok Ma Chau Spur Line; |
| **"MergeCo"** | means MTRC on and from the Appointed Day; |
| **"MergeCo Common Assets"** | means assets that are owned, used or kept (excluding KCRC assets) by MergeCo and that are used in both the provision of the MTRC Services and the provision of the KCRC Services, to be more particularly defined in the definitive transaction documents; |
| **"MergeCo System"** | means the KCRC System and the MTRC Railway from time to time; |

| | |
|---|---|
| **"Merger Ordinance"** | means the Ordinance expected to be enacted in relation to the Rail Merger; |
| **"MOSR"** | means the railway line known as Ma On Shan Rail; |
| **"MTRC"** or the **"Company"** | means MTR Corporation Limited, a company incorporated in Hong Kong under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) with company number 714016, whose registered office is at MTR Tower, Telford Plaza, 33 Wai Yip Street, Kowloon Bay, Kowloon; |
| **"MTR Ordinance"** | means the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong), as amended from time to time; |
| **"MTRC Railway"** | means the "railway" as defined in the MTR Ordinance; |
| **"MTRC Services"** | means the services provided through the operation of the MTRC Railway; |
| **"Net Cash Flow of the New Project"** | means, for the purposes of calculating any Additional Concession Payment, the incremental revenues received as a consequence of operating the new project with that of MergeCo System, minus the incremental operating cost and incremental tax charge and the on-going capital expenditure of the new project; |
| **"New Separate Projects"** | means projects that are neither natural extensions of the MTRC Railway or the KCRC Railway; |
| **"Operating Agreement"** | means the Operating Agreement dated 30th June, 2000 between the Secretary for Transport (on behalf of Government) and MTRC, as amended from time to time; |
| **"Payments Relating to Enabling Works"** | means the payments defined in paragraph B.3.(a) of this announcement; |
| **"Property Development Sites"** | means the property development sites at Ho Tung Lau, Wu Kai Sha, Tai Wai Maintenance Centre, Che Kung Temple, Tai Wai Station, Tin Shui Wai LRT, Kowloon Southern Link Site C and Kowloon Southern Link Site D; |
| **"Property Package"** | means the property interests that MergeCo will purchase and the terms of such purchase, as summarised in paragraph B.1.(e) of this announcement; |
| **"Purchased Assets"** | means the Purchased Rail Assets and the Property Package; |

| | |
|---|---|
| **"Purchased Rail Assets"** | means: (a) certain assets of KCRC as at the Appointed Day that are used by KCRC to provide the KCRC Services as at the Appointed Day (such assets shall be agreed by Government and MTRC in the SPA); and (b) contractual rights of KCRC that are necessary for MergeCo to provide the KCRC Services (to the extent that MergeCo does not obtain the right to do so pursuant to the SCA), including certain stores, spares, equipment and tools; |
| **"Rail Merger"** | means the proposed merger of the operations of the Company and KCRC together with the acquisition by the Company from KCRC of the Property Package; |
| **"Required Standards"** | means: (a) the safety, performance and other operational standards prescribed in the MTR Ordinance and the IOA for the Integrated Services (other than those to be provided by the TSA Buses) from time to time (but, for the avoidance of doubt, excludes the Customer Service Pledges as defined in the IOA); and (b) the safety, performance and other operational standards prescribed in such other instruments, agreements or other documents (to be agreed by Government and the Company) for the Integrated Services to be provided by the TSA Buses from time to time; |
| **"SCA"** or **"Service Concession Agreement"** | means the service concession agreement to be entered into to document the terms and conditions of the Service Concession; |
| **"SCL"** | means the Shatin to Central Link as described in paragraph C.4. of this announcement; |
| **"Service Concession"** | means a service concession that KCRC shall grant MergeCo to access and use the Concession Assets to provide the KCRC Services; |
| **"SPA"** or **"Sale and Purchase Agreement"** | means the sale and purchase agreement to be entered into between MergeCo and KCRC which documents the terms and conditions of the sale to MergeCo of the Purchased Assets (or any part thereof); |
| **"Stock Exchange"** | means The Stock Exchange of Hong Kong Limited; |
| **"TCC"** | means the Tung Chung Cable Car, now known as Ngong Ping 360; |
| **"TSA Buses"** | means the TSA bus system from time to time; |
| **"Variable Annual Payment"** | means the payment described in paragraph B.2.(c) of this announcement; and |

**"WR"** or **"West Rail"** means the railway line known as West Rail.

By Order of the Board
**Leonard Bryan Turk**
*Company Secretary*

Hong Kong, 11th April, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive directors*

** *non-executive directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

# MTR CORPORATION LIMITED
# (地鐵有限公司)

RECEIVED

*(Incorporated in Hong Kong with limited liability)*
(Stock code: 66)

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of MTR Corporation Limited (地鐵有限公司) (the "**Company**") will be held at The Ballroom (3/F), JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 8th June, 2006 at 11:30 a.m. for the purpose of transacting the following business:

**ORDINARY BUSINESS**

(1) To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2005.

(2) To declare a final dividend for the year ended 31st December, 2005.

(3) To re-elect retiring members of the Board of Directors.

(4) To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

**SPECIAL BUSINESS**

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5) "**THAT:**

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally APPROVED;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the members of the Executive Directorate and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Rules of the Company's Pre-Global Offering Share Option Scheme and also the Rules of the Company's New Joiners Share Option Scheme; or

(iii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time,

shall not exceed the aggregate of:

(a) ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 5 :

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c) the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(6) "**THAT:**

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally APPROVED;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 6 :

(i) "Relevant Period" means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c) the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(7) "**THAT**, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby APPROVED AND AUTHORISED."

(8) "**THAT:**

(A) subject to paragraph (B) below, the exercise by the Board of Directors of the power contained in Article 131 of the Articles of Association of the Company to offer ordinary shareholders the right to choose to receive new ordinary shares of HK$1.00 each in the capital of the Company, which are credited as fully paid up, instead of the whole or part of their cash dividend, in respect of some or all of the dividends (including, without limitation, any final and/or interim dividends) which may be declared or paid in the period up to and including the Annual General Meeting of the Company which is held in the fifth year after the date on which this ordinary Resolution 8 is passed (including, for the avoidance of doubt, any dividends which may be declared or paid in respect of the financial year ended 31st December, 2005), and to take all actions in connection therewith contemplated in Article 131, be and is hereby generally and unconditionally AUTHORISED AND APPROVED; and

(B) such power shall be exercised by the Board of Directors in accordance with Article 131 of the Articles of Association of the Company such that, amongst other things, a shareholder who accepts an offer to receive new ordinary shares will be entitled to receive ordinary shares the total relevant value of which is as near as possible to the value of the cash dividend he would otherwise have received, but not more than the value of such cash dividend, such relevant value being calculated in accordance with Article 131(b)."

To consider and, if thought fit, to pass with or without modification the following special resolution:

(9) "**THAT** the Articles of Association of the Company shall be amended as follows:

(A) in Article 96(a)(i), the amount "HK$3,000,000" shall be deleted and replaced with the amount "HK$6,000,000";

(B) (i) Article 2(c) shall be deleted and replaced with the following:

"Wherever any reference in the articles requires that a communication as between the Company, its directors or shareholders be effected in ***writing***, the requirement may (if not inconsistent with the context in which it appears) be satisfied by the communication being given in the form of an electronic record if the person to whom the communication is given consents to it being given to him in that form as permitted under all applicable laws, rules or regulations and the Listing Rules; and references in the articles to an address in relation to electronic communications include any number or address used for the purposes of such communications.".

(ii) Article 138 shall be amended by inserting a new paragraph (d) as follows:

"(d) by sending it using electronic communications to an address notified by the shareholder concerned to the Company for that purpose; or",

and the existing paragraph (d) shall be renumbered as paragraph (e).

(iii) Article 141 shall be amended by inserting a new paragraph (d) as follows:

"(d) If a notice or document is given by e-mail, it is treated as being delivered by transmitting the e-mail to the address provided by the intended recipient and shall be deemed to have been received on the day following that on which it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipients.",

and the existing paragraph (d) shall be renumbered as paragraph (e)."

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 18th April, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

*Registered Office:* MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

*Notes:*

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy must be delivered to the Company's registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company's registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. **Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.**

3. The register of members of the Company was closed from Monday, 3rd April, 2006 to Tuesday, 11th April, 2006 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Friday, 31st March, 2006.

4. The Board of Directors has recommended a final dividend for the year ended 31st December, 2005 (the "**Final Dividend**") of HK$0.28 per share and, if such dividend is declared by the shareholders by passing Resolution 2, it is expected to be paid on or about 27th June, 2006, to those shareholders whose names appeared on the Company's register of members on 11th April, 2006. In addition, a circular is being sent on or about 18th April, 2006 to shareholders whose names appeared on the register of members on 11th April, 2006 setting out the terms of the scrip dividend scheme in respect of the Final Dividend pursuant to which the Board of Directors proposes to offer shareholders whose names appeared on the register of members on 11th April, 2006 (except shareholders with registered addresses in the United States of America or any of its territories or possessions), subject to the Final Dividend being declared by the shareholders by passing Resolution 2, the right to choose to receive new shares in the Company instead of cash in respect of some or all of their Final Dividend.

5. In relation to Resolution 3, three Directors will retire from office at the meeting and will offer themselves for re-election. Dr. Raymond Ch'ien Kuo-fung, T. Brian Stevenson and Frederick Ma Si-hang will retire from office by rotation at the meeting pursuant to Articles 87 and 88 of the Company's Articles of Association, and will offer themselves for re-election.

6. In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the "**Listing Rules**") is set out in the Appendix to the document containing this notice.

7. By Resolutions 5 and 7, approval is being sought from shareholders, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to ten per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7. The members of the Board of Directors wish to state, however, that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is proposed to be offered; (ii) the Rules of the Company's New Joiners Share Option Scheme; or (iii) the Rules of the Company's Pre-Global Offering Share Option Scheme.

8. In relation to Resolution 8, the Board of Directors proposes to offer shareholders the right to choose to receive new shares in the Company instead of cash in respect of some or all of any dividend which may be declared or paid in the period up to and including the annual general meeting of the Company which is held in the fifth year after the date on which Resolution 8 is passed. The Directors' existing authority to exercise the power contained in Article 131 of the Articles of Association to offer shareholders a scrip dividend alternative in respect of some or all of the dividends declared or paid will lapse at the conclusion of the Annual General Meeting.

9. In relation to Resolution 9, approval is being sought from shareholders to amend the Articles of Association of the Company to (a) increase the cap on total fees paid to Directors for performing their services as Directors from HK$3,000,000 to HK$6,000,000 a year and (b) to permit the Company to disseminate its corporate communications to shareholders via electronic means where such shareholders have given an express, positive confirmation in writing that they wish to receive such communications in this manner. In this regard, the Company intends to write to shareholders later this year to ask whether they would like to receive all future corporate communications from the Company in electronic form. Notwithstanding the proposal outlined in (a) above, there is no current intention to increase the Directors' fees.

10. The Articles of Association adopted by the Company and delivered to (and registered by) the Registrar of Companies are in the English language. Accordingly, the special resolution set out in the above notice (Resolution 9) will, if passed, be passed in the English language. The translation into the Chinese language of the above notice (including the special resolution) is included in this document for information only.

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in South China Morning Post dated 18 April, 2006.

地鐵公司
MTR Corporation

（地 鐵 有 限 公 司）

(the "**Company**")

*(Incorporated in Hong Kong with limited liability)*

(Stock Code: 66)

RECEIVED

# FINAL DIVIDEND FOR THE YEAR ENDED 31ST DECEMBER, 2005 SCRIP DIVIDEND SCHEME

1. **Formula for calculation of scrip dividend entitlements is set out below.**
2. **Reminder of deadline for receipt of scrip dividend election forms.**

The Company has informed its shareholders ("**Shareholders**") in a document dated 18th April, 2006 (the "**Scrip Dividend Document**") that the Board of Directors of the Company (the "**Board**") had recommended that a final dividend of HK$0.28 per ordinary share of HK$1.00 each in the Company (a "**Share**") for the year ended 31st December, 2005 (the "**2005 Final Dividend**") be paid to Shareholders whose names appeared on the register of members of the Company as at the close of business on 11th April, 2006, and that qualifying Shareholders ("**Qualifying Shareholders**") may elect to receive their dividend in the form of new Shares ("**New Shares**") instead of the whole or part of their cash dividend.

This announcement should be read in conjunction with, and is qualified by, the Scrip Dividend Document.

As stated in the Scrip Dividend Document, at the annual general meeting of the Company held on 17th May, 2001, the Shareholders passed a resolution authorising the Board to offer Shareholders the right to choose to receive extra Shares instead of the whole or part of their cash dividend in respect of some or all of the future dividends (including any final and/or interim dividends) which may be declared or paid in the period up to and including the annual general meeting of the Company which is held in the fifth year after the passing of the resolution.

As stated in the Scrip Dividend Document, subject to Shareholders' approval of the 2005 Final Dividend at the forthcoming annual general meeting of the Company to be held on 8th June, 2006 (the "**AGM**"), a Qualifying Shareholder who elects to receive New Shares instead of some or all of his/her cash dividend will be entitled to Shares whose total **Relevant Value** (see below) is as near as possible to the cash dividend he/she would have received in respect of the Shares for which he/she has elected to receive New Shares. The Relevant Value of a Share is the average value of the Company's Shares for the five dealing days starting from, and including, 30th March, 2006 (being the day when the Shares were first quoted ex-dividend). **Shareholders are hereby informed that the Relevant Value is HK$17.79.**

Accordingly, the number of New Shares which a Qualifying Shareholder will receive in respect of the existing Shares registered in his/her name on 11th April, 2006 and for which he/she has elected to receive New Shares will be calculated as follows:

**Formula:**

$$\text{Number of New Shares to be received} = \frac{\text{Number of existing Shares held on 11th April, 2006 for}}{\text{which scrip election is made for the 2005 Final Dividend}} \times \frac{\text{HK\$0.28}}{\text{HK\$17.79}}$$

The number of New Shares to be received by each Qualifying Shareholder pursuant to his/her election will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be disregarded and the benefit thereof will accrue to the Company. The New Shares issued in respect of the 2005 Final Dividend will, when they are issued, rank *pari passu* in all respects with the existing issued Shares of the Company except that such New Shares themselves will not rank for the 2005 Final Dividend.

Qualifying Shareholders who need to return a scrip dividend election form are reminded that they should return it to the Company's Registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong so that it is received by the Company's Registrar **not later than 4:00 p.m. on 18th May, 2006.**

The Scrip Dividend Scheme is conditional upon (i) the Shareholders passing an ordinary resolution at the AGM authorising and declaring the 2005 Final Dividend and (ii) the Listing Committee of The Stock Exchange of Hong Kong Limited (the **"Hong Kong Stock Exchange"**) granting listing of, and permission to deal in, the New Shares to be issued in respect of the 2005 Final Dividend. Application has been made to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Shares.

Share certificates for the New Shares and cheques for cash entitlements will be despatched to Shareholders at their own risk on or about 27th June, 2006.

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 28th April, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 28th April 2006.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED
# (地鐵有限公司)

(the "**Company**")
*(Incorporated in Hong Kong with limited liability)*
(Stock code: 66)

## ANNUAL GENERAL MEETING HELD ON 8TH JUNE, 2006
## POLL RESULTS

At the Annual General Meeting of the Company held on 8th June, 2006, a poll was demanded by the Chairman for voting on all proposed resolutions. The Company is pleased to announce the results of the poll, which are as follows:

| | Ordinary Resolutions | Number of Votes (%) | |
|---|---|---|---|
| | | For | Against |
| 1. | To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2005. | 4,491,889,300 (99.9923%) | 347,121 (0.0077%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 2. | To declare a final dividend for the year ended 31st December, 2005. | 4,534,587,817 (99.9929%) | 322,762 (0.0071%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3.(a) | To re-elect Dr. Raymond Ch'ien Kuo-fung as a member of the Board of Directors of the Company. | 4,533,858,027 (99.9910%) | 409,501 (0.0090%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3.(b) | To re-elect Frederick Ma Si-hang as a member of the Board of Directors of the Company. | 4,533,704,445 (99.9877%) | 558,946 (0.0123%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3.(c) | To re-elect T. Brian Stevenson as a member of the Board of Directors of the Company. | 4,532,899,878 (99.9702%) | 1,349,868 (0.0298%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 4. | To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration. | 4,534,552,882 (99.9915%) | 386,888 (0.0085%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |

| | | | |
|---|---|---|---|
| 5. | To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).* | 4,286,350,148 (94.5635%) | 246,424,385 (5.4365%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 6. | To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.* | 4,534,451,544 (99.9624%) | 1,704,703 (0.0376%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 7. | Conditional on the passing of Resolutions 5 and 6, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under Resolution 5 in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.* | 4,531,802,151 (99.9033%) | 4,388,656 (0.0967%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 8. | To authorise the Board of Directors to exercise the power contained in Article 131 of the Company's Articles of Association to offer a scrip dividend alternative in respect of dividends declared or paid during the period up to and including the Company's annual general meeting held in the fifth year after the date on which the resolution was passed.* | 4,535,807,299 (99.9919%) | 366,806 (0.0081%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| | **Special Resolution** | | |
| 9.(a) | To amend the Articles of Association of the Company to increase the cap on total fees paid to Directors for performing their services as Directors from HK$3,000,000 a year to HK$6,000,000 a year.* | 4,533,621,789 (99.9446%) | 2,512,263 (0.0554%) |
| | As at least 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution. | | |
| 9.(b) | To amend the Articles of Association of the Company to permit the Company to disseminate its corporate communications to shareholders via electronic means.* | 4,534,513,537 (99.9642%) | 1,622,904 (0.0358%) |
| | As at least 75% of the votes were cast in favour of the resolution, the resolution was duly passed as a special resolution. | | |

* *The full text of the Resolution is set out in the Notice of the Annual General Meeting.*

*Notes:*

(1) Total number of shares entitling the holder to attend and vote for or against all the resolutions at the Annual General Meeting: 5,485,508,939 shares.

(2) Total number of shares entitling the holder to attend and vote only against any of the resolutions at the Annual General Meeting: Nil.

(3) Computershare Hong Kong Investor Services Limited, the Company's share registrar, acted as the scrutineer.

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 8th June, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 9th June, 2006.

地鐵公司
MTR Corporation

MTR CORPORATION<00066> - Results Announcement

MTR Corporation Limited announced on 10/08/2006:
(stock code: 00066 )
Year end date: 31/12/2006
Currency: HKD
Auditors' Report: N/A
Interim report reviewed by: Both Audit Committee and Auditors

| | Note | (Unaudited ) Current Period from 01/01/2006 to 30/06/2006 ('Million ) | (Unaudited ) Last Corresponding Period from 01/01/2005 to 30/06/2005 ('Million ) |
|---|---|---|---|
| Turnover | : | 4,566 | 4,385 |
| Profit/(Loss) from Operations | : | 5,396 | 2,699 |
| Finance cost | : | (739) | (634) |
| Change in Fair Value of Investment Properties | : | 1,478 | 1,015 |
| Share of Profit Less Losses of Non-controlled Subsidiaries and Associates | : | 16 | 15 |
| Share of Profit/(Loss) of Jointly Controlled Entities | : | N/A | N/A |
| Profit/(Loss) after Tax & MI | : | 5,167 | 2,606 |
| % Change over Last Period | : | +98.3 % | |
| EPS/(LPS)-Basic (in dollars) | : | 0.94 | 0.48 |
| -Diluted (in dollars) | : | 0.94 | 0.48 |
| Extraordinary (ETD) Gain/(Loss) | : | N/A | N/A |
| Profit/(Loss) after ETD Items | : | 5,167 | 2,606 |
| Interim Dividend per Share | : | $0.14 | $0.14 |
| (Specify if with other options) | : | (with scrip dividend option) | (with scrip dividend option) |
| B/C Dates for Interim Dividend | : | 01/09/2006 | to 07/09/2006 bdi. |
| Payable Date | : | on or about 27/10/2006 | |
| B/C Dates for (-) General Meeting | : | N/A | |
| Other Distribution for Current Period | : | N/A | |
| B/C Dates for Other Distribution | : | N/A | |

Remarks:

1. BASIS OF PREPARATION

These unaudited consolidated accounts should be read in conjunction with the 2005 annual accounts. The accounting policies adopted in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31 December 2005 except for changes in

accounting policies made thereafter in adopting certain revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKASs") as follow:

- Amendment to HKAS 19 "Employee Benefits" - Actuarial Gains and Losses, Group Plans and Disclosures; and
- Amendment to HKAS 39 "Financial Instruments: Recognition and Measurement" - Financial Guarantee Contracts

The adoption of these accounting standards has no impact on the Group's results of operations.

2. TURNOVER

Turnover of MTR Corporation Limited (the "Company") and its subsidiaries (the "Group") during the half-years ended 30 June 2006 and 2005 comprise:

| | Half-year ended 30 June | |
|---|---|---|
| HK$ Million | 2006 (Unaudited) | 2005 (Unaudited) |
| Fare revenue | 3,138 | 2,988 |
| Station commercial and other revenue | 735 | 754 |
| Rental and management income | 693 | 643 |
| Turnover | 4,566 | 4,385 |

3. PROFIT ON PROPERTY DEVELOPMENTS

| | Half-year ended 30 June | |
|---|---|---|
| HK$ Million | 2006 (Unaudited) | 2005 (Unaudited) |
| Profit on property developments comprises : | | |
| Transfer from deferred income | 916 | 1,003 |
| Share of surplus from development | 3,118 | - |
| Profit on sale of properties held for sale | 19 | 185 |
| Profit recognized from sharing in kind | 26 | 341 |
| Other overhead costs | (7) | (9) |
| | 4,072 | 1,520 |

4. RETAINED PROFITS

The movements of the retained profits during the half-year ended 30 June 2006 and the year ended 31 December 2005 were as follows:

| HK$ Million | (Unaudited) |
|---|---|
| Balance as at 1 January 2006 | 31,698 |
| Dividend approved / paid | (1,534) |
| Profit for the period | 5,167 |
| Balance as at 30 June 2006 | 35,331 |

| HK$ Million | (Audited) |
|---|---|

| | |
|---|---|
| Balance as at 1 January 2005 | 25,521 |
| Dividends approved / paid | (2,273) |
| Profit for the year | 8,450 |
| Balance as at 31 December 2005 | 31,698 |

5. INCOME TAX

| HK$ Million | Half-year ended 30 June 2006 (Unaudited) | 2005 (Unaudited) |
|---|---|---|
| Current tax - overseas | 1 | 8 |
| Deferred tax expense relating to the origination and reversal of temporary differences on: | | |
| - change in fair value of investment properties | 259 | 178 |
| - others | 724 | 303 |
| | 983 | 481 |
| Income tax in the consolidated profit and loss account | 984 | 489 |
| Share of income tax of non-controlled subsidiaries | 8 | 4 |

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period's assessable profits or have sustained tax losses for the half-year ended 30 June 2006. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2005: 17.5%).

6. DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.14 per share. The Company proposes that a scrip dividend option will be offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. The interim dividend will be distributed on or about 27 October 2006 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 7 September 2006. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of

HK$5,167 million (2005: HK$2,606 million) and the weighted average number of ordinary shares of 5,484,385,261 in issue during the period (2005: 5,394,737,292).

The calculation of diluted earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million (2005: HK$2,606 million) and the weighted average number of ordinary shares of 5,490,717,070 in issue during the period (2005: 5, 400,498,206) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$0.72 (2005: HK$0.33) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax.

8. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the half-year ended 30 June 2006, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities.

9. CHARGE ON GROUP ASSETS

None of the Group's assets was charged or subject to any encumbrance as at 30 June 2006.

10. CORPORATE GOVERNANCE

The Company has complied throughout the half-year ended 30 June 2006 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. He was recently re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

11. PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the Company's website at www.mtr.com.hk and the website of the Stock Exchange. The Interim Report will also be available at the Company's and the Stock Exchange's websites in mid-September 2006 and will be despatched to shareholders of the Company in mid-September 2006.

12. CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 1 September 2006 to 7 September 2006 (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4 p.m. on 31 August 2006. It is expected that the interim dividend will be paid on or about 27 October 2006.

# MTR Corporation Limited

# （地鐵有限公司）

RECEIVED
(七)
19 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 66)**

## ANNOUNCEMENT OF UNAUDITED RESULTS FOR SIX MONTHS ENDED 30 JUNE 2006

## HIGHLIGHTS

### Financial

- Revenue increased 4.1% to HK$4,566 million
- Operating profit before depreciation of HK$2,639 million with margin of 57.8%
- Property development profit of HK$4,072 million with strong contributions from The Grandiose and Metro Town at Tseung Kwan O
- Net profit attributable to equity shareholders, excluding investment properties revaluation and related deferred tax (profit from underlying businesses), increased 123% to HK$3,948 million
- Reported net profit, including investment properties revaluation, increased 98% to HK$5,167 million
- Debt/equity ratio at period-end of 42.7%
- Interim dividend of HK$0.14 per share

### Operational

- Patronage increased 1.3% to 423 million
- Solid growth in station commercial and property investment businesses
- Tseung Kwan O Area 86 Package 2 awarded in January 2006
- Memorandum of Understanding on merger with Kowloon-Canton Railway Corporation ("KCRC") signed with Government on 11 April 2006
- Concession Agreement for Beijing Line 4 signed in April 2006

The Directors of MTR Corporation Limited ("the Company" or "MTRCL") are pleased to announce the unaudited interim results of the Company and its subsidiaries ("the Group") for the half-year ended 30 June 2006 as follows:

## CONSOLIDATED PROFIT AND LOSS ACCOUNT

| | Half-year ended 30 June | |
|---|---|---|
| | **2006** | 2005 |
| **HK$ MILLION** | **(Unaudited)** | (Unaudited) |
| Fare revenue | **3,138** | 2,988 |
| Station commercial and other revenue | **735** | 754 |
| Rental and management income | **693** | 643 |
| **Turnover** | **4,566** | 4,385 |
| Staff costs and related expenses | **(777)** | (740) |
| Energy and utilities | **(249)** | (250) |
| Operational rent and rates | **(26)** | (45) |
| Stores and spares consumed | **(52)** | (51) |
| Repairs and maintenance | **(235)** | (235) |
| Railway support services | **(39)** | (37) |
| Expenses relating to station commercial and other businesses | **(183)** | (162) |
| Property ownership and management expenses | **(132)** | (101) |
| Project study and business development expenses | **(84)** | (72) |
| General and administration expenses | **(82)** | (78) |
| Other expenses | **(68)** | (73) |
| **Operating expenses before depreciation** | **(1,927)** | (1,844) |
| **Operating profit from railway and related businesses before depreciation** | **2,639** | 2,541 |
| Profit on property developments | **4,072** | 1,520 |
| **Operating profit before depreciation** | **6,711** | 4,061 |
| Depreciation | **(1,315)** | (1,362) |
| **Operating profit before interest and finance charges** | **5,396** | 2,699 |
| Interest and finance charges | **(739)** | (634) |
| Change in fair value of investment properties | **1,478** | 1,015 |
| Share of profits less losses of non-controlled subsidiaries and associates | **16** | 15 |
| **Profit before taxation** | **6,151** | 3,095 |
| Income tax | **(984)** | (489) |
| **Profit for the period** | **5,167** | 2,606 |
| **Attributable to:** | | |
| — Equity shareholders of the Company | **5,167** | 2,606 |
| — Minority interests | **—** | — |
| | **5,167** | 2,606 |
| **Dividend** | | |
| Interim dividend declared after the balance sheet date | **774** | 764 |
| **Earnings per share:** | | |
| — Basic | **HK$0.94** | HK$0.48 |
| — Diluted | **HK$0.94** | HK$0.48 |

| HK$ MILLION | As at 30 June 2006 (Unaudited) | As at 31 December 2005 (Audited) |
|---|---|---|
| **Assets** | | |
| Fixed assets | | |
| — Investment properties | **21,377** | 19,892 |
| — Other property, plant and equipment | **83,550** | 83,383 |
| | **104,927** | 103,275 |
| Railway construction in progress | **1,185** | 1,006 |
| Property development in progress | **3,189** | 2,756 |
| Deferred expenditure | **420** | 281 |
| Prepaid land lease payments | **601** | 608 |
| Interests in non-controlled subsidiaries | **131** | 103 |
| Interests in associates | **100** | — |
| Deferred tax assets | **19** | 19 |
| Investments in securities | **205** | 183 |
| Staff housing loans | **29** | 34 |
| Properties held for sale | **3,364** | 1,311 |
| Derivative financial assets | **113** | 234 |
| Stores and spares | **261** | 248 |
| Debtors, deposits and payments in advance | **3,967** | 3,095 |
| Loan to property developer | **3,268** | — |
| Amounts due from the Government and other related parties | **170** | 154 |
| Cash and cash equivalents | **369** | 359 |
| | **122,318** | 113,666 |
| **Liabilities** | | |
| Bank overdrafts | **12** | 14 |
| Short-term loans | **1,013** | 385 |
| Creditors, accrued charges and provisions | **3,593** | 3,303 |
| Current taxation | **1** | 2 |
| Contract retentions | **171** | 170 |
| Amounts due to related parties | **2** | 17 |
| Loans and obligations under finance leases | **30,784** | 27,865 |
| Derivative financial liabilities | **443** | 307 |
| Deferred liabilities | **105** | 112 |
| Deferred income | **2,580** | 3,584 |
| Deferred tax liabilities | **9,045** | 8,011 |
| | **47,749** | 43,770 |
| **Net assets** | **74,569** | 69,896 |
| **Equity** | | |
| Share capital, share premium and capital reserve | **38,248** | 37,450 |
| Other reserves | **36,300** | 32,425 |
| **Total equity attributable to equity shareholders of the Company** | **74,548** | 69,875 |
| **Minority interests** | **21** | 21 |
| **Total equity** | **74,569** | 69,896 |

## 1. INDEPENDENT REVIEW

The interim results for the half-year ended 30 June 2006 are unaudited, but have been reviewed in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports", issued by the Hong Kong Institute of Certified Public Accountants, by KPMG whose unmodified review report is included in the interim report to be sent to shareholders. The interim results have also been reviewed by the Group's Audit Committee.

## 2. BASIS OF PREPARATION

These unaudited consolidated accounts should be read in conjunction with the 2005 annual accounts. The accounting policies adopted in the preparation of these accounts are consistent with those used in the annual accounts for the year ended 31 December 2005 except for changes in accounting policies made thereafter in adopting certain revised Hong Kong Financial Reporting Standards and Hong Kong Accounting Standards ("HKASs") as follow:

- Amendment to HKAS 19 "Employee Benefits" — Actuarial Gains and Losses, Group Plans and Disclosures; and
- Amendment to HKAS 39 "Financial Instruments: Recognition and Measurement" — Financial Guarantee Contracts

The adoption of these accounting standards has no impact on the Group's results of operations.

## 3. RETAINED PROFITS

The movements of the retained profits during the half-year ended 30 June 2006 and the year ended 31 December 2005 were as follows:

| **HK$ Million** | **(Unaudited)** |
|---|---|
| Balance as at 1 January 2006 | **31,698** |
| Dividend approved/paid | **(1,534)** |
| Profit for the period | **5,167** |
| Balance as at 30 June 2006 | **35,331** |

| **HK$ Million** | (Audited) |
|---|---|
| Balance as at 1 January 2005 | 25,521 |
| Dividends approved/paid | (2,273) |
| Profit for the year | 8,450 |
| Balance as at 31 December 2005 | 31,698 |

## 4. PROFIT ON PROPERTY DEVELOPMENTS

| | **Half-year ended 30 June** | |
|---|---|---|
| | **2006** | 2005 |
| **HK$ Million** | **(Unaudited)** | (Unaudited) |
| Profit on property developments comprises: | | |
| Transfer from deferred income | **916** | 1,003 |
| Share of surplus from development | **3,118** | — |
| Profit on sale of properties held for sale | **19** | 185 |
| Profit recognized from sharing in kind | **26** | 341 |
| Other overhead costs | **(7)** | (9) |
| | **4,072** | 1,520 |

Included in profit on sale of properties held for sale is cost of properties sold of HK$21 million (2005: HK$514 million).

## 5. INCOME TAX

| HK$ Million | **Half-year ended 30 June** **2006** **(Unaudited)** | 2005 (Unaudited) |
|---|---|---|
| Current tax — overseas | **1** | 8 |
| Deferred tax expense relating to the origination and reversal of temporary differences on: | | |
| — change in fair value of investment properties | **259** | 178 |
| — others | **724** | 303 |
| | **983** | 481 |
| Income tax in the consolidated profit and loss account | **984** | 489 |
| Share of income tax of non-controlled subsidiaries | **8** | 4 |

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period's assessable profits or have sustained tax losses for the half-year ended 30 June 2006. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2005: 17.5%).

## 6. DIVIDEND

The Board has resolved to pay an interim dividend of HK$0.14 per share. The Company proposes that a scrip dividend option will be offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. The interim dividend will be distributed on or about 27 October 2006 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 7 September 2006. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

## 7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million (2005: HK$2,606 million) and the weighted average number of ordinary shares of 5,484,385,261 in issue during the period (2005: 5,394,737,292).

The calculation of diluted earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million (2005: HK$2,606 million) and the weighted average number of ordinary shares of 5,490,717,070 in issue during the period (2005: 5,400,498,206) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$0.72 (2005: HK$0.33) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax.

## 8. SEGMENTAL INFORMATION

| HK$ Million | Revenue Half-year ended 30 June **2006** (Unaudited) | 2005 (Unaudited) | Contribution to profit Half-year ended 30 June **2006** (Unaudited) | 2005 (Unaudited) |
|---|---|---|---|---|
| Railway operations | **3,138** | 2,988 | **522** | 349 |
| Station commercial and other businesses | **735** | 754 | **505** | 525 |
| | **3,873** | 3,742 | **1,027** | 874 |
| Property ownership and management | **693** | 643 | **559** | 540 |
| | **4,566** | 4,385 | **1,586** | 1,414 |
| Property developments | | | **4,072** | 1,520 |
| | | | **5,658** | 2,934 |
| Unallocated corporate expenses | | | **(1,001)** | (869) |
| Change in fair value of investment properties | | | **1,478** | 1,015 |
| Share of profits less losses of non-controlled subsidiaries and associates | | | **16** | 15 |
| Income tax | | | **(984)** | (489) |
| | | | **5,167** | 2,606 |

No geographical analysis is shown as substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods.

## 9. PROPERTIES HELD FOR SALE

| HK$ Million | At 30 June 2006 (Unaudited) | At 31 December 2005 (Audited) |
|---|---|---|
| Properties held for sale | | |
| — at cost | **2,349** | 1,090 |
| — at net realizable value | **1,015** | 221 |
| | **3,364** | 1,311 |

Properties held for sale are properties received by the Company, either as sharing in kind or as part of the profit distribution upon completion of the development. Properties held for sale at 31 December 2005 comprised residential units, retail and car parking spaces at the Olympic Station, Kowloon Station and Hang Hau Station developments. Properties held for sale at 30 June 2006 included unsold properties brought forward from 2005 and unsold units and retail spaces at Tseung Kwan O Area 55b and Tiu Keng Leng station developments received during the first half of 2006.

## 10. LOAN TO PROPERTY DEVELOPER

| HK$ Million | At 30 June 2006 (Unaudited) Nominal amount | Carrying amount | At 31 December 2005 (Audited) Nominal amount | Carrying amount |
|---|---|---|---|---|
| Interest free loan to property developer | **4,000** | **3,268** | — | — |

The loan was provided to the developer of Package 2, Tseung Kwan O Area 86 property development project to assist the developer in financing the project. The loan is interest-free and guaranteed by the developer's ultimate holding company and is repayable on completion of the respective phases of the project.

The difference between the nominal and carrying amount of the loan at inception, amounting to HK$768 million, has been capitalised as property development in progress.

## 11. DEBTORS AND CREDITORS

**A** The Group's debtors, deposits and payments in advance amounted to HK$3,967 million (2005: HK$3,095 million), out of which HK$2,948 million (2005: HK$1,991 million) are receivables in respect of property developments which are not yet due, and HK$565 million (2005: HK$655 million) are amounts receivable from rentals, advertising and telecommunication activities with due dates ranging from 7 to 50 days, swap interest receivable from debt portfolio management activities due in accordance with the respective terms of the agreements, and amounts receivable from consultancy services income due within 30 days. As of 30 June 2006, HK$129 million (2005: HK$185 million) were overdue out of which HK$32 million (2005: HK$78 million) were overdue by more than 30 days.

**B** Creditors, accrued charges and provisions amounted to HK$3,593 million (2005: HK$3,303 million), majority of which relate to capital project payments to be settled upon certification of work in progress, as well as swap interest payable under the terms of respective swap agreements for debt portfolio management purposes. The Group has no significant balances of trade creditors resulting from its provision of transportation and related services.

## 12. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the half-year ended 30 June 2006, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities.

## 13. CHARGE ON GROUP ASSETS

None of the Group's assets was charged or subject to any encumbrance as at 30 June 2006.

## 14. CORPORATE GOVERNANCE

The Company has complied throughout the half-year ended 30 June 2006 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. He was recently re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

## 15. PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the Company's website at www.mtr.com.hk and the website of the Stock Exchange. The Interim Report will also be available at the Company's and the Stock Exchange's websites in mid-September 2006 and will be despatched to shareholders of the Company in mid-September 2006.

## KEY STATISTICS

| | Half-year ended 30 June | |
|---|---|---|
| | **2006** | 2005 |
| Total passenger boardings | | |
| — MTR Lines (in millions) | **418.4** | 413.6 |
| — Airport Express (in thousands) | **4,512** | 4,050 |
| Average number of passengers (in thousands) | | |
| — MTR Lines (weekday) | **2,470** | 2,451 |
| — Airport Express (daily) | **24.9** | 22.4 |
| Operating profit from railway and related businesses before depreciation as a percentage of turnover | **57.8%** | 58.0% |

# MANAGEMENT REVIEW AND OUTLOOK

The first six months of 2006 saw a number of significant developments for MTR Corporation. On the possible merger of the rail systems of MTR Corporation and KCRC, a Memorandum of Understanding was signed between Government and the Company on 11 April. In our overseas development, all government approvals were obtained for our 49% owned joint venture company for the Beijing Metro Line 4 project. This was followed by the signing of the Concession Agreement with the Beijing Municipal Government and the commencement of project work.

The Company's financial results for the first half of 2006 benefited from strong property development income and continued growth in our recurring businesses. As a result, revenue increased by 4.1% to HK$4,566 million while operating profit from railway and related operations before depreciation rose by 3.9% to HK$2,639 million. Property development profit realised in the period was HK$4,072 million mainly from the booking of profit from The Grandiose at Tseung Kwan O Station and from Metro Town, Tiu Keng Leng Station Phase One Development. Profit attributable to equity shareholders, excluding gain from revaluation of investment properties net of tax, increased by 123.2% to HK$3,948 million. Gain from investment properties revaluation was HK$1,478 million pre-tax (HK$1,219 million post-tax) resulting in reported net profit of HK$5,167 million, an increase of 98.3% over the corresponding period in 2005. Reported earnings per share increased by 95.8% to HK$0.94. The Board has declared an interim dividend of HK$0.14 per share.

## Railway Operations

For the first six months of 2006, total fare revenue for the MTR Lines and the Airport Express increased by 5.0% to HK$3,138 million. The MTR Lines recorded total patronage of 418.4 million, a 1.2% increase over the same period last year. The increase reflected the state of Hong Kong's economic activities and opening of the Disneyland Resort Line ("DRL") last August.

The Company's overall share of total franchised public transport was 24.7%, comparable to the same period last year. Share of the cross-harbour market was unchanged at 60.4%.

The Airport Express recorded total patronage of 4.5 million during the first half of 2006, an 11.4% increase over the same period last year, but market share dropped slightly from 24% to 23% reflecting intense competition in this sector.

As in prior periods, MTR Corporation continued to meet or exceed the requirements under our Operating Agreement and our own more stringent Customer Service Pledges.

Service improvements during the first six months included installation of new passenger lifts in Cheung Sha Wan and Sham Shui Po stations, completion of new pedestrian links at Choi Hung and Kwai Fong stations, and completion of retrofitting platform screen doors for all 74 platforms in our 30 underground stations on the Island Line, Tsuen Wan Line and Kwun Tong Line.

Continuing efforts were made to further improve the connectivity of the MTR network with other modes of transport, which enhances MTR's attraction to the travelling public. During the period, three new green minibus routes were added to the intermodal fare discount scheme, taking the scheme total to 28, while one new fare saver machine was installed in Tai Kok Tsui, bringing the total to 19 machines.

## Station Commercial and Other Businesses

The continued growth of the Hong Kong economy and rising MTR patronage supported further increase in revenue from the Company's station commercial and other businesses. Although reported revenue at HK$735 million showed a 2.5% reduction from the same period last year, this was due to a one-off income received in 2005 from settlement of an early termination of a telecommunication contract which did not repeat in 2006. Revenue for the first half of 2006 also included a small one-off income relating to mobile network upgrade. Excluding these two one-off items, revenue from station commercial and other businesses would have increased by 7.1%.

Advertising revenue increased by 8.6% to HK$239 million, boosted by higher passenger volume. A number of new formats and services were introduced. In May, Real-time Projection Zone went live at eight MTR stations in conjunction with promotion of the Hollywood blockbuster movie *The Da Vinci Code*. A new advertising train, the "Spectacular Mobile Showcase", made its debut in June. These innovative formats demonstrate the Company's commitment to enhancing our leadership position in the out-of-home advertising market in Hong Kong.

Station commercial revenue rose by 15.9% to HK$190 million due to improvements in rental rates and station commercial retail space layout from our station renovation programme as well as the continued buoyant economy. During the period, retail floor area in stations increased by 134 square metres as new layouts and refurbishments were completed at Po Lam, Ngau Tau Kok and Admiralty stations. However, due to the repossession of 367 square metres of retail space at other stations to facilitate station improvement works, the net retail floor space in the first half was slightly reduced to 18,837 square metres in total. These stations' improvement, when completed, will benefit future revenue. Also during the period, 12 new shops were added to the MTR station portfolio.

Reported revenue from telecommunications services decreased by 31.3% to HK$138 million, mainly due to the one-off payment received in 2005 for early termination of an agreement which did not repeat in 2006. Excluding this and the one-off income from mobile network upgrade in 2006, revenue would have increased by 3.0%. Our fixed network services provider TraxComm Limited recorded higher revenue and is operating an over 100 Gbps bandwidth network with coverage extended to all major data centres in Hong Kong. However, revenue from mobile services has dropped due to fierce competition amongst operators resulting in lower tariffs as usage volume remained unchanged.

Octopus Holdings Limited ("Octopus") continued to expand its operations both within and outside the transport sector. Cards in circulation rose to 13.8 million and average daily transaction volume and value rose to 9.3 million and HK$70.0 million respectively. MTR Corporation's share of Octopus' post-tax earnings increased by 9.1% to HK$28 million for the six-month period.

Revenue from external consultancy was HK$98 million during the six months. The project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier is underway. In Taiwan, two new contracts started in early 2006, one with the Kaohsiung Rapid Transit Company to provide operations and maintenance support for three years to 2009, and the second, with the Taiwan High Speed Rail Company to cover station, train service, and operations control centre management as well as signalling system maintenance for two years to 2008. In the Mainland of China, the Company secured a consultancy contract to provide consultancy for the Integrated Supervision Control System for Beijing Line 5.

## Property businesses

While Hong Kong's economy continued to grow in the first half of 2006, sentiment in the residential property market has become more cautious as interest rates continued to trend higher and financial markets around the world became more volatile. As a result, residential property transaction volume declined throughout the period, and prices softened. The office and retail rental sectors however continued to be active in the first half although the rate of growth may slow in the second half.

The Company's profit from property developments in the first half of 2006 was HK$4,072 million. Along the Airport Railway, we recognised profit from deferred income relating to Coastal Skyline and Caribbean Coast in Tung Chung, Harbour Green at Olympic Station and fitting out works for Elements at Kowloon Station, from sharing in kind relating to receipt of a small area of the retail shell of Elements as well as surplus proceeds from The Harbourside at Kowloon Station. Along Tseung Kwan O Line, as I noted at the time of the 2005 annual results, we booked surplus proceeds from Metro Town, Tiu Keng Leng Station Phase One Development and The Grandiose at Tseung Kwan O Station.

The tender for Package Two of Tseung Kwan O Area 86 was awarded in January to Rich Asia Investments Limited ("Rich Asia"), a subsidiary of Cheung Kong (Holdings) Limited ("Cheung Kong"), and the development agreement was signed in February. This was followed in June by our consent to Cheung Kong's transfer of 15% of its interest in Rich Asia to Nan Fung Development Limited, a wholly owned subsidiary of Chen's Holdings Limited. As part of our strategy to attract better profit sharing from this tender and in line with the tender conditions, the Company has provided an interest-free loan of HK$4,000 million (equals to about half of the land premium) to Rich Asia. This loan is supported by a guarantee from Cheung Kong for the full amount.

Along the Airport Railway, to meet the increased desire for town houses, we have obtained Town Planning Board approval in June to convert low-rise residential development to town houses at Caribbean Coast.

Rental income from investment properties increased by 7.8% to HK$624 million supported by higher rents. A vibrant retail sector, further refinements to the trade mix and strong promotional efforts at our shopping centres continued to increase shopper traffic. During the first half of 2006, favourable growth in rental rates was achieved for renewal of leases at our shopping centres.

The continuing demand for high quality retail space enabled us to maintain 100% occupancy levels at all of our shopping centres except for Luk Yeung Galleria, where a total of 427 square metres was repossessed in April in preparation for renovation work. The Company's 18 floors at Two IFC continued to be fully let during the period. A total of 504 car parking spaces at Choi Hung (including 450 Park & Ride Carpark spaces) were added to the portfolio upon commencement of operation of the carpark.

To enhance the retail environment of Telford Plaza I, a major renovation programme was launched in April to refurbish its entrances, atria, shopfronts, ceilings and floors, with target completion by year-end 2006.

Pre-letting of Elements, the forthcoming 82,750 square metres gross MTR flagship mall at Union Square in Kowloon Station, progressed well, with good response from both overseas and local retailers, as well as food and beverage operators. Pre-letting of The Edge, the new shopping centre of 11,877 square metres gross at Area 55b of Tseung Kwan O Station, also saw good progress.

Our property management business experienced steady growth, with revenue rising 7.8% to HK$69 million. During the period, a total of 2,842 residential units were added to the management portfolio, bringing the total number of residential units under management to 57,200.

Our property management business in the Mainland of China continued to expand with the award in April of a service contract by SOHO Shangdu, a major commercial-cum-shopping mall development, in Beijing. The Company will take over management responsibility of this property by the end of 2006.

Renovation of the 31,000 square metres gross shopping centre under a long-term head lease in Beijing's Dong Cheng district is now underway. This shopping centre has been renamed Ginza Mall, and is scheduled to open by early 2007 after major upgrading and refurbishment.

## Hong Kong Projects

MTR Corporation continued the development and planning of new rail and non-rail projects during the first half of 2006.

"Ngong Ping 360", comprising the Ngong Ping Skyrail and the Ngong Ping Village at Ngong Ping, is undergoing pre-opening trials and is expected to open for business later in the year.

Following approval of the revised proposal for the West Island Line by Government and Executive Council last year, discussion with Government is continuing over detailed scope, cost and funding requirements. The decision on the South Island Line (East) proposal is still awaiting completion of Government's review of the Southern District's planning of tourism and commercial development.

In the "Dream City" development at Area 86 in Tseung Kwan O, the construction contract for Tseung Kwan O South Station was awarded in late June. This latest extension to the MTR network is designed to serve the "Dream City" property development and is scheduled to open in 2009.

New pedestrian links in Admiralty and Sheung Wan stations are targeted for opening by the end of this year, and another at Lai Chi Kok Station is planned for completion in 2008. Further license agreements have been signed and are under negotiation with adjacent developers respectively for Tsim Sha Tsui and Choi Hung stations.

At the Hong Kong International Airport, the project to construct a second platform at the departure level of the Airport Station continued with the connection to the Skyplaza retail development and the project is expected to be completed by the end of 2006.

## Merger with KCRC

On 11 April, the Company signed a Memorandum of Understanding with Government setting out the terms for the proposed rail merger between the Company and KCRC, together with the acquisition of a property package.

The proposed transaction is subject to approval by both the Legislative Council ("LegCo") of Hong Kong SAR and independent shareholders of the Company. A Rail Merger Bill was submitted to LegCo by Government on 5 July which was followed by the first meeting of the Bills Committee to examine the Bill on 27 July. We expect the approval processes by LegCo and independent shareholders to take about a year or more from the 11 April announcement day.

An Independent Board Committee ("IBC") comprising six independent non-executive Directors of the Company has been established to examine the proposed transaction and advise independent shareholders. The IBC will appoint and be advised by an Independent Financial Adviser.

## Overseas Growth

*Mainland of China*

In Beijing, the public-private partnership ("PPP") company formed with the Beijing Infrastructure Investment Co. Ltd. and Beijing Capital Group for the Beijing Line 4 project obtained its business license in January, and the related concession, lease and financing agreements were signed in April. With management in place, and the rolling stock and signalling contracts having been awarded, construction of the project has commenced with target completion in 2009.

In Shenzhen, we are still awaiting approval from the National Development and Reform Commission for Shenzhen Metro Line 4. We have put in place a management team which has progressed detailed design of the system, and the master plan for property developments along the line.

In line with our strategy, we have progressed negotiations regarding plans for the investment, construction and operation of Shenzhen Metro Line 3 following the signing of a Memorandum of Understanding ("MoU") last year with the municipal government on this potential 32.8-kilometre line in the eastern part of the municipality. In Beijing, feasibility studies are also progressing on two possible metro lines, one for Beijing Line 4 Extension and the other for Beijing Metro Line 9, following signing of the respective MoU's and Letter of Interest this year.

Elsewhere in the Mainland, the Company submitted an investment proposal to Wuhan Municipal Government in April following the signing of an MoU with the government in 2005 to explore co-operation opportunities for the construction and operation of metro lines in Wuhan. In May, we signed an MoU with the Hangzhou Municipal Government for a joint study on a metro development plan for that city. However, we must point out that MoU's do not always result in investments.

*Europe*

In Europe, we continued to pursue "asset light" rail operating service contracts during the first half of 2006.

In the U.K., a tender for the South Western Train Franchise was submitted in conjunction with our partner National Express in June and the result is expected to be announced by October. A joint venture between MTR Corporation and Laing Rail has been pre-qualified to bid for the London Rail Concession, formerly called the North London Railway Franchise, and is currently working on the tender submission for October. Both of these are competitive tenders where the Company will compete with other bidders.

## Financial Review of Operations

Revenue for the first half of 2006 was HK$4,566 million, an increase of 4.1% over the same period last year. Revenue from the MTR Lines and the Airport Express reported increases of 4.7% and 7.7% respectively as a result of patronage growth, particularly in the early months of 2006, and increase in average fare of the MTR Lines. Patronage on the MTR Lines increased 1.2% and the Airport Express 11.4% whilst average fare for the MTR Lines increased 3.5% to HK$6.8 but on the Airport Express decreased 3.2% to HK$64.8 mainly due to the lower fares paid by passengers travelling to the AsiaWorld-Expo Station opened in December 2005.

Revenue from station commercial and other businesses amounted to HK$735 million, a 2.5% drop from the same period last year due to the one-off income received from settlement of an early termination of a telecommunication contract in 2005 which did not repeat this year. Revenue for the first half of 2006 also included a small one-off income relating to mobile network upgrade. Excluding these two one-off items, revenue from station commercial and other businesses would have increased by 7.1% when compared to the same period last year. Property rental and management income increased 7.8% to HK$693 million.

Operating cost before depreciation for the first half year increased by 4.5% to HK$1,927 million as compared to the same period last year. The increase was mainly due to the opening of DRL and AsiaWorld-Expo Station, increases in expenditures in the development of our overseas growth business in the Mainland and Europe, as well as expenses relating to "Ngong Ping 360". Operating profit from railway and related businesses before depreciation amounted to HK$2,639 million, a 3.9% increase from the same period last year, with an operating profit margin of 57.8%, similar to last year. Excluding the one-off impacts from telecommunication contract termination and mobile network upgrade, operating profit would have increased by 6.7% whilst operating profit margin would have increased by 0.5% point.

Property development profit during the first half year amounted to HK$4,072 million, mainly comprising surplus proceeds from The Grandiose and Metro Town along the Tseung Kwan O Line, deferred income recognition from Coastal Skyline, Caribbean Coast, Harbour Green and Elements along the Airport Railway as well as sharing in kind from the receipt of an additional 572 square metres at Elements. Operating profit before depreciation amounted to HK$6,711 million, an increase of 65.3% as compared to the same period last year.

Depreciation charge for the first half year dropped by 3.5% to HK$1,315 million mainly due to adjustments made for depreciation charges on some systems in the Tseung Kwan O Line and Nam Cheong Station in 2005. Net interest expense increased by 16.6% to HK$739 million mainly due to higher interest rates and increased borrowings as compared to the same period last year. The increase in fair value of investment properties since the end of 2005 amounted to HK$1,478 million pre-tax or HK$1,219 million post-tax.

Including the share of profit from Octopus and the share of cost incurred by the joint venture company for the bidding of the South Western Train Franchise in the U.K., profit before taxation for the first half year amounted to HK$6,151 million, a 98.7% increase from the same period last year. Correspondingly, income tax increased by 101.2% to HK$984 million, which was mainly non-cash deferred income tax. The resulting net profit attributable to shareholders for the first half year amounted to HK$5,167 million, an increase of 98.3% compared to the same period last year. Reported earnings per share therefore increased from HK$0.48 for the first half of 2005 to HK$0.94 for 2006. Excluding investment property revaluation gain and related deferred tax, underlying net profit was HK$3,948 million, an increase of 123.2% compared to same period last year.

The Directors have declared an interim dividend of HK$0.14 per share. A scrip dividend option will be offered to all shareholders except those with registered addresses in the United States of America or any of its territories or possessions. As in previous years, Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash.

The Group's balance sheet remains strong. During the first half of 2006, shareholders' equity increased by 6.7% to HK$74,548 million as of 30 June, from retained profit as well as the re-investment of scrip dividends by Government and other shareholders.

Total assets increased by 7.6% to HK$122,318 million mainly due to an interest-free loan of HK$4,000 million (recognised on balance sheet at fair value of HK$3,232 million at inception) provided to the property developer of Tseung Kwan O Area 86 Package Two as part of the tender terms, an increase of HK$2,053 million on properties held for sale from unsold units at Metro Town and The Grandiose along the Tseung Kwan O Line, gross revaluation gain on properties of HK$1,770 million, and increases in amount receivable in respect of property developments of HK$957 million. Other increases in assets include capital expenditures incurred on the "Ngong Ping 360" project and other capital improvement projects.

The Group's net cash inflow generated from railway and related activities increased to HK$2,737 million in the first half of 2006 compared to HK$2,562 million for the same period in 2005, whilst cash receipts from developers for property development project decreased to HK$584 million from HK$2,332 million in 2005. Total cash outflow rose from HK$3,095 million to HK$6,366 million which included the HK$4,000 million interest-free loan for Package Two of Tseung Kwan O Area 86, capital project payments of HK$1,339 million, interest expenses of HK$830 million and other minor items. The Group had net cash outflow of HK$3,045 million before dividend as compared to a net cash inflow of HK$1,799 million in the same period last year. After dividend payment of HK$767 million and net loan drawdown of HK$3,824 million, there was net cash inflow of HK$12 million.

During the period, borrowings of the Group increased from HK$28,264 million to HK$31,809 million due mainly to amounts drawn to finance the interest-free loan to developer. As a result, the debt-to-equity ratio increased from 40.4% at 31 December 2005 to 42.7% at period-end.

## Financing Activities

The credit markets continued to see high levels of liquidity leading to tight credit spreads. Given this favourable environment, we successfully arranged total financings of HK$3.1 billion during the first half of 2006, including a HK$500 million 4.3% 2-year fixed rate note, and a number of 5-year and 7-year bilateral facilities totalling HK$2.6 billion. As at the end of June 2006, the Group had total undrawn committed facilities of HK$2.9 billion, which together with cash on hand and projected significant positive cash flows from our property development business, are expected to cover all of the Company's estimated funding needs until the first quarter of 2007.

As at the end of June, the Company's debt portfolio was well balanced with 17% of total outstanding repayable within 2 years, 47% between 2 and 5 years, and 36% beyond 5 years. As a measure of exposure to foreign currency risk, only 0.2% of the debt portfolio was denominated in US dollar with the remainder either hedged into or denominated in HK dollar.

At the end of June, 54% of the debt portfolio was based on fixed interest rate with the balance based on floating rate. This prudent level of fixed rate debt, together with the attractive terms of the Group's financings, has enabled the Company to contain our financing cost in a rising interest

rate environment. As a result, despite the significant increase in short-term interest rates during the first half of 2006 as compared with the same period last year, the Company's average borrowing cost rose to 5.5% from 5.0%.

In the Mainland of China, agreements for two project loans of RMB1.6 billion each provided separately by China Development Bank and Industrial and Commercial Bank of China for the development and construction of Beijing Metro Line 4 were signed by the associated PPP company in April.

## Human Resources

Immediately following signing of the Memorandum of Understanding on the proposed merger, the Company held a total of 60 briefing sessions to provide staff with updated information and opportunities to raise their concerns. Going forward, we will regularly update our staff on the merger using a variety of means such as staff communication sessions, merger newsletters, *MTR Express*, Corporate Notices and additional briefing sessions.

We are committed to looking after the interests of all staff, and will consult them on matters affecting them during the merger process before any final decisions are made. To ensure that best practices are adopted for the merged company, the Company in conjunction with KCRC have commenced a series of in-depth studies on different aspects of human resources integration such as grading and reward structure, and employment terms and conditions.

## Outlook

Although business conditions remain generally positive in Hong Kong, successive interest rate increases coupled with high oil and commodity prices have slowed the rate of economic growth. While there was patronage growth in the early months of 2006, MTR Lines patronage in May and June was lower than prior year due to the combination of the impact of Football World Cup and slower growth of economic activities. Although MTR Lines patronage growth has resumed in the last two weeks of July, it would be prudent to adopt a cautious outlook for the rail and related businesses in the second half. On the other hand, although competition continues to increase, we see positive rental reversions in our property investment business. Given this environment we continue to pay close attention to cost and enhance efficiency whilst at the same time continuing our efforts in the overseas growth business.

In our property development business we recognised profit from both The Grandiose at Tseung Kwan O Station and Metro Town, Tiu Keng Leng Station Phase One Development in the first half of 2006. For the balance of the year, in line with our accounting treatment, property development profit recognition is expected to come mainly from developments along the Airport Railway, particularly from deferred income and the expected receipt as sharing in kind of a small area of some 7,100 square metres gross at Elements in Kowloon Station. In Tseung Kwan O, property development profit recognition in the second half would depend on sales progress of the 390-unit development at Central Heights, Tseung Kwan O Town Centre Area 57a. Given most of the property development profit for 2006 has been recognised in the first half, the amount of development profit to be recognised in the second half is expected to be significantly less.

Finally, I would like to take this opportunity to thank all my colleagues for their hard work and support.

By Order of the Board
**C K Chow**
*Chief Executive Officer*

Hong Kong, 10 August 2006

*The interim financial information set out above does not constitute the Group's interim financial report for the half-year ended 30 June 2006, but is derived and represents an extract from that interim financial report.*

*Certain statements contained in this Press Announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2005 filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.*

## CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 1 September 2006 to 7 September 2006 (both dates inclusive). In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4 p.m. on 31 August 2006. It is expected that the interim dividend will be paid on or about 27 October 2006.

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung (*Chairman*)**, Chow Chung-kong (*Chief Executive Officer*), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 11 August 2006.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED
# (地 鐵 有 限 公 司)

RECEIVED
2007 JUN 19 A 11: 54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

(the "**Company**")
*(Incorporated in Hong Kong with limited liability)*
(Stock code: 66)

## Change of Alternate Director

The Company is pleased to announce that Mr. Yung Wai-hung has been appointed to the post of Deputy Secretary for the Environment, Transport and Works ("ET&W") (Transport) with effect from 31 August 2006 and therefore, by virtue of his appointment, becomes an Alternate Director to the Secretary for ET&W (Dr. Sarah Liao Sau-tung) with effect from the same date.

The Secretary for ET&W is a non-executive Director of the Company appointed by the Chief Executive (the "Chief Executive") of the Hong Kong Special Administrative Region (the "HKSAR") pursuant to the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) (the "MTR Ordinance") and has appointed the Deputy Secretary for ET&W as one of its Alternate Directors.

Mr. Yung (aged 45) has not entered into any contract of service with the Company and nor is Mr. Yung appointed for a specific term. He does not receive any emoluments from the Company. Pursuant to the Articles of Association of the Company, Directors appointed by the Chief Executive pursuant to the MTR Ordinance are not required to retire by rotation at the annual general meetings of the Company.

Mr. Yung was not a director of any company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") during the past three years. He holds a Bachelor of Arts degree and has been in the Administrative Service of the Hong Kong Government since 1986.

Mr. Yung is not related to any Directors, senior management or substantial or controlling shareholders of the Company except that he holds the post of Deputy Secretary for ET&W (Transport) and the Financial Secretary Incorporated, which holds shares in the Company in trust for the Government of the HKSAR, is a controlling shareholder of the Company. As at the date of this announcement, Mr. Yung was not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO") as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

In respect of Mr. Yung's appointment, there is no other information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange, and there is no other matter relating to his appointment which needs to be brought to the attention of the shareholders of the Company.

The Company hereby also announces that as Mr. Thomas Chow Tat-ming ceased to hold the post of Deputy Secretary for ET&W (Transport) after 30 August 2006, he also ceased to be an Alternate Director to the Secretary for ET&W after the same date. There is no matter relating to his ceasing to be an Alternate Director of the Company that needs to be brought to the attention of the Company's shareholders.

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 31 August, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 1 September, 2006.

地鐵公司
MTR Corporation

*announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# MTR CORPORATION LIMITED
# (地鐵有限公司)

(the "**Company**")
*(Incorporated in Hong Kong with limited liability)*
(Stock code: 66)

## Election of Language and Means of Receipt of Corporate Communications

In accordance with Rules 2.07A and 2.07B of the Listing Rules, the Company is making adequate arrangements to ascertain how Shareholders wish to receive future Corporate Communications from the Company: (i) in printed form, in English only, in Chinese only or in both English and Chinese; or (ii) by electronic means through the Company's website.

### INTRODUCTION
The Company is permitted to allow its Shareholders to elect (i) to receive a Financial Summary in place of the Long-form Report or (ii) to rely on the copies posted on the Company's website in place of being sent a printed copy of either document.

At this year's Annual General Meeting the Shareholders approved an amendment to the Company's Articles of Association to permit the Company to disseminate its Corporate Communications (including the Financial Summary, Long-form Report and interim report) to the Shareholders via electronic means where such Shareholders have given their express, positive confirmation in writing that they wish to receive such communications in this manner.

### PROPOSED ARRANGEMENTS
In accordance with Rules 2.07A and 2.07B of the Listing Rules, the following arrangements will be made by the Company to ascertain the wishes of its Shareholders:

1. The Company is sending a letter to its Shareholders on 18th September, 2006 (the "**First Letter**") together with a reply form (the "**Reply Form**") in both English and Chinese to enable them to elect to receive future Corporate Communications: (i) in printed form, in English only, in Chinese only or in both English and Chinese; or (ii) by electronic means through the Company's website at www.mtr.com.hk. The First Letter will explain that if the Company does not receive the Reply Form on or before the Relevant Date, but:

   - the Shareholder has previously elected to access the website version of the Company's financial statements, the Company will only send to that Shareholder (a) a printed Chinese version of all future Corporate Communications (but not including the Company's financial statements) if his registered address is in Hong Kong and he has a Chinese surname; or otherwise (b) a printed English version of such Corporate Communications.

- the Shareholder has previously elected to receive a printed version of the Company's financial statements, the Company will send to that Shareholder a printed version of all future Corporate Communications in the same printed form as he currently receives the financial statements.

- if the Shareholder has not previously elected the language and means of receipt of the Company's financial statements, the Company will only send to that Shareholder (a) a printed Chinese version of all future Corporate Communications (including the Financial Summary rather than the Long-form Report) if his registered address is in Hong Kong and he has a Chinese surname; or otherwise (b) a printed English version of such Corporate Communications.

Whether a Shareholder is a Hong Kong or an overseas Shareholder will be determined by the address of that Shareholder appearing on the Company's Register of Members.

2. The Company will send the language version(s) of the Corporate Communications to the Shareholders according to their election unless and until they notify the Company in writing that they wish to receive Corporate Communications in the other (or both) language(s).

3. When each printed Corporate Communication is sent out in accordance with the arrangements described in paragraph 1 above, a letter, together with a request form (the "**Second Letter**"), in both English and Chinese, will be attached to or printed at some prominent place in the sent out version of the Corporate Communication, stating that the Corporate Communication prepared in the other language will be available upon request.

4. The Corporate Communication will be sent or otherwise made available by the Company to Shareholders using electronic means only where the Company has previously received from that Shareholder an express, positive confirmation in writing that the Shareholder wishes to receive or otherwise have made available to it the Corporate Communication by such means. The Company will post a notification of publication of such Corporate Communication on its website or will notify such Shareholders by post, according to the election made in the Reply Form, as and when the Corporate Communication is published on the Company's website.

5. Shareholders are entitled at any time by reasonable notice in writing to the Registrars to change their choice of language and means of receipt of Corporate Communications. The Company will set out in each Corporate Communication the steps for Shareholders notifying the Company of any change of their choice. With respect to Shareholders who choose to receive Corporate Communications by electronic means and who for any reason have difficulty in receiving or gaining access to the Corporate Communications or wish to receive a printed version, they will promptly upon request in writing to the Registrars be sent a printed version free of charge.

6. Corporate Communications in both English and Chinese, and in accessible format, will be available on the Company's website and a copy in electronic format in both languages will be filed with the Stock Exchange for publication on the Stock Exchange's website no later than 9:00 p.m. on the business day last preceding the day on which such Corporate Communication is sent to Shareholders.

7. The Company is providing a dial-up hotline service (Tel: (852) 2881 8888) to enable Shareholders to make enquiry of the Company's proposed arrangements set out above.

8. The First and Second Letters will mention that Corporate Communications will be available in both languages on the Company's website and that a dial-up hotline has been provided as mentioned in paragraphs 6 and 7 above respectively.

## DEFINITIONS

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise:

| | |
|---|---|
| "Corporate Communication(s)" | means any and all document(s) issued or to be issued by the Company for the information or action of Shareholders as defined in Rule 1.01 of the Listing Rules; |
| "Financial Summary" | means the summary financial report of the Company; |
| "Listing Rules" | means the Rules Governing the Listing of Securities on the Stock Exchange as modified from time to time; |
| "Long-form Report" | means the complete annual report and accounts of the Company; |
| "Registrars" | means Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong; |
| "Relevant Date" | means 18th October, 2006; |
| "Shareholders" | means registered holders of shares of the Company; and |
| "Stock Exchange" | means The Stock Exchange of Hong Kong Limited. |

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 18th September, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

*This announcement is in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 18th September, 2006.

地鐵公司 MTR Corporation

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

*This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities.*

**NOTICE OF LISTING ON**
**THE STOCK EXCHANGE OF HONG KONG LIMITED**

# MTR CORPORATION LIMITED
# (地鐵有限公司)

*(incorporated in Hong Kong under the Companies Ordinance with limited liability)*
(Stock code: 66)

and

# MTR CORPORATION (C.I.) LIMITED

*(a company organised under the laws of the Cayman Islands on 30th October, 2000)*

US$3,000,000,000 Debt Issuance Programme (the "Programme") for the issue of Notes with maturities of between one month and 30 years (the "Notes")
**(Unconditionally and irrevocably guaranteed by MTR Corporation Limited)**

Arranger

**JPMorgan**

Dealers

| | |
|---|---|
| **ABN AMRO** | **Barclays Capital** |
| **BNP PARIBAS** | **Calyon** |
| **Citigroup** | **Deutsche Bank** |
| **Goldman Sachs (Asia) L.L.C.** | **HSBC** |
| **JPMorgan** | **Lehman Brothers** |
| **Merrill Lynch International** | **Morgan Stanley** |
| **Nomura International (Hong Kong) Limited** | **Standard Chartered Bank (Hong Kong) Limited** |

**UBS Investment Bank**

Application has been made to The Stock Exchange of Hong Kong Limited for the listing of the Programme and for listing of, and permission to deal in, Notes to be issued under the Programme during the 12 months from 31st October, 2006 and such listing of the Programme is expected to become effective on 6th November, 2006.

31st October, 2006

*Members of the Board of MTR Corporation Limited:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate of MTR Corporation Limited:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 1st November, 2006.

地鐵公司
MTR Corporation

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

# MTR CORPORATION LIMITED
# (地鐵有限公司)

(the "**Company**")

*(Incorporated in Hong Kong with limited liability)*

(Stock code: 66)

## TSEUNG KWAN O TOWN LOT NO. 72, Area 56, TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES

## CONNECTED TRANSACTION

On 26th February, 2007, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development in Area 56 subject to the Company's acceptance of Government's assessment of the Land Premium (being HK$3,345,230,000, the payment of which will be funded by the Developer) and of the particulars and conditions of the Land Grant. The offer was made by the Government on 15th January, 2007.

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the Transaction is a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government subject to the conditions described below under the heading "General". Had the Waiver not been granted, the Transaction would have been subject to the announcement, the reporting and the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

This announcement is made in accordance with the conditions of the Waiver and Rule 14A.47 of the Listing Rules. Details of the Transaction will be disclosed in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

**Acceptance of Government's Offer and the Land Grant**

On 26th February, 2007, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development in Area 56 subject to the Company's acceptance of Government's assessment of the Land Premium (being HK$3,345,230,000, the payment of which will be funded by the Developer) and of the particulars and conditions of the Land Grant. The offer was made by the Government on 15th January, 2007.

Under the terms of the Government's offer, a binding contract between the parties arises when Government receives the Company's acceptance. The Company delivered the acceptance to Government on 26th February, 2007. The Land Grant, which will contain particulars and conditions of the land grant by private treaty of Area 56, is expected to be executed within three calendar months from that date. It is proposed that the development in Area 56 will be a mixed-use development comprising hotel, office, residential, commercial and car parking accommodations with a total gross floor area of not more than 168,537 square metres. The Company is required to pay to the Government the Land Premium, which has been assessed by the Government to be HK$3,345,230,000, by reference to the full market value of Area 56, ignoring the presence of the railway. The Company is required to pay (a) a deposit equal to 10% of the Land Premium on 26th February, 2007 and (b) the remaining balance of the Land Premium when the Land Grant is executed. The payment of the Land Premium will be funded by the Developer.

**Reasons for accepting Government's offer**

The Company has accepted Government's offer and proposes to execute the Land Grant in order to be allowed to proceed with the proposed development in Area 56. On the basis that the assessed Land Premium is considered to be in line with current market values, and having regard to all of the terms and conditions of the Government's offer, the Directors (including the independent non-executive Directors) believe that the terms of Government's offer and the Land Grant are fair and reasonable and in the interests of the shareholders of the Company as a whole.

**General**

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the Transaction is a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government involving land and land interests subject to certain conditions. Under the Waiver, the Company is required to make an announcement of the Transaction in accordance with Rule 14A.47 of the Listing Rules and to disclose details of the Transaction in its next annual report in accordance with Rule 14A.45 of the Listing Rules. The Company is also required under the Waiver to make the Transaction subject to the approval of the Board, with the Directors appointed by the Government under section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong) and any Director who holds a position in the Government being required to abstain from voting. Accordingly, Mr. Frederick Ma Si-hang, the Secretary for the Environment, Transport and Works and the Commissioner for Transport disclosed their interest in the Transaction and they each abstained from voting on the relevant Board resolutions. Had the Waiver not been granted, the Transaction would have been subject to the announcement, the reporting and the independent shareholders' approval requirements under Chapter 14A of the Listing Rules.

This announcement is made in accordance with the conditions of the Waiver and Rule 14A.47 of the Listing Rules. Details of the Transaction will be disclosed in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

**Principal activities of the Company**

The principal activities of the Company and its subsidiaries are (a) the operation of a mass transit railway system, (b) property development at locations relating to the railway system, (c) related commercial activities, (d) the monitoring of the appointed operator in their operation of the Ngong Ping 360 tourism facilities, (e) the design and construction of Tseung Kwan O South Station as an extension of the Tseung Kwan O Line, (f) the planning and construction of future extensions to the railway system and other related infrastructure projects, (g) consultancy services, (h) investment in Octopus Holdings Limited, a subsidiary of the Company, which has business activities both in Hong Kong and overseas including the operation of a smart card system by its subsidiary, Octopus Cards Limited, for the collection of payments for both transport and non-transport applications in Hong Kong, (i) equity investments and long term operation and maintenance contracts outside of Hong Kong, (j) property management, shopping centre investment and railway related property development business in the Mainland of China, and (k) the investment in, and construction of, Beijing Metro Line 4, in which the Company has a 49% equity interest, for future operations under a 30 year concession agreement with the Beijing Municipal Government.

**Definitions**

| | |
|---|---|
| "Area 56" | means Tseung Kwan O Town Lot No.72, Area 56, Tseung Kwan O, Sai Kung, New Territories; |
| "Board" | means the board of Directors; |
| "Developer" | means Lansmart Limited, which was the successful tenderer in the tender to develop Area 56; |
| "Directors" | means members of the board of directors of the Company; |
| "Government" | means the Government of Hong Kong; |
| "HK$" | means Hong Kong dollars, the lawful currency of Hong Kong; |
| "Hong Kong" | means the Hong Kong Special Administrative Region of the People's Republic of China; |
| "Land Grant" | means the particulars and conditions of the land grant by private treaty of Area 56 to be entered into between the Company and the Government; |
| "Land Premium" | means the land premium for Area 56; |
| "Listing Rules" | means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |

"Stock Exchange" means The Stock Exchange of Hong Kong Limited;

"Transaction" means the Company's acceptance of an offer from the Government to allow the Company to proceed with the proposed development in Area 56 subject to the Company's acceptance of Government's assessment of the Land Premium and of the particulars and conditions of the Land Grant; and

"Waiver" means the waiver granted by the Stock Exchange to the Company from the requirements under Chapter 14A of the Listing Rules (subject to certain conditions).

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 27th February, 2007

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 28 February, 2007.

地鐵公司
MTR Corporation

# Reply Slip

To: MTR Corporation Limited

I/We would like to receive Corporate Communications in the manner indicated below:

**(Please tick only ONE box on this reply slips.)**

**Website Version Options**

(a) ☐ **Full Website Option**

to rely on copies posted on the Company's website in lieu of any printed copy of Corporate Communications and the electronic notification posted on the Company's website of the publication of Corporate Communications and other related matters in lieu of a printed copy of that notification.

(b) ☐ to rely on copies posted on the Company's website in lieu of any printed copy of Corporate Communications and to receive by post a printed copy of the notification of the publication of Corporate Communications and other related matters on the Company's website.

**Printed Version Options**

(c) Financial Summary (but not the Long-form Report) and other Corporate Communications
☐ English version only
☐ Chinese version only
☐ Both English and Chinese versions

(d) Long-form Report (but not the Financial Summary) and other Corporate Communications
☐ English version only
☐ Chinese version only
☐ Both English and Chinese versions

Signature ____________________

Date ____________________ 2007

Contact telephone number __________

***Notes: Please tick only one box on this reply slip. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void at the discretion of the Company.***

# MTR Corporation Limited

# （地鐵有限公司）

*(Incorporated in Hong Kong with limited liability)*

**(Stock code: 66)**

RECEIVED
2007 MAR 19 A 11:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE

# ANNOUNCEMENT OF AUDITED RESULTS FOR THE YEAR ENDED 31 DECEMBER 2006

## HIGHLIGHTS

### Financial

- Turnover increased 4.2% to HK$9,541 million
- Operating profit from railway and related businesses before depreciation increased 2.0% to HK$5,201 million with margin of 54.5%
- Property development profit reduced by 5.3% to HK$5,817 million
- Net profit attributable to equity shareholders, excluding investment properties revaluation and related deferred tax (profit from underlying businesses), decreased 2.9% to HK$5,962 million
- Net profit attributable to equity shareholders, including investment properties revaluation and related deferred tax, of HK$7,759 million
- Debt/equity ratio at year-end improved to 36.7% from 40.4% at 2005 year-end
- Final dividend of HK$0.28 per share

### Operational

- Patronage for MTR Lines and Airport Express increased 1.1% to 876 million, market share maintained
- Growth in station commercial and property investment businesses
- Tseung Kwan O Area 86 Package 2 awarded in January 2006
- Ngong Ping 360 opened in September 2006, patronage exceeding expectation
- Concession Agreement for Beijing Line 4 signed in April 2006 with majority of construction contracts let as at year-end
- Memorandum of Understanding on rail merger with Kowloon-Canton Railway Corporation signed with HKSAR Government on 11 April 2006 and the Rail Merger Bill was submitted to the Legislative Council on 5 July 2006

The Directors of MTR Corporation Limited ("the Company") are pleased to announce the audited results of the Company and its subsidiaries ("the Group") for the year ended 31 December 2006 as follows:

## CONSOLIDATED PROFIT AND LOSS ACCOUNT

| HK$ Million | Year ended 31 December 2006 | 2005 |
|---|---|---|
| Fare revenue | **6,523** | 6,282 |
| Station commercial and other revenue | **1,606** | 1,555 |
| Rental and management income | **1,412** | 1,316 |
| **Turnover** | **9,541** | 9,153 |
| Staff costs and related expenses | **(1,653)** | (1,614) |
| Energy and utilities | **(539)** | (541) |
| Operational rent and rates | **(65)** | (92) |
| Stores and spares consumed | **(120)** | (120) |
| Repairs and maintenance | **(511)** | (496) |
| Railway support services | **(80)** | (74) |
| Expenses relating to station commercial and other businesses | **(443)** | (358) |
| Property ownership and management expenses | **(312)** | (238) |
| Project study and business development expenses | **(267)** | (142) |
| General and administration expenses | **(192)** | (207) |
| Other expenses | **(158)** | (170) |
| **Operating expenses before depreciation** | **(4,340)** | (4,052) |
| **Operating profit from railway and related businesses before depreciation** | **5,201** | 5,101 |
| Profit on property developments | **5,817** | 6,145 |
| **Operating profit before depreciation** | **11,018** | 11,246 |
| Depreciation | **(2,674)** | (2,682) |
| **Operating profit before interest and finance charges** | **8,344** | 8,564 |
| Interest and finance charges | **(1,398)** | (1,361) |
| Change in fair value of investment properties | **2,178** | 2,800 |
| Share of profits less losses of non-controlled subsidiaries and associates | **45** | 9 |
| **Profit before taxation** | **9,169** | 10,012 |
| Income tax | **(1,411)** | (1,549) |
| **Profit for the year** | **7,758** | 8,463 |
| **Attributable to:** | | |
| — Equity shareholders of the Company | **7,759** | 8,450 |
| — Minority interests | **(1)** | 13 |
| **Profit for the year** | **7,758** | 8,463 |
| **Dividends paid and proposed to equity shareholders of the Company attributable to the year:** | | |
| — Interim dividend declared and paid during the year | **774** | 764 |
| — Final dividend proposed after the balance sheet date | **1,554** | 1,535 |
| | **2,328** | 2,299 |
| **Earnings per share:** | | |
| — Basic | **HK$1.41** | HK$1.55 |
| — Diluted | **HK$1.41** | HK$1.55 |

| HK$ Million | As at 31 December 2006 | 2005 |
| --- | --- | --- |
| **Assets** | | |
| Fixed assets | | |
| — Investment properties | **22,539** | 19,892 |
| — Other property, plant and equipment | **84,404** | 83,383 |
| | **106,943** | 103,275 |
| Railway construction in progress | **232** | 1,006 |
| Property development in progress | **3,297** | 2,756 |
| Deferred expenditure | **565** | 281 |
| Prepaid land lease payments | **594** | 608 |
| Interests in non-controlled subsidiaries | **171** | 103 |
| Interests in associates | **100** | — |
| Deferred tax assets | **1** | 19 |
| Investments in securities | **272** | 183 |
| Staff housing loans | **25** | 34 |
| Properties held for sale | **2,018** | 1,311 |
| Derivative financial assets | **195** | 234 |
| Stores and spares | **272** | 248 |
| Debtors, deposits and payments in advance | **1,894** | 3,095 |
| Loan to a property developer | **3,355** | — |
| Amounts due from the Government and other related parties | **177** | 154 |
| Cash and cash equivalents | **310** | 359 |
| | **120,421** | 113,666 |
| **Liabilities** | | |
| Bank overdrafts | **5** | 14 |
| Short-term loans | **1,114** | 385 |
| Creditors, accrued charges and provisions | **3,639** | 3,415 |
| Current taxation | **1** | 2 |
| Contract retentions | **193** | 170 |
| Amounts due to related parties | **—** | 17 |
| Loans and obligations under finance leases | **27,033** | 27,865 |
| Derivative financial liabilities | **515** | 307 |
| Deferred income | **1,682** | 3,584 |
| Deferred tax liabilities | **9,453** | 8,011 |
| | **43,635** | 43,770 |
| **Net assets** | **76,786** | 69,896 |
| **Capital and reserves** | | |
| Share capital, share premium and capital reserve | **38,639** | 37,450 |
| Other reserves | **38,128** | 32,425 |
| **Total equity attributable to equity shareholders of the Company** | **76,767** | 69,875 |
| **Minority interests** | **19** | 21 |
| **Total equity** | **76,786** | 69,896 |

## 1. AUDITORS' REPORT

The results for the year ended 31 December 2006 have been audited in accordance with Hong Kong Standards on Auditing, issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"), by KPMG whose unmodified audit report is included in the annual report to be sent to shareholders. The results have also been reviewed by the Group's Audit Committee.

## 2. BASIS OF PREPARATION

These consolidated accounts have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards issued by the HKICPA. The accounting policies adopted in the preparation of these accounts are consistent with those used in the 2005 annual accounts except for changes made thereafter in adopting the Amendment to Hong Kong Accounting Standard 39 "Financial instruments: recognition and measurement on financial guarantee contracts". The adoption of this amendment does not have a significant financial impact on the Group's results of operations and financial position for financial years 2005 and 2006.

## 3. RETAINED PROFITS

The movements of the retained profits during the years ended 31 December 2006 and 2005 were as follows:

| HK$ Million | 2006 | 2005 |
|---|---|---|
| Balance as at 1 January | **31,698** | 25,521 |
| Dividends declared or approved | **(2,309)** | (2,273) |
| Profit for the year attributable to equity shareholders of the Company | **7,759** | 8,450 |
| Balance as at 31 December | **37,148** | 31,698 |

## 4. PROFIT ON PROPERTY DEVELOPMENTS

| | Year ended 31 December | |
|---|---|---|
| **HK$ Million** | **2006** | 2005 |
| Profit on property developments comprises: | | |
| Transfer from deferred income on | | |
| — upfront payments | **1,213** | 1,794 |
| — sharing in kind | **555** | 95 |
| Share of surplus from development | **3,724** | 3,296 |
| Income recognised from sharing in kind | **342** | 971 |
| Other overhead costs | **(17)** | (11) |
| | **5,817** | 6,145 |

## 5. INCOME TAX

| HK$ Million | Year ended 31 December 2006 | 2005 |
|---|---|---|
| Current tax — overseas | 2 | 1 |
| Deferred tax expense relating to the origination and reversal of temporary differences on: | | |
| — change in fair value of investment properties | 381 | 490 |
| — others | 1,028 | 1,058 |
| | 1,409 | 1,548 |
| Income tax in the consolidated profit and loss account | 1,411 | 1,549 |
| Share of income tax of non-controlled subsidiaries | 12 | 7 |

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current year's assessable profits or have sustained tax losses for the year ended 31 December 2006. Taxation for overseas subsidiaries is charged at the appropriate rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% (2005: 17.5%).

## 6. DIVIDEND

The Board has recommended to pay a final dividend of HK$0.28 per share. The Company proposes that a scrip dividend option will be offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 26 June 2007 to shareholders whose names appear on the Register of Members of the Company as at the close of business on 17 April 2007. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

## 7. EARNINGS PER SHARE

The calculation of basic earnings per share is based on the profit for the year attributable to equity shareholders of HK$7,759 million (2005: HK$8,450 million) and the weighted average number of ordinary shares of 5,510,345,238 in issue during the year (2005: 5,430,594,654).

The calculation of diluted earnings per share is based on the profit for the year attributable to equity shareholders of HK$7,759 million (2005: HK$8,450 million) and the weighted average number of ordinary shares of 5,516,115,460 in issue during the year (2005: 5,436,752,536) after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes.

Both basic and diluted earnings per share would have been HK$1.08 (2005: HK$1.13) if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax.

# 8. SEGMENTAL INFORMATION

| HK$ Million | Turnover Year ended 31 December 2006 | 2005 | Contribution to profit Year ended 31 December 2006 | 2005 |
|---|---|---|---|---|
| Railway operations | **6,523** | 6,282 | **979** | 760 |
| Station commercial and other businesses | **1,606** | 1,555 | **1,081** | 1,071 |
| | **8,129** | 7,837 | **2,060** | 1,831 |
| Property ownership and management | **1,412** | 1,316 | **1,096** | 1,074 |
| | **9,541** | 9,153 | **3,156** | 2,905 |
| Property developments | | | **5,817** | 6,145 |
| | | | **8,973** | 9,050 |
| Unallocated corporate expenses | | | **(2,027)** | (1,847) |
| Change in fair value of investment properties | | | **2,178** | 2,800 |
| Share of profits less losses of non-controlled subsidiaries and associates | | | **45** | 9 |
| Income tax | | | **(1,411)** | (1,549) |
| | | | **7,758** | 8,463 |

Station commercial and other businesses comprise mainly letting of advertising and retail space within the railway premises, bandwidth services on the railway telecommunication system, international consultancy services and, commencing from 18 September 2006, cable car operations and related businesses.

As substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods, no geographical analysis is provided.

## 9. LOAN TO A PROPERTY DEVELOPER

| HK$ Million | As at 31 December 2006 Nominal amount | Carrying amount | As at 31 December 2005 Nominal amount | Carrying amount |
|---|---|---|---|---|
| Interest-free loan to a property developer | **4,000** | **3,355** | — | — |

The loan was provided to the developer of Package Two, Tseung Kwan O Area 86 property development project under the terms of the development agreement. The loan is interest-free and guaranteed by the developer's ultimate holding company and is repayable on completion of the respective phases of the project.

The difference between the nominal and carrying amount of the loan at inception, amounting to HK$768 million, has been capitalised as property development in progress.

## 10. DEBTORS AND CREDITORS

A The Group's debtors, deposits and payments in advance amounted to HK$1,894 million (2005: HK$3,095 million), out of which HK$825 million (2005: HK$2,042 million) relates to property development including HK$478 million (2005: HK$46 million) receivable from certain stakeholding funds awaiting finalisation of the respective development accounts, and HK$608 million (2005: HK$604 million) receivable from rentals, advertising and telecommunication activities with due dates ranging from 7 to 50 days, swap interest receivable from debt portfolio management activities due in accordance with the respective terms of the agreements, and amounts receivable from consultancy services income due within 30 days. As of 31 December 2006, HK$276 million (2005: HK$185 million) were overdue out of which HK$174 million (2005: HK$78 million) were overdue by more than 30 days.

B Creditors, accrued charges and provisions amounted to HK$3,639 million (2005: HK$3,415 million), majority of which relate to capital project payments to be settled upon certification of work in progress, as well as swap interest payable under the terms of respective swap agreements for debt portfolio management purposes. The Group has no significant balances of trade creditors resulting from its provision of transportation and related services. As at 31 December 2006, HK$645 million (2005: HK$591 million) were amounts either due within 30 days or on demand.

## 11. PURCHASE, SALE OR REDEMPTION OF OWN SECURITIES

During the year ended 31 December 2006, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of its listed securities.

## 12. CHARGE ON GROUP ASSETS

None of the Group's assets was charged or subject to any encumbrance as at 31 December 2006.

## 13. ANNUAL GENERAL MEETING

It is proposed that the Annual General Meeting of the Company will be held on 7 June 2007. For details of the Annual General Meeting, please refer to the Notice of Annual General Meeting which is expected to be published on or about 26 April 2007.

## 14. CORPORATE GOVERNANCE

The Company has complied throughout the year ended 31 December 2006 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association.

Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. In July 2006, he was re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

Mr. Chow Chung-kong was appointed as the Chief Executive Officer of the Company with effect from 1 December 2003 for a term of three years. He was also appointed as a Member of the Board on the same date. His contract as the Chief Executive Officer of the Company was renewed for a further term of three years with effect from 1 December 2006.

## 15. PUBLICATION OF THE RESULTS ANNOUNCEMENT AND ANNUAL REPORT

This results announcement is published on the Company's website at www.mtr.com.hk and the website of the Stock Exchange. The Annual Report will also be available at the Company's and the Stock Exchange's website in late April 2007 and will be despatched to shareholders of the Company in late April 2007.

## KEY STATISTICS

| | Year ended 31 December | |
|---|---|---|
| | **2006** | 2005 |
| Total passenger boardings | | |
| — MTR Lines (in millions) | **866.8** | 858.0 |
| — Airport Express (in thousands) | **9,576** | 8,493 |
| Average number of passengers (in thousands) | | |
| — MTR Lines (weekday) | **2,523** | 2,497 |
| — Airport Express (daily) | **26.2** | 23.3 |
| Operating profit from railway and related businesses before depreciation as a percentage of turnover | **54.5%** | 55.7% |

## MANAGEMENT REVIEW AND OUTLOOK

I am pleased to report that steady progress from all our recurring businesses enabled MTR Corporation to post good financial results in 2006. For the year, the Company increased revenue by 4.2% to HK$9,541 million, and operating profit before property development profit and depreciation by 2.0% to HK$5,201 million. Net profit attributable to shareholders, excluding revaluation of investment properties, decreased marginally by 2.9% to HK$5,962 million. The slight decrease in underlying profit was due to the very strong property development profit recognised in 2005, the magnitude of which was not repeated in 2006. Including investment property revaluation, net profit attributable to equity shareholders was HK$7,759 million. Corresponding earnings per share were HK$1.08 before investment property revaluation and HK$1.41 after such revaluation. The Board, after considering the cash requirements of the proposed rail merger with Kowloon-Canton Railway Corporation (KCRC), has recommended a final dividend of HK$0.28, which when combined with the interim dividend of HK$0.14, brings the full year dividend to HK$0.42.

In April 2006, the Company signed a Memorandum of Understanding (the MOU) with the Government of the Hong Kong SAR (Government) with regard to the proposed rail merger with KCRC. The year also saw our growth strategy taking root with the signing of the Concession Agreement for the Beijing Metro Line 4 (BJL4) project after approval from the Central Government.

## Operational Review

*Hong Kong Railway Operations*

For the year, total patronage on the MTR Lines and Airport Express increased by 1.1% to 876 million.

Patronage on the MTR Lines increased by 1.0% to 867 million. Our overall market share of the total franchised public transport market was maintained at 25%. Cross-harbour market share was also broadly unchanged at 61%. Patronage on the Airport Express increased by 12.8% to 9.6 million, mainly due to the opening of the AsiaWorld-Expo (AWE) Station in December 2005. Airport Express' estimated market share of passengers travelling to and from the airport increased from 22% in 2005 to 23%.

Competition in the public transport sector remained intense and after a strong first quarter of patronage growth, the effect of the Football World Cup, when many people stayed at home, led to softened demand in the second quarter. However, in the second half of the year patronage growth on the MTR Lines resumed. The full year increase in patronage benefited from a full year contribution from the Disneyland Resort Line (DRL), which entered service in August 2005, and from the AWE Station, which opened in December 2005. The reduction in certain bus fares as a result of the introduction of their new fare adjustment mechanism during the year had little impact on our businesses, as such reduction applies mainly to travellers from outlying areas not directly served by our network.

Average fare revenue per passenger on MTR Lines increased from HK$6.67 in 2005 to HK$6.82, due to the full-year effect of both changes in certain promotion programmes and the opening of DRL operations.

Despite rising costs, our rail operations achieved improved financial results. Hong Kong's economic growth has fed into wage pressure, which we were able to offset through increased efficiency.

As in previous years, patronage was underpinned by MTR's high performance standard and service quality. Our customer service performance continued to surpass both the Government's minimum requirement under the Operating Agreement, and our own more stringent Customer Service Pledges. During the year, MTR passenger journeys on time and train service delivery were both at 99.9%, while Service Quality Index, based on customer satisfaction surveys, for the MTR Lines and Airport Express registered 71 and 81 respectively on a 100-point scale. We also maintained our leading position in the 12-member Community of Metros (CoMET) benchmarking report in areas of customer service, service reliability and cost efficiency.

We continued to invest not only in expansion of the network, but in service quality and efficiency to meet the ever changing expectations of the travelling public. The programme to retrofit platform screen doors at all 74 platforms of our underground stations was completed in the first half of 2006, and three new pedestrian links were added to improve access at Choi Hung, Kwai Fong and Tiu Keng Leng stations. We commissioned three new trains on the Tung Chung Line to increase train frequency and replaced the motor alternator sets on 78 trains on MTR Lines with the state-of-the-art static inverters. We also launched a major project to install noise barriers on sections of the Tung Chung Line to minimise the noise impact to nearby residents from the increased train frequency, and a new rail replacement programme to progressively upgrade the rail infrastructure on the Kwun Tong and Tsuen Wan lines designed to improve ride quality and service reliability.

Our efforts to market the rail network again achieved results. A "Ride 10 Redeem Hello Kitty Stamps" promotion not only generated additional patronage but also contributed to income as the stamps became a collectible item. Innovation was again to the fore, as we launched our first game, the Happy Index Promotion, and two TV projects, a tailor-made game show and sponsorship of a situation comedy, which successfully reinforced perceptions of our customer service.

On Airport Express, the increasingly popular Airport Express "Ride to Rewards" loyalty programme was enhanced with the additional option of award points from Dragonair VISA card. We also made efforts to expand the reach of the programme by offering it to shareholders. To attract more local leisure travellers, fare promotions including discounts on return journeys and free rides for children using Child Octopus card were offered during festive seasons. Overseas passengers, meanwhile, were offered fare discounts on tourist products through a partnership with the Hong Kong Tourism Board and the UnionPay Discover Hong Kong Club. An advertising campaign was launched to increase awareness of the newly opened AWE Station.

The Company's marketing, branding and passenger awareness efforts achieved considerable external recognition during the year. We won the "Top Ten Most Popular TV Commercials Award" and "Most Impressive TV Commercial" in the 12th Annual Most Popular TV Commercial competition held by ATV. The Company took the "Prime Awards for Brand Excellence 2006 — Transport Services" award given by Prime Magazine, and the "Hong Kong Brands — Classic" award jointly presented by East Week and Sing Tao Publishing. In addition, MTR Corporation's print campaign on train boarding safety was named one of Hong Kong's Top Ten Print Advertisements in the "Metro Global Print Awards 2006" organised by Metropolis Daily.

MTR was ranked as the best value for money and best customer service provider amongst all public transport services in Hong Kong, based on the "Public Transportation Study" conducted in June by an independent research agency.

*Station Commercial and Other Businesses*

Our station commercial and other businesses again saw solid growth during the year as we continue to leverage our rail assets and expertise resulting in revenue increasing 3.3% to HK$1,606 million. In 2005 there was a one-off income from termination of a telecommunication agreement; excluding this one-off item and another similar, albeit much smaller one-off item in 2006, revenue from our station commercial and other businesses would have increased by 8.0% from last year.

In advertising, revenue grew 4.7% to HK$534 million as we continued to set the pace in outdoor advertising in Hong Kong through an expanded plasma network and innovation in formats, which included "Real-Time Projection Zone" and a new advertising train — the "Spectacular Mobile Showcase". Airport Express meanwhile saw the introduction of a new multimedia system that offers more flexibility to advertisers.

Station kiosk rental grew 13.7% to HK$391 million. Station commercial space totaled 16,867 square metres at year end with the completion of 11 additional stations under the station renovation programme. This brings to 38 stations having been renovated in this programme since 2001. We also added 32 new shops and 15 new brands to our station commercial business.

Telecommunications revenue declined by 22.5% to HK$259 million, due to the one-off items mentioned earlier. Excluding the one-offs, such revenue would have decreased marginally by 3.2% due to the continued erosion of 2G mobile telephone revenue by less profitable 3G usage. TraxComm however, continued to expand its optical fibre business and at year-end their optical fibre network covered 40 locations.

2006 saw an encouraging start to operations for Ngong Ping 360, which is owned by the Company and operated by Skyrail-ITM (Hong Kong) Ltd (Skyrail). Since its opening in September, the cable car and associated themed village have proven very popular, generating revenue of HK$64 million as at end of 2006. This new tourist attraction has now received over 1 million local and overseas visitors to date. Despite some teething problems, it has operated, by international standard of

cableway systems, at a high level of reliability. The Company has worked closely with Skyrail to seek continuous improvement so as to make Ngong Ping 360 a "must see" tourist attraction in Hong Kong.

In external consultancy, in line with our strategy to focus on key cities that could lead to investment opportunities, revenue declined 5.7% to HK$199 million. In the Mainland of China, we successfully concluded a number of contracts, progressed our project management consultancy work on Shanghai Metro Line 9 and signed major new contracts in Beijing and Chengdu. In Hong Kong, the project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier saw good progress. In Taiwan, the Company was awarded a three year contract with the Kaohsiung Rapid Transit Corporation and a two year contract with the Taiwan High Speed Rail Company. We also secured consultancy assignments in Dubai and the UK.

Octopus Holdings Limited, in which we hold a 57.4% stake, increased its contribution to the Company's profit by 70% to HK$68 million, with cards in circulation rising to 14.7 million while average daily transactions increased by 13.3% to HK$73.3 million.

*Hong Kong Extension Projects*

In Hong Kong, we continue to pursue new railway extension projects with a view to maintaining our growth in the local market.

We completed the preliminary design study on the West Island Line in 2006 and submitted a project proposal to the Government's Environment, Transport and Works Bureau. Negotiations with Government on the implementation plan and funding support have continued throughout the year. The project continues to enjoy strong community support.

Our proposal for the South Island Line (East) remains with Government for consideration.

Works to improve the connectivity to our stations continue. The new departure platform connecting the Airport Express with SkyPlaza, which houses the second terminal of the Hong Kong International Airport, was opened in February 2007. The Queensway Subway linking Admiralty Station with Three Pacific Place was also opened in February 2007. Elsewhere, work is expected to begin on a new pedestrian subway at Lai Chi Kok Station in the first quarter of 2007, while other new pedestrian links are under consideration at Prince Edward, Causeway Bay, Tsim Sha Tsui, Kwai Hing, Kowloon Bay, Choi Hung, Sheung Wan and Olympic stations.

*Property Businesses*

The Hong Kong property market was steady in 2006 benefiting our property development business.

Profit for the year from property developments was HK$5,817 million. During 2006, profit recognised from Airport Railway projects included mainly deferred income recognition, in line with construction progress, at Harbour Green (Olympic Package Three), Coastal Skyline and Caribbean Coast (respectively, Tung Chung Packages Two and Three) and fit out works at Elements, together with sharing in kind on receipt of an additional gross floor area of 7,609 square metres of this shopping centre. Along the Tseung Kwan O Line, development profit came primarily from surplus proceeds from Central Heights (Area 57a), Metro Town (Tiu Keng Leng) Phase 1 and The Grandiose (Area 55b).

With residential property prices stabilising, sales and pre-sales during the year saw steady progress both along the Airport Railway including flats at Harbour Green and La Rossa in Coastal Skyline, as well as, at Le Point, The Grandiose and Central Heights over in Tseung Kwan O.

The year also saw property tender activity, with the award in January of the tender of Package Two of Tseung Kwan O Area 86 to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. For this package, MTR Corporation extended a HK$4 billion interest free loan to the developer in return for an increased sharing in kind of the development.

In January 2007, tenders were invited for Area 56 of Tseung Kwan O with the award in February 2007 to Lansmart Ltd, a subsidiary of Sun Hung Kai Properties Ltd. The proposed development will be a mixed-use project comprising hotel, office, residential, commercial and car parking accommodations with a total gross floor area of not more than 168,537 square metres.

Total revenue from property investment and property management increased by 7.3% to HK$1,412 million.

Revenue from property investment increased by 6.8% to HK$1,263 million as shopping centre rental rates moved higher, and the portfolio remained fully let except for small areas of Luk Yeung Galleria that were repossessed for renovation work. MTR Corporation's total investment property portfolio as at end of 2006 was 174,916 square metres, being the total lettable floor area attributable to the Company.

One new shopping centre was added to the MTR Corporation's portfolio, taking the total to six, with an aggregate lettable floor area of 119,619 square metres attributable to the Company. The Edge, 70% owned by the Company, with a lettable floor area of 7,683 square metres opened at Tseung Kwan O Station in November. Later in 2007 the portfolio will be joined by Phase 1 of Elements, our upscale mall with gross floor area of 82,750 square metres at Kowloon Station. This development is scheduled for opening by the end of 2007 and about 90% of the retail space has already been committed to date. In addition, our wholly owned wet market in Tung Chung as well as the 51% owned Choi Hung Park n' Ride Carpark opened during the year.

We continued to enhance the retail environment of our shopping centres through renovations and well planned marketing campaigns. In 2006, the major renovation programme at Telford Plaza I was completed in December and the Heng Fa Chuen wet market re-opened in August, following renovation works. Competition in this sector is expected to intensify in the coming years as many new shopping centres are expected to open.

Revenue from property management recorded strong growth of 12.0% to HK$149 million. Our property management business added 4,518 residential units to the portfolio, bringing the total number of residential units managed by the Company to 58,876 at year end. In addition, 16,546 square metres of commercial properties were added, bringing to 582,073 square metres the total area of commercial and office space under MTR Corporation's property management.

In the Mainland of China, following extensive re-decoration and re-positioning, the Ginza Mall which is a shopping centre with a lettable floor area of 19,349 square metres situated in the Dong Cheng district of Beijing, was opened in January 2007 with close to 90% of its shops let. Three new property management contracts for luxury office/commercial developments in Beijing's central business district were signed during the year with SOHO China Ltd.

## Merger

One of the most significant events for the Company in 2006 was the signing in April of the MOU with the Hong Kong SAR Government, setting out the terms for the proposed rail merger with KCRC, together with the acquisition of a property package.

The signing of the MOU marked a milestone for railway development in Hong Kong. The merger package carefully balances the interest of our stakeholders and, if completed, would be value accretive to the Company. For the travelling public, the merger will bring immediate reduced fares and better integration of the two rail networks.

The merger requires the passage of a Rail Merger Bill as well as approval by our independent shareholders. The Rail Merger Bill was submitted to the Legislative Council (LegCo) of Hong Kong SAR by the Government on the 5th of July 2006 and is currently under deliberation. Should LegCo approve the bill, the proposal will become effective only after obtaining approval from independent shareholders.

While the approval processes are being progressed, various integration committees and working groups at all levels of the two rail companies have been working strenuously as one team to ensure that a high level of integration is achieved on Day One of the merger, so that the travelling public will benefit from immediate fare reductions.

## Overseas Growth

Expansion into overseas markets is part of our growth strategy. As noted before, our strategy overseas is to pursue metro investment opportunities in the Mainland of China, while pursuing "asset light" railway operating franchises in Europe.

*Mainland of China*

In the Mainland of China, the most significant event of 2006 was the signing in April of the Concession Agreement for the RMB15.3 billion BJL4 project with the Beijing Municipal Government, which marked our overseas growth strategy taking root. Approximately RMB4.6 billion, or 30% of the total cost, is being borne by a Public-Private Partnership (PPP) company which is 49% owned by MTR Corporation, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group. The balance of the capital cost will be funded by the Beijing Municipal Government. Under the Concession Agreement, the PPP company will invest in the electrical and mechanical railway systems and the rolling stock, and operate the line for 30 years. With the business licence now granted and the Concession Agreement, Lease Agreement and Financing Agreement all signed, work has moved on rapidly. Contracts for the rolling stock, signalling and automatic fare collection systems have already been awarded, and 23 of the 24 stations are now under construction. Construction is expected to be completed by 2009.

In Shenzhen, we await final approval from the National Development and Reform Commission on the RMB6 billion Shenzhen Metro Line 4 project which incorporates the "Rail and Property" model. This follows our signing in 2004 of the Agreement in Principle and initialling in 2005 of the Concession Agreement with the Shenzhen Municipal Government to build Phase 2 of the line and to operate Phases 1 and 2 for 30 years. Related utilities diversion and land resumption have begun. Initial preparatory work is near completion and civil work is ready to begin.

While making progress on these projects, we have been pursuing other similar projects in key cities such as Shenzhen, Beijing, Hangzhou, Wuhan and Suzhou.

*Europe*

In January 2007, our joint bid with Laing Rail for the London Rail Concession (LRC) entered the final stages of the selection process as one of two remaining bids and we expect the result by mid 2007. The LRC currently serves 60 stations over 60 route miles in the Greater London region, and carries approximately 23 million passengers per year. In February 2007, in joint venture with a Swedish railway company (SJ), we also submitted a bid for the Öresundståg concessions in Sweden and Denmark.

## Financial Review

The Company continued to achieve good financial performance in 2006. Fare revenue for the MTR Lines increased by 3.3% from 2005 to HK$5,911 million while that for Airport Express increased by 9.1% to HK$612 million. Non-fare revenue from station commercial and other businesses as well as property rental and management activities grew by 5.1% to HK$3,018 million. Excluding the one-off income from telecommunication, the increase in non-fare related revenue would have been 7.7%. As a result, total revenue in 2006 was HK$9,541 million, an increase of 4.2% from 2005.

Operating costs in 2006 amounted to HK$4,340 million, an increase of 7.1% from 2005, mainly attributable to an increase in expenses relating to non-fare business activities in line with their business growth, as well as project studies and new business development in the Mainland of China and Europe. Operating profit from railway and related businesses before depreciation in 2006 therefore increased by 2.0% from 2005 to HK$5,201 million while operating margin declined from 55.7% to 54.5%.

Profit from property development amounted to HK$5,817 million, mainly comprising surplus proceeds from developments along the Tseung Kwan O Line and deferred income recognition and the receipt of an additional gross floor area of 7,609 square metres of the Elements. This was a reduction of 5.3% from property development profit recognised in 2005 of HK$6,145 million. Depreciation charge was maintained at similar level to 2005, at HK$2,674 million while net interest expense increased by 2.7% to HK$1,398 million mainly due to increase in interest rates. Excluding investment property revaluation, net profit after tax from underlying businesses was HK$5,962 million, or HK$1.08 per share, a slight decrease of 2.9% and 4.4% respectively from 2005. After accounting for the revaluation of investment properties, reported earnings attributable to the shareholders of MTR Corporation for 2006 were HK$7,759 million with earnings per share of HK$1.41.

The Company's cash flow position remained strong during the year with net cash inflow of HK$5,400 million generated from recurring businesses and HK$4,400 million of cash receipts from property developers and purchasers. After payments for capital expenditure, interest expenses, changes in working capital and dividend payments, the Company recorded positive cash flow of HK$3,866 million for the year, before a one-off interest-free loan of HK$4,000 million provided to a property developer. After such one-off loan advance, there was a cash deficit of HK$134 million which was financed by increase in debt of HK$94 million and drawdown of cash balances of HK$40 million.

The Financial Secretary Incorporated ("FSI") has committed, for dividends declared relating to financial years up to 31 December 2006, to receive all or part of its entitlement to such dividends in the form of shares (where a scrip dividend is offered by the Company) to the extent necessary to

ensure that a maximum of 50% of the Company's total dividend will be paid in cash. FSI has agreed to extend this commitment to dividends declared in respect of each of the three financial years ending 31 December 2009.

## People

We have continued our effort in retaining and developing high calibre individuals to align with the development of our growth strategy.

The pay-for-performance culture was reinforced through an effective reward mechanism, more attractive remuneration packages and career progression for young professional talents. At the same time, we continued to stress the importance of achieving a work/life balance through education on this topic and provision of a 24-hour hotline counselling service for staff and their families.

We have always regarded people as our most valuable asset. The dedication and professionalism of our staff have always been the foundation of MTR Corporation's success. The proposed rail merger with KCRC represents a significant step for the Company. It is of critical importance that we keep our people informed of the process and to consult them on matters that may impact on their future.

Tremendous effort was put into communicating with staff about the proposed merger, beginning with some 60 communication sessions held in April. Since then, staff has been kept abreast of progress through various channels, including a video and letters from myself and my colleagues, small group briefings, merger hotline and email. In addition, a special merger newsletter has been published jointly by MTR Corporation and KCRC. We have also worked hard during the year to align human resource functions, work cultures and practices between the two companies.

Training initiatives in 2006 included those focusing on safety and customer service, and were delivered through many channels, including e-learning. Company apprentices gained Outstanding Apprentices/Trainees Awards from the Vocational Training Council, while trainers successfully acquired China's National Enterprise Trainer Qualification.

During the year, we have undertaken three major initiatives to develop management talents in order to meet future requirements of the Company. These initiatives are designed for capable staff with high potential at various levels in the organisation. They are selected through a rigorous process, and are offered individualised programmes which include academic or professional training, cross functional placements and planned career movements. The People Development Initiative provides opportunities to executives and senior managers. The Executive Associate Scheme is designed to develop young managers with high potential. The Graduate Trainee Scheme expands its activities to top university graduates in the Mainland of China and overseas, in addition to Hong Kong.

During the year we established a designated HR team to specifically support our colleagues working overseas as part of our overseas growth strategy. A "Stay-in-touch Employee Care & Communication Programme" was launched to enhance communication with our staff working outside Hong Kong.

## Outlook

Barring any major external shocks, we hold a positive view on economic conditions in Hong Kong in 2007.

Our rail business should benefit from the expected economic growth. However, this growth may slow down in 2007 as a result of continued intense competition and no fare increases for 24 months from April 2006 as part of the merger MOU. Our station commercial and other businesses will also benefit from the positive economic condition as well as the full year impact of Ngong Ping 360. However, the telecommunications business will continue to face challenges with the migration of 2G users to 3G, which carries less attractive commercial returns to the Company.

In our property businesses, the property investment and management businesses will benefit from the opening of Ginza Mall in Beijing, the expected opening of the Elements shopping centre in Kowloon Station towards the end of 2007, and the full year impact of The Edge. However, it should be noted that new shopping centres generally achieve lower margins than established centres in their initial years of operations. Renovation work will be undertaken at the Luk Yeung Galleria in 2007.

Property developments along both the Airport Railway and Tseung Kwan O Line should continue to contribute to profit in 2007. Along the Airport Railway, deferred income will be recognised in accordance with construction progress and pre-sales. Given current market conditions, we expect the balance of property deferred income to be recognised over the next two years with a large portion of such balance being recognised in 2007. Also along the Airport Railway, depending on pre-sales, there will be surplus proceeds recognised from Harbour Green at Olympic Station. Along the Tseung Kwan O Line, depending on the timing of issuance of Occupation Permit, surplus proceeds will be booked from Le Point at Tiu Keng Leng Station. As I noted last year, in accordance with the Development Agreement and our accounting policy, costs relating to Le Point have already been accounted for when we booked profit from Metro Town (Tiu Keng Leng) Phase 1 in 2006.

Finally, I would like to take the opportunity to thank my fellow directors and all of our staff for their support during the year. They are the heroes of MTR.

By Order of the Board
**C K Chow**
*Chief Executive Officer*

Hong Kong, 13 March 2007

*The financial information relating to the financial year ended 31 December 2006 set out above does not constitute the Group's statutory consolidated accounts for the year ended 31 December 2006, but is derived and represents an extract from those consolidated accounts. Statutory consolidated accounts for the year ended 31 December 2006, which contain an unqualified auditor's report, will be delivered to the Registrar of Companies.*

*Certain statements contained in this Press Announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Annual Report on Form 20-F for the year ended 31 December 2005 filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with the SEC.*

## CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company will be closed from 10 April 2007 to 17 April 2007 (both dates inclusive). In order to qualify for the final dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong for registration not later than 4:30 p.m. on 4 April 2007. It is expected that the final dividend will be paid on or about 26 June 2007.

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

Please also refer to the published version of this announcement in South China Morning Post dated 14 March 2007.

地鐵公司
MTR Corporation

**(地鐵有限公司)**

(the "**Company**")

*(Incorporated in Hong Kong with limited liability)*

(Stock code: 66)

RECEIVED
2007 JUN 19 A 8:54

# Change of Alternate Director

The Company is pleased to announce that Mr. Leung Cheuk-man has been appointed as an Alternate Director to Mr. Frederick Ma Si-hang, Secretary for Financial Services and the Treasury, non-executive Director of the Company, with effect from 19 April 2007. Mr. Leung has taken over the post of Deputy Secretary for Financial Services and the Treasury (Treasury)2 ("FS&T(Treasury)") from Mr. Martin McKenzie Glass with effect from the same date.

Mr. Leung (aged 41) has not entered into any contract of service with the Company and nor is Mr. Leung appointed for a specific term. He does not receive any emoluments from the Company.

Mr. Leung was not a director of any company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") during the past three years. Mr. Leung has served in various bureaux and departments of the Government of Hong Kong Special Administrative Region (the "Government") since 1987. Before joining Financial Services and the Treasury Bureau, he was the Deputy Director-General of Trade and Industry. He is a graduate of the Chinese University of Hong Kong and holds a Stanford University Master of Science degree in Management.

Mr. Leung is not related to any Directors, senior management or substantial or controlling shareholders of the Company except that he holds the post of Deputy Secretary for FS&T(Treasury), and The Financial Secretary Incorporated which holds shares in the Company in trust for the Government, is a controlling shareholder of the Company. As at the date of this announcement, Mr. Leung was not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO") as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

In respect of Mr. Leung's appointment, there is no other information which is discloseable nor is/was he involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange, and there is no other matter relating to his appointment which needs to be brought to the attention of the shareholders of the Company.

The Company hereby also announces that Mr. Martin McKenzie Glass ceased to be an Alternate Director to Mr. Frederick Ma Si-hang with effect from 19 April 2007. There is no matter relating to his ceasing to be an Alternate Director of the Company that needs to be brought to the

attention of the Company's shareholders. He also ceased to hold the post of Deputy Secretary for FS&T(Treasury) with effect from the same date.

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 19 April 2007

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung (*Chairman*)**, Chow Chung-kong (*Chief Executive Officer*), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 20 April 2007.

地鐵公司
MTR Corporation

# (地鐵有限公司)

*(Incorporated in Hong Kong with limited liability)*
(Stock code: 66)

RECEIVED

## NOTICE OF ANNUAL GENERAL MEETING

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of MTR Corporation Limited (地鐵有限公司) (the "**Company**") will be held at Universal Plaza (6/F), Hongkong International Trade & Exhibition Centre, 1 Trademart Drive, Kowloon Bay, Hong Kong on Thursday, 7th June, 2007 at 11:30 a.m. for the purpose of transacting the following business:

### ORDINARY BUSINESS

(1) To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2006.

(2) To declare a final dividend for the year ended 31st December, 2006.

(3) To re-elect retiring members of the Board of Directors.

(4) To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

### SPECIAL BUSINESS

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5) "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally APPROVED;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the members of the Executive Directorate and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Rules of the Company's Pre-Global Offering Share Option Scheme and also the Rules of the Company's New Joiners Share Option Scheme; or

(iii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time,

shall not exceed the aggregate of:

(a) ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 5 :

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c) the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard

to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(6) "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally APPROVED;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 6 :

(i) "Relevant Period" means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c) the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(7) "**THAT**, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in subparagraph (b) of paragraph (B) of Resolution 5, be and is hereby APPROVED AND AUTHORISED."

(8) "**THAT**, conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and of any permission to deal in any ordinary shares in the Company to be issued upon the exercise of options to be granted under the Rules of the 2007 Share Option Scheme (the "**2007 Share Option Scheme**"), the Rules of the 2007 Share Option Scheme are hereby APPROVED and ADOPTED and that the Company is hereby authorised to grant options thereunder to subscribe for ordinary shares in the share capital of the Company and to allot, issue, distribute and deal with ordinary shares in the share capital of the Company pursuant to the exercise of options granted under the Rules of the 2007 Share Option Scheme and to take all such steps as may be necessary or desirable to implement the 2007 Share Option Scheme."

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 26th April, 2007

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*

** *non-executive Directors*

*Registered Office:* MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

*Notes:*

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy must be delivered to the Company's registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806 – 1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company's registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. **Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.**

3. The register of members of the Company was closed from Tuesday, 10th April, 2007 to Tuesday, 17th April, 2007 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712 - 1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 4th April, 2007.

4. The Board of Directors has recommended a final dividend for the year ended 31st December, 2006 (the "**Final Dividend**") of HK$0.28 per share and, if such dividend is declared by the shareholders by passing Resolution 2, it is expected to be paid on or about 26th June, 2007, to those shareholders whose names appeared on the Company's register of members on 17th April, 2007. In addition, a circular is being sent on or about 26th April, 2007 to shareholders whose names appeared on the register of members on 17th April, 2007 setting out the terms of the scrip dividend scheme in respect of the Final Dividend pursuant to which the Board of Directors proposes to offer shareholders whose names appeared on the register of members on 17th April, 2007 (except shareholders with registered addresses in the United States of America or any of its territories or possessions), subject to the Final Dividend being declared by the shareholders by passing Resolution 2, the right to choose to receive new shares in the Company instead of cash in respect of some or all of their Final Dividend.

5. In relation to Resolution 3, three Directors will retire from office at the meeting and will offer themselves for re-election. Chow Chung-kong, David Gordon Eldon and Christine Fang Meng-sang will retire from office by rotation at the meeting pursuant to Articles 87 and 88 of the Articles of Association, and will offer themselves for re-election.

6. In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the "**Listing Rules**") is set out in the Appendix to the document containing this notice.

7. By Resolutions 5 and 7, approval is being sought from shareholders, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to ten per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7. The members of the Board of Directors wish to state, however, that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is proposed to be offered; (ii) the Rules of the Company's New Joiners Share Option Scheme; or (iii) the Rules of the Company's Pre-Global Offering Share Option Scheme.

8. In relation to Resolution 8, a summary of the Rules of the 2007 Share Option Scheme (as required by the Listing Rules) is set out in Appendix II to the document containing this notice.

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in South China Morning Post dated 26th April, 2007.

地鐵公司
MTR Corporation

# (地鐵有限公司)

(the "**Company**")

*(Incorporated in Hong Kong with limited liability)*

(Stock code: 66)

RECEIVED

2007 JUN 19 A 9:54

## Change of Alternate Director

The Company is pleased to announce that Ms. Lee Lai-yee has been appointed to the post of Deputy Secretary for the Environment, Transport and Works ("ET&W") (Transport) and will, therefore, by virtue of her appointment, become an Alternate Director to the Secretary for ET&W (Dr. Sarah Liao Sau-tung) with effect from 2 May 2007.

The Secretary for ET&W is a non-executive Director of the Company appointed by the Chief Executive (the "Chief Executive") of the Hong Kong Special Administrative Region (the "HKSAR") pursuant to the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) (the "MTR Ordinance") and has appointed the Deputy Secretary for ET&W as one of its Alternate Directors.

Ms. Lee (aged 49) has not entered into any contract of service with the Company and nor is Ms. Lee appointed for a specific term. She does not receive any emoluments from the Company. Pursuant to the Articles of Association of the Company, Directors appointed by the Chief Executive pursuant to the MTR Ordinance are not required to retire by rotation at the annual general meetings of the Company.

Ms. Lee was not a director of any company listed on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") during the past three years. Ms. Lee has served in various bureaux and departments of the Government of HKSAR (the "Government") since 1985. She is a graduate of the University of Hong Kong and holds a Bachelor of Social Science degree.

Ms. Lee is not related to any Directors, senior management or substantial or controlling shareholders of the Company except that she holds the post of Deputy Secretary for ET&W (Transport), and The Financial Secretary Incorporated which holds shares in the Company in trust for the Government, is a controlling shareholder of the Company. As at the date of this announcement, Ms. Lee was not interested in any shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance ("SFO") as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

In respect of Ms. Lee's appointment, there is no other information which is discloseable nor is/was she involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on the Stock Exchange, and there is no other matter relating to her appointment which needs to be brought to the attention of the shareholders of the Company.

The Company hereby also announces that as Ms. Annie Choi Suk-han ceased to hold the post of Deputy Secretary for ET&W (Transport), she also ceased to be an Alternate Director to the Secretary for ET&W. There is no matter relating to her ceasing to be an Alternate Director of the Company that needs to be brought to the attention of the Company's shareholders.

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 26 April 2007

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung (*Chairman*)**, Chow Chung-kong (*Chief Executive Officer*), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 27 April, 2007.

地鐵公司
MTR Corporation

*The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.*

# MTR CORPORATION LIMITED
# (地鐵有限公司)

(the "**Company**")

*(Incorporated in Hong Kong with limited liability)*

(Stock code: 66)

## RAIL MERGER
## UPDATE ON DISCUSSIONS

The Company notes from media reports earlier today that the Secretary for the Environment, Transport and Works has informed the Bills Committee about two points arising from the ongoing negotiations between the Company and Government on the proposed definitive transaction documents for the Rail Merger. The Company wishes to state its position in relation to these media reports.

During the course of the legislative process relating to the Rail Merger, the Company has indicated to Government that it would be prepared to consider including in the proposed definitive transaction documents provisions to address the following:

1. **Fare Adjustment Mechanism**
   That, as part of the Fare Adjustment Mechanism, the Company would be able to adjust individual fares within a range of ±5 percentage points from the overall fare adjustment rate, subject to overall compliance of its fare basket with the Fare Adjustment Mechanism.

2. **Arrangements on Fares**
   To extend the period during which the Company would not increase the fares to which the Fare Adjustment Mechanism would apply, to the earlier of: (i) 30th June, 2009; and (ii) the date on which merger negotiations between the parties are terminated (if at all).

On 17th May, 2007, the Secretary for the Environment, Transport and Works stated to the Bills Committee that the Government would be prepared to agree to the matters described above.

The Company confirms that, following this Announcement, negotiations between the Company and Government will continue in relation to the proposed definitive transaction documents. The Company continues to believe that if the Rail Merger is implemented on acceptable terms, it would be beneficial to shareholders.

The Rail Merger is subject to the enactment by LegCo of the Merger Ordinance and related subsidiary legislation. The Bill for the Merger Ordinance is currently being discussed by the Bills Committee. The Rail Merger is also subject to the approval of independent shareholders of the Company at an extraordinary general meeting of the Company. The Company will make (a) further announcement(s) at the appropriate time(s). **There is no assurance that the Rail Merger will be implemented.**

**Investors should exercise caution in their dealings in the securities of the Company.**

## A. UPDATE ON DISCUSSIONS REGARDING THE RAIL MERGER

The Company notes from media reports earlier today that the Secretary for the Environment, Transport and Works has informed the Bills Committee about two points arising from the ongoing negotiations between the Company and Government on the proposed definitive transaction documents for the Rail Merger. The Company wishes to state its position in relation to these media reports.

Further to the Company's Announcement dated 11th April, 2006 regarding the signing of the Confidential Memorandum of Understanding with the Secretary for the Environment, Transport and Works and the Secretary for Financial Services and the Treasury for and on behalf of Government in relation to the Rail Merger, the Company has continued negotiations with Government and KCRC in relation to the proposed definitive transaction documents for the Rail Merger.

### 1. Fare Adjustment Mechanism

As discussed in the Company's Announcement dated 11th April, 2006, the Confidential Memorandum of Understanding provided that a "direct drive" fare adjustment formula (the "**Fare Adjustment Mechanism**", or "**FAM**") should be adopted. The FAM would provide that any adjustment to fares should be linked to changes in the Government Composite Consumer Prices Index and changes in the Nominal Wage Index (Transport Sector) published by the Census & Statistics Department of Government, and, starting from the sixth year following the date on which the Rail Merger is implemented, taking into account a productivity factor. The Company would be able to adjust individual fares, within specified bands of rates of adjustment, subject to overall compliance of its fare basket with the FAM.

During the course of the legislative process relating to the Rail Merger, the Company has indicated to Government that it would be prepared to consider including in the proposed definitive transaction documents a provision which enables the Company to adjust individual fares within a range of ±5 percentage points from the overall fare adjustment rate, subject to overall compliance of its fare basket with the FAM.

### 2. Arrangements on Fares

As discussed in the Company's Announcement dated 11th April, 2006 the Confidential Memorandum of Understanding provided that, for the period commencing on the date of the CMoU and ending on the earlier of: (a) the date that is 24 months after the date of the CMoU; and (b) the date on which merger negotiations between the parties are terminated, the Company shall not increase the fares to which the FAM will or would apply.

During the course of the legislative process relating to the Rail Merger, the Company has indicated to Government that it would be prepared to consider including in the proposed definitive transaction documents a provision which extends the period during which the Company would not increase the fares to which the proposed FAM would apply, to the earlier of: (i) 30th June, 2009; and (ii) the date on which merger negotiations between the parties are terminated (if at all).

On 17th May, 2007, the Secretary for the Environment, Transport and Works stated to the Bills Committee that the Government would be prepared to agree to the matters which were indicated to the Government by the Company, as described above.

## B. GENERAL

The Company confirms that, following this Announcement, negotiations between the Company and Government will continue in relation to the proposed definitive transaction documents for the Rail Merger.

The Company continues to believe that if the Rail Merger is implemented on acceptable terms, it would be beneficial to its shareholders. In accordance with the Listing Rules, the independent board committee established by the Company (consisting only of independent non-executive directors) will advise shareholders as to whether the terms of the Rail Merger are fair and reasonable and whether the Rail Merger is in the interests of the Company and its shareholders as a whole and to advise shareholders how to vote, taking into account the recommendations of the independent financial adviser, which will be appointed by the Company in due course.

In addition, the Rail Merger is subject to the enactment by LegCo of the Merger Ordinance and related subsidiary legislation. The Bill for the Merger Ordinance is currently being discussed by the Bills Committee. In addition, the Rail Merger is subject to the approval of independent shareholders of the Company at an extraordinary general meeting of the Company. The Company will make (a) further announcement(s) at the appropriate time(s). **There is no assurance that the Rail Merger will be implemented nor that, if implemented, it will address the matters summarised above. The share price of the Company may be subject to fluctuations in the interim. Investors should exercise caution in their dealings in the securities of the Company.**

For the avoidance of doubt, this Announcement is not an announcement of a proposed or possible offer for the shares in the Company within the meaning of the Code on Takeovers and Mergers.

## C. DEFINITIONS

| | |
|---|---|
| "Bills Committee" | means the Bills Committee of LegCo which is considering the Rail Merger Bill; |
| "Confidential Memorandum of Understanding" or "CMoU" | means the confidential memorandum of understanding entered into on 11th April, 2006 in relation to the Rail Merger; |
| "Government" | means the Government of the Hong Kong Special Administrative Region; |
| "Hong Kong" | means the Hong Kong Special Administrative Region of the People's Republic of China; |

| | |
|---|---|
| "KCRC" | means the Kowloon-Canton Railway Corporation; |
| "LegCo" | means the Legislative Council of Hong Kong; |
| "Listing Rules" | means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "Merger Ordinance" | means the Ordinance for the implementation of the Rail Merger; |
| "MTRC" or the "Company" | means MTR Corporation Limited, a company incorporated in Hong Kong under the Companies Ordinance (Chapter 32 of the laws of Hong Kong) with company number 714016, whose registered office is at MTR Tower, Telford Plaza, 33 Wai Yip Street, Kowloon Bay, Kowloon; and |
| "Rail Merger" | means the proposed merger of the operations of the Company and KCRC together with the acquisition by the Company from KCRC of a property package. |

By Order of the Board
**Leonard Bryan Turk**
*Company Secretary*

Hong Kong, 17th May, 2007

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung (*Chairman*)**, Chow Chung-kong (*Chief Executive Officer*), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive directors*
** *non-executive directors*

*This Announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in South China Morning Post dated 18 May, 2007.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED
# (地鐵有限公司)

(the "**Company**")

*(Incorporated in Hong Kong with limited liability)*

(Stock code: 66)

## ANNUAL GENERAL MEETING HELD ON 7TH JUNE, 2007
## POLL RESULTS

At the Annual General Meeting of the Company held on 7th June, 2007, a poll was demanded by the Chairman for voting on all proposed resolutions. The Company is pleased to announce the results of the poll, which are as follows:

| | Ordinary Resolutions | Number of Votes (%) | |
|---|---|---|---|
| | | For | Against |
| 1. | To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2006. | 4,494,015,399 (99.9962%) | 168,693 (0.0038%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 2. | To declare a final dividend for the year ended 31st December, 2006. | 4,532,927,899 (99.9970%) | 137,872 (0.0030%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3.(a) | To re-elect Chow Chung-kong as a member of the Board of Directors of the Company. | 4,532,917,172 (99.9973%) | 121,336 (0.0027%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3.(b) | To re-elect David Gordon Eldon as a member of the Board of Directors of the Company. | 4,532,895,059 (99.9971%) | 133,181 (0.0029%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 3.(c) | To re-elect Christine Fang Meng-sang as a member of the Board of Directors of the Company. | 4,532,822,895 (99.9958%) | 191,501 (0.0042%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 4. | To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration. | 4,532,542,276 (99.9895%) | 477,697 (0.0105%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |

| | | | |
|---|---|---|---|
| 5. | To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted). * | 4,329,555,277 (95.5016%) | 203,934,208 (4.4984%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 6. | To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution. * | 4,533,335,003 (99.9949%) | 230,122 (0.0051%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 7. | Conditional on the passing of Resolutions 5 and 6, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under Resolution 5 in respect of the aggregate nominal amount of share capital in the Company purchased by the Company. * | 4,332,421,039 (95.5702%) | 200,814,871 (4.4298%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |
| 8. | To adopt the 2007 Share Option Scheme of the Company and to authorise the Company to grant options thereunder, and to allot, issue or otherwise deal with shares in the share capital of the Company pursuant to the exercise of options granted thereunder. * | 4,333,288,514 (95.5893%) | 199,945,889 (4.4107%) |
| | As more than 50% of the votes were cast in favour of the resolution, the resolution was duly passed as an ordinary resolution. | | |

* *The full text of the Resolution is set out in the Notice of the Annual General Meeting.*

*Notes:*

(1) Total number of shares entitling the holder to attend and vote for or against all the resolutions at the Annual General Meeting: 5,549,221,451 shares.

(2) Total number of shares entitling the holder to attend and vote only against any of the resolutions at the Annual General Meeting: Nil.

(3) Computershare Hong Kong Investor Services Limited, the Company's share registrar, acted as the scrutineer.

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 7th June, 2007

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

*This announcement is made in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

Please also refer to the published version of this announcement in The Standard dated 8 June, 2007.

地鐵公司
MTR Corporation

(b)

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**(地 鐵 有 限 公 司)**

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

RECEIVED

**SITE AB OF TSEUNG KWAN O TOWN LOT NO. 70, AREA 86,**
**TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES**

**DISCLOSEABLE TRANSACTION AND**
**CONNECTED TRANSACTION**

# CONTENTS

*In this circular, the following expressions have the following meanings unless the context otherwise requires:*

| | |
|---|---|
| "associate(s)" | has the meaning ascribed to it under the Listing Rules; |
| "Board" | means the board of Directors of the Company, the members of which are set out on page 2 in this circular; |
| "Company" | MTR Corporation Limited, a company incorporated in Hong Kong with limited liability and having its registered office at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong; |
| "Conditions of Grant" | means the particulars and conditions for the grant of an agreement for lease by private treaty of Tseung Kwan O Town Lot No. 70 between the Government and the Company dated 16th May, 2002 as varied or modified by a modification letter dated 19th April, 2005; |
| "Directors" | means members of the Board; |
| "Executive Directorate" | means the executive directorate of the Company, the members of which are set out on page 3 in this circular; |
| "Government" | means the Government of the Hong Kong Special Administrative Region of the People's Republic of China; |
| "Latest Practicable Date" | means 27th January, 2006, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained in this circular; |
| "Listing Rules" | means the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited; |
| "Model Code" | means the Model Code for Securities Transactions by Directors of Listed Issuers set out in the Listing Rules; |
| "Modification Letter" | means the further modification letter to be entered into between the Company and the Government in relation to the Conditions of Grant; |
| "SFO" | means the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong); |
| "Shares" | means the HK$1.00 ordinary shares of the Company; |
| "Site AB" | means Site AB of Tseung Kwan O Town Lot No. 70, Area 86, Tseung Kwan O, Sai Kung, New Territories; |
| "Stock Exchange" | means The Stock Exchange of Hong Kong Limited; and |
| "Waiver" | means the waiver granted by the Stock Exchange to the Company from the requirements under Chapter 14A of the Listing Rules (subject to certain conditions) which, for the avoidance of doubt, and as discussed in the announcement of the Company dated 24th October 2005, has been updated by the Stock Exchange to reflect the adjustments relating to Octopus Cards Limited discussed in that announcement, such that the Waiver which previously related to Octopus Cards Limited now also relates to (i) transactions between the Company and Octopus Holdings Limited, Octopus Cards Limited and their respective subsidiaries and (ii) transactions between Kowloon-Canton Railway Corporation and Octopus Holdings Limited, Octopus Cards Limited and their respective subsidiaries. |

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**(地鐵有限公司)**

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

*Members of the Board:*
Dr. Raymond Ch'ien Kuo-fung *(Chairman)***
Chow Chung-kong *(Chief Executive Officer)*
Professor Cheung Yau-kai*
David Gordon Eldon*
Christine Fang Meng-sang*
Edward Ho Sing-tin*
Lo Chung-hing*
T. Brian Stevenson*
Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)**
Commissioner for Transport (Alan Wong Chi-kong)**

* *independent non-executive Directors*
** *non-executive Directors*

*Registered Office:*
MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong

8th February, 2006

To: the Shareholders of the Company

Dear Sir or Madam,

**SITE AB OF TSEUNG KWAN O TOWN LOT NO. 70, AREA 86, TSEUNG KWAN O, SAI KUNG, NEW TERRITORIES**

**DISCLOSEABLE TRANSACTION AND CONNECTED TRANSACTION**

## INTRODUCTION

In an announcement dated 18th January, 2006, the Directors announced that on 18th January, 2006, the Company accepted an offer from the Government to allow the Company to proceed with the proposed development on Site AB subject to (a) the Company's acceptance of Government's assessment of premium for Site AB and of the terms of the Modification Letter, and (b) ancillary terms and conditions. Under the terms of Government's offer, a binding contract between the parties arises when Government receives the Company's acceptance. The Company delivered the acceptance to Government on 18th January, 2006. The Modification Letter is to be executed within three calendar months from that date. The Modification Letter contains details relating to the arrangements for the implementation of the proposed development on Tseung Kwan O Town Lot No. 70. It is proposed that the original Site A and Site B of Tseung Kwan O Town Lot No. 70 will be amalgamated into one site to be renamed Site AB. The Modification Letter fixes the boundary of Site AB, defers the expiry dates of the building covenant periods, revises the requirements relating to the Government accommodation, requires the Company to make payments in respect of noise mitigation measures and sets out the development parameters. The entire site area of Tseung Kwan O Town Lot No. 70 is approximately 326,751 square metres and this has not been altered since the Conditions of Grant and will not be altered by the Modification Letter. A new Tseung Kwan O South station will be situated within the Tseung Kwan O Town Lot No. 70. The total gross floor area of the development on Site AB will be not less than 185,818 square metres and not more than 309,696 square metres. Site AB will include residential accommodation, a kindergarten and parking spaces. The Company is required to pay to the Government the premium for Site AB, which was assessed by the Valuation Section of the Lands Department of the Government to be HK$8,061,470,000, by reference to the full market value of Site AB, ignoring the presence of the railway. The value of Site AB, by reference to the premium assessed, was HK$8,061,470,000 as at 18th January, 2006. The Company is required to pay the premium for Site AB in one lump sum within 3 calendar months from 18th January, 2006. Having considered the present working capital requirements of the Company (including cash inflows and outflows), the Directors believe that there will be no material adverse impact on the cash flow and gearing ratio of the Company.

## REASONS FOR ACCEPTING GOVERNMENT'S OFFER AND EXECUTING THE RELEVANT DOCUMENTATION

The Company has accepted Government's offer and has executed relevant documentation and proposes to execute the Modification Letter in order to be allowed to proceed with the proposed development on Site AB. On the basis that the assessed premium for Site AB is considered to be in line with current market values, and having regard to all of the terms and conditions of the Government's offer, the Directors (including the independent non-executive Directors) believe that the terms of Government's offer and the relevant documentation (including the Modification Letter) are fair and reasonable and in the interests of the shareholders of the Company as a whole.

## DISCLOSEABLE TRANSACTION

Based on the amount of premium payable by the Company for Site AB, the transaction is a discloseable transaction under Chapter 14 of the Listing Rules.

## CONNECTED TRANSACTION

As the Government is a controlling shareholder of the Company and therefore a connected person of the Company, the transaction is also a connected transaction for the Company under Rule 14A.13 of the Listing Rules. As disclosed in the announcement of the Company dated 13th January, 2005, the Stock Exchange has granted the Waiver to the Company from the requirements under Chapter 14A of the Listing Rules which would otherwise apply to connected transactions between the Company and the Government involving land and land interests subject to certain conditions. Under the Waiver, the Company is required to make an announcement of the transaction in accordance with Rule 14A.47 of the Listing Rules and to disclose details of the transaction in its next annual report in accordance with Rule 14A.45 of the Listing Rules. The Company is also required under the Waiver to make the transaction subject to the approval of the Board of Directors, with the Directors appointed by the Government under section 8 of the Mass Transit Railway Ordinance (Cap. 556) and any Director who holds a position in the Government being required to abstain from voting. Accordingly, Mr. Frederick Ma Si-hang (represented by his alternate director, Mr. Martin McKenzie Glass), the Secretary for the Environment, Transport and Works and the Commissioner for Transport disclosed their interest in the transaction at the meeting of the Board of Directors on 10th January, 2006 and they each abstained from voting on the relevant Board resolutions.

Details of the transaction will be disclosed in the next annual report of the Company in accordance with Rule 14A.45 of the Listing Rules.

## PRINCIPAL ACTIVITIES OF THE COMPANY

The principal activities of the Company and its subsidiaries are (a) the operation of a mass transit railway system, (b) property development at locations relating to the railway system, (c) related commercial activities, (d) the construction and operation of the Tung Chung Cable Car Project and related tourist development, (e) the planning and construction of future extensions to the railway system and other related infrastructure projects, (f) consultancy services, (g) the operation of a smart card system by Octopus Cards Limited, and (h) equity investments and long term operation and maintenance contracts outside of Hong Kong.

## ADDITIONAL INFORMATION

Your attention is drawn to the general information set out in the Appendix to this circular.

Yours faithfully
By Order of the Board
**Leonard Bryan Turk**
*Secretary*

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors and the members of the Executive Directorate collectively and individually accept full responsibility for the accuracy of the information contained in the circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, there are no other facts not contained in this circular, the omission of which would make any statement herein misleading.

## 2. DISCLOSURE OF INTERESTS

### (a) Interests of Members of the Board and Members of the Executive Directorate

As at the Latest Practicable Date, the interests and short positions of each member of the Board and the Executive Directorate in the Shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she is taken or deemed to have under such provisions of the SFO) or as recorded in the register required to be kept under section 352 of the SFO or as notified to the Company and the Stock Exchange pursuant to the Model Code are as follows:

*Long Positions in Shares and Underlying Shares of the Company*

| | Number of Shares held | | | Derivatives Share Options | Derivatives Other | | |
|---|---|---|---|---|---|---|---|
| Member of the Board or Executive Directorate | Personal* interests | Family† interests | Corporate interests | Personal* interests | Personal* interests | Total interests | Percentage of aggregate interests to total issued share capital |
| Chow Chung-kong | - | - | - | - | 700,000 (Note 1) | 700,000 | 0.01277 |
| T. Brian Stevenson | 4,585 | - | - | - | - | 4,585 | 0.00008 |
| Christine Fang Meng-sang | 1,675 | - | - | - | - | 1,675 | 0.00003 |
| Russell John Black | 52,778 | - | - | - | - | 52,778 | 0.00096 |
| William Chan Fu-keung | 46,233 | - | - | 317,500 (Note 2) | - | 363,733 | 0.00663 |
| Thomas Ho Hang-kwong | 52,696 | 2,524 | - | 321,000 (Note 2) | - | 376,220 | 0.00686 |
| Lincoln Leong Kwok-kuen | 23,000 | - | 23,000 (Note 3) | 1,043,000 (Note 4) | - | 1,089,000 | 0.01986 |
| Francois Lung Ka-kui | - | - | - | 1,066,000 (Note 4) | - | 1,066,000 | 0.01945 |

Notes:

1. Chow Chung-kong has a derivative interest in respect of 700,000 Shares within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive an equivalent value in cash of 700,000 Shares on completion of his three-year contract (on 30th November 2006).

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for Shares granted under the Pre-Global Offering Share Option Scheme.

3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4. Further details of the above share options are set out in the table below showing details of the options to subscribe for Shares granted under the New Joiners Share Option Scheme.

* Interests as beneficial owner
† Interests of spouse or child under 18 as beneficial owner

*Options to subscribe for Shares granted under the Pre-Global Offering Share Option Scheme*

| Member of Executive Directorate | Date granted | No. of options granted | Period during which rights exercisable (day/ month/year) | Options outstanding as at 1st January, 2006 | Options vested during the period 1st January, 2006 to 27th January, 2006 | Options lapsed during the period | Options exercised during the period 1st January, 2006 to 27th January, 2006 | Price per share paid on exercise of options (HK$) | Options outstanding as at 27th January, 2006 | Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$) |
|---|---|---|---|---|---|---|---|---|---|---|
| William Chan Fu-keung | 20/9/2000 | 1,066,000 | 5/4/2001-11/9/2010 | 317,500 | - | - | - | - | 317,500 | - |
| Thomas Ho Hang-kwong | 20/9/2000 | 1,066,000 | 5/4/2001-11/9/2010 | 321,000 | - | - | - | - | 321,000 | - |

Notes:

1. The exercise price of the share options is HK$8.44 per share.
2. None of the share options was cancelled during the period.
3. All of the above share options were vested on 5th October 2003. The proportion of underlying shares in respect of which the share options have vested is as follows:

| Date | Proportion of underlying shares in respect of which an option is vested |
|---|---|
| Before 5th October 2001 | none |
| 5th October 2001 to 4th October 2002 | one-third |
| 5th October 2002 to 4th October 2003 | two-thirds |
| After 4th October 2003 | all |

*Options to subscribe for Shares granted under the New Joiners Share Option Scheme*

| Member of Executive Directorate | Date granted | No. of options granted | Period during which rights exercisable (day/ month/year) | Options outstanding as at 1st January, 2006 | Options vested during the period 1st January, 2006 to 27th January, 2006 | Options exercised during the period 1st January, 2006 to 27th January, 2006 | Price per share paid on exercise of options (HK$) | Options outstanding as at 27th January, 2006 | Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$) |
|---|---|---|---|---|---|---|---|---|---|
| Lincoln Leong Kwok-kuen | 1/8/2003 | 1,066,000 | 14/7/2004-14/7/2013 | 1,043,000 | - | - | - | 1,043,000 | - |
| Francois Lung Ka-kui | 27/9/2005 | 1,066,000 | 26/9/2006-26/9/2015 | 1,066,000 | - | - | - | 1,066,000 | - |

Notes:

1. The exercise price of Lincoln Leong Kwok-kuen's share options is HK$9.75 per share.
2. The exercise price of Francois Lung Ka-kui's share options is HK$15.75 per share.
3. None of the share options was cancelled during the period.
4. The proportion of underlying shares in respect of which the above share options will vest is as follows:

| Date | Proportion of underlying shares in respect of which an option is vested |
|---|---|
| Before the first anniversary of the date of offer of the option (the "Offer Anniversary") | none |
| From the first Offer Anniversary to the date immediately before the second Offer Anniversary | one-third |
| From the second Offer Anniversary to the date immediately before the third Offer Anniversary | two-thirds |
| From the third Offer Anniversary and thereafter | all |

Save as disclosed above, as at the Latest Practicable Date, none of the members of the Board or Executive Directorate had any interests or short positions in the Shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests and short positions which he/she is taken or deemed to have under such provisions of the SFO), or recorded in the register required to be kept under section 352 of the SFO, or notified to the Company and the Stock Exchange pursuant to the Model Code.

**(b) Substantial shareholders of the Company**

Set out below is the name of the party which was interested in 5 per cent. or more of the nominal value of the share capital of the Company and the respective relevant numbers of Shares in which it was interested as at the Latest Practicable Date as recorded in the register kept by the Company under section 336 of the SFO:

| Name | No. of Shares | Percentage of Shares to total issued share capital |
|---|---|---|
| The Financial Secretary Incorporated (in trust on behalf of the Government) | 4,195,703,166 | 76.5353 |

The Company has been informed by the Governemnt that, as at the Latest Practicable Date, approximately 1.53% of the Shares were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the Laws of Hong Kong) under the control of the Financial Secretary.

## 3. LITIGATION

Since 1997, the Company (or Mass Transit Railway Corporation before June 2000) has lodged a total of 168 notices of objections against the Government rent assessments on development land made by the Commissioner of Rating and Valuation and has filed 149 appeals with the Lands Tribunal which are still pending in respect of the Government rent assessments for 49 property development sites at a total of HK$345 million, payment of HK$325 million of which has been held over by orders of the Commissioner. In July 2005, the Company applied for judicial review to quash the decision of the Commissioner made in April 2005 to withdraw all hold over orders for these Government rent assessments. The decision of the Commissioner has been stayed pending a substantive hearing, which is currently scheduled to commence in June 2006.

In addition, the Company has lodged 66 objections against the rates and Government rent assessments made by the Commissioner of Rating and Valuation and has filed 63 appeals with the Lands Tribunal which are still pending in respect of the operational system and advertising and commercial telecommunications tenements at a total of HK$150 million for Government rent and HK$490 million for rates.

Other than the above and as at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation or claim of material importance and, so far as the Directors and the members of the Executive Directorate were aware, no litigation or claim of material importance was pending or threatened against the Company or any of its subsidiaries.

## 4. SERVICE CONTRACTS

There are no existing or proposed service contracts between (i) any of the Directors or any member of the Executive Directorate and (ii) the Company or any of its subsidiaries, other than contracts expiring or determinable by the employer within one year without payment of compensation (other than statutory compensation).

## 5. COMPETING INTEREST

In so far as the Directors and the members of the Executive Directorate are aware, none of the Directors, the members of the Executive Directorate or any of their respective associates have any interest in a business which competes or is likely to compete with the business of the Company.

## 6. GENERAL

(a) The Secretary of the Company is Leonard Bryan Turk and the qualified accountant of the Company appointed pursuant to Rule 3.24 of the Listing Rules is Lincoln Leong Kwok-kuen.

(b) The registered office of the Company is at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

(c) The share registrars of the Company are Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) The English text of this circular shall prevail over the Chinese text.

**此乃要件　請即處理**

閣下如對本通函或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**（地鐵有限公司）**

（於香港成立之有限公司）

（股份代號：66）

## 新界西貢將軍澳86區將軍澳市地段70號地盤AB

## 須予披露的交易及關連交易

# 目　錄

頁次

*在本通函中，除非文意另有所指，否則下列詞語具有以下含義：*

| | |
|---|---|
| 「聯繫人」 | 具有《上市規則》所指的含義； |
| 「董事局」 | 指本公司董事局，其成員名單見本通函第二頁； |
| 「本公司」 | 地鐵有限公司，一間在香港成立的有限公司，其註冊辦事處位於香港九龍灣德福廣場地鐵大廈； |
| 「批地條件」 | 指政府與本公司於二零零二年五月十六日就以私人協約方式批租將軍澳市地段70號訂立的租契協議的批約細節及條件，該等細節及條件經日期為二零零五年四月十九日的修訂書更改或修訂； |
| 「董事」 | 指董事局成員； |
| 「執行總監會」 | 指本公司的執行總監會，其成員名單見本通函第三頁； |
| 「政府」 | 指中華人民共和國香港特別行政區政府； |
| 「最後實際可行日期」 | 指二零零六年一月二十七日，即在本通函付印前確定其中所載的某些資料的最後實際可行日期； |
| 「《上市規則》」 | 指《香港聯合交易所有限公司證券上市規則》； |
| 「《標準守則》」 | 指《上市規則》中列明的《上市公司董事進行證券交易的標準守則》； |
| 「修訂書」 | 指本公司與政府將會就批地條件簽訂的進一步的修訂書； |
| 「《證券及期貨條例》」 | 指《證券及期貨條例》(香港法例第571章)； |
| 「股份」 | 指本公司每股面值為1.00港元的普通股； |
| 「地盤AB」 | 指新界西貢將軍澳86區將軍澳市地段70號地盤AB； |
| 「聯交所」 | 指香港聯合交易所有限公司；及 |
| 「豁免」 | 指聯交所批准本公司(在符合某些條件的前提下)豁免遵守《上市規則》第14A章的規定；為避免產生疑問，及如本公司在二零零五年十月二十四日的公告中所述，聯交所已對該豁免作出更新修訂，以反映該公告中所述的與八達通卡有限公司有關的調整，因此先前與八達通卡有限公司有關的豁免現在亦適用於(i)本公司與八達通控股有限公司、八達通卡有限公司及其各自的附屬公司之間的交易及(ii)九廣鐵路公司與八達通控股有限公司、八達通卡有限公司及其各自的附屬公司之間的交易。 |

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

# （地鐵有限公司）

（於香港成立之有限公司）

（股份代號：66）

*董事局成員：*
錢果豐博士 *(主席)* **
周松崗 *(行政總裁)*
張佑啟教授*
艾爾敦*
方敏生*
何承天*
盧重興*
施文信*
馬時亨（財經事務及庫務局局長）**
環境運輸及工務局局長（廖秀冬博士）**
運輸署署長（黃志光）**

*註冊辦事處：*
香港
九龍灣
德福廣場
地鐵大廈

* *獨立非執行董事*
** *非執行董事*

敬啟者：

## 新界西貢將軍澳86區將軍澳市地段70號地盤AB

## 須予披露的交易及關連交易

### 緒言

在日期為二零零六年一月十八日的公告中，董事公佈於二零零六年一月十八日，本公司接受了政府提出在符合下列條件的前提下准許本公司在地盤AB進行建議發展項目的要約：(a)本公司接受政府就地盤AB評定的地價及修訂書條款；及(b)附帶條款及條件。根據政府的要約條款，當政府接到本公司的接受表示時，雙方之間即產生有約束力的合約。本公司於二零零六年一月十八日向政府遞交了接受表示。修訂書須於該日期後三個公曆月內簽署。修訂書載有關於實行將軍澳市地段70號建議發展項目的安排細節。根據現時的建議，將軍澳市地段70號原有的地盤A和地盤B將合併為一個地盤並改稱為地盤AB。修訂書訂定了地盤AB的界限、延遲了建築契諾期屆滿日期、修改了與政府房舍有關的規定、要求本公司付款作為減低噪音措施的費用及列明了發展範疇。將軍澳市地段70號整個地盤面積約為326,751平方米，此面積自批地條件訂定以來未有被更改，亦將不會被修訂書更改。一個新的將軍澳南站將位於將軍澳市地段70號之內。地盤AB發展項目的總樓面面積將不少於185,818平方米及不超過309,696平方米，其中將包含住用房舍、一所幼稚園及一些車位。本公司須向政府支付由政府地政總署估價組就地盤AB評定的地價8,061,470,000港元，此地價乃參照地盤AB的十足市值及在不考慮鐵路存在的情況下評定。參照政府評定的地價，地盤AB於二零零六年一月十八日的價值為8,061,470,000港元。本公司須於二零零六年一月十八日後三個公曆月內一次性支付地盤AB的地價。經考慮本公司目前的營運資本需要（包括現金流入量及流出量），董事相信本公司的現金流量及資本負債比率將不會受到重大不利影響。

**接受政府的要約及簽署有關文件的理由**

本公司接受了政府的要約及簽署了有關文件，並擬簽署修訂書，以獲准在地盤AB進行建議發展項目。基於政府就地盤AB評定的地價被視為與現時的市值一致，並且在考慮了政府的要約的所有條款及條件之後，董事(包括獨立非執行董事)相信政府的要約及有關文件(包括修訂書)的條款為公平合理及符合本公司股東的整體利益。

**須予披露的交易**

基於本公司須就地盤AB支付的地價金額，根據《上市規則》第14章，這是一項須予披露的交易。

**關連交易**

由於政府為本公司的控股股東並因此為本公司的關連人士，根據《上市規則》第14A.13條，這項交易也是本公司的關連交易。正如本公司在二零零五年一月十三日的公告中所披露，聯交所已向本公司授予豁免，在符合某些條件的前提下，豁免遵守《上市規則》第14A章中本應適用於本公司與政府之間涉及土地和土地權益的關連交易的規定。根據豁免，本公司須按照《上市規則》第14A.47條就這項交易作出公告，並且按照《上市規則》第14A.45條在其下一份年度報告中披露這項交易的詳情。本公司亦須根據豁免就這項交易事先取得董事局批准，而且由政府根據地下鐵路條例(香港法例第556章)第8條委任的董事及在政府任職的任何董事須放棄投票。因此，馬時亨先生(由其替任董事郭立誠先生代表)、環境運輸及工務局局長及運輸署署長在二零零六年一月十日舉行的董事局會議上披露了其在這項交易中的權益並各自放棄了就有關的董事局決議案投票。

本公司將會按照《上市規則》第14A.45條在本公司的下一份年度報告中披露這項交易的詳情。

**本公司的主要活動**

本公司及其附屬公司的主要活動為(a)集體運輸鐵路系統的營運、(b)配合鐵路系統而發展的物業項目、(c)相關的商業活動、(d)建造及經營東涌吊車項目及相關的旅遊發展項目、(e)策劃及興建未來的鐵路系統支線及其他相關的基建項目、(f)顧問服務、(g)透過八達通卡有限公司營運八達通智能卡系統及(h)香港境外的股本投資及長期營運及維修合約。

**其他資料**

請注意本通函附錄所載的一般資料。

此致

本公司各位股東

承董事局命
*公司秘書*
**杜禮**
謹啟

二零零六年二月八日

*董事局成員*：錢果豐博士(*主席*)**、周松崗(*行政總裁*)、張佑啟教授*、艾爾敦*、方敏生*、何承天*、盧重興*、施文信*、馬時亨(財經事務及庫務局局長)**、環境運輸及工務局局長(廖秀冬博士)**及運輸署署長(黄志光)**

*執行總監會成員*：周松崗、柏立恒、陳富強、何恆光、梁國權、龍家駒、麥國琛及杜禮

* *獨立非執行董事*

** *非執行董事*

1. 責任聲明

本通函的資料乃遵照《上市規則》而刊載，旨在提供有關本公司的資料。各董事及執行總監會成員願就本通函所載資料的準確性共同及個別地承擔全部責任，並於作出一切合理查詢後，確認就其所知及所信，本通函並無遺漏其他事實，足以令致本通函所載任何陳述產生誤導。

2. 權益披露

(a) 董事局成員及執行總監會成員的權益

於最後實際可行日期，本公司董事局及執行總監會各成員於本公司及其相聯法團(定義見《證券及期貨條例》第XV部)的股份、相關股份及債券中擁有須按《證券及期貨條例》第XV部第7及第8分部知會本公司及聯交所(包括根據《證券及期貨條例》有關條文被當作或視為擁有的權益及淡倉)；或根據《證券及期貨條例》第352條須予備存的登記冊所記錄；或依據《標準守則》已知會本公司及聯交所的權益及淡倉如下：

*本公司股份及相關股份的好倉*

| | | | | 衍生工具 | | | |
|---|---|---|---|---|---|---|---|
| | 持有股份數目 | | | 認股權 | 其他 | | |
| 董事局或執行總監會成員 | 個人權益* | 家族權益† | 公司權益 | 個人權益* | 個人權益* | 權益合計 | 權益總額佔已發行股本總額百分比 |
| 周松崗 | – | – | – | – | 700,000 (附註1) | 700,000 | 0.01277 |
| 施文信 | 4,585 | – | – | – | – | 4,585 | 0.00008 |
| 方敏生 | 1,675 | – | – | – | – | 1,675 | 0.00003 |
| 柏立恒 | 52,778 | – | – | – | – | 52,778 | 0.00096 |
| 陳富強 | 46,233 | – | – | 317,500 (附註2) | – | 363,733 | 0.00663 |
| 何恆光 | 52,696 | 2,524 | – | 321,000 (附註2) | – | 376,220 | 0.00686 |
| 梁國權 | 23,000 | – | 23,000 (附註3) | 1,043,000 (附註4) | – | 1,089,000 | 0.01986 |
| 龍家駒 | – | – | – | 1,066,000 (附註4) | – | 1,066,000 | 0.01945 |

附註：

1. 周松崗擁有與700,000股股份相關的《證券及期貨條例》第XV部所指的衍生權益。該衍生權益代表周先生於其三年合約期滿時(即二零零六年十一月三十日)可收取相對於700,000股股份的等值現金的權利。

2. 有關上述認股權的詳情載於下列有關根據全球發售前認股權計劃授出而可認購股份的認股權的詳細列表中。

3. 該23,000股股份乃由梁國權全資實益擁有的私人有限公司Linsan Investment Ltd.持有。

4. 有關上述認股權的詳情載於下列有關根據新入職僱員認股權計劃授出而可認購股份的認股權的詳細列表中。

* 實益擁有人之權益

† 配偶或未滿18歲的子女作為實益擁有人之權益

*根據全球發售前認股權計劃授出而可認購股份的認股權*

| 執行總監會成員 | 授出日期 | 授予的認股權數目 | 認股權可予行使之期間(日/月/年) | 於2006年1月1日未經行使的認股權數目 | 從2006年1月1日至2006年1月27日期間成為可行使的認股權數目 | 在有關期間失效的認股權數目 | 在2006年1月1日至2006年1月27日期間已行使的認股權數目 | 行使認股權時已支付之每股價格(港元) | 於2006年1月27日未經行使的認股權數目 | 緊接行使認股權當日前之每股加權平均收市價(港元) |
|---|---|---|---|---|---|---|---|---|---|---|
| 陳富強 | 20/9/2000 | 1,066,000 | 5/4/2001–11/9/2010 | 317,500 | – | – | – | – | 317,500 | – |
| 何恆光 | 20/9/2000 | 1,066,000 | 5/4/2001–11/9/2010 | 321,000 | – | – | – | – | 321,000 | – |

附註：

1. 有關認股權的行使價為每股8.44港元。
2. 在有關期間內概無認股權被註消。
3. 上述所有認股權於二零零三年十月五日已成為可全數行使的認股權。該等認股權已成為可行使之部份所涉及的相關股份比例如下：

| 日期 | 認股權成為可行使部份所涉及的相關股份比例 |
|---|---|
| 二零零一年十月五日之前 | 無 |
| 二零零一年十月五日至二零零二年十月四日 | 三分之一 |
| 二零零二年十月五日至二零零三年十月四日 | 三分之二 |
| 二零零三年十月四日之後 | 全部 |

*根據新入職僱員認股權計劃授出而可認購股份的認股權*

| 執行總監會成員 | 授出日期 | 授予的認股權數目 | 認股權可予行使之期間(日/月/年) | 於2006年1月1日未經行使的認股權數目 | 從2006年1月1日至2006年1月27日期間成為可行使的認股權數目 | 在2006年1月1日至2006年1月27日期間已行使的認股權數目 | 行使認股權時已支付之每股價格(港元) | 於2006年1月27日未經行使的認股權數目 | 緊接行使認股權當日前之每股加權平均收市價(港元) |
|---|---|---|---|---|---|---|---|---|---|
| 梁國權 | 1/8/2003 | 1,066,000 | 14/7/2004-14/7/2013 | 1,043,000 | – | – | – | 1,043,000 | – |
| 龍家駒 | 27/9/2005 | 1,066,000 | 26/9/2006-26/9/2015 | 1,066,000 | – | – | – | 1,066,000 | – |

附註：

1. 梁國權的認股權的行使價為每股9.75港元。
2. 龍家駒的認股權的行使價為每股15.75港元。
3. 在有關期間內概無認股權被註消。
4. 上述認股權將成為可行使之部份所涉及的相關股份比例如下：

| 日期 | 認股權成為可行使部份所涉及的相關股份比例 |
|---|---|
| 授出認股權日期一週年(「授出週年」)之前 | 無 |
| 由第一授出週年起至緊接第二授出週年當日之前一日止 | 三分之一 |
| 由第二授出週年起至緊接第三授出週年當日之前一日止 | 三分之二 |
| 由第三授出週年起及其後 | 全部 |

除上文所披露以外，於最後實際可行日期，董事局及執行總監會各成員概無擁有本公司及其相聯法團（定義見《證券及期貨條例》第XV部）的股份、相關股份及債券須按《證券及期貨條例》第XV部第7及第8分部要求通知本公司及聯交所（包括根據《證券及期貨條例》有關條文被當作或視為擁有的權益及淡倉）；或按《證券及期貨條例》第352條須予備存的登記冊所記錄，或依據《標準守則》已知會本公司及聯交所之權益或淡倉。

(b) 本公司的主要股東

按本公司根據《證券及期貨條例》第336條的規定而備存的登記冊所載，於最後實際可行日期擁有本公司股本面值百分之五或以上權益者的名稱及有關股份數目列示如下：

| 名稱 | 股份數目 | 股份佔已發行股本總額百分比 |
|---|---|---|
| 財政司司長法團<br>（代表政府之受託人） | 4,195,703,166 | 76.5353 |

本公司已獲政府知會，於最後實際可行日期，約1.53%的股份乃為外匯基金持有。外匯基金是根據《外匯基金條例》（香港法例第66章）成立的基金，由財政司司長控制。

3. 訴訟

自一九九七年起，本公司（或二零零零年六月之前的地下鐵路公司）就由差餉物業估價署署長作出的關於發展用地的地租評估總共提交了168份反對通知書，並且就涉及49個物業發展地盤總數達345,000,000港元的地租評估向土地審裁處提出了149宗上訴；該等上訴仍未了結，其中325,000,000港元按差餉物業估價署署長的命令獲准緩繳。差餉物業估價署署長於二零零五年四月作出撤回與這些地租評估有關的所有緩繳命令的決定。於二零零五年七月，本公司申請進行司法覆核，要求撤銷該決定。有關的實質聆訊目前預期將於二零零六年六月開始。在此之前，差餉物業估價署署長的上述決定暫被擱置。

此外，本公司就由差餉物業估價署署長作出的關於操作系統及廣告和商業電訊物業單位的差餉及地租評估提出了66項反對，並且向土地審裁處提出了63宗相關的上訴；該等上訴仍未了結，所涉及的地租及差餉總額分別為150,000,000港元及490,000,000港元。

除上文所披露者外，於最後實際可行日期，本公司及其附屬公司概無參與任何重大的訴訟或申索，而就董事及執行總監會成員所知，概無涉及本公司或其任何附屬公司而尚未完結或對其構成威脅的重大訴訟或申索。

4. 服務合約

除在一年內期滿或可以由僱主在一年內終止而毋須作出賠償（法定賠償除外）的合約以外，(i)任何董事或任何執行總監會成員與(ii)本公司或其任何附屬公司之間沒有任何現有的或擬訂立的服務合約。

5. 競爭權益

就董事及執行總監會成員所知，董事、執行總監會成員及其各自的聯繫人並無在與本公司的業務競爭或很可能會與本公司的業務競爭的業務中擁有任何權益。

6. 一般事項

(a) 本公司的公司秘書為杜禮，而本公司依據《上市規則》第3.24條委任的合資格會計師為梁國權。

(b) 本公司的註冊辦事處位於香港九龍灣德福廣場地鐵大廈。

(c) 本公司的股份過戶登記處是香港中央證券登記有限公司，其地址為香港皇后大道東183號合和中心46樓。

(d) 本通函備有中、英文本，兩種文本如有歧義，概以英文本為準。

地鐵公司
MTR Corporation

RECEIVED

2007 JUN 19 A 10:53

OFFICE OF INTERNATIONAL CORPORATE FINANCE

3rd March, 2006

Dear Sir or Madam,

**MTR Corporation Limited (地鐵有限公司) (the "Company")**

The Company is permitted, by virtue of legislation and its Articles of Association, to allow shareholders and other entitled persons to elect (i) to receive summary financial reports (each, a "**Financial Summary**") in place of the complete annual report and accounts (each, a "**Long-form Report**") or (ii) to rely on the copies posted on the Company's website in place of being sent a printed copy of either document (the "**Website Version Option**"). If you exercise the Website Version Option, you will be notified of the publication of the Financial Summary and Long-form Report on the Company's website, the address of the website and the location on the website where the Financial Summary and Long-form Report may be accessed and how they may be accessed. You may choose (i) to rely on the copy of that notification that will be posted on the Company's website in place of a printed copy of that notification (the "**Website Notification Option**") or (ii) to receive a printed copy of the notification by post. **I encourage you to take advantage of both the Website Version Option and the Website Notification Option (see box (g) — "Full Website Option" — in the reply slip) as this means you do not have to receive any printed material at all. This electronic approach is a more convenient and prompt method of communication and helps to reduce consumption of the world's natural resources and save printing and mailing costs for the Company.**

The Financial Summary is a document that contains all the information and particulars contained on the face of the Company's balance sheet and profit and loss account, together with key information from the Long-form Report. The Financial Summary only gives a summary of the information and particulars contained in the Long-form Report, from which it is derived.

Under legislation, you may send a notice of intent to the Company in the form of the enclosed reply slip indicating whether, with effect from the Financial Summary for the year ended 31st December, 2005 (the "**2005 Financial Summary**") and the Long-form Report for the same year, you wish and agree to select one of the various options given to you in the reply slip.

Please tick the appropriate box and sign and return the reply slip in the enclosed envelope to the Company c/o Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. You may return the reply slip to us by post or hand delivery. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your reply slip. Otherwise, please affix an appropriate stamp.

If we receive your reply slip on or before 3rd April, 2006, your reply slip will apply to documents to be sent to shareholders for the purpose of the 2006 AGM. Until you inform the Company otherwise in accordance with legislation, your reply slip will also apply to documents to be sent to shareholders for the purpose of subsequent general meetings of the Company and future interim reports. If we do not receive your reply slip on or before 3rd April, 2006, we will only send to you (a) a printed Chinese version of the 2005 Financial Summary if your registered address is in Hong Kong and you have a Chinese surname; or (b) a printed English version of the 2005 Financial Summary if your registered address is overseas, or if you are a corporate shareholder, or if you do not have a Chinese surname. In addition, until you inform the Company otherwise in accordance with legislation, the Company will send to you the same documents for the purpose of subsequent general meetings as you receive for the purpose of the 2006 AGM and will also send to you future interim reports in the same language(s) and in the same manner.

If we receive your reply slip after 3rd April, 2006, we will, subject to law, endeavour to comply with your choice in relation to the documents to be sent to shareholders for the purpose of the 2006 AGM and will in any event respect your choice in relation to the documents to be sent to shareholders for the purpose of future general meetings and interim reports.

Please note that (a) both the English and the Chinese versions of the Financial Summary and the Long-form Report and future interim reports will be available from the Company or its share registrar on request; and (b) both the English and the Chinese versions of the Financial Summary and the Long-form Report and future interim reports will be available, from their date of being sent out, on the Company's website on www.mtr.com.hk.

If you have any queries relating to this letter, please call the Company's hotline on 2881-8888.

Yours faithfully,
**L.B. Turk**
*Secretary*
For and on behalf of
*MTR Corporation Limited*

地鐵公司
MTR Corporation

敬啟者：

## 地鐵有限公司(「本公司」)

根據法例及本公司的組織章程細則，本公司獲准容許股東及其他有權利的人士選擇(i)收取財務摘要報告(每一份均稱為「**財務摘要**」)，以代替完整的年報及賬目(每一份均稱為「**詳細報告**」)或(ii)依賴在本公司的網址上刊載的網上版，以代替收取上述兩個文件之一的印刷本(「**網上版選擇權**」)。 閣下如行使網上版選擇權，將會收到有關財務摘要及詳細報告在本公司的網址上發表、網站地址、在本公司的網址上可查閱財務摘要及詳細報告的位置及如何查閱的通告。 閣下可以選擇(i)依賴將會在本公司的網址上刊載的該通告的網上版，以代替該通告的印刷本(「**網上通告選擇權**」)或(ii)以郵遞方式收取該通告的印刷本。**本人鼓勵 閣下同時利用網上版選擇權及網上通告選擇權(見回條中的(g)項「完全網址選擇權」)，因為這意味着 閣下將毋須收取任何印刷品。這樣的電子通訊方法比較方便快捷，而且有助於減少消耗地球天然資源及節省本公司的印刷及郵遞成本。**

財務摘要載有本公司的資產負債表及損益表所載的所有資料及詳情以及摘錄自詳細報告的關鍵資料。財務摘要取材於詳細報告，而且只是詳細報告所載的資料及詳情的摘要。

根據法例， 閣下可以採用隨本函附上的回條的形式向本公司送交意願通知書，表明從截至二零零五年十二月三十一日止年度的財務摘要(「**二零零五年度財務摘要**」)及同一年度的詳細報告起， 閣下是否希望並同意從回條中提供給 閣下的各項選擇中挑選一項予以採納。

請在回條上適當的空格內劃上「√」號，並在回條上簽署，然後利用附本函附上的信封把回條交回香港中央證券登記有限公司(地址為香港皇后大道東183號合和中心46樓)，以便轉交本公司。 閣下可以郵遞或專人遞交方式把回條交回。倘若 閣下的登記地址為香港地址，郵費已經預先支付，因此在寄回回條時， 閣下毋須貼上郵票；否則，請貼上適當的郵票。

倘若本公司於二零零六年四月三日或以前收到 閣下的回條， 閣下的回條將會適用於為二零零六年股東週年大會送交股東的文件。 閣下的回條亦將會適用於為其後本公司召開的股東大會而送交股東的文件及日後的中期報告，直至 閣下按照法例向本公司發出通知另作指示為止。倘若本公司於二零零六年四月三日或以前未有收到 閣下的回條，本公司將只會向 閣下送交(a)二零零五年度財務摘要中文版的印刷本(倘若 閣下的登記地址為香港地址，而且 閣下擁有中文姓氏)；或(b)二零零五年度財務摘要英文版的印刷本(倘若 閣下的登記地址為海外地址，或倘若 閣下是法人團體股東，或倘若 閣下並無中文姓氏)。此外，本公司為其後的股東大會送交 閣下的文件，將會與本公司為二零零六年股東週年大會送交 閣下的文件相同，而本公司日後向 閣下送交中期報告時，亦將會採用相同的語言及相同的方式，直至 閣下按照法例向本公司發出通知另作指示為止。

倘若本公司於二零零六年四月三日後收到 閣下的回條，在法例的規限下，就為二零零六年股東週年大會送交股東的文件而言，本公司將會盡量依從 閣下的選擇，而就為日後的股東大會送交股東的文件及日後的中期報告而言，本公司將無論如何尊重 閣下的選擇。

請注意：(a) 閣下可向本公司或本公司的股份過戶登記處索取財務摘要及詳細報告以及日後的中期報告的英文及中文版；而(b)財務摘要及詳細報告以及日後的中期報告的英文及中文版將會從該等文件的寄發日期起在本公司的網址 www.mtr.com.hk 上刊載。

閣下如有任何與本函有關的疑問，請致電本公司的熱線2881-8888。

代表
*地鐵有限公司*
*公司秘書*
**杜禮**
謹啟

二零零六年三月三日

4)

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

No Shareholder receiving a copy of this circular and/or an Election Form in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to comply with any registration or other legal requirements, governmental or regulatory procedures or any other similar formalities. It is the responsibility of any Shareholder outside Hong Kong who wishes to receive New Shares under the Scheme to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**(地鐵有限公司)**

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

*Board of Directors:*
Dr. Raymond Ch'ien Kuo-fung *(Chairman)***
Chow Chung-kong *(Chief Executive Officer)*
Professor Cheung Yau-kai*
David Gordon Eldon*
Christine Fang Meng-sang*
Edward Ho Sing-tin*
Lo Chung-hing*
T. Brian Stevenson*
Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)**
Commissioner for Transport (Alan Wong Chi-kong)**

* *independent non-executive Directors*
** *non-executive Directors*

*Registered office:*
MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong

18th April, 2006

To: the shareholders (the "**Shareholders**") of MTR Corporation Limited (地鐵有限公司) (the "**Company**") and the option holders under the Pre-Global Offering Share Option Scheme and the New Joiners Share Option Scheme of the Company (for information only)

Dear Sir or Madam,

**SCRIP DIVIDEND SCHEME (THE "SCHEME")**

## 1. INTRODUCTION

### 2005 Final Dividend

On 7th March, 2006 the Board of Directors (the "**Board**") announced the Company's audited annual results for the year ended 31st December, 2005, that they had recommended a final dividend of HK$0.28 per ordinary share of HK$1.00 each in the Company (each, a "**Share**") (the "**2005 Final Dividend**") and, subject to Shareholders' approval at the forthcoming annual general meeting of the Company to be held on 8th June, 2006 (the "**AGM**"), that the 2005 Final Dividend be payable on or about 27th June, 2006 to Shareholders whose names appeared on the register of members of the Company as at the close of business on 11th April, 2006 (the "**Record Date**"). The register of members was closed from 3rd April, 2006 to 11th April, 2006 (both dates inclusive). To rank for the 2005 Final Dividend, all completed transfer forms, accompanied by the relevant share certificates, had to be lodged with the Company's Registrar for registration not later than 4:00 p.m. on 31st March, 2006.

**The Scheme**

At the annual general meeting of the Company held on 17th May, 2001, the Shareholders passed a resolution authorising the Board to offer Shareholders the right to choose to receive extra shares of HK$1.00 each of the Company (the "**New Shares**") instead of the whole or part of their cash dividend in respect of some or all of the future dividends (including any final and/or interim dividends) which may be declared or paid in the period up to and including the annual general meeting of the Company which is held in the fifth year after the passing of the resolution.

Subject to Shareholder approval of the 2005 Final Dividend at the AGM, Shareholders whose names appeared on the register of members of the Company on the Record Date (except Shareholders with registered addresses in the United States of America or any of its territories or possessions) ("**Qualifying Shareholders**") will have the right to choose to receive New Shares instead of the whole or part of their cash dividend for the year ended 31st December, 2005. At the AGM, an ordinary resolution will be proposed to authorise the Board to offer a scrip alternative to Shareholders in respect of the whole or part of dividends declared or paid by the Company for a further period up to and including the annual general meeting of the Company which is held in the fifth year after the date on which the ordinary resolution is passed. Provided such authorisation is granted, the Board proposes to offer Qualifying Shareholders the right to choose to receive New Shares instead of cash for future dividends declared after the 2005 Final Dividend (including any final and/or interim dividends) if a share alternative is available, until such Qualifying Shareholders provide the Company's Registrar with notice in writing that they no longer wish to receive New Shares.

**Undertaking by The Financial Secretary Incorporated**

As at 6th April, 2006 (being the latest practicable date before the printing of this document), The Financial Secretary Incorporated (the "**FSI**") was the registered holder of 4,195,703,166 Shares, representing approximately 76 per cent. of the issued share capital of the Company. The FSI holds these Shares in trust on behalf of the Government of the Hong Kong Special Administrative Region. The FSI has agreed that, in respect of the 2005 Final Dividend and any dividends declared in respect of the financial year ending 31st December, 2006, the FSI will elect to receive all or part of its entitlement to dividends in the form of New Shares under any scrip dividend election to be offered by the Company to its Shareholders to the extent necessary to ensure that a maximum of 50 per cent. of the total dividend paid by the Company in respect of the relevant financial year will be paid in the form of cash.

## 2. DETAILS OF THE CHOICES IN RESPECT OF THE 2005 FINAL DIVIDEND

Qualifying Shareholders have the following alternative choices in respect of the 2005 Final Dividend:

(a) cash of HK$0.28 per Share; or

(b) an allotment of New Shares (the number of which is determined as explained below); or

(c) partly cash and partly New Shares.

A Qualifying Shareholder who elects to receive New Shares instead of some or all of his/her cash dividend will be entitled to Shares whose total Relevant Value (see below) is as near as possible to the cash dividend he/she would have received in respect of the Shares for which he/she has opted to receive New Shares. The Relevant Value of a Share is the average value of the Company's Shares for the five dealing days starting from, and including, 30th March, 2006 (being the day when the Shares were first quoted ex dividend) (the "**Relevant Dealing Days**"). As at 6th April, 2006 (being the latest practicable date before the printing of this document), the Relevant Value could not be calculated because the Relevant Dealing Days elapsed only at the close of trading on that day. **On 28th April, 2006 the Company will issue a press announcement stating the Relevant Value and setting out the basis of allotment of New Shares.** A copy of this announcement will also be published on the Hong Kong Stock Exchange's website.

The number of New Shares to be received by each Qualifying Shareholder pursuant to his/her election will be rounded down to the nearest whole number of New Shares. Fractional entitlements to New Shares will be disregarded and the benefit thereof will accrue to the Company. The New Shares issued in respect of the 2005 Final Dividend will, when they are issued, rank *pari passu* in all respects with the existing issued Shares of the Company except that such New Shares themselves will not rank for the 2005 Final Dividend.

## 3. ACTION TO BE TAKEN

**If you have already given standing instructions to receive only New Shares under the Scheme**

**No Election Form is being sent to Shareholders who have already given standing instructions to receive only New Shares under the Scheme.** If you have already given such standing instructions, you need to take no further action if you wish to receive only New Shares for the 2005 Final Dividend. If you have already given standing instructions to receive only New Shares under the Scheme but you wish to receive only cash for the 2005 Final Dividend and all future final and interim dividends, a letter revoking your standing instructions must be received by the Company's Registrar by 4:00 p.m. on 18th May, 2006. If you have already given standing instructions to receive only New Shares under the Scheme but you wish to receive New Shares in respect of only part of the 2005 Final Dividend, a letter revoking your standing instructions together with a duly completed Election Form (completed in accordance with section (c) below) must be received by the Company's Registrar by 4:00 p.m. on 18th May, 2006. In order to meet this deadline please make sure you ask the Company's Registrar for an Election Form in time to return it to them by 4:00 p.m. on 18th May, 2006.

**If you have NOT previously given standing instructions to receive New Shares under the Scheme**

**If you have not previously given standing instructions to receive New Shares under the Scheme, an Election Form is enclosed with this document.** Please read carefully the instructions below and the instructions printed on the Election Form.

*(a)* ***To receive only cash dividends***

If you wish to receive only cash for the 2005 Final Dividend and for future final and interim dividends declared after the 2005 Final Dividend, you do not need to take any action. Therefore, please DO NOT return the Election Form.

(If you wish to receive only cash for the 2005 Final Dividend and you wish to elect to receive only New Shares for future final and interim dividends declared after the 2005 Final Dividend for which a scrip alternative is available, you should enter a tick (✔) in Box D and in Box E of the Election Form and SIGN, DATE and RETURN the Election Form.)

*(b)* ***To receive only scrip dividends for the 2005 Final Dividend***

If you wish to receive only New Shares for the 2005 Final Dividend, please just SIGN, DATE and RETURN the Election Form.

(If you wish to receive only New Shares for the 2005 Final Dividend and you wish to elect to receive only New Shares for future final and interim dividends declared after the 2005 Final Dividend for which a scrip alternative is available, you should also enter a tick (✔) in Box D of the Election Form.)

*(c)* ***To receive part cash dividends and part scrip dividends for the 2005 Final Dividend***

If you wish to receive your entitlement to the 2005 Final Dividend partly in cash and partly in New Shares, please ENTER in Box C of the Election Form the number of Shares which you held on the Record Date for which you require the 2005 Final Dividend to be paid in New Shares. Then SIGN, DATE and RETURN the Election Form.

**(You cannot complete Box C and enter a tick (✔) in Box E. If you do so, your tick (✔) in Box E will be deemed invalid.** If you sign the Election Form without completing Box C and you do not enter a tick (✔) in Box E of the Election Form, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding on the Record Date, you will be deemed to have elected to receive only New Shares in respect of ALL the Shares registered in your name on the Record Date. Therefore, you will receive only New Shares for the 2005 Final Dividend.)

*(d)* ***To receive only scrip dividends for future dividends declared after the 2005 Final Dividend for which a scrip alternative is available***

If you wish to receive, in respect of ALL Shares registered in your name on the relevant record date(s), only New Shares instead of cash for future final and interim dividends declared after the 2005 Final Dividend for which a scrip alternative is available, please ENTER a tick (✔) in Box D of the Election Form. If you enter a tick (✔) in Box D and you wish to receive only cash for the 2005 Final Dividend, please also ENTER a tick (✔) in Box E of the Election Form. Then SIGN, DATE and RETURN the Election Form.

(You cannot choose to receive your future dividend entitlements partly in cash and partly in New Shares. Therefore, if you enter a tick (✔) in Box D of the Election Form, unless and until you cancel such election by notice in writing to the Company's Registrar, you will receive only New Shares for future final and interim dividends declared after the 2005 Final Dividend for which a scrip alternative is available for all of the Shares registered in your name on the relevant record date(s), without having to complete any further Election Forms. **You cannot enter a tick (✔) in Box E and complete Box C. If you do so, your tick (✔) in Box E will be deemed invalid.)**

**How and when to return your Election Form**

If you need to return an Election Form, you should return it to the Company's Registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong so that it is received by the Company's Registrar **not later than 4:00 p.m. on 18th May, 2006**. If the Company's Registrar does not receive your completed and signed Election Form **by 4:00 p.m. on 18th May, 2006**, you will receive the whole of your 2005 Final Dividend in cash and any election which you may have made in such Election Form to receive New Shares for future dividends declared after the 2005 Final Dividend for which a scrip alternative is available will be of no effect.

**No acknowledgement of receipt of the Election Form will be issued.**

**No elections in respect of the 2005 Final Dividend may, after the relevant Election Forms are signed and returned to the Company's Registrar, be in any way withdrawn, revoked, superseded or altered.**

## 4. CONDITIONS OF THE SCHEME

The Scheme described in this document is conditional upon (i) the Shareholders passing an ordinary resolution at the AGM authorising and declaring the 2005 Final Dividend; and (ii) the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the New Shares to be issued in respect of the 2005 Final Dividend.

If either of these conditions is not satisfied, the Scheme described in this document will not become effective and the Election Forms will be void. If only the condition set out in sub-paragraph (ii) of this Section 4 is not satisfied, the 2005 Final Dividend will then be paid wholly in cash.

## 5. SHAREHOLDERS RESIDENT OUTSIDE HONG KONG

Shareholders with registered addresses in the United States of America or any of its territories or possessions ("**US Shareholders**") will not be permitted to participate in the Scheme and they will receive the 2005 Final Dividend wholly in cash. Having obtained and taken into consideration a legal opinion in respect of that jurisdiction, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing The Listing of Securities on the Hong Kong Stock Exchange. US Shareholders are therefore not "Qualifying Shareholders" for the purposes of the Scheme. No Election Form is being sent to such Shareholders.

Save for US Shareholders, all shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to participate in the Scheme or whether any government or other consents are required or other formalities need to be observed. No Shareholder receiving a copy of this circular and/or an Election Form in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to comply with any registration or other legal requirements, governmental or regulatory procedures or any other similar formalities. It is the responsibility of any Shareholder outside Hong Kong who wishes to receive New Shares under the Scheme to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

## 6. LISTING AND CLEARING AND SETTLEMENT

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Shares.

Subject to the granting of listing of, and permission to deal in, New Shares issued pursuant to the Scheme on the Hong Kong Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("**CCASS**"). Shareholders should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests. All activities under CCASS are subject to the general rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Company's Shares are listed on the Hong Kong Stock Exchange. The Company's debt issuance programme is listed on the Hong Kong Stock Exchange and on the London Stock Exchange. US$ fixed rate notes due 2014 issued by MTR Corporation (C.I.) Limited, a wholly-owned subsidiary of the Company, under the debt issuance programme and guaranteed by the Company are listed on the London Stock Exchange. The Company's US$ global notes due 2009 are listed on the Hong Kong Stock Exchange and on the Luxembourg Stock Exchange. The Company's US$ global notes due 2010 are listed on the Luxembourg Stock Exchange. There is no other stock exchange on which the Company's Shares or debt securities are listed or dealt in or on which listing or permission to deal is being or proposed to be sought at this time.

## 7. GENERAL

New Shares issued to a Qualifying Shareholder pursuant to an election to receive some or all of their 2005 Final Dividend in New Shares may be allocated in odd lots (of fewer than a board lot of 500 Shares). No special dealing arrangements will be put in place by the Company to facilitate the trading or disposal of New Shares issued in odd lots. Qualifying Shareholders should be aware that odd lots usually trade at a discount to the price of board lots.

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, in respect of the 2005 Final Dividend and/or in respect of future dividends declared after the 2005 Final Dividend (including final and/or interim dividends) will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely your responsibility. **If you are in any doubt as to what to do, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.** Shareholders who are trustees are recommended to take professional advice as to whether an election to receive New Shares is within their powers and as to the effect of such election having regard to the terms of the relevant trust instrument.

## 8. TIMETABLE

Given below is a summary of the events in relation to the Scheme in the form of a timetable.

| Event | Date/Time |
|---|---|
| Record Date | 11th April, 2006 |
| Press Announcement stating Relevant Value and setting out the basis of allotment | 28th April, 2006 |
| Latest time for return of Election Form (and, if applicable, return of letter revoking any previous standing instructions to receive only New Shares for the 2005 Final Dividend and all future final and interim dividends) by Qualifying Shareholders | 18th May, 2006, 4:00 p.m. |
| Despatch of cheques for cash dividends and definitive certificates for New Shares at the risk of recipients | On or about 27th June, 2006 |

Yours faithfully,
**Leonard Bryan Turk**
*Secretary*

**IF YOU HAVE ANY QUERIES IN RELATION TO THE SCHEME PLEASE CALL THE FOLLOWING TELEPHONE HOT-LINE: 2862 8666.**

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)*, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Edward Ho Sing-tin, Lo Chung-hing, T. Brian Stevenson, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury), Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) and Commissioner for Transport (Alan Wong Chi-kong)

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*This document is in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

# 此乃要件　請即處理

閣下如對本文件或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司(「香港聯交所」)對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

任何股東如在香港以外任何地區收到本通函及／或選擇表格，均不應視之為本公司作出一項選擇收取新股之邀請，除非本公司可毋須遵照任何登記或其他法律規定、政府或監管程序或任何類似手續，即可在相關地區合法向該等人士作出該項邀請。在香港以外地區之任何股東如希望根據本計劃收取新股，須自行承擔責任，遵守有關司法管轄區之法律規定，包括遵守任何程序及辦理一切其他手續。

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED
# (地鐵有限公司)
(於香港成立之有限公司)

(股份代號：66)

*董事局：*
錢果豐博士 *(主席)* **
周松崗 *(行政總裁)*
張佑啟教授*
艾爾敦*
方敏生*
何承天*
盧重興*
施文信*
馬時亨(財經事務及庫務局局長)**
環境運輸及工務局局長(廖秀冬博士)**
運輸署署長(黃志光)**

*註冊辦事處：*
香港
九龍灣
德福廣場
地鐵大廈

* *獨立非執行董事*
** *非執行董事*

敬啟者：

## 以股代息計劃(「該計劃」)

### 1.　緒言

**二零零五年度末期股息**

在二零零六年三月七日，董事局(「**董事局**」)公佈地鐵有限公司(「**本公司**」)截至二零零五年十二月三十一日止年度之經審核年度業績及董事局已建議就本公司每股面值1.00港元之普通股份(「**股份**」)派付末期股息0.28港元(「**二零零五年度末期股息**」)，而在本公司之股東(「**股東**」)於本公司即將在二零零六年六月八日舉行之股東週年大會(「**股東週年大會**」)上予以批准之前提下，二零零五年度末期股息將在二零零六年六月二十七日或該日前後支付予在二零零六年四月十一日(「**記錄日期**」)辦公時間結束時名列本公司股東名冊之股東。股東名冊在二零零六年四月三日至二零零六年四月十一日(包括該兩天)期間暫停登記過戶。為符合收取二零零五年度末期股息之資格，所有填妥之股份過戶文件連同有關之股票必須在二零零六年三月三十一日下午四時正前交回本公司之股份過戶登記處。

**該計劃**

在二零零一年五月十七日舉行之本公司股東週年大會上，股東通過了一項決議案，授權董事局給予股東就在直至於該決議案獲通過後第五年舉行之本公司股東週年大會為止（包括該股東週年大會）之期間內宣派或派付之部份或全部股息（包括任何末期及／或中期股息）選擇收取本公司每股面值1.00港元之額外股份（「**新股**」）以代替全部或部份現金股息之權利。

在二零零五年度末期股息在股東週年大會上獲得股東批准之前提下，於記錄日期名列本公司股東名冊之股東（註冊地址位於美國或其任何地區或屬地之股東除外）（「**合資格股東**」）將有權選擇收取新股以代替其截至二零零五年十二月三十一日止年度之部份或全部現金股息。在股東週年大會上，董事將提呈通過一項普通決議案，授權董事局向股東提供就在直至於該決議案獲通過後第五年舉行之本公司股東週年大會為止（包括該股東週年大會）之期間內宣派或派付之部份或全部股息作以股代息安排之選擇。在此授權被批准之前提下，董事局將提呈給予合資格股東一項權利，選擇就繼二零零五年度末期股息之後宣派之股息（包括任何末期及／或中期股息）在有股份可供選擇之情況下收取新股以代替現金，直至該等合資格股東以書面通知本公司之股份過戶登記處彼等不再願意收取新股為止。

**財政司司長法團之承諾**

在二零零六年四月六日（即本文件付印前之最後實際可行日期），財政司司長法團（「**FSI**」）乃4,195,703,166股股份之登記持有人，佔本公司已發行股本約百分之七十六。FSI 乃受託代香港特別行政區政府持有該等股份。FSI 已同意，就二零零五年度末期股息及就截至二零零六年十二月三十一日止財政年度宣派之任何股息，選擇在本公司向其股東提呈以股代息選擇之情況下以收取新股方式收取其全部或部份應收股息，以確保本公司就有關財政年度支付之股息總額最多百分之五十以現金方式派付。

## 2. 二零零五年度末期股息選擇細節

合資格股東就二零零五年度末期股息享有以下選擇：

(a) 現金每股0.28港元；或

(b) 配發新股（新股數目按下文所述方式計算）；或

(c) 部份收取現金及部份收取新股。

選擇收取新股代替部份或全部現金股息之合資格股東有權收取之股份之有關價值（見下文）總額將盡可能接近其選擇收取新股之有關股份所原應收取之現金股息總額。股份之有關價值為本公司股份由二零零六年三月三十日（即股份於除息後首個報價日子）（包括該日）起計五個交易日（「**有關交易日**」）之平均值。在二零零六年四月六日（即本文件付印前之最後實際可行日期）未能計算有關價值，因為有關交易日僅於當日收市時才過去。**本公司將於二零零六年四月二十八日發表關於有關價值及新股配發基準之新聞公佈。**此項公佈亦會在香港聯交所的網站上登載。

合資格股東按其選擇可收取之新股數目將調低至最接近之整數。應收之零碎新股將不予配發，其利益歸本公司所有。就二零零五年度末期股息發行之新股一經發行即在各方面享有與本公司現有已發行股份相同之權利，惟該等新股將不會享有二零零五年度末期股息。

## 3. 應採取之行動

**倘 閣下已經發出了在該計劃下只收取新股之持續適用指示**

**本公司並無向已經發出了在該計劃下只收取新股之持續適用指示之股東寄發選擇表格。** 閣下如已發出了上述持續適用指示並希望只以收取新股方式收取二零零五年度末期股息，則毋須採取進一步行動。 閣下如已發出了在該計劃下只收取新股之持續適用指示，但希望只以收取現金方式收取二零零五年度末期股息及日後所有末期及中期股息，則必須在二零零六年五月十八日下午四時正前把撤銷 閣下發出之持續適用指示之信函送抵本公司之股份過戶登記處。 閣下如已發出了在該計劃下只收取新股之持續適用指示，但希望只就二零零五年度末期股息之一部份收取新股，則必須在二零零六年五月十八日下午四時正前把撤銷 閣下發出之持續適用指示之信函連同（按下文(c)段）填妥之選擇表格送抵本公司之股份過戶登記處。務請及時向本公司之股份過戶登記處索取選擇表格，以便在二零零六年五月十八日下午四時正前把選擇表格交回本公司之股份過戶登記處。

**倘 閣下先前未有發出在該計劃下收取新股之持續適用指示**

**倘 閣下先前未有發出在該計劃下收取新股之持續適用指示，本公司會隨本文件附上選擇表格一份。**請細閱以下指示及印在選擇表格上之指示。

(a) *只收取現金股息*

閣下如欲只以現金方式收取二零零五年度末期股息及繼二零零五年度末期股息之後宣派之末期及中期股息，則閣下毋須採取任何行動。因此，請不要交回選擇表格。

(閣下如欲只以現金方式收取二零零五年度末期股息，並選擇日後在有以股代息選擇之情況下只以收取新股方式收取繼二零零五年度末期股息之後宣派之末期及中期股息，則　閣下應在選擇表格D欄及E欄劃上(✔)號，並在選擇表格上簽名及註明日期，然後交回選擇表格。)

(b) *只以收取代息股份方式收取二零零五年度末期股息*

閣下如欲只以收取新股方式收取二零零五年度末期股息，只須在選擇表格上簽名及註明日期，然後交回選擇表格。

(閣下如欲只以收取新股方式收取二零零五年度末期股息，並選擇日後在有以股代息選擇之情況下只以收取新股方式收取繼二零零五年度末期股息之後宣派之末期及中期股息，則　閣下亦應在選擇表格D欄劃上(✔)號。)

(c) *以部份收取現金股息及部份收取代息股份方式收取二零零五年度末期股息*

閣下如欲以部份收取現金及部份收取新股方式收取　閣下應收之二零零五年度末期股息，請在選擇表格C欄填寫閣下欲以收取新股方式收取二零零五年度末期股息之有關股份數目(該等股份須為　閣下在記錄日期所持有者)，然後在選擇表格上簽名及註明日期，並交回選擇表格。

(**閣下不得同時填寫C欄及在E欄劃上(✔)號。倘若　閣下這樣做，E欄之(✔)號將被視為無效。**倘若　閣下簽署選擇表格而既無填寫C欄，又無在E欄劃上(✔)號，或倘若　閣下選擇收取新股之有關股份數目超過在記錄日期登記在閣下名下之股份數目，則　閣下將被視為就在記錄日期登記在　閣下名下之所有股份選擇了只收取新股。因此，閣下將只會收到新股作為二零零五年度末期股息。)

(d) *在有以股代息選擇的情況下只以收取代息股份方式收取繼二零零五年度末期股息之後宣派之股息*

閣下如欲就在有關記錄日期登記在　閣下名下之所有股份在有以股代息選擇之情況下只以收取新股而不收取現金之方式收取繼二零零五年度末期股息之後宣派之末期及中期股息，請在選擇表格D欄劃上(✔)號。倘若　閣下在D欄劃上(✔)號，並希望只以現金方式收取二零零五年度末期股息，亦請在選擇表格E欄劃上(✔)號。然後，請在選擇表格上簽名及註明日期，並交回選擇表格。

(閣下不得選擇以部份收取現金及部份收取新股方式收取日後之股息。因此，倘若　閣下在選擇表格D欄劃上(✔)號，除非及直至　閣下向本公司之股份過戶登記處發出書面通知取消這項選擇，在繼二零零五年度末期股息之後宣派之末期及中期股息有以股代息選擇之情況下，就在有關記錄日期登記在　閣下名下之所有股份，　閣下將只會收到新股而毋須再填寫任何選擇表格。　**閣下不得同時在E欄劃上(✔)號及填寫C欄。倘若　閣下這樣做，E欄之(✔)號將被視為無效。**)

**如何及何時交回選擇表格**

閣下如需交回選擇表格，應在**二零零六年五月十八日下午四時正前**將選擇表格交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。倘若本公司之股份過戶登記處未有在**二零零六年五月十八日下午四時正前**收到　閣下填妥及簽署之選擇表格，　閣下之二零零五年度末期股息將全部以現金派付，而　閣下在選擇表格中作出欲就繼二零零五年度末期股息之後宣派之股息在有以股代息選擇之情況下收取新股之任何選擇將會無效。

**收到選擇表格後將不會發出回條。**

**有關選擇表格一經簽署及交回本公司之股份過戶登記處後，就二零零五年度末期股息所作出之選擇概不可被撤回、撤銷、取代或修改。**

## 4.　該計劃之條件

本文件所述之該計劃，須待(i)股東在股東週年大會上通過普通決議案以批准及宣派二零零五年度末期股息；及(ii)香港聯交所上市委員會批准就二零零五年度末期股息發行之新股上市及買賣後，方可進行。

倘上述任何一項條件未能達致，本文件所述之該計劃將不會實行，而選擇表格將告失效。倘若只是本第4段第(ii)項條件未能達致，則二零零五年度末期股息將全部以現金支付。

## 5.　居於香港以外之股東

凡註冊地址在美國或其任何地區或屬地之股東(「**美國股東**」)均不會獲准參與該計劃，彼等將全部以現金方式收取二零零五年度末期股息。董事經過徵求及考慮就該司法管轄區而言之法律意見後，認為根據香港聯交所證券上市規則第13.36(2)條，有必要及適宜不將該等股東包括在內。美國股東因此並非該計劃下的「合資格股東」。該等股東不獲提供選擇表格。

除美國股東外，所有居於香港以外地區之股東須就其是否獲允許參與該計劃，或其是否需要任何政府或其他機構之同意或辦理其他手續，諮詢其專業顧問。任何股東如在香港以外任何地區收到本通函及／或選擇表格，均不應視之為本公司作出一項收取新股之邀請，除非本公司可毋須在有關地區遵照任何登記或其他法律規定、政府或監管程序或任何類似手續，即可合法向該等人士作出該項邀請。居於香港以外地區之任何股東如希望根據該計劃收取新股，須自行承擔責任，遵守有關司法管轄區之法律規定，包括遵守任何程序及辦理一切其他手續。收取新股以代替現金股息之任何人士，亦應自行遵守適用於香港以外地區在轉售股份時之任何規限。

## 6. 上市及結算與交收

本公司已向香港聯交所上市委員會申請批准新股上市及買賣。

若根據該計劃發行之新股獲准在香港聯交所上市及買賣，則該等新股將獲香港中央結算有限公司接納為合資格證券，可於中央結算及交收系統（「**中央結算系統**」）內寄存、結算及交收。股東應就該等交收安排之詳情及該等安排對其權利及權益之影響尋求其股票經紀或其他專業顧問之意見。在中央結算系統內進行之一切活動均受不時生效之中央結算系統一般規則及中央結算系統運作程序規限。

本公司之股份均在香港聯交所上市。本公司之債務發行計劃在香港聯交所及倫敦證券交易所上市。在債務發行計劃下由本公司的全資附屬公司 MTR Corporation (C.I.) Limited 發行並由本公司擔保之於二零一四年到期之美元定息票據在倫敦證券交易所上市。本公司於二零零九年到期之美元環球票據則在香港聯交所及盧森堡證券交易所上市。本公司於二零一零年到期之美元環球票據在盧森堡證券交易所上市。本公司之股份或債務證券概無在其他證券交易所上市或買賣，而現時亦無申請或打算申請在其他證券交易所上市或買賣本公司之股份或債務證券。

## 7. 一般事項

按照以收取新股方式收取部份或全部二零零五年度末期股息之選擇發行予合資格股東之新股可能包含碎股（少於一手，即500股）。本公司將不會作出特別買賣安排以方便零碎新股之買賣或處置。合資格股東應注意，碎股之買賣價與整手股份之買賣價相比通常會有折讓。

選擇以收取新股而不收取現金方式收取全部或部份二零零五年度末期股息及／或繼二零零五年度末期股息之後宣派之股息（包括末期及／或中期股息）對　閣下是否有利視乎　閣下本身之個別情況而定，而每位股東對有關決定及由此產生之一切後果須負全責。　**閣下如對應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。**身為受託人之股東，應就作出收取新股選擇是否屬其權力範圍及根據有關信託文書之條款作出該選擇有何影響聽取專業意見。

## 8. 時間表

下文以時間表方式呈列關於該計劃之事項概要。

| 事項 | 日期／時間 |
|---|---|
| 記錄日期 | 二零零六年四月十一日 |
| 關於有關價值及配發基準之新聞公佈 | 二零零六年四月二十八日 |
| 合資格股東交回選擇表格（及（如適用）交回撤銷任何先前發出之就二零零五年度末期股息及日後所有末期及中期股息只收取新股之持續適用指示之信函）之最後期限 | 二零零六年五月十八日下午四時正 |
| 現金股息支票及新股股票之寄發日期（郵誤風險由收件人承擔） | 二零零六年六月二十七日或該日前後 |

此致

地鐵有限公司列位股東
並呈本公司全球發售前認股權計劃及新入職僱員認股權計劃下之認股權持有人（僅供參考）

*公司秘書*
**杜禮**
謹啟

二零零六年四月十八日

**如　閣下對該計劃有任何疑問，請致電以下電話熱線：2862 8666。**

*董事局成員：*錢果豐博士*（主席）*、周松崗*（行政總裁）*、張佑啟教授、艾爾敦、方敏生、何承天、盧重興、施文信、馬時亨（財經事務及庫務局局長）、環境運輸及工務局局長（廖秀冬博士）及運輸署署長（黃志光）

*執行總監會成員：*周松崗、柏立恒、陳富強、何恆光、梁國權、龍家駒、麥國琛及杜禮

*本文件載有英文原文及中文譯本。如有歧義，概以英文原文為準。*

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**If you are in any doubt** as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold all** your shares in MTR Corporation Limited ( 地鐵有限公司 ) (the "**Company**"), you should at once hand this document and the accompanying form of proxy and, if applicable, the Annual Report and Accounts of the Company or the Summary Financial Report of the Company to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**( 地 鐵 有 限 公 司 )**

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

# PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RENEWAL OF THE SCRIP DIVIDEND SCHEME, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of the Company to be held at The Ballroom (3/F), JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 8th June, 2006 at 11:30 a.m. is set out in this document. **Please note that light refreshments will be provided at the Annual General Meeting.**

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon, to the Company's registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

*This document is in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

18th April, 2006

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**(地鐵有限公司)**

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

*Board of Directors:*
Dr. Raymond Ch'ien Kuo-fung *(Chairman)***
Chow Chung-kong *(Chief Executive Officer)*
Professor Cheung Yau-kai*
David Gordon Eldon*
Christine Fang Meng-sang*
Edward Ho Sing-tin*
Lo Chung-hing*
T. Brian Stevenson*
Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)**
Commissioner for Transport (Alan Wong Chi-kong)**

* *independent non-executive Directors*
** *non-executive Directors*

*Registered Office:*
MTR Tower,
Telford Plaza,
Kowloon Bay,
Hong Kong

18th April, 2006

To: the shareholders of the Company and
the option holders under the Pre-Global Offering Share Option Scheme and
the New Joiners Share Option Scheme of the Company (for information only)

Dear Sir or Madam,

**PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION, RENEWAL OF THE SCRIP DIVIDEND SCHEME, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING**

The sixth annual general meeting of the Company (the "**Annual General Meeting**") will be held on Thursday, 8th June, 2006. Notice of the meeting (the "**Notice**") is set out in this document, and a proxy form and, if applicable, the Annual Report and Accounts, or the Summary Financial Report, of the Company for the year ended 31st December, 2005, accompany this document. Details of the resolutions to be proposed at the Annual General Meeting are set out in the Notice.

**GENERAL MANDATES TO ISSUE AND PURCHASE SHARES**

At the annual general meeting of the Company held on 2nd June, 2005, the then shareholders in the Company passed resolutions granting general mandates to the Board of Directors (the "**Directors**") to issue and purchase shares in the Company. These general mandates will lapse at the conclusion of the Annual General Meeting. Resolutions will therefore be proposed at the Annual General Meeting to renew the grant of these general mandates, although the Company is seeking shareholder approval for an Issue Mandate (as defined below) not exceeding ten per cent. of the Company's issued share capital as at the date of the resolution instead of twenty per cent., which is the amount that has been granted in previous years and is the maximum amount permitted under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"). Despite a twenty per cent. Issue Mandate being granted in the past, this has not been used and, accordingly, approval is being sought for a smaller Issue Mandate of ten per cent. of the Company's issued share capital as at the date of the resolution. The relevant resolutions, in summary, are:

- an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding ten per cent. of the Company's issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Issue Mandate**");
- an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of shares in the Company not exceeding ten per cent. of the Company's issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Repurchase Mandate**"); and

- conditional on the passing of the resolutions to grant the Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorise the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

The full text of these resolutions is set out in the Notice of Annual General Meeting in this document. In addition, and as required under the Listing Rules, an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in the Appendix to this document.

**AMENDMENTS TO THE ARTICLES OF ASSOCIATION**

A special resolution (Resolution 9, the full text of which is set out in the Notice of Annual General Meeting in this document) will be proposed at the Annual General Meeting to amend the articles of association of the Company (the "**Articles of Association**") to (a) increase the cap on total fees paid to Directors for performing their services as Directors from HK$3,000,000 a year to HK$6,000,000 a year. Notwithstanding this, there is no current intention of making an upward adjustment of fees for individual Directors at this time. The proposed increase in the total fees allowable is to allow some flexibility on the future number of, and amount of fees payable to, Directors; and (b) permit the Company to disseminate its corporate communications to shareholders via electronic means where such shareholders have given an express, positive confirmation in writing that they wish to receive such communications in this manner. In this regard, the Company intends to write to shareholders later this year to ask whether they would like to receive all future corporate communications from the Company in electronic form, subject to Resolution 9(B) being passed at the Annual General Meeting.

**RENEWAL OF THE SCRIP DIVIDEND SCHEME**

At the annual general meeting of the Company held on 17th May, 2001, the then shareholders in the Company passed a resolution to authorise the Directors to exercise the power contained in Article 131 of the Articles of Association to offer a scrip dividend alternative in respect of some or all of the dividends declared or paid in the period up to and including the Company's annual general meeting held in the fifth year after the date on which the resolution was passed. The Directors' authority to offer a scrip dividend alternative will therefore lapse at the conclusion of the Annual General Meeting. A resolution will therefore be proposed at the Annual General Meeting to renew the authorisation for the Directors to offer a scrip dividend alternative in respect of some or all of the dividends declared or paid in the period up to and including the annual general meeting which is held in the fifth year after the date on which the resolution is passed (i.e. in 2011). If this resolution is passed, the first dividend for which this authority would apply is the 2006 interim dividend.

**RE-ELECTION OF DIRECTORS**

Three Directors will retire from office at the Annual General Meeting and will offer themselves for re-election. Dr. Raymond Ch'ien Kuo-fung, T. Brian Stevenson and Frederick Ma Si-hang will retire from office by rotation at the Annual General Meeting pursuant to Articles 87 and 88 of the Articles of Association, and will offer themselves for re-election. The details of those three Directors are as follows:

**Dr. Raymond Ch'ien Kuo-fung**, aged 54, was appointed Non-executive Chairman in July 2003 for a term of three years. He has been a Director since 2000. Dr. Ch'ien was a Board Member of the statutory corporation Mass Transit Railway Corporation (the Company's predecessor) since 1998. As a non-executive Director, Dr. Ch'ien is not appointed for a specific term but is subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Articles of Association.

Dr. Ch'ien is chairman of CDC Corporation (formerly known as chinadotcom Corporation) and its subsidiary, China.com Inc. (formerly known as hongkong.com Corporation), and non-executive chairman of HSBC Private Equity (Asia) Limited. He serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch'ien is chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption, chairman of the Hong Kong/ European Union Business Cooperation Committee, a Hong Kong member of the APEC Business Advisory Council, and the honorary president and past chairman of the Federation of Hong Kong Industries. He was a member of the Executive Council of Hong Kong, then under British Administration, from 1992 to 1997, and a member of the Executive Council of the Hong Kong Special Administrative Region of the People's Republic of China (the "**Hong Kong SAR**") from 1st July, 1997 to June 2002. Dr. Ch'ien was appointed Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999. Dr. Ch'ien received a doctoral degree in economics from the University of Pennsylvania in 1978.

As at 6th April, 2006 (being the latest practicable date before the printing of this document, the "**Latest Practicable Date**"), Dr. Ch'ien was not interested in and did not hold any short positions in any shares or underlying shares in or any debentures of the Company or any of its associated corporations within the meaning of Part XV of the Securities and Futures Ordinance (the "**SFO**") as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**").

Dr. Ch'ien is not related to any Director, senior management or substantial or controlling shareholder of the Company.

As a non-executive Director, Dr. Ch'ien has not entered into any service contract with the Company. The amount of Dr. Ch'ien's emoluments is HK$1,000,000 as determined by The Financial Secretary Incorporated ("**FSI**") on behalf of The Government of the Hong Kong SAR (the "**Government**").

**T. Brian Stevenson**, aged 61, has been a Director since October 2002. As a non-executive Director, Mr. Stevenson is not appointed for a specific term but is subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Articles of Association.

Mr. Stevenson is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, a member of the Asia Pacific Advisory Board of British Telecom, a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club. Mr. Stevenson was previously the Senior Partner of Ernst & Young, Hong Kong from 1981 to 1999. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was president of the Society in 1996. He is a chartered accountant and holds law degrees from Glasgow and Hong Kong Universities.

As at the Latest Practicable Date, Mr. Stevenson owned 4,585 shares in the Company. Save as disclosed above, Mr. Stevenson was not interested in and did not hold any short positions in any shares or underlying shares in or any debentures of the Company or any of its associated corporations within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Stevenson is not related to any Director, senior management or substantial or controlling shareholder of the Company.

As a non-executive Director, Mr. Stevenson has not entered into any service contract with the Company. The amount of Mr. Stevenson's emoluments is HK$280,000 as determined by the Board of Directors of the Company (the "**Board**"). This amount is in line with the amount payable by the Company to other Directors of the Company.

As an independent non-executive Director with a diverse business and professional background, Mr. Stevenson brings his valuable experience to the Board for promoting the best interests of the Company and its shareholders. Alongside the other independent non-executive Directors, Mr. Stevenson contributes to ensuring that the interests of all shareholders of the Company are taken into account and that relevant issues are subjected to objective and dispassionate consideration by the Board. The Company has received written confirmation from Mr. Stevenson concerning his independence in accordance with the Listing Rules, and believes that Mr. Stevenson continues to be independent.

**Frederick Ma Si-hang**, aged 54, joined the Board as a non-executive Director on 1st July, 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government. As a non-executive Director, Mr. Ma is not appointed for a specific term but is subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Articles of Association.

Before assuming the post of Secretary for Financial Services and the Treasury of the Government, Mr. Ma was Group Chief Financial Officer of PCCW Ltd. and was also an executive director and member of the Executive Committee of that group. Mr. Ma has more than 20 years' experience in the global financial services industry. He has served in key posts in J.P. Morgan Private Bank, Chase Manhattan Bank, Kumagai Gumi (Hong Kong) Limited and RBC Dominion Securities Limited. Besides serving as a board member of Kowloon-Canton Railway Corporation, Ocean Park Corporation and the Airport Authority, Mr. Ma is also a director of Hong Kong International Theme Parks Limited, Hong Kong Mortgage Corporation Limited and Mandatory Provident Fund Schemes Authority. Graduated from The University of Hong Kong in 1973, Mr. Ma holds a Bachelor of Arts degree, majoring in Economics and History.

As at the Latest Practicable Date, Mr. Ma was not interested in and did not hold any short positions in any shares or underlying shares in or any debentures of the Company or any of its associated corporations within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Save as disclosed above, Mr. Ma is not related to any Director, senior management or substantial or controlling shareholder of the Company.

As a non-executive Director, Mr. Ma has not entered into any service contract with the Company. The amount of Mr. Ma's emoluments is HK$230,000 as determined by the Board. This amount is in line with the amount payable by the Company to other Directors of the Company.

In relation to the re-election of the above Directors, there is no information which is discloseable nor are/were they involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to (v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

**PROCEDURE BY WHICH A POLL MAY BE DEMANDED**

Under the Articles of Association, at any general meeting, on a show of hands every shareholder present in person shall have one vote and on a poll every shareholder present in person or by proxy shall have one vote for every share he holds. A resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is demanded when, or before, the chairman of the meeting declares the result of the show of hands. A poll may be demanded by:

- the chairman of the meeting;
- at least five shareholders at the meeting (including proxies) who are entitled to vote;
- one or more shareholders at the meeting (including proxies) who are (or represent members who are) entitled to vote and who have between them at least ten per cent. of the total votes of all shareholders (including proxies) who have the right to vote at the meeting; or
- one or more shareholders (including proxies) who have (or represent members who have) shares which allow them to vote at the meeting and on which the total amount which has been paid up on these shares is at least ten per cent. of the total sum paid up on all shares which give the right to vote at the meeting.

**RECOMMENDATION**

The Directors consider that the proposed resolutions set out in the Notice of Annual General Meeting, including the proposed resolutions granting the Issue Mandate and the Repurchase Mandate, are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders to vote in favour of the proposed resolutions. The FSI which is the Company's majority shareholder and which holds approximately 76 per cent. of the issued share capital in the Company, has informed the Company that it intends to vote in favour of all of the proposed resolutions.

Yours faithfully,
**Dr. Raymond Ch'ien Kuo-fung**
*Chairman*

This is an explanatory statement given to all shareholders of MTR Corporation Limited ( 地鐵有限公司 ) (the "**Company**") in connection with the resolution (the "**Resolution**") authorising the Company to purchase its own shares (the "**Repurchase Mandate**") proposed to be considered, and if thought fit, passed by shareholders of the Company at the Annual General Meeting of the Company to be held on 8th June, 2006. This explanatory statement also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

**Listing Rules**

This explanatory statement contains the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), which provide that all repurchases of securities by a company with its primary listing on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions.

Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and the laws of Hong Kong.

It is proposed that the Repurchase Mandate will authorise the repurchase by the Company of up to ten per cent. of the shares in the Company (the "**Shares**") in issue as at the date of passing the relevant resolution (the "**Resolution**"). As at 6th April, 2006 (the "**Latest Practicable Date**"), being the latest practicable date for determining such figure before the printing of this document, the authorised share capital of the Company was HK$6,500,000,000 and the number of Shares in issue was 5,482,393,939 representing a paid-up share capital of HK$5,482,393,939. On the basis of the 5,482,393,939 Shares in issue (and assuming no Shares will be issued or repurchased after the Latest Practicable Date and up to the date of passing the Resolution), the Company would be authorised under the Repurchase Mandate to repurchase a maximum of 548,239,393 Shares during the period in which the Repurchase Mandate remains in force. Any Shares repurchased pursuant to the Repurchase Mandate must be fully paid-up.

**Reasons for Repurchases**

The members of the Board of Directors of the Company (the "**Directors**") and the members of the Executive Directorate of the Company (the "**Executive Directorate**") believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders. There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the Company's Annual Report and Accounts for the year ended 31st December, 2005) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements and gearing level of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

**Disclosure of Interests**

None of the Directors nor the members of the Executive Directorate nor, to the best of their knowledge having made all reasonable enquiries, any of their associates has any present intention, in the event that the Repurchase Mandate is approved by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorised.

**Undertaking**

The Directors and members of the Executive Directorate have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

**Share Prices**

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

| | Highest *(HK$)* | Lowest *(HK$)* |
|---|---|---|
| **2005** | | |
| April | 12.50 | 11.75 |
| May | 14.40 | 12.35 |
| June | 15.10 | 13.90 |
| July | 16.40 | 14.50 |
| August | 16.60 | 15.30 |
| September | 16.30 | 15.35 |
| October | 16.30 | 14.45 |
| November | 15.85 | 14.50 |
| December | 15.80 | 15.00 |
| **2006** | | |
| January | 16.60 | 15.05 |
| February | 17.75 | 15.70 |
| March | 18.45 | 16.60 |
| April* | 18.30 | 17.45 |

* *Up to and including the Latest Practicable Date.*

No purchase of Shares has been made by the Company (whether on the Stock Exchange or otherwise) in the six months immediately preceding the Latest Practicable Date.

**Effect of the Takeover Code**

The Directors and members of the Executive Directorate are not aware of any consequences which the exercise in full of the Repurchase Mandate would have under the Hong Kong Code on Takeovers and Mergers.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

# ( 地 鐵 有 限 公 司 )

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of MTR Corporation Limited ( 地鐵有限公司 ) (the "**Company**") will be held at The Ballroom (3/F), JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 8th June, 2006 at 11:30 a.m. for the purpose of transacting the following business:

**ORDINARY BUSINESS**

(1) To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2005.

(2) To declare a final dividend for the year ended 31st December, 2005.

(3) To re-elect retiring members of the Board of Directors.

(4) To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

**SPECIAL BUSINESS**

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5) "**THAT:**

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally APPROVED;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the members of the Executive Directorate and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Rules of the Company's Pre-Global Offering Share Option Scheme and also the Rules of the Company's New Joiners Share Option Scheme; or

(iii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time,

shall not exceed the aggregate of:

(a) ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 5:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c) the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and

other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(6) "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally APPROVED;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 6:

(i) "Relevant Period" means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c) the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(7) "**THAT**, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby APPROVED AND AUTHORISED."

(8) "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Board of Directors of the power contained in Article 131 of the Articles of Association of the Company to offer ordinary shareholders the right to choose to receive new ordinary shares of HK$1.00 each in the capital of the Company, which are credited as fully paid up, instead of the whole or part of their cash dividend, in respect of some or all of the dividends (including, without limitation, any final and/or interim dividends) which may be declared or paid in the period up to and including the Annual General Meeting of the Company which is held in the fifth year after the date on which this ordinary Resolution 8 is passed (including, for the avoidance of doubt, any dividends which may be declared or paid in respect of the financial year ended 31st December, 2005), and to take all actions in connection therewith contemplated in Article 131, be and is hereby generally and unconditionally AUTHORISED AND APPROVED; and

(B) such power shall be exercised by the Board of Directors in accordance with Article 131 of the Articles of Association of the Company such that, amongst other things, a shareholder who accepts an offer to receive new ordinary shares will be entitled to receive ordinary shares the total relevant value of which is as near as possible to the value of the cash dividend he would otherwise have received, but not more than the value of such cash dividend, such relevant value being calculated in accordance with Article 131(b)."

To consider and, if thought fit, to pass with or without modification the following special resolution:

(9) "**THAT** the Articles of Association of the Company shall be amended as follows:

(A) in Article 96(a)(i), the amount "HK$3,000,000" shall be deleted and replaced with the amount "HK$6,000,000";

(B) (i) Article 2(c) shall be deleted and replaced with the following:

"Wherever any reference in the articles requires that a communication as between the Company, its directors or shareholders be effected in ***writing***, the requirement may (if not inconsistent with the context in which it appears) be satisfied by the communication being given in the form of an electronic record if the person to whom the communication is given consents to it being given to him in that form as permitted under all applicable laws, rules or regulations and the Listing Rules; and references in the articles to an address in relation to electronic communications include any number or address used for the purposes of such communications.".

(ii) Article 138 shall be amended by inserting a new paragraph (d) as follows:

"(d) by sending it using electronic communications to an address notified by the shareholder concerned to the Company for that purpose; or",

and the existing paragraph (d) shall be renumbered as paragraph (e).

(iii) Article 141 shall be amended by inserting a new paragraph (d) as follows:

"(d) If a notice or document is given by e-mail, it is treated as being delivered by transmitting the e-mail to the address provided by the intended recipient and shall be deemed to have been received on the day following that on which it was sent, and it shall not be necessary for the receipt of the e-mail to be acknowledged by the recipients.",

and the existing paragraph (d) shall be renumbered as paragraph (e)."

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 18th April, 2006

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)*, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Edward Ho Sing-tin, Lo Chung-hing, T. Brian Stevenson, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury), Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) and Commissioner for Transport (Alan Wong Chi-kong)

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*Registered Office:* MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

*Notes:*

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy must be delivered to the Company's registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company's registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. **Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.**

3. The register of members of the Company was closed from Monday, 3rd April, 2006 to Tuesday, 11th April, 2006 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:00 p.m. on Friday, 31st March, 2006.

4. The Board of Directors has recommended a final dividend for the year ended 31st December, 2005 (the "**Final Dividend**") of HK$0.28 per share and, if such dividend is declared by the shareholders by passing Resolution 2, it is expected to be paid on or about 27th June, 2006, to those shareholders whose names appeared on the Company's register of members on 11th April, 2006. In addition, a circular is being sent on or about 18th April, 2006 to shareholders whose names appeared on the register of members on 11th April, 2006 setting out the terms of the scrip dividend scheme in respect of the Final Dividend pursuant to which the Board of Directors proposes to offer shareholders whose names appeared on the register of members on 11th April, 2006 (except shareholders with registered addresses in the United States of America or any of its territories or possessions), subject to the Final Dividend being declared by the shareholders by passing Resolution 2, the right to choose to receive new shares in the Company instead of cash in respect of some or all of their Final Dividend.

5. In relation to Resolution 3, three Directors will retire from office at the meeting and will offer themselves for re-election. Dr. Raymond Ch'ien Kuo-fung, T. Brian Stevenson and Frederick Ma Si-hang will retire from office by rotation at the meeting pursuant to Articles 87 and 88 of the Company's Articles of Association, and will offer themselves for re-election.

6. In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the "**Listing Rules**") is set out in the Appendix to the document containing this notice.

7. By Resolutions 5 and 7, approval is being sought from shareholders, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to ten per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7. The members of the Board of Directors wish to state, however, that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is proposed to be offered; (ii) the Rules of the Company's New Joiners Share Option Scheme; or (iii) the Rules of the Company's Pre-Global Offering Share Option Scheme.

8. In relation to Resolution 8, the Board of Directors proposes to offer shareholders the right to choose to receive new shares in the Company instead of cash in respect of some or all of any dividend which may be declared or paid in the period up to and including the annual general meeting of the Company which is held in the fifth year after the date on which Resolution 8 is passed. The Directors' existing authority to exercise the power contained in Article 131 of the Articles of Association to offer shareholders a scrip dividend alternative in respect of some or all of the dividends declared or paid will lapse at the conclusion of the Annual General Meeting.

9. In relation to Resolution 9, approval is being sought from shareholders to amend the Articles of Association of the Company to (a) increase the cap on total fees paid to Directors for performing their services as Directors from HK$3,000,000 to HK$6,000,000 a year and (b) to permit the Company to disseminate its corporate communications to shareholders via electronic means where such shareholders have given an express, positive confirmation in writing that they wish to receive such communications in this manner. In this regard, the Company intends to write to shareholders later this year to ask whether they would like to receive all future corporate communications from the Company in electronic form. Notwithstanding the proposal outlined in (a) above, there is no current intention to increase the Directors' fees.

10. The Articles of Association adopted by the Company and delivered to (and registered by) the Registrar of Companies are in the English language. Accordingly, the special resolution set out in the above notice (Resolution 9) will, if passed, be passed in the English language. The translation into the Chinese language of the above notice (including the special resolution) is included in this document for information only.

**此乃要件，請即處理**

閣下如對本文件或應採取的行動有任何疑問，應諮詢 閣下的股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下全部地鐵有限公司（「本公司」）股份售出，應立即將本文件及隨附的代表委任表格以及（如適用）本公司的年報或本公司的財務摘要報告交予買主或承讓人，或送交經手買賣或轉讓的銀行、股票經紀或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司（「聯交所」）對本文件的內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或任何部份內容而產生或因倚賴該等內容引致的任何損失承擔任何責任。

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

# （地鐵有限公司）

（於香港成立之有限公司）

（股份代號：66）

## 建議授予發行及購回股份的一般授權、建議修改組織章程細則、更新以股代息計劃、重選董事及股東週年大會通告

本公司謹訂於二零零六年六月八日星期四上午十一時三十分假座香港金鐘道88號太古廣場萬豪酒店宴會廳（三樓）舉行股東週年大會，股東週年大會通告載於本文件內。**敬請注意，股東週年大會備有茶點招待。**

不論 閣下能否出席股東週年大會，務請細閱大會通告並盡早將隨附的代表委任表格按其上印列的指示填妥交回，惟無論如何須於股東週年大會指定舉行時間四十八小時前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。 閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會並於會上投票。

*本文件載有英文原文及中文譯本。如有歧義，概以英文原文為準。*

二零零六年四月十八日

MTR CORPORATION LIMITED
(地鐵有限公司)
(於香港成立之有限公司)
(股份代號：66)

*董事局：*
錢果豐博士 *(主席)* **
周松崗 *(行政總裁)*
張佑啟教授*
艾爾敦*
方敏生*
何承天*
盧重興*
施文信*
馬時亨(財經事務及庫務局局長) **
環境運輸及工務局局長(廖秀冬博士) **
運輸署署長(黃志光) **

*註冊辦事處：*
香港
九龍灣
德福廣場
地鐵大廈

* *獨立非執行董事*
** *非執行董事*

敬啟者：

## 建議授予發行及購回股份的一般授權、建議修改組織章程細則、更新以股代息計劃、重選董事及股東週年大會通告

本公司第六屆股東週年大會(「**股東週年大會**」)將於二零零六年六月八日星期四舉行，股東週年大會通告(「**通告**」)載於本文件內。隨附於本文件內包括一份代表委任表格及(如適用)本公司截至二零零五年十二月三十一日止年度的年報或財務摘要報告。將於股東週年大會上提呈的決議案載於股東週年大會通告內。

### 發行及購回股份的一般授權

在二零零五年六月二日舉行的本公司股東週年大會上，本公司當時的股東曾通過決議案，向董事局(「**董事局**」)授予一般授權，以發行及購買本公司股份。該等一般授權將於股東週年大會結束後失效。因此，股東週年大會上將提呈數項決議案，以重新取得該等一般授權。但本公司尋求股東通過之發行授權(定義見下文)為不超過本公司於決議案通過日期之已發行股本的百分之十，而非往年曾獲股東通過以及為香港聯合交易所有限公司證券上市規則(「**上市規則**」)所規定之上限的百份之二十。雖然過去曾獲授予百份之二十的發行授權，但從未被應用，因此現只尋求通過較少的發行授權即本公司於決議案通過日期之已發行股本的百份之十。有關決議案的概要如下：

- 一項普通決議案，以給予董事局一般性及無條件授權，於直至本公司下一屆股東週年大會結束為止的期間內(或決議案所載的較早期間內)分配、發行、授出、分派及以其他方式處理本公司的額外股份，惟此等股份數目不得超過本公司於通過決議案日期(根據決議案調整)的已發行股本的百分之十(「**發行授權**」)；
- 一項普通決議案，以給予董事局一般性及無條件授權，於直至本公司下一屆股東週年大會結束為止的期間內(或決議案所載的較早期間內)行使本公司一切權力購回不多於本公司於通過決議案日期的已發行股本的百分之十之本公司股份(「**購回授權**」)；及

- 在通過決議案授予發行授權及購回授權之條件下，通過一項普通決議案授權董事局就本公司所購回的本公司股本的面值總額，根據發行授權行使分配、發行、授出、分派及以其他方式處理本公司的額外股份的權力。

上述決議案的全文載於本文件中的股東週年大會通告內。此外，按照上市規則的規定，本文件附錄載有說明函件，以向閣下提供有關購回授權的必要資料。

**修改組織章程細則**

在股東週年大會上將提呈一項特別決議案（第9號決議案，其全文載於本文件中的股東週年大會通告內），其旨在修改本公司的組織章程細則（「**章程**」），以(a)將支付董事作為執行其董事職務的酬金總額之上限由每年港幣3,000,000元增加至每年港幣6,000,000元。儘管如此，本公司現時並無向上調整個別董事之酬金的意向。此提高容許的酬金總額上限的動議旨在給予日後改動董事人數及酬金總額之靈活性；及(b)准許本公司採用電子形式向其股東傳送公司通訊（當其股東已給予明確和正面的書面確認，表示擬按此種形式收取該通訊）。就此，在第9號(B)決議案於股東週年大會獲通過的前提下，本公司擬於本年較後時間以書面諮詢股東是否願意以電子形式收取所有本公司日後發出的公司通訊。

**更新以股代息計劃**

在二零零一年五月十七日舉行之本公司股東週年大會上，本公司當時的股東曾通過一項決議案，授權董事局行使章程第131條給予之權力，直至於該決議案通過日期後第五年舉行之本公司股東週年大會為止（包括該股東週年大會）之期間內為宣派或派付之部份或全部股息提供以股代息安排的選擇。董事提供以股代息選擇之權力將於本股東週年大會結束時終止。因此，將於股東週年大會上動議一項決議案，以重新授權董事局就直至於此決議案獲通過後第五年（即二零一一年）舉行之股東週年大會為止（包括該股東週年大會）之期間內宣派或派付之部份或全部股息提供以股代息選擇。若此項決議案獲通過，此授權將首次被應用於二零零六年中期股息。

**重選董事**

在股東週年大會上將有三位董事卸任，而且均會再次參選。根據本公司的章程第87及88條，錢果豐博士、施文信及馬時亨將在本屆股東週年大會上輪換卸任，而且均會再次參選。該三位董事的詳細資料如下：

**錢果豐博士**，現年五十四歲，於二零零三年七月獲委任為本公司非執行主席，任期三年。自二零零零年起擔任本公司董事。錢博士自一九九八年起為（本公司前身）法定公司地下鐵路公司董事局成員。作為本公司的非執行董事，錢博士並無特定任期，惟必須按章程第87及88條在本公司的股東週年大會上輪流卸任及重選。

錢博士現任 CDC Corporation（前稱 chinadotcom Corporation）及其附屬公司 China.com Inc.（前稱 hongkong.com Corporation）之主席，以及 HSBC Private Equity (Asia) Limited 非執行主席。並為滙豐控股有限公司、香港上海滙豐銀行有限公司、Inchcape plc、利亞零售有限公司、偉易達集團有限公司及九龍倉集團有限公司的董事局成員。錢博士為廉政公署貪污問題諮詢委員會主席、香港／歐盟經濟合作委員會主席、亞太經合組織商業諮詢委員會的香港區成員、以及香港工業總會名譽會長及前主席。一九九二年至一九九七年間，錢博士被委任為當時港英政府之行政局議員，及於一九九七年七月一日至二零零二年六月期間獲委任為中華人民共和國香港特別行政區（「**香港特區**」）行政會議成員。錢博士於一九九三年被委任為太平紳士，一九九四年獲頒 CBE 勳銜，一九九九年獲頒金紫荊星章。錢博士於一九七八年取得賓夕凡尼亞大學之經濟學博士學位。

於二零零六年四月六日（即本文件付印前的最後可行日期（「**最後可行日期**」）），按照本公司根據《證券及期貨條例》（「**證券及期貨條例**」）第352條的規定備存的登記冊的紀錄，錢博士概無擁有在本公司或其任何相聯法團的任何股份或相關股份或任何債權證中根據證券及期貨條例第XV部所指的權益及任何淡倉，亦沒有須依據《上市公司董事進行證券交易的標準守則》（「**標準守則**」）向本公司及聯交所具報的本公司或其任何相聯法團的任何股份或相關股份或任何債權證的權益及淡倉。

錢博士與本公司任何董事、高級管理層或主要股東或控股股東並無關連。

作為本公司的非執行董事，錢博士並無與本公司訂立任何服務合約。錢博士的酬金為港幣1,000,000元，該酬金由財政司司長法團（「**財政司司長法團**」）代表香港特區政府（「**政府**」）釐定。

**施文信**，現年六十一歲，自二零零二年十月起擔任本公司董事。作為本公司的非執行董事，施文信先生並無特定任期，惟必須按章程第87及88條在本公司的股東週年大會上輪流卸任及重選。

施文信先生現任香港上海滙豐銀行有限公司非執行董事、英國電訊之亞太諮詢委員會(Asia Pacific Advisory Board)成員、公務員敘用委員會成員及香港賽馬會董事。在此之前，施文信先生於一九八一年至一九九九年為香港安永會計師事務所高級合夥人。他於一九九一年至一九九七年出任香港會計師公會委員會成員，並於一九九六年成為該會會長。他為特許會計師、並持有格拉斯高大學及香港大學法律學位。

於最後可行日期，按照本公司根據證券及期貨條例第352條的規定備存的登記冊的紀錄，施文信先生擁有本公司4,585股股份。除上述所披露外，施文信先生概無擁有在本公司或其任何相聯法團的任何股份或相關股份或任何債權證中根據證券及期貨條例第XV部所指的權益及任何淡倉，亦沒有須依據標準守則向本公司及聯交所具報的本公司或其任何相聯法團的任何股份或相關股份或任何債權證的權益及淡倉。

施文信先生與本公司任何董事、高級管理層或主要股東或控股股東並無關連。

作為本公司的非執行董事，施文信先生並無與本公司訂立任何服務合約。施文信先生的酬金為港幣280,000元，該酬金由本公司董事局(「**董事局**」)釐定及與本公司支付予本公司其他董事的酬金一致。

作為一位擁有多元化商業及專業背景的獨立非執行董事，施文信先生向董事局提供其寶貴經驗，以提升公司及其股東的最佳利益。施文信先生連同各獨立非執行董事為確保董事局維護公司全體股東的利益，並客觀冷靜地考慮相關問題作出貢獻。公司已收到施文信先生根據上市規則要求，有關其獨立性之確認書，並繼續認定其獨立身份。

**馬時亨**，現年五十四歲，二零零二年七月一日出任政府財經事務及庫務局局長後，加入董事局為非執行董事。作為本公司的非執行董事，馬先生並無特定任期，惟必須按章程第87及88條在本公司的股東週年大會上輪流卸任及重選。

出任為政府財經事務及庫務局局長前，馬先生為電訊盈科有限公司集團財務總裁，亦為該集團執行董事兼執行委員會成員。馬先生在環球金融服務業累積了超過二十年經驗，曾在摩根大通私人銀行、美國大通銀行、熊谷組(香港)有限公司及加拿大多美年證券公司歷任要職。除擔任九廣鐵路公司、海洋公園公司及機場管理局董事局成員外，馬先生亦為香港國際主題樂園有限公司、香港按揭證券有限公司及強制性公積金計劃管理局的董事。馬先生於一九七三年畢業於香港大學，持有文學學士學位，主修經濟學與歷史。

於最後可行日期，按照本公司根據證券及期貨條例第352條的規定備存的登記冊的紀錄，馬先生概無擁有在本公司或其任何相聯法團的任何股份或相關股份或任何債權證中根據證券及期貨條例第XV部所指的權益及任何淡倉，亦沒有須依據標準守則向本公司及聯交所具報的本公司或其任何相聯法團的任何股份或相關股份或任何債權證的權益及淡倉。

除以上所披露外，馬先生與本公司任何董事、高級管理層或主要股東或控股股東並無關連。

作為本公司的非執行董事，馬先生並無與本公司訂立任何服務合約。馬先生的酬金為港幣230,000元，該酬金由董事局釐定及與本公司支付予本公司其他董事的酬金一致。

有關重選上述董事，並無任何須根據上市規則第13.51(2)(h)至(v)條的任何規定而披露的資料，或目前／曾經牽涉上述董事而須根據前述任何規定披露的任何事項，並且亦無需要告知本公司股東的任何其他事項。

**要求以投票方式表決所須遵循的程序**

根據章程，在任何股東大會上，如以舉手方式表決，每位親自出席的股東均可投一票，如以投票方式表決，則每一位親自出席的股東或受股東委託出席的代表可就該股東持有的每一股股份投一票。除非以投票方式表決的要求在大會主席宣布舉手表決的結果之時或之前被提出，否則提交股東大會表決的決議案應以舉手方式表決。以投票方式表決的要求可以由下列人士提出：

- 大會主席；
- 至少五位出席大會並有權表決的股東(包括代表)；
- 出席大會並有權表決(或代表有權表決的股東)及合共持有有權在大會上表決的所有股東(包括代表)可投的總票數至少百分之十的一位或以上的股東(包括代表)；或
- 持有容許其在大會上表決的股份並就該等股份繳付了總額佔賦予股東在大會上表決權的全部股份的已繳股款總數至少百分之十的股款的一位或以上的股東(包括其代表)。

**推薦意見**

董事局認為載於股東週年大會通告內的決議案，包括授予發行授權及購回授權的決議案，符合本公司及其全體股東的最佳利益。因此，董事局建議股東投票贊成該等決議案。作為本公司的主要股東並持有本公司已發行股本約百分之七十六的財政司司長法團已知會本公司，表示其打算投票贊成所有被提呈的決議案。

此致

本公司列位股東
並呈本公司全球發售前認股權計劃及
新入職僱員認股權計劃下之認股權持有人（僅供參考）

*主席*
**錢果豐博士**
謹啟

二零零六年四月十八日

此份致予地鐵有限公司(「**本公司**」)全體股東的說明函件，乃關乎將於二零零六年六月八日舉行的本公司股東週年大會上提呈，以供本公司股東考慮及酌情通過的有關授權本公司購買其本身股份(「**購回授權**」)的決議案(「**決議案**」)。本說明函件亦構成公司條例第49BA(3)條所規定的備忘錄。

**上市規則**

本說明函件載有香港聯合交易所有限公司證券上市規則(「**上市規則**」)規定的若干資料。上市規則規定在香港聯合交易所有限公司(「**聯交所**」)作第一上市的公司之一切證券購回，須藉通過普通決議案授予公司董事作出該等購回之一般授權或就特定交易給以特定批准予以事先批准。

購回證券時動用的資金須為根據公司組織文件及香港法律可合法用於此用途的資金。

現時建議為購回授權將授權本公司最多購回於有關決議案(「**決議案**」)通過日期本公司已發行股份(「**股份**」)的百分之十。於二零零六年四月六日，即在本文件付印前確定有關數字的最後可行日期(「**最後可行日期**」)，本公司的法定股本為6,500,000,000港元，而已發行股份的數目為5,482,393,939股，即已繳足股本為5,482,393,939港元。按已發行5,482,393,939股股份之基準計算(並假設於最後可行日期後至通過決議案日期止期間將不會發行或購回任何股份)，根據購回授權本公司將獲授權於購回授權生效期間購回最多548,239,393股股份。根據購回授權購回的任何股份必須為已繳足股款。

**購回股份的理由**

本公司董事局成員(「**董事局**」)及本公司執行總監會成員(「**執行總監會**」)相信自本公司股東取得一般授權以便董事局能夠在市場購回股份乃符合本公司及其股東的最佳利益。視乎當時市場情況及融資安排而定，該等購回可能提高(以每一股股份為基礎計算的)本公司及其資產淨值及／或其盈利，而該等購回僅會在董事局相信對本公司及其股東有利的情況下進行。

倘購回授權被全面行使，(與本公司截至二零零五年十二月三十一日止年度的年報內披露的狀況比較)可能會對本公司的營運資金或資本負債狀況造成重大不利影響。然而，董事局不打算行使購回授權至董事局對當時認為適合本公司的營運資金需要及資本負債水平造成重大不利影響的程度。

**權益披露**

董事局及執行總監會成員及(就其在作出一切合理查詢後所知)其任何聯繫人士現時均無意在本公司的股東批准購回授權後出售股份給本公司。

概無關連人士(定義見上市規則)已通知本公司其現時有意在購回授權獲得批准後出售股份給本公司或已承諾不會在購回授權獲得批准後向本公司出售其持有的任何股份。

**承諾**

董事局及執行總監會成員已向聯交所承諾在上市規則及香港的適用法律適用的範圍內按照上市規則及香港的適用法律行使購回授權。

**股份價格**

最後可行日期前十二個月份股份在聯交所的最高及最低成交價如下：

| | 最高<br>*(港元)* | 最低<br>*(港元)* |
|---|---|---|
| **二零零五年** | | |
| 四月 | 12.50 | 11.75 |
| 五月 | 14.40 | 12.35 |
| 六月 | 15.10 | 13.90 |
| 七月 | 16.40 | 14.50 |
| 八月 | 16.60 | 15.30 |
| 九月 | 16.30 | 15.35 |
| 十月 | 16.30 | 14.45 |
| 十一月 | 15.85 | 14.50 |
| 十二月 | 15.80 | 15.00 |
| **二零零六年** | | |
| 一月 | 16.60 | 15.05 |
| 二月 | 17.75 | 15.70 |
| 三月 | 18.45 | 16.60 |
| 四月* | 18.30 | 17.45 |

* *截至並包括最後可行日期。*

在最後可行日期前六個月內，本公司不曾（在聯交所或以其他方式）購回任何股份。

**收購守則的影響**

據董事局與執行總監會成員所知，全面行使購回授權在香港公司收購及合併守則下不會帶來任何影響。

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

# （地鐵有限公司）

（於香港成立之有限公司）

（股份代號：66）

茲通告地鐵有限公司（「本公司」）將於二零零六年六月八日星期四上午十一時三十分假座香港金鐘道88號太古廣場萬豪酒店宴會廳（三樓）舉行股東週年大會，以處理下列事務：

**普通事務**

(1) 省覽本公司截至二零零五年十二月三十一日止年度之經審核財務報表、董事局報告及核數師報告。

(2) 宣佈分派截至二零零五年十二月三十一日止年度的末期股息。

(3) 重選退任的董事局成員。

(4) 重新委任畢馬威會計師事務所為本公司核數師，並授權董事局釐定其酬金。

**特別事務**

考慮並酌情通過（無論有否修訂）下列普通決議案：

(5) 「**動議**：

(A) 在下文(B)段的規限下，一般及無條件地批准董事局於有關期間行使本公司一切權力以分配、發行、授出、分派及以其他方式處理額外股份及作出、發行或授出因而將須或可能須於有關期間或其後分配、發行、授出、分派或以其他方式處理股份的建議、協議、認股權、認股權證及其他證券；

(B) 除了在下列情況下：

(i) 供股；或

(ii) 依據當時採納的任何認股權計劃或類似安排向執行總監會成員及／或本公司及／或本公司任何附屬公司的高級職員及／或僱員授出或發行股份或購買股份的權利，包括但不限於依據本公司的全球發售前認股權計劃的規則及本公司的新入職僱員認股權計劃的規則進行者；或

(iii) 根據本公司所發行的任何認股權證或可轉換為股份的任何證券的條款行使認購權或換股權；或

(iv) 依據按本公司當時的公司組織章程細則作出的任何以股代息或類似安排，配發股份以代替股份的全部或部份股息，

根據上文(A)段之批准由董事局（不論根據認股權、換股權或在其他情況下）分配、發行、授出、分派或以其他方式處理或有條件或無條件同意分配、發行、授出、分派或以其他方式處理的股本面值總額不得超過下列兩項之總和：

(a) 於本第5號決議案通過日期本公司已發行股本面值總額的百分之十；及

(b) （倘董事局獲本公司股東另行通過決議案授權）本公司於本第5號決議案通過後購回的本公司股本面值總額（最多相等於在本第5號決議案通過日期本公司已發行股本面值總額的百分之十），

而上述批准將按此而受限制；及

(C) 就本第5號決議案而言：

(i) 「有關期間」指由本第5號決議案通過之日（包括該日）起至下列情況中較先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本第5號決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；

(ii) 「供股」指於董事局訂定的期間向於指定記錄日期名列股東名冊的股份持有人（及名列於有關名冊的本公司認股權證持有人及其他附帶認購或購買本公司股份的權利的證券的持有人（如適用））按彼等當時持有該等股份（及該等認股權證及其他證券（如適用））的比例要約發售股份（惟董事局有權就零碎股份或根據

適用於本公司的任何司法管轄區或地區之法律下的任何法定或實務限制或責任或任何認可監管機構或任何證券交易所的規定而作出其認為必要或權宜的除外或其他安排)；及

(iii) 「股份」指本公司股本中所有類別的股份及附有認購或購買本公司股份的權利的認股權證及其他證券。」

(6) 「**動議**：

(A) 在下文(B)段的規限下，一般及無條件地批准董事局於有關期間行使本公司一切權力，以根據所有適用法律，包括香港公司股份購回守則及香港聯合交易所有限公司證券上市規則(如經修改，則以修訂本為準)，在香港聯合交易所有限公司(「**聯交所**」)或股份上市並獲證券及期貨事務監察委員會及聯交所認可的任何其他證券交易所購買股份；

(B) 根據上文(A)段的批准購買或有條件或無條件同意購買的股份面值總額不得超過本第6號決議案通過日期本公司已發行股本面值總額的百分之十，而上述批准將按此而受限制；及

(C) 就本第6號決議案而言：

(i) 「有關期間」指由本第6號決議案通過之日(包括該日)起至下列情況中較先發生者發生時為止的一段期間：

(a) 本公司下一屆股東週年大會結束；

(b) 按本公司的公司組織章程細則或法例規定本公司須舉行下一屆股東週年大會的期限屆滿；及

(c) 本第6號決議案所授予的權力經本公司股東在股東大會上通過普通決議案予以撤銷或更改；及

(ii) 「股份」指本公司股本中所有類別的股份及附有認購或購買本公司股份的權利的認股權證及其他證券。」

(7) 「**動議**，倘若通過了第5及第6號決議案，批准及授權董事局就第5號決議案(B)段中的(b)分段所述的本公司的股本行使第5號決議案(A)段所述的權力。」

(8) 「**動議**：

(A) 在下文(B)段的規限下，一般及無條件地批准董事局行使公司組織章程細則第131條之權力，向股東提呈就在直至於此8號普通決議案通過日期後第五年舉行之本公司股東週年大會為止(包括該股東週年大會)之期間內(為免疑問，包括任何就二零零五年十二月三十一日止財政年度宣派或派付之股息)宣派或派付之部份或全部股息(包括但不限於任何末期及／或中期股息)選擇收取面值港幣1元之(已繳足股款的)新股以代替全部或部份現金股息之權利，及採取任何章程第131條相關的行動；

(B) 董事局應按照公司組織章程細則第131條行使該權力以至於包括，選擇收取新股的股東有權收取之股份之有關價值總額將盡可能接近其選擇收取新股之有關股份所原應收取之現金股息總額，惟不超於該現金股息之價值，而有關價值按照章程第131(b)條計算。」

考慮並酌情通過(無論有否修訂)以下特別決議案：

(9) 「**動議**對公司組織章程細則作如下修改：

(A) 將第96(a)(i)條中金額「港幣3,000,000元」刪除並以「港幣6,000,000元」取代之；

(B) (i) 將第2(c)條刪除並以下文取代之：

「凡於章程內有任何就本公司、其董事或股東之間以***書面***形式溝通的規定，(如非違背原文意思)可以電子記錄作為通訊方式達到該等要求(在訊息接收者同意及遵照所有適用法律、法則及規定以及上市規則以該種方式通訊的前提下)；並且章程中就電子傳訊而言所指之地址包括任何作此等通訊用途之號碼及地址。」

(ii) 於第138條加入(d)段：

「(d) 以電子傳訊發送至股東就其作此用途通知本公司的地址；或」，

並將原有(d)段從新編號為(e)段。

(iii) 於第141條加入(d)段：

「(d) 如通告或文件以電郵發出，發送電郵至屬意的收件人提供之地址將被視為送達該通告或文件，而發送翌日將被視為該通告或文件已被收取，無需收件人就收取電郵作出確認。」，

並將原有(d)段從新編號為(e)段。」

承董事局命
*公司秘書*
**杜禮**

香港，二零零六年四月十八日

*董事局成員*：錢果豐博士 *(主席)*、周松崗 *(行政總裁)*、張佑啟教授、艾爾敦、方敏生、何承天、盧重興、施文信、馬時亨(財經事務及庫務局局長)、環境運輸及工務局局長(廖秀冬博士)及運輸署署長(黃志光)

*執行總監會成員*：周松崗、柏立恒、陳富強、何恆光、梁國權、龍家駒、麥國琛及杜禮

*註冊辦事處*：香港九龍灣德福廣場地鐵大廈

*附註*：

1. 凡有權出席以上述通告召開的會議並在會上表決的股東均有權委派一或兩名代表代其出席會議並在投票表決時代其投票。代表毋須是本公司的股東。

2. 代表委任表格須於股東週年大會或其延會舉行時間48小時前(或進行投票表決時間24小時前(如投票表決並非在大會或延會舉行當日進行))交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽署該表格的授權書或其他授權文件(或經公證人簽署證明的副本或正式複本)，必須連同代表委任表格送交本公司之股份過戶登記處，除非該授權書已向本公司登記，則毋須提交。以電子或任何其他數據傳輸方式送交的代表委任表格將不獲接納。 **閣下填妥及交回代表委任表格後，屆時仍可親自出席股東週年大會或其任何延會並在會上投票。**

3. 本公司的股東名冊於二零零六年四月三日星期一至二零零六年四月十一日星期二(包括首尾兩日)期間暫停辦理本公司股份過戶登記手續。若要符合收取建議分派的末期股息的資格，所有過戶文件連同有關的股票必須在二零零六年三月三十一日星期五下午四時正前交給本公司的股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712—1716室。

4. 董事局已建議分派截至二零零五年十二月三十一日止年度末期股息每股0.28港元(「**末期股息**」)。如該股息經股東通過第2號決議案予以宣派，股息預期將於二零零六年六月二十七日或該日前後支付予於二零零六年四月十一日名列本公司股東名冊的股東。此外，本公司於二零零六年四月十八日或該日前後向於二零零六年四月十一日名列股東名冊的股東寄發通函，其中載有關於末期股息的以股代息計劃的條款。依據該計劃，在末期股息經股東通過第2號決議案予以宣派的前提下，董事局擬向於二零零六年四月十一日名列股東名冊的股東(凡註冊地址在美國或其任何地區或屬地之股東除外)提呈就其部份或全部末期股息選擇收取本公司的新股以代替現金的權利。

5. 就第3號決議案而言，三位董事將在大會上卸任，而且均會再次參選。根據本公司的公司組織章程細則第87及88條，錢果豐博士、施文信及馬時亨將在大會上輪換卸任，而且均會再次參選。

6. 就第6號決議案而言，(按照香港聯合交易所有限公司證券上市規則(「**上市規則**」)的規定)一份說明函件載於包含本通告的文件的附錄。

7. 第5及7號決議案旨在遵照公司條例(香港法例第32章)第57B條及上市規則取得股東的一般授權，以便在本公司適宜發行任何新股時董事局可有分配及發行數量最多相當於本公司已發行股本的百分之十連同本公司根據第6號決議案所述的一般授權購回的股份數量的新股的靈活性及酌情決定權(詳情見第5、6及7號決議案)。然而，董事局成員欲聲明，除了根據(i)建議提供的以股代息選擇；(ii)本公司的新入職僱員認股權計劃的規則；或(iii)本公司的全球發售前認股權計劃的規則進行者以外，他們現時並無計劃發行本公司的任何新股。

8. 就第8號決議案而言，董事局動議向股東提供就在直至於該決議案通過日期後第五年舉行之本公司之股東週年大會為止(包括該股東週年大會)之期間內宣派或派付之部份或全部股息選擇收取新股代替現金之權利。董事現行按組織章程細則第131條以提供股東就部份或全部宣派或派付的股息作以股代息安排的選擇的權力將於本股東週年大會結束時終止。

9. 就第9號決議案而言，本公司尋求股東通過修改公司組織章程細則(a)將支付董事作為執行其董事職務的酬金總額之上限由每年港幣3,000,000元增加至每年港幣6,000,000元及(b)准許本公司採用電子形式向其股東傳送公司通訊(當其股東已給予明確和正面的書面確認，表示擬按此種形式收取該通訊)。就此，本公司擬於本年較後時間以書面諮詢股東是否願意以電子形式收取所有本公司日後發出的公司通訊。儘管上述(a)之建議，本公司現時並無向上調整董事之酬金的意向。

10. 本公司採納及提交公司註冊處處長(並經公司註冊處處長登記)的組織章程細則是採用英文的。因此，載於以上通告的特別決議案(第9號決議案)如果獲得通過，獲通過的將會是英文本。本文件中包含的以上通告(包括該特別決議案)的中文譯本僅供參考。

PART 1 - YOUR DETAILS

| BOX A | NAME(S) AND ADDRESS OF REGISTERED SHAREHOLDER(S) |
|---|---|
| | RECEIVED<br>JUN 19 A 4:53 |

| BOX B | NUMBER OF SHARES HELD AT RECORD DATE, 11TH APRIL, 2006 | |
|---|---|---|

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ELECTION FORM, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ELECTION FORM.**

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED (the "Company")

# (地鐵有限公司)

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

**SCRIP DIVIDEND SCHEME (the "Scheme")**

## ELECTION FORM

**PART 2 - CASH DIVIDEND ONLY**

If you wish to receive only cash for the final dividend for the year ended 31st December, 2005 (the "2005 Final Dividend") and for future final and interim dividends declared after the 2005 Final Dividend, you do not need to take any action. Therefore, please DO NOT return this Election Form.

(If you wish to receive only cash for the 2005 Final Dividend and you wish to elect to receive only extra shares of HK$1.00 each in the Company credited as fully paid (the "New Shares") for future final and interim dividends declared after the 2005 Final Dividend for which a scrip alternative is available, you should enter a tick (✓) in Box D and in Box E and SIGN, DATE and RETURN this Election Form.)

**PART 3 - SCRIP DIVIDEND ONLY**

If you wish to receive only New Shares for the 2005 Final Dividend, please just SIGN, DATE and RETURN this Election Form.

(If you wish to receive only New Shares for the 2005 Final Dividend and you wish to elect to receive only New Shares for future final and interim dividends declared after the 2005 Final Dividend for which a scrip alternative is available, you should also enter a tick (✓) in Box D.)

**PART 4 - PART CASH DIVIDEND AND PART SCRIP DIVIDEND**

If you wish to receive your entitlement to the 2005 Final Dividend partly in cash and partly in New Shares, please ENTER in Box C the number of shares which you held on the Record Date, 11th April, 2006 for which you require the 2005 Final Dividend to be paid in New Shares. Then SIGN, DATE and RETURN this Election Form.

(**You cannot complete Box C and enter a tick (✓) in Box E. If you do so, your tick (✓) in Box E will be deemed invalid.** If you sign this Election Form without completing Box C and you do not enter a tick (✓) in Box E, or if you elect to receive New Shares in respect of a greater number of shares than your registered holding on the Record Date, 11th April, 2006, you will be deemed to have elected to receive only New Shares in respect of ALL the shares registered in your name on the Record Date, 11th April, 2006. Therefore, you will receive only New Shares for the 2005 Final Dividend.)

| BOX C | NUMBER OF SHARES HELD AT RECORD DATE, 11TH APRIL, 2006 FOR WHICH 2005 FINAL DIVIDEND IS TO BE PAID IN NEW SHARES | |
|---|---|---|

**PART 5 - FUTURE SCRIP DIVIDENDS DECLARED AFTER THE 2005 FINAL DIVIDEND**

If you wish to receive, in respect of ALL shares registered in your name on the relevant record date(s), only New Shares instead of cash for future final and interim dividends declared after the 2005 Final Dividend for which a scrip alternative is available, please ENTER a tick (✓) in Box D. If you have entered a tick (✓) in Box D and you wish to receive only cash for the 2005 Final Dividend, please also ENTER a tick (✓) in Box E. Then SIGN, DATE and RETURN this Election Form.

(You cannot choose to receive your future dividend entitlements partly in cash and partly in New Shares. Therefore, if you enter a tick (✓) in Box D, unless and until you cancel such election by notice in writing to the Company's Registrar, you will receive only New Shares for future final and interim dividends declared after the 2005 Final Dividend for which a scrip alternative is available for all of the shares registered in your name on the relevant record date(s), without having to complete any further Election Forms. **You cannot enter a tick (✓) in Box E and complete Box C. If you do so, your tick (✓) in Box E will be deemed invalid.**)

| BOX D | ELECTION FOR NEW SHARES FOR FUTURE DIVIDENDS | |
|---|---|---|

| BOX E | ELECTION FOR CASH ONLY FOR 2005 FINAL DIVIDEND | |
|---|---|---|

TO THE BOARD OF DIRECTORS OF MTR CORPORATION LIMITED (地鐵有限公司):

I/We, the undersigned and above-named shareholder(s), give notice that the 2005 Final Dividend should be paid in accordance with the instructions given above, subject to the terms and conditions set out in the document dated 18th April, 2006 and the Memorandum and Articles of Association of the Company. If so indicated in Box D above, I/we wish this election to apply to my/our entire holding on the relevant record date(s) (to fall after the Record Date of 11th April, 2006 for the 2005 Final Dividend), for and on the same terms as subsequent offers made to other shareholders, until revoked in writing by me (or my personal representatives)/us (or the personal representatives of the last of us to die).

SIGNED (usual signature(s))

(1) .................... (2) .................... (3).................... (4) ....................

Daytime telephone number (if any): .................... Date: .................... 2006.

**In the case of joint holders, all must sign.**
**In the case of a corporation, this form should be signed on its behalf by a duly authorised officer whose office should be stated.**

THIS ELECTION FORM IS FOR THE USE ONLY OF THE SHAREHOLDER(S) NAMED IN BOX A. THE RIGHT TO NEW SHARES INSTEAD OF THE WHOLE OR PART OF CASH DIVIDENDS IS NON-TRANSFERABLE. IF YOU ARE NOT A "QUALIFYING SHAREHOLDER" (AS DEFINED IN THE DOCUMENT IN RELATION TO THE SCHEME DATED 18TH APRIL, 2006) YOU SHOULD NOT COMPLETE THIS ELECTION FORM AND, IF YOU DO SO, SUCH ELECTION FORM WILL BE VOID AND OF NO EFFECT.

CERTIFICATES AND/OR CHEQUES FOR DIVIDEND ENTITLEMENTS WILL BE SENT BY ORDINARY POST TO THE SHAREHOLDER(S) AND AT THE SHAREHOLDERS' RISK TO THE ADDRESS STATED ABOVE.

WHERE APPLICABLE, THIS FORM SHOULD BE RETURNED TO THE COMPANY'S REGISTRAR, COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED, 46TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG TO ARRIVE **NOT LATER THAN 4:00 P.M. ON 18TH MAY, 2006. WHERE APPLICABLE, IF THIS ELECTION FORM IS NOT COMPLETED CORRECTLY AND RETURNED BY SUCH TIME, ALL OF YOUR 2005 FINAL DIVIDEND WILL BE PAID IN CASH AND ANY ELECTION YOU MAY HAVE MADE TO RECEIVE NEW SHARES FOR FUTURE DIVIDENDS DECLARED AFTER THE 2005 FINAL DIVIDEND FOR WHICH A SCRIP ALTERNATIVE IS AVAILABLE WILL BE OF NO EFFECT. THE DECISION OF THE COMPANY IN ANY DISPUTE RELATING TO THE SCHEME SHALL BE CONCLUSIVE AND BINDING.**

229698

**第一部份－閣下之個人資料**

| A欄 | 登記股東之姓名和地址 |
|---|---|
| | |

| | B欄 | 在記錄日期（即二零零六年四月十一日）持有之股份數目 | |

**此乃要件　請即處理**

香港聯合交易所有限公司對本選擇表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本選擇表格全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED（「本公司」）

# （地鐵有限公司）

（於香港成立之有限公司）

（股份代號：66）

## 以股代息計劃（「該計劃」）
## 選擇表格

**第二部份－只收取現金股息**

閣下如欲只以現金方式收取截至二零零五年十二月三十一日止年度之末期股息（「二零零五年度末期股息」）及繼二零零五年度末期股息之後宣派之末期及中期股息，則　閣下毋須採取任何行動。因此，請不要交回本選擇表格。

（閣下如欲只以現金方式收取二零零五年度末期股息，並選擇日後在有以股代息選擇之情況下只以收取入帳列為已繳足股款之本公司每股面值1.00港元之額外股份（「新股」）方式收取繼二零零五年度末期股息之後宣派之末期及中期股息，則　閣下應在D欄及E欄劃上（✓）號，並在本選擇表格上簽名及註明日期，然後交回本選擇表格。）

**第三部份－只收取代息股份**

閣下如欲只以收取新股方式收取二零零五年度末期股息，只須在本選擇表格上簽名及註明日期，然後交回本選擇表格。

（閣下如欲只以收取新股方式收取二零零五年度末期股息，並選擇日後在有以股代息選擇之情況下只以收取新股方式收取繼二零零五年度末期股息之後宣派之末期及中期股息，則　閣下亦應在D欄劃上（✓）號。）

**第四部份－部份收取現金股息及部份收取代息股份**

閣下如欲以部份收取現金及部份收取新股方式收取　閣下應收之二零零五年度末期股息，請在C欄填寫　閣下欲以收取新股方式收取二零零五年度末期股息之有關股份數目（該等股份須為　閣下在記錄日期（即二零零六年四月十一日）所持有者），然後在本選擇表格上簽名及註明日期，並交回本選擇表格。

| | | |
|---|---|---|
| C欄 | 欲以收取新股方式收取二零零五年度末期股息之有關股份數目（該等股份須為　閣下在記錄日期（即二零零六年四月十一日）所持有者） | |

**（閣下不得同時填寫C欄及在E欄劃上（✓）號。倘若　閣下這樣做，E欄之（✓）號將被視為無效。**倘若　閣下簽署本選擇表格而既無填寫C欄，又無在E欄劃上（✓）號，或倘若　閣下選擇收取新股之有關股份數目超過在記錄日期（即二零零六年四月十一日）登記在　閣下名下之股份數目，則　閣下將被視為就在記錄日期（即二零零六年四月十一日）登記在　閣下名下之所有股份選擇了只收取新股。因此，　閣下將只會收到新股作為二零零五年度末期股息。）

**第五部份－繼二零零五年度末期股息之後宣派之有以股代息選擇之股息**

閣下如欲就在有關記錄日期登記在　閣下名下之所有股份在有以股代息選擇之情況下只以收取新股而不收取現金之方式收取繼二零零五年度末期股息之後宣派之末期及中期股息，請在D欄劃上（✓）號。倘若　閣下在D欄劃上（✓）號，並希望只以現金方式收取二零零五年度末期股息，亦請在E欄劃上（✓）號。然後，請在本選擇表格上簽名及註明日期，並交回本選擇表格。

| | | |
|---|---|---|
| D欄 | 選擇以收取新股方式收取日後之股息 | |

（閣下不得選擇以部份收取現金及部份收取新股方式收取日後之股息。因此，倘若　閣下在D欄劃上（✓）號，除非及直到　閣下向本公司之股份過戶登記處發出書面通知取消這項選擇，在繼二零零五年度末期股息之後宣派之末期及中期股息有以股代息選擇之情況下，就在有關記錄日期登記在　閣下名下之所有股份，　閣下將只會收到新股而毋須另外填寫任何選擇表格。**閣下不得同時在E欄劃上（✓）號及填寫C欄。倘若　閣下這樣做，E欄之（✓）號將被視為無效。**）

| | | |
|---|---|---|
| E欄 | 選擇只以收取現金方式收取二零零五年度末期股息 | |

致地鐵有限公司董事局：

本人／吾等，即下方簽署人及上述股東，茲通知董事局二零零五年度末期股息應按照上述指示並遵照於二零零六年四月十八日發出之文件所載之條款及條件及本公司之組織章程大綱及細則派付。倘若本人／吾等在D欄表示選擇以收取新股方式收取日後之股息，本人／吾等希望此項選擇按照與今後向其他股東提呈者相同之條款適用於本人／吾等在（二零零五年度末期股息之記錄日期，即二零零六年四月十一日以後）各有關記錄日期持有之全部股份，直至本人（或本人之遺產代理人）／吾等（或吾等當中最後去世者之遺產代理人）以書面形式撤銷此項選擇為止。

簽名（慣常簽名）

(1) ........................ (2) ........................ (3) ........................ (4) ........................

日間電話號碼（如有）：........................　　日期：二零零六年 ............ 月 ............ 日

**如屬聯名持有人，所有持有人均須簽名。**

**如屬公司，則本表格須由其正式授權之職員代為簽署，另須註明簽名職員之職位。**

本選擇表格只供A欄指明之股東使用。收取新股以代替全部或部份現金股息之權利不得轉讓。如　閣下並非「合資格股東」（定義見於二零零六年四月十八日發出與該計劃有關之文件），　閣下不應填寫本選擇表格，而倘若　閣下這樣做，　閣下所填寫之選擇表格將會無效。

與應收股息有關之股票及／或支票將以平郵方式寄往股東之上列地址，郵誤風險由股東承擔。

**如適用，本表格應在二零零六年五月十八日下午四時正前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。如適用，倘未有正確填寫及在上述時間前交回本選擇表格，　閣下之二零零五年度末期股息將全部以現金派付，而　閣下作出欲就繼二零零五年度末期股息之後宣派之股息在有以股代息選擇之情況下收取新股之任何選擇將會無效。在發生與該計劃有關之任何爭議時，本公司之決定將不可推翻並具有約束力。**

MTR Corporation

# MTR CORPORATION LIMITED（地鐵有限公司）
**(Stock Code: 66)**

## PROXY FORM

**Form of proxy for use by shareholders at the Annual General Meeting of the Company on 8th June, 2006 and at any adjournment thereof**

I/We (Note 1) ______________________________

of (Note 2) ______________________________

being the registered holder(s) of (Note 3) ______________ ordinary shares of HK$1.00 each in the capital of MTR Corporation Limited ( 地鐵有限公司 ) (the "**Company**"), hereby appoint the Chairman of the meeting (Notes 4 and 5) or ______________ of ______________ and/or ______________ of ______________

to act as my/our proxy to attend and, on a poll, vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 8th June, 2006 at 11:30 a.m. and at any adjournment thereof (and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company). (Note 6)

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the meeting. *Please indicate how you wish your vote(s) to be cast on a poll by ticking the appropriate box next to each resolution.* (Note 7)

| **Ordinary Resolutions** | **For** | **Against** |
|---|---|---|
| 1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2005. | | |
| 2. To declare a final dividend for the year ended 31st December, 2005. | | |
| 3. (a) To re-elect Dr. Raymond Ch'ien Kuo-fung as a member of the Board of Directors of the Company. | | |
| (b) To re-elect Frederick Ma Si-hang as a member of the Board of Directors of the Company. | | |
| (c) To re-elect T. Brian Stevenson as a member of the Board of Directors of the Company. | | |
| 4. To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration. | | |
| 5. Special business: To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).* | | |
| 6. Special business: To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.* | | |
| 7. Special business: Conditional on the passing of Resolutions 5 and 6, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under Resolution 5 in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.* | | |
| 8. Special business: To authorise the Board of Directors to exercise the power contained in Article 131 of the Company's Articles of Association to offer a scrip dividend alternative in respect of dividends declared or paid during the period up to and including the Company's annual general meeting held in the fifth year after the date on which the resolution was passed.* | | |
| **Special Resolution** | **For** | **Against** |
| 9. (a) Special business: To amend the Articles of Association of the Company to increase the cap on total fees paid to Directors for performing their services as Directors from HK$3,000,000 a year to HK$6,000,000 a year.* | | |
| (b) Special business: To amend the Articles of Association of the Company to permit the Company to disseminate its corporate communications to shareholders via electronic means.* | | |

Signature ______________ (Note 8)    Dated ______________, 2006

*NOTES:*

1. Full name(s) to be inserted in **BLOCK CAPITALS**.
2. Full address(es) to be inserted in **BLOCK CAPITALS**.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person to represent you.
5. As a matter of law, you have the right to appoint separate proxies to represent respectively such number of the shares you hold as you may specify in this proxy form; but the number of proxies so appointed must not exceed two. You are entitled to appoint a proxy of your own choice. If a proxy (or proxies) other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. Any changes should be initialled.
6. The person appointed as proxy may exercise all the rights conferred on proxies under law, regulation or the Articles of Association of the Company.
7. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his discretion as to whether he votes and, if so, how and, unless instructed otherwise, he may also vote or abstain from voting as he thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
8. This proxy form must be signed and dated by the shareholder or his attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholdings, any one shareholder may sign this proxy form. The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.
9. To be valid, this proxy form must be completed and delivered to the Company's Registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company's Registrar with this proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered.
10. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

* *The full text of the Resolution is set out in the Notice of the Annual General Meeting.*

.......................(please tear here).......................

# MTR CORPORATION LIMITED（地鐵有限公司）

## ATTENDANCE FORM

Annual General Meeting of the Company to be held at The Ballroom (3/F), JW Marriott Hotel, Pacific Place, 88 Queensway, Hong Kong on Thursday, 8th June, 2006 at 11:30 a.m. If you wish to attend, please sign this attendance form, bring it with you and hand it in on arrival. This will facilitate entry to the Annual General Meeting.

______________
Signature

MTR Corporation

## MTR CORPORATION LIMITED（地鐵有限公司）

（股份代號：66）

## 代表委任表格

### 適用於本公司在二零零六年六月八日舉行的股東週年大會及其任何延會之股東代表委任表格

本人／吾等（附註1）______________________________

地址為（附註2）______________________________

為地鐵有限公司（「本公司」）股本中每股面值1.00港元的普通股份（附註3）______________________________

股的登記持有人，茲委任大會主席（附註4和附註5）或

______________________________ 地址為 ______________________________ 與／或

______________________________ 地址為 ______________________________

為本人／吾等的代表，代表本人／吾等出席本公司訂於二零零六年六月八日上午十一時三十分舉行的股東週年大會及其任何延會，並在大會及其任何延會上代表本人／吾等投票表決（及行使法律、規例及本公司組織章程細則賦予代表的一切權利）。（附註6）

本人／吾等希望本人／吾等的代表按以下指示就將於大會上提呈的各項決議案投票。*請於下列各項決議案旁邊的適當空格內劃上「✔」號，以顯示　閣下的投票意向。*（附註7）

| 普通決議案 | 贊成 | 反對 |
|---|---|---|
| 1.　省覽本公司截至二零零五年十二月三十一日止年度之經審核財務報表、董事局報告及核數師報告。 | | |
| 2.　宣佈分派截至二零零五年十二月三十一日止年度的末期股息。 | | |
| 3.　(a)　重選錢果豐博士為本公司董事局成員。 | | |
| 　　(b)　重選馬時亨為本公司董事局成員。 | | |
| 　　(c)　重選施文信為本公司董事局成員。 | | |
| 4.　重新委任畢馬威會計師事務所為本公司核數師，並授權董事局釐定其酬金。 | | |
| 5.　特別事務：向董事局授予一般授權，以分配、發行、授出、分派及以其他方式處理本公司的額外股份，該等額外股份的數量不得超過此項決議案通過日期本公司已發行股本的百分之十（可予調整）。* | | |
| 6.　特別事務：向董事局授予一般授權，以購回本公司的股份，所購回的股份不得超過此項決議案通過日期本公司已發行股本的百分之十。* | | |
| 7.　特別事務：在第5及6號決議案獲得通過的條件下，授權董事局就本公司所購回的本公司股本面值總額，根據第5號決議案行使分配、發行、授出、分派及以其他方式處理本公司的額外股份的權力。* | | |
| 8.　特別事務：授權董事局行使組織章程細則第131條之權力向股東提供就在直至於此項決議案通過日期後第五年舉行之本公司股東週年大會為止（包括該股東週年大會）之期間內宣派或派付之股息有以股代息的選擇。 | | |
| **特別決議案** | **贊成** | **反對** |
| 9.　(a)　特別事務：修改本公司的組織章程細則，將支付董事作為執行其董事職務的酬金總額之上限由每年港幣3,000,000元增加至每年港幣6,000,000元。 | | |
| 　　(b)　特別事務：修改本公司的組織章程細則以准許本公司採用電子形式向其股東傳送公司通訊。 | | |

簽名 ______________________________（附註8）　　　　日期：二零零六年 __________ 月 __________ 日

附註：

1. 請用正楷填上姓名。
2. 請用正楷填上地址。
3. 請填上以　閣下名義登記的股份數目。如未有填上股數，則本代表委任表格將被視為與全部以　閣下名義登記的本公司股份有關。
4. 凡有權出席大會並在會上投票的股東均有權委派一位或兩位代表出席，並在進行投票表決時代其投票。受委代表毋須為本公司股東，惟須親自代表　閣下出席大會。
5. 根據法例，　閣下有權委任獨立代表以分別代表　閣下於代表委任表格內指定的股份數目，惟所委任的代表不得超過兩位。　閣下有權選擇　閣下的委任代表。如欲委任大會主席以外的人士出任代表，請刪除「大會主席」等字，並在適當空位上填上欲委任的代表（或超過一位委任代表）的姓名及地址。任何改動必須由簽署人簡簽示可。
6. 獲委任為代表的人士可行使法律、規例或本公司組織章程細則賦予代表的一切權利。
7. 如　閣下並無在代表委任表格上作出具體投票指示，獲委任為　閣下代表的人士可自行酌情決定是否投票及（倘投票）如何投票，而除另有指示外，該代表亦可自行酌情就於大會上適當提出的任何其他事項（包括對決議案的修改）投票或放棄投票。
8. 本代表委任表格必須由　閣下或　閣下以書面正式授權的人士簽署並註明日期。如股東為一間公司，則代表委任表格須加蓋法團印章或由公司正式授權人親筆簽署。如屬聯名股東，任何一位聯名股東均可簽署代表委任表格，惟若親自或委派代表出席的聯名股東多於一人，則由較優先的聯名股東所作出的表決，不論是親自或由代表作出的，須被接受為代表其餘聯名股東的唯一表決。（就此而言，股東的優先次序須按股東名冊內與有關股份相關的聯名股東排名先後而定。）
9. 代表委任表格須於大會或其延會舉行時間48小時前（或進行投票表決時間24小時前（如投票表決並非在大會或其延會舉行當日進行））填妥並交回本公司的股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓，方為有效。倘若代表委任表格乃經授權簽署，據以簽署表格的授權書或其他授權文件（或經由公證人簽署證明的副本或正式複本），必須連同本代表委任表格送交本公司的股份過戶登記處，除非該授權書已向本公司登記，則毋須提交。
10. 填妥及交回本代表委任表格並不影響　閣下出席大會並於會上投票的權利。

* *決議案全文載於股東週年大會通告內。*

……………………（請撕下出席表）…………………… ✂

## MTR CORPORATION LIMITED（地鐵有限公司）

## 出席表

本公司謹訂於二零零六年六月八日星期四上午十一時三十分假座香港金鐘道88號太古廣場萬豪酒店宴會廳（三樓）舉行股東週年大會。

倘　閣下擬出席大會，請簽署並於抵達會場時遞交本出席表，以便安排股東進入股東週年大會會場。

______________________________

簽名

地鐵公司
MTR Corporation

18th April, 2006

Dear Sir or Madam,

**MTR Corporation Limited ( 地 鐵 有 限 公 司 ) (the "Company")**
**(Stock Code: 66)**
**2005 Annual Report ("AR") and Summary Report ("SR")**

***To those shareholders who have received either the English or the Chinese version of the AR or the SR:***

Each of the AR and the SR has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete either Part A or Part B of the request form below and send it to the Company's share registrar, Computershare Hong Kong Investor Services Limited, using the enclosed postage-prepaid envelope.

***To those shareholders who have chosen to rely on the AR and the SR posted on the Company's website in lieu of printed copies of those documents and to receive by post a printed copy of the notification of the publication of those documents on the Company's website:***

The AR and the SR are now available (in both English and Chinese versions) on the Company's website at www.mtr.com.hk. You may access those documents by clicking the cover of the AR and/or the cover of the SR in a separate window on the home page of the Company's website.

If you have any queries about how to obtain copies of the AR and the SR or how to access those documents on the Company's website, please call the Company's hotline on 2881 8888.

Yours faithfully,
**Leonard Bryan Turk**
*Secretary*
For and on behalf of
**MTR Corporation Limited**

............(please tear here)............

**REQUEST FORM**

To: MTR Corporation Limited ( 地 鐵 有 限 公 司 )

**Part A**

***If you have already received either the English or the Chinese version of the AR, please use this Part A. You do NOT need to complete this form if you have already received both the English and the Chinese versions of the AR or if you have received the AR in the language you want.***

☐ I have already received the Chinese version of the AR but I would now like to receive its English version.

OR

☐ I have already received the English version of the AR but I would now like to receive its Chinese version.

OR

**Part B**

***If you have already received either the English or the Chinese version of the SR, please use this Part B. You do NOT need to complete this form if you have already received both the English and the Chinese versions of the SR or if you have received the SR in the language you want.***

☐ I have already received the Chinese version of the SR but I would now like to receive its English version.

OR

☐ I have already received the English version of the SR but I would now like to receive its Chinese version.

Name ____________________ Signature ____________________ Date ____________________

Contact telephone number ____________________

***Note: If you need to complete and return this form, please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.***

# Summary financial report 2005


Beijing
Shenzhen

This Summary Financial Report 2005 only gives a summary of the information and particulars of MTR's 2005 Annual Report from which this Summary Financial Report is derived. Both documents are available (in both English and Chinese versions) in electronic form on the Company's website at www.mtr.com.hk

You may obtain a printed copy of the 2005 Annual Report free of charge by writing to the Company's share registrar, Computershare Hong Kong Investor Services Limited, or our Corporate Relations Department. Their details are set out on page 51 of this Summary Financial Report.

(Stock Code: 66)

地鐵公司
MTR Corporation

Contents



# Vision

To be a world class enterprise, growing in Hong Kong and beyond, focusing on rail, property and related businesses

# Mission

Provide excellent value to our Customers, enhancing their quality of life, and contributing to development of the communities in which we operate

Provide opportunities for employees to grow and prosper with the Company and reward our investors

Develop the rail network as the backbone of public transport in Hong Kong

Grow in Mainland China and capture opportunities in Europe by building on our core competencies

You may at any time choose to receive summary financial reports or annual reports in printed form or to rely on their versions posted on the Company's website. You may also at any time choose to receive (a) summary financial reports or annual reports in place of the other and (b) the English version only, the Chinese version only or both the English and the Chinese versions of the Company's summary financial reports or annual reports. You may make the above choices notwithstanding any wish to the contrary has previously been conveyed to the Company. You may change your choice on these matters by writing to the Company's share registrar, Computershare Hong Kong Investor Services Limited, whose details are set out on page 51.

If you have already chosen to rely on the versions of the summary financial reports and annual reports posted on the Company's website or have difficulty in having access to those documents, you will, promptly upon written request, be sent those documents in printed form free of charge. Please send your request to the Company's share registrar, Computershare Hong Kong Investor Services Limited.

# Key figures

| Financial highlights *in HK$ million* | 2005 | 2004 | % Increase/(Decrease) |
|---|---|---|---|
| Revenue | | | |
| – Fare | **6,282** | 5,932 | 5.9 |
| – Non-fare | **2,871** | 2,419 | 18.7 |
| Operating profit from railway and related operations before depreciation | **5,101** | 4,529* | 12.6 |
| Profit on property developments | **6,145** | 4,568 | 34.5 |
| Operating profit before depreciation | **11,246** | 9,097* | 23.6 |
| Profit attributable to equity shareholders | **8,450** | 6,543* | 29.1 |
| Profit attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax) | **6,140** | 4,492* | 36.7 |
| Total assets | **113,666** | 106,674 | 6.6 |
| Loans, obligations under finance leases and bank overdrafts | **28,264** | 30,378 | (7.0) |
| Total equity attributable to equity shareholders | **69,875** | 61,892* | 12.9 |
| **Financial ratios** *in %* | | | |
| Operating margin | **55.7** | 54.2* | 1.5% pt. |
| Gross debt-to-equity ratio | **40.4** | 49.1* | (8.7)% pt. |
| Return on average equity attributable to equity shareholders | **12.8** | 11.0* | 1.8% pt. |
| Return on average equity attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax) | **9.3** | 7.5 | 1.8% pt. |
| Interest cover *in times* | **7.6** | 6.1 | 24.6 |
| Interest cover (excluding impact of change in fair value of derivative instruments) *in times* | **7.7** | 6.1 | 26.2 |
| **Share information** | | | |
| Basic earnings per share *in HK$* | **1.55** | 1.23* | 26.0 |
| Basic earnings per share (excluding change in fair value of investment properties and related deferred tax) *in HK$* | **1.13** | 0.84 | 34.5 |
| Dividend per share *in HK$* | **0.42** | 0.42 | – |
| Share price at 31 December *in HK$* | **15.25** | 12.45 | 22.5 |
| Market capitalisation at 31 December *in HK$ million* | **83,598** | 67,105 | 24.6 |
| **Operations highlights** | | | |
| Total passenger boardings | | | |
| – MTR Lines *in millions* | **858.0** | 833.6 | 2.9 |
| – Airport Express Line *in thousands* | **8,493** | 8,015 | 6.0 |
| Average number of passengers *in thousands* | | | |
| – MTR Lines *weekday* | **2,497** | 2,403 | 3.9 |
| – Airport Express Line *daily* | **23.3** | 21.9 | 6.4 |
| Fare revenue per passenger *in HK$* | | | |
| – MTR Lines | **6.67** | 6.50 | 2.6 |
| – Airport Express Line | **66.09** | 64.25 | 2.9 |
| Proportion of franchised public transport boardings *in %* | | | |
| – All movements | **25.2** | 24.8 | 0.4% pt. |
| – Cross-harbour movement | **61.2** | 59.6 | 1.6% pt. |
| Proportion of transport boardings travelling to/from the airport *in %* | | | |
| – Airport Express Line | **22** | 21 | 1% pt. |

* Restated to include retrospective adjustments due to change in accounting policies

# Chairman's letter



Dear Stakeholders,

I am pleased to present to you the annual results of MTR Corporation for 2005, which again reflected good performance by the Company with strong growth in all of our businesses. These results demonstrated not only our ability to leverage off the continued strength in the Hong Kong economy through strategies developed over the last few years to generate growth, but also the enduring success of our well proven "rail and property" business model.

For the year, we benefited from the buoyant economy to increase our total revenue to HK$9,153 million, 9.6% above 2004, and to achieve underlying profit, excluding revaluation of investment properties, of HK$6,140 million, 36.7% better than the previous year. Including investment property revaluation, our net profit attributable to equity shareholders was HK$8,450 million and earnings per share were HK$1.55, respectively 29.1% and 26.0% increases over 2004. Your Board of Directors has recommended a final dividend of HK$0.28, which is the same as in 2004.

There are two issues which I would highlight this year; firstly our growth strategy, and secondly our emphasis on sustainability, corporate social responsibility (CSR) and community involvement.

## Strategy for growth

MTR Corporation's strategy for growth covers both Hong Kong and overseas, with the latter focused on the Mainland of China and Europe. Within our home base of Hong Kong, we aim to achieve growth through extension of our existing network, enhancement of income from our non-fare and other businesses as well as creating opportunities for our property development business. In each of these areas the strategy is taking hold.

In 2005 MTR Corporation opened the Disneyland Resort Line (DRL) and the AsiaWorld-Expo Station at the end of the Airport Express Line (AEL). Discussions with the Government continue on the West

## Within our home base of Hong Kong, we aim to achieve growth through extension of our existing network, enhancement of income from our non-fare and other businesses as well as creating opportunities for our property development business.

Island Line (WIL), an extension of the Island Line to the west of Hong Kong. Strong political and local support has been received for WIL and the Executive Council of the Hong Kong SAR Government has asked MTR Corporation to proceed with the preliminary planning and design. The South Island Line (East) still awaits a Government decision, but there is strong community support for a rail service to Ocean Park and the Southern District of Hong Kong Island.

In the past two years, we have maximised the growth of our non-fare revenue through the introduction of new advertising formats, the redevelopment of MTR stations and expansion of our portfolio of investment properties in Hong Kong. Over the next three years, based on our "rail and property" business model we will receive and add two more shopping centres to our property portfolio: The Edge in Tseung Kwan O in 2006 and Elements, our majority owned eighty-three thousand square metre high-end shopping centre in Union Square, Kowloon Station, in 2007.

Property development is the cornerstone of this successful business model, which aims to maximise value for shareholders by integrating property development with railway construction and through prudent weighing of risk and return. In this regard, in January 2005 and January 2006, we successfully awarded the tenders for the development of Package One and Package Two of Tseung Kwan O Area 86.

On the possible merger of MTR Corporation and Kowloon-Canton Railway Corporation (KCRC), after submission of the joint report with KCRC, MTR Corporation has been in bilateral discussions with the Government on the financial terms and structure. Those negotiations continue. We remain convinced that on acceptable terms, a merger would benefit all stakeholders.

In our growth strategy outside Hong Kong, I am pleased that during the year the Company has achieved a number of major milestones, particularly in the Mainland of China.

We are delighted that the Beijing Metro Line 4 project received Central Government approval in September, and that the private-public partnership (PPP) company in which we own 49% has, in January 2006, completed all registration requirements necessary to begin commercial operations.

In Shenzhen, substantial progress has also been made on Metro Line 4, with initialling of the Concession Agreement with the Shenzhen Municipal Government and submission of feasibility study report to the National Development and Reform Commission (NDRC) in May. Whilst project approval from NDRC is still pending, we are excited about the prospect of providing an efficient mass transit service to the residents of Shenzhen and of facilitating the development of neighbourhoods along the railway based on our Hong Kong "rail and property" business model.

The development potential for mass transit systems in the Mainland of China is substantial because of rapidly expanding urban populations, heightened environmental concerns and limitations to the expansion of road networks. To harness this potential and achieve a better economy of scale for our investments in this market, it is important for us to look beyond the two projects in Beijing and Shenzhen, and study other investment opportunities in these and other key cities.

In Europe, we are disappointed that our team's hard work did not result in success for our bids for the two train operating franchises in the UK, the Integrated Kent Franchise and the Thameslink / Great Northern Franchise, and one other franchise in Scandinavia. We are nonetheless confident that with the valuable experience gained during the bid process and a first class management team on the ground, the Company is well positioned to take advantage of the continuing liberalisation of the rail market in Europe to achieve market entry.

## CSR and community involvement

An important characteristic of MTR Corporation is the very broad context in which we see our role in Hong Kong and the world, and the commitment of our efforts to creating a sustainable growth path.

During the year we facilitated the establishment, and became a founding member, of Hong Kong's first CSR Charter. We published the first MTR CSR Guideline and established a Sustainability and CSR Steering Committee. We also continued our work internationally through our chairmanship of the International Association of Transport Providers' (UITP) Commission on Sustainable Development. It is important to recognise that only competitive and profitable enterprises are able to make a long-term contribution to sustainable development by generating wealth and jobs without compromising the social and environmental needs of society.

These efforts to formalise sustainability have been rewarded in recent years by a deepening engagement with stakeholders. For example, the working consultation group for WIL is now using the findings of an extensive 2003 consultation in considering the final design of the project. At MTR Corporation, we have established a Community Rail programme which looks to develop a network of rail-linked community centres and involves local communities in consultation on any proposed new railway.

We are always reminded by our Mission and Vision of our obligation to help enhance the quality of life and development of our community. In 2005, we helped initiate a new employee volunteering programme "More Time Reaching Community". Built on the existing Community Involvement Team, also formed by volunteering employees, the programme was launched to provide advice, logistic support and funding to staff members who come up with a good idea for voluntary community work. We are proud of this programme and our other initiatives, such as the "From the Heart" campaign and the continuing Art in Stations programme, which help to care for the less fortunate among us or otherwise enrich the lives of those with whom we come into contact.

In April, we co-organised with the Hong Kong Amateur Athletic Association the inaugural "MTR Hong Kong Race Walking 2005", to encourage people to walk more as a form of daily exercise. The largest event of its kind in Hong Kong, it raised more than HK$900,000 to fund local health educational activities. This was followed up by a series of related activities at our managed estates to promote race walking as a means to achieve better health.

I would like to extend my special thanks to Mr. Philip Gaffney, who retired as Managing Director – Operations & Business Development in December after over 28 years of distinguished service to the Company. All of us are indebted to him for his contribution, and MTR would not be as strong a railway today had it not been for his dedicated service and strong leadership. I welcome to the Executive Directorate team Mr. Andrew McCusker as Operations Director and Dr. Francois Lung as China and International Business Director.

I would also like to take this opportunity to thank my fellow directors, the senior management and all of our staff for their contributions during 2005. MTR Corporation has enjoyed an excellent year and with their and other stakeholders' continued support will carry on succeeding in 2006.

Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 7 March 2006

# CEO's review of operations and outlook



MTR Corporation seeks profitable growth outside of Hong Kong by pursuing metro investment opportunities in the Mainland of China and 'asset light' railway operating franchises in Europe.

Dear Stakeholders,

The strategy of MTR Corporation is to create value by seeking growth both in Hong Kong and overseas. I am pleased to report that MTR Corporation achieved strong financial results in 2005 with contributions from all our businesses. We were also encouraged to see that our international expansion strategy has begun to take root and achieved a number of important milestones. For the year, MTR Corporation generated revenue of HK$9,153 million, 9.6% higher than the previous year, while net profit attributable to equity shareholders, excluding revaluation of investment properties, rose 36.7% to HK$6,140 million. As I noted in last year's annual report, a number of new accounting standards were introduced in Hong Kong effective 1 January 2005. One of these new standards requires the revaluation of our investment properties to be recognised as a profit or loss in the year. In 2005, investment property revaluation yielded a profit of HK$2,800 million pre-tax (HK$2,310 million post tax). Including investment property revaluation, net profit attributable to equity shareholders of MTR Corporation has therefore increased by 29.1% to HK$8,450 million with earnings per share increasing 26.0% to HK$1.55. The Board has recommended a final dividend of HK$0.28 which when combined with the interim dividend of HK$0.14 brings the full year dividend to HK$0.42, which is the same as last year.

## Operational review

In Hong Kong, MTR Corporation benefited from a buoyant economy and an active property market.

### Hong Kong railway operations

It is MTR Corporation's mission to provide world class rail services to the people of Hong Kong. The year 2005 drew to a close with record patronage for MTR. On 23 December 2005, 2.81 million passengers rode on MTR, the highest number of passenger trips the Company has ever recorded on a single, regular 19-hour service day since we began operations 26 years ago.

For the year as a whole, total patronage on the MTR Lines reached a record high of 858 million, an increase of 2.9% over 2004. It is pleasing to see that, under intense competition, MTR Corporation's

share of the total franchised public transport market has increased to 25.2% from 24.8% in 2004, and our cross-harbour market share to 61.2% from 59.6% in 2004.

Patronage on AEL also increased by 6.0% to 8.5 million due to higher numbers of air passenger arrivals and departures at the Hong Kong International Airport, boosting the average daily patronage to 23,300.

For the sixth year in a row, our customer service performance surpassed both the Government's minimum requirement under the Operating Agreement, and our own more stringent Customer Service Pledges. During the year, train service delivery was 99.9%, making MTR one of the most reliable rail systems in the world. In line with our continuous improvement culture, MTR Corporation has taken on board all the recommendations to enhance asset management contained in the Lloyd's Register Rail Report issued in February 2005, with 12 out of the 16 recommendations completed within the year.

Our network expanded in 2005 with the opening of DRL in August. It connects Hong Kong Disneyland with the MTR network via the interchange station at Sunny Bay on the Tung Chung Line. With its creative design, this theme train quickly became a favourite of Disneyland visitors. In December the AsiaWorld-Expo Station on AEL was opened, providing direct service to and from Hong Kong's newest and largest exhibition facility. The programme to retrofit platform screen doors in MTR underground stations was substantially completed at the end of 2005, providing a better station environment for our passengers. Final completion of the programme is expected in the first quarter of 2006.

The Company was again recognised for providing high quality service by a number of external organisations. Locally, these included the Public Transport Category award in *East Week Magazine's* first ever "Quality Living Award HK 2005", and for the seventh year in a row, the "Top Service Award 2005" – Public Transport Category from *Next Magazine*. We won our first major award in China – the "2005 China National Quality Management Award" from the China Association for Quality. MTR Corporation was also named runner-up in the global "Robert W. Campbell Award" for demonstrating leadership and excellence in integrating safety, health and the environment into operations. On a lighter note, one of the Company's 25th Anniversary TV Commercial "MTR – Metro News Version" received the "Most Delightful TV Commercial" award at the 11th Annual Most Popular TV Commercial Award Presentation organised by ATV in Hong Kong.

I would like to pay tribute to those colleagues who kept Hong Kong moving in the week of the World Trade Organisation Hong Kong Ministerial Conference in December 2005. Through their meticulous planning and implementation, MTR Corporation was able to provide continuous service for the people of Hong Kong during that turbulent week.

**Station commercial and other businesses**

Accelerating the growth of non-fare revenue is an important part of MTR Corporation's strategy. Our station commercial and other businesses registered 18.6% revenue growth to HK$1,555 million during the year on the back of a strong economy, improved consumer spending and higher consultancy revenue.

In advertising, we continued to enhance the attraction of our advertising venues through format refinement and innovation. During the year, audio advertising, platform bunting in stations, lit-up billboards above station entrances and enlarged advertising cards in trains running on the MTR Lines were introduced in our system. MTR Corporation is the leader in the outdoor advertising market in Hong Kong. In 2005, revenue from advertisement grew by 9.2% to HK$510 million. In telecommunications, our entire network was upgraded to achieve full 3G coverage in October. Station retail rental income benefited from a combination of increased patronage, strong consumer spending, higher rentals and expanded retail floor space brought about by the renovation of stations. In 2005, we completed renovation of the retail zones at 20 stations, which allowing for the repossession of retail area of 1,690 square metres in Kowloon Station to facilitate integration works with Union Square, added 353 net square metres of commercial space and a total of 99 new shops. Revenue from station retail rental grew by 15.4% to HK$344 million.

In our external consultancy business, our strategy is to develop opportunities for our overseas investment business utilising core capabilities of the Company. In 2005, this business continued to grow, with revenue reaching HK$211 million. In the Mainland of China, several new consulting and training contracts were signed in cities including Beijing, Changchun, Shanghai, Tianjin, Guangzhou and Zhuzhou for local as well as multinational organisations. The project consultancy work for Line 9 of Shanghai Rail Transit is progressing well. In Hong Kong, we secured a renewal of the maintenance contract for the Automated People Mover system at the Hong Kong International Airport, and have begun work on the extension of the system to SkyPlaza and the SkyPier. Overseas, more than 30 new projects were secured. Major milestones were reached on existing work in Macau, Taiwan, the UK and the Netherlands.

**New Hong Kong projects**

With DRL and AsiaWorld-Expo Station successfully completed, our focus has turned to "Ngong Ping 360", which will be a world class tourist attraction in Hong Kong. It comprises a cable car ride starting from Tung Chung and passing over some of the most beautiful natural scenery in Lantau Island to a cultural theme village in Ngong Ping. Substantial progress was made during 2005 on this project, including work on the superstructures at the two terminals and two angle stations, installation of the electrical and mechanical equipment, as well as completion of all sections of rope pulling. Based on progress to date, "Ngong Ping 360" is expected to open in mid 2006.

Public support remains extremely strong for the construction of WIL which will extend the current MTR Island Line service to the Western District of Hong Kong Island. After the Government's decision in June to request the Company to proceed with further planning and preparation of this extension, we have begun preliminary design work and are in active discussions with the Government on detailed scope, cost and implementation, as well as funding. We shall work hard to commence the construction process as soon as final approvals from the Government are obtained in order to provide an efficient and high quality mass transit service for the 200,000 people living and working in the Western District.

Also under discussion with the Government is the South Island Line (East), which will provide much improved transport services between Central and the Southern part of Hong Kong Island and facilitate the rapid development of tourism and commercial activities in the Southern District. We shall work with the Government to develop this concept further as part of the overall planning review of tourism and commercial development in the Southern District of Hong Kong Island and the Ocean Park Re-development.

**Property businesses**

Our property businesses benefited from a strong economy and positive sentiment in the property market, albeit successive increase in interest rates had a moderating effect on the market towards the latter part of the year.

Taking advantage of favourable market conditions, we launched sales and pre-sales programmes for a number of residential developments along the Airport Railway and the Tseung Kwan O Line during the year. They included, along the Airport Railway, Harbour Green at Olympic Station, Carmel Cove at Caribbean Coast, Le Bleu at Coastal Skyline and The Arch at Kowloon Station and on the Tseung Kwan O Line, The Grandiose (Area 55b), Central Heights (Area 57a) and Phase I of Metro Town (Tiu Keng Leng Station). All of them met with strong responses.

Following the successful tender of Tseung Kwan O Area 86 Package One in January, invitation for the tender of Tseung Kwan O Package Two took place in December and the development right was awarded to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited, in January 2006. After evaluating market conditions and balancing reward and risk, in 2005 we decided to pay half of the land premium in return for a larger share of development profit for Package One, and in 2006 to extend a HK$4.0 billion interest free loan to the developer in return for an increased sharing in kind of the Package Two development.

Property development profit in 2005 was HK$6,145 million. It was recognised mainly from projects along the Airport Railway, which comprised profit sharing from The Arch, deferred income recognition and sharing in kind, mainly from the receipt of an additional retail shell area of 16,560 square metres gross at Elements in Union Square. From Tseung Kwan O Line developments, profit was primarily recognised from sharing in kind from The Lane and further proceeds from Residence Oasis, both at Hang Hau Station, and sale of the small retail podium at Central Heights (Area 57a).

In our investment property business, rental income increased by 19.0% to HK$1,183 million. Occupancy levels at all our shopping centres were maintained at 100%. The Lane, which opened in April, added 3,500 square metres gross of retail space and was fully let from the first day of operation. Rental income was also boosted by the increased share of income from Telford Plaza II, as a result of the commercial agreement with the other co-owner beginning in January 2005.

International marketing and pre-letting of Elements, our new flagship mall at Union Square, has met with a positive response, and pre-letting of The Edge, a new shopping centre at Tseung Kwan O Station, also saw good progress. Our 18 office floors at Two International Finance Centre remained fully let in 2005. In Beijing, we signed a long-term head lease with a Beijing developer for the operation and property management of Oriental Kenzo, a shopping centre of 31,000 gross square metres in the city's Dong Cheng district, with target re-opening in late 2006 after refurbishment.

The property management business saw steady growth in revenue during the year, with units added from Caribbean Coast, Le Bleu and Residence Oasis. As at the end of 2005, the number of residential units under MTR Corporation's management in Hong Kong rose to 54,358 flats, while commercial and office space increased to 562,296 square metres.

## Overseas growth

MTR Corporation seeks profitable growth outside of Hong Kong by pursuing metro investment opportunities in the Mainland of China and 'asset light' railway operating franchises in Europe.

**Mainland of China**

In the Mainland of China, a number of significant milestones were achieved in 2005.

In 2004, we had signed an Agreement in Principle with the Shenzhen Municipal Government to build Phase 2 of the Shenzhen Metro Line 4 and to operate both Phase 1 and Phase 2 of the line for 30 years. As part of the agreement, the Company will be granted development rights for 2.9 million square metres gross floor area. This replicates the "rail and property" business model which has been successfully employed by the Company for the development of the Hong Kong metro network. In May 2005, the Concession Agreement for this RMB6 billion project was initialled between the Company and the Shenzhen Municipal Government, and a feasibility study report was submitted for Central Government approval to NDRC. This was followed by detailed design and site preparation work, and subsequently in November by ground breaking for a trial section of Phase 2. An MOU was signed with the Shenzhen Municipal

Government in May, which covers co-operation on Shenzhen Metro Line 3, and discussions continue.

We also made good progress on our first investment project in Beijing. In February, the PPP company 49% owned by the Company, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group, initialled the Concession Agreement for investment, construction and operation of Beijing Metro Line 4 for 30 years with the Beijing Municipal Government. With a total investment of RMB15.3 billion, the project involves investment of around RMB4.6 billion by the PPP company to finance the provision of trains and related mechanical and electrical systems, and the balance by the Beijing Municipal Government for land acquisition and civil construction. In September, NDRC granted approval for the project and in December, the Joint Venture Agreement and Company Articles of Association were approved by Ministry of Commerce, followed by issuance of a business license by the State Administration of Industries and Commerce in January 2006, thus completing all required registrations for the PPP company. Preparation work, including drawing up tenders for the provision of trains and electrical and mechanical systems, is now well underway. Beijing Metro Line 4 is expected to commence operation in the second half of 2009.

We have initialled the term sheet or loan agreements relating to the non-recourse bank financings for the Shenzhen and Beijing projects. These are denominated in RMB and provide a substantial portion of fixed rate funding and a long maturity period, which will reduce the financial risk.

A number of other cities in China have plans to construct metro systems under the policy of using rail as the backbone of metropolitan transport. MTR Corporation is well positioned to take advantage of this very considerable business opportunity. In May, we signed an MOU with Wuhan Urban Construction Investment and Development Group Co. Ltd. and Wuhan Municipal Development Planning Commission of the Wuhan Municipal Government, which covers co-operation opportunities for the construction and operation of the Wuhan metro network.

### Europe

During 2005, we participated in the bidding for three train operating franchises, two in the UK in conjunction with local partners, and one in Scandinavia. Although we did not succeed in these bids, we have gained valuable experience from the process which will allow us to be a stronger contender for future opportunities. For 2006, we have identified and are likely to work on a number of possibilities in the UK and Scandinavia. These include the South Western Trains Franchise for which the Company has been pre-qualified for bidding, and the North London Railway Franchise (formerly Silverlink Metro Franchise), both in the UK.

## Financial review

As noted in last year's Annual Report, our financial results in 2005 were impacted by a number of accounting changes, particularly that relating to investment property revaluation. In our operations, we achieved strong financial results in all areas of businesses. Fare revenue for the MTR Lines rose by 5.6% from 2004 to HK$5,721 million whilst that for AEL increased 8.9% to HK$561 million. Non-fare revenue, including advertising, telecommunications, station commercial business, property rental and management income as well as income from consultancy business, jumped 18.7% to HK$2,871 million. As a result, total revenue for the year reached HK$9,153 million, an increase of 9.6% from 2004.

Despite the increased scale of business, the opening of DRL and the AsiaWorld-Expo Station and growth costs related to our overseas expansion, we were successful in containing cost increases to a level below revenue growth. Operating costs excluding depreciation for the year amounted to HK$4,052 million, 6.0% higher than last year. This helped boost operating profit before depreciation for the year to HK$5,101 million, a 12.6% increase from 2004 with operating margin before depreciation improving to 55.7% from 54.2% in 2004.

Benefiting from the improved property market sentiment in the year, profit from property development was HK$6,145 million, an increase of 34.5% from 2004. Depreciation charges increased by 7.3% to HK$2,682 million mainly due to completion of DRL, further platform screen door retrofitting, station renovation projects and the change in an accounting policy on rails. Net interest expenses decreased by 6.1% to HK$1,361 million mainly as a result of strong cashflow and reduced borrowings. Excluding investment property revaluation, MTR Corporation's profit after tax from underlying businesses was HK$6,140 million or HK$1.13 per share, increases of 36.7% and 34.5% respectively from last year. After accounting for revaluation of investment properties, reported earnings attributable to equity shareholders of MTR Corporation for 2005 were HK$8,450 million with earnings per share of HK$1.55, representing increases of 29.1% and 26.0% respectively over the reported earnings of last year as restated for the accounting changes.

MTR Corporation's cash flow was strong in the year with net inflows of HK$5,189 million from our recurring businesses and HK$2,610 million from property development. After payments for capital expenditure and interest, MTR Corporation recorded positive cash flow before dividends and loan repayment of HK$2,823 million. Dividend payments in 2005 were HK$1,138 million and the majority of the remaining net cash flow of HK$1,685 million was used to repay debt.

## Merger discussions

In September 2004, MTR Corporation and KCRC presented a joint merger proposal to the Government which we believe adequately addresses the parameters as set out by the Government. During the year we continued discussions with the Government on the terms of the possible merger, and the proposal is still under review by the Government.

## People

The success of our business heavily depends on skilled and dedicated people and we have continued to invest heavily in their training and development. An individualised and focused approach to leadership development was introduced to enhance the effectiveness of our managers. We launched three new core programmes to develop the consulting and business skills of our dedicated resource pool to support the Company's growth business. We also introduced a series of skill enhancement programmes for managers and supervisors focusing on effective communication and management skills.

In line with our core values to foster a culture of "Enterprising Spirit", an innovative scheme, the Enterprising Pod, was launched in 2005 to encourage staff to generate and contribute their original ideas that lead to business growth. A senior manager will perform the role of an "Idea Guardian Angel" to nurture each idea so that it can be tried and tested in real life operation. The scheme had received numerous submissions from staff at different levels.

I take great pride in the ability and performance of the 6,513 staff of MTR Corporation. They are amongst the most capable and dedicated in Hong Kong and I thank them for providing Hong Kong with one of the world's best mass transit systems. The Company is committed to providing staff with a safe and attractive working environment, as well as training and development opportunities to help them fulfil their ambitions. In 2005, MTR Corporation provided a total of 36,689 man-days of training to our workforce. In addition, a series of work / life balance seminars were held to raise staff awareness of the concept of "healthy mind, healthy body", a lifestyle that would not only enhance the well-being of our staff, but contribute to an even higher level of performance.

## Outlook

Barring a pandemic or other major external shocks, we have a positive outlook on business conditions in Hong Kong in 2006. However, the rate of economic growth is anticipated to be slower than that of last year due to high oil prices and higher interest rates. Our rail business should benefit from economic growth as well as the full year impact of the opening of DRL. Economic activities may positively impact our station commercial and other businesses. However, the one-off income from termination of a telecommunication agreement in 2005 will not be repeated in 2006, and the intense competition among mobile network operators is likely to continue, as is the migration of 2G to 3G mobile telephony, all of which will negatively impact our telecommunications revenue. In our property rental business, significant renovation will take place in Telford Plaza to improve its competitive strength. This renovation programme is anticipated to slow rental revenue growth in 2006 but will benefit us in later years. As a result, the overall growth of non-fare revenue in 2006 is likely to be constrained.

In our property development business, projects along both the Airport Railway and Tseung Kwan O Line should contribute to profit. Along the Airport Railway, projects with deferred income will be recognised in accordance with construction progress and pre-sales. Given current market conditions we expect the remaining deferred income to be recognised largely over the next two years. In 2006, we also expect to receive an additional retail shell area of 7,685 square metres gross at Elements. Along the Tseung Kwan O Line, we expect booking of profit of developments at The Grandiose (Area 55b) for which the Occupation Permit was issued in January 2006 and, depending on the issuance of Occupation Permit, of Phase 1 of Metro Town (Tiu Keng Leng Station), comprising 1,676 units. It should be noted that in accordance with our accounting policy, when profit is recognised for Phase 1 of Metro Town, such recognition would be after deducting all costs for the whole development, including costs of Phase 2. Depending on sales progress, the remaining profit for the 390 units of development at Tseung Kwan O Town Centre Area 57a may also be booked in 2006.

Finally, I would like to take the opportunity to thank all of my colleagues for their strong contribution to another successful year for the Company.

C K Chow, *Chief Executive Officer*
Hong Kong, 7 March 2006

# Executive management's report

## Railway operations

Total fare revenue increased by 5.9% over 2004 to HK$6,282 million, reflecting growth in patronage due to economic growth, the opening of DRL and improvements in service quality and station environments, as well as higher average fares for the MTR Lines and AEL.

### Patronage

On the MTR Lines, total patronage reached a record high of 858 million, 2.9% higher than 2004. Average weekday patronage increased by 3.9% to 2.5 million. Our share of the total franchised public transport market rose to 25.2% from 24.8%, with our share of cross-harbour traffic rising to 61.2% from 59.6%. As a result, fare revenue rose to HK$5,721 million, 5.6% higher than in 2004.

For AEL, passenger volume rose 6.0% to 8.5 million in 2005, as the number of air travellers using Hong Kong International Airport increased. Average daily patronage rose 6.4% to 23,300, with our estimated market share of passengers travelling to and from the airport increasing to 22% from 21%. As a result, fare revenue rose 8.9% to HK$561 million.

### Network expansion

DRL and Disneyland Resort Station were opened to the public in August, and Sunny Bay Station, the interchange station with the Tung Chung Line was opened in June. The performance of the DRL has since exceeded reliability performance targets.

In December, AEL service was extended to the new AsiaWorld-Expo Station to serve Hong Kong's newest international exhibition centre at the Airport.

### Service and promotional campaigns

Programmes throughout the year raised awareness of our service quality and supported patronage growth. These included a Best Station Operator Election for all MTR and AEL stations, a television commercial and a series of advertorials and in-station publicity.

With year-end membership exceeding 500,000, the MTR Club was leveraged to good effect, with a new bonus point scheme to replace the "Ride 10 Get 1 Free" scheme, a major recruitment campaign accompanied by a Chinese name competition, and a Christmas Fun Day to reward loyal members.

To support the opening of DRL, TV commercials, print advertisements, extensive publicity in stations and a special countdown display at Hong Kong Station were launched, followed in December by extending sales of special DRL 1-day passes at all MTR and AEL stations.

The Company's "MTR - Metro News version" TV commercial won "The Most Delightful TV Commercial Award" at ATV's 11th Annual Most Popular TV Award Presentation.

The strategy to improve linkage with other modes of transport is critically important to increasing our market share, and in 2005 the number of feeder bus routes offering inter-modal fare discounts was increased to 25 from 14, whilst the number of fare saver machines offering discounts to Octopus card holders rose by four to 19.

A series of Doraemon Child Ticket sets was launched for AEL during Easter, the summer months, Christmas and Chinese New Year holidays, to target leisure travellers, and this has resulted in incremental network usage.

The Airport Express "Ride to Rewards Programme" was launched to target business travellers, the core target market segment of AEL, supported by in-station publicity, on-line advertisements, emails to MTR Club members and on-site recruitment. By the end of the year, some 9,000 members have signed up for the Programme.

To support the opening of the new AsiaWorld-Expo Station, a series of pre-launch activities was launched, followed by an advertising campaign during launch to promote local and overseas usage, as well as special tickets for sale via AsiaWorld-Expo to secure overseas pre-arrival sales.

### Service performance

During 2005, MTR Corporation maintained its very high standards of reliability, safety, comfort and customer satisfaction.

For the sixth consecutive year, the Company exceeded, in every area, the Government's requirements under the Operating Agreement, and its more stringent Customer Service Pledges. For the year, passenger journeys on time for MTR Lines were 99.9% reliable, supported by 99.9% reliability for train service delivery.

Customer satisfaction remained high with the Service Quality Index for MTR and AEL at 71 and 81 respectively on a 100-point scale. The Company again performed well according to the international 12-member Community of Metros (CoMET) benchmarking results for service reliability, asset utilisation and cost efficiency.

In Hong Kong, the Company won *East Week Magazine's* first ever "Quality Living Award HK 2005"- Public Transport Category and, for the seventh year in a row, *Next Magazine's* "Top Service Award 2005" - Public Transport.

The China Association for Quality awarded the Company the "China National Quality Management Award" for 2005, its highest award for quality management and customer service. Overseas, we were named runner-up of the "Robert W. Campbell Award" for success in integrating safety, health and the environment into our operations.

Having further enhanced its world class asset management system in 2005, the Company was recognised with the award of the PAS 55-1:2004 Asset Management Certification by the internationally respected certification body Det Norske Veritas.

### Service improvements

During the year, we continued to make improvements to the network infrastructure and services, including completion of convenient new pedestrian links for access to stations at Tsim Sha Tsui, Mong Kok and Kwun Tong.

Over the last 10 years, the Company has invested more than HK$400 million in facilities for the disabled. In 2005, new passenger lifts were installed at Sheung Wan and Jordan stations, while portable ramps to assist wheelchair passengers to access trains were introduced at all MTR and AEL stations. A further HK$100 million will be spent in the next five years on stairlifts, audible devices on escalators and passenger lifts.

The project to retrofit platform screen doors at all underground stations was substantially completed in 2005, with installation at 18 platforms in stations at Diamond Hill, Choi Hung, Lam Tin, Tin Hau, Fortress Hill, Quarry Bay, Tai Koo, Sai Wai Ho and Sau Kei Wan. Final completion of the programme is expected in the first quarter of 2006.

The eight years old station improvement programme has progressed further, bringing a fresher and more modern appearance to eight more stations at Lok Fu, Kowloon Bay, Diamond Hill, Kwai Fong, Sham Shui Po, Yau Ma Tei, Olympic and Tsing Yi, and the total number of renovated stations to 38.

In anticipation of higher patronage due to opening of the AsiaWorld-Expo Station, the entire fleet of AEL trains was modified from a 7-car to an 8-car configuration to increase capacity. In addition, four new trains were ordered,

the first due to enter service in mid 2006, to meet increasing passenger demand on the Tung Chung Line.

### Productivity

The Company continued its efforts to increase productivity.

A new risk based approach in determining maintenance needs was introduced, using techniques such as reliability centred maintenance to control maintenance cost. However, as a result of higher staff costs and further enhancement to our assets, maintenance and asset management system in response to the public concerns in 2004, operating cost per car kilometre rose by 2.2% to HK$22.8 in 2005.

During the year, we also conducted trials on automated train door operation, which may be introduced in future depending on trial results and further tests.

## Station commercial and other businesses

Station commercial and other businesses achieved revenue growth of 18.6% over 2004 to HK$1,555 million on the back of a strong economy, increasing patronage and higher consultancy revenue, supported by our strategy to leverage our railway assets to expand non-fare revenue.

### Advertising

During the year, advertising revenue increased 9.2% to HK$510 million as a result of a strong retail sector, our further improved and refined advertising formats, as well as favourable response to our new advertising packages tied to the opening of DRL.

We introduced a number of new advertising formats, including audio advertising at 15 locations in six stations along the MTR Lines, and facilities for platform buntings (decorative flags) at six stations. We also installed lit-up billboards above entrances at Mong Kok and Tsim Sha Tsui stations.

Improvements to existing formats were also introduced, including enlarged advertising cards offering greater visual impact in some 106 trains on the Island, Kwun Tong, Tsuen Wan and Tseung Kwan O lines.

To provide better viewing quality and simplify operation, 18 plasmas at the e-Instant Bonus terminals were replaced and their content management system was integrated with the concourse plasma network.

### Telecommunications

Revenue from telecommunications services increased by 40.3% to HK$334 million, the bulk of which however was attributable to a one-off settlement from early termination of a telecommunication service agreement.

In October, upgrading of the existing radio network to enable seamless 3G service provision by all 3G operators across the MTR network was completed, six months ahead of schedule.

TraxComm Limited recorded higher revenues as it expanded its presence, extending its optical fibre network to 30 locations whilst increasing the capacity of its bandwidth services to 80Gbps.

### Station commercial

Station commercial facilities revenue rose by 15.4% to HK$344 million, boosted by higher rental rates and the expansion of retail space under the station renovation programme.

During the year, renovations were completed in the retail zones of 20 stations, bringing the total number of stations having undergone renovation to 30. Allowing for repossession of retail area of 1,690 square metres in Kowloon Station to facilitate integration works with Union Square, this has increased our total retail floor area by 2% to 19,070 square metres, with 99 new shops and 28 new trades or brands added at the same time. Renovation work also began at two more stations.

Miscellaneous business revenue, including car park rental, souvenir ticket sale, new station connections and publication, increased by 23.8% to HK$156 million.

### External consultancy

In external consultancy, our strategy remains to focus on consultancies that may lead to investment opportunities. In 2005, revenue from this business increased to HK$211 million.

In the Mainland of China, several new consulting and training contracts were signed. Line 9 Shanghai Rail Transit project management consultancy work progressed well. By year-end, construction works were 38% complete. In Shanghai, we completed study packages for Line 11 Phase 1 (North) and have signed a further contract for Line 11 Phase 2 (South).

In Asia, we secured more than 30 new contracts including a contract with Kaohsiung Rapid Transit Corporation. In Hong Kong, the Automated People Mover system maintenance contract for the airport was renewed for three years and we are working on an extension of the system to SkyPlaza and the SkyPier. Elsewhere, we have completed work for the Macau Government, the Taiwan High Speed Rail Corporation and Nippon Sharyo Limited.

### Rail Sourcing Solutions (International) Limited

Our wholly-owned subsidiary Rail Sourcing Solutions (International) Limited continued to expand its presence in the global railway parts and equipment market and is now active in the UK, Europe, North America and Australia.

### Octopus Holdings Limited

As part of a corporate re-organisation, Octopus Holdings Limited (OHL) was established as the holding company for the Octopus group of companies, including Octopus Cards Limited (OCL). The shareholding structure remained unchanged, with MTR Corporation continuing to own 57.4% of the group through OHL. MTR Corporation's share of earnings from OHL was HK$40 million, an increase of 2.6% over 2004.

During the year, the number of service providers rose to 349 from 299. Cards in circulation and average daily transaction value have respectively risen to 13.2 million from 11.8 million, and to HK$64.7 million from HK$57.4 million.

By year-end, green minibuses accepting the Octopus rose by 103 to 2,747, representing virtually the entire fleet, whilst red minibuses accepting Octopus card increased from 50 to 171. A further 37 car parks joined the system, bringing the total to 203. Octopus cards are now in use on all cross-border buses and coaches.

In the retail sector, in addition to fast food chains, supermarkets, convenience stores and cake shops, Octopus card system also gained entry into the clothing, telecommunications and the government sectors.

During the year, a customer loyalty programme was launched, which by year-end had attracted participation of over 590,000 cardholders.

In August, OCL reached agreement with the Hong Kong Monetary Authority on a new regulatory framework for supervision of multi-purpose stored value card operation, resulting in the relaxation of some of the restrictions on Octopus cards in non-transport markets.

Despite these successes and the on time delivery of the Octopus clearing house system for the nationwide Automatic Fare Collection project in the Netherlands, OHL group's consolidated profit registered only a modest increase because of increase in operating costs due to the development and start-up of new businesses, particularly the customer loyalty programme.

# Overseas growth

MTR Corporation made significant strides in its international expansion.

## Mainland of China

During 2005, the Company achieved a number of major milestones on its RMB6 billion project to build Phase 2 of the Shenzhen Metro Line 4 and to operate both Phase 1 and Phase 2 of the line for 30 years. The feasibility study report was submitted to NDRC, and the Concession Agreement was initialled between the Company and the Shenzhen Municipal Government. Detailed design work and ground breaking on a trial section began.

Bank financing for the project, approximately 60% of the total project cost, was secured in June when a term sheet for a RMB3.6 billion 25-year non-recourse loan was initialled between the Company and China Development Bank.

In Beijing, the PPP company 49% owned by MTR Corporation, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group through its partner initialled the Concession Agreement with the Beijing Municipal Government for investment in, construction and operation of the 29-kilometre Beijing Metro Line 4 for 30 years.

With an estimated total investment of RMB15.3 billion, the project involves investment of approximately RMB4.6 billion, or 30% of total project cost by the PPP company, with the remaining 70% by the Beijing Municipal Government.

Formal approval was obtained from NDRC and the Joint Venture Agreement and Company Articles of Association were approved by the Ministry of Commerce, followed by issuance of a business license by the State Administration of Industries and Commerce, thus completing all company registration requirements. Preparation work was initiated.

The RMB4.6 billion investment by the PPP company will be financed by 30% equity provided by the partners and 70% by bank debt in the form of two RMB1.6 billion 25-year non-recourse bank loans from the Industrial and Commercial Bank of China and China Development Bank, agreements for which were initialled by the PPP company partners during the year.

Two MOUs were signed. The first was with the Shenzhen Municipal Government covering co-operation on investment, construction and operation for the 32.9-kilometre Line 3. Significant progress has since been made in negotiations.

The second was signed with the Wuhan Urban Construction Investment and Development Group Co. Ltd. and Wuhan Municipal Development Planning Commission covering the development of the metro network in Wuhan. A pre-investment study is underway and discussions continue.

## Europe

The Company's approach in Europe is to bid for operating franchises involving both heavy rail and metro.

In 2005 the Company participated in unsuccessful bids for one franchise in Sweden and two in the UK. Presently, it is exploring opportunities in the UK and Scandinavia, particularly operations contracts which the UK Government has announced will be reorganised and refranchised.

In the UK, MTR Corporation and its partner GNER have pre-qualified for a bid for the South Western Trains Franchise. We are also in partnership with Laing Rail to seek prequalification and bid for a gross cost service contract for the North London Railway Franchise.

# Property business

The Company's property businesses registered significant growth, supported by the strong economy and positive sentiment in the property market.

## Property development

Profit on property developments increased 34.5% to HK$6,145 million, mainly from Airport Railway developments.

Along the Airport Railway, profit was recognised from surplus proceeds from The Arch, sharing in kind from the second part of Phase 1 of the retail shell at Union Square (Elements), and deferred income in line with construction progress of Harbour Green, the hotel in Tung Chung Package One, Coastal Skyline and Caribbean Coast. On the Tseung Kwan O Line, profit was derived from sharing in kind from The Lane and further proceeds from Residence Oasis and sale of the retail podium at Central Heights.

Along the Airport Railway, developments completed included The Four Seasons Hotel & Four Seasons Place, The Arch, the hotel in Tung Chung Package One, Le Bleu and Carmel Cove, with pre-sales launched for Harbour Green, Carmel Cove, Le Bleu and The Arch, all meeting with strong response.

Along the Tseung Kwan O Line, Central Heights was completed with Occupation Permit obtained in February and pre-sale launched in March. Pre-sales launched for The Grandiose and Phase 1 of Metro Town (Tiu Keng Leng Station) were also successful, with Occupation Permit for The Grandiose obtained in January 2006.

In January, we awarded the tender for Package One of Tseung Kwan O Area 86 to City Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited (Cheung Kong), and Development Agreement was executed in February. The tender for Package Two of Area 86 was launched in December and awarded to Rich Asia Investments Limited, a subsidiary of Cheung Kong in January 2006. We decided in Package One to advance half of the land premium in 2005 with reimbursement upon sale of the development, and in Package Two to extend HK$4 billion interest free loan to the developer in 2006, in return respectively for a larger share of development profit and increased sharing in kind.

To better align development to market conditions, a Master Layout Plan reflecting improvements to the Area 86 property development plan was submitted in January 2006. A town planning application to develop a mixed use complex in Tseung Kwan O Town Centre (Area 56) was approved by the Town Planning Board in December.

The Park & Ride project at No. 8 Clear Water Bay Road in Choi Hung was also completed.

## Investment properties

Revenue from investment properties increased by 19.0% to HK$1,183 million thanks to higher rents, an increased share of rental income from Telford Plaza II and the opening of The Lane in April. Full occupancy at all our shopping centres, including The Lane, was maintained.

International pre-letting of the flagship mall Elements met with a good response, as did pre-letting of The Edge, the new shopping centre at Tseung Kwan O Station.

During the year, we continued our efforts to enhance the retail environment of our shopping centres including the launch of a major renovation programme at Telford Plaza I, and to support our tenants through promotions whilst continuing to add new trades and refine the trade mix.

Hong Kong Disneyland and DRL had a positive impact on Maritime Square, which achieved 30% year-on-year customer growth from September by leveraging off the opening through effective promotions.

Our 18 floors at Two International Finance Centre (IFC) remained fully let.

## Property management and other services

Property management business revenue rose 16.7% to HK$126 million. During the year, 5,075 units were added from Caribbean Coast, Residence Oasis and Le Bleu, to our management portfolio, bringing the total by year-end to 54,358 residential units and 562,296 square metres of commercial and office space.

Property agency business revenue increased 16.7% to HK$7 million, while Octopus Access Control business revenue grew 30.0% to HK$13 million.

## Mainland of China

Our property business experienced further growth in the Mainland of China in the areas of property consultancy, management and related businesses.

Three new property management contracts for high-end residential developments were secured during the year, including Northstar Beiyuan B3 District and Jian Wai Soho Phases Five and Seven in Beijing, and Mei Li Shan Shui in Chongqing.

We signed a head lease of up to 47 years for the operation and property management of Oriental Kenzo, a shopping centre in the Dong Cheng district of Beijing, with plans to re-open in late 2006. The head lease contains an option to buy at a pre-set price within the first five years and a right of first refusal thereafter.

For the property developments for Shenzhen Metro Line 4, the Master Plan is largely finalised.

# Hong Kong network expansion projects

The Tung Chung Cable Car project (branded "Ngong Ping 360") continued to progress with works on the superstructures all substantially completed, together with the cable car towers and the installation of the electrical and mechanical equipment. All cable car cabins were delivered to Hong Kong and all sections of rope pulling were substantially completed by February 2006. Managed by Skyrail-ITM (Hong Kong) Ltd., "Ngong Ping 360" is expected to open mid 2006.

Fit out works for the second platform at the departure level of Airport Station to connect to the Skyplaza retail development are under way, with completion expected in the second half of 2006.

Detailed design has been completed and construction tenders invited for Tseung Kwan O South Station to serve the Area 86 property development by 2009. This will include Government entrustment of the Area 86 Northern Access Road to the Company.

In February, we submitted to the Government revised proposals for the West Island Line, South Island Line (East) and South Island Line (West).

The West Island Line will extend the Island Line from Sheung Wan to Kennedy Town via Sai Ying Pun and University stations. Preliminary design work, geotechnical investigation and environmental impact assessment began and the line is targeted to open in 2012. Discussion has continued with the Government over details including funding issues following Government's decision that planning of the line should proceed.

The South Island Line (East) will run from South Horizons on Ap Lei Chau, via Lei Tung, Wong Chuk Hang and Ocean Park to Admiralty, where it will interchange with the Island Line.

The South Island Line (West) will run from University, where it will interchange with the West Island Line, through Cyberport, Wah Fu and Aberdeen to Wong Chuk Hang, where it will connect with the South Island Line (East). A decision on the South Island Lines is expected in early 2006.

Following the announcement of their possible merger, MTR Corporation and Kowloon-Canton Railway Corporation undertook a revised study of the Shatin to Central Link that included the Kwun Tong Line Extension as an option. In 2005 the Company proposed that it may be prepared to progress this extension in advance of a merger decision. The proposal remains under Government consideration.

Excavation of the main tunnel for the Queensway subway linking Admiralty Station with Three Pacific Place is almost complete and tunnel lining concrete work is in progress. The link is planned to open in the third quarter of 2006. The Government has also authorised a subway connecting the Pioneer Centre to Prince Edward Station, and work is planned for early 2006, with completion by 2008. A scheme to improve access to Lai Chi Kok Station was gazetted and work is expected to begin in 2006.

A proposal was submitted to the Government to extend Causeway Bay Station and a feasibility study began in January 2006. We are also in talks with developers on new links to Tsim Sha Tsui Station.

# Human resources

During 2005, we continued initiatives to raise operational efficiency and invest in human resources.

We completed a study on manpower requirements at the middle to senior management level for our international businesses. This led to initiatives ranging from career posting, flexible deployment of staff, engaging external resources and accelerating local talent development. Of particular importance was the development of a dedicated Resource Pool and Manpower Resource System. We also reviewed employment terms, human resources policies and other support to facilitate staff undertaking overseas assignment.

To enhance the effectiveness of our managers, an individualised and focused approach to leadership development was adopted. The first group of senior and executive managers was assessed and appropriate development methods initiated, including job posting, deputising, executive education and one-on-one coaching.

We offer ample opportunity for staff development and a total of 36,689 man-days of training involving 6,513 employees was conducted during the year. These included customer service courses for DRL and a new Putonghua learning system, "GoChinese".

The Operations Training Department was successfully re-accredited ISO9001, ISO14001 and OHSAS 18001. Our commitment in training was also recognised with "Platinum ACCA Approved Employer" accreditation from Association of Chartered Certified Accountants (ACCA).

An innovation scheme, the "Enterprising Pod", was launched to foster "Enterprising Spirit". We encourage all staff to generate original ideas to create more revenue / profit for the Company. A senior manager will volunteer as an "Idea Guardian Angel" to ensure the ideas are duly nurtured and to liaise on trial and testing. We have received many submissions from staff at different levels.

In support of Corporate Social Responsibility and Sustainability, we introduced a new employee volunteering scheme "More Time Reaching Community" to strengthen our community involvement. Supported by the Chief Executive Officer and Executive Directorate members, the scheme helps and recognises staff organising and participating in volunteer activities. Response from our caring staff and their family members is encouraging. At the same time, the Community Involvement Team remained active in providing voluntary services.

A Work / Life Balance Study was carried out, with the results indicating a high level of job satisfaction with no impact of work stress on performance or safety. To enhance staff awareness of the concept of "healthy mind, healthy body", seminars on mental and physical health, relationships and work were launched.

## Review of 2005 financial results

On 1 January 2005, the Company adopted changes in accounting policies and financial statement presentation to comply with the revised Hong Kong Financial Reporting Standards (HKFRSs) which include Hong Kong Accounting Standards (HKASs) and Interpretations (HK-Ints) issued by the Hong Kong Institute of Certified Public Accountants. The implications are in the notes to the summary financial statements and comparative figures for 2004 have been restated.

HKAS 40 requires the recognition of the change in market value of investment properties in the profit and loss account (P&L). HKAS 17 requires the land element in leasehold land and building to be accounted for as operating lease, thus re-classifying the previous depreciation for the land element to operating expense. HKASs 32 and 39 require marking derivative instruments to market value. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities are revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. The change in value is recognised in the P&L or directly taken to hedging reserve in the balance sheet depending on the type of hedging relationship. Except HKASs 32 and 39 which were adopted prospectively from 1 January 2005, both HKASs 40 and 17 were adopted retrospectively with 2004 comparative figures restated. Following HK-Int 2, certain repair and replacement costs on rails, previously charged to the P&L, are capitalised and depreciated.

These changes affect neither our cashflow nor underlying business performance.

**Profit and loss**

Patronage on the MTR Lines increased by 2.9% to a record 858 million. Average fare increased by 2.6% to HK$6.67 as a result of changes in promotion programmes and the opening of DRL. Fare revenue increased by 5.6% to HK$5,721 million.

Fare revenue on AEL increased 8.9% to HK$561 million on increased patronage and higher average fare, the latter supported by more passengers taking longer journeys.

Non-fare revenue grew 18.7% to HK$2,871 million, comprising HK$1,555 million from station commercial and other businesses, and HK$1,316 million from property ownership and management income. Excluding a one-off income from a mobile phone operator for early contract termination, total non-fare revenue would have increased by 15%.

Advertising income rose 9.2% owing to the strong economy and new advertising formats. Income from station commercial facilities increased 15.4% on increased patronage, strong consumer spending and higher rental income. Income from consulting business increased 15.9% as new consulting contracts were secured. Income from miscellaneous activities rose 23.8% owing to connection fees received from new station entrances and increased publications income.

With the opening of a new shopping centre and full-year effect of office and car park rental at Two IFC, together with rental increases after tenancy renewal, income from property ownership and management rose by 18.8%. The favourable factors compensated for relatively stagnant growth in telecommunication income.

Despite the increased scope of activities, operating costs were contained at HK$4,052 million or 6.0% higher than last year, below the 9.6% revenue growth rate.

The change in the accounting treatment of rails, i.e. capitalised rails repair and replacement costs as fixed assets, led to a reduction in operating cost of HK$45 million, with a corresponding increase in depreciation of HK$75 million. The write-back in 2004 of HK$69 million of revaluation deficit incurred in 2003 in respect of the headquarters building reduced operating costs in 2004. Excluding these two items, operating costs increased by HK$206 million or 5.4%.

Major drivers of the cost increase included staff costs, which rose by HK$68 million to cover additional work requirements for new line and station operation, salary growth and special discretionary award. Operational rent & rates increased by HK$22 million, following growth in operating profit in 2004. Expenses on station commercial and other businesses, as well as property ownership and management business rose by HK$43 million and HK$31 million respectively, in line with increased business activity. General and administration expenses increased by HK$40 million on higher consultancy fees for various studies and safety measures for the WTO Hong Kong Ministerial Conference. HK$25 million in cost decrease came from our project studies and business development activities in the Mainland of China and Europe.

Operating profit from railway and related operations before depreciation rose 12.6% to HK$5,101 million. Operating margin improved from 54.2% to 55.7%, the highest in a decade.

Profit on property development in 2005 amounted to HK$6,145 million, comprising: surplus proceeds from The Arch; recognition of deferred income relating to the hotel part of Tung Chung Packages and Harbour Green at Olympic Station; and sharing in kind from the second part of Phase 1 of Elements and The Lane.

Operating profit before depreciation rose 23.6% to HK$11,246 million. Depreciation charge increased 7.3% to HK$2,682 million, mainly owing to the above change in rail capitalisation policy, fully depreciating certain telecommunication equipments upon early contract termination, as well as completion of DRL, the platform screen door project and station renovations.

Despite higher interest rates and interest expense no longer being capitalised to DRL, net interest expense dropped 6.1% to HK$1,361 million mainly on reduced borrowing. With higher interest rates, average interest cost increased from 4.7% to 5.1%. Interest cover improved to 7.6 times. In compliance with HKAS 40, the increase in market value of investment properties of HK$2,800 million pre-tax (HK$2,310 million post tax), was recognised in the P&L.

The Company's share of net profit from OHL rose 2.6% to HK$40 million. Our bids for franchises in Europe via jointly controlled entities resulted in a HK$31 million share of net loss. Tax expense, including current tax expense in China and overseas business activities and deferred tax provision, increased 37.1% to HK$1,549 million. Net profit rose 29.3% to HK$8,463 million, with HK$8,450 million attributable to equity shareholders, 29.1% higher. Earnings per share increased from HK$1.23 to HK$1.55.

Excluding investment property revaluation and the related deferred tax, underlying profit was HK$6,140 million or HK$1.13 per share, respectively 36.7% and 34.5% higher.

The Board recommended a final dividend of HK$0.28 per share, amounting to HK$1,535 million, with a scrip dividend option offered to all shareholders except shareholders with registered addresses in the United States of America or any of its territories or possessions. The Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure a maximum of 50% of the dividend will be paid in cash.

**Balance sheet**

Total fixed assets increased to HK$103,275 million, mainly attributable to surpluses in investment property revaluation, receipt of The Lane and the capitalisation of DRL and AsiaWorld-Expo Station upon commissioning.

Railway construction in progress increased slightly to HK$1,006 million, comprising mainly additional capital expenditures on the Tung Chung Cable Car and SkyPlaza Platform projects, partly reduced by the transfer out of DRL and AsiaWorld-Expo Station costs to fixed assets.

Property development in progress increased to HK$2,756 million, mainly due to the payment of half of the land premium of HK$1,160 million for Tseung Kwan O Area 86 Package One, partially reduced by cost reimbursement received from developers relating to Olympic Station Package Three, Tiu Keng Leng and Tseung Kwan O Area 86 developments.

Properties held for sale increased to HK$1,311 million, comprising mainly residential units at The Arch.

In line with the requirement of HKAS 39, derivative financial assets and liabilities of HK$234 million and HK$307 million respectively were recorded.

Debtors, deposits and payments in advance increased significantly to HK$3,095 million, primarily because of increase in receivables relating to pre-sale of properties from The Arch.

Total loans outstanding decreased by HK$2,114 million to HK$28,264 million, owing to loan repayments. Loans drawn down amounted to HK$5,291 million, primarily for refinancing. Deferred income decreased from HK$4,638 million to HK$3,584 million following profit recognition at Tung Chung, Kowloon and Olympic station development packages, offset by a payment of HK$936 million received in respect of Olympic Package Three development.

Deferred tax liabilities increased from HK$6,368 million to HK$8,011 million mainly because of the tax effect on profit, including those on property revaluations, at the standard Hong Kong Profits Tax rate of 17.5%.

Share capital, share premium and capital reserve increased by HK$1,181 million to HK$37,450 million, as a result of shares issued for scrip dividend and share options exercised. Together with increases in fixed asset revaluation and other reserves of HK$501 million, opening adjustments on adoption of HKASs 32 and 39 of HK$124 million and retained earnings net of dividend of HK$6,177 million, total equity attributable to equity shareholders increased to HK$69,875 million from HK$61,892 million. The gross debt-to-equity ratio improved from 49.1% to 40.4% and net debt-to-equity ratio from 48.6% to 39.9%.

### Cash flow

Net cash inflow from railway and related activities increased from HK$4,486 million to HK$5,189 million, while cash receipts from property developers and purchasers increased from HK$2,576 million to HK$2,610 million. Outflows for capital project payments, including half of the land premium for Tseung Kwan O Area 86 Package One development, and for interest expenses amounted to HK$3,454 million and HK$1,416 million respectively, compared to HK$2,889 million and HK$1,301 million. With other minor movements, net cash flow before dividends and loan repayments was HK$2,823 million, HK$257 million higher. After dividend payments of HK$1,138 million and net loan repayment of HK$1,598 million, net cash inflow was HK$87 million compared to a net outflow of HK$106 million in 2004.

## Financing activities

### New financings

The Group took advantage of the strong liquidity, low interest rates and tight credit spreads in the Hong Kong dollar market, and raised a total of HK$4.7 billion new financings at attractive costs during the year. These included a HK$500 million 10-year note and two HK$500 million 15-year notes with coupon rates of 4.5%, 4.28% and 4.75% respectively and a total of HK$3.2 billion bilateral banking facilities comprising HK$2.2 billion in 7 years and HK$1.0 billion in 10 years.

At year-end, the Company had total undrawn committed facilities of HK$5.3 billion, which together with additional bank loan commitments obtained and proceeds from a new fixed rate note issued in early 2006, would be sufficient to cover all of the Company's funding needs in 2006.

At the subsidiary level, a detailed term sheet was initialled with China Development Bank, which provides for a 25-year RMB3.6 billion non-recourse bank loan and proceeds will be used to fund 60% of the Group's investment in the RMB6.0 billion Shenzhen Metro Line 4 project. Partners of the PPP associated company have also initialled two separate loan agreements with Industrial and Commercial Bank of China and China Development Bank, which provide for two non-recourse 25-year bank loans, each of RMB1.6 billion, for Beijing Metro Line 4. The long maturity, RMB denomination and fixed rate funding provided by these loans will help reduce respectively the refinancing, exchange rate and interest rate risks of the two projects.

### Cost of borrowing

Despite higher short-term interest rates, our average borrowing cost increased only marginally to 5.1% from 4.7% in 2004 with gross interest expense increased by HK$4 million, reflecting our conservative debt mix which comprised a significant portion in long-term fixed rate financings.

### Risk management

We continued to maintain a well diversified debt portfolio in accordance with our Preferred Financing Model which seeks to diversify risks by specifying a preferred mix of fixed and floating rate debts, maximum currency exposure, well spread out maturities, use of different types of financing instruments and adequate forward coverage of future funding needs.

We use derivative financial instruments solely for hedging purposes and not speculation. We deal only with counterparties with credit ratings of A-/A3 or better, and assign to each counterparty limit based on credit ratings to control counterparty risk exposure. A monitoring framework using "value-at-risk" and "expected loss" concepts is used to quantify and further monitor these exposures.

### Credit ratings

We were the first Hong Kong corporate entity to obtain internationally recognised credit ratings which are on par with the Hong Kong Government.

Moody's re-affirmed our short-term foreign currency and long-term domestic currency ratings at respectively P-1 and Aa3 with stable outlook, and upgraded the long-term foreign currency debt rating for debt issued under foreign laws to Aa3.

S&P affirmed our A-1+ and AA- for short/long-term local currency ratings and concurrently upgraded our short/long-term foreign currency ratings to A-1+ and AA- with a stable outlook.

R&I also re-affirmed our short-term local currency and long-term domestic/foreign currency ratings of respectively a-1+ and AA/AA-.

### Financial planning

We use a comprehensive long-term financial planning model to plan our railway operations and evaluate new investments. The model subjects all investments to rigorous evaluations by taking into account weighted average cost of capital and required rate of return, supplemented by sensitivity analyses on key variables and regular review of assumptions to ensure results are reliable and robust. To manage our cost of capital effectively we also conduct regular assessment of our funding requirement and capital structure.

### Financing capacity

Between 2006 and 2008 inclusive, the Company would have total projected capital expenditures of HK$5.1 billion for railway projects and HK$2.1 billion for property developments in Hong Kong, as well as HK$5.4 billion for overseas investments. Amongst these, funding requirement for the HK$4.0 billion interest free loan to the developer for Tseung Kwan O Area 86 Package Two in respect of property developments, and the Shenzhen Metro Line 4 in respect of overseas investment has already been secured and as such the Group has sufficient financing capacity to capture other investment opportunities in Hong Kong and overseas.

# Ten-year statistics

| | 2005* | 2004* | 2003* | 2002* | 2001* | 2000* | 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Financial** | | | | | | | | | | |
| **Profit and loss account** *in HK$ million* | | | | | | | | | | |
| Turnover | **9,153** | 8,351 | 7,594 | 7,686 | 7,592 | 7,577 | 7,252 | 6,981 | 6,574 | 6,253 |
| Operating profit before depreciation | **11,246** | 9,097 | 9,116 | 7,769 | 7,301 | 7,290 | 5,523 | 4,720 | 3,805 | 3,342 |
| Depreciation | **2,682** | 2,499 | 2,402 | 2,470 | 2,178 | 2,091 | 2,039 | 1,426 | 927 | 850 |
| Interest and finance charges | **1,361** | 1,450 | 1,539 | 1,125 | 874 | 1,143 | 1,104 | 475 | 95 | 957 |
| Profit | **8,463** | 6,543 | 4,450 | 3,579 | 4,278 | 4,069 | 2,116 | 2,819 | 2,783 | 1,535 |
| Dividend proposed and declared | **2,299** | 2,259 | 2,215 | 2,161 | 2,118 | 500 | – | – | 1,252 | 647 |
| Earnings per share *in HK$* | **1.55** | 1.23 | 0.85 | 0.70 | 0.85 | 0.81 | 0.42 | – | – | – |
| **Balance sheet** *in HK$ million* | | | | | | | | | | |
| Total assets | **113,666** | 106,674 | 102,366 | 101,119 | 98,126 | 92,565 | 87,250 | 82,104 | 75,428 | 64,644 |
| Loans, obligations under finance leases and bank overdrafts | **28,264** | 30,378 | 32,025 | 33,508 | 31,385 | 27,203 | 23,177 | 16,897 | 10,875 | 12,696 |
| Deferred income | **3,584** | 4,638 | 5,061 | 6,226 | 8,411 | 10,403 | 13,776 | 15,970 | 16,705 | 9,094 |
| Total equity attributable to equity shareholders | **69,875** | 61,892 | 57,292 | 53,574 | 53,893 | 50,355 | 45,115 | 42,601 | 41,815 | 35,473 |
| **Financial ratios** *in percentage* | | | | | | | | | | |
| Operating margin | **55.7** | 54.2 | 49.3 | 52.2 | 53.4 | 51.7 | 48.2 | 47.3 | 53.7 | 53.4 |
| Non-fare revenue as a percentage of turnover | **31.4** | 29.0 | 27.7 | 25.6 | 24.6 | 24.6 | 22.2 | 22.1 | 21.0 | 18.8 |
| Gross debt-to-equity ratio | **40.4** | 49.1 | 55.9 | 62.5 | 58.2 | 54.0 | 51.4 | 39.7 | 26.0 | 35.8 |
| Gross debt-to-equity ratio (excluding revaluation reserves) | **40.9** | 49.3 | 63.3 | 71.1 | 66.4 | 62.2 | 58.5 | 45.0 | 31.3 | 43.8 |
| Interest cover *in times* | **7.6** | 6.1 | 5.6 | 4.5 | 3.8 | 3.8 | 3.7 | 5.1 | 15.7 | 4.0 |
| **Employees** | | | | | | | | | | |
| Corporate management and service departments | **896** | 860 | 855 | 886 | 930 | 966 | 1,031 | 1,317 | 1,104 | 1,069 |
| Operations | **4,600** | 4,669 | 4,730 | 4,836 | 4,756 | 4,943 | 5,132 | 5,890 | 4,575 | 4,499 |
| Engineering and project | **246** | 366 | 402 | 551 | 978 | 904 | 918 | 1,111 | 2,380 | 1,871 |
| Property development and management | **689** | 660 | 642 | 618 | 567 | 519 | 456 | 468 | 427 | 405 |
| China and international businesses† | **82** | – | – | – | – | – | – | – | – | – |
| Total | **6,513** | 6,555 | 6,629 | 6,891 | 7,231 | 7,332 | 7,537 | 8,786 | 8,486 | 7,844 |

* Consolidated results

† New division established in 2005

| | 2005* | 2004* | 2003* | 2002* | 2001* | 2000* | 1999 | 1998 | 1997 | 1996 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Railway operations** | | | | | | | | | | |
| **Revenue car km operated** *in thousands* | | | | | | | | | | |
| MTR Lines | **114,449** | 114,364 | 112,823 | 103,318 | 96,751 | 92,199 | 94,704 | 94,260 | 84,258 | 83,769 |
| Airport Express Line | **17,122** | 16,081 | 15,227 | 19,467 | 19,458 | 19,557 | 19,394 | 9,011 | – | – |
| **Total number of passengers** *in thousands* | | | | | | | | | | |
| MTR Lines | **857,954** | 833,550 | 770,419 | 777,210 | 758,421 | 767,416 | 779,309 | 793,602 | 811,897 | 816,572 |
| Airport Express Line | **8,493** | 8,015 | 6,849 | 8,457 | 9,022 | 10,349 | 10,396 | 3,928 | – | – |
| **Average number of passengers** *in thousands* | | | | | | | | | | |
| MTR Lines – weekday average | **2,497** | 2,403 | 2,240 | 2,261 | 2,231 | 2,240 | 2,284 | 2,326 | 2,382 | 2,379 |
| Airport Express Line – daily average | **23** | 22 | 19 | 23 | 25 | 28 | 29 | 22 | – | – |
| **Average passenger km travelled** | | | | | | | | | | |
| MTR Lines | **7.6** | 7.7 | 7.7 | 7.6 | 7.4 | 7.3 | 7.4 | 7.4 | 7.4 | 7.5 |
| Airport Express Line | **30.4** | 30.2 | 29.7 | 29.9 | 29.8 | 29.7 | 29.9 | 31.2 | – | – |
| **Average car occupancy** | | | | | | | | | | |
| MTR Lines | **57** | 56 | 53 | 57 | 58 | 61 | 61 | 62 | 71 | 73 |
| Airport Express Line | **15** | 15 | 13 | 13 | 14 | 16 | 16 | 14 | – | – |
| **Proportion of franchised public transport boardings** *in percentage* | | | | | | | | | | |
| All movements | **25.2** | 24.8 | 24.3 | 23.5 | 23.5 | 24.1 | 25.2 | 25.7 | 25.9 | 26.7 |
| Cross-harbour movements | **61.2** | 59.6 | 58.7 | 58.2 | 57.4 | 57.9 | 60.3 | 61.9 | 64.2 | 66.5 |
| **Proportion of transport boardings** *in percentage* | | | | | | | | | | |
| To/from the airport | **22** | 21 | 23 | 25 | 27 | 28 | 32 | 25 | – | – |
| **HK$ per car km operated (all services)** | | | | | | | | | | |
| Fare revenue | **47.7** | 45.5 | 42.9 | 46.6 | 49.3 | 51.1 | 49.4 | 52.7 | 61.6 | 60.6 |
| Railway operating costs | **22.8** | 22.3 | 22.5 | 22.8 | 24.6 | 26.8 | 27.3 | 29.2 | 29.5 | 29.1 |
| Railway operating profit | **24.9** | 23.2 | 20.4 | 23.8 | 24.7 | 24.3 | 22.1 | 23.5 | 32.1 | 31.5 |
| **HK$ per passenger carried (all services)** | | | | | | | | | | |
| Fare revenue | **7.25** | 7.05 | 7.06 | 7.28 | 7.46 | 7.35 | 7.14 | 6.82 | 6.39 | 6.22 |
| Railway operating costs | **3.47** | 3.45 | 3.70 | 3.57 | 3.72 | 3.85 | 3.94 | 3.78 | 3.06 | 2.99 |
| Railway operating profit | **3.78** | 3.60 | 3.36 | 3.71 | 3.74 | 3.50 | 3.20 | 3.04 | 3.33 | 3.23 |
| **Safety performance** | | | | | | | | | | |
| Number of reportable events^ | **747** | 701 | 641 | 690 | 686 | 748 | 859 | 842 | 814 | 869 |
| Reportable events per million passengers carried^ | **0.86** | 0.83 | 0.82 | 0.88 | 0.89 | 0.96 | 1.09 | 1.05 | 1.00 | 1.06 |
| Number of staff and contractors' staff accidents | **30** | 25 | 33 | 24 | 39 | 36 | 49 | 65 | 54 | 40 |

^ Reportable events are occurrences affecting railway premises, plant and equipment, or directly affecting persons (with or without injuries), that are reportable to the Secretary for the Environment, Transport and Works of the Hong Kong SAR Government under the Mass Transit Railway Regulations, ranging from suicides/attempted suicides, trespassing onto tracks, to accidents on escalators, lifts and moving paths.

# Corporate governance report

## Corporate Governance Practices

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices. This Report describes how the Company has applied the principles of the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of The Rules Governing the Listing of Securities on the Stock Exchange ("Listing Rules").

The Company has complied throughout the year ended 31 December 2005 with the Code Provisions except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of The Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) ("MTR Ordinance")) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

## The Board of Directors

The overall management of the Company's business is vested in the Board. Pursuant to the Articles of Association and the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Directorate, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, annual operating budget, certain material contracts, strategies for future growth, major financing arrangements and major investments, risk management strategies, treasury policies and fare structures.

The Board comprises 11 members, consisting of one executive Director (the Chief Executive Officer) and ten non-executive Directors, of whom six are independent non-executive Directors. In this regard, the Company exceeds the requirement of the Listing Rules which requires every board of directors of a listed issuer to have at least three independent non-executive directors. Following the Board's decision to split the roles of Chairman and Chief Executive Officer, Dr. Raymond Ch'ien Kuo-fung, already a Member of the Board, was appointed non-executive Chairman for three years with effect from 21 July 2003, and Mr. Chow Chung-kong was appointed Chief Executive Officer and a Member of the Board on 1 December 2003. Two of the other non-executive Directors (being the Secretary for the Environment, Transport and Works and the Commissioner for Transport) are appointed by the Chief Executive of The Hong Kong Special Administrative Region of the People's Republic of China ("HKSAR"). Another non-executive Director, Mr. Frederick Ma Si-hang, is the Secretary for Financial Services and the Treasury of the Government of the HKSAR. The Government of the HKSAR through The Financial Secretary Incorporated, holds approximately 76% of the issued share capital of the Company.

Coming from diverse business and professional backgrounds, the non-executive Directors actively bring their valuable experience to the Board for promoting the best interests of the Company and its shareholders. On the other hand, the independent non-executive Directors contribute to ensuring that the interests of all shareholders of the Company are taken into account by the Board and that relevant issues are subjected to objective and dispassionate consideration by the Board. The Company has received confirmation from each independent non-executive Director about his/her independence under the Listing Rules, and continues to consider each of them to be independent.

Each Director ensures that he/she can give sufficient time and attention to the affairs of the Company. They are requested to disclose the number and nature of offices held in public companies or organisations and other significant commitments as well as their identity to the Company twice a year.

Biographies of the Members of the Board and Executive Directorate are set out on pages 26 to 29. None of the Members of the Board and Executive Directorate has any relationship (including financial, business, family or other material or relevant relationships) between each other, although Commissioner for Transport (Mr. Alan Wong Chi-kong) and Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) were appointed by the Chief Executive of HKSAR, and Mr. Frederick Ma Si-hang was appointed by The Financial Secretary Incorporated, and Ms. Christine Fang Meng-sang sits on various government advisory committees.

As permitted under its Articles of Association, the Company has arranged Directors' and Officers' Liability Insurance for which Members of the Board and officers of the Company do not have to bear any excess.

## Chairman and Chief Executive Officer

The posts of Chairman and Chief Executive Officer are distinct and separate. The non-executive Chairman is responsible for chairing and managing the operations of the Board, as well as monitoring the

performance of the Chief Executive Officer and Members of the Executive Directorate. Apart from ensuring that adequate information about the Company's business is provided to the Board on a timely basis, the Chairman also ensures that the non-executive Directors make an effective contribution at Board meetings. As head of the Executive Directorate, the Chief Executive Officer is responsible to the Board for managing the business of the Company.

The Chairman held a meeting on 12 April 2005 with all of the non-executive directors without the presence of Members of Executive Directorate (including the Chief Executive Officer) to discuss the responsibilities of the Board, proceedings at Board Meetings and the performance of Members of the Executive Directorate. Another meeting was held by the Chairman on 7 March 2006.

## Board Proceedings

The Board meets in person regularly, and all Members of the Board have full and timely access to relevant information and may take independent professional advice at the Company's expense, if necessary, in accordance with the approved procedures. The draft agenda for regular Board meetings is prepared by the Legal Director & Secretary and approved by the Chairman of the Company. Members of the Board are advised to inform the Chairman or the Legal Director & Secretary not less than one week before the relevant Board meeting if they wish to include a matter in the agenda of the meeting. The date of the Board meetings for the following year is usually fixed by the Legal Director & Secretary and agreed by the Chairman some time in the third quarter of each year.

At each regular Board meeting, Members of the Executive Directorate together with senior managers report to the Board on their business, including the operations, project progress, financial performance, corporate governance and outlook. The Chief Executive Officer also submits his Executive Summary, which focuses on the overall strategies and principal issues of the Company, to the Board. These reports, together with the discussions at Board meetings, provide information to enable all Members of the Board to make informed decisions for the benefit of the Company. The agenda together with board papers is sent in full at least 3 days before the intended date of the Board Meeting.

All Members of the Board have access to the advice and services of the Legal Director & Secretary, who is responsible for ensuring that the correct Board procedures are followed and advises the Board on all corporate governance matters. The Members of the Board also have full access to all Members of Executive Directorate as and when they consider necessary.

In 2005, the Board held eight meetings. The possible merger between the Company and Kowloon-Canton Railway Corporation ("KCRC") was discussed at all eight meetings by the Members of the Board who did not have conflicts of interest. The attendance record of each Member of the Board is set out below:

| Directors | Attendance of Board meetings in 2005 | Attendance rate |
|---|---|---|
| **Non-executive Directors** | | |
| Dr. Raymond Ch'ien Kuo-fung (Chairman) | 8/8 | 100% |
| Commissioner for Transport (Robert Charles Law Footman, ceased to be the Commissioner for Transport with effect from 18 June 2005 ) | 3/3 | 100% |
| (Alan Wong Chi-kong, appointed Commissioner for Transport with effect from 18 June 2005) | 4/5* | 80% |
| * 1 meeting was attended by the alternate director | | |
| Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) | 8/8* | 100% |
| * 6 meetings were attended by the alternate directors | | |
| Frederick Ma Si-hang | 8/8† | 100% |
| † 4 meetings were attended by his alternate director | | |
| **Independent Non-executive Directors** | | |
| Professor Cheung Yau-kai | 8/8 | 100% |
| David Gordon Eldon | 2/8 | 25% |
| Christine Fang Meng-sang | 7/8 | 88% |
| Edward Ho Sing-tin | 8/8 | 100% |
| Lo Chung-hing | 8/8 | 100% |
| T. Brian Stevenson | 8/8 | 100% |
| **Executive Director** | | |
| Chow Chung-kong (Chief Executive Officer) | 8/8 | 100% |

The minutes of Board meetings are prepared by the Secretary of the meeting with details of the matters considered by the Board and decisions reached, including any concerns raised by the Members of the Board or dissenting views expressed. The draft minutes are circulated to all Members of the Board for their comment within a reasonable time after the meeting. The approved procedure is that the Board formally adopts the draft minutes at the subsequent meeting. If Members of the Board have any comment on the draft minutes, they will discuss it at that meeting, followed by a report on what has been agreed in the minutes of that meeting. Minutes of Board Meetings are kept by the Legal Director & Secretary and open for inspection by all Members of the Board at the Company's registered office.

## Appointment, re-election and removal of Members of the Board

A person may be appointed as a Member of the Board at any time either by the shareholders in general meeting or by the Board upon recommendation by the Nominations Committee of the Company. Directors who are appointed by the Board must retire at the first annual general meeting after their appointment. A Director who

retires in this way is eligible for election at that annual general meeting, but is not taken into account when deciding which and how many Directors should retire by rotation. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or, if the number of Directors is not divisible by three, such number as is nearest to and less than one third) must retire as Directors by rotation.

The Chief Executive of the HKSAR may, pursuant to Section 8 of the MTR Ordinance, appoint up to three persons as "additional directors". Directors appointed in this way may not be removed from office except by the Chief Executive of the HKSAR. These Directors are not subject to any requirement to retire by rotation nor will they be counted in the calculation of the number of Directors who must retire by rotation. In all other respects, the "additional directors" are treated for all purposes in the same way as other Directors. The Chief Executive has appointed the Office for the Secretary for Environment, Transport and Works and the Office for Commissioner for Transport as "additional directors". As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

Each of the Directors, on appointment to the Board, is given a comprehensive induction programme on key areas of business operations and practices of the Company, as well as a Directors' Manual. Amongst other things, the Manual not only sets out the general and specific duties of the Directors under general law (common law and legislation) and the Listing Rules, but also includes the Terms of Reference of the Board Committees. The Directors' Manual is updated from time to time to reflect developments in those areas.

To assist their continuous professional development, the Legal Director & Secretary recommends Directors to attend relevant seminars and courses. The costs for such training are borne by the Company.

## Accountability

The Members of the Board are responsible for preparing the accounts of the Company and of the Group. The accounts are prepared on a going concern basis and give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005, and of the Group's profit and cash flow for the year then ended. In preparing the accounts for the year ended 31 December 2005, the Members of the Board have selected appropriate accounting policies and, apart from those new and amended accounting policies as disclosed in the notes to the accounts ended 31 December 2005, have applied them consistently with previous financial periods. Judgments and estimates have been made that are prudent and reasonable. The reporting responsibilities of the External Auditor are set out on page 50.

In support of the above, the accounts presented to the Board have been reviewed by the Members of Executive Directorate. For both the annual and interim reports and accounts, the Finance Division is responsible for clearing them with the External Auditor and then the Audit Committee. In addition, all new accounting standards and requirements adopted by the Company have been discussed and approved at the Audit Committee before adoption by the Company.

## Board Committees

As an integral part of good corporate governance, the Board has established the following Board Committees to oversee particular aspects of the Company's affairs. Each of these Committees comprises non-executive Directors who have been invited to serve as members. Each of the Audit, Remuneration and Nominations Committee is governed by its respective Terms of Reference, which are available on the Company's website: www.mtr.com.hk. All Committees are provided with sufficient resources to discharge their duties.

### Audit Committee

The Audit Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Committee are T. Brian Stevenson (chairman), Professor Cheung Yau-kai and the Commissioner for Transport (Robert Charles Law Footman who ceased to be the Commissioner for Transport and Alan Wong Chi-kong who was appointed Commissioner for Transport, both with effect from 18 June 2005). None of the Committee Members is a partner or former partner of KPMG, the Company's External Auditor. The Finance Director, the Head of Internal Audit Department and representatives of the External Auditor of the Company are expected to attend meetings of the Committee. At the discretion of the Committee, others may also be invited to attend meetings. The Committee normally meets four times a year, and the External Auditor or the Finance Director may request a meeting if they consider it necessary.

Under its Terms of Reference, the duties of the Audit Committee include financial and efficiency aspects. Amongst other things, the Committee is required to oversee the relationship with the Company's External Auditor, to review the financial information of the Company, and to oversee the Company's financial reporting system and internal procedures. The Committee discusses with the External Auditor the nature and scope of audit and reporting obligations before the audit commences. Apart from giving pre-approval of all audit services, the Committee also pre-approves any non-audit services for complying with relevant legal requirements. The Committee is primarily responsible for making recommendations to the Board on the appointment and removal of the External Auditor, and approving the remuneration and terms of such engagement. With respect to financial information of the Company, the Committee monitors the integrity of financial statements, annual and interim reports and accounts, together with

the preliminary announcement of results and other announcements regarding the Company's financial information to be made public. In dealing with the financial information, the Committee liaises with the Board and the Executive Directorate (including the Finance Director), and further meets with both the External Auditor and the Head of Internal Audit. Apart from considering issues arising from the audit, the Committee discusses any matters that auditor(s) may wish to raise either privately or together with executive director and any other person. The Committee is required to review, at least annually, the effectiveness of the Company's financial controls, internal control and risk management systems and to report to the Board that such a review has been carried out. These controls and systems allow the Board to monitor the Company's overall financial position and to protect its assets. In addition, the Committee reviews periodic reports from the Head of Internal Audit and the follow-up of major action plans recommended. The Committee selects, in consultation with the Chairman and the Chief Executive Officer (or otherwise approves) any topic to be the subject of an audit into the efficiency, effectiveness or value for money of any of the activities or operations of the Company. It then reviews reports of such audit and puts forward recommendations to the Board.

The Chairman of the Committee summarises activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

The minutes of the Audit Committee meetings are prepared by the secretary of the meeting with details of the matters considered by the Committee Members and decisions reached, including any concerns raised by the Committee Members and dissenting views expressed. The draft minutes are circulated to the Committee Members for comments and the final version of the minutes is sent to the Committee Members for their records within a reasonable time after the meeting and the minutes are open for inspection by the Committee Members at the Company's registered office. A framework of the agenda items for the meetings for the following year is set out for the Committee Members' reference and comment in the last quarter of each year. The chairman of the Committee makes the final determination on the agenda for the regular Committee meetings.

In 2005, the Audit Committee held four meetings. The major work performed by the Committee in 2005 included:

- Reviewing and recommending for the Board's approval the draft 2004 Annual Report and Accounts and 2005 Interim Report and Accounts;
- Reviewing 2005 Revised Accounting Standards;
- Reviewing the Company's internal control systems;
- Approving the 2005 Audit Plan and reviewing the periodic report prepared by the Internal Audit Department;
- Pre-approving the audit and non-audit services provided by KPMG, External Auditor, for 2005;
- Reviewing and recommending for the Board's approval the revision of the Terms of Reference of the Audit Committee to comply with amendments to the Listing Rules.

The attendance record of each Audit Committee Member is set out below. Representatives of the External Auditor, the Finance Director and the Head of Internal Audit Department attended all those meetings for reporting and answering questions about their work. Further to that and by invitation, the then Managing Director – Operations and Business Development (or his representative), and Property Director had respectively provided an overview of the Company's railway operations and property business to the Members at their meetings.

| Directors | Attendance of Audit Committee meetings in 2005 | Attendance rate |
|---|---|---|
| T. Brian Stevenson (chairman) | 4/4 | 100% |
| Professor Cheung Yau-kai | 4/4 | 100% |
| Commissioner for Transport (Robert Charles Law Footman, ceased to be the Commissioner for Transport with effect from 18 June 2005) | 2/2 | 100% |
| (Alan Wong Chi-kong, appointed Commissioner for Transport with effect from 18 June 2005) | 2/2 | 100% |

**Remuneration Committee**

The Remuneration Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Remuneration Committee are Edward Ho Sing-tin (chairman), T. Brian Stevenson and Frederick Ma Si-hang.

The principal responsibilities of Remuneration Committee include formulating a remuneration policy and practices that facilitate the employment of top quality personnel, recommending to the Board the remuneration of Members of the Board who are non-executive Directors, determining the remuneration packages of the Members of the Board who are executive Directors and the Members of the Executive Directorate, and reviewing and approving performance-based remuneration by reference to the Company's goals and objectives.

In 2005, the Remuneration Committee held two meetings. In accordance with its Terms of Reference, the Committee performed the following work during the year:

- Reviewed and approved payouts under the Company's performance-based variable incentive scheme for the 2004 performance period;
- Reviewed and recommended for the Board's approval the revision of the Terms of Reference of the Remuneration Committee to comply with amendments to the Listing Rules;

- Conducted an annual review of remuneration packages for the Chief Executive Officer and Executive Directorate for effect in 2005;
- Reviewed and approved the remuneration packages of new Members of the Executive Directorate and Senior Management.

The attendance record of each Committee Member is set out below:

| Directors | Attendance of Remuneration Committee meetings in 2005 | Attendance rate |
|---|---|---|
| Edward Ho Sing-tin (chairman) | 2/2 | 100% |
| T. Brian Stevenson | 2/2 | 100% |
| Frederick Ma Si-hang | 2/2 | 100% |

The Remuneration Committee also met on 7 March 2006 to approve the 2005 Remuneration Report. This report is set out on pages 24 and 25 and includes a description of the remuneration policy of the Company.

**Nominations Committee**

The Nominations Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Nominations Committee are David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung). The Nominations Committee nominates and recommends to the Board candidates for filling vacancies on the Board.

Since there were no new Board appointments in 2005, the Committee did not convene any meeting during the year.

**Independent Committee**

The Board is committed to looking after the interests of independent shareholders of the Company and, for this purpose, an independent committee of the Board (the "Independent Committee"), chaired by Edward Ho Sing-tin, together with Professor Cheung Yau-kai, Christine Fang Meng-sang, Lo Chung-hing and T. Brian Stevenson, has been established to consider and review the terms of any possible merger between the Company and KCRC, and to advise independent shareholders whether they are fair and reasonable. At the Board Meeting on 7 March 2006, the Board approved Mr. David Gordon Eldon rejoining the Independent Committee. All Members of the Independent Committee are independent non-executive Directors of the Company.

## Internal Controls

The Board is responsible for ensuring that there is in place a satisfactory system of internal control. The main objectives are to ensure adherence to management policies, compliance with applicable laws and regulations, the safeguarding of assets, the efficiency and effectiveness of operation, the prevention and detection of fraud and error, the accuracy and completeness of the accounting records, and the timely preparation of reliable financial information.

The Company has adopted the internal control systems including following:

- The Board has delegated to the Executive Directorate all decision-making powers to run the business on a day to day basis subject to the terms of the "Protocol: Matters reserved to the Board".
- Various risk management strategies have been established by the Board to identify, assess and reduce risks including construction and insurance, finance, treasury, safety, security and environmental. The relevant Member of the Executive Directorate is responsible for managing the risks under his areas of business.
- The Company is developing a formal Enterprise Risk Management framework (the "Framework"). The Framework aims to standardise and extend the risk management practices that are already present in some key functions of the Company, to provide an overall view of key risks at a corporate level, and to enhance common understanding of how individual business areas can support the control of such risks. An Enterprise Risk Manager has been appointed to lead this effort.
- The Company respects investors' rights to information that is necessary for evaluating their investments in the Company. Directors and employees are required to be familiar with and comply with the Company's disclosure controls and procedures so that the Company's public reports and documents that the Company is required to disclose publicly comply in all material respects with the applicable regulatory regimes.
- Members of the Board and Executive Directorate, and other nominated managers who have access to price-sensitive and/or specific information are bound by the Model Code for Securities Transactions by Directors of the Company (see below). In addition, every employee is also bound by the Code of Conduct issued by the Company, amongst other things, to keep unpublished price-sensitive information in strict confidence.
- All Department Heads, including the responsible Business and Project Managers for overseas projects, are asked to identify any new or updated statutes, to assess the risk of such statutes/regulations and their impact on the Company's operations, and to review at least once every year to ensure that relevant statutes/regulations are complied with. Any non-compliance that is detrimental to the Company is reported to the respective Divisional Heads who would then report it to the Executive Directorate.
- The Internal Audit Department carries out audits on systems, financial controls, and compliance with statutes/regulations according to the Audit Plan approved by the Audit Committee.

The Internal Audit Department plays a major role in support of and in collaboration with the Company's management, in monitoring the internal governance of the Company. The Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee. The Department has unrestricted access to

information that allows it to review all aspects of the Company's risk management, control and governance processes. On a regular basis, it conducts audits on internal control systems of all business, support units and subsidiaries. As the need arises, it also conducts ad-hoc reviews or investigations. On a half-yearly basis, based on the audit findings and other relevant information that have come to the Internal Audit Department's attention during the course of the audits, the Internal Auditor reports to the Audit Committee his opinion on system of internal controls. In the 2005 reports, it was stated that in general an adequate and effective system of internal controls was in place.

As disclosed before, the Chairman of the Committee summarises activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

## Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code and, having made specific enquiry, confirms that Members of the Board and the Executive Directorate complied throughout the year with the Model Code set out in Appendix 10 to the Listing Rules. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

## Business Ethics

The Company is committed to a high standard of business ethics and integrity. The content of the Company's Code of Conduct and the Corporate Guidebook for All Staff are reviewed every two years by Human Resource Management Department to ensure appropriateness and compliance with legislation.

In order to extend the ethical culture of the Company to our Mainland subsidiaries, the Induction Programme for the Shenzhen subsidiary company has been reviewed and updated to incorporate a briefing on the Company's Code of Conduct and the Corporate Guidebook for All Staff.

## US Sarbanes-Oxley Act 2002

This legislation, which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002.

As the Company is The U.S. Securities and Exchange Commission reporting company, it is generally bound by this legislation.

The Company has been, and will continue its process of, reviewing its internal systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

## External Auditor

The Company engages KPMG as its External Auditor. In order to maintain KPMG's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, the Audit Committee, under its Terms of Reference, pre-approves all audit services to be provided by KPMG and discusses with KPMG the nature and scope of their audit and reporting obligations before the audit commences.

The Audit Committee also reviews and pre-approves the engagement of KPMG to provide any non-audit services for complying with relevant legal requirements and seeks to balance the maintenance of objectivity with value for money.

The nature of audit and non-audit services provided by KPMG and fees paid to KPMG (including any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally) are set out below:

| *in HK$ million* | **2005** | 2004 |
|---|---|---|
| Auditor's remuneration | | |
| – audit services | **4** | 4 |
| – tax services | **1** | 1 |
| – other services | **2** | – |

## Communication with Shareholders

The Company's Annual General Meeting ("AGM") is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to question Directors about the Company's performance. The Chairman of the Company and the Chairmen of each of the Board Committees were present at the 2005 AGM.

At the 2005 AGM, the Chairman started the formal business by outlining the categories of persons who were entitled to demand a poll in accordance with Article 67 of the Company's Articles of Association on any resolution to be proposed at the AGM. Separate resolutions were proposed for each substantially separate issue at the AGM. Before the resolutions were considered, the Chairman exercised his right as the Chairman of the Meeting under Article 67 of the Company's Articles of Association to call a poll on all resolutions. The poll results were published in an English and a Chinese newspaper and posted on the websites of the Company and The Stock Exchange of Hong Kong Limited on the day after the AGM. The AGM minutes were also posted on the Company's website within a reasonable time.

# Remuneration report

This Remuneration Report has been reviewed and approved by the Remuneration Committee of the Company.

## Remuneration policy

It is the Company's policy to ensure that remuneration is appropriate and aligns with the Company's goals, objectives and performance. To this end, the Company considers a number of relevant factors including salaries paid by comparable companies, job responsibilities, duties and scope, employment conditions elsewhere in the Company and its subsidiaries, market practices, financial and non-financial performance, and desirability of performance-based remuneration.

The Company is committed to effective corporate governance and employing and motivating top quality personnel; it recognises the importance of a formal and transparent remuneration policy covering its Board and Executive Directorate.

The Board has established a Remuneration Committee consisting of three non-executive Directors, two of whom are independent non-executive Directors. It considers and recommends to the Board the Company's remuneration policy and has a delegated authority to review and determine the remuneration packages of the Chief Executive Officer and the Members of the Executive Directorate.

As necessary and with the agreement of the Chairman, the Remuneration Committee is authorised to obtain outside independent professional advice to support the Committee on relevant issues.

A summary of work performed by the Remuneration Committee during 2005 is set out in the "Corporate Governance Report" on pages 18 to 23.

The Company also ensures that no individual Director or any of his associates is involved in deciding his own remuneration.

**Non-Executive Directors, Chief Executive Officer and the Executive Directorate**

The Remuneration Committee makes recommendations to the Board on the remuneration of members of the Board who are non-executive Directors. To ensure that non-executive Directors are appropriately paid for their time and responsibilities to the Company, the Committee considers factors such as fees paid by comparable companies, time commitment, responsibilities of the non-executive Directors, the likely workload, and employment conditions elsewhere in the Company.

The Remuneration Committee is responsible for establishing policies, and reviewing and determining the remuneration of the Members of the Board who are executive Directors (namely, the Chief Executive Officer) and the Executive Directorate in accordance with the Company's remuneration policy. In the case of the Chief Executive Officer, the Committee will consult with the Chairman and in the case of other Members of the Executive Directorate, the Committee will consult with both the Chairman and the Chief Executive Officer in respect of their recommendations.

**Remuneration Structure for Employees**

The Company's remuneration structure for its employees, including Members of the Board who are executive Directors and Executive Directorate, comprises fixed compensation, variable incentives, discretionary award, long-term incentives, and retirement schemes. Specifics about each of these components are described below.

*Fixed Compensation*

Fixed compensation includes base salary, allowances and benefits-in-kind (e.g. medical). Base salary and allowances are set and reviewed annually for each position taking into consideration the Company's remuneration policy, competitive market positioning, market practice, as well as the Company's and individual's performance. Benefits-in-kind are reviewed regularly taking into consideration market practices.

*Variable Incentives*

The Chief Executive Officer, Members of the Executive Directorate and selected management of the Company are eligible to receive an annual cash incentive under the Company's Variable Incentive Scheme, the rules of which are regularly reviewed by the Remuneration Committee.

Under the current scheme rules, the payouts are based on the performance of the Company and individual performance. The Company's performance is measured by the return on fixed assets and operating profit on an annual and rolling three-year basis.

A portion of the target incentive levels under the scheme was originally funded by participants by foregoing their 13th month pay and portions of their fixed allowances. Target incentive levels for the Chief Executive Officer and Executive Directorate represent approximately 15-30% of base pay. If performance exceeds pre-defined threshold standards, then payouts under the plan are made annually.

In addition, the Company operates other sales and business-related incentive schemes to motivate the staff concerned in reaching specific business targets of the Company.

*Discretionary Award*

In 2005, a special discretionary award was provided to all staff with competent or above performance as a recognition of the staff's contribution to the good company performance in the past year and as a motivation to the staff for continuous business growth.

*Long-Term Incentives*

The Company operates two schemes, namely the Pre-Global Offering Share Option Scheme, and New Joiners Share Option Scheme.

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2005 under the two Schemes are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

Details of the two Schemes and options granted to Members of the Executive Directorate under the Schemes are set out in note 3 of the summary financial statements.

The Chief Executive Officer does not participate in the two Schemes but is entitled to receive an equivalent value in cash of 700,000 Shares on completion of his three-year contract.

*Retirement Schemes*

The Company operates three retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme"), the MTR Corporation Limited Retention Bonus Scheme (the "RBS"), and a Mandatory Provident Fund Scheme (the "MPF Scheme"). Employees who are eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme, while other employees are required to join the MPF Scheme. The RBS is a top-up scheme to supplement the Retirement Scheme for employees who are classified by the Company as staff working on designated projects and who are not on gratuity terms.

(a) Retirement Scheme

The Retirement Scheme contains a hybrid benefit section and a defined contribution section. It is a registered scheme under the Occupational Retirement Schemes Ordinance and has been granted with an MPF Exemption so that it can be offered to employees as an alternative to the MPF Scheme. The hybrid benefit section provides benefits based on the greater of a multiple of final salary times service or the accumulated contributions with investment returns. Members' contributions to the hybrid benefit section are based on fixed percentages of basic salary. The Company's contributions are determined by reference to an annual actuarial valuation carried out by an independent actuarial consulting firm.

The hybrid benefit section has been closed to new employees since 31 March 1999. All employees joining the Company on or after 1 April 1999 who would have been eligible to join the Retirement Scheme can choose to join either the defined contribution section or, commencing 1 December 2000, the MPF Scheme.

The defined contribution benefit section is a member investment choice plan which provides benefits based on accumulated contributions and investment returns. Both members' and the Company's contributions to the defined contribution section are based on fixed percentages of members' basic salary.

(b) RBS

The RBS is a registered scheme under the Occupational Retirement Schemes Ordinance. It provides benefits only in the event of redundancy for service accrued up to 31 December 2002, offset by any benefits payable from the Retirement Scheme. Members are not required to contribute while the Company's contributions are determined by reference to an annual actuarial valuation carried out by an independent actuarial consulting firm.

(c) MPF Scheme

The Company has participated in the Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority. The MPF Scheme covers those employees who are eligible to join the Retirement Scheme but have chosen not to join it and other employees who are not eligible to join the Retirement Scheme. Both members and the Company each contribute to the MPF Scheme at the mandatory levels as required by the Mandatory Provident Fund Schemes Ordinance. Additional contribution above the mandatory level may be provided subject to individual terms of employment.

The executive Directors who have been employed by the Company before 1 April 1999 are eligible to join the hybrid benefit section of the MTR Corporation Limited Retirement Scheme.

The executive Directors who are hired on or after 1 April 1999 are eligible to join the defined contribution benefit section of the MTR Corporation Limited Retirement Scheme.

The Chief Executive Officer participates in the Company's MPF scheme. Both the Company and the Chief Executive Officer each contribute to the MPF scheme at the mandatory levels as required by the MPF Ordinance.

**Remuneration of Non-Executive and Executive Directors**

(i) The total remuneration of the Members of the Board and the Executive Directorate (excluding share-based payments) is shown below and the remuneration details are set out in note 3 of the summary financial statements.

| *in HK$ million* | **2005** | 2004 |
|---|---|---|
| Fees | **3** | 3 |
| Base Salaries, allowances and other benefits-in-kind | **29** | 28 |
| Variable remuneration related to performance | **10** | 8 |
| Retirement scheme contributions | **2** | 3 |
| | **44** | 42 |

(ii) The gross remuneration of non-executive and executive Directors (excluding share-based payments) were within the following bands:

| *Remuneration* | **2005 Number** | 2004 Number |
|---|---|---|
| HK$0 – HK$500,000 | **10** | 9 |
| HK$500,001 – HK$1,000,000 | **1** | 1 |
| HK$1,000,001 – HK$1,500,000 | **2** | – |
| HK$4,500,001 – HK$5,000,000 | **5** | 4 |
| HK$5,000,001 – HK$5,500,000 | **1** | 2 |
| HK$9,000,001 – HK$9,500,000 | **–** | 1 |
| HK$9,500,001 – HK$10,000,000 | **1** | – |
| | **20** | 17 |

The information shown in the above table includes the five highest paid employees. The independent non-executive Directors' emoluments are included in the first remuneration band except the non-executive Chairman, whose emolument is included in the second remuneration band.

Edward Ho Sing-tin, *Chairman, Remuneration Committee*
MTR Corporation Limited
Hong Kong, 7 March 2006

# Board and
# Executive Directorate

## Members of the Board

**Dr. Raymond Ch'ien Kuo-fung** 54, was appointed Non-Executive Chairman in July 2003. He has been a member of the Board since 1998. Dr. Ch'ien is chairman of CDC Corporation (formerly known as chinadotcom Corporation) and its subsidiary, China.com Inc (formerly known as hongkong.com Corporation). He is also non-executive chairman of HSBC Private Equity (Asia) Limited. He serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch'ien is chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption, chairman of the Hong Kong/European Union Business Cooperation Committee, and a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. Ch'ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He was a member of the Executive Council of Hong Kong, then under British Administration, from 1992 to 1997, a member of the Executive Council of the Hong Kong SAR from 1 July 1997 to June 2002. Dr. Ch'ien was appointed Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999. Dr. Ch'ien received a doctoral degree in economics from the University of Pennsylvania in 1978.

**Chow Chung-kong** 55, was appointed Chief Executive Officer on 1 December 2003. He was formerly chief executive officer of Brambles Industries PLC, a global support services company with dual listings in the United Kingdom and Australia. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC, a leading engineering company based in the United Kingdom and before that, he spent 20 years with the BOC Group PLC and was appointed a director of its board and chief executive of its Gases Division in 1993. Mr. Chow is a chartered engineer. He holds Bachelor of Science and Master of Science degrees in Chemical Engineering from The University of Wisconsin and The University of California respectively. He also holds a Master of Business Administration degree from The Chinese University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He was awarded an Honorary Doctor of Engineering degree by The University of Bath. Mr. Chow was knighted in the United Kingdom in 2000 for his contribution to industry. He is currently member of the Council of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Tourism Board, the Council of The Chinese University of Hong Kong and as the Council's representative to serve on the Board of Trustees of its Shaw College. He is also a member of the general committee of the Hong Kong General Chamber of Commerce, and the Shenzhen Municipal Committee of the Chinese People's Political Consultative Conference. Mr. Chow is a non-executive director of Standard Chartered PLC and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.

**Professor Cheung Yau-kai** 71, is an independent non-executive Director and has been a member of the Board since 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to the Vice-Chancellor of The University of Hong Kong. He was Taikoo Professor of Engineering and Acting Deputy Vice-Chancellor of The University of Hong Kong until 30 June 2000. Professor Cheung began his academic research career at the University College of Swansea, Wales. He was appointed Professor of Civil Engineering at Calgary in 1970 and moved to the University of Adelaide in 1974 as Professor and Chairman of the Department of Civil Engineering. In 1977, he took up the Chair and Headship of the Department of Civil Engineering in The University of Hong Kong. In addition to his academic appointments, Professor Cheung was the former first Senior Vice-President of the Hong Kong Institution of Engineers and the Ex-Chairman of its Accreditation Board. He has been awarded several honorary degrees at educational institutions, including, an honorary Doctor of Science by The University of Hong Kong and an honorary Doctor of Laws by the University of Wales. He has also been elected a member of the Chinese Academy of Sciences, and is a fellow of the Royal Academy of Engineering, a fellow of the Royal Society of Canada and immediate past President of the Hong Kong Academy of Engineering Sciences.

**David Gordon Eldon** 60, is an independent non-executive Director and has been a member of the Board since 1999. He retired from the HSBC Group on 27 May 2005 after 37 years of service. He was Chairman of The Hongkong and Shanghai Banking Corporation Limited from 1 January 1999 to 24 May 2005, non-executive Chairman of Hang Seng Bank Limited from 1 June 1996 to 21 April 2005, and a board member of Swire Pacific Limited until 11 May 2005. Mr. Eldon was the Executive Committee Chairman of The Community Chest of Hong Kong until 17 June 2005 and is currently its Vice Patron. He is senior adviser to PricewaterhouseCoopers (based in Hong Kong), Chairman of the Hong Kong General Chamber of Commerce, a Council member of the Hong Kong Trade Development Council and a Steward of the Hong Kong Jockey Club. Mr. Eldon is a fellow of the Chartered Institute of Bankers and a fellow of the Hong Kong Institute of Bankers. He is a Justice of the Peace.

**Christine Fang Meng-sang** 47, is an independent non-executive Director and has been a member of the Board since 2004. Ms. Fang has been the chief executive of the Hong Kong Council of Social Service since 2001. Prior to joining the Hong Kong Council of Social Service, she worked for the Hong Kong Red Cross from 1989 to 2001 and held the position of Secretary General from 1993 to 2001. By training, Ms. Fang is a social worker and has a strong background in community service. She sits on various government advisory

committees, including the Social Welfare Advisory Committee, the Rehabilitation Advisory Committee (from 1 January 2002 to 31 December 2005), the Manpower Development Committee, the Hong Kong Housing Authority and the Sustainable Development Council. She is also a member of the Commission on Poverty and Commission on Strategic Development (Executive Committee).

**Edward Ho Sing-tin** 67, is an independent non-executive Director and has been a member of the Board since 1991. He is an architect and the deputy chairman and managing director of Wong Tung & Partners Limited. Mr. Ho was an elected member of the Legislative Council of Hong Kong from 1991 to 2000, representing the architectural, surveying and planning functional constituency. He was president of the Hong Kong Institute of Architects in 1983 and 1984 and was chairman of the Hong Kong Industrial Estates Corporation from 1992 to 2001. Mr. Ho serves on a number of statutory boards and advisory committees including the Board of Hong Kong Hospital Authority. He is also chairman of the General Committee of the Hong Kong Philharmonic Society Ltd. and chairman of the Antiquities Advisory Board.

**Lo Chung-hing** 54, is an independent non-executive Director and has been a member of the Board since 1995. He is general manager of Bank of China (Hong Kong) Limited, after the restructuring of the Bank of China Group in October 2001. Mr. Lo began his banking career in 1969 and he served in several positions within the Bank of China Group before being appointed to his present post. He is a director of the Urban Renewal Authority. Mr. Lo was appointed as a board member of the Provisional Airport Authority in 1994 and served as vice chairman of the Airport Authority from April 1996 to May 1999. He was also a board member of the Hospital Authority from December 1997 to November 2005. Mr. Lo was awarded the Silver Bauhinia Star medal in 1998.

**T. Brian Stevenson** 61, is an independent non-executive Director and has been a member of the Board since October 2002. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, a member of the Asia Pacific Advisory Board of British Telecom, a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club. Mr. Stevenson was previously the Senior Partner of Ernst & Young, Hong Kong from 1981 to 1999. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was president of the Society in 1996. Mr. Stevenson is a chartered accountant and holds law degrees from Glasgow and Hong Kong Universities.

**Commissioner for Transport** (Alan Wong Chi-kong 50, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the Mass Transit Railway Ordinance by virtue of his appointment to the post of the Commissioner for Transport of the Government of the Hong Kong SAR on 18 June 2005. Prior to that, Mr. Wong has served in various bureaux and departments of the Government of the Hong Kong SAR including the Home Affairs Bureau, Civil Service Bureau, the former Urban Services Department, the former City and New Territories Administration, the former Health and Welfare Branch, the former Recreation and Culture Branch, the former Secretariat of the University and Polytechnic Grants Committee, the former Trade and Industry Branch, the Office of the Commissioner of Insurance from August 1996 to January 2000, the Mandatory Provident Fund Schemes Authority from January 2000 to June 2001, the former Information Technology Services Department from July 2001 to July 2004, and the Office of the Government Chief Information Officer from July 2004 to January 2005. As Commissioner for Transport, Mr. Wong is also a director of several transport-related companies, including The Kowloon Motor Bus Company (1933) Limited, Long Win Bus Company Limited, New World First Bus Services Limited, New Lantao Bus Company (1973) Limited, Citybus Limited, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate's Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited.)

**Secretary for the Environment, Transport and Works** (Dr. Sarah Liao Sau-tung 54, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the Mass Transit Railway Ordinance in August 2002 after her appointment as the Secretary for the Environment, Transport and Works of the Government of the Hong Kong SAR on 1 July 2002. As Secretary for the Environment, Transport and Works, she is also a director of a number of companies including Kowloon-Canton Railway Corporation and Route 3 (CPS) Company Limited. Dr. Liao obtained a Doctorate Degree (Environmental/Occupational Health) from The University of Hong Kong. She has also been a fellow of the Royal Society of Chemistry since 1995 and the Hong Kong Institution of Engineers since 1996.)

**Frederick Ma Si-hang** 54, joined the Board as a non-executive Director on 1 July 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government of the Hong Kong SAR. Before assuming that post, Mr. Ma was Group Chief Financial Officer of PCCW Ltd. and was also an executive director and member of the Executive Committee of that group. Mr. Ma has more than 20 years' experience in the global financial services industry. He has served in key posts in J.P. Morgan Private Bank, Chase Manhattan Bank, Kumagai Gumi (Hong Kong) Limited and RBC Dominion Securities Limited. Besides serving as board member of Kowloon-Canton Railway Corporation and the Airport Authority, Mr. Ma is also a director of Hong Kong International Theme Parks Limited, Hong Kong Mortgage Corporation Limited and Mandatory Provident Fund Schemes Authority. Graduated from The University of Hong Kong in 1973, Mr. Ma holds a Bachelor of Arts degree, majoring in Economics and History.

## Members of the Executive Directorate

**Chow Chung-kong** Biographical details are set out on page 26.

**Russell John Black** 59, has been the Project Director of the Company since 1992. He is responsible for the planning and implementation of all major railway extension and projects upgrade, including the Airport Railway project, the Quarry Bay Congestion Relief Works, the Tseung Kwan O Extension project, the Disneyland Resort Line and the Tung Chung Cable Car. He is also responsible for undertaking feasibility studies into possible new extensions to the railway, including the South Island Line and the West Island Line and providing project management expertise to railway projects in Mainland of China. Mr. Black initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992, he was the project director of London Underground's Jubilee Line Extension project from 1990 to 1992 and, before that, he worked on Singapore's underground railway and on the Eastern Harbour Crossing. Mr. Black also served on the Vocational Training Council from 1998 to 2002 and the Construction Advisory Board from 1993 to 1999. He currently serves on the Provisional Construction Industry Coordination Board. Mr. Black holds an honours degree in civil engineering from the University of Canterbury in New Zealand. He is a Fellow of the Hong Kong Academy of Engineering Sciences, the Hong Kong Institution of Engineers and the Institution of Professional Engineers, New Zealand. He was awarded the Public Service medal (PBM) in Singapore in 1986 and the Bronze Bauhinia Star medal in 1999.

**William Chan Fu-keung** 57, has been the Human Resources Director since August 1998. He joined the Company as Human Resources Manager in 1989. He is responsible for human resource management, operational and management training, administration and security management. Prior to joining the Company, Mr. Chan held senior managerial positions both in the commerce and in the utility sectors in Hong Kong, including the Government, the Hong Kong Productivity Council, Hutchison Whampoa Limited and Hong Kong Telecommunications Limited. He is a fellow member of the Hong Kong Institute of Human Resource Management since 1985 and is also the Vice President of the Institute. He is a Council member of Employers' Federation of Hong Kong, and a member of the Remuneration Committee of the Hong Kong Housing Society, the Labour Advisory Board Committee on Labour Relations, and the Career Development and Advisory Careers Board for a number of universities. Mr. Chan received a Bachelor of Social Science degree from The University of Hong Kong in 1971, majoring in economics.

**Thomas Ho Hang-kwong** 55, has served as Property Director since joining the Company in 1991. He is responsible for the development and management of all properties above and adjacent to MTR stations and depots. He leads a multi-disciplinary team of managers involved in the planning, design, construction and management of large-scale property developments. Between 1971 and 1990, Mr. Ho worked for the Hong Kong Government specialising in land administration and latterly held a directorate post in the Lands Department, responsible for formulating policies and procedures to make land available for the airport and the Airport Railway project. Mr. Ho was qualified in 1974 as a chartered surveyor in Hong Kong.

**Lincoln Leong Kwok-kuen** 45, has served as the Finance Director since February 2002. He is responsible for the financial management of all of the Company's affairs, including financial planning and control, budgeting, accounting and reporting and the treasury function. In addition, he has responsibility for the Company's information technology function and serves as chairman of both Octopus Holdings Limited and the board of trustees of the Company's retirement scheme. Mr. Leong graduated from Cambridge University in 1982 and later qualified as a chartered accountant in England in 1985 and Canada in 1986. Prior to joining the Company as Finance Director, he worked in both the accountancy and investment banking industries. Mr. Leong has also worked as an accountant in London and Vancouver, Canada and for a number of years as an investment banker in Hong Kong. Mr. Leong is the chairman of the executive committee of the Hong Kong Society for the Protection of Children, a member of the executive committee of Housing Society and a board member of the Community Chest. He also serves on the Board of Governor of the Chinese International School and is a trustee of the Hospital Authority Pension Fund Scheme.

Mr. Leong is also a non-executive director of both Hong Kong Aircraft Engineering Company Limited and Tai Ping Carpets International Limited.

**Francois Lung Ka-kui** 47, was appointed as the China & International Business Director on 26 September 2005. He heads the Company's growth-business efforts, including investments in Mainland of China, operating franchises in Europe and international consultancy. Dr. Lung has held various positions in a number of Royal Dutch Shell affiliates since 1997 and joined the Company from Shell Eastern Petroleum (Pte) Ltd. He was the General Manager, China, with responsibility for strategy development, governance and business performance of Shell's gas and power business in China. From 1994 to 1997, he held positions at Duke Energy Asia Limited, an affiliate of Duke Energy International, becoming Vice-President in 1996. Prior to this, Dr. Lung spent approximately five years at PowerGen plc, a major generator, distributor and retailer of electricity in the United Kingdom, and three years at the Central Electricity Generating Board before the privatisation of the electricity industry in the United Kingdom. Dr. Lung holds a Bachelor of Science degree in Mechanical Engineering from the University of Hong Kong, a PhD in Combustion from the University of Leeds in the United Kingdom, a Master of Science degree in Management from the University of Southampton in the United Kingdom and a Bachelor of Law degree from the University of London. Dr. Lung was admitted to the Bar of the United Kingdom in 1992.

**Andrew McCusker** 60, was appointed as the Acting Operations Director on 1 October 2005 and became Operations Director on 5 December 2005. Mr. McCusker has more than 40 years of experience in the engineering field. He joined the Company as Operations Engineering Manager in 1987, and since then has been posted to other responsible positions, including Operations Engineering Design Manager and Project Manager (Operations). He was appointed Deputy Operations Director in March 2004. Mr. McCusker holds a degree in Mechanical Engineering from the Kensington University in the United States and is a member of the Institution of Mechanical Engineers of the United Kingdom.

**Leonard Bryan Turk** 56, is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988. Mr. Turk is responsible for legal advice, corporate secretarial services, insurance, procurement and enterprise risk management functions within the Company. In particular, his responsibilities include construction contracts, contract drafting and administration, cost control and dispute resolution. Before joining the Company, Mr. Turk worked in local government in England, concentrating particularly on commercial property development and the financing of large projects.

# Report of the Members of the Board

The Members of the Board have pleasure in submitting their Report and the summary financial statements for the financial year ended 31 December 2005.

## Principal Activities of the Group

The principal activities of the Company and its subsidiaries are:

**A** the operation of a mass transit railway system with lines from Central to Tsuen Wan (Tsuen Wan Line), from Yau Ma Tei to Tiu Keng Leng (Kwun Tong Line), from Po Lam to North Point (Tseung Kwan O Line), from Chai Wan to Sheung Wan (Island Line), from Hong Kong to Tung Chung (Tung Chung Line), from Hong Kong to the Hong Kong International Airport and then AsiaWorld-Expo both at Chek Lap Kok (Airport Express Line) and from Sunny Bay to Disneyland Resort (Disneyland Resort Line);

**B** property development at locations relating to the railway system including the Tseung Kwan O Line Extension;

**C** related commercial activities, including the letting of advertising and retail space, bandwidth services on the railway telecommunication system, property management and leasing management of investment properties (including shopping centres and offices), property agency and Octopus Card Building Access System services;

**D** the construction, commissioning and opening of Disneyland Resort Line and AsiaWorld-Expo Station beyond Airport Station as an extension of the Airport Express Line;

**E** the design and construction of the Ngong Ping 360 tourism facilities and subsequent monitoring of the appointed operator;

**F** the planning and construction of future extensions to the railway system and other related infrastructure projects;

**G** consultancy services covering all areas of expertise required in the project management, planning, construction, operation, maintenance and up-grading of railways plus fare collection, property integration/development advice including other property related services and advice on generation of non-fare revenues;

**H** investment in Octopus Holdings Limited, a subsidiary of the Company, which has business activities both in Hong Kong and overseas including the operation of a smart card system by its subsidiary Octopus Cards Limited for the collection of payments for both transport and non-transport applications in Hong Kong;

**I** equity investments and long term operation and maintenance contracts outside of Hong Kong;

**J** property management, shopping centre investment and railway related property development business in China; and

**K** the investment in, and construction of, Beijing Metro Line 4, in which the Company has a 49% equity interest, for future operations under a 30-year concession agreement with the Beijing Municipal Government.

In addition to the above, a Feasibility Study Report for Shenzhen Line 4 has been submitted to National Development and Reform Commission for approval. The Company is waiting for the result.

## Dividend

The Directors have recommended a final dividend of HK$0.28 per Ordinary Share to be payable to shareholders whose names appear on the Register of Members of the Company on 11 April 2006. Subject to the passing of the necessary resolutions at the forthcoming Annual General Meeting, such dividend will be payable on or about 27 June 2006, in cash in Hong Kong dollars, with a scrip dividend alternative. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

## Members of the Board

Members of the Board who served during the year were Raymond Ch'ien Kuo-fung (non-executive Chairman), Chow Chung-kong (Chief Executive Officer), Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang , Edward Ho Sing-tin, Lo Chung-hing, T. Brian Stevenson, Frederick Ma Si-hang, the Secretary for the Environment, Transport and Works (Sarah Liao Sau-tung) and the Commissioner for Transport (Robert Charles Law Footman ceased to hold the post of the Commissioner for Transport and Alan Wong Chi-kong was appointed to that post, both with effect from 18 June 2005).

At the Annual General Meeting on 2 June 2005 and pursuant to the Articles of Association, Cheung Yau-kai, Edward Ho Sing-tin and Lo Chung-hing retired under the Articles of Association and were re-elected as Members of the Board.

At the forthcoming Annual General Meeting and in accordance with the Articles of Association, Raymond Ch'ien Kuo-fung, T. Brian Stevenson and Frederick Ma Si-hang will retire by rotation. All these three Board Members will offer themselves for re-election at that Meeting.

Biographical details for Board Members are set out on pages 26 and 27.

## Alternate Directors

The Alternate Directors in office during the year were (i) Martin McKenzie Glass and Alan Lai Nin (both for Frederick Ma Si-hang), (ii) both the Permanent Secretary for the Environment, Transport & Works (Joshua Law Chi-kong) and the Deputy Secretary for the Environment, Transport & Works (Patrick Ho Chung-kei , Thomas

Chow Tat-ming, Cathy Chu Man-ling and Annie Choi Suk-han) (for the Secretary for the Environment, Transport & Works), and (iii) the Deputy Commissioner for Transport/Transport Services and Management (Judy Li Wu Wai-lok [who ceased to be the Deputy Commissioner for Transport/Transport Services and Management and accordingly ceased to be the alternate director for the Commissioner for Transport] and Carolina Yip Lai-ching [with effect from 23 May 2005]) (for the Commissioner for Transport).

## Executive Directorate

The Members of the Executive Directorate who served during the year were Chow Chung-kong (Chief Executive Officer and a Member of the Board), Russell John Black, William Chan Fu-keung, Philip Gaffney [retired with effect from 5 December 2005], Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui [appointed with effect from 26 September 2005], Andrew McCusker [appointed with effect from 1 October 2005] and Leonard Bryan Turk.

Biographical details for Members of the Executive Directorate during the year are set out on page 28 and page 29.

## Internal Audit

The Company's Internal Audit Department provides independent, objective assurance and consulting services designed to add value and improve the Company's operations. Key responsibilities of the Department include:

- Assessments on the adequacy and effectiveness of the Company's system of internal control for controlling its activities and managing its risks.
- Identification of opportunities for improving management control, resources utilisation and profitability.
- Special reviews and/or investigations as commissioned by Company management.

The Company's Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee.

## Business Ethics

Please refer to page 23.

## Policies

The Board has adopted risk management strategies on the following matters:

**A** Construction and insurance;
**B** Finance;
**C** Treasury risk management;
**D** Safety risk management;
**E** Security management.

No changes to such policies may be made without the approval of the Board.

## Public Float

The Stock Exchange granted to the Company, at the time of its listing on the Main Board of the Stock Exchange in 2000, a waiver from strict compliance with Rule 8.08(1) of the Listing Rules ("Public Float Waiver"). Pursuant to the Public Float Waiver, the Company's prescribed minimum percentage of shares which must be in the hands of the public must not be less than 10% of the total issued share capital of the Company. Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required by the Public Float Waiver.

## Summary Financial Statements

The state of affairs of the Group as at 31 December 2005 and of its results for the year are set out in the summary financial statements on pages 35 to 49.

## Ten-Year Statistics

A summary of the results and of the assets and liabilities of the Group together with some major operational statistics for the last ten years are set out on pages 16 and 17.

## Fixed Assets and Railway Construction in Progress

Movements in fixed assets and railway construction in progress during the year are set out in note 5 to the summary financial statements.

## Movements in Reserves

Movements in reserves during the year are set out in note 7 to the summary financial statements.

## Share Capital

As at 31 December 2004, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,389,999,974 of which were issued and credited as fully paid. During the year, the Company issued a total of 91,856,465 Ordinary Shares. Of this number:

**A** 5,282,500 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's Pre-Global Offering Share Option Scheme. In respect of each Ordinary Share issued, the relevant exercise price per share of options is HK$8.44 to the Company;

**B** 117,500 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's New Joiners Share Option Scheme. In respect of each Ordinary Share issued, the relevant exercise price per share of options is HK$9.75, HK$15.75, HK$15.97 and HK$16.05 respectively;

**C** 62,121,448 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the final dividend of the Company for the year ended 31 December 2004 (for which the cash dividend was HK$0.28 per Ordinary Share); and

**D** 24,335,017 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the interim dividend of the Company for the six months ended 30 June 2005 (for which the cash dividend was HK$0.14 per Ordinary Share).

As at 31 December 2005, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,481,856,439 of which were issued and credited as fully paid.

## Redemption of Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the financial year 2005.

## Donations

During the year, the Company donated a total of HK$1,065,332 to charitable organisations. In early 2005, the Company donated HK$860,000 for the relief work of the South Asia Tsunami and made available its stations and shopping malls to charities and raised over HK$1.2 million aiding this cause.

## Reporting and Monitoring

There is a comprehensive budgeting system for all operational and business activities, with an annual budget approved by the Board. Monthly results of the Company's operations, businesses and projects are reported against the budget to the Board and updated forecasts for the year are prepared regularly.

## Treasury Management

The Company's Treasury Department operates within approved guidelines from the Board. It manages the Company's debt profile with reference to the Preferred Financing Model which defines the preferred mix of financing instruments, fixed and floating rate debts, maturities, interest rate risks, currency exposure and financing horizon. The model is reviewed and refined periodically to reflect changes in the Company's financing requirements and market environment. Derivative financial instruments such as interest rate swaps and cross currency swaps are used only as hedging tools to manage the Group's interest rate and currency risks. Prudent guidelines and procedures are in place to control the Company's derivatives activities, including a comprehensive credit risk management system for monitoring counterparty credit exposure using the Value-at-Risk approach. There is also appropriate segregation of duties within the Company's Treasury Department.

Major financing transactions and guidelines for derivatives transactions including credit risk management framework are approved at the Board level.

## Capital and Revenue Expenditure

There are defined procedures for the appraisal, review and approval of major capital and revenue expenditures. All project expenditure over 0.2% of the net assets of the Company and the employment of consultancy services over 0.1% of the net assets of the Company require the approval of the Board.

## Bonds and Notes Issued

The Group issued bonds and notes during the year ended 31 December 2005, details of which are set out in note 6 to the summary financial statements. Such bonds and notes were issued in order to meet the Group's general corporate funding requirements, including the financing of new capital expenditure and the refinancing of maturing debts.

## Computer Processing

There are defined procedures and regular quality reviews on the operation of computer systems to ensure the accuracy and completeness of financial records and efficiency of data processing. The Company's computer centre and help desk operation and support, and also software development and maintenance, have been certified under ISO 9001:2000. Disaster recovery rehearsal on critical applications is conducted annually.

## Interests in Contracts of Members of the Board and the Executive Directorate

There was no contract of significance, to which the Company or any of its subsidiaries was a party and in which a Member of the Board or a Member of the Executive Directorate had a material interest (whether direct or indirect), which subsisted at the end of the year or at any time during the year.

## Board Members' and Executive Directorate's Interests in Shares

As at 31 December 2005, the interests or short positions of the Members of the Board and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the HKSE pursuant to the Model Code were as follows:

## Long Positions in Shares and Underlying Shares of the Company

| Member of the Board or Executive Directorate | Number of Ordinary Shares held: Personal* interests | Family† interests | Corporate interests | Derivatives – Share Options: Personal* interests | Derivatives – Other: Personal* interests | Total interests | Percentage of aggregate interests to total issued share capital |
|---|---|---|---|---|---|---|---|
| Chow Chung-kong | – | – | – | – | 700,000 (Note 1) | 700,000 | 0.01277 |
| T. Brian Stevenson | 4,585 | – | – | – | – | 4,585 | 0.00008 |
| Christine Fang Meng-sang | 1,675 | – | – | – | – | 1,675 | 0.00003 |
| Russell John Black | 52,778 | – | – | – | – | 52,778 | 0.00096 |
| William Chan Fu-keung | 46,233 | – | – | 317,500 (Note 2) | – | 363,733 | 0.00664 |
| Thomas Ho Hang-kwong | 52,696 | 2,524 | – | 321,000 (Note 2) | – | 376,220 | 0.00686 |
| Lincoln Leong Kwok-kuen | 23,000 | – | 23,000 (Note 3) | 1,043,000 (Note 4) | – | 1,089,000 | 0.01987 |
| Francois Lung Ka-kui | – | – | – | 1,066,000 (Note 4) | – | 1,066,000 | 0.01945 |

Notes

1. Chow Chung-kong has a derivative interest in respect of 700,000 shares in the Company within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive an equivalent value in cash of 700,000 shares in the Company on completion of his three-year contract (on 30 November 2006).

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.

3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

* Interests as beneficial owner

† Interests of spouse or child under 18 as beneficial owner

## Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme, as referred to in Note 38 (i) to the summary financial statements

| Executive Directorate and eligible employees | Date granted | No. of options granted | Period during which rights exercisable (day/month/year) | Options outstanding as at 1 January 2005 | Options vested during the year | Options lapsed during the year | Options exercised during the year | Exercise price per share of options (HK$) | Options outstanding as at 31 December 2005 | Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$) |
|---|---|---|---|---|---|---|---|---|---|---|
| William Chan Fu-keung | 20/9/2000 | 1,066,000 | 5/4/2001 – 11/9/2010 | 317,500 | – | – | – | 8.44 | 317,500 | – |
| Thomas Ho Hang-kwong | 20/9/2000 | 1,066,000 | 5/4/2001 – 11/9/2010 | 321,000 | – | – | – | 8.44 | 321,000 | – |
| Other eligible employees | 20/9/2000 | 41,409,000 | 5/4/2001 – 11/9/2010 | 16,567,500 | – | – | 5,282,500 | 8.44 | 11,285,000 | 13.68 |

Notes

1. The Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") shall be valid and effective for a period of ten years after the adoption of the Pre-IPO Option Scheme on 12 September 2000. No option may be offered to be granted on or after the commencement of dealings in shares of the Company on HKSE on 5 October 2000.

2. The number of shares to which the option granted to each participant under the Pre-IPO Option Scheme does not exceed 25% of the number of the shares issued and issuable under the Pre-IPO Option Scheme.

Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme, as referred to in Note 3B (ii) to the summary financial statements

| Executive Directorate and eligible employees | Date granted | No. of options granted | Period during which rights exercisable (day/month/year) | Options outstanding as at 1 January 2005 | Options vested during the year | Options lapsed during the year | Options exercised during the year | Exercise price per share of options (HK$) | Options outstanding as at 31 December 2005 | Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$) |
|---|---|---|---|---|---|---|---|---|---|---|
| Lincoln Leong Kwok-kuer | 1/8/2003 | 1,066,000 | 14/7/2004 – 14/7/2013 | 1,066,000 | 355,500 | – | 23,000 | 9.75 | 1,043,000 | 14.10 |
| Francois Lung Ka-kui | 27/9/2005 | 1,066,000 | 26/9/2006 – 26/9/2015 | – | – | – | – | 15.75 | 1,066,000 | – |
| Other eligible employees | 1/8/2003 | 495,200 | 14/7/2004 – 14/7/2013 | 495,200 | 165,500 | – | 94,500 | 9.75 | 400,700 | 15.40 |
| | 13/9/2005 | 94,000 | 9/9/2006 – 9/9/2015 | – | – | – | – | 15.97 | 94,000 | – |
| | 23/9/2005 | 213,000 | 9/9/2006 – 9/9/2015 | – | – | – | – | 15.97 | 213,000 | – |
| | 17/10/2005 | 94,000 | 6/10/2006 – 6/10/2015 | – | – | – | – | 16.05 | 94,000 | – |

Notes

1. No option may be exercised later than ten years after its date of offer and no option may be offered to be granted more than five years after the adoption of the New Joiners Share Option Scheme ("New Option Scheme") on 16 May 2002.

2. Unless approved by shareholders in the manner as required by the Listing Rules, the total number of shares issued and issuable upon exercise of the options granted to any eligible employee under the New Option Scheme together with the total number of shares issued and issuable upon the exercise of any option granted to such eligible employee under any other share option scheme of the Company (including, in each case, both exercised and outstanding options) in any 12-month period must not exceed 1% of the shares of the Company in issue at the date of offer in respect of such option under the New Option Scheme.

Save as disclosed above:

**A** none of the Members of the Board or Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

**B** during the year ended 31 December 2005, no Member of the Board or Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the HKSE pursuant to the Model Code.

## Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5% or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which it was interested as at 31 December 2005 as recorded in the register kept by the Company under section 336 of the SFO:

| Name | No. of Ordinary Shares | Percentage of Ordinary Shares to total issued share capital |
|---|---|---|
| The Financial Secretary Incorporated (in trust on behalf of the Government) | 4,195,703,166 | 76.54 |

The Company has been informed by the Government that, as at 31 December 2005, approximately 1.49% of the shares of the Company were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the laws of Hong Kong) under the control of the Financial Secretary.

## Major Suppliers and Customers

Less than 30% in value of supplies (which were not of a capital nature) purchased during the year ended 31 December 2005 was attributable to the Company's five largest suppliers. Less than 30% in value of the Company's turnover during the year ended 31 December 2005 was attributable to the Company's five largest customers combined by value.

## Going Concern

The summary financial statements on pages 35 to 49 have been prepared on a going concern basis. The Board has reviewed the Company's budget for 2006, together with the longer-term forecast for the following five years and is satisfied that the Company has sufficient resources to continue as a going concern for the foreseeable future.

By order of the Board

Leonard Bryan Turk
Secretary to the Board
Hong Kong, 7 March 2006

# Consolidated profit and loss account

| for the year ended 31 December *in HK$ million* | 2005 | 2004 (Restated) |
|---|---|---|
| Fare revenue | **6,282** | 5,932 |
| Station commercial and other revenue | **1,555** | 1,311 |
| Rental and management income | **1,316** | 1,108 |
| **Turnover** | **9,153** | 8,351 |
| Staff costs and related expenses | **(1,614)** | (1,546) |
| Energy and utilities | **(541)** | (544) |
| Operational rent and rates | **(92)** | (70) |
| Stores and spares consumed | **(120)** | (128) |
| Repairs and maintenance | **(496)** | (517) |
| Railway support services | **(74)** | (72) |
| Expenses relating to station commercial and other businesses | **(358)** | (315) |
| Property ownership and management expenses | **(238)** | (207) |
| Project study and business development expenses | **(142)** | (167) |
| General and administration expenses | **(207)** | (167) |
| Other expenses | **(170)** | (89) |
| **Operating expenses before depreciation** | **(4,052)** | (3,822) |
| **Operating profit from railway and related operations before depreciation** | **5,101** | 4,529 |
| Profit on property developments | **6,145** | 4,568 |
| **Operating profit before depreciation** | **11,246** | 9,097 |
| Depreciation | **(2,682)** | (2,499) |
| **Operating profit before interest and finance charges** | **8,564** | 6,598 |
| Interest and finance charges | **(1,361)** | (1,450) |
| Change in fair value of investment properties | **2,800** | 2,486 |
| Share of profits less losses of non-controlled subsidiaries and associates | **9** | 39 |
| **Profit before taxation** | **10,012** | 7,673 |
| Income tax | **(1,549)** | (1,130) |
| **Profit for the year** | **8,463** | 6,543 |
| **Attributable to:** | | |
| – Equity shareholders of the Company | **8,450** | 6,543 |
| – Minority interests | **13** | – |
| | **8,463** | 6,543 |
| **Dividends** | | |
| Interim dividend declared and paid during the year | **764** | 750 |
| Final dividend proposed after the balance sheet date | **1,535** | 1,509 |
| | **2,299** | 2,259 |
| **Earnings per share:** | | |
| – Basic | **HK$1.55** | HK$1.23 |
| – Diluted | **HK$1.55** | HK$1.23 |

The notes on pages 37 to 49 form part of these summary financial statements.

# Consolidated balance sheet

| at 31 December *in HK$ million* | 2005 | 2004 (Restated) |
|---|---|---|
| **Assets** | | |
| Fixed assets | | |
| – Investment properties | **19,892** | 16,687 |
| – Other property, plant and equipment | **83,383** | 83,005 |
| | **103,275** | 99,692 |
| Railway construction in progress | **1,006** | 962 |
| Property development in progress | **2,756** | 2,088 |
| Deferred expenditure | **281** | 243 |
| Prepaid land lease payments | **608** | 621 |
| Interests in non-controlled subsidiaries | **103** | 63 |
| Deferred tax assets | **19** | 15 |
| Investments in securities | **183** | 202 |
| Staff housing loans | **34** | 47 |
| Properties held for sale | **1,311** | 815 |
| Derivative financial assets | **234** | – |
| Stores and spares | **248** | 248 |
| Debtors, deposits and payments in advance | **3,095** | 1,276 |
| Amounts due from the Government and other related parties | **154** | 133 |
| Cash and cash equivalents | **359** | 269 |
| | **113,666** | 106,674 |
| **Liabilities** | | |
| Bank overdrafts | **14** | 11 |
| Short-term loans | **385** | – |
| Creditors, accrued charges and provisions | **3,303** | 3,037 |
| Current taxation | **2** | 3 |
| Contract retentions | **170** | 240 |
| Amounts due to related parties | **17** | 1 |
| Loans and obligations under finance leases | **27,865** | 30,367 |
| Derivative financial liabilities | **307** | – |
| Deferred liabilities | **112** | 109 |
| Deferred income | **3,584** | 4,638 |
| Deferred tax liabilities | **8,011** | 6,368 |
| | **43,770** | 44,774 |
| **Net assets** | **69,896** | 61,900 |
| **Equity** | | |
| Share capital, share premium and capital reserve | **37,450** | 36,269 |
| Other reserves | **32,425** | 25,623 |
| **Total equity attributable to equity shareholders of the Company** | **69,875** | 61,892 |
| **Minority interests** | **21** | 8 |
| **Total equity** | **69,896** | 61,900 |

Approved and authorised for issue by the Members of the Board on 7 March 2006

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 37 to 49 form part of these summary financial statements.

# Notes to the summary financial statements

## 1 Significant accounting policies

This summary financial statements have been prepared from the audited financial statements of MTR Corporation Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") and the Group's interest in associates for the year ended 31 December 2005.

With effect from 1 January 2005, all Hong Kong Financial Reporting Standards ("HKFRSs") issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA") have been converged with International Financial Reporting Standards ("IFRSs") issued by the International Accounting Standards Board ("IASB"). As a result, the HKICPA has aligned HKFRSs with the requirements of IFRSs in all material respects from the same date. This summary financial statements have been prepared in accordance with all HKFRSs, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS"), Interpretations issued by HKICPA and accounting principles generally accepted in Hong Kong. Changes in accounting policies from those adopted in the 2004 annual accounts are disclosed in note 2.

## 2 Adoption of new Hong Kong Financial Reporting Standards

**A** The Group has adopted all HKFRSs (which include all HKASs, Interpretations issued by the Standing Interpretations Committee of IASB ("HK(SIC)-Ints") and Interpretations issued by the HKICPA ("HK-Ints")) issued up to 31 December 2005 pertinent to its operations. The applicable HKFRSs are set out below and the accounts for the year ended 31 December 2004 has been restated in accordance with the relevant requirements except for HKASs 32 and 39 which have been adopted prospectively as of 1 January 2005.

| | |
|---|---|
| HKAS 1 | Presentation of Financial Statements |
| HKAS 2 | Inventories |
| HKAS 7 | Cash Flow Statements |
| HKAS 8 | Accounting Policies, Changes in Accounting Estimates and Errors |
| HKAS 10 | Events after the Balance Sheet Date |
| HKAS 11 | Construction Contracts |
| HKAS 12 | Income Taxes |
| HKAS 14 | Segment Reporting |
| HKAS 16 | Property, Plant and Equipment |
| HKAS 17 | Leases |
| HKAS 18 | Revenue |
| HKAS 19 | Employee Benefits |
| HKAS 20 | Accounting for Government Grants and Disclosure of Government Assistance |
| HKAS 21 | The Effects of Changes in Foreign Exchange Rates |
| HKAS 23 | Borrowing Costs |
| HKAS 24 | Related Party Disclosures |
| HKAS 27 | Consolidated and Separate Financial Statements |
| HKAS 28 | Investments in Associates |
| HKAS 31 | Investments in Joint Ventures |
| HKAS 32 | Financial Instruments: Disclosure and Presentation |
| HKAS 33 | Earnings Per Share |
| HKAS 36 | Impairment of Assets |
| HKAS 37 | Provisions, Contingent Liabilities and Contingent Assets |
| HKAS 39 | Financial Instruments: Recognition and Measurement |
| HKAS 40 | Investment Property |
| HKFRS 2 | Share-based Payment |
| HKFRS 3 | Business Combinations |
| HK(SIC)-Int 15 | Operating Leases – Incentives |
| HK(SIC)-Int 21 | Income Taxes – Recovery of Revalued Non-Depreciable Assets |
| HK(SIC)-Int 27 | Evaluating the Substance of Transaction Involving the Legal Forms of a Lease |
| HK-Int 2 | The Appropriate Accounting Policies for Hotel Properties |
| HK-Int 3 | Revenue – Pre-completion Contracts for the Sale of Development Properties |
| HK-Int 4 | Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases |

## 2 Adoption of new Hong Kong Financial Reporting Standards (continued)

The adoption of the above new HKFRSs has the following impacts on the Group's accounting policies:

(i) The adoption of HKASs 2, 7, 8, 10, 11, 12, 14, 16, 18, 19, 20, 21, 23, 27, 28, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not result in substantial changes to the Group's accounting policies. In summary:

- HKASs 2, 8, 16, 27 and 28 affect certain disclosure of the accounts; and
- HKASs 7, 10, 11, 12, 14, 18, 19, 20, 21, 23, 31, 33, 36, 37, HKFRS 3, HK(SIC)-Ints 15, 27 and HK-Ints 3, 4 do not have any impact as the Group's accounting policies already comply with those standards.

(ii) The adoption of HKAS 1 has resulted in changes in presentation of shares of non-controlled subsidiaries' taxation and minority interests as follow:

- in prior years, the Group's share of taxation of non-controlled subsidiaries accounted for using the equity method was included as part of the Group's income tax in the consolidated profit and loss account. With effect from 1 January 2005, the Group has changed the presentation and includes the share of taxation of non-controlled subsidiaries accounted for using the equity method in the respective shares of profit or loss reported in the consolidated profit and loss account before arriving at the Group's profit or loss before tax; and
- in prior years, minority interests at the balance sheet date were presented in the consolidated balance sheet separately from liabilities and as deduction from net assets. Minority interests in the results of the Group for the year were also separately presented in the profit and loss account as a deduction before arriving at the profit attributable to equity shareholders (the equity shareholders of the Company). With effect from 1 January 2005, in order to comply with HKASs 1 and 27, the Group has changed its accounting policy relating to presentation of minority interests. Under the new policy, minority interests are presented as part of equity, separately from interests attributable to the equity shareholders of the Company.

These changes in presentation have been applied retrospectively with comparatives restated.

(iii) The adoption of HKAS 17 has resulted in a change in accounting policy relating to leasehold land. Leasehold land and buildings were previously accounted for as finance leases and were stated at cost or valuation less accumulated depreciation. In accordance with HKAS 17, a leasehold interest in land is accounted for as an operating lease where the fair value of the interest in any buildings situated on the leasehold land could be measured separately from the fair value of the leasehold interest in the land at the time the lease was first entered into by the Group, or taken over from the previous lessee, or at the date of construction of those buildings, if later. Pursuant to these requirements, the land premium paid for distinguishable leasehold land is accounted for as an operating lease and amortised over its unexpired lease term, whereas indistinguishable leasehold land and building is stated collectively at valuation less accumulated depreciation. The new accounting policies have been adopted retrospectively and the adjustments for each financial statement line item affected for 31 December 2005 and 2004 are set out in note 2B(i).

(iv) The adoption of HKAS 24 resulted in an expanded definition of related parties to include post-employment benefit plans which are for the benefit of employees of the Group or of any entity that is a related party of the Group, in addition to entities that are under the significant influence of a related party that is an individual (i.e. key management personnel, significant shareholders and/or their close family members). This revised definition has not resulted in any material changes to the previously reported disclosures of related party transactions nor has it had any material effect on the disclosures made in the current period.

(v) The adoption of HKASs 32 and 39 has resulted in a change in accounting policy for recognition, measurement and disclosure of financial instruments. Prior to 1 January 2005, derivatives of the Group were not recorded on the balance sheet based on the then prevailing accounting standards. In accordance with the provisions of HKAS 39, all derivatives have been recognised at their fair value on the balance sheet on 1 January 2005. Subject to meeting the requirements to qualify for hedge accounting, those underlying financial liabilities, such as loans that are designated as hedged items for fair value hedges, have been revalued at their fair values with corresponding adjustments made to their carrying amounts on the balance sheet. Depending on the type of hedging relationship, subsequent changes in fair value of derivatives and hedged items are to be charged to the profit and loss account or directly transferred to hedging reserve. The changes in accounting policies relating to accounting for financial instruments were adopted by way of opening balance adjustments to other reserves as at 1 January 2005. Comparative amounts have not been restated as the Company has adopted HKASs 32 and 39 prospectively. The adjustments for each financial statement line affected for the year ended 31 December 2005 are set out in note 2B(i).

## 2 Adoption of new Hong Kong Financial Reporting Standards (continued)

(vi) The adoption of HKAS 40 has resulted in a change in accounting policy for the Group's investment properties. In prior years, increases in the valuation of investment property were credited to the investment property revaluation reserve except when, on a portfolio basis, the reserve was insufficient to cover a deficit on the portfolio, or when a deficit previously recognised in the profit and loss account had reversed, or when an individual investment property was disposed of. In these limited circumstances, movements in the fair value were recognised in the profit and loss account. Following the adoption of HKAS 40, all changes in valuation of the investment property are to be recognised in the profit and loss account.

The adoption of HK(SIC)-Int 21 has resulted in a change in accounting policy for the deferred tax treatment on the Group's investment properties. Prior to 1 January 2005, deferred tax on changes in fair value of investment properties arising from revaluation was not provided on the basis that the recovery of the carrying amount would be through sale and was calculated at the tax rate applicable on eventual sale, which in Hong Kong is nil. Following the adoption of HK(SIC)-Int 21, the deferred tax arising from revaluation of the investment properties is required to be valued on the basis that the recovery of the carrying amount of the properties would be through use and calculated at the profits tax rate and is charged to the profit and loss account.

All the above changes in accounting policies relating to investment property have been adopted retrospectively. The adjustments for each financial statement line affected for 31 December 2005 and 2004 are set out in note 2B(i).

(vii) The adoption of HKFRS 2 has resulted in a change in accounting policy for employee share options and other share-based payments. Prior to this, no amounts were recognised when employees were granted share options over shares in the Company. If the employees chose to exercise the options, the nominal amount of share capital and share premium were credited only to the extent of the option's exercise price receivable. Following the adoption of HKFRS 2:

- the fair value of share options at grant date are amortised over the relevant vesting periods to the profit and loss account with corresponding increases recognised in an employee share-based capital reserve within equity; and
- the fair value of cash-settled share-based payments are charged to profit and loss account, with corresponding amount recorded in liabilities.

The new accounting policies have been applied retrospectively with comparatives restated, except that the Group has taken advantage of the transitional provisions set out in HKFRS 2, under which the new recognition and measurement policies have not been applied to all options granted to employees on or before 7 November 2002. The adjustments for each financial statement line affected for the years ended 31 December 2005 and 2004 are set out in note 2B(i).

(viii) The introduction of HK-Int 2 has resulted in a change in accounting policy on depreciation of the Group's rails assets. In prior years, certain rails assets subject to continuous repair and maintenance had been carried at historical cost without depreciation as those assets were considered to be maintained in full working condition, while the related repair and maintenance and replacement cost of which was charged to the profit and loss account as revenue expenses. Following the introduction of HK-Int 2, depreciation is provided on such rails assets and charged to the profit and loss account while rail replacement cost is capitalised and depreciated.

Comparative figures have not been adjusted on adoption of the new policies as the financial impact of a retrospective adjustment is not material.

## 2 Adoption of new Hong Kong Financial Reporting Standards (continued)

**B** (i) Pursuant to HKAS 8 (which outlines the disclosure requirements when a change in accounting policy has a material effect on the current and prior periods presented), the Group has retrospectively restated the opening balances of the retained profits as at 1 January 2004 and 2005 to take into account the effects of changes in the above accounting policies, except for HKASs 32 and 39 (note 2B(iii)) which are applied prospectively and HK-Int 2 (note 2B(iv)) as explained in notes 2A(v) and (viii) above. The previously reported net profit for the year ended 31 December 2004 has also been adjusted. These effects on the financial statements are summarised as follows:

**Consolidated profit and loss account**

| | Effects of adopting | | | | |
|---|---|---|---|---|---|
| *in HK$ million* | HKAS 17 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
| **Effects on periods prior to 2004** | | | | | |
| Decrease in depreciation | 98 | – | – | – | 98 |
| Increase in other expenses | (98) | – | – | – | (98) |
| Revaluation gain on investment properties | – | 6,682 | – | – | 6,682 |
| Increase in deferred tax | – | – | – | (1,169) | (1,169) |
| Increase in retained profits | – | 6,682 | – | (1,169) | 5,513 |
| **Effects on year ended 31 December 2004** | | | | | |
| Decrease in depreciation | 13 | – | – | – | 13 |
| Increase in other expenses | (13) | – | – | – | (13) |
| Revaluation gain on investment properties | – | 2,486 | – | – | 2,486 |
| Increase in deferred tax | – | – | – | (435) | (435) |
| Increase in staff costs and related expenses for share option schemes | – | – | (4) | – | (4) |
| Increase in profit for the year ended 31 December 2004 * | – | 2,486 | (4) | (435) | 2,047 |
| **Increase in retained profits as at 31 December 2004** | – | 9,168 | (4) | (1,604) | 7,560 |

* *Restated profit for the year ended 31 December 2004 is HK$6,543 million, after taking into account the prior year adjustments of HK$2,047 million due to changes in accounting policies (note 7).*

**Consolidated balance sheet**

| | Effects of adopting | | | | |
|---|---|---|---|---|---|
| *in HK$ million* | HKAS 17 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
| **Effects as at 31 December 2004** | | | | | |
| **Assets** | | | | | |
| Decrease in other property, plant and equipment | (621) | – | – | – | (621) |
| Increase in prepaid land lease payments | 621 | – | – | – | 621 |
| | – | – | – | – | – |
| **Liabilities** | | | | | |
| Increase in creditors, accrued charges and provisions | – | – | 3 | – | 3 |
| Increase in deferred tax liabilities | – | – | – | 1,604 | 1,604 |
| | – | – | 3 | 1,604 | 1,607 |
| **Net assets** | – | – | (3) | (1,604) | (1,607) |
| **Equity** | | | | | |
| Decrease in investment property revaluation reserve | – | (9,168) | – | – | (9,168) |
| Increase in employee share-based capital reserve | – | – | 1 | – | 1 |
| Increase/(decrease) in retained profits | – | 9,168 | (4) | (1,604) | 7,560 |
| | – | – | (3) | (1,604) | (1,607) |

## 2 Adoption of new Hong Kong Financial Reporting Standards (continued)

(ii) The following tables provide estimates of the extent to which each of the line items in the consolidated profit and loss account, and the consolidated balance sheet for the year ended 31 December 2005 is higher or lower than it would have been had the previous policies still been applied n the year, where it is practicable to make such estimates.

**Consolidated profit and loss account**

| | Estimated effects of adopting | | | | | |
|---|---|---|---|---|---|---|
| *in HK$ million* | HKAS 17 | HKASs 32 & 39 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
| **Estimated effects on year ended 31 December 2005** | | | | | | |
| Decrease in depreciation | 13 | – | – | – | – | 13 |
| Increase in other expenses | (13) | (9) | – | – | – | (22) |
| Revaluation gain on investment properties | – | – | 2,800 | – | – | 2,800 |
| Increase in interest and finance charges | – | (6) | – | – | – | (6) |
| Decrease/(increase) in deferred tax | – | 3 | – | 1 | (490) | (486) |
| Increase in staff costs and related expenses for share option schemes | – | – | – | (5) | – | (5) |
| Increase in profit for the year ended 31 December 2005 | – | (12) | 2,800 | (4) | (490) | 2,294 |

**Consolidated balance sheet**

| | Estimated effects of adopting | | | | | |
|---|---|---|---|---|---|---|
| *in HK$ million* | HKAS 17 | HKASs 32 & 39 | HKAS 40 | HKFRS 2 | HK(SIC)-Int 21 | Total |
| **Estimated effects as at 31 December 2005** | | | | | | |
| **Assets** | | | | | | |
| Decrease in other property, plant and equipment | (608) | – | – | – | – | (608) |
| Decrease in deferred expenditure | – | (109) | – | – | – | (109) |
| Increase in prepaid land lease payments | 608 | – | – | – | – | 608 |
| Increase in derivative financial assets | – | 234 | – | – | – | 234 |
| | – | 125 | – | – | – | 125 |
| **Liabilities** | | | | | | |
| Increase in creditors, accrued charges and provisions | – | – | – | 7 | – | 7 |
| Decrease in loans | – | (410) | – | – | – | (410) |
| Increase in derivative financial liabilities | – | 307 | – | – | – | 307 |
| Increase/(decrease) in deferred tax liabilities | – | 2 | – | (1) | 2,094 | 2,095 |
| | – | (101) | – | 6 | 2,094 | 1,999 |
| **Net assets** | – | 226 | – | (6) | (2,094) | (1,874) |
| **Equity** | | | | | | |
| Decrease in investment property revaluation reserve | – | – | (11,968) | – | – | (11,968) |
| Increase in hedging reserve | – | 24 | – | – | – | 24 |
| Increase in employee share-based capital reserve | – | – | – | 2 | – | 2 |
| Increase/(decrease) in retained profits | – | 202 | 11,968 | (8) | (2,094) | 10,068 |
| | – | 226 | – | (6) | (2,094) | (1,874) |

## 2 Adoption of new Hong Kong Financial Reporting Standards (continued)

(iii) Following the prospective adoption of HKAS 39 from 1 January 2005, the following adjustments were made on the same date:

- recognise derivatives at fair value on the balance sheet on 1 January 2005 and adjust the balance to retained profits, except for those qualified for effective cash flow hedges which are recognised in the hedging reserve directly; and
- revalue those financial assets or financial liabilities that should be valued at fair value and those that should be valued at amortised cost and adjust the balance to retained profits at 1 January 2005.

As a result, the balances of retained profits and hedging reserve on 1 January 2005 have been increased by HK$190 million and decreased by HK$66 million respectively (note 7).

(iv) With regard to HK-Int 2, the Company has conducted an assessment of the financial implications of this new interpretation to its accounts and concluded that the impact was not significant and thus no prior period adjustment was considered necessary.

## 3 Remuneration of Members of the Board and the Executive Directorate

**A Remuneration of Members of the Board and the Executive Directorate**

(i) The aggregate emoluments of the Members of the Board and the Executive Directorate of the Company disclosed pursuant to section 161 of the Hong Kong Companies Ordinance were as follows:

| *in HK$ million* | Fees | Base pay, allowances, and benefits in kind | Retirement scheme contribution | Variable remuneration related to performance | Total |
|---|---|---|---|---|---|
| **2005** | | | | | |
| Members of the Board | | | | | |
| – Raymond Ch'ien Kuo-fung | 1.0 | – | – | – | 1.0 |
| – Cheung Yau-kai | 0.2 | – | – | – | 0.2 |
| – David Gordon Eldon | 0.2 | – | – | – | 0.2 |
| – Christine Fang Meng-sang | 0.2 | – | – | – | 0.2 |
| – Edward Ho Sing-tin | 0.3 | – | – | – | 0.3 |
| – Lo Chung-hing | 0.2 | – | – | – | 0.2 |
| – T. Brian Stevenson | 0.3 | – | – | – | 0.3 |
| – Robert Charles Law Footman (retired on 18 June 2005) | 0.1 | – | – | – | 0.1 |
| – Sarah Liao Sau-tung | 0.2 | – | – | – | 0.2 |
| – Frederick Ma Si-hang | 0.2 | – | – | – | 0.2 |
| – Alan Wong Chi-kong (appointed on 18 June 2005) | 0.1 | – | – | – | 0.1 |
| Members of the Executive Directorate | | | | | |
| – Chow Chung-kong | – | 5.7 | –* | 4.2 | 9.9 |
| – Russell John Black | – | 3.5 | 0.3 | 1.0 | 4.8 |
| – William Chan Fu-keung | – | 3.5 | 0.3 | 0.9 | 4.7 |
| – Philip Gaffney (retired on 5 December 2005) | – | 3.9 | 0.3 | 1.1 | 5.3 |
| – Thomas Ho Hang-kwong | – | 3.5 | 0.3 | 1.0 | 4.8 |
| – Lincoln Leong Kwok-kuen | – | 3.4 | 0.5 | 1.0 | 4.9 |
| – Francois Lung Ka-kui (appointed on 26 September 2005) | – | 0.9 | 0.1 | 0.2 | 1.2 |
| – Andrew McCusker (appointed on 1 October 2005) | – | 0.9 | 0.1 | 0.2 | 1.2 |
| – Leonard Bryan Turk | – | 3.5 | 0.3 | 0.9 | 4.7 |
| | 3.0 | 28.8 | 2.2 | 10.5 | 44.5 |

* C K Chow is a member of the Company's Mandatory Provident Fund Scheme. The total contributions paid by the Company in each of the years 2004 and 2005 were HK$12,000.

In December 2005, Philip Gaffney received a lump sum benefit payment of HK$11.6 million from the MTR Corporation Limited Retirement Scheme upon retirement.

## 3 Remuneration of Members of the Board and the Executive Directorate (continued)

| *in HK$ million* | Fees | Base pay, allowances, and benefits in kind | Retirement scheme contribution | Variable remuneration related to performance | Total |
|---|---|---|---|---|---|
| 2004 | | | | | |
| Members of the Board | | | | | |
| – Raymond Ch'ien Kuo-fung | 1.0 | – | – | – | 1.0 |
| – Cheung Yau-kai | 0.2 | – | – | – | 0.2 |
| – David Gordon Eldon | 0.2 | – | – | – | 0.2 |
| – Christine Fang Meng-sang | 0.2 | – | – | – | 0.2 |
| – Edward Ho Sing-tin | 0.3 | – | – | – | 0.3 |
| – Lo Chung-hing | 0.2 | – | – | – | 0.2 |
| – T. Brian Stevenson | 0.3 | – | – | – | 0.3 |
| – Robert Charles Law Footman | 0.2 | – | – | – | 0.2 |
| – Sarah Liao Sau-tung | 0.2 | – | – | – | 0.2 |
| – Frederick Ma Si-hang | 0.2 | – | – | – | 0.2 |
| Members of the Executive Directorate | | | | | |
| – Chow Chung-kong | – | 5.6 | –* | 3.4 | 9.0 |
| – Russell John Black | – | 3.6 | 0.5 | 0.8 | 4.9 |
| – William Chan Fu-keung | – | 3.6 | 0.5 | 0.8 | 4.9 |
| – Philip Gaffney | – | 3.9 | 0.6 | 0.8 | 5.3 |
| – Thomas Ho Hang-kwong | – | 3.6 | 0.5 | 0.8 | 4.9 |
| – Lincoln Leong Kwok-kuen | – | 3.4 | 0.4 | 0.8 | 4.6 |
| – Leonard Bryan Turk | – | 3.7 | 0.5 | 0.8 | 5.0 |
| | 3.0 | 27.4 | 3.0 | 8.2 | 41.6 |

(ii) The above emoluments do not include the fair value of share options granted to Lincoln K K Leong and Francois K K Lung under the Company's New Joiners Share Option Scheme, as estimated at the date of grant. The fair value of share-based payments for Lincoln K K Leong and Francois K K Lung for the year ended 31 December 2005 were HK$0.6 million *(2004: HK$0.6 million)* and HK$0.3 million *(2004: nil)* respectively. The details of directors' interest in the Company's shares are disclosed under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

(iii) Non-executive directors of the Company are not appointed for a specific term but are subject (save as those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. All of the five individuals with the highest emoluments are Members of the Executive Directorate whose emoluments are disclosed above.

(iv) C K Chow has a derivative interest in respect of 700,000 shares within the meaning of Part XV of the Securities and Futures Ordinance. That derivative interest represents C K Chow's entitlement to receive an equivalent value in cash of 700,000 shares on completion of his three-year contract (i.e. 30 November 2006).

The arrangement was offered in order to provide a competitive level of compensation and to enable C K Chow's total pay to be closely tied to the performance of the Company.

## 5 Fixed assets and railway construction in progress (continued)

| *in HK$ million* | Investment properties | Self-occupied land and buildings | Civil works | Plant and equipment | Assets under construction | Total |
|---|---|---|---|---|---|---|
| Cost or Valuation | | | | | | |
| At 1 January 2004, as previously reported | 14,169 | 1,598 | 45,740 | 54,319 | 940 | 116,766 |
| Prior period adjustments on adoption of HKAS 17 | – | (732) | – | – | – | (732) |
| At 1 January 2004, as restated | 14,169 | 866 | 45,740 | 54,319 | 940 | 116,034 |
| Additions | 32 | – | – | 49 | 3,245 | 3,326 |
| Capitalisation adjustments * | – | – | (124) | (156) | – | (280) |
| Disposals/Write-offs | – | – | (1) | (172) | (4) | (177) |
| Change in fair value | 2,486 | – | – | – | – | 2,486 |
| Surplus on revaluation (note 7) | – | 311 | – | – | – | 311 |
| Write back of revaluation deficit | – | 69 | – | – | – | 69 |
| Reclassification | – | – | 82 | (82) | – | – |
| Assets commissioned | – | – | 7 | 1,123 | (1,130) | – |
| At 31 December 2004, as restated | 16,687 | 1,246 | 45,704 | 55,081 | 3,051 | 121,769 |
| At Cost (restated) | – | – | 45,704 | 55,081 | 3,051 | 103,836 |
| At 31 December 2004 Valuation | 16,687 | 1,246 | – | – | – | 17,933 |
| Aggregate depreciation | | | | | | |
| At 1 January 2004, as previously reported | – | 98 | 2,705 | 17,042 | – | 19,845 |
| Prior period adjustments on adoption of HKAS 17 | – | (98) | – | – | – | (98) |
| At 1 January 2004, as restated | – | – | 2,705 | 17,042 | – | 19,747 |
| Charge for the year (restated) | – | 20 | 392 | 2,107 | – | 2,519 |
| Capitalisation adjustments * | – | – | (3) | (17) | – | (20) |
| Written back on disposal | – | – | (1) | (148) | – | (149) |
| Written back on revaluation (note 7) | – | (20) | – | – | – | (20) |
| Reclassification | – | – | – | – | – | – |
| At 31 December 2004, as restated | – | – | 3,093 | 18,984 | – | 22,077 |
| Net book value at 31 December 2004, as restated | 16,687 | 1,246 | 42,611 | 36,097 | 3,051 | 99,692 |

## 5 Fixed assets and railway construction in progress (continued)

### B Railway construction in progress

| *in HK$ million* | Balance at 1 Jan | Transferred from deferred expenditure | Expenditure/ (Government grant) | Costs written off to profit and loss account | Capitalised on commissioning (note 5A) | Balance at 31 Dec |
|---|---|---|---|---|---|---|
| **2005** | | | | | | |
| **Tseung Kwan O South Station Project** | **7** | **–** | **36** | **–** | **–** | **43** |
| **Disneyland Resort Line Project** | **1,409** | **–** | **278** | **–** | **(1,687)** | **–** |
| Government grant | **(931)** | **–** | **–** | **–** | **931** | **–** |
| | **478** | **–** | **278** | **–** | **(756)** | **–** |
| **Tung Chung Cable Car Project** | **444** | **–** | **489** | **–** | **–** | **933** |
| **AsiaWorld-Expo Station Project** | **33** | **–** | **150** | **–** | **(183)** | **–** |
| **SkyPlaza Platform Project** | **–** | **–** | **30** | **–** | **–** | **30** |
| **Total** | **962** | **–** | **983** | **–** | **(939)** | **1,006** |
| 2004 | | | | | | |
| **Tseung Kwan O South Station Project** | 44 | – | 12 | (49) | – | 7 |
| **Disneyland Resort Line Project** | 883 | – | 526 | – | – | 1,409 |
| Government grant | (883) | – | (48) | – | – | (931) |
| | – | – | 478 | – | – | 478 |
| **Tung Chung Cable Car Project** | 137 | – | 307 | – | – | 444 |
| **AsiaWorld-Expo Station Project** | – | 3 | 30 | – | – | 33 |
| **Total** | 181 | 3 | 827 | (49) | – | 962 |

In 2004, costs written off to profit and loss account relates to certain station design costs in respect of the future Tseung Kwan O South Station, which became abortive following the submission of a revised station design plan and its approval by the Town Planning Board during the year.

In 2004, HK$37 million cash dividends were waived by the Government. Such amount, together with HK$11 million brought forward from previous year, have been offset against the construction costs of Disneyland Resort Line Project.

## 6 Bonds and notes issued and redeemed

Bonds and notes issued during the year ended 31 December 2005 and 2004 comprise:

| | **2005** | | 2004 | |
|---|---|---|---|---|
| in HK$ million | Principal amount | Net consideration received | Principal amount | Net consideration received |
| Debt issuance programme notes | **1,500** | **1,491** | 5,158 | 5,109 |

The net proceeds from the above issues were used for general working capital, refinancing or other corporate purposes.

During the year, the Group redeemed HK$1,650 million *(2004: HK$4,415 million)* unlisted Hong Kong dollar notes upon maturity.

During the year, the Group redeemed HK$2,518 million *(2004: Nil)* listed debt securities upon maturities, including:

(i) Yankee Notes USD300 million due 2005; and

(ii) Medium Term USD25 million Notes due 2005 issued under Debt Issuance Programme.

## 7 Reserves

| *in HK$ million* | Share premium | Capital reserve | Investment property revaluation reserve | Fixed asset revaluation reserve | Hedging reserve | Employee share-based capital reserve | Exchange reserve | Retained profits | Total |
|---|---|---|---|---|---|---|---|---|---|
| | Attributable to equity shareholders of the Company | | | | | | | | |
| **2005** | | | | | | | | | |
| Balance as at 1 January 2005, as previously reported | **3,691** | **27,188** | **9,168** | **291** | **–** | **–** | **–** | **17,771** | **58,109** |
| Prior period adjustments on effects of changes in accounting policies (note 2) | **–** | **–** | **(9,168)** | **–** | **–** | **1** | **–** | **7,560** | **(1,607)** |
| | **3,691** | **27,188** | **–** | **291** | **–** | **1** | **–** | **25,331** | **56,502** |
| Effect of prospective adoption of new accounting policy with respect to financial instruments (note 2) | **–** | **–** | **–** | **–** | **(66)** | **–** | **–** | **190** | **124** |
| Balance as at 1 January 2005, as restated | **3,691** | **27,188** | **–** | **291** | **(66)** | **1** | **–** | **25,521** | **56,626** |
| Employee share options exercised | **41** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **41** |
| Shares issued under Scrip Dividend Schemes | **1,048** | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **1,048** |
| Cash flow hedges: | | | | | | | | | |
| Effective portion of changes in fair value, net of deferred tax | **–** | **–** | **–** | **–** | **69** | **–** | **–** | **–** | **69** |
| Transfer from equity | | | | | | | | | |
| – to profit and loss account | **–** | **–** | **–** | **–** | **32** | **–** | **–** | **–** | **32** |
| – to initial carrying amount of non-financial hedged items | **–** | **–** | **–** | **–** | **(21)** | **–** | **–** | **–** | **(21)** |
| – to deferred tax | **–** | **–** | **–** | **–** | **10** | **–** | **–** | **–** | **10** |
| Dividends approved/paid | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **(2,273)** | **(2,273)** |
| Surplus on revaluation (note 5A), net of deferred tax | **–** | **–** | **–** | **406** | **–** | **–** | **–** | **–** | **406** |
| Employee share-based payments | **–** | **–** | **–** | **–** | **–** | **1** | **–** | **–** | **1** |
| Exchange difference on translation of accounts of overseas subsidiaries | **–** | **–** | **–** | **–** | **–** | **–** | **4** | **–** | **4** |
| Profit for the year | **–** | **–** | **–** | **–** | **–** | **–** | **–** | **8,450** | **8,450** |
| Balance as at 31 December 2005 | **4,780** | **27,188** | **–** | **697** | **24** | **2** | **4** | **31,698** | **64,393** |
| 2004 | | | | | | | | | |
| Balance as at 1 January 2004, as previously reported | 2,609 | 27,188 | 6,682 | 18 | – | – | – | 15,506 | 52,003 |
| Prior period adjustments on effects of changes in accounting policies (note 2) | – | – | (6,682) | – | – | – | – | 5,513 | (1,169) |
| Balance as at 1 January 2004, as restated | 2,609 | 27,188 | – | 18 | – | – | – | 21,019 | 50,834 |
| Employee share options exercised | 60 | – | – | – | – | – | – | – | 60 |
| Shares issued under Scrip Dividend Schemes | 1,022 | – | – | – | – | – | – | – | 1,022 |
| Dividends approved/paid | – | – | – | – | – | – | – | (2,231) | (2,231) |
| Surplus on revaluation (note 5A), net of deferred tax (restated) | – | – | – | 273 | – | – | – | – | 273 |
| Employee share-based payments (restated) (note 2) | – | – | – | – | – | 1 | – | – | 1 |
| Profit for the year, as previously reported | – | – | – | – | – | – | – | 4,496 | 4,496 |
| Effects of changes in accounting policies (note 2) | – | – | – | – | – | – | – | 2,047 | 2,047 |
| Profit for the year, as restated | – | – | – | – | – | – | – | 6,543 | 6,543 |
| Balance as at 31 December 2004, as restated | 3,691 | 27,188 | – | 291 | – | 1 | – | 25,331 | 56,502 |

## 8 Other information

This summary financial statements is only a summary of information in the Group's 2005 Annual Accounts. It is not the Group's statutory financial statements and it does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the full Annual Report and Accounts. The full 2005 Annual Report is available in electronic form on the Company's website at www.mtr.com.hk. A printed copy of the 2005 Annual Report can be obtained free of charge by writing to the Company's share registrar or the Company's Corporate Relations Department. Their details are listed on page 51 of this Summary Report.

# Auditors' statement on the summary financial report

**To the shareholders of MTR Corporation Limited**
(Incorporated in Hong Kong with limited liability)

We have examined the summary financial report of MTR Corporation Limited for the year ended 31 December 2005 on pages 1 to 49 and the front and back cover pages.

**Respective responsibilities of directors and auditors**
Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual accounts and the auditors' report thereon and the report of the Members of the Board for the year ended 31 December 2005, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2005 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

**Basis of opinion**
We conducted our engagement in accordance with Hong Kong Standards on Assurance Engagements and with reference to Practice Note 710 "The auditors' statement on the summary financial report" issued by the Hong Kong Institute of Certified Public Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual accounts and the auditors' report thereon and the report of the Members of the Board for the year ended 31 December 2005, and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

**Opinion**
Based on the foregoing, in our opinion the summary financial report on pages 1 to 49 and the front and back cover pages:

(a) is consistent with the annual accounts and the auditors' report thereon and the report of the Members of the Board of MTR Corporation Limited for the year ended 31 December 2005 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of MTR Corporation Limited for the year ended 31 December 2005 and have issued an auditors' report thereon dated 7 March 2006 which is unqualified or otherwise unmodified.

KPMG
Certified Public Accountants
Hong Kong, 7 March 2006

# Key shareholder information

## Financial calendar 2006

| | |
|---|---|
| Announcement of 2005 results | 7 March |
| Last day to register for 2005 final dividend | 31 March |
| Book closure period | 3 to 11 April |
| Annual General Meeting | 8 June |
| 2005 final dividend payment date | On or about 27 June |
| Announcement of 2006 interim results | August |
| 2006 interim dividend payment date | October |
| Financial year end | 31 December |

## Registered office

MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: (852) 2993 2111 Facsimile: (852) 2798 8822

## Website

www.mtr.com.hk

## Share information

*Listing*

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in United States through an American Depositary Receipt (ADR) Level 1 Programme sponsored by JP Morgan Chase Bank. The shares are also quoted on the London SEAQ International System.

*Ordinary shares (as at 31 December 2005):*

| | |
|---|---|
| Shares outstanding | 5,481,856,439 shares |
| Hong Kong SAR Government shareholding: | 4,195,703,166 shares (76.54%) |
| Free float: | 1,286,153,273 shares (23.46%) |

| | |
|---|---|
| *Nominal value* | HK$1 per share |
| *Market capitalisation (as at 31 December 2005):* | HK$83,598 million |

## Share price performance


160
140
120
100
80
60
22
20
18
16
14
12
10
2005 Jan
Jun
Dec
MTR share price relative to HSI Relative Index (left scale)
MTR share price HK$ (right scale)

*Dividend policy*

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable around October and June respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

*Dividend per share (in HK$)*

| | |
|---|---|
| 2004 Final Dividend | 0.28 |
| 2005 Interim Dividend | 0.14 |
| 2005 Final Dividend | 0.28 |

*ADR Level 1 Programme*

| | |
|---|---|
| Ordinary share to ADR ratio | 10:1 |
| Depositary Bank | JP Morgan Chase Bank<br>40th Floor, One Chase Manhatten Plaza<br>New York, NY 10081<br>USA |

## Index constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index Series
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE4Good Global Index
Dow Jones Sustainability World Index

## Stock codes

*Ordinary shares*

| | |
|---|---|
| The Stock Exchange of Hong Kong | 66 |
| Reuters | 0066.HK |
| Bloomberg | 66 HK |
| CUSIP Reference Number | Y5896Y104 |
| Sedol Reference Number | 6290054 |
| *ADR Level 1 Programme* | MTRJY |

## Annual report 2005

Our annual report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre,183 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our annual/interim reports and accounts are also available online at our corporate website at www.mtr.com.hk

## Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar:
Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre,183 Queen's Road East, Hong Kong
Telephone: (852) 2862 8628 Facsimile: (852) 2529 6087

## Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: (852) 2881 8888

## Investor relations

For enquiries from institutional investors and securities analysts, please contact:
Investor Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Email: investor@mtr.com.hk

# Notes



地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (852) 2993 2111
Facsimile (852) 2798 8822

www.mtr.com.hk

Designed by Sedgwick Richardson Editorial by Conatus Limited

(W)

## THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

No Shareholder receiving a copy of this circular and/or an Election Form in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him/her without the Company having to comply with any registration or other legal requirements, governmental or regulatory procedures or any other similar formalities. It is the responsibility of any Shareholder outside Hong Kong who wishes to receive New Shares under the Scheme to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**( 地 鐵 有 限 公 司 )**

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

*Board of Directors:*
Dr. Raymond Ch'ien Kuo-fung *(Chairman)***
Chow Chung-kong *(Chief Executive Officer)*
Professor Cheung Yau-kai*
David Gordon Eldon*
Christine Fang Meng-sang*
Edward Ho Sing-tin*
Lo Chung-hing*
T. Brian Stevenson*
Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)**
Commissioner for Transport (Alan Wong Chi-kong)**

* *independent non-executive Directors*
** *non-executive Directors*

*Registered office:*
MTR Tower
Telford Plaza
Kowloon Bay
Hong Kong

18th September, 2006

To: the shareholders (the "**Shareholders**") of MTR Corporation Limited (地鐵有限公司) (the "**Company**") and the option holders under the Pre-Global Offering Share Option Scheme and the New Joiners Share Option Scheme of the Company (for information only)

Dear Sir or Madam,

### SCRIP DIVIDEND SCHEME (THE "SCHEME")

### 1. INTRODUCTION

**2006 Interim Dividend**

On 10th August, 2006 the Board of Directors (the "**Board**") announced the Company's unaudited interim results for the six month period ended 30th June, 2006 and an interim dividend of HK$0.14 per ordinary share of HK$1.00 each in the Company (each, a "**Share**") (the "**2006 Interim Dividend**") to be payable on or about 27th October, 2006 to Shareholders whose names appeared on the register of members of the Company as at the close of business on 7th September, 2006 (the "**Record Date**"). The register of members was closed from 1st September, 2006 to 7th September, 2006 (both dates inclusive). To rank for the 2006 Interim Dividend, all completed transfer forms, accompanied by the relevant share certificates, had to be lodged with the Company's Registrar for registration not later than 4:00 p.m. on 31st August, 2006.

**The Scheme**

At the annual general meeting of the Company held on 17th May, 2001, the Shareholders passed a resolution authorising the Board to offer Shareholders the right to choose to receive extra shares of HK$1.00 each of the Company (the **"New Shares"**) instead of the whole or part of their cash dividend in respect of some or all of the future dividends (including any final and/or interim dividends) which may be declared or paid in the period up to and including the annual general meeting of the Company which is held in the fifth year after the passing of the resolution. Such authority lapsed at the conclusion of the annual general meeting of the Company held on 8th June, 2006 (the **"2006 AGM"**).

At 2006 AGM, the Shareholders passed a resolution to renew the authorisation for the Directors to exercise the power contained in Article 131 of the Articles of Association of the Company to offer a scrip dividend alternative in respect of some or all of the dividends declared or paid in the period up to and including the annual general meeting which is held in the fifth year after the date on which the resolution was passed (i.e. in 2011).

Shareholders whose names appeared on the register of members of the Company on the Record Date (except Shareholders with registered addresses in the United States of America or any of its territories or possessions (the **"US Shareholders"**)) (the **"Qualifying Shareholders"**) will have the right to choose to receive New Shares instead of the whole or part of their cash dividend for the six month period ended 30th June, 2006. In addition, the Board is offering Qualifying Shareholders the right to choose to receive New Shares instead of cash for future dividends declared after the 2006 Interim Dividend (including any final and/or interim dividends) if a share alternative is available, until such Qualifying Shareholders provide the Company's Registrar with notice in writing that they no longer wish to receive New Shares.

**Undertaking by The Financial Secretary Incorporated**

As at 8th September, 2006 (being the latest practicable date before the printing of this document), The Financial Secretary Incorporated (the **"FSI"**) was the registered holder of 4,231,503,767 Shares, representing approximately 76 per cent. of the issued share capital of the Company. The FSI holds these Shares in trust on behalf of the Government of the Hong Kong Special Administrative Region (the **"Government"**). The FSI has agreed that, in respect of the 2006 Interim Dividend and any dividends declared in respect of the financial year ending 31st December, 2006, the FSI will elect to receive all or part of its entitlement to dividends in the form of New Shares under any scrip dividend election to be offered by the Company to its Shareholders to the extent necessary to ensure that a maximum of 50 per cent. of the total dividend paid by the Company in respect of the relevant financial year will be paid in the form of cash. In respect of the final dividend for the year ended 31st December, 2005, the FSI elected to receive, and received, 35,800,601 New Shares (being approximately 42 per cent. of the total dividend paid by the Company) by way of a scrip dividend election.

## 2. DETAILS OF THE CHOICES IN RESPECT OF THE 2006 INTERIM DIVIDEND

Qualifying Shareholders have the following alternative choices in respect of the 2006 Interim Dividend:

(a) cash of HK$0.14 per Share; or

(b) an allotment of New Shares (the number of which is determined as explained below); or

(c) partly cash and partly New Shares.

A Qualifying Shareholder who elects to receive New Shares instead of some or all of his/her cash dividend will be entitled to Shares whose total Relevant Value (see below) is as near as possible to the cash dividend he/she would have received in respect of the Shares for which he/she has opted to receive New Shares. The Relevant Value of a Share is HK$19.87 which is the average value of the Company's Shares for the five dealing days starting from, and including, 30th August, 2006 (being the day when the Shares were first quoted ex-dividend).

Accordingly the number of New Shares which a Qualifying Shareholder will receive, in respect of the existing Shares registered in his/her name on the Record Date and for which he/she has elected to receive New Shares, will be calculated as follows:

**Formula:**

| | | | | |
|---|---|---|---|---|
| **Number of New Shares to be received** | = | **Number of existing Shares held on the Record Date for which scrip election is made for the 2006 Interim Dividend** | X | **HK$0.14 / HK$19.87** |

The number of New Shares to be received by each Qualifying Shareholder pursuant to his/her election will be rounded down to the nearest whole number of the New Shares. Fractional entitlements to New Shares will be disregarded and the benefit thereof will accrue to the Company. The New Shares issued in respect of the 2006 Interim Dividend will, when they are issued, rank *pari passu* in all respects with the existing issued Shares of the Company except that such New Shares themselves will not rank for the 2006 Interim Dividend.

## 3. ACTION TO BE TAKEN

**If you have already given standing instructions to receive only New Shares under the Scheme**

**No Election Form is being sent to Shareholders who have already given standing instructions to receive only New Shares under the Scheme.** If you have already given such standing instructions, you need to take no further action if you wish to receive only New Shares for the 2006 Interim Dividend. If you have already given standing instructions to receive only New Shares under the Scheme but you wish to receive only cash for the 2006 Interim Dividend and all future final and interim dividends, a letter revoking your standing instructions must be received by the Company's Registrar by 4:00 p.m. on 5th October, 2006. If you have already given standing instructions to receive only New Shares under the Scheme but you wish to receive New Shares in respect of only part of the 2006 Interim Dividend, a letter revoking your standing instructions together with a duly completed Election Form (completed in accordance with section (c) below) must be received by the Company's Registrar by 4:00 p.m. on 5th October, 2006.

In order to meet this deadline please make sure you ask the Company's Registrar for an Election Form in time to return it to them by 4:00 p.m. on 5th October, 2006.

**If you have NOT previously given standing instructions to receive New Shares under the Scheme**

**If you have not previously given standing instructions to receive New Shares under the Scheme, an Election Form is enclosed with this document.** Please read carefully the instructions below and the instructions printed on the Election Form.

***(a) To receive only cash dividends***

If you wish to receive only cash for the 2006 Interim Dividend and for future final and interim dividends declared after the 2006 Interim Dividend, you do not need to take any action. Therefore, please DO NOT return the Election Form.

(If you wish to receive only cash for the 2006 Interim Dividend and you wish to elect to receive only New Shares for future final and interim dividends declared after the 2006 Interim Dividend for which a scrip alternative is available, you should enter a tick (✔) in Box D and in Box E of the Election Form and SIGN, DATE and RETURN the Election Form.)

***(b) To receive only scrip dividends for the 2006 Interim Dividend***

If you wish to receive only New Shares for the 2006 Interim Dividend, please just SIGN, DATE and RETURN the Election Form.

(If you wish to receive only New Shares for the 2006 Interim Dividend and you wish to elect to receive only New Shares for future final and interim dividends declared after the 2006 Interim Dividend for which a scrip alternative is available, you should also enter a tick (✔) in Box D of the Election Form.)

***(c) To receive part cash dividends and part scrip dividends for the 2006 Interim Dividend***

If you wish to receive your entitlement to the 2006 Interim Dividend partly in cash and partly in New Shares, please ENTER in Box C of the Election Form the number of Shares which you held on the Record Date for which you require the 2006 Interim Dividend to be paid in New Shares. Then SIGN, DATE and RETURN the Election Form.

(**You cannot complete Box C and enter a tick (✔) in Box E. If you do so, your tick (✔) in Box E will be deemed invalid.** If you sign the Election Form without completing Box C and you do not enter a tick (✔) in Box E of the Election Form, or if you elect to receive New Shares in respect of a greater number of Shares than your registered holding on the Record Date, you will be deemed to have elected to receive only New Shares in respect of ALL the Shares registered in your name on the Record Date. Therefore, you will receive only New Shares for the 2006 Interim Dividend.)

***(d) To receive only scrip dividends for future dividends declared after the 2006 Interim Dividend for which a scrip alternative is available***

If you wish to receive, in respect of ALL Shares registered in your name on the relevant record date(s), only New Shares instead of cash for future final and interim dividends declared after the 2006 Interim Dividend for which a scrip alternative is available, please ENTER a tick (✔) in Box D of the Election Form. If you enter a tick (✔) in Box D and you wish to receive only cash for the 2006 Interim Dividend, please also ENTER a tick (✔) in Box E of the Election Form. Then SIGN, DATE and RETURN the Election Form.

(You cannot choose to receive your future dividend entitlements partly in cash and partly in New Shares. Therefore, if you enter a tick (✔) in Box D of the Election Form, unless and until you cancel such election by notice in writing to the Company's Registrar, you will receive only New Shares for future final and interim dividends declared after the 2006 Interim Dividend for which a scrip alternative is available for all of the Shares registered in your name on the relevant record date(s), without having to complete any further Election Forms. **You cannot enter a tick (✔) in Box E and complete Box C. If you do so, your tick (✔) in Box E will be deemed invalid.)**

**How and when to return your Election Form**

If you need to return an Election Form, you should return it to the Company's Registrar, Computershare Hong Kong Investor Services Limited, 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong so that it is received by the Company's Registrar **not later than 4:00 p.m. on 5th October, 2006.** If the Company's Registrar does not receive your completed and signed Election Form **by 4:00 p.m. on 5th October, 2006,** you will receive the whole of your 2006 Interim Dividend in cash and any election which you may have made in such Election Form to receive New Shares for future dividends declared after the 2006 Interim Dividend for which a scrip alternative is available will be of no effect.

**No acknowledgement of receipt of the Election Form will be issued.**

**No elections in respect of the 2006 Interim Dividend may, after the relevant Election Forms are signed and returned to the Company's Registrar, be in any way withdrawn, revoked, superseded or altered.**

## 4. CONDITIONS OF THE SCHEME

The Scheme described in this document is conditional upon the Listing Committee of the Hong Kong Stock Exchange granting listing of, and permission to deal in, the New Shares to be issued in respect of the 2006 Interim Dividend.

If this condition is not satisfied, the Scheme described in this document will not become effective and the Election Forms will be void. The 2006 Interim Dividend will then be paid wholly in cash.

## 5. SHAREHOLDERS RESIDENT OUTSIDE HONG KONG

US Shareholders will not be permitted to participate in the Scheme and they will receive the 2006 Interim Dividend wholly in cash. Having obtained and taken into consideration a legal opinion in respect of that jurisdiction, the Directors considered such exclusion to be necessary and expedient pursuant to Rule 13.36(2) of the Rules Governing The Listing of Securities on the Hong Kong Stock Exchange. US Shareholders are therefore not "Qualifying Shareholders" for the purposes of the Scheme. No Election Form is being sent to such Shareholders.

Save for US Shareholders, all shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to participate in the Scheme or whether any government or other consents are required or other formalities need to be observed. No Shareholder receiving a copy of this circular and/or an Election Form in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him/her without the Company having to comply with any registration or other legal requirements, governmental or regulatory procedures or any other similar formalities. It is the responsibility of any Shareholder outside Hong Kong who wishes to receive New Shares under the Scheme to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

## 6. LISTING AND CLEARING AND SETTLEMENT

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Shares.

Subject to the granting of listing of, and permission to deal in, New Shares issued pursuant to the Scheme on the Hong Kong Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("**CCASS**"). Shareholders should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests. All activities under CCASS are subject to the general rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Company's Shares are listed on the Hong Kong Stock Exchange. The Company's debt issuance programme is listed on the Hong Kong Stock Exchange and on the London Stock Exchange. US$ fixed rate notes due 2014 issued by MTR Corporation (C.I.) Limited, a wholly-owned subsidiary of the Company, under the debt issuance programme and guaranteed by the Company are listed on the London Stock Exchange. The Company's US$ global notes due 2009 are listed on the Hong Kong Stock Exchange and on the Luxembourg Stock Exchange. The Company's US$ global notes due 2010 are listed on the Luxembourg Stock Exchange. There is no other stock exchange on which the Company's Shares or debt securities are listed or dealt in or on which listing or permission to deal is being or proposed to be sought at this time.

## 7. GENERAL

New Shares issued to a Qualifying Shareholder pursuant to an election to receive some or all of their 2006 Interim Dividend in New Shares may be allocated in odd lots (of fewer than a board lot of 500 Shares). No special dealing arrangements will be put in place by the Company to facilitate the trading or disposal of New Shares issued in odd lots. Qualifying Shareholders should be aware that odd lots usually trade at a discount to the price of board lots.

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, in respect of the 2006 Interim Dividend and/or in respect of future dividends declared after the 2006 Interim Dividend (including final and/or interim dividends) will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely your responsibility. **If you are in any doubt as to what to do, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.** Shareholders who are trustees are recommended to take professional advice as to whether an election to receive New Shares is within their powers and as to the effect of such election having regard to the terms of the relevant trust instrument.

## 8. TIMETABLE

Set out below is a summary of the events in relation to the Scheme in the form of a timetable.

| Event | Date/Time |
|---|---|
| Record Date | 7th September, 2006 |
| Latest time for return of Election Form (and, if applicable, return of letter revoking any previous standing instructions to receive <u>only</u> New Shares for the 2006 Interim Dividend and all future final and interim dividends) by Qualifying Shareholders | 5th October, 2006, 4:00 p.m. |
| Despatch of cheques for cash dividends and definitive certificates for New Shares at the risk of recipients | On or about 27th October, 2006 |

Yours faithfully,
**Leonard Bryan Turk**
*Secretary*

**IF YOU HAVE ANY QUERIES IN RELATION TO THE SCHEME PLEASE CALL THE FOLLOWING TELEPHONE HOT-LINE: 2862 8555.**

*Members of the Board*: Dr. Raymond Ch'ien Kuo-fung (*Chairman*)**, Chow Chung-kong (*Chief Executive Officer*), Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate*: Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

*This document is in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

**此乃要件　請即處理**

閣下如對本文件或應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。

香港聯合交易所有限公司(「香港聯交所」)對本文件之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本文件全部或部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。

任何股東如在香港以外任何地區收到本通函及／或選擇表格，均不應視之為本公司作出一項選擇收取股份之邀請，除非本公司可毋須遵照任何登記或其他法律規定、政府或監管程序或任何類似手續，即可在相關地區合法向該等人士作出該項邀請。在香港以外地區之任何股東如希望根據該計劃收取新股，須自行承擔責任，遵守有關司法管轄區之法律規定，包括遵守任何程序及辦理一切其他類似手續。

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

# (地鐵有限公司)

(於香港成立之有限公司)

(股份代號：66)

*董事局：*
錢果豐博士 *(主席)***
周松崗 *(行政總裁)*
張佑啟教授*
艾爾敦*
方敏生*
何承天*
盧重興*
施文信*
馬時亨(財經事務及庫務局局長)**
環境運輸及工務局局長(廖秀冬博士)**
運輸署署長(黃志光)**

* *獨立非執行董事*
** *非執行董事*

*註冊辦事處：*
香港
九龍灣
德福廣場
地鐵大廈

敬啟者：

## 以股代息計劃(「該計劃」)

### 1. 緒言

**二零零六年度中期股息**

在二零零六年八月十日，董事局(「**董事局**」)公佈地鐵有限公司(「**本公司**」)截至二零零六年六月三十日止六個月期間之未經審核中期業績及將會在二零零六年十月二十七日或該日前後向在二零零六年九月七日(「**記錄日期**」)辦公時間結束時名列本公司股東名冊之股東就本公司每股面值1.00港元之普通股(「**股份**」)派付中期股息每股0.14港元(「**二零零六年度中期股息**」)。股東名冊在二零零六年九月一日至二零零六年九月七日(包括首尾兩天)期間暫停登記過戶。為符合收取二零零六年度中期股息之資格，所有填妥之股份過戶文件連同有關之股票必須於二零零六年八月三十一日下午四時正前交回本公司之股份過戶登記處登記。

**該計劃**

在二零零一年五月十七日舉行之本公司股東週年大會上，本公司的股東(「**股東**」)通過了一項決議案，授權董事局給予股東就在直至於該決議案獲通過後第五年舉行之本公司股東週年大會為止(包括該股東週年大會)之期間內宣派或派付之部份或全部股息(包括任何末期及／或中期股息)選擇收取本公司每股面值1.00港元之額外股份(「**新股**」)以代替全部或部份現金股息之權利。該項授權已於本公司在二零零六年六月八日舉行之股東週年大會(「**二零零六年度股東週年大會**」)結束時終止。

在二零零六年度股東週年大會上，股東通過了一項決議案，重新授權董事局行使本公司組織章程細則第131條賦予之權力，就直至於該項決議案通過日期後第五年(即二零一一年)舉行之股東週年大會為止(包括該股東週年大會)之期間內宣派或派付之部份或全部股息提供以股代息選擇。

於記錄日期名列本公司股東名冊之股東(註冊地址位於美國或其任何地區或屬地之股東(「**美國股東**」)除外)(「**合資格股東**」)將有權選擇收取新股以代替其截至二零零六年六月三十日止六個月期間之全部或部份現金股息。此外，董事局亦給予合資格股東一項權利，選擇就繼二零零六年度中期股息之後宣派之股息(包括任何末期及／或中期股息)在有股份可供選擇之情況下收取新股以代替現金，直至該等合資格股東以書面通知本公司之股份過戶登記處他們不再願意收取新股為止。

**財政司司長法團之承諾**

於二零零六年九月八日(即本文件付印前之最後實際可行日期)，財政司司長法團(「FSI」)乃4,231,503,767股股份之登記持有人，佔本公司已發行股本約百分之七十六。FSI 乃受託代香港特別行政區政府(「**政府**」)持有該等股份。FSI 已同意，就二零零六年度中期股息及就截至二零零六年十二月三十一日止財政年度宣派之任何股息，選擇在本公司向其股東提呈以股代息選擇之情況下以收取新股方式收取其全部或部份應收股息，以確保本公司就有關財政年度支付之股息總額最多百分之五十以現金方式派付。就截至二零零五年十二月三十一日止年度之末期股息，FSI 根據以股代息計劃選擇了並已收取35,800,601股新股(約佔本公司派付股息總額的百分之四十二)。

## 2. 二零零六年度中期股息選擇細節

合資格股東就二零零六年度中期股息享有以下選擇：

(a) 現金每股0.14港元；或

(b) 配發新股(新股數目按下文所列方式計算)；或

(c) 部份收取現金及部份收取新股。

選擇收取新股代替部份或全部現金股息之合資格股東有權收取之股份之有關價值(見下文)總額將盡可能接近其選擇收取新股之有關股份所原應收取之現金股息總額。股份之有關價值為19.87港元，即本公司股份由二零零六年八月三十日(即股份於除息後首個報價日子)(包括該日)起計五個交易日之平均值。

因此，合資格股東就其選擇了收取新股並於記錄日期登記在其名下之現有股份所應收到之新股數目將按以下公式計算：

**公式：**

$$\text{應收新股數目} = \text{於記錄日期持有並選擇了以收取新股方式收取二零零六年度中期股息之現有股份數目} \times \frac{0.14\text{港元}}{19.87\text{港元}}$$

合資格股東按其選擇可收取之新股數目將調低至最接近之整數。應收之零碎新股將不予配發，其利益歸本公司所有。就二零零六年度中期股息發行之新股一經發行，即在各方面享有與本公司現有已發行股份相同之權利，惟該等新股將不享有二零零六年度中期股息。

## 3. 應採取之行動

**倘 閣下已經發出了在該計劃下只收取新股之持續適用指示**

**本公司並無向已經發出了在該計劃下只收取新股之持續適用指示之股東寄發選擇表格。** 閣下如已發出了上述持續適用指示，並希望只以收取新股方式收取二零零六年度中期股息，則毋須採取進一步行動。 閣下如已發出了在該計劃下只收取新股之持續適用指示，但希望只以收取現金方式收取二零零六年度中期股息及日後所有末期及中期股息，則必須在二零零六年十月五日下午四時正前把撤銷 閣下發出之持續適用指示之信函送抵本公司之股份過戶登記處。 閣下如已發出了在該計劃下只收取新股之持續適用指示，但希望只就二零零六年度中期股息之一部份收取新股，則必須在二零零六年十月五日下午四時正前把撤銷 閣下發出之持續適用指示之信函連同(按下文(c)段)填妥之選擇表格送抵本公司之股

份過戶登記處。務請及時向本公司之股份過戶登記處索取選擇表格，以便在二零零六年十月五日下午四時正前把選擇表格交回本公司之股份過戶登記處。

**倘　閣下先前未有發出在該計劃下收取新股之持續適用指示**

**倘　閣下先前未有發出在該計劃下收取新股之持續適用指示，本公司會隨本文件附上選擇表格一份。**請細閱以下指示及印在選擇表格上之指示。

*(a)　只收取現金股息*

閣下如欲只以現金方式收取二零零六年度中期股息及繼二零零六年度中期股息之後宣派之末期及中期股息，則　閣下毋須採取任何行動。因此，請不要交回選擇表格。

(閣下如欲只以現金方式收取二零零六年度中期股息，並選擇日後在有以股代息選擇之情況下只以收取新股方式收取繼二零零六年度中期股息之後宣派之末期及中期股息，則　閣下應在選擇表格D欄及E欄劃上(✔)號，並在選擇表格上簽名及註明日期，然後交回選擇表格。)

*(b)　只以收取代息股份方式收取二零零六年度中期股息*

閣下如欲只以收取新股方式收取二零零六年度中期股息，只須在選擇表格上簽名及註明日期，然後交回選擇表格。

(閣下如欲只以收取新股方式收取二零零六年度中期股息，並選擇日後在有以股代息選擇之情況下只以收取新股方式收取繼二零零六年度中期股息之後宣派之末期及中期股息，則　閣下亦應在選擇表格D欄劃上(✔)號。)

*(c)　以部份收取現金股息及部份收取代息股份方式收取二零零六年度中期股息*

閣下如欲以部份收取現金及部份收取新股方式收取　閣下應收之二零零六年度中期股息，請在選擇表格C欄填寫　閣下欲以收取新股方式收取二零零六年度中期股息之有關股份數目(該等股份須為　閣下在記錄日期所持有者)，然後在選擇表格上簽名及註明日期，並交回選擇表格。

(**閣下不得同時填寫C欄及在E欄劃上(✔)號。倘若　閣下這樣做，E欄之(✔)號將被視為無效。**倘若　閣下簽署選擇表格，而既無填寫C欄，又無在E欄劃上(✔)號，或倘若　閣下選擇收取新股之有關股份數目超過在記錄日期登記在　閣下名下之股份數目，則　閣下將被視為就在記錄日期登記在　閣下名下之所有股份選擇了只收取新股。因此，　閣下將只會收到新股作為二零零六年度中期股息。)

*(d)　在有以股代息選擇的情況下只以收取代息股份方式收取繼二零零六年度中期股息之後宣派之股息*

閣下如欲就在有關記錄日期登記在　閣下名下之所有股份在有以股代息選擇之情況下只以收取新股而不收取現金之方式收取繼二零零六年度中期股息之後宣派之末期及中期股息，請在選擇表格D欄劃上(✔)號。倘若　閣下在D欄劃上(✔)號，並希望只以現金方式收取二零零六年度中期股息，亦請在選擇表格E欄劃上(✔)號。然後，請在選擇表格上簽名及註明日期，並交回選擇表格。

(閣下不得選擇以部份收取現金及部份收取新股方式收取日後之股息。因此，倘若　閣下在選擇表格D欄劃上(✔)號，除非及直至　閣下向本公司之股份過戶登記處發出書面通知取消這項選擇，在繼二零零六年度中期股息之後宣派之末期及中期股息在有以股代息選擇之情況下，就在有關記錄日期登記在　閣下名下之所有股份，　閣下將只會收到新股而毋須再填寫任何選擇表格。　**閣下不得同時在E欄劃上(✔)號及填寫C欄。倘若　閣下這樣做，E欄之(✔)號將被視為無效。**)

**如何及何時交回選擇表格**

閣下如需交回選擇表格，應在**二零零六年十月五日下午四時正**前將選擇表格交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。倘若本公司之股份過戶登記處未有在**二零零六年十月五日下午四時正**前收到　閣下填妥及簽署之選擇表格，　閣下之二零零六年度中期股息將全部以現金派付，而　閣下在選擇表格中作出欲就繼二零零六年度中期股息之後宣派之股息在有以股代息選擇之情況下收取新股之任何選擇將會無效。

**收到選擇表格後將不會發出回條。**

**有關選擇表格一經簽署及交回本公司之股份過戶登記處後，就二零零六年度中期股息所作出之選擇概不可被撤回、撤銷、取代或修改。**

## 4.　該計劃之條件

本文件所述之該計劃，須待香港聯交所上市委員會批准就二零零六年度中期股息發行之新股上市及買賣後，方可進行。

倘該條件未能達致，本文件所述之該計劃將不會實行，而選擇表格將告失效。二零零六年度中期股息將於其後全部以現金支付。

## 5.　居於香港以外之股東

美國股東均不會獲准參與該計劃，他們將全部以現金方式收取二零零六年度中期股息。董事經過徵求及考慮關於該司法管轄區之法律意見後，認為根據香港聯交所證券上市規則第13.36(2)條，有必要及適宜不將該等股東包括在內。美國股東因此並非該計劃下的「合資格股東」。該等股東不獲提供選擇表格。

除美國股東外，所有居於香港以外地區之股東須就其是否獲允許參與該計劃，或其是否需要任何政府或其他機構之同意或辦理其他手續，諮詢其專業顧問。任何股東如在香港以外任何地區收到本通函及／或選擇表格，均不應視之為本公司作出一項收取股份之邀請，除非本公司可毋須在有關地區遵照任何登記或其他法律規定、政府或監管程序或任何類似手續，即可合法向該等人士作出該項邀請。在香港以外地區之任何股東如希望根據該計劃收取新股，須自行承擔責任，遵守有關司法管轄區之法律規定，包括遵守任何程序及辦理一切其他類似手續。收取新股以代替現金股息之任何人士，亦應自行遵守適用於香港以外地區在轉售股份時之任何規限。

## 6. 新股上市及結算與交收

本公司已向香港聯交所上市委員會申請批准新股上市及買賣。

若根據該計劃發行之新股獲准在香港聯交所上市及買賣，則該等新股將獲香港中央結算有限公司接納為合資格證券，可於中央結算及交收系統（「**中央結算系統**」）內寄存、結算及交收。股東應就該等交收安排之詳情及該等安排對其權利及權益之影響尋求其股票經紀或其他專業顧問之意見。在中央結算系統內進行之一切活動均受不時生效之中央結算系統一般規則及中央結算系統運作程序規限。

本公司之股份均在香港聯交所上市。本公司之債務發行計劃在香港聯交所及倫敦證券交易所上市。在債務發行計劃下由本公司之全資附屬公司 MTR Corporation (C.I.) Limited 發行並由本公司擔保而將於二零一四年到期之美元定息票據在倫敦證券交易所上市。本公司於二零零九年到期之美元環球票據則在香港聯交所及盧森堡證券交易所上市。本公司於二零一零年到期之美元環球票據在盧森堡證券交易所上市。本公司之股份或債務證券概無在其他證券交易所上市或買賣，而現時亦無申請或打算申請在其他證券交易所上市或買賣本公司之股份或債務證券。

## 7. 一般事項

按照以收取新股方式收取部份或全部二零零六年度中期股息之選擇發行予合資格股東之新股可能包含碎股（少於一手，即500股）。本公司將不會作出特別買賣安排以方便零碎新股之買賣或處置。合資格股東應注意，碎股之買賣價與整手股份之買賣價相比通常會有折讓。

選擇以收取新股而不收取現金方式收取全部或部份二零零六年度中期股息及／或繼二零零六年度中期股息之後宣派之股息（包括末期及／或中期股息）對　閣下是否有利視乎　閣下本身之個別情況而定，而每位股東對有關決定及由此產生之一切後果須負全責。　**閣下如對應採取之行動有任何疑問，應諮詢　閣下之股票經紀或其他註冊證券商、銀行經理、律師、專業會計師或其他專業顧問。**身為受託人之股東，應就作出收取新股選擇是否屬其權力範圍及根據有關信託文件之條款作出該選擇有何影響聽取專業意見。

## 8. 時間表

下文以時間表方式呈列關於該計劃之事項概要。

| 事項 | 日期／時間 |
|---|---|
| 記錄日期 | 二零零六年九月七日 |
| 合資格股東交回選擇表格（及（如適用）交回撤銷任何先前發出之就二零零六年度中期股息及日後所有末期及中期股息只收取新股之持續適用指示之信函）之最後期限 | 二零零六年十月五日下午四時正 |
| 現金股息支票及新股股票之寄發日期（郵誤風險由收件人承擔） | 二零零六年十月二十七日或該日前後 |

此致

地鐵有限公司列位股東
並呈本公司全球發售前認股權計劃及新入職僱員認股權計劃下之認股權持有人（僅供參考）

*公司秘書*
**杜禮**
謹啟

二零零六年九月十八日

**如　閣下對該計劃有任何疑問，請致電以下電話熱線：2862 8555。**

*董事局成員*：錢果豐博士*（主席）***、周松崗*（行政總裁）*、張佑啟教授*、艾爾敦*、方敏生*、何承天*、盧重興*、施文信*、馬時亨（財經事務及庫務局局長）**、環境運輸及工務局局長（廖秀冬博士）**及運輸署署長（黃志光）**

*執行總監會成員*：周松崗、柏立恒、陳富強、何恆光、梁國權、龍家駒、麥國琛及杜禮

* *獨立非執行董事*
** *非執行董事*

*本文件以英文及中文編製。中、英文版如有任何歧義，概以英文版為準。*

# Interim report 2006

RECEIVED
2007 JUN 19 A 4:54
OFFICE OF INTERNATIONAL CORPORATE FINANCE


Beijing
Shenzhen

Stock Code: 66

地鐵公司
MTR Corporation

# Vision

To be a world class enterprise, growing in Hong Kong and beyond, focusing on rail, property and related businesses

# Mission

Provide excellent value to our customers, enhancing their quality of life, and contributing to development of the communities in which we operate

Provide opportunities for employees to grow and prosper with the Company and reward our investors

Develop the rail network as the backbone of public transport in Hong Kong

Grow in Mainland China and capture opportunities in Europe by building on our core competencies

# Contents

# Key figures

| Financial highlights *in HK$ million* | **Half-year ended 30 June 2006** | Half-year ended 30 June 2005 | % Increase/ (Decrease) |
|---|---|---|---|
| Revenue | | | |
| – Fare | **3,138** | 2,988 | 5.0 |
| – Non-fare | **1,428** | 1,397 | 2.2 |
| Operating profit from railway and related businesses before depreciation | **2,639** | 2,541 | 3.9 |
| Profit on property developments | **4,072** | 1,520 | 167.9 |
| Operating profit before depreciation | **6,711** | 4,061 | 65.3 |
| Profit attributable to equity shareholders | **5,167** | 2,606 | 98.3 |
| Profit attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax) | **3,948** | 1,769 | 123.2 |
| Total assets | **122,318** | 113,666* | 7.6 |
| Loans, obligations under finance leases and bank overdrafts | **31,809** | 28,264* | 12.5 |
| Total equity attributable to equity shareholders | **74,548** | 69,875* | 6.7 |

| Financial ratios *in %* | | | |
|---|---|---|---|
| Operating margin | **57.8** | 58.0 | (0.2)% pt. |
| Debt-to-equity ratio | **42.7** | 40.4* | 2.3% pt. |
| Interest cover *in times* | **8.3** | 5.9 | 40.7 |
| Interest cover (excluding impact of change in fair value of derivative instruments) *in times* | **8.6** | 5.6 | 53.6 |

| Share information | | | |
|---|---|---|---|
| Basic earnings per share *in HK$* | **0.94** | 0.48 | 95.8 |
| Basic earnings per share (excluding change in fair value of investment properties and related deferred tax) *in HK$* | **0.72** | 0.33 | 118.2 |
| Dividend per share in *HK$* | **0.14** | 0.14 | – |
| Share price at 30 June in *HK$* | **18.75** | 15.00 | 25.0 |
| Market capitalisation at 30 June *in HK$ million* | **103,661** | 81,845 | 26.7 |

| Operations highlights | | | |
|---|---|---|---|
| Total passenger boardings | | | |
| – MTR Lines *in millions* | **418.4** | 413.6 | 1.2 |
| – Airport Express *in thousands* | **4,512** | 4,050 | 11.4 |
| Average number of passengers *in thousands* | | | |
| – MTR Lines *weekday* | **2,470** | 2,451 | 0.8 |
| – Airport Express *daily* | **24.9** | 22.4 | 11.2 |
| Fare revenue per passenger *in HK$* | | | |
| – MTR Lines | **6.80** | 6.57 | 3.5 |
| – Airport Express | **64.80** | 66.93 | (3.2) |
| Proportion of franchised public transport boardings *in %* | | | |
| – All movements | **24.7** | 24.8 | (0.1)% pt. |
| – Cross-harbour movement | **60.4** | 60.4 | – |
| Proportion of transport boardings travelling to/from the airport *in %* | | | |
| – Airport Express | **23** | 24 | (1.0)% pt. |

* Figures are as at 31 December 2005

# Operating network with future extensions

## Legend

- Station
- Station with Depot
- Interchange Station
- Proposed Station
- Proposed Interchange Station
- Proposed Property Developments

**Existing network**

- Airport Express
- Disneyland Resort Line
- Island Line
- Kwun Tong Line
- Tseung Kwan O Line
- Tsuen Wan Line
- Tung Chung Line

**Projects in progress**

- Ngong Ping 360
- Tseung Kwan O South

**Future extensions**

- North Island Link
- Tseung Kwan O Line Extension

**Extensions under study**

- Kwun Tong Line Extension
- South Island Line (West)
- South Island Line (East)
- West Island Line



New Territories
Kowloon
Lantau Island
Hong Kong Island
Tsuen Wan
03
Tai Wo Hau
Kwai Hing
04
05
Kwai Fong
Lai King
Mei Foo
02
Tsing Yi
Sunny Bay
AsiaWorld-Expo
Airport
Disneyland Resort
01
Tung Chung
Ngong Ping
Lai Chi Kok
Cheung Sha Wan
Sham Shui Po
Kowloon Tong
Lok Fu
Wong Tai Sin
Diamond Hill
Choi Hung
24
Shek Kip Mei
Prince Edward
Nam Cheong
08
Olympic
Mong Kok
07
Yau Ma Tei
Ho Man Tin
Whampoa
06
Kowloon Bay
Ngau Tau Kok
Kwun Tong
Lam Tin
Yau Tong
Po Lam
Hang Hau
22
Tseung Kwan O
23
25
Tiu Keng Leng
Tseung Kwan O South
09
Kowloon
Jordan
Tsim Sha Tsui
Sai Ying Pun
University
Kennedy Town
11
Hong Kong
Tamar
Exhibition
Fortress Hill
16
North Point
Quarry Bay
17
Tai Koo
18
19
Sai Wan Ho
Shau Kei Wan
20
Heng Fa Chuen
21
Chai Wan
Sheung Wan
10
Central
12
Admiralty
13
14
Wan Chai
Causeway Bay
Tin Hau
15
Cyberport
Wah Fu
Aberdeen
South Horizons
Lei Tung
Wong Chuk Hang
Ocean Park


## Properties developed by the Company

**01** Tung Chung Crescent / Citygate / Seaview Crescent / Caribbean Coast / Coastal Skyline

**02** Tierra Verde / Maritime Square

**03** Luk Yeung Sun Chuen / Luk Yeung Galleria

**04** Sun Kwai Hing Gardens

**05** New Kwai Fong Gardens

**06** Telford Gardens / Telford Plaza I and II

**07** Argyle Centre

**08** Central Park / Island Harbourview / Park Avenue / Bank of China Centre / HSBC Centre / Olympian City One / Olympian City Two

**09** Union Square – The Waterfront / Sorrento / The Harbourside / The Arch

**10** Hongway Garden / Vicwood Plaza

**11** One International Finance Centre / Two International Finance Centre / IFC Mall / Four Seasons Hotel / Four Seasons Place

**12** World-wide House

**13** Admiralty Centre / Fairmont House

**14** Southorn Garden

**15** Park Towers

**16** Fortress Metro Tower

**17** Kornhill / Kornhill Gardens

**18** Felicity Garden

**19** Perfect Mount Gardens

**20** Heng Fa Chuen / Heng Fa Villa / Paradise Mall

**21** New Jade Garden

**22** Residence Oasis / The Lane

**23** Central Heights / The Grandiose / The Edge

**24** No.8 Clear Water Bay Road

**25** Metro Town

# Chairman's letter

Dear Stakeholders,

I am pleased to present to you the interim results of MTR Corporation for the first six months of 2006.

MTR Corporation recorded net profit, before investment property revaluation gain and related deferred tax, of HK$3,948 million, an increase of 123.2% over the same period last year. This significant increase was mainly due to very strong property development profit as well as continued growth in our recurring businesses. Net profit, including gain from property revaluation, was HK$5,167 million, an increase of 98.3% from the same period last year with reported earnings per share of HK$0.94, an increase of 95.8%. Your Board of Directors has declared an interim dividend of HK$0.14 per share, unchanged from last year.

A significant event for the Company was the signing on 11 April of a Memorandum of Understanding with Government on the proposed merger with the Kowloon-Canton Railway Corporation ("KCRC"), thus opening a possible new chapter not only in the history of the Company itself but also in Hong Kong's public transport market.

The Memorandum of Understanding sets out the terms on which the Company would merge its rail operations with those of KCRC, together with the acquisition of a package of properties. The Memorandum of Understanding meets the five parameters set down by Government as pre-conditions for the merger. In my view the terms of the transaction are fair and balanced, offering benefits to all of the Company's stakeholders, including the travelling public, staff and shareholders.

The benefits to the travelling public include first and foremost a fare reduction, secondly a better integrated rail network in Hong Kong and thirdly the establishment of a transparent and objective fare adjustment mechanism. As for staff of both MTR Corporation and KCRC, the Memorandum of Understanding stipulates that job security for all frontline staff will not be affected due to the proposed merger and more importantly, the proposed merger will create new job opportunities for our colleagues.

As I mentioned in my letter to shareholders dated 27 June 2006, I am of the view that the proposed transaction marks an important milestone for MTR Corporation as it creates significant growth opportunities for our rail business, reinforces the "rail and property" business model through the acquisition of the property package, and is structured to provide the benefits of a merger whilst mitigating downside risk and reducing funding burden for the Company. The proposed transaction is subject to approvals from both the Legislative Council ("LegCo") of Hong Kong SAR and independent shareholders. An Independent Committee of the Board, chaired by Mr. Edward Ho Sing-tin, has been formed to advise independent shareholders on the transaction. Other members of this Committee are Professor Cheung Yau-kai, Mr. David Gordon Eldon, Ms. Christine Fang Meng-sang, Mr. Lo Chung-hing and Mr. T. Brian Stevenson. The Independent Board Committee ("IBC") will appoint, and be advised by, an Independent Financial Adviser.

The legislative approval process has started with the introduction of the Rail Merger Bill to LegCo on 5 July followed by the first meeting of the Bills Committee on 27 July. As I have mentioned before, the legislative and independent shareholder approval processes will take about a year from the announcement date of the Memorandum of Understanding.

Apart from the approval processes, MTR Corporation and KCRC have commenced work on the smooth integration of the operations of the two companies.

I have in my previous reports to stakeholders highlighted the importance which we place on sustainability, community involvement and corporate social responsibility. The first six months of 2006 saw further activities in these areas.

In April, we co-organised the second "MTR Hong Kong Race Walking 2006" with the Hong Kong Amateur Athletic Association, following the success of the inaugural event in 2005. With the objective of encouraging people to walk more as

a form of daily exercise, the event attracted more than 1,000 participants in 14 categories of competition. This was a 25% increase over the number of participants last year, making it the largest event of its kind in Hong Kong. More importantly, we raised more than HK$1.2 million for the Hospital Authority Health InfoWorld's "Better Health for a Better Hong Kong" education campaign, again, about 25% more than last year's donations.

I am particularly proud of the work done by our employee volunteers through the "More Time Reaching Community" Scheme. Launched in November last year, the purpose of the Scheme is to encourage staff to contribute their time to initiate, organise and participate in volunteer activities, with funding support and Executive participation from the Company. Many of our colleagues have since contributed their time or sacrificed their holidays to organise and participate in such heart warming and meaningful events as outings with the elderly, mentally disabled and underprivileged children, as well as Chinese New Year food collection and birthday parties for handicapped children. In total, 33 such events have been held since the launch last November.

It is with volunteering programmes like this and the strong support and selfless participation from our staff that the Company has earned the reputation of being one of the most caring companies in Hong Kong. Thus, we are very pleased that in February the Company and MTR Property Management were bestowed the 2005/2006 Caring Company Award by Hong Kong Council of Social Service in recognition of our efforts and commitment to caring for the community.

For the fourth year in a row, the Company's Sustainability Report 2004 was awarded a Commendation for Sustainability Reporting by the Association of Chartered Certified Accountants ("ACCA"). The award was introduced by ACCA to identify and reward innovative efforts to communicate organisational performance in sustainability and environmental reporting. In receiving the award, we were honoured by the Association's recognition of the Company's continuous commitment to social responsibility, and its significant contribution to the development of social reporting in Hong Kong.

On 25 July, the Chief Executive of the Hong Kong SAR Government officially launched the Action Blue Sky Campaign and urged everyone in the community to get involved to combat air pollution. We welcome and support this initiative and will continue to do our part to improve Hong Kong's air quality by further increasing energy efficiency in our rail operations. Furthermore, to achieve an energy efficient yet comfortable office environment, we have introduced a more casual clothing standard for non-uniformed office staff.

I would take this opportunity to thank my fellow Board Members, management and all staff of the Company for their contribution and efforts.

Raymond K.F. Ch'ien

Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 10 August 2006

# CEO's review of operations and outlook

Dear Stakeholders,

The first six months of 2006 saw a number of significant developments for MTR Corporation. On the possible merger of the rail systems of MTR Corporation and KCRC, a Memorandum of Understanding was signed between Government and the Company on 11 April. In our overseas development, all government approvals were obtained for our 49% owned joint venture company for the Beijing Metro Line 4 project. This was followed by the signing of the Concession Agreement with the Beijing Municipal Government and the commencement of project work.

The Company's financial results for the first half of 2006 benefited from strong property development income and continued growth in our recurring businesses. As a result, revenue increased by 4.1% to HK$4,566 million while operating profit from railway and related operations before depreciation rose by 3.9% to HK$2,639 million. Property development profit realised in the period was HK$4,072 million mainly from the booking of profit from The Grandiose at Tseung Kwan O Station and from Metro Town, Tiu Keng Leng Station Phase One Development. Profit attributable to equity shareholders, excluding gain from revaluation of investment properties net of tax, increased by 123.2% to HK$3,948 million. Gain from investment properties revaluation was HK$1,478 million pre-tax (HK$1,219 million post-tax) resulting in reported net profit of HK$5,167 million, an increase of 98.3% over the corresponding period in 2005. Reported earnings per share increased by 95.8% to HK$0.94. The Board has declared an interim dividend of HK$0.14 per share.

## Railway operations

For the first six months of 2006, total fare revenue for the MTR Lines and the Airport Express increased by 5.0% to HK$3,138 million. The MTR Lines recorded total patronage of 418.4 million, a 1.2% increase over the same period last year. The increase reflected the state of Hong Kong's economic activities and opening of the Disneyland Resort Line ("DRL") last August.

### Operations performance in first half 2006

| Service performance item | Performance Requirement | Customer Service Pledge target | **Actual performance** |
|---|---|---|---|
| Train service delivery | 98.5% | 99.5% | **99.9%** |
| Passenger journeys on time | | | |
| – MTR Lines | 98.5% | 99.5% | **99.9%** |
| – Airport Express | 98.0% | 99.0% | **99.9%** |
| Train punctuality | | | |
| – MTR Lines | 98.0% | 99.0% | **99.7%** |
| – Airport Express | 98.0% | 99.0% | **99.9%** |
| Train reliability: train car-km per train failure causing delays ≥ 5 minutes | N/A | 500,000 | **1,745,541** |
| Ticket reliability: magnetic ticket transactions per ticket failure | N/A | 8,000 | **16,131** |
| Add value machine reliability | 95.5% | 98.0% | **99.4%** |
| Ticket issuing machine reliability | 93.0% | 98.0% | **99.6%** |
| Ticket gate reliability | 97.0% | 99.0% | **99.8%** |
| Escalator reliability | 98.0% | 99.0% | **99.9%** |
| Passenger lift reliability | 98.5% | 99.0% | **99.9%** |
| Temperature and ventilation | | | |
| – Trains: to maintain a cool, pleasant and comfortable train environment generally at a temperature at or below 26°C | N/A | 97.0% | **99.9%** |
| – Stations: to maintain a cool, pleasant and comfortable environment generally at or below 27°C for platforms and 29°C for stations concourses, except on very hot days | N/A | 90.0% | **99.9%** |
| Cleanliness | | | |
| – Train compartment: cleaned daily | N/A | 98.5% | **100%** |
| – Train body: washed every 2 days | N/A | 98.0% | **99.9%** |
| Passenger enquiry response time within 7 working days | N/A | 99.0% | **99.8%** |

The Company's overall share of total franchised public transport was 24.7%, comparable to the same period last year. Share of the cross-harbour market was unchanged at 60.4%.

The Airport Express recorded total patronage of 4.5 million during the first half of 2006, an 11.4% increase over the same period last year, but market share dropped slightly from 24% to 23% reflecting intense competition in this sector.

As in prior periods, MTR Corporation continued to meet or exceed the requirements under our Operating Agreement and our own more stringent Customer Service Pledges.

Service improvements during the first six months included installation of new passenger lifts in Cheung Sha Wan and Sham Shui Po stations, completion of new pedestrian links at Choi Hung and Kwai Fong stations, and completion of retrofitting platform screen doors for all 74 platforms in our 30 underground stations on the Island Line, Tsuen Wan Line and Kwun Tong Line.

Continuing efforts were made to further improve the connectivity of the MTR network with other modes of transport, which enhances MTR's attraction to the travelling public. During the period, three new green minibus routes were added to the intermodal fare discount scheme, taking the scheme total to 28, while one new fare saver machine was installed in Tai Kok Tsui, bringing the total to 19 machines.

## Station commercial and other businesses

The continued growth of the Hong Kong economy and rising MTR patronage supported further increase in revenue from the Company's station commercial and other businesses. Although reported revenue at HK$735 million showed a 2.5% reduction from the same period last year, this was due to a one-off income received in 2005 from settlement of an early termination of a telecommunication contract which did not repeat in 2006. Revenue for the first half of 2006 also included a small one-off income relating to mobile network upgrade. Excluding these two one-off items, revenue from station commercial and other businesses would have increased by 7.1%.

Advertising revenue increased by 8.6% to HK$239 million, boosted by higher passenger volume. A number of new formats and services were introduced. In May, Real-time Projection Zones went live at eight MTR stations in conjunction with promotion of the Hollywood blockbuster movie *The Da Vinci Code*. A new advertising train, the "Spectacular Mobile Showcase", made its debut in June. These innovative formats demonstrate the Company's commitment to enhancing our leadership position in the out-of-home advertising market in Hong Kong.

Station commercial revenue rose by 15.9% to HK$190 million due to improvements in rental rates and station commercial retail space layout from our station renovation programme, as well as the continued buoyant economy. During the period, retail floor area in stations increased by 134 square metres as new layouts and refurbishments were completed at Po Lam, Ngau Tau Kok and Admiralty stations. However, due to the repossession of 367 square metres of retail space at other stations to facilitate station improvement works, the net retail floor space in the first half was slightly reduced to 18,837 square metres in total. These station improvements, when completed, will benefit future revenue. Also during the period, 12 new shops were added to the MTR station portfolio.

Reported revenue from telecommunications services decreased by 31.3% to HK$138 million, mainly due to the one-off payment received in 2005 for early termination of an agreement which did not repeat in 2006. Excluding this and the one-off income from mobile network upgrade in 2006, revenue would have increased by 3.0%. Our fixed network services provider TraxComm Limited recorded higher revenue and is operating an over 100 Gbps bandwidth network with coverage extended to all major data centres in Hong Kong. However, revenue from mobile services has dropped due to fierce competition amongst operators resulting in lower tariffs, while usage volume remained unchanged.

Octopus Holdings Limited ("Octopus") continued to expand its operations both within and outside the transport sector. Cards in circulation rose to 13.8 million and average daily transaction volume and value rose to 9.3 million and HK$70 million respectively. MTR Corporation's share of Octopus' post-tax earnings increased by 9.1% to HK$28 million for the six-month period.

Revenue from external consultancy was HK$98 million during the six months. The project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier is underway. In Taiwan, two new contracts started in early 2006, one with the Kaohsiung Rapid Transit Company to

provide operations and maintenance support for three years to 2009, and the second, with the Taiwan High Speed Rail Company to cover station, train service, and operations control centre management as well as signalling system maintenance for two years to 2008. In the Mainland of China, the Company secured a consultancy contract to provide consultancy for the Integrated Supervision Control System for Beijing Line 5.

## Property businesses

While Hong Kong's economy continued to grow in the first half of 2006, sentiment in the residential property market has become more cautious as interest rates continued to trend higher and financial markets around the world became more volatile. As a result, residential property transaction volume declined throughout the period, and prices softened. The office and retail rental sectors however continued to be active in the first half although the rate of growth may slow in the second half.

The Company's profit from property developments in the first half of 2006 was HK$4,072 million. Along the Airport Railway, we recognised profit from deferred income relating to Coastal Skyline and Caribbean Coast in Tung Chung, Harbour Green at Olympic Station and fitting out works for Elements at Kowloon Station, from sharing in kind relating to receipt of a small area of the retail shell of Elements as well as surplus proceeds from The Harbourside at Kowloon Station. Along the Tseung Kwan O Line, as I noted at the time of the 2005 annual results, we booked surplus proceeds from Metro Town, Tiu Keng Leng Station Phase One Development and The Grandiose at Tseung Kwan O Station.

The tender for Package Two of Tseung Kwan O Area 86 was awarded in January to Rich Asia Investments Limited ("Rich Asia"), a subsidiary of Cheung Kong (Holdings) Limited ("Cheung Kong"), and the development agreement was signed in February. This was followed in June by our consent to Cheung Kong's transfer of 15% of its interest in Rich Asia to Nan Fung Development Limited, a wholly owned subsidiary of Chen's Holdings Limited. As part of our strategy to attract better profit sharing from this tender and in line with the tender conditions, the Company has provided an interest-free loan of HK$4,000 million (equal to about half of the land premium) to Rich Asia. This loan is supported by a guarantee from Cheung Kong for the full amount.

Along the Airport Railway, to meet the increased desire for town houses, we have obtained Town Planning Board approval in June to convert the original low-rise residential development to town houses at Caribbean Coast.

Rental income from investment properties increased by 7.8% to HK$624 million supported by higher rents. A vibrant retail sector, further refinements to the trade mix and strong promotional efforts at our shopping centres continued to increase shopper traffic. During the first half of 2006, favourable growth in rental rates was achieved for renewal of leases at our shopping centres.

The continuing demand for high quality retail space enabled us to maintain 100% occupancy levels at all of our shopping centres except for Luk Yeung Galleria, where a total of 427 square metres was repossessed in April in preparation for renovation work. The Company's 18 floors at Two IFC continued to be fully let during the period. A total of 504 parking spaces at No.8 Clear Water Bay Road (including 450 Park & Ride Carpark spaces) were added to the portfolio upon commencement of operation of the carpark.

To enhance the retail environment of Telford Plaza I, a major renovation programme was launched in April to refurbish its entrances, atria, shopfronts, ceilings and floors, with target completion by year-end 2006.

Pre-letting of Elements, the forthcoming 82,750 square metres gross MTR flagship mall at Union Square in Kowloon Station, progressed well, with good response from both overseas and local retailers, as well as food and beverage operators. Pre-letting of The Edge, the new shopping centre of 11,877 square metres gross at Area 55b of Tseung Kwan O Station, also saw good progress.

Our property management business experienced steady growth, with revenue rising 7.8% to HK$69 million. During the period, a total of 2,842 residential units was added to the management portfolio, bringing the total number of residential units under management to 57,200.

Our property management business in the Mainland of China continued to expand with the award in April of a service contract by SOHO Shangdu, a major commercial-cum-shopping mall development in Beijing. The Company will take over management responsibility of this property by the end of 2006.

Renovation of the 31,000 square metres gross shopping centre under a long-term head lease in Beijing's Dong Cheng district is now underway. This shopping centre has been renamed Ginza Mall, and is scheduled to open by early 2007 after major upgrading and refurbishment.

## Tseung Kwan O Line property developments (packages awarded)

| Location | Developers | Type | Gross floor area (sq.m.) | No. of parking spaces | Status | Actual or expected completion date |
|---|---|---|---|---|---|---|
| **Tseung Kwan O Station** | | | | | | |
| Area 57a | Sun Hung Kai Properties Ltd. | Residential | 26,005 | | Awarded in | Completed in |
| (Central Heights) | Nan Fung Development Ltd. | Retail | 3,637 | | July 2000 | 2005 |
| | Henderson Land Development Co. Ltd. | Carpark | | 74 | | |
| | Chime Corporation Ltd. | | | | | |
| Area 55b | New World Development Co. Ltd. | Residential | 84,920 | | Awarded in | Completed in |
| (The Grandiose | Chow Tai Fook Enterprises Ltd. | Retail | 11,877 | | January 2002 | January 2006 |
| and The Edge) | Wee Investments Pte. Ltd. | Carpark | | 249 | | |
| **Hang Hau Station** | Sino Land Co. Ltd. | Residential | 138,652 | | Awarded in | Completed |
| (Residence Oasis | Kerry Properties Ltd. | Retail | 3,500 | | June 2002 | in 2004 |
| and The Lane) | | Carpark | | 369 | | |
| **Tiu Keng Leng Station** | | | | | | |
| (Metro Town | Cheung Kong (Holdings) Ltd. | Residential | 236,965 | | Awarded in | By phases |
| and Le Point) | | Retail | 16,800 | | October 2002 | from |
| | | Carpark | | 609 | | 2006-2007 |
| **Tseung Kwan O South Station** | | | | | | |
| Area 86 Package One | Cheung Kong (Holdings) Ltd. | Residential | 136,240 | | Awarded in | 2008 |
| | | Retail | 500 | | January 2005 | |
| | | Carpark | | 325 | | |
| | | Residential Care Home for the Elderly | 3,100 | | | |
| Area 86 Package Two | Cheung Kong (Holdings) Ltd. | Residential | 309,696 | | Awarded in | 2009-2010 |
| | | Kindergarten | 800 | | January 2006 | |
| | | Carpark | | 905 | | |

## Tseung Kwan O Line property developments (packages to be awarded)*

| Location | No. of packages envisaged | Type | Gross floor area (sq.m.) | Expected parking spaces | Period of package tenders | Expected completion date |
|---|---|---|---|---|---|---|
| **Tseung Kwan O Station** | 1-2 | Residential | 80,000 | | 2006–2007 | 2011 |
| Area 56 | | Hotel | 58,130 | | | |
| | | Retail | 20,000 | | | |
| | | Office | 5,000 | | | |
| | | Carpark | | 390 | | |
| **Tseung Kwan O South Station** | 6-11 | Residential | 1,153,764 – | | | |
| Area 86 | | | 1,163,764 | | 2007–2011 | 2014 |
| | | Retail | 39,500 – 49,500 | | | |
| | | Carpark | | 3,533 | | |

* Subject to review in accordance with planning approval, land grant conditions and completion of statutory processes.

## Choi Hung Park and Ride development

| Location | Developers | Type | Gross floor area (sq.m.) | No. of parking spaces | Status | Actual completion date |
|---|---|---|---|---|---|---|
| **Choi Hung Station** | Chun Wo Holdings Ltd. | Residential | 19,135 | | Awarded in | Completed in |
| (No. 8 Clear Water Bay Road) | | Retail | 2,400 | | July 2001 | 2005 |
| | | Carpark | | 54 | | |
| | | Park & Ride | | 450 | | |

## Hong Kong projects

MTR Corporation continued the development and planning of new rail and non-rail projects during the first half of 2006.

"Ngong Ping 360", comprising the Ngong Ping Skyrail and the Ngong Ping Village on Lantau Island, is undergoing pre-opening trials and is expected to open for business later in the year.

Following approval of the revised proposal for the West Island Line by Government and Executive Council last year, discussion with Government is continuing over detailed scope, cost and funding requirements. The decision on the South Island Line (East) proposal is still awaiting completion of Government's review of the Southern District's planning of tourism and commercial development.

In the "Dream City" development at Area 86 in Tseung Kwan O, the construction contract for Tseung Kwan O South Station was awarded in late June. This latest extension to the MTR network is designed to serve the "Dream City" property development and is scheduled to open in 2009.

New pedestrian links in Admiralty and Sheung Wan stations are targeted for opening by the end of this year, and another at Lai Chi Kok Station is planned for completion in 2008. Further license agreements have been signed and are under negotiation with adjacent developers respectively for Tsim Sha Tsui and Choi Hung stations.

At the Hong Kong International Airport, the project to construct a second platform at the departure level of the Airport Station continued with the connection to the Skyplaza retail development and the project is expected to be completed by the end of 2006.

## Merger with KCRC

On 11 April, the Company signed a Memorandum of Understanding with Government setting out the terms for the proposed rail merger between the Company and KCRC, together with the acquisition of a property package.

The proposed transaction is subject to approval by both LegCo and independent shareholders of the Company. A Rail Merger Bill was submitted to LegCo by Government on 5 July which was followed by the first meeting of the Bills Committee to examine the Bill on 27 July. We expect the approval processes by LegCo and independent shareholders to take about a year or more from the 11 April announcement day.

An IBC comprising six independent non-executive Directors of the Company has been established to examine the proposed transaction and advise independent shareholders. The IBC will appoint and be advised by an Independent Financial Adviser.

## Overseas growth

### Mainland of China

In Beijing, the public-private partnership ("PPP") company formed with the Beijing Infrastructure Investment Co. Ltd. and Beijing Capital Group for the Beijing Line 4 project obtained its business license in January, and the related concession, lease and financing agreements were signed in April. With management in place, and the rolling stock and signalling contracts having been awarded, construction of the project has commenced with target completion in 2009.

In Shenzhen, we are still awaiting approval from the National Development and Reform Commission for Shenzhen Metro Line 4. We have put in place a management team which has progressed detailed design of the system, and the master plan for property developments along the line.

In line with our strategy, we have furthered negotiations regarding plans for the investment, construction and operation of Shenzhen Metro Line 3 following the signing of a Memorandum of Understanding ("MoU") last year with the municipal government on this potential 32.8-kilometre line in the eastern part of the municipality. In Beijing, feasibility studies are also progressing on two possible metro lines, one for Beijing Line 4 Extension and the other for Beijing Metro Line 9, following signing of the respective MoU's and Letter of Interest this year.

Elsewhere in the Mainland, the Company submitted an investment proposal to the Wuhan Municipal Government in April following the signing of an MoU with the government in 2005 to explore co-operation opportunities for the construction and operation of metro lines in Wuhan. In May, we signed an MoU with the Hangzhou Municipal Government for a joint study on a metro development plan for that city. However, we must point out that MoU's do not always result in investments.

### Europe

In Europe, we continued to pursue "asset light" rail operating service contracts during the first half of 2006.

In the UK, a tender for the South Western Train Franchise was submitted in conjunction with our partner National Express in June and the result is expected to be announced by October. A joint venture between MTR Corporation and Laing Rail has been pre-qualified to bid for the London Rail Concession, formerly called the North London Railway Franchise, and is currently working on the tender submission for October. Both of these are competitive tenders where the Company will compete with other bidders.

## Preferred financing model and debt profile

(Preferred Financing Model) vs. **Actual debt profile** *As at 30 June 2006*



(20-50) 27
Source
in percentage
(0-10) 1
(0-15) 3
Capital market instruments
Export credits
Medium term loans
Short term loans and overdrafts
(40-60) 54
Interest rate base
in percentage
Fixed rate
Floating rate
(6-15) 9
Financing horizon
in months
(10-40) 17
(20-50) 47
Maturity
in percentage
Up to 2 years
2 to 5 years
Beyond 5 years
Currency
(0-30) 0.2
in percentage
HK$
US$


## Simplified balance sheet

*As at 30 June 2006*



21.38
3.19
Assets
in HK$ billion
MTR System and Airport Express
Investment properties
Property development in progress
Others
31.81
13.36
2.58
Financing
in HK$ billion
Equity
Debt
Deferred Income
Others


## Financial review of operations

Revenue for the first half of 2006 was HK$4,566 million, an increase of 4.1% over the same period last year. Revenue from the MTR Lines and the Airport Express reported increases of 4.7% and 7.7% respectively as a result of patronage growth, particularly in the early months of 2006, and an increase in average fare for the MTR Lines. Patronage on the MTR Lines increased 1.2% and on the Airport Express 11.4%, whilst the average fare for the MTR Lines increased 3.5% to HK$6.8 but on the Airport Express decreased 3.2% to HK$64.8 mainly due to the lower fares paid by passengers travelling to the AsiaWorld-Expo Station which opened in December 2005.

Revenue from station commercial and other businesses amounted to HK$735 million, a 2.5% drop from the same period last year due to the one-off income received from settlement of an early termination of a telecommunication contract in 2005 which did not repeat this year. Revenue for the first half of 2006 also included a small one-off income relating to mobile network upgrade. Excluding these two one-off items, revenue from station commercial and other businesses would have increased by 7.1% when compared to the same period last year. Property rental and management income increased 7.8% to HK$693 million.

Operating cost before depreciation for the first half year increased by 4.5% to HK$1,927 million as compared to the same period last year. The increase was mainly due to the opening of DRL and AsiaWorld-Expo Station, increases in expenditures in the development of our overseas growth business in the Mainland and Europe, as well as expenses relating to "Ngong Ping 360". Operating profit from railway and related businesses before depreciation amounted to HK$2,639 million, a 3.9% increase from the same period last year, with an operating profit margin of 57.8%, similar to last year. Excluding the one-off impacts from telecommunication contract termination and mobile network upgrade, operating profit would have increased by 6.7% whilst operating profit margin would have increased by 0.5% point.

Property development profit during the first half year amounted to HK$4,072 million, mainly comprising surplus proceeds from The Grandiose and Metro Town along the Tseung Kwan O Line, deferred income recognition from Coastal Skyline, Caribbean Coast, Harbour Green and Elements along the Airport Railway as well as sharing in kind from the receipt of an additional 572 square metres at Elements. Operating profit before depreciation amounted to HK$6,711 million, an increase of 65.3% as compared to the same period last year.

Depreciation charge for the first half year dropped by 3.5% to HK$1,315 million mainly due to adjustments made for depreciation charges on some systems in the Tseung Kwan O Line and Nam Cheong Station in 2005. Net interest expense increased by 16.6% to HK$739 million mainly due to higher interest rates and increased borrowings as compared to the same period last year. The increase in fair value of investment properties since the end of 2005 amounted to HK$1,478 million pre-tax or HK$1,219 million post-tax.

Including the share of profit from Octopus and the share of cost incurred by the joint venture company for the bidding of the South Western Train Franchise in the UK, profit before taxation for the first half year amounted to HK$6,151 million, a 98.7% increase from the same period last year. Correspondingly, income tax increased by 101.2% to HK$984 million, which was mainly non-cash deferred income tax. The resulting net profit attributable to shareholders for the first half year amounted to HK$5,167 million, an increase of 98.3% compared to the same period last year. Reported earnings per share therefore increased from HK$0.48 for the first half of 2005 to HK$0.94 for 2006. Excluding investment property revaluation gain and related deferred tax, underlying net profit was HK$3,948 million, an increase of 123.2% compared to same period last year.

The Directors have declared an interim dividend of HK$0.14 per share. A scrip dividend option will be offered to all shareholders except those with registered addresses in the United States of America or any of its territories or possessions. As in previous years, Government has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash.

The Group's balance sheet remains strong. During the first half of 2006, shareholders' equity increased by 6.7% to HK$74,548 million as of 30 June, from retained profit as well as the re-investment of scrip dividends by Government and other shareholders.

Total assets increased by 7.6% to HK$122,318 million mainly due to an interest-free loan of HK$4,000 million (recognised on balance sheet at fair value of HK$3,232 million at inception) provided to the property developer of Tseung Kwan O Area 86 Package Two as part of the tender terms, an increase of HK$2,053 million on properties held for sale from unsold units at Metro Town and The Grandiose along the Tseung Kwan O Line, gross revaluation gain on properties of HK$1,770 million, and increases in amount receivable in respect of property developments of HK$957 million. Other increases in assets include capital expenditures incurred on the "Ngong Ping 360" project and other capital improvement projects.

The Group's net cash inflow generated from railway and related activities increased to HK$2,737 million in the first half of 2006 compared to HK$2,562 million for the same period in 2005, whilst cash receipts from developers for property development project decreased to HK$584 million from HK$2,332 million in 2005. Total cash outflow rose from HK$3,095 million to HK$6,366 million which included the HK$4,000 million interest-free loan for Package Two of Tseung Kwan O Area 86, capital project payments of HK$1,339 million, interest expenses of HK$830 million and other minor items. The Group had a net cash outflow of HK$3,045 million before dividend as compared to a net cash inflow of HK$1,799 million in the same period last year. After the dividend payment of HK$767 million and net loan drawdowns of HK$3,824 million, there was a net cash inflow of HK$12 million.

During the period, total borrowings of the Group increased from HK$28,264 million to HK$31,809 million due mainly to amounts drawn to finance the interest-free loan to the developer. As a result, the debt-to-equity ratio increased from 40.4% at 31 December 2005 to 42.7% at period-end.

## Financing activities

The credit markets continued to see high levels of liquidity, leading to tight credit spreads. Given this favourable environment, we successfully arranged total financings of HK$3.1 billion during the first half of 2006, including a HK$500 million 4.3% 2-year fixed rate note, and a number of 5-year and 7-year bilateral facilities totalling HK$2.6 billion. As at the end of June 2006, the Group had total undrawn committed facilities of HK$2.9 billion, which together with cash on hand and projected significant positive cash flows from our property development business, are expected to cover all of the Company's estimated funding needs until the first quarter of 2007.

As at the end of June, the Company's debt portfolio was well balanced with 17% of total outstanding repayable within 2 years, 47% between 2 and 5 years, and 36% beyond 5 years. As a measure of exposure to foreign currency risk, only 0.2% of the debt portfolio was denominated in US dollars with the remainder either hedged into or denominated in HK dollars.

At the end of June, 54% of the debt portfolio was based on fixed interest rates with the balance based on floating rates. This prudent level of fixed rate debt, together with the attractive terms of the Group's financings, has enabled the Company to contain our financing cost in a rising interest rate environment. As a result, despite the significant increase in short-term interest rates during the first half of 2006 as compared with the same period last year, the Company's average borrowing cost rose to 5.5% from 5.0%.

In the Mainland of China, agreements for two project loans of RMB1.6 billion each provided separately by China Development Bank and Industrial and Commercial Bank of China for the development and construction of Beijing Metro Line 4 were signed by the associated PPP company in April.

## Human resources

Immediately following signing of the Memorandum of Understanding on the proposed merger, the Company held a total of 60 briefing sessions to provide staff with the latest information and opportunities to raise their concerns. Going forward, we will regularly update our staff on the merger using a variety of means such as staff communication sessions, merger newsletters, *MTR Express*, Corporate Notices and additional briefing sessions.

We are committed to looking after the interests of all staff, and will consult them on matters affecting them during the merger process before any final decisions are made. To ensure that best practices are adopted for the merged company, the Company in conjunction with KCRC has commenced a series of in-depth studies on different aspects of human resources integration such as grading and reward structure, and employment terms and conditions.

## Outlook

Although business conditions remain generally positive in Hong Kong, successive interest rate increases coupled with high oil and commodity prices have slowed the rate of economic growth. While there was patronage growth in the early months of 2006, MTR Lines patronage in May and June was lower than last year due to the combination of the impact of Football World Cup and slower growth of economic activities. Although MTR Lines patronage growth has resumed in the last two weeks of July, it would be prudent to adopt a cautious outlook for the rail and related businesses in the second half. On the other hand, although competition continues to increase, we see positive rental reversions in our property investment business. Given this environment we continue to pay close attention to cost and enhance efficiency whilst at the same time continuing our efforts in the overseas growth business.

In our property development business we recognised profit from both The Grandiose at Tseung Kwan O Station and Metro Town, Tiu Keng Leng Station Phase One Development in the first half of 2006. For the balance of the year, in line with our accounting treatment, property development profit recognition is expected to come mainly from developments along the Airport Railway, particularly from deferred income and the expected receipt as sharing in kind of a small area of some 7,100 square metres gross at Elements in Kowloon Station. In Tseung Kwan O, property development profit recognition in the second half would depend on sales progress of the 390-unit development at Central Heights Tseung Kwan O Town Centre Area 57a. Given that most of the property development profit for 2006 has been recognised in the first half, the amount of development profit to be recognised in the second half is expected to be significantly less.

Finally, I would like to take this opportunity to thank all my colleagues for their hard work and support.



C K Chow, *Chief Executive Officer*
Hong Kong, 10 August 2006

# Corporate governance and other information

## Corporate Governance Practices

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices.

The Company has complied throughout the half-year ended 30 June 2006 with the Code Provisions set out in the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Cap. 556 of the Laws of Hong Kong) (the "MTR Ordinance")) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. He was recently re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

A person may be appointed as a Member of the Board at any time either by the shareholders in general meeting or by the Board upon recommendation of the Nominations Committee of the Company. Directors who are appointed by the Board must retire at the first annual general meeting after their appointment. A Director who retires in this way is eligible for election at that annual general meeting, but is not taken into account when deciding which and how many Directors should retire by rotation. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or, if the number of Directors is not divisible by three, such number as is nearest to and less than one third) must retire as Directors by rotation.

The Chief Executive of the Hong Kong Special Administrative Region of the People's Republic of China ("HKSAR") may, pursuant to Section 8 of the MTR Ordinance, appoint up to three persons as "additional Directors". Directors appointed in this way may not be removed from office except by the Chief Executive of the HKSAR. These Directors are not subject to any requirement to retire by rotation nor will they be counted in the calculation of the number of Directors who must retire by rotation. In all other respects, the "additional Directors" are treated for all purposes in the same way as other Directors.

## Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code and, having made specific enquiry, confirms that Members of the Board and the Executive Directorate complied throughout the half-year ended 30 June 2006 with the Model Code set out in Appendix 10 to the Listing Rules. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

## Audit Committee

The Audit Committee meets four times each year with the purpose of monitoring the integrity of the Group's financial statements and to consider the nature and scope of internal and external audit reviews. It also assesses the effectiveness of the systems of internal control. All the Members of the Audit Committee are non-executive Directors, namely T. Brian Stevenson (chairman), Professor Cheung Yau-kai and the Commissioner for Transport (Alan Wong Chi-kong). Mr. Stevenson and Professor Cheung are also independent non-executive Directors.

## Remuneration Committee

The Remuneration Committee meets regularly to consider remuneration issues, including formulation of a remuneration policy and practices that facilitate the employment of top quality personnel, recommendation to the Board of the remuneration of Members of the Board who are non-executive Directors, determination of the remuneration packages of the Members of the Board who are executive Directors and the Members of the Executive Directorate, and review and approval of performance-based remuneration by reference to the Company's goals and objectives. All the Members of the Remuneration Committee are non-executive Directors, namely Edward Ho Sing-tin (chairman), T. Brian Stevenson and Frederick Ma Si-hang. Mr. Ho and Mr. Stevenson are also independent non-executive Directors.

## Nominations Committee

The Nominations Committee carries out the process of nominating and recommending candidates to fill vacancies on the Board of Directors. All the Members of the Nominations Committee are non-executive Directors, namely David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung). Mr. Eldon and Mr. Lo are also independent non-executive Directors.

## Independent Committee

The Board is committed to looking after the interests of independent shareholders of the Company, and for this purpose, an independent committee of the Board (the "Independent Committee") has been established to consider and review the terms of any possible merger between the Company and Kowloon-Canton Railway Corporation, and to advise independent shareholders whether they are fair and reasonable. All the Members of the Independent Committee are independent non-executive Directors , namely Edward Ho Sing-tin (chairman), Professor Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Lo Chung-hing and T. Brian Stevenson.

## Internal Control

The Board is responsible for the system of internal controls of the Company and its subsidiaries, setting appropriate policies and reviewing the effectiveness of such controls.

Internal control is defined as a process effected by the Board, Management and other personnel, designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, and not absolute assurance of the following:

- effectiveness and efficiency of operations
- reliability of financial reporting
- compliance with applicable laws and regulations.

Pursuant to the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Committee, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders.

Supported by the Members of the Executive Committee, the Chief Executive Officer who chairs the Executive Committee is responsible to the Board for the conduct of the business of the Company.

The Executive Committee is responsible for implementing the Board's policies on risk and control. In fulfilling its responsibilities, the Executive Committee identifies and evaluates the risks faced by the Company for consideration by the Board and designs, operates and monitors a suitable system of internal controls which implements the policies adopted by the Board. The Executive Committee is accountable to the Board for monitoring the system of internal controls and providing assurance to the Board that it has done so. Additionally, all employees have responsibility for internal controls within their areas of accountability.

Various risk management strategies have been established by the Board as advised by the Executive Committee to identify, assess and reduce risks, including construction, business operations, finance, treasury, safety, security and environmental risks as well as appropriate insurance coverage. In addition to risk management systems and processes that are already in place in each division or department, an Enterprise Risk Management (ERM) framework was recently established for the strategic management of business risks at the corporate level. An Enterprise Risk Review Committee has been formed to oversee the operation of the ERM framework, and the Enterprise Risk Management Department provides technical and coordination support.

Structured cross-discipline processes for the identification, evaluation, ranking and control of risks have been developed. The likelihood and impact of risks within five key areas – finance, safety, business operations, reputation and regulatory – are considered. Risk registers are established and maintained at business unit and corporate levels, and each risk is assigned to a risk owner who is responsible for developing and implementing appropriate risk mitigation measures. The key risks are required to be reviewed at least quarterly at business unit level, half-yearly at executive level and annually by the Board. The Board has reviewed the current risk profile of the Company, and is satisfied that the key risks facing the Company are kept under control and do not represent serious threats to the business, and that suitable risk mitigation measures and review processes are in place.

To ensure the efficient and effective operation of business units and functions, and safety of operating railway and construction works in railway extension projects, Corporate General Instructions (CGIs), divisional and departmental procedures and manuals, committees, working groups and quality assurance units are established to achieve, monitor and enforce internal controls and evaluate their effectiveness.

Control documentations for compliance with Section 404 of US Sarbanes Oxley Act – Internal Control over Financial Reporting, CGIs and various departmental procedures and manuals are established for preventing or detecting unauthorized expenditures and payments, safeguarding the Company's assets, ensuring the accuracy and completeness of accounting records and timely preparation of reliable financial information.

All Department Heads, including Business and Project Managers for overseas projects, are responsible for ensuring the compliance with statutes and regulations applicable to their own functional units. They are required to identify any new or updated statutes, to assess the risk of such statutes and regulations and their impact on the Company's operations, and to review at least once a year that relevant statutes and regulations are complied with.

Members of the Board and Executive Committee, and other nominated managers who have access to price-sensitive and/or specific information are bound by the Model Code for Securities Transactions by Directors of the Listed Issuers. In addition, every employee is also bound by the Code of Conduct issued by the Company, amongst other things, to keep unpublished price-sensitive information in strict confidence.

The Internal Audit Department plays a major role, independent of the Company's management, in assessing and monitoring the internal controls of the Company. The Internal Auditor reports to the Chief Executive Officer and has direct access to the Audit Committee. The Department has unrestricted access to information that allows it to review all aspects of the Company's risk management, control and governance processes. On a regular basis, it conducts audits on financial, operational and compliance controls and risk management functions of all business and support units as well as subsidiaries. Management is responsible for ensuring the control, design and operating deficiencies highlighted from internal audits are rectified within a reasonable period. Internal Audit produces a four-year rolling Audit Plan, based on risk assessment, that is reviewed and approved by the Audit Committee. On a half-yearly basis, the Internal Auditor reports to the Audit Committee his audit findings and his opinion on the system of internal controls.

On behalf of the Board, the Audit Committee evaluates annually the effectiveness of the Company's system of internal controls, including the reliability of financial reporting, effectiveness and efficiency of operations, and compliance with applicable laws and regulations. This is achieved primarily through approving the internal audit plan and review the findings of internal audit work, in addition to reviewing the annual and interim financial statements, and the nature, scope of work, and report of the external auditors, and consideration of the following:

- the changes in the nature and extent of significant risks since the previous review and the Company's ability to respond to changes in its business and external environment
- the scope and quality of management's ongoing monitoring of risks and the system of internal control, the work of the Internal Audit Department, and the assurance provided by the Executive Committee
- the extent and frequency with which the results of monitoring are communicated, enabling the Audit Committee to build up a cumulative assessment of the state of control in the Company and the effectiveness with which risk is being managed
- the incidence of any significant control failings or weaknesses that have been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company's financial performance or condition, and
- the effectiveness of the Company's processes in relation to financial reporting and statutory and regulatory compliance.

The processes for assessing internal controls by the Audit Committee include: regular interviews with Members of the Executive Committee in relation to key business operations, internal control and compliance issues, both financial and non-financial; the review of significant issues arising from the internal and external audit reports, and private sessions with external auditors. The Audit Committee has also reviewed the papers prepared by the Executive Committee and Internal Audit covering: 2005 Annual Report and Accounts, Annual Report on Form 20-F and Reconciliation of 2005 Annual Accounts to US GAAP, Preview of 2006 Interim Accounting issues, 2006 Audit Plan, Internal Audit's Half-yearly Report, Annual Report on Staff Complaints, Reporting of Internal Control Systems, Reporting of Outstanding Litigation and Compliance Issues, Annual Insurance Programme, and Procurement Control and Audit Committee for China Projects. The Chairman of the Committee summarises activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

The Board has, through the Audit Committee, conducted the first review of the effectiveness of the Company's system of internal control for the six-months ended 30 June 2006, covering all material financial, operational and compliance controls and risk management functions, and concluded that adequate and effective internal controls are maintained to safeguard the shareholders' investment and the Company's assets. There were no significant control failings, weaknesses or significant areas of concern identified during the period which might affect shareholders.

## Board Members' and Executive Directorate's Interests in Shares

As at 30 June 2006, the interests or short positions of the Members of the Board and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited ("HKSE") pursuant to the Model Code were as follows:

### Long Positions in Shares and Underlying Shares of the Company

| | Number of Ordinary Shares held | | | Derivatives | | | |
|---|---|---|---|---|---|---|---|
| | | | | Share Options | Other | | |
| Member of the Board or the Executive Directorate | Personal* interests | Family† interests | Corporate interests | Personal* interests | Personal* interests | Total interests | Percentage of aggregate interests to total issued share capital |
| Chow Chung-kong | – | – | – | – | 700,000 (Note 1) | 700,000 | 0.01266 |
| T. Brian Stevenson | 4,657 | – | – | – | – | 4,657 | 0.00008 |
| Christine Fang Meng-sang | 1,701 | – | – | – | – | 1,701 | 0.00003 |
| Russell John Black | 53,608 | – | – | – | – | 53,608 | 0.00097 |
| William Chan Fu-keung | 46,960 | – | – | 217,500 (Note 2) | – | 264,460 | 0.00478 |
| Thomas Ho Hang-kwong | 53,513 | 2,524 | – | 321,000 (Note 2) | – | 377,037 | 0.00682 |
| Lincoln Leong Kwok-kuen | 23,000 | – | 23,000 (Note 3) | 1,043,000 (Note 4) | – | 1,089,000 | 0.01970 |
| Francois Lung Ka-kui | – | – | – | 1,066,000 (Note 4) | – | 1,066,000 | 0.01928 |

Notes:

1. Chow Chung-kong has a derivative interest in respect of 700,000 shares in the Company within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive an equivalent value in cash of 700,000 shares in the Company on completion of his three-year contract (on 30 November 2006).

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.

3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

* Interests as beneficial owner

† Interests of spouse or child under 18 as beneficial owner

### Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme

| Executive Directorate and eligible employees | Date granted | No. of options granted | Period during which rights exercisable (day/month/year) | Options outstanding as at 1 January 2006 | Options vested during the period | Options lapsed during the period | Options exercised during the period | Exercise price per share of options (HK$) | Options outstanding as at 30 June 2006 | Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$) |
|---|---|---|---|---|---|---|---|---|---|---|
| William Chan Fu-keung | 20/9/2000 | 1,066,000 | 5/4/2001 – 11/9/2010 | 317,500 | – | – | 100,000 | 8.44 | 217,500 | 20.75 |
| Thomas Ho Hang-kwong | 20/9/2000 | 1,066,000 | 5/4/2001 – 11/9/2010 | 321,000 | – | – | – | 8.44 | 321,000 | – |
| Other eligible employees | 20/9/2000 | 41,409,000 | 5/4/2001 – 11/9/2010 | 11,285,000 | – | – | 3,451,000 | 8.44 | 7,834,000 | 20.00 |

Note:

All of the above share options were vested on 5 October 2003. The proportion of underlying shares in respect of which the share options have vested is as follows:

| Date | Proportion of underlying shares in respect of which an option is vested |
|---|---|
| Before 5 October 2001 | none |
| 5 October 2001 to 4 October 2002 | one-third |
| 5 October 2002 to 4 October 2003 | two-thirds |
| After 4 October 2003 | all |

## Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme

| Executive Directorate and eligible employees | Date granted | No. of options granted | Period during which rights exercisable (day/month/year) | Options outstanding as at 1 January 2006 | Options granted during the period | Options vested during the period | Options lapsed during the period | Options exercised during the period | Exercise price per share of options (HK$) | Options outstanding as at 30 June 2006 | Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Lincoln Leong Kwok-kuen | 1/8/2003 | 1,066,000 | 14/7/2004 – 14/7/2013 | 1,043,000 | – | – | – | – | 9.75 | 1,043,000 | – |
| Francois Lung Ka-kui | 27/9/2005 | 1,066,000 | 26/9/2006 – 26/9/2015 | 1,066,000 | – | – | – | – | 15.75 | 1,066,000 | – |
| Other eligible employees | 1/8/2003 | 495,200 | 14/7/2004 – 14/7/2013 | 400,700 | – | – | – | 101,500 | 9.75 | 299,200 | 20.78 |
| | 12/1/2006 | 94,000 | 9/1/2007 – 9/1/2016 | – | 94,000 | – | – | – | 15.45 | 94,000 | – |
| | 13/9/2005 | 94,000 | 9/9/2006 – 9/9/2015 | 94,000 | – | – | – | – | 15.97 | 94,000 | – |
| | 23/9/2005 | 213,000 | 9/9/2006 – 9/9/2015 | 213,000 | – | – | – | – | 15.97 | 213,000 | – |
| | 17/10/2005 | 94,000 | 6/10/2006 – 6/10/2015 | 94,000 | – | – | 94,000 | – | 16.05 | – | – |
| | 23/3/2006 | 94,000 | 20/3/2007 – 20/3/2016 | – | 94,000 | – | – | – | 18.05 | 94,000 | – |
| | 31/3/2006 | 94,000 | 20/3/2007 – 20/3/2016 | – | 94,000 | – | – | – | 18.05 | 94,000 | – |
| | 12/5/2006 | 266,500 | 25/4/2007 – 25/4/2016 | – | 266,500 | – | – | – | 20.66 | 266,500 | – |
| | 15/5/2006 | 213,000 | 25/4/2007 – 25/4/2016 | – | 213,000 | – | – | – | 20.66 | 213,000 | – |
| | 12/5/2006 | 213,000 | 2/5/2007 – 2/5/2016 | – | 213,000 | – | – | – | 21.00 | 213,000 | – |

Notes:

1. The exercise price of the share options is determined upon the offer of grant of the options and which should not be less than the greatest of (a) the average closing price per share of the Company for the five business days immediately preceding the date of offer of such options; (b) the closing price per share of the Company on the date of offer of such options, which must be a business day; and (c) the nominal value per share of the Company.

2. 94,000 of the share options lapsed during the period.

3. The proportion of underlying shares in respect of which the above share options will vest is as follows:

| Date | Proportion of underlying shares in respect of which an option is vested |
|---|---|
| Before the first anniversary of the date of offer of the option (the "Offer Anniversary") | none |
| From the first Offer Anniversary to the date immediately before the second Offer Anniversary | one-third |
| From the second Offer Anniversary to the date immediately before the third Offer Anniversary | two-thirds |
| From the third Offer Anniversary and thereafter | all |

During the six months ended 30 June 2006, 974,500 options to subscribe for shares of the Company were granted to six employees under the New Joiners Share Option Scheme and the respective closing price per share immediately before the respective date of grant of the options are set out below. Pursuant to the terms of this Scheme, each grantee undertakes to pay HK$1.00, on demand, to the Company, in consideration for the grant of the options. The share options granted are not recognised in the accounts until they are exercised. The weighted average value per option granted, estimated at the respective date of grant using the Black-Scholes pricing model is as follows:

| Date granted | Closing price per share immediately before the date of grant (HK$) | Estimated risk-free interest rate (%) | Expected life (Years) | Estimated Volatility | Expected dividend per share (HK$) | Weighted average value per option granted (HK$) |
|---|---|---|---|---|---|---|
| 12/1/2006 | 16.05 | 4.00 | 5 | 0.20 | 0.42 | 3.17 |
| 23/3/2006 | 17.60 | 4.40 | 5 | 0.20 | 0.42 | 3.25 |
| 31/3/2006 | 17.65 | 4.47 | 5 | 0.20 | 0.42 | 3.28 |
| 12/5/2006 | 20.10 | 4.62 | 5 | 0.21 | 0.42 | 4.11 |
| 15/5/2006 | 20.10 | 4.67 | 5 | 0.21 | 0.42 | 4.13 |
| 12/5/2006 | 20.10 | 4.62 | 5 | 0.21 | 0.42 | 3.99 |

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options and requires input of highly subjective assumptions, including the expected life and stock price volatility. Because the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Save as disclosed above:

**A** none of the Members of the Board or the Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

**B** during the six months ended 30 June 2006, no Member of the Board or Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the HKSE pursuant to the Model Code.

## Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5% or more of the nominal value of the share capital of the Company and the number of shares in which it was interested as at 30 June 2006 as recorded in the register kept by the Company under section 336 of the SFO:

| Name | No. of Ordinary Shares | Percentage of Ordinary Shares to total issued share capital |
|---|---|---|
| The Financial Secretary Incorporated (in trust on behalf of the Government) | 4,231,503,767 | 76.54 |

The Company has been informed by the Government that, as at 30 June 2006, approximately 1.57% of the shares of the Company were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the Laws of Hong Kong) under the control of the Financial Secretary.

## Loan Agreements with Covenant Relating to Specific Performance of the Controlling Shareholder

As at 30 June 2006, the Group had borrowings of HK$31,202 million with maturities ranging from 2006 to 2020 and undrawn committed and uncommitted banking and other facilities of HK$7,253 million, which were subject to the condition that the Government, being the Company's controlling shareholder, owns more than half in nominal value of the voting share capital of the Company during the lives of the borrowings and the undrawn facilities. Otherwise, immediate repayment of borrowings may be demanded and cancellation of undrawn facilities may result.

## Purchase, Sale or Redemption of Own Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the six months ended 30 June 2006.

## Closure of Register of Members

The Register of Members of the Company will be closed from 1 September 2006 to 7 September 2006 (both dates inclusive), during which period no transfer of shares can be registered. In order to qualify for the interim dividend, all transfers, accompanied by the relevant share certificates, must be lodged with the Company's Registrar, Computershare Hong Kong Investor Services Limited at Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong, for registration no later than 4:00 p.m. on 31 August 2006. The 2006 interim dividend is expected to be paid on or about 27 October 2006 to shareholders whose names appear on the Register of Members of the Company on 7 September 2006.

# Consolidated profit and loss account

| for the half-year ended 30 June *in HK$ million* | Note | **2006 (Unaudited)** | 2005 (Unaudited) |
|---|---|---|---|
| Fare revenue | | **3,138** | 2,988 |
| Station commercial and other revenue | | **735** | 754 |
| Rental and management income | | **693** | 643 |
| **Turnover** | | **4,566** | 4,385 |
| Staff costs and related expenses | | **(777)** | (740) |
| Energy and utilities | | **(249)** | (250) |
| Operational rent and rates | | **(26)** | (45) |
| Stores and spares consumed | | **(52)** | (51) |
| Repairs and maintenance | | **(235)** | (235) |
| Railway support services | | **(39)** | (37) |
| Expenses relating to station commercial and other businesses | | **(183)** | (162) |
| Property ownership and management expenses | | **(132)** | (101) |
| Project study and business development expenses | | **(84)** | (72) |
| General and administration expenses | | **(82)** | (78) |
| Other expenses | | **(68)** | (73) |
| **Operating expenses before depreciation** | | **(1,927)** | (1,844) |
| **Operating profit from railway and related businesses before depreciation** | | **2,639** | 2,541 |
| Profit on property developments | 2 | **4,072** | 1,520 |
| **Operating profit before depreciation** | | **6,711** | 4,061 |
| Depreciation | | **(1,315)** | (1,362) |
| **Operating profit before interest and finance charges** | | **5,396** | 2,699 |
| Interest and finance charges | | **(739)** | (634) |
| Change in fair value of investment properties | 8B | **1,478** | 1,015 |
| Share of profits less losses of non-controlled subsidiaries and associates | 3 | **16** | 15 |
| **Profit before taxation** | | **6,151** | 3,095 |
| Income tax | 4 | **(984)** | (489) |
| **Profit for the period** | | **5,167** | 2,606 |
| **Attributable to:** | | | |
| – Equity shareholders of the Company | | **5,167** | 2,606 |
| – Minority interests | | **–** | – |
| | | **5,167** | 2,606 |
| **Dividend** | | | |
| Interim dividend declared after the balance sheet date | 5 | **774** | 764 |
| **Earnings per share:** | 6 | | |
| – Basic | | **HK$0.94** | HK$0.48 |
| – Diluted | | **HK$0.94** | HK$0.48 |

The notes on pages 24 to 35 form part of this interim financial report.

# Consolidated balance sheet

| *in HK$ million* | Note | At 30 June 2006 (Unaudited) | At 31 December 2005 (Audited) |
|---|---|---|---|
| **Assets** | | | |
| Fixed assets | | | |
| – Investment properties | | **21,377** | 19,892 |
| – Other property, plant and equipment | | **83,550** | 83,383 |
| | 8 | **104,927** | 103,275 |
| Railway construction in progress | | **1,185** | 1,006 |
| Property development in progress | | **3,189** | 2,756 |
| Deferred expenditure | | **420** | 281 |
| Prepaid land lease payments | | **601** | 608 |
| Interests in non-controlled subsidiaries | | **131** | 103 |
| Interests in associates | 9B | **100** | – |
| Deferred tax assets | | **19** | 19 |
| Investments in securities | | **205** | 183 |
| Staff housing loans | | **29** | 34 |
| Properties held for sale | 10 | **3,364** | 1,311 |
| Derivative financial assets | 11 | **113** | 234 |
| Stores and spares | | **261** | 248 |
| Debtors, deposits and payments in advance | 12 | **3,967** | 3,095 |
| Loan to property developer | 13 | **3,268** | – |
| Amounts due from the Government and other related parties | 14 | **170** | 154 |
| Cash and cash equivalents | | **369** | 359 |
| | | **122,318** | 113,666 |
| **Liabilities** | | | |
| Bank overdrafts | | **12** | 14 |
| Short-term loans | | **1,013** | 385 |
| Creditors, accrued charges and provisions | 15 | **3,593** | 3,303 |
| Current taxation | | **1** | 2 |
| Contract retentions | | **171** | 170 |
| Amounts due to related parties | 14 | **2** | 17 |
| Loans and obligations under finance leases | 16 | **30,784** | 27,865 |
| Derivative financial liabilities | 11 | **443** | 307 |
| Deferred liabilities | | **105** | 112 |
| Deferred income | | **2,580** | 3,584 |
| Deferred tax liabilities | | **9,045** | 8,011 |
| | | **47,749** | 43,770 |
| **Net assets** | | **74,569** | 69,896 |
| **Equity** | | | |
| Share capital, share premium and capital reserve | 17 | **38,248** | 37,450 |
| Other reserves | 18 | **36,300** | 32,425 |
| **Total equity attributable to equity shareholders of the Company** | | **74,548** | 69,875 |
| **Minority interests** | | **21** | 21 |
| **Total equity** | | **74,569** | 69,896 |

The notes on pages 24 to 35 form part of this interim financial report.

# Consolidated statement of changes in equity

| for the half-year ended 30 June *in HK$ million* | Note | | 2006 (Unaudited) | | 2005 (Unaudited) |
|---|---|---|---|---|---|
| Total equity as at 1 January | | | | | |
| – Attributable to equity shareholders of the Company | | | **69,875** | | 62,016 |
| – Minority interests | | | **21** | | 8 |
| **Total equity as at 1 January** | | | **69,896** | | 62,024 |
| Effective portion of changes in fair value of cash flow hedges, net of deferred tax | 18 | | **(5)** | | 80 |
| Surplus on revaluation of self-occupied office land and buildings, net of deferred tax | 18 | | **242** | | 231 |
| Exchange difference on translation of accounts of overseas subsidiaries | 18 | | **3** | | – |
| Net income recognised directly in equity | | | **240** | | 311 |
| Net profit for the period | | | **5,167** | | 2,606 |
| **Total recognised income and expense for the period** | | | **5,407** | | 2,917 |
| **Dividend paid during the period** | 5 | | **(1,534)** | | (1,509) |
| Shares issued during the period | 17 | | | | |
| – Employee Share Option Scheme | | **31** | | 35 | |
| – Scrip Dividend Scheme | | **767** | | 754 | |
| | | | **798** | | 789 |
| Employee share-based payments | 18 | | **2** | | 1 |
| **Movements in equity arising from capital transactions** | | | **800** | | 790 |
| **Total equity as at 30 June** | | | **74,569** | | 64,222 |
| **Total recognised income and expense for the period attributable to:** | | | | | |
| – Equity shareholders of the Company | | | **5,407** | | 2,917 |
| – Minority interests | | | – | | – |
| | | | **5,407** | | 2,917 |

The notes on pages 24 to 35 form part of this interim financial report.

# Consolidated cash flow statement

| for the half-year ended 30 June *in HK$ million* | | 2006 (Unaudited) | | 2005 (Unaudited) |
|---|---|---|---|---|
| **Cash flows from operating activities** | | | | |
| Operating profit from railway and related businesses before depreciation | **2,639** | | 2,541 | |
| Adjustments for: | | | | |
| Decrease in provision for obsolete stock | **(5)** | | (4) | |
| Loss on disposal of fixed assets | **15** | | 7 | |
| Amortisation of deferred income from lease transaction | **(3)** | | (3) | |
| Amortisation of prepaid land lease payments | **7** | | 7 | |
| (Increase)/Reduction in fair value of derivative instruments | **(8)** | | 8 | |
| Employee share-based payment expenses | **3** | | 3 | |
| Exchange loss/(gain) | **6** | | (3) | |
| Operating profit from railway and related businesses before working capital changes | **2,654** | | 2,556 | |
| Decrease in debtors, deposits and payments in advance | **17** | | 5 | |
| (Increase)/Decrease in stores and spares | **(8)** | | 6 | |
| Increase/(Decrease) in creditors, accrued charges and provisions | **76** | | (2) | |
| Cash generated from operations | **2,739** | | 2,565 | |
| Overseas tax paid | **(2)** | | (3) | |
| **Net cash generated from operating activities** | | **2,737** | | 2,562 |
| **Cash flows from investing activities** | | | | |
| Capital expenditure | | | | |
| – Tseung Kwan O Extension Project | **(28)** | | (94) | |
| – Disneyland Resort Line Project | **(28)** | | (164) | |
| – Tung Chung Cable Car Project | **(157)** | | (252) | |
| – Tseung Kwan O property development projects | **(69)** | | (1,183) | |
| – Other property development projects | **(273)** | | (46) | |
| – Purchase of assets and other capital projects | **(784)** | | (577) | |
| Merger studies | **(25)** | | (13) | |
| Receipts from property developers | **502** | | 1,501 | |
| Loan to property developer | **(4,000)** | | – | |
| Proceeds from properties sold | **82** | | 831 | |
| Payment for purchase of investment in securities | **(208)** | | (53) | |
| Proceeds from sale of investment in securities | **185** | | 43 | |
| Loan to associates | **–** | | (10) | |
| Capital contribution to an associate | **(100)** | | – | |
| Principal repayments under Staff Housing Loan Scheme | **5** | | 8 | |
| **Net cash used in investing activities** | | **(4,898)** | | (9) |
| **Cash flows from financing activities** | | | | |
| Proceeds from shares issued | **31** | | 35 | |
| Drawdown of loans | **6,228** | | 652 | |
| Proceeds from issuance of capital market instruments | **499** | | 993 | |
| Repayment of loans | **(903)** | | (1,317) | |
| Repayment of capital market instruments | **(2,000)** | | (1,450) | |
| Reduction in capital element of finance lease | **(64)** | | (59) | |
| (Release)/Collection of refundable deposits and asset replacement reserve funds | **(9)** | | 4 | |
| Interest paid | **(830)** | | (721) | |
| Interest received | **6** | | 9 | |
| Interest element of finance lease rental payments | **(11)** | | (16) | |
| Finance charges paid | **(7)** | | (6) | |
| Dividend paid | **(767)** | | (755) | |
| **Net cash generated from/(used in) financing activities** | | **2,173** | | (2,631) |
| Net increase/(decrease) in cash and cash equivalents | | **12** | | (78) |
| Cash and cash equivalents at 1 January | | **345** | | 258 |
| **Cash and cash equivalents at 30 June** | | **357** | | 180 |
| **Analysis of the balances of cash and cash equivalents** | | | | |
| Cash and cash equivalents | | **369** | | 197 |
| Bank overdrafts | | **(12)** | | (17) |
| | | **357** | | 180 |

The notes on pages 24 to 35 form part of this interim financial report.

# Notes to the unaudited interim financial report

## 1 Basis of preparation

This interim financial report is unaudited, but has been reviewed by KPMG in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants ("HKICPA"). KPMG's independent review report to the Board of Directors is set out on page 36. In addition, this interim financial report has been reviewed by the Company's Audit Committee.

This interim financial report has been prepared in accordance with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, including compliance with Hong Kong Accounting Standard ("HKAS") 34 "Interim financial reporting" issued by the HKICPA.

The preparation of an interim financial report in conformity with HKAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses on a year to date basis. Actual results may differ from these estimates.

This interim financial report contains the condensed consolidated accounts and selected explanatory notes, which include an explanation of events and transactions that are significant to an understanding of the changes in financial position and performance of the Company and its subsidiaries (collectively referred to as the "Group") and the Group's interest in associates since the issuance of the 2005 annual accounts. The condensed consolidated interim accounts and notes thereon do not include all of the information required for full set of accounts prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs").

The financial information relating to the financial year ended 31 December 2005 included in the interim financial report does not constitute the Company's statutory accounts for that financial year but is derived from those accounts. Statutory accounts for the year ended 31 December 2005, on which the auditors have expressed an unqualified opinion on those accounts in their report dated 7 March 2006, are available from the Company's registered office.

These interim accounts have been prepared in accordance with the same accounting policies adopted in the 2005 annual accounts, except for changes in accounting policies made thereafter in adopting certain revised HKFRSs and HKASs as set out below:

- Amendment to HKAS 19 "Employee Benefits" – Actuarial Gains and Losses, Group Plans and Disclosures; and
- Amendment to HKAS 39 "Financial Instruments: Recognition and Measurement" – Financial Guarantee Contracts

The adoption of these accounting standards has no impact on the Group's results of operations.

## 2 Profit on property developments

| *in HK$ million* | **Half-year ended 30 June 2006 (Unaudited)** | Half-year ended 30 June 2005 (Unaudited) |
|---|---|---|
| Profit on property developments comprises: | | |
| Transfer from deferred income | **916** | 1,003 |
| Share of surplus from development | **3,118** | – |
| Profit on sale of properties held for sale | **19** | 185 |
| Profit recognised from sharing in kind | **26** | 341 |
| Other overhead costs | **(7)** | (9) |
| | **4,072** | 1,520 |

Included in profit on sale of properties held for sale is cost of properties sold of HK$21 million *(2005: HK$514 million)*.

## 3 Share of profits less losses of non-controlled subsidiaries and associates

Share of profits less losses of non-controlled subsidiaries and associates comprises:

| *in HK$ million* | **Half-year ended 30 June 2006 (Unaudited)** | Half-year ended 30 June 2005 (Unaudited) |
|---|---|---|
| Share of profit before taxation of non-controlled subsidiaries | **36** | 29 |
| Share of loss of associates | **(12)** | (10) |
| | **24** | 19 |
| Share of income tax of non-controlled subsidiaries | **(8)** | (4) |
| | **16** | 15 |

## 4 Income tax

Income tax in the consolidated profit and loss account represents:

| *in HK$ million* | **Half-year ended 30 June 2006 (Unaudited)** | Half-year ended 30 June 2005 (Unaudited) |
|---|---|---|
| Current tax | | |
| – overseas tax for the period | **1** | 8 |
| Deferred tax | | |
| – origination and reversal of temporary differences on: | | |
| – change in fair value of investment properties | **259** | 178 |
| – others | **724** | 303 |
| | **983** | 481 |
| | **984** | 489 |

No provision for current Hong Kong Profits Tax has been made in the consolidated profit and loss account in respect of the Company and its subsidiaries, as the Company and its subsidiaries either have substantial accumulated tax losses brought forward which are available for set off against current period's assessable profits or have sustained tax losses for the half-year ended 30 June 2006. Taxation for overseas subsidiaries is charged at the appropriate current rates of taxation ruling in the relevant countries.

Provision for deferred tax on temporary differences arising in Hong Kong is calculated at Hong Kong Profits Tax rate at 17.5% *(2005: 17.5%)*.

## 5 Dividends

| *in HK$ million* | **Half-year ended 30 June 2006** | Half-year ended 30 June 2005 |
|---|---|---|
| Dividend paid | | |
| 2005 final dividend of 28 cents *(2004: 28 cents)* per share approved and paid in 2006 | **1,534** | 1,509 |
| Dividend declared | | |
| Interim dividend declared after the balance sheet date of 14 cents *(2005: 14 cents)* per share | **774** | 764 |

## 6 Earnings per share

The calculation of basic earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million *(2005: HK$2,606 million)* and the weighted average number of ordinary shares of 5,484,385,261 in issue during the period *(2005: 5,394,737,292)*.

The calculation of diluted earnings per share is based on the profit for the half-year ended 30 June 2006 attributable to equity shareholders of HK$5,167 million *(2005: HK$2,606 million)* and the weighted average number of ordinary shares of 5,490,717,070 in issue during the period *(2005: 5,400,498,206)* after adjusting for the number of dilutive potential ordinary shares under the employee share option schemes calculated as follows:

| | **Half-year ended 30 June 2006** | Half-year ended 30 June 2005 |
|---|---|---|
| Weighted average number of ordinary shares used in calculating basic earnings per share | **5,484,385,261** | 5,394,737,292 |
| Number of ordinary shares deemed to be issued for no consideration | **6,331,809** | 5,760,914 |
| Weighted average number of ordinary shares used for calculating the diluted earnings per share | **5,490,717,070** | 5,400,498,206 |

Both basic and diluted earnings per share would have been HK$0.72 *(2005: HK$0.33)* if the calculation is based on profit from underlying businesses attributable to equity shareholders, i.e. excluding increase in fair value of investment properties net of related deferred tax, adjusted as follows:

| *in HK$ million* | **Half-year ended 30 June 2006** | Half-year ended 30 June 2005 |
|---|---|---|
| Profit attributable to equity shareholders | **5,167** | 2,606 |
| Increase in fair value of investment properties | **(1,478)** | (1,015) |
| Deferred tax on change in fair value of investment properties (note 4) | **259** | 178 |
| Profit from underlying businesses attributable to equity shareholders | **3,948** | 1,769 |

## 7 Segmental information

The Group's results of major business activities for the half-year ended 30 June 2006, with comparative figures for the half-year ended 30 June 2005, are summarised below:

| *in HK$ million* | Railway operations | Station commercial and other businesses | Property ownership and management | Total railway operations and related activities | Property developments | Total |
|---|---|---|---|---|---|---|
| **Half-year ended 30 June 2006 (Unaudited)** | | | | | | |
| Revenue | **3,138** | **735** | **693** | **4,566** | **-** | **4,566** |
| Operating expenses before depreciation | **(1,372)** | **(183)** | **(132)** | **(1,687)** | **-** | **(1,687)** |
| | **1,766** | **552** | **561** | **2,879** | **-** | **2,879** |
| Profit on property developments | **-** | **-** | **-** | **-** | **4,072** | **4,072** |
| Operating profit before depreciation | **1,766** | **552** | **561** | **2,879** | **4,072** | **6,951** |
| Depreciation | **(1,244)** | **(47)** | **(2)** | **(1,293)** | **-** | **(1,293)** |
| | **522** | **505** | **559** | **1,586** | **4,072** | **5,658** |
| Unallocated corporate expenses | | | | | | **(262)** |
| Operating profit before interest and finance charges | | | | | | **5,396** |
| Interest and finance charges | | | | | | **(739)** |
| Change in fair value of investment properties | | | **1,478** | | | **1,478** |
| Share of profits less losses of non-controlled subsidiaries and associates | | | | | | **16** |
| Income tax | | | **(259)** | | | **(984)** |
| **Profit for the period ended 30 June 2006** | | | **1,219** | | | **5,167** |
| Half-year ended 30 June 2005 (Unaudited) | | | | | | |
| Revenue | 2,988 | 754 | 643 | 4,385 | - | 4,385 |
| Operating expenses before depreciation | (1,362) | (162) | (101) | (1,625) | - | (1,625) |
| | 1,626 | 592 | 542 | 2,760 | - | 2,760 |
| Profit on property developments | - | - | - | - | 1,520 | 1,520 |
| Operating profit before depreciation | 1,626 | 592 | 542 | 2,760 | 1,520 | 4,280 |
| Depreciation | (1,277) | (67) | (2) | (1,346) | - | (1,346) |
| | 349 | 525 | 540 | 1,414 | 1,520 | 2,934 |
| Unallocated corporate expenses | | | | | | (235) |
| Operating profit before interest and finance charges | | | | | | 2,699 |
| Interest and finance charges | | | | | | (634) |
| Change in fair value of investment properties | | | 1,015 | | | 1,015 |
| Share of profits less losses of non-controlled subsidiaries and associates | | | | | | 15 |
| Income tax | | | (178) | | | (489) |
| Profit for the period ended 30 June 2005 | | | 837 | | | 2,606 |

No geographical analysis is shown as substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods.

## 8 Fixed assets

### A Acquisitions and disposals

During the six months ended 30 June 2006, the group acquired or commissioned assets with a cost of HK$386 million *(six months ended 30 June 2005: HK$435 million)*. Items of civil works and plant and equipments with a net book value of HK$15 million were disposed of during the six months ended 30 June 2006 *(six months ended 30 June 2005: HK$10 million)*, resulting in a loss on disposal of HK$15 million *(six months ended 30 June 2005: HK$7 million)*.

### B Valuation

Investment properties and land and buildings held for own use carried at fair value were revalued at 30 June 2006 by an independent firm of surveyors, DTZ Debenham Tie Leung, who have among their staff Fellows of the Hong Kong Institute of Surveyors, on an open market value basis. As a result, revaluation surpluses of HK$242 million *(2005: HK$406 million)*, net of deferred tax, have been transferred to the fixed asset revaluation reserve (see note 18) and a gain of HK$1,478 million *(2005: HK$1,015 million)*, and deferred tax thereon of HK$259 million *(2005: HK$178 million)* in respect of the investment properties, have been included in the consolidated profit and loss account.

## 9 Investments in subsidiaries and interests in associates

**A** The following new principal subsidiary company was established during the half-year ended 30 June 2006:

| | | Proportion of ownership interest | | | | |
|---|---|---|---|---|---|---|
| Name of company | Issued and paid up ordinary/registered share capital | Group's effective interest | Held by the Company | Held by subsidiary | Place of incorporation and operation | Principal activities |
| MTR Shenzhen Investment Holding Limited | HK$400,000 | 100% | 100% | - | Hong Kong | Investment Holding |

**B** During the half-year ended 30 June 2006, the group has made an equity contribution of HK$100 million into the Public-Private Partnership company in Beijing, in which the group holds 49% interest. More details are set out in note 20.

## 10 Properties held for sale

| *in HK$ million* | **At 30 June 2006 (Unaudited)** | At 31 December 2005 (Audited) |
|---|---|---|
| Properties held for sale | | |
| – at cost | **2,349** | 1,090 |
| – at net realisable value | **1,015** | 221 |
| | **3,364** | 1,311 |

Properties held for sale are properties received by the Company, either as sharing in kind or as part of the profit distribution upon completion of the development. Properties held for sale at 31 December 2005 comprised residential units, retail and car parking spaces at the Olympic Station, Kowloon Station and Hang Hau Station developments. Properties held for sale at 30 June 2006 included unsold properties brought forward from 2005 and unsold units and retail spaces at Tseung Kwan O Area 55b and Tiu Keng Leng station developments received during the first half of 2006.

## 11 Derivative financial assets and liabilities

Derivative financial assets and liabilities comprise:

| | **At 30 June 2006 (Unaudited)** | | At 31 December 2005 (Audited) | |
|---|---|---|---|---|
| *in HK$ million* | Notional amount | Fair value | Notional amount | Fair value |
| **Derivative financial assets** | | | | |
| Foreign exchange forwards | **430** | **3** | 478 | 1 |
| Cross currency swaps | **2,507** | **38** | 2,517 | 76 |
| Interest rate swaps | **6,680** | **72** | 7,119 | 157 |
| | **9,617** | **113** | 10,114 | 234 |
| **Derivative financial liabilities** | | | | |
| Foreign exchange forwards | **17** | **2** | 120 | 6 |
| Cross currency swaps | **14,015** | **318** | 14,015 | 281 |
| Interest rate swaps | **1,700** | **123** | 1,500 | 20 |
| | **15,732** | **443** | 15,635 | 307 |

## 12 Debtors, deposits and payments in advance

The Group's credit policy in respect of receivables arising from its principal activities are as follows:

(i) Rentals, advertising and telecommunications fees are billed monthly with due dates ranging from 7 to 50 days. Tenants of the Group's investment properties and station kiosks are required to pay three months' rental deposit upon the signing of lease agreements.

(ii) Amounts receivable under interest rate and currency swap agreements with financial institutions are due in accordance with the respective terms of the agreements.

(iii) Consultancy services income are billed monthly and are due within 30 days.

(iv) Debtors in relation to contracts and capital works entrusted to the Group, subject to any agreed retentions, are due within 21 days upon the certification of work in progress.

The ageing of debtors relating to the above activities is analysed as follows:

| *in HK$ million* | **At 30 June 2006 (Unaudited)** | At 31 December 2005 (Audited) |
|---|---|---|
| Amount not yet due | **3,384** | 2,461 |
| Overdue by 30 days | **97** | 107 |
| Overdue by 60 days | **3** | 26 |
| Overdue by 90 days | **5** | 35 |
| Overdue by more than 90 days | **24** | 17 |
| Total debtors | **3,513** | 2,646 |
| Deposits and payments in advance | **342** | 348 |
| Prepaid pension costs | **112** | 101 |
| | **3,967** | 3,095 |

Included in amounts not yet due are HK$2,948 million *(2005: HK$1,991 million)* amounts receivable in respect of profit distribution on property developments mainly in respect of the Arch at Kowloon Station and the Grandiose at Tseung Kwan O Area 55b as at 30 June 2006. The amounts receivable on property developments as at 31 December 2005 was mainly in respect of the Arch.

## 13 Loan to property developer

| | **At 30 June 2006 (Unaudited)** | | At 31 December 2005 (Audited) | |
|---|---|---|---|---|
| *in HK$ million* | Nominal amount | Carrying amount | Nominal amount | Carrying amount |
| Interest free loan to property developer | **4,000** | **3,268** | – | – |

The loan was provided to the developer of Package 2, Tseung Kwan O Area 86 property development project to assist the developer in financing the project. The loan is interest-free and guaranteed by the developer's ultimate holding company and is repayable on completion of the respective phases of the project.

The difference between the nominal and carrying amount of the loan at inception, amounting to HK$768 million, has been capitalised as property development in progress.

## 14 Material related party transactions

The Financial Secretary Incorporated, which holds approximately 76.5% of the Company's issued share capital on trust for the Government of the Hong Kong SAR, is the majority shareholder of the Company. Transactions between the Group and Government departments, agencies or Government controlled entities, other than those transactions arising in the normal dealings between the Government and the Group, are considered to be related party transactions pursuant to HKAS 24 "Related party disclosures" and are identified separately in this interim financial report.

The Group has had the following material transactions with Government and other related parties during the half-year ended 30 June 2006:

| *in HK$ million* | Balance at 1 January 2006 (Audited) | Increase/(decrease) | **Balance at 30 June 2006 (Unaudited)** |
|---|---|---|---|
| Amounts due from related parties in respect of infrastructure entrustment works: | | | |
| – the Government | 27 | (1) | **26** |
| – the Housing Authority | 22 | – | **22** |
| – the Kowloon-Canton Railway Corporation | 2 | (2) | **–** |
| Amount due from non-controlled subsidiary | 88 | – | **88** |
| Amount due from associate | – | 29 | **29** |
| Loans to associates | 15 | (10) | **5** |
| | 154 | 16 | **170** |
| Amount due to Kowloon-Canton Railway Corporation | – | 2 | **2** |
| Amount due to associates | 17 | (17) | **–** |
| | 17 | (15) | **2** |

During the period, the following dividends were paid to the Government:

| *in HK$ million* | **Half-year ended 30 June 2006 (Unaudited)** | Half-year ended 30 June 2005 (Unaudited) |
|---|---|---|
| Cash dividend paid | **538** | 509 |
| Shares allotted in respect of scrip dividends | **637** | 645 |
| | **1,175** | 1,154 |

During the half-year ended 30 June 2006, the Group also had the following transactions with its non-controlled subsidiary, Octopus Cards Limited ("OCL"):

| *in HK$ million* | **Half-year ended 30 June 2006 (Unaudited)** | Half-year ended 30 June 2005 (Unaudited) |
|---|---|---|
| Payment to OCL in respect of central clearing services | **27** | 26 |
| Fees received from OCL in respect of load agency services, card issuance and refund services and management services | **8** | 8 |

## 15 Creditors, accrued charges and provisions

Creditors, accrued charges and provisions are mainly related to capital projects which are settled upon certification of work in progress and swap interest payable. The Group has no significant balances of trade creditors resulting from its provision of transportation services.

The analysis of creditors by due dates is as follows:

| *in HK$ million* | **At 30 June 2006 (Unaudited)** | At 31 December 2005 (Audited) |
|---|---|---|
| Due within 30 days or on demand | **604** | 591 |
| Due after 30 days but within 60 days | **499** | 643 |
| Due after 60 days but within 90 days | **125** | 116 |
| Due after 90 days | **1,720** | 1,370 |
| | **2,948** | 2,720 |
| Rental and other refundable deposits | **504** | 446 |
| Accrued employee benefits | **141** | 137 |
| Total | **3,593** | 3,303 |

## 16 Bonds and notes issued and redeemed

Bonds and notes issued by the Group during the half-years ended 30 June 2006 and 2005 comprise:

| | **Half-year ended 30 June 2006** | | Half-year ended 30 June 2005 | |
|---|---|---|---|---|
| | Principal amount | Net consideration received | Principal amount | Net consideration received |
| *in HK$ million* | **(Unaudited)** | | (Unaudited) | |
| Debt issuance programme notes | **500** | **499** | 1,000 | 993 |

The above notes were issued by a subsidiary, MTR Corporation (C.I.) Limited. The notes issued are unconditionally and irrevocably guaranteed by the Company; and are direct, unsecured, unconditional and unsubordinated to other unsecured and unsubordinated obligations of MTR Corporation (C.I.) Limited. The obligations of the Company under the guarantee are direct, unsecured, unconditional, and unsubordinated to other unsecured and unsubordinated obligations of the Company. The net proceeds received from the issues were on lent to the Company for general working capital, refinancing or other corporate purposes.

During the period, the Group redeemed HK$2,000 million *(2005: HK$1,450 million)* unlisted Hong Kong dollar notes upon maturity.

## 17 Share capital, share premium and capital reserve

| *in HK$ million* | **At 30 June 2006 (Unaudited)** | At 31 December 2005 (Audited) |
|---|---|---|
| Authorised: | | |
| 6,500,000,000 shares of HK$1.00 each | **6,500** | 6,500 |
| Issued and fully paid: | | |
| 5,528,610,326 shares *(2005: 5,481,856,439 shares)* of HK$1.00 each | **5,529** | 5,482 |
| Share premium | **5,531** | 4,780 |
| Capital reserve | **27,188** | 27,188 |
| | **38,248** | 37,450 |

**A** Pursuant to the Articles of Association of the Company, the capital reserve can only be applied in paying up in full unissued shares to be allotted and distributed as fully paid bonus shares to the shareholders of the Company.

Share premium represents the amount by which the issue price of shares exceeds the par value of those shares. The application of the share premium account is governed by section 48B of the Hong Kong Companies Ordinance.

**B** New shares issued and fully paid up during the period comprise:

| | Number of shares | Option / scrip price *HK$* | Proceeds credited to Share capital account *HK$ million* | Share premium account *HK$ million* | Total *HK$ million* |
|---|---|---|---|---|---|
| Employee share options exercised | | | | | |
| – Pre-Global Offering Share Option Scheme | **3,551,000** | **8.44** | **4** | **26** | **30** |
| – New Joiners Share Option Scheme | **101,500** | **9.75** | **–** | **1** | **1** |
| Issued as 2005 final scrip dividends | **43,101,387** | **17.79** | **43** | **724** | **767** |
| | **46,753,887** | | **47** | **751** | **798** |

**C** Key details of the Company's share option schemes are summarised as follows:

| | **Half-year ended 30 June 2006** | | Half-year ended 30 June 2005 | |
|---|---|---|---|---|
| | Pre-Global Offering Share Option Scheme | New Joiners Share Option Scheme | Pre-Global Offering Share Option Scheme | New Joiners Share Option Scheme |
| Exercise of previously vested share options during the period | **3,551,000** | **101,500** | 4,129,000 | 54,500 |
| No. of share options granted for the period | **–** | **974,500** | – | – |
| No. of share options lapsed for the period | **–** | **94,000** | – | – |
| No. of share options vested for the period | **–** | **–** | – | – |
| No. of share options outstanding as at 30 June | **8,372,500** | **3,689,700** | 13,077,000 | 1,506,700 |

Details of the movements in respect of these share option schemes are set out under the Corporate Governance and Other Information section on page 14.

**D** During the half-year ended 30 June 2006, the following share options were granted under the New Joiners Share Option Scheme:

| Date of grant | Number of share options | Exercise price *HK$* | Exercisable period |
|---|---|---|---|
| 12 January 2006 | 94,000 | 15.45 | on or prior to 9 January 2016 |
| 23 March 2006 | 94,000 | 18.05 | on or prior to 20 March 2016 |
| 31 March 2006 | 94,000 | 18.05 | on or prior to 20 March 2016 |
| 12 May 2006 | 266,500 | 20.66 | on or prior to 25 April 2016 |
| 12 May 2006 | 213,000 | 21.00 | on or prior to 2 May 2016 |
| 15 May 2006 | 213,000 | 20.66 | on or prior to 25 April 2016 |

No share options were granted under the New Joiners Share Option Scheme for the period ended 30 June 2005.

## 18 Other reserves

| *in HK$ million* | Fixed asset revaluation reserve | Hedging reserve | Employee share-based capital reserve | Exchange reserve | Retained profits | Total |
|---|---|---|---|---|---|---|
| | Attributable to equity shareholders of the Company | | | | | |
| **30 June 2006 (Unaudited)** | | | | | | |
| Balance as at 1 January 2006 | **697** | **24** | **2** | **4** | **31,698** | **32,425** |
| Cash flow hedges: | | | | | | |
| Effective portion of changes in fair value, net of deferred tax | – | **6** | – | – | – | **6** |
| Transfer from equity | | | | | | |
| – to profit and loss account | – | **(11)** | – | – | – | **(11)** |
| – to initial carrying amount of non-financial hedged items | – | **(2)** | – | – | – | **(2)** |
| – to deferred tax | – | **2** | – | – | – | **2** |
| Dividend approved/paid | – | – | – | – | **(1,534)** | **(1,534)** |
| Surplus on revaluation, net of deferred tax | **242** | – | – | – | – | **242** |
| Employee share-based payments | – | – | **2** | – | – | **2** |
| Exchange difference on translation of accounts of overseas subsidiaries | – | – | – | **3** | – | **3** |
| Profit for the period | – | – | – | – | **5,167** | **5,167** |
| Balance as at 30 June 2006 | **939** | **19** | **4** | **7** | **35,331** | **36,300** |
| 31 December 2005 (Audited) | | | | | | |
| Balance as at 1 January 2005 | 291 | (66) | 1 | – | 25,521 | 25,747 |
| Cash flow hedges: | | | | | | |
| Effective portion of changes in fair value, net of deferred tax | – | 69 | – | – | – | 69 |
| Transfer from equity | | | | | | |
| – to profit and loss account | – | 32 | – | – | – | 32 |
| – to initial carrying amount of non-financial hedged items | – | (21) | – | – | – | (21) |
| – to deferred tax | – | 10 | – | – | – | 10 |
| Dividends approved/paid | – | – | – | – | (2,273) | (2,273) |
| Surplus on revaluation, net of deferred tax | 406 | – | – | – | – | 406 |
| Employee share-based payments | – | – | 1 | – | – | 1 |
| Exchange difference on translation of accounts of overseas subsidiaries | – | – | – | 4 | – | 4 |
| Profit for the year | – | – | – | – | 8,450 | 8,450 |
| Balance as at 31 December 2005 | 697 | 24 | 2 | 4 | 31,698 | 32,425 |

Apart from retained profits, the other reserves are not available for distribution to shareholders because they do not constitute realised profits. In addition, the Company considers the cumulative surpluses on revaluation of investment properties, net of tax of HK$11,093 million *(2005: HK$9,874 million)* included in retained profits are non-distributable as they also do not constitute realised profits. As at 30 June 2006, the Company considers that the total amount of reserves available for distribution to equity shareholders amounted to HK$23,901 million *(2005: HK$21,520 million)*.

## 19 Capital commitments

**A** Outstanding capital commitments as at 30 June 2006 not provided for in the accounts were as follows:

| *in HK$ million* | Railway operations | Railway extension projects | Property development projects | Overseas projects | Total |
|---|---|---|---|---|---|
| **At 30 June 2006 (Unaudited)** | | | | | |
| Authorised but not yet contracted for | **737** | **–** | **371** | **11** | **1,119** |
| Authorised and contracted for | **610** | **216** | **1,056** | **697** | **2,579** |
| | **1,347** | **216** | **1,427** | **708** | **3,698** |
| At 31 December 2005 (Audited) | | | | | |
| Authorised but not yet contracted for | 543 | – | 408 | 8 | 959 |
| Authorised and contracted for | 598 | 67 | 1,336 | 97 | 2,098 |
| | 1,141 | 67 | 1,744 | 105 | 3,057 |

Included in the amounts authorised but not yet contracted for are costs that will not be subject to capital contracts such as staff costs, overhead expenses and capitalised interest.

Overseas projects comprise mainly railway projects in China, including Shenzhen Line 4 and Beijing Metro Line 4 projects.

**B** The commitments under railway operations comprise the following:

| *in HK$ million* | Improvement and enhancement works | Acquisition of property, plant and equipment | Total |
|---|---|---|---|
| **At 30 June 2006 (Unaudited)** | | | |
| Authorised but not yet contracted for | **680** | **57** | **737** |
| Authorised and contracted for | **438** | **172** | **610** |
| | **1,118** | **229** | **1,347** |
| At 31 December 2005 (Audited) | | | |
| Authorised but not yet contracted for | 479 | 64 | 543 |
| Authorised and contracted for | 259 | 339 | 598 |
| | 738 | 403 | 1,141 |

**C** Commitments in respect of jointly controlled operations have been included in the commitments for property development projects above and were as follows:

| *in HK$ million* | **At 30 June 2006 (Unaudited)** | At 31 December 2005 (Audited) |
|---|---|---|
| Authorised but not yet contracted for | **371** | 408 |
| Authorised and contracted for | **974** | 1,324 |
| | **1,345** | 1,732 |

## 20 Investments in China

Beijing MTR Corporation Limited, the Public-Private Partnership ("PPP") established between the Group, Beijing Infrastructure Investment Co. Ltd and Beijing Capital Group for the Beijing Metro Line 4 Project has obtained its business license in January 2006 and the Concession Agreement with the Beijing Municipal People's Government was signed in April 2006. Tenders for the provision of trains and related electrical and mechanical systems are underway with the rolling stock and signalling contracts awarded in May and July 2006 respectively. The PPP has a registered capital of RMB 1,380 million of which 49% (about RMB 676 million) would be contributed by the Group. As of 30 June 2006, the Group has made an equity contribution of HK$100 million, representing about 15% of the registered capital committed by the Group. The PPP has a total capital commitments amounting to approximately HK$1.1 billion as at 30 June 2006.

In 2005, the Group and the Shenzhen Municipal People's Government initialed the project Concession Agreement to build Phase 2 of Shenzhen Metro Line 4 and to operate both Phase 1 and 2 of Line 4 for a period of 30 years. The project is awaiting the approval from the Central Government. Total investment of the project is estimated at RMB 6 billion (HK$5.8 billion) which will be financed by equity capital contributed by the Company of RMB 2.4 billion (HK$2.3 billion) and the balance by non-recourse bank loans in RMB. The project will be implemented with associated property developments comprising 2.9 million square metres of commercial and residential space along the railway. As of 30 June 2006, total costs of HK$234 million incurred for the project have been included in deferred expenditure and the Group had capital commitments totaling HK$96 million in relation to this project.

In January 2006, the Group entered into a long term lease of up to 47 years for the operation and management of a shopping centre with about 31,000 square metres gross floor area in Dong Cheng district, Beijing. The shopping centre is under renovation and expected to be re-opened for operation by early 2007. The annual lease payments are approximately RMB 50 million for each of the first 5 years of the lease during which the Group has the right to acquire the shopping centre at a pre-determined price or release its obligation as a tenant by making a compensation payment to the landlord.

## 21 Possible merger with Kowloon-Canton Railway Corporation

On 11 April 2006, the Company signed a non-binding Memorandum of Understanding ("MOU") with the Government, setting out the terms for the proposed merger of the rail systems of the Company and the Kowloon-Canton Railway Corporation ("KCRC"), together with the acquisition of a property package.

According to the MOU, the Company will make an upfront payment of HK$4.25 billion for the grant of a Service Concession and as consideration for certain rail assets purchased from KCRC, HK$7.79 billion to acquire the property package comprising development rights, investment properties and property management right, and an annual fixed payment of HK$0.75 billion plus variable payment based on revenues generated from KCRC's rail and rail-related operations over the life of the Service Concession. No variable annual payment will be payable for the first 36 months. The merger proposition will go through a legislative and shareholder approval process. It is expected that the whole approval process may take one year or more to complete. In early July 2006, the Rail Merger Bill (the "Bill") was introduced into the Legislative Council where it will undergo a deliberation and debate process. If the Bill is passed by the Legislative Council, the proposed merger transaction will be presented to the Company's minority shareholders for approval.

## 22 Comparative figures

Certain comparative figures have been reclassified to conform with current year's presentation.

## 23 Approval of interim financial report

The interim financial report was approved by the Board on 10 August 2006.

# Independent review report

**To the Board of Directors of MTR Corporation Limited**

**Introduction**

We have been instructed by the company to review the interim financial report set out on pages 20 to 35.

**Respective responsibilities of directors and auditors**

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of an interim financial report to be in compliance with the relevant provisions thereof and Hong Kong Accounting Standard 34 "Interim financial reporting" issued by the Hong Kong Institute of Certified Public Accountants. The interim financial report is the responsibility of, and has been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial report and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

**Review work performed**

We conducted our review in accordance with Statement of Auditing Standards 700 "Engagements to review interim financial reports" issued by the Hong Kong Institute of Certified Public Accountants. A review consists principally of making enquiries of group management and applying analytical procedures to the interim financial report and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the interim financial report.

**Review conclusion**

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial report for the six months ended 30 June 2006.

KPMG
Certified Public Accountants
Hong Kong, 10 August 2006



地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone (+852) 2993 2111
Facsimile (+852) 2798 8822

www.mtr.com.hk

PART 1 - YOUR DETAILS

| BOX A | NAME(S) AND ADDRESS OF REGISTERED SHAREHOLDER(S) |
|---|---|
| | RECEIVED |

(9).

| BOX B | NUMBER OF SHARES HELD AT RECORD DATE, 7TH SEPTEMBER, 2006 | |
|---|---|---|

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ELECTION FORM, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ELECTION FORM.**

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED (the "Company")

# (地鐵有限公司)

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

**SCRIP DIVIDEND SCHEME (the "Scheme")**

## ELECTION FORM

PART 2 - CASH DIVIDEND ONLY

If you wish to receive only cash for the interim dividend for the six months ended 30th June, 2006 (the "2006 Interim Dividend") and for future final and interim dividends declared after the 2006 Interim Dividend, you do not need to take any action. Therefore, please DO NOT return this Election Form.

(If you wish to receive only cash for the 2006 Interim Dividend and you wish to elect to receive only extra shares of HK$1.00 each in the Company credited as fully paid (the "New Shares") for future final and interim dividends declared after the 2006 Interim Dividend for which a scrip alternative is available, you should enter a tick (✔) in Box D and in Box E and SIGN, DATE and RETURN this Election Form.)

PART 3 - SCRIP DIVIDEND ONLY

If you wish to receive only New Shares for the 2006 Interim Dividend, please just SIGN, DATE and RETURN this Election Form.

(If you wish to receive only New Shares for the 2006 Interim Dividend and you wish to elect to receive only New Shares for future final and interim dividends declared after the 2006 Interim Dividend for which a scrip alternative is available, you should also enter a tick (✔) in Box D.)

PART 4 - PART CASH DIVIDEND AND PART SCRIP DIVIDEND

If you wish to receive your entitlement to the 2006 Interim Dividend partly in cash and partly in New Shares, please ENTER in Box C the number of shares which you held on the Record Date, 7th September, 2006 for which you require the 2006 Interim Dividend to be paid in New Shares. Then SIGN, DATE and RETURN this Election Form.

(**You cannot complete Box C and enter a tick (✔) in Box E. If you do so, your tick (✔) in Box E will be deemed invalid.** If you sign this Election Form without completing Box C and you do not enter a tick (✔) in Box E, or if you elect to receive New Shares in respect of a greater number of shares than your registered holding on the Record Date, 7th September, 2006, you will be deemed to have elected to receive only New Shares in respect of ALL the shares registered in your name on the Record Date, 7th September, 2006. Therefore, you will receive only New Shares for the 2006 Interim Dividend.)

| BOX C | NUMBER OF SHARES HELD AT RECORD DATE, 7TH SEPTEMBER, 2006 FOR WHICH 2006 INTERIM DIVIDEND IS TO BE PAID IN NEW SHARES | |
|---|---|---|

PART 5 - FUTURE SCRIP DIVIDENDS DECLARED AFTER THE 2006 INTERIM DIVIDEND

If you wish to receive, in respect of ALL shares registered in your name on the relevant record date(s), only New Shares instead of cash for future final and interim dividends declared after the 2006 Interim Dividend for which a scrip alternative is available, please ENTER a tick (✔) in Box D. If you enter a tick (✔) in Box D and you wish to receive only cash for the 2006 Interim Dividend, please also ENTER a tick (✔) in Box E. Then SIGN, DATE and RETURN this Election Form.

(You cannot choose to receive your future dividend entitlements partly in cash and partly in New Shares. Therefore, if you enter a tick (✔) in Box D, unless and until you cancel such election by notice in writing to the Company's Registrar, you will receive only New Shares for future final and interim dividends declared after the 2006 Interim Dividend for which a scrip alternative is available for all of the shares registered in your name on the relevant record date(s), without having to complete any further Election Forms. **You cannot enter a tick (✔) in Box E and complete Box C. If you do so, your tick (✔) in Box E will be deemed invalid.**)

| BOX D | ELECTION FOR NEW SHARES FOR FUTURE DIVIDENDS | |
|---|---|---|

| BOX E | ELECTION FOR CASH ONLY FOR 2006 INTERIM DIVIDEND | |
|---|---|---|

TO THE BOARD OF DIRECTORS OF MTR CORPORATION LIMITED (地鐵有限公司):

I/We, the undersigned and above-named shareholder(s), give notice that the 2006 Interim Dividend should be paid in accordance with the instructions given above, subject to the terms and conditions set out in the document dated 18th September, 2006 and the Memorandum and Articles of Association of the Company. If so indicated in Box D above, I/we wish this election to apply to my/our entire holding on the relevant record date(s) (to fall after the Record Date of 7th September, 2006 for the 2006 Interim Dividend), for and on the same terms as subsequent offers made to other shareholders, until revoked in writing by me (or my personal representatives)/us (or the personal representatives of the last of us to die).

SIGNED (usual signature(s))

(1)........................ (2)........................ (3)........................ (4)........................

Daytime telephone number (if any): ........................ Date: ........................ 2006.

**In the case of joint holders, all must sign.**

**In the case of a corporation, this form should be signed on its behalf by a duly authorised officer whose office should be stated.**

THIS ELECTION FORM IS FOR THE USE ONLY OF THE SHAREHOLDER(S) NAMED IN BOX A. THE RIGHT TO NEW SHARES INSTEAD OF THE WHOLE OR PART OF CASH DIVIDENDS IS NON-TRANSFERABLE. IF YOU ARE NOT A "QUALIFYING SHAREHOLDER" (AS DEFINED IN THE DOCUMENT IN RELATION TO THE SCHEME DATED 18TH SEPTEMBER, 2006) YOU SHOULD NOT COMPLETE THIS ELECTION FORM AND, IF YOU DO SO, SUCH ELECTION FORM WILL BE VOID AND OF NO EFFECT.

CERTIFICATES AND/OR CHEQUES FOR DIVIDEND ENTITLEMENTS WILL BE SENT BY ORDINARY POST TO THE SHAREHOLDER(S) AND AT THE SHAREHOLDERS' RISK TO THE ADDRESS STATED ABOVE.

WHERE APPLICABLE, THIS FORM SHOULD BE RETURNED TO THE COMPANY'S REGISTRAR, COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED, 46TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG TO ARRIVE **NOT LATER THAN 4:00 P.M. ON 5TH OCTOBER, 2006. WHERE APPLICABLE, IF THIS ELECTION FORM IS NOT COMPLETED CORRECTLY AND RETURNED BY SUCH TIME, ALL OF YOUR 2006 INTERIM DIVIDEND WILL BE PAID IN CASH AND ANY ELECTION YOU MAY HAVE MADE TO RECEIVE NEW SHARES FOR FUTURE DIVIDENDS DECLARED AFTER THE 2006 INTERIM DIVIDEND FOR WHICH A SCRIP ALTERNATIVE IS AVAILABLE WILL BE OF NO EFFECT. THE DECISION OF THE COMPANY IN ANY DISPUTE RELATING TO THE SCHEME SHALL BE CONCLUSIVE AND BINDING.**

211503

**第一部份－閣下之個人資料**

| A欄 | 登記股東之姓名和地址 |
|---|---|

| B欄 | 在記錄日期(即二零零六年九月七日)持有之股份數目 | |

**此乃要件　請即處理**

**香港聯合交易所有限公司對本選擇表格之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本選擇表格全部或任何部份內容而產生或因依賴該等內容而引致之任何損失承擔任何責任。**

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED(「本公司」)

# (地鐵有限公司)

(於香港成立之有限公司)

(股份代號：66)

## 以股代息計劃(「該計劃」)
## 選擇表格

**第二部份－只收取現金股息**

閣下如欲只以現金方式收取截至二零零六年六月三十日止六個月期間之中期股息(「二零零六年度中期股息」)及繼二零零六年度中期股息之後宣派之末期及中期股息，則　閣下毋須採取任何行動。因此，請不要交回本選擇表格。

(閣下如欲只以現金方式收取二零零六年度中期股息，並選擇日後在有以股代息選擇之情況下只以收取入帳列為已繳足股款之本公司每股面值1.00港元之額外股份(「新股」)方式收取繼二零零六年度中期股息之後宣派之末期及中期股息，則　閣下應在D欄及E欄劃上(✔)號，並在本選擇表格上簽名及註明日期，然後交回本選擇表格。)

**第三部份－只收取代息股份**

閣下如欲只以收取新股方式收取二零零六年度中期股息，只須在本選擇表格上簽名及註明日期，然後交回本選擇表格。

(閣下如欲只以收取新股方式收取二零零六年度中期股息，並選擇日後在有以股代息選擇之情況下只以收取新股方式收取繼二零零六年度中期股息之後宣派之末期及中期股息，則　閣下亦應在D欄劃上(✔)號。)

**第四部份－部份收取現金股息及部份收取代息股份**

閣下如欲以部份收取現金及部份收取新股方式收取　閣下應收之二零零六年度中期股息，請在C欄填寫　閣下欲以收取新股方式收取二零零六年度中期股息之有關股份數目(該等股份須為　閣下在記錄日期(即二零零六年九月七日)所持有者)，然後在本選擇表格上簽名及註明日期，並交回本選擇表格。

| | | |
|---|---|---|
| C欄 | 欲以收取新股方式收取二零零六年度中期股息之有關股份數目(該等股份須為　閣下在記錄日期(即二零零六年九月七日)所持有者) | |

**(閣下不得同時填寫C欄及在E欄劃上(✔)號。倘若　閣下這樣做，E欄之(✔)號將被視為無效。**倘若　閣下簽署本選擇表格而既無填寫C欄，又無在E欄劃上(✔)號，或倘若　閣下選擇收取新股之有關股份數目超過在記錄日期(即二零零六年九月七日)登記在　閣下名下之股份數目，則　閣下將被視為就在記錄日期(即二零零六年九月七日)登記在　閣下名下之所有股份選擇了只收取新股。因此，　閣下將只會收到新股作為二零零六年度中期股息。)

**第五部份－繼二零零六年度中期股息之後宣派之有以股代息選擇之股息**

閣下如欲就在有關記錄日期登記在　閣下名下之所有股份在有以股代息選擇之情況下只以收取新股而不收取現金之方式收取繼二零零六年度中期股息之後宣派之末期及中期股息，請在D欄劃上(✔)號。倘若　閣下在D欄劃上(✔)號，並希望只以現金方式收取二零零六年度中期股息，亦請在E欄劃上(✔)號。然後，請在本選擇表格上簽名及註明日期，並交回本選擇表格。

| | | |
|---|---|---|
| D欄 | 選擇以收取新股方式收取日後之股息 | |

(閣下不得選擇以部份收取現金及部份收取新股方式收取日後之股息。因此，倘若　閣下在D欄劃上(✔)號，除非及直至　閣下向本公司之股份過戶登記處發出書面通知取消這項選擇，在繼二零零六年度中期股息之後宣派之末期及中期股息有以股代息選擇之情況下，就在有關記錄日期登記在　閣下名下之所有股份，　閣下將只會收到新股而毋須另外填寫任何選擇表格。**閣下不得同時在E欄劃上(✔)號及填寫C欄。倘若　閣下這樣做，E欄之(✔)號將被視為無效。**)

| | | |
|---|---|---|
| E欄 | 選擇只以收取現金方式收取二零零六年度中期股息 | |

致地鐵有限公司董事局：

本人／吾等，即下方簽署人及上述股東，茲通知董事局二零零六年度中期股息應按照上述指示並遵照於二零零六年九月十八日發出之文件所載之條款及條件及本公司之組織章程大綱及細則派付。倘若本人／吾等在上述D欄表示選擇以收取新股方式收取日後之股息，本人／吾等希望此項選擇按照與今後向其他股東提呈者相同之條款適用於本人／吾等在(二零零六年度中期股息之記錄日期，即二零零六年九月七日以後)各有關記錄日期持有之全部股份，直至本人(或本人之遺產代理人)／吾等(或吾等當中最後去世者之遺產代理人)以書面形式撤銷此項選擇為止。

簽名(慣常簽名)

(1) .................... (2) .................... (3) .................... (4) ....................

日間電話號碼(如有)：....................　　日期：二零零六年 .......... 月 .......... 日

**如屬聯名持有人，所有持有人均須簽名。**
**如屬公司，則本表格須由其正式授權之職員代為簽署，另須註明簽名職員之職位。**

本選擇表格只供A欄指明之股東使用。收取新股以代替全部或部份現金股息之權利不得轉讓。如　閣下並非「合資格股東」(定義見於二零零六年九月十八日發出與該計劃有關之文件)，　閣下不應填寫本選擇表格，而倘若　閣下這樣做，　閣下所填寫之選擇表格將會無效。

與應收股息有關之股票及／或支票將以平郵方式寄往股東之上列地址，郵誤風險由股東承擔。

**如適用，本表格應在二零零六年十月五日下午四時正前交回本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。如適用，倘未有正確填寫及在上述時間前交回本選擇表格，　閣下之二零零六年度中期股息將全部以現金派付，而　閣下作出欲就繼二零零六年度中期股息之後宣派之股息在有以股代息選擇之情況下收取新股之任何選擇將會無效。在發生與該計劃有關之任何爭議時，本公司之決定將不可推翻並具有約束力。**

MTR Corporation

18th September, 2006

Dear Sir or Madam,

## MTR Corporation Limited (地鐵有限公司) (the "Company")
## (Stock Code: 66)
## 2006 Interim Report

***To those shareholders who have received <u>either</u> the English <u>or</u> the Chinese version of the 2006 Interim Report:***

The 2006 Interim Report has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete the request form below and send it to the Company's share registrar, Computershare Hong Kong Investor Services Limited, using the enclosed postage-prepaid envelope.

***To those shareholders who have chosen to rely on the 2006 Interim Report posted on the Company's website in lieu of a printed copy of the 2006 Interim Report and to receive by post a printed copy of the notification of the publication of the 2006 Interim Report on the Company's website:***

The 2006 Interim Report is now available (in both English and Chinese versions) on the Company's website at www.mtr.com.hk. You may access the 2006 Interim Report by clicking the cover of the 2006 Interim Report in a separate window on the home page of the Company's website.

If you have any queries about how to obtain a copy of the 2006 Interim Report or how to access the 2006 Interim Report on the Company's website, please call the Company's hotline on 2881 8888.

Yours faithfully,
**Leonard Bryan Turk**
*Secretary*
For and on behalf of
**MTR Corporation Limited**

(please tear here)

## REQUEST FORM

To: MTR Corporation Limited (地鐵有限公司)

***If you have already received <u>either</u> the English <u>or</u> the Chinese version of the 2006 Interim Report, please use this form. You do <u>NOT</u> need to complete this form if you have already received <u>both</u> the English and the Chinese versions of the 2006 Interim Report or if you have received the 2006 Interim Report in the language you want.***

☐ I have already received the Chinese version of the 2006 Interim Report but I would now like to receive its English version.

<u>OR</u>

☐ I have already received the English version of the 2006 Interim Report but I would now like to receive its Chinese version.

Name ______________________ Signature ______________________

Date ______________________ Contact telephone number ______________________

Registered address ______________________

***Note: If you need to complete and return this form, please tick only <u>one</u> box on this form. <u>Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.</u>***

MTR Corporation

敬啟者：

**地鐵有限公司（「本公司」）**
**（股份代號：66）**
**二零零六年度中期報告**

***致收到二零零六年度中期報告的英文或中文版的股東：***

二零零六年度中期報告備有英文及中文版。本公司可在 閣下提出要求時，提供 閣下所收到的版本以外的另一種語言編製的版本。如欲索取另外的版本，請填寫下方的索取表格，然後以隨本函附上已預付郵費的信封把索取表格寄交本公司的股份過戶登記處香港中央證券登記有限公司。

***致選擇了依賴在本公司的網址上刊載的二零零六年度中期報告以代替二零零六年度中期報告的印刷本並以郵遞方式收取有關二零零六年度中期報告在本公司的網址上發表的通告的印刷本的股東：***

閣下現可在本公司的網址 www.mtr.com.hk 閱覽二零零六年度中期報告（英文及中文版）。如要閱覽二零零六年度中期報告，請在本公司網址主頁的一個獨立視窗內顯示的二零零六年度中期報告封面上按一下。

倘 閣下對於如何取得二零零六年度中期報告或如何在本公司的網址上閱覽二零零六年度中期報告有任何疑問，請致電本公司的熱線2881 8888。

代表
**地鐵有限公司**
*公司秘書*
**杜禮**
謹啟

二零零六年九月十八日

（請撕下索取表格）

**索取表格**

致：地鐵有限公司

***倘 閣下已收到二零零六年度中期報告的英文或中文版，請使用本表格。倘 閣下已收到二零零六年度中期報告的中、英文兩種版本或 閣下已收到的二零零六年度中期報告版本所採用的語言符合 閣下的意願，則毋須填寫本表格。***

☐ 本人已收到二零零六年度中期報告的中文版，但本人現在希望收取其英文版。

或

☐ 本人已收到二零零六年度中期報告的英文版，但本人現在希望收取其中文版。

姓名 ______________________ 簽名 ______________________

日期 ______________________ 聯絡電話號碼 ______________________

登記地址 ______________________________________________

***注意： 閣下如擇填寫及交回本表格，只須在本表格的一個空格內劃上「√」號。如在本表格上超過一個空格內劃上「√」號或未有在任何空格內劃上「√」號或在其他方面填寫不正確，則本表格將會作廢。***

MTR Corporation

RECEIVED 18th September, 2006

Dear Sir or Madam,

## MTR Corporation Limited (地鐵有限公司) (the "Company")
**(Stock Code: 66)**

## Election of Language and Means of Receipt of Corporate Communications

### 1. Introduction

The Company is permitted to allow registered shareholders (the "**Shareholders**") to elect (i) to receive summary financial reports (each, a "**Financial Summary**") in place of the complete annual report and accounts (each, a "**Long-form Report**") or (ii) to rely on the corresponding copies posted on the Company's website.

At this year's Annual General Meeting the Shareholders approved an amendment to the Company's Articles of Association to permit the Company to disseminate its other corporate communications (such as notices, listing documents, circulars and forms) in addition to the Financial Summary, Long-form Report and interim reports ("**Corporate Communications**") to the Shareholders via electronic means where such Shareholders have given their express, positive confirmation in writing that they wish to receive such communications in this manner.

### 2. Electronic Communication Option

The Company invites you to select the choice of receipt of all future Corporate Communications, either:

(i) via electronic means through its website at **www.mtr.com.hk** (the "**Electronic Communication Option**"); or

(ii) in printed form, in English only, in Chinese only or in both English and Chinese.

**I encourage you to take advantage of the Electronic Communication Option as this electronic approach is a more convenient and prompt method of communication and helps reduce consumption of the world's natural resources and save printing and mailing costs for the Company.**

***As a token of appreciation of your support to opt for the Electronic Communication Option, the first 20,000 Shareholders who complete, sign and return the enclosed reply slip to the Company on or before 18th October, 2006 (the "Relevant Date") opting for the Electronic Communication Option (Box (A) or (B)) will each be entitled, on a first-come-first-served basis, to two single journey tickets which can be used on all MTR Lines (except the Airport Express Line). The entitled Shareholders will be determined by the date and time of receipt of the enclosed reply slip registered by the Company's Share Registrars. The two single journey tickets will be sent to the entitled Shareholders by ordinary mail as soon as possible after 31st October, 2006.***

### 3. Annual Accounts: Financial Summary or Long-form Report

For those Shareholders who elect to receive all future Corporate Communications in printed form, the Company is also seeking your election as to whether you would like to receive the Financial Summary in place of the Long-form Report.

The Financial Summary is a document that contains all the information and particulars contained on the face of the Company's balance sheet and profit and loss account, together with key information from the Long-form Report. The Financial Summary only gives a summary of the information and particulars contained in the Long-form Report, from which it is derived.

You may complete and return the enclosed reply slip indicating whether, with effect from the Financial Summary for the year ended 31st December, 2006 and the Long-form Report for the same year (both of which will be published in or around April 2007), you wish and agree to select one of the various options given to you in the reply slip.

### 4. Actions to be taken

Please tick the appropriate box on the enclosed reply slip and sign and return it by post or hand delivery to the Company c/o Computershare Hong Kong Investor Services Limited ("**Registrars**"), 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong on or before the Relevant Date. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your reply slip. Otherwise, please affix an appropriate stamp.

If the Company does not receive your enclosed reply slip on or before the Relevant Date, but

- you have previously elected to access the website version of the Company's financial statements,
  the Company will only send to you (a) a printed Chinese version of all future Corporate Communications (but not including the Company's financial statements) if your registered address is in Hong Kong and you have a Chinese surname; or otherwise (b) a printed English version of such Corporate Communications.
- you have previously elected to receive a printed version of the Company's financial statements,
  the Company will send to you a printed version of all future Corporate Communications in the same form in which you currently receive the Company's financial statements.
- you have not previously elected the language and means of receipt of the Company's financial statements,
  the Company will only send to you (a) a printed Chinese version of all future Corporate Communications (including the Financial Summary rather than the Long-form Report) if your registered address is in Hong Kong and you have a Chinese surname; or otherwise (b) a printed English version of such Corporate Communications.

Even if you select one of the options in the enclosed reply slip, you will have the right at any time by reasonable notice in writing served on the Company or its Registrars to change your means of receipt or choice of language of Corporate Communications.

Both the English and Chinese versions of the Corporate Communications will be available from the Company or its Registrars on request; and they will also be available, from their date of despatch, on the Company's website on **www.mtr.com.hk**.

If you have any queries relating to this letter, please call the Company's hotline on (852) 2881 8888.

Yours faithfully,
**L.B. Turk**
*Secretary*
For and on behalf of
*MTR Corporation Limited*

敬啟者：

# 地鐵有限公司（「本公司」）
（股份代號：66）

## 選擇收取公司通訊的語文及形式

### 1. 緒言

本公司獲准容許註冊股東（「**股東**」）選擇(i)收取財務摘要報告（每一份均稱為「**財務摘要**」），以代替完整的年報及帳目（每一份均稱為「**詳細報告**」）或(ii)依賴在本公司網址上刊載的相關網上版。

在本年度的股東週年大會上，股東批准修改本公司的組織章程細則，在股東已給予明確和正面的書面確認，表示擬按電子形式收取財務摘要、詳細報告和中期報告之外，還收取其他公司通訊（例如通告、上市文件、通函和表格）（「**公司通訊**」）的情況下，准許本公司採用電子形式向其股東傳送該通訊。

### 2. 電子通訊選擇權

本公司邀請　閣下選擇以下列兩種方式之一收取所有日後的公司通訊：

(i) 透過本公司的網址 **www.mtr.com.hk** 以電子形式收取（「**電子通訊選擇權**」）；或

(ii) 以印刷本形式只收取英文版、只收取中文版或收取英文和中文兩種版本。

**本人鼓勵　閣下利用電子通訊選擇權，因為這樣的電子通訊方法比較方便快捷，而且有助於減少消耗地球天然資源及節省本公司的印刷及郵遞成本。**

***為了對支持電子通訊選擇權的股東表示謝意，凡於二零零六年十月十八日（「有關日期」）或該日前填妥、簽署及向本公司交回隨本函附上的回條並選擇行使電子通訊選擇權（選擇(A)或(B)項）的首20,000位股東，每位將可獲得兩張可用於所有地鐵行車綫（機場快綫除外）的單程車票，先到先得。可獲得車票的股東將按本公司的股份過戶登記處所登記收到隨附回條的日期和時間而釐定。本公司將於二零零六年十月三十一日後盡快以一般郵遞方式向每位可獲得車票的股東寄送兩張單程車票。***

### 3. 週年帳目：財務摘要或詳細報告

股東如選擇以印刷本形式收取所有日後的公司通訊，本公司亦請　閣下選擇是否希望收取財務摘要以代替詳細報告。

財務摘要載有本公司的資產負債表及損益表所載的所有資料和詳情以及摘錄自詳細報告的關鍵資料。財務摘要取材於詳細報告，而且只是詳細報告所載的資料和詳情的摘要。

閣下可以填寫和交回隨本函附上的回條，表明從截至二零零六年十二月三十一日止年度的財務摘要及同一年度的詳細報告起（兩者均將於二零零七年四月或其前後刊發），　閣下是否希望並同意從回條中提供給　閣下的各項選擇中挑選一項。

### 4. 應採取的行動

請在隨本函附上的回條上適當的空格內劃上「√」號，並在回條上簽名，然後在有關日期或該日前把回條寄回或親手交回香港中央證券登記有限公司（「**過戶處**」）（地址為香港皇后大道東183號合和中心46樓），以便轉交本公司。倘若　閣下的登記地址為香港地址，隨本函附上的信封已預付郵費，因此在寄回回條時，　閣下毋須貼上郵票；否則，請貼上適當的郵票。

倘若本公司在有關日期或該日前未有收到　閣下交回隨本函附上的回條，但是

- **閣下先前選擇了取閱本公司的財務報表的網上版本，**

  本公司將只會向　閣下寄送(a)（倘若　閣下的登記地址為香港地址及　閣下擁有中文姓氏）所有日後的公司通訊（但不包括本公司的財務報表）的印刷本中文版；或在其他情況下(b)該等公司通訊的印刷本英文版。

- **閣下先前選擇了收取本公司的財務報表的印刷本，**

  本公司將會按照　閣下現時收取本公司的財務報表的印刷本形式，以相同形式向　閣下寄送所有日後的公司通訊的印刷本。

- **閣下先前沒有選擇收取本公司的財務報表的語文及形式，**

  本公司將只會向　閣下寄送(a)（倘若　閣下的登記地址為香港地址及　閣下擁有中文姓氏）所有日後的公司通訊（包括財務摘要而不是詳細報告）的印刷本中文版；或在其他情況下(b)該等公司通訊的印刷本英文版。

即使　閣下採納了隨本函附上的回條中提供的各項選擇之一，　閣下也有權隨時在給予本公司或本公司的過戶處合理時間的書面通知後，更改　閣下收取公司通訊的形式或語文的選擇。

閣下可向本公司或本公司的過戶處索取公司通訊的英文和中文版；公司通訊將會從該等文件的寄發日起在本公司的網址 **www.mtr.com.hk** 上刊載。

閣下如有任何與本函有關的疑問，請致電本公司的熱線(852) 2881 8888。

代表
*地鐵有限公司*
*公司秘書*
**杜禮**
謹啟

二零零六年九月十八日

# Exclusive Offer for Shareholders

股東有禮

# Reply Slip



**In order to help reduce consumption of the world's natural resources, we encourage shareholders to access Corporate Communications electronically. For this purpose, we are pleased to offer the first 20,000 registered shareholders opting either Box (A) or (B) below, on a first-come-first-served basis, Two Single Journey Tickets which can be used on all MTR Lines (except the Airport Express Line). For more details, please refer to the attached letter.**

**Please tick only one box on this reply slip.**

To : MTR Corporation Limited

## 1. Website documents

I/We would like to rely on copies posted on the Company's website in lieu of any printed copy of Corporate Communications and

**(A)** ☐ the electronic notification posted on the Company's website of the publication of those documents and other related matters.

**(B)** ☐ to receive by post a printed copy of the notification of the publication of those documents and other related matters on the Company's website.

**OR**

## 2. Printed documents

I/We would like to receive all future Corporate Communications in the manner indicated below :

i) Financial Summary (but not the Long-form Report) and other Corporate Communications

☐ English version only ☐ Chinese version only ☐ Both English and Chinese versions

ii) Long-form Report (but not the Financial Summary) and other Corporate Communications

☐ English version only ☐ Chinese version only ☐ Both English and Chinese versions

Signature ____________________

Date ____________________ 2006

Contact telephone number ____________________

***Notes : Please tick only one box on this reply slip. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void at the discretion of the Company.***

Exclusive Offer for Shareholders

# 股東有禮

## 回條

**為幫助減少消耗地球天然資源，本公司鼓勵股東以電子形式取閱公司通訊。為此，本公司欣然向選擇下列(A)或(B)項的首20,000位註冊股東贈送兩張適用於所有地鐵行車綫(機場快綫除外)的單程車票，先到先得。詳情請參閱隨附的信函。**



**請在本回條的其中一個空格內劃上「✓」號 。**

致：地鐵有限公司

### 1. 網上文件

本人 / 我們希望依賴在本公司網址上刊載的網上版，以代替公司通訊的任何印刷本，及

**(A)** ☐ 在本公司網址上刊載有關刊發該等文件及其他相關事宜的電子通告 。

**(B)** ☐ 以郵遞方式收取有關在本公司網址上刊發該等文件及其他相關事宜的通告的印刷本 。

**或**

### 2. 印刷文件

本人 / 我們希望按下列指定方式收取所有日後的公司通訊：

i) 財務摘要 (而不是詳細報告) 及其他公司通訊

☐ 只收取英文版 ☐ 只收取中文版 ☐ 收取英文和中文兩種版本

ii) 詳細報告 (而不是財務摘要) 及其他公司通訊

☐ 只收取英文版 ☐ 只收取中文版 ☐ 收取英文和中文兩種版本

簽字：________________________

日期： 二零零六年 ______ 月 ______ 日

聯絡電話號碼：________________________

*注意：請在本回條的其中一個空格內劃上「✓」號。如在超過一個空格內劃上「✓」號或未有在任何空格內劃上「✓」號或在其他方面填寫不正確，本公司可酌情決定將回條作廢。*

9th March, 2007

Dear Sir or Madam,

**MTR Corporation Limited (地鐵有限公司)** (the "**Company**")

**(Stock Code: 66)**

## Election of Language and Means of Receipt of Corporate Communications

The Company is permitted, by virtue of legislation and its Articles of Association, to allow registered shareholders (the "**Shareholders**") to elect (i) to receive in printed form, in English and/or Chinese, summary financial reports (each, a "**Financial Summary**"), complete annual report and accounts (each, a "**Long-form Report**"), interim reports and other corporate communications (such as notices, listing documents, circulars and forms) (collectively, "**Corporate Communications**") or (ii) to rely on the corresponding copies posted on the Company's website in place of being sent a printed copy of such Corporate Communications (the "**Website Version Option**"). If you exercise the Website Version Option, you will be notified of the publication of Corporate Communications on the Company's website, the address of the website and the location on the website where such Corporate Communications may be accessed and how they may be accessed. You may choose (i) to rely on the copy of that notification that will be posted on the Company's website in place of a printed copy of that notification (the "**Website Notification Option**") or (ii) to receive a printed copy of the notification by post. **I encourage you to take advantage of both the Website Version Option and the Website Notification Option (see box (a) - "Full Website Option" - in the reply slip) as this means you do not have to receive any printed material at all. This electronic approach is a more convenient and prompt method of communication and helps reduce consumption of the world's natural resources and save printing and mailing costs for the Company.**

For those Shareholders who elect to receive all future Corporate Communications in printed form, the Company is also seeking your election as to whether you would like to receive the Financial Summary in place of the Long-form Report.

The Financial Summary is a document that contains all the information and particulars contained on the face of the Company's balance sheet and profit and loss account, together with key information from the Long-form Report. The Financial Summary only gives a summary of the information and particulars contained in the Long-form Report, from which it is derived.

Under legislation, you may send a notice of intent to the Company in the form of the enclosed reply slip indicating whether, with effect from the Financial Summary for the year ended 31st December, 2006 (the "**2006 Financial Summary**") and the Long-form Report for the same year (the "**2006 Long-form Report**"), you wish and agree to select one of the various options given to you in the reply slip.

Please tick the appropriate box on the enclosed reply slip and sign and return it by post or hand delivery to the Company c/o Computershare Hong Kong Investor Services Limited ("**Registrars**"), Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong. If your registered address is within Hong Kong, the enclosed envelope will be postage prepaid and you will not need to affix a stamp when returning your reply slip. Otherwise, please affix an appropriate stamp.

If we receive your reply slip on or before 11th April, 2007, your reply slip will apply to the 2006 Financial Summary, the 2006 Long-form Report and all subsequent Corporate Communications until you inform the Company otherwise in accordance with legislation. If we do not receive your reply slip on or before 11th April, 2007, we will only send to you (a) a printed Chinese version of (i) the 2006 Financial Summary in place of the 2006 Long-form Report and (ii) all subsequent Corporate Communications (including the Financial Summary in place of the Long-form Report in respect of any financial year) if your registered address is in Hong Kong and you have a Chinese surname; or otherwise (b) a printed English version of (i) the 2006 Financial Summary in place of the 2006 Long-form Report and (ii) all subsequent Corporate Communications (including the Financial Summary in place of the Long-form Report in respect of any financial year).

If we receive your reply slip after 11th April, 2007, we will, subject to law, endeavour to comply with your choice in relation to the Corporate Communications to be sent to the Shareholders for the purpose of the 2007 annual general meeting and will in any event respect your choice for all subsequent Corporate Communications.

Even if you select one of the options in the enclosed reply slip, you will have the right at any time by reasonable notice in writing served on the Company or its Registrars to change your means of receipt or choice of language of Corporate Communications.

Both the English and Chinese versions of the Corporate Communications will be available from the Company or its Registrars on request. They will also be available, from their date of despatch, on the Company's website on **www.mtr.com.hk**.

If you have any queries relating to this letter, please call the Company's hotline on (852) 2881-8888.

Yours faithfully,
**L.B. Turk**
*Secretary*
For and on behalf of
*MTR Corporation Limited*

敬啟者：

# 地鐵有限公司(「本公司」)

(股份代號：66)

## 選擇收取公司通訊的語文及形式

根據法例及本公司的組織章程細則，本公司獲准容許註冊股東(「股東」)選擇(i)收取財務摘要報告(每一份均稱為「**財務摘要**」)、完整的年報及帳目(每一份均稱為「**詳細報告**」)、中期報告及其他公司通訊(例如通告、上市文件、通函和表格)(統稱「**公司通訊**」)的英文及／或中文印刷本或(ii)依賴在本公司的網址上刊載的相應網上版，以代替收取該等公司通訊的印刷本(「**網上版選擇權**」)。 閣下如行使網上版選擇權，將會收到有關在本公司網址上刊發公司通訊、網站地址、在本公司網址上可查閱該等公司通訊的位置及如何查閱的通告。 閣下可以選擇(i)依賴將會在本公司的網址上刊載的該通告的網上版，以代替該通告的印刷本(「**網上通告選擇權**」)或(ii)以郵遞方式收取該通告的印刷本。**本人鼓勵 閣下同時利用網上版選擇權及網上通告選擇權(見回條中的(a)項「完全網址選擇權」)，因為這意味着 閣下將毋須收取任何印刷品。這樣的電子通訊方法比較方便快捷，而且有助於減少消耗地球天然資源及節省本公司的印刷及郵遞成本。**

股東如選擇以<u>印刷</u>本形式收取所有日後的公司通訊，本公司亦請 閣下選擇是否希望收取財務摘要以代替詳細報告。

財務摘要載有本公司的資產負債表及損益表所載的所有資料及詳情以及摘錄自詳細報告的關鍵資料。財務摘要取材於詳細報告，而且只是詳細報告所載的資料及詳情的摘要。

根據法例， 閣下可以採用隨本函附上的回條的形式向本公司送交意願通知書，表明從截至二零零六年十二月三十一日止年度的財務摘要(「**二零零六年度財務摘要**」)及同一年度的詳細報告(「**二零零六年度詳細報告**」)起， 閣下是否希望並同意從回條中提供給 閣下的各項選擇中挑選一項。

請在隨本函附上的回條上適當的空格內劃上「√」號，並在回條上簽名，然後把回條寄回或親手交回香港中央證券登記有限公司(「**過戶處**」)(地址為香港皇后大道東183號合和中心18樓1806至1807室)，以便轉交本公司。倘若 閣下的登記地址為香港地址，隨本函附上的信封已預付郵費，因此在寄回回條時， 閣下毋須貼上郵票；否則，請貼上適當的郵票。

倘若本公司於二零零七年四月十一日或該日前收到 閣下的回條， 閣下的回條將會適用於二零零六年度財務摘要、二零零六年度詳細報告及所有其後的公司通訊，直至 閣下按照法例向本公司發出通知另作指示為止。倘若本公司於二零零七年四月十一日或該日前未有收到 閣下的回條，本公司將<u>只</u>會向 閣下寄送(a)(倘若 閣下的登記地址為香港地址及 閣下擁有中文姓氏)(i)二零零六年度財務摘要以代替二零零六年度詳細報告及(ii)所有其後的公司通訊(包括任何財政年度的財務摘要以代替詳細報告)的印刷本<u>中文</u>版；或在其他情況下(b)(i)二零零六年度財務摘要以代替二零零六年度詳細報告及(ii)所有其後的公司通訊(包括任何財政年度的財務摘要以代替詳細報告)的印刷本<u>英文</u>版。

倘若本公司於二零零七年四月十一日後收到 閣下的回條，在法例的規限下，就為二零零七年股東週年大會送交股東的公司通訊而言，本公司將會盡量依從 閣下的選擇，而就為所有其後的公司通訊而言，本公司將無論如何尊重 閣下的選擇。

即使 閣下採納了隨本函附上的回條中提供的各項選擇之一， 閣下也有權隨時在給予本公司或本公司的過戶處合理時間的書面通知後，更改 閣下收取公司通訊的形式或語文的選擇。

閣下可向本公司或本公司的過戶處索取公司通訊的英文和中文版。公司通訊將會從該等文件的寄發日起在本公司的網址 **<u>www.mtr.com.hk</u>** 上刊載。

閣下如有任何與本函有關的疑問，請致電本公司的熱線 (852) 2881-8888。

代表<br>*地鐵有限公司*<br>*公司秘書*<br>**杜禮**<br>謹啟

二零零七年三月九日

## THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

**If you are in any doubt** as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold all** your shares in MTR Corporation Limited ( 地鐵有限公司 ) (the "**Company**"), you should at once hand this document and the accompanying form of proxy and, if applicable, the Annual Report and Accounts of the Company or the Summary Financial Report of the Company to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**( 地 鐵 有 限 公 司 )**

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

# PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, ADOPTION OF 2007 SHARE OPTION SCHEME, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening the Annual General Meeting of the Company to be held at Universal Plaza (6/F), Hongkong International Trade & Exhibition Centre, 1 Trademart Drive, Kowloon Bay, Hong Kong on Thursday, 7th June, 2007 at 11:30 a.m. is set out in this document. **Please note that tea and coffee will be provided at the Annual General Meeting.**

Whether or not you are able to attend the Annual General Meeting, you are advised to read the notice and to complete and return the enclosed proxy form, in accordance with the instructions printed thereon, to the Company's registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, as soon as possible but in any event not less than 48 hours before the time appointed for the holding of the Annual General Meeting. Completion of the proxy form and its return will not preclude you from attending, and voting at, the Annual General Meeting if you so wish.

*This document is in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

26th April, 2007

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

**( 地 鐵 有 限 公 司 )**

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

*Board of Directors:*
Dr. Raymond Ch'ien Kuo-fung *(Chairman)***
Chow Chung-kong *(Chief Executive Officer)*
Professor Cheung Yau-kai*
David Gordon Eldon*
Christine Fang Meng-sang*
Edward Ho Sing-tin*
Lo Chung-hing*
T. Brian Stevenson*
Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**
Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)**
Commissioner for Transport (Alan Wong Chi-kong)**

* *independent non-executive Directors*
** *non-executive Directors*

*Registered Office:*
MTR Tower,
Telford Plaza,
Kowloon Bay,
Hong Kong

26th April, 2007

To: the shareholders of the Company and
the option holders under the Pre-Global Offering Share Option Scheme and
the New Joiners Share Option Scheme of the Company (for information only)

Dear Sir or Madam,

## PROPOSED GENERAL MANDATES TO ISSUE AND REPURCHASE SHARES, ADOPTION OF 2007 SHARE OPTION SCHEME, RE-ELECTION OF DIRECTORS AND NOTICE OF ANNUAL GENERAL MEETING

The seventh annual general meeting of the Company (the "**Annual General Meeting**") will be held on Thursday, 7th June, 2007. Notice of the Annual General Meeting (the "**Notice**") is set out in this document, and a proxy form and, if applicable, the Annual Report and Accounts, or the Summary Financial Report, of the Company for the year ended 31st December, 2006, accompany this document. Details of the resolutions to be proposed at the Annual General Meeting are set out in the Notice.

### GENERAL MANDATES TO ISSUE AND PURCHASE SHARES

At the annual general meeting of the Company held on 8th June, 2006, the then shareholders of the Company passed resolutions granting general mandates to the Board of Directors of the Company (the "**Directors**") to issue and purchase shares in the Company. These general mandates will lapse at the conclusion of the Annual General Meeting. Resolutions will therefore be proposed at the Annual General Meeting to renew the grant of these general mandates. The relevant resolutions, in summary, are:

- an ordinary resolution to give the Directors a general and unconditional mandate to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding ten per cent. of the Company's issued share capital as at the date of the resolution (as adjusted in accordance with the resolution), for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Issue Mandate**");
- an ordinary resolution to give the Directors a general and unconditional mandate to exercise all the powers of the Company to purchase an amount of shares in the Company not exceeding ten per cent. of the Company's issued share capital as at the date of the resolution, for the period until the conclusion of the next annual general meeting of the Company (or such earlier period as stated in the resolution) (the "**Repurchase Mandate**"); and

- conditional on the passing of the resolutions to grant the Issue Mandate and the Repurchase Mandate, an ordinary resolution to authorise the Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under the Issue Mandate in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.

The full text of these resolutions is set out in the Notice in this document. In addition, and as required under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), an explanatory statement providing the requisite information regarding the Repurchase Mandate is set out in the Appendix to this document.

**ADOPTION OF THE 2007 SHARE OPTION SCHEME**

The Directors and the members of the Executive Directorate (the "**Executive Directorate**") believe that the Company's ability to attract high calibre and talented employees is fundamental to its success. On 16th May, 2002, the Company adopted the New Joiners Share Option Scheme (the "**2002 Scheme**"). As at 16th April, 2007 (the "**Latest Practicable Date**"), being the latest practicable date before the printing of this document, the Company has granted options to subscribe for a total of 5,350,700 ordinary shares in the share capital of the Company ("**Shares**") under the 2002 Scheme, of which options to subscribe for 281,000 Shares have been exercised, options to subscribe for 3,815,700 Shares remain outstanding and options to subscribe for 1,254,000 Shares have lapsed. However, under the terms of the 2002 Scheme, no options may be granted under the 2002 Scheme on or after 16th May, 2007.

In view of this, the Directors and the Executive Directorate are pleased to propose the adoption of the 2007 Share Option Scheme (the "**2007 Scheme**"), which is intended to provide employees of the Company and of its subsidiaries the opportunity to participate in the growth and success of the Company. As is the case for options granted under the 2002 Scheme, the right to exercise options granted under the 2007 Scheme will be subject to the satisfaction by the Company of certain performance targets set out in the Operating Agreement, as defined in the Mass Transit Railway Ordinance (Cap.556 of the Laws of Hong Kong) (the "**Operating Agreement**") and, in any event, options granted under the 2007 Scheme will vest in respect of their underlying shares not less than 1 year from the date on which the relevant option is granted. Furthermore, the exercise price of the options to be granted under the 2007 Scheme is to be set at a level which reflects generally the share price of the Company at the time of grant of the options. For these reasons, the Directors and the Executive Directorate believe that the 2007 Scheme will provide appropriate incentives to key employees of the Company and of its subsidiaries to advance their performance and the performance of the Company and its subsidiaries.

The 2007 Scheme is conditional upon:

1. approval by the shareholders of the Company at the Annual General Meeting; and
2. the Listing Committee of the Stock Exchange granting approval of the listing of, and permission to deal in, the Shares to be issued upon the exercise of options granted under the 2007 Scheme.

A summary of the principal terms of the 2007 Scheme is set out in Appendix II to this document. Copies of the Rules of the 2007 Scheme and the Operating Agreement will be available for inspection at the Company's registered office at MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong during normal business hours from and including the date of this document up to and including the date of the Annual General Meeting. An announcement as to whether the 2007 Scheme has been approved by the shareholders of the Company at the Annual General Meeting will be made on the business day following the Annual General Meeting.

The Directors and the Executive Directorate consider that it is not appropriate to state the value of all of the options that can be granted under the 2007 Scheme as if they had been granted on the Latest Practicable Date, given that the variables which are crucial for the calculation of the value of such options cannot be determined. The variables which are critical for the determination of the value of such options include the subscription price for the Shares upon the exercise of the options, the timing of the grant of such options and whether or not such options if granted will be exercised by the grantees. Thus, the Directors and the Executive Directorate are of the view that the value of the options that can be granted pursuant to the 2007 Scheme depends on a number of variables which are either difficult to ascertain or can only be ascertained subject to a number of theoretical bases and speculative assumptions. Accordingly, the Directors and the Executive Directorate believe that any calculation of the value of the options will not be meaningful and may be misleading to shareholders of the Company in the circumstances.

Application will be made to the Listing Committee of the Stock Exchange for the granting of approval of the listing of, and permission to deal in, Shares to be issued on the exercise of the options that may be granted under the 2007 Scheme.

The 2007 Scheme complies with Chapter 17 of the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**").

**RE-ELECTION OF DIRECTORS**

Three Directors will retire from office at the Annual General Meeting and will offer themselves for re-election. Chow Chung-kong, David Gordon Eldon and Christine Fang Meng-sang will retire from office by rotation at the Annual General Meeting pursuant to Articles 87 and 88 of the articles of association of the Company (the "**Articles of Association**"), and will offer themselves for re-election. The details of those three Directors are as follows:

**Chow Chung-kong**, aged 56, was appointed as the Chief Executive Officer of the Company with effect from 1st December, 2003 for a term of three years. He was also appointed as a Member of the Board on the same date. His contract as the Chief Executive Officer of the Company was renewed for a further term of three years with effect from 1st December, 2006. Mr. Chow is subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Articles of Association.

Mr. Chow was formerly chief executive officer of Brambles Industries Ltd, a global support services company. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC, a leading engineering company based in the United Kingdom and before that, he spent 20 years with the BOC Group PLC and was appointed a director of its board and chief executive of its Gases Division in 1993.

Mr. Chow is a chartered engineer. He holds Bachelor of Science and Master of Science degrees in Chemical Engineering from The University of Wisconsin and The University of California respectively. He also holds a Master of Business Administration degree from The Chinese University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He was awarded an Honorary Doctor of Engineering degree by The University of Bath. Mr. Chow was knighted in the United Kingdom in 2000 for his contribution to industry. He is currently a member of the Council of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Tourism Board and the Council of The Chinese University of Hong Kong. He is also a member of the general committee of the Hong Kong General Chamber of Commerce, and a member of the Standing Committee of the Shenzhen Municipal Committee of the Chinese People's Political Consultative Conference. Mr. Chow is a non-executive director of Standard Chartered PLC and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.

As at the Latest Practicable Date, Mr. Chow had a derivative interest in respect of 418,017 Shares within the meaning of Part XV of the Securities and Futures Ordinance (the "**SFO**"). That derivative interest represents Mr. Chow's entitlement to receive an equivalent value in cash of 418,017 Shares on completion of his three-year contract (on 30th November, 2009). Save as disclosed above, as at the Latest Practicable Date, Mr. Chow was not interested in and did not hold any short positions in any shares or underlying shares in or any debentures of the Company or any of its associated corporations within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**").

Mr. Chow is not related to any Director, senior management or substantial or controlling shareholder of the Company.

Mr. Chow's emoluments are set out in his service contract. The basis and amount of his emoluments are set out in the Remuneration Report (pages 68 to 69) and the Notes to Accounts (pages 105 to 106) of the Company's Annual Report 2006 respectively.

**David Gordon Eldon**, aged 61, has been a Director since 1999. As an independent non-executive Director, Mr. Eldon is not appointed for a specific term but is subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Articles of Association.

Mr. Eldon retired from the HSBC Group in May 2005 after 37 years of service. He was Chairman of The Hongkong and Shanghai Banking Corporation Limited from January 1999 to May 2005, non-executive Chairman of Hang Seng Bank Limited from June 1996 to April 2005, and a board member of Swire Pacific Limited until May 2005. Mr. Eldon was the Executive Committee Chairman of The Community Chest of Hong Kong until June 2005 and is currently its Vice Patron. He is senior adviser to PricewaterhouseCoopers (based in Hong Kong) and Chairman of the Hong Kong General Chamber of Commerce, the Dubai International Financial Centre Authority, the Noble Group Limited, and Diocesan Girls' School Education Foundation Limited. He is Deputy Chairman of the Hong Kong Jockey Club, a Council member of the Hong Kong Trade Development Council, a member of the Advisory Board of Unisys and an independent non-executive director of Eagle Asset Management (CP) Limited. Mr. Eldon was appointed a member of the Capital Adequacy Review Tribunal and holds a number of other community service appointments. Mr. Eldon is a fellow of the Chartered Institute of Bankers and a fellow of the Hong Kong Institute of Bankers. He is a Justice of the Peace.

As at the Latest Practicable Date, Mr. Eldon was not interested in and did not hold any short positions in any shares or underlying shares in or any debentures of the Company or any of its associated corporations within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Mr. Eldon is not related to any Director, senior management or substantial or controlling shareholder of the Company.

As an independent non-executive Director, Mr. Eldon has not entered into any service contract with the Company. The amount of Mr. Eldon's emoluments is specified in the Notes to Accounts (page 105) of the Company's Annual Report 2006, and is determined by the Board of Directors of the Company. This amount is in line with the amount payable by the Company to other Directors of the Company.

As an independent non-executive Director with a diverse business and professional background, Mr. Eldon brings his valuable experience to the Board for promoting the best interests of the Company and its shareholders. Alongside the other independent non-executive Directors, Mr. Eldon contributes to ensuring that the interests of all shareholders of the Company are taken into account and that relevant issues are subjected to objective and dispassionate consideration by the Board. The Company has received written confirmation from Mr. Eldon concerning his independence in accordance with the Listing Rules, and believes that Mr. Eldon continues to be independent.

**Christine Fang Meng-sang**, aged 48, has been a Director since 2004. As an independent non-executive Director, Ms. Fang is not appointed for a specific term but is subject to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Articles of Association.

Ms. Fang has been the chief executive of the Hong Kong Council of Social Service since 2001. Prior to joining the Hong Kong Council of Social Service, she worked for the Hong Kong Red Cross from 1989 to 2001 and held the position of Secretary General from 1993 to 2001. By training, Ms. Fang is a social worker and has a strong background in community service. She sits on various government advisory committees, including the Social Welfare Advisory Committee, the Manpower Development Committee, the Sustainable Development Council and the Digital 21 Strategy Advisory Committee. She is also a member of the Commission on Poverty and Commission on Strategic Development (Executive Committee).

As at the Latest Practicable Date, Ms. Fang owned 1,712 Shares. Save as disclosed above, as at the Latest Practicable Date, Ms. Fang was not interested in and did not hold any short positions in any shares or underlying shares in or any debentures of the Company or any of its associated corporations within the meaning of Part XV of the SFO as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Except sitting on various government advisory committees as disclosed above, Ms. Fang is not related to any Director, senior management or substantial or controlling shareholder of the Company.

As an independent non-executive Director, Ms. Fang has not entered into any service contract with the Company. The amount of Ms. Fang's emoluments is specified in the Notes to Accounts (page 105) of the Company's Annual Report 2006, and is determined by the Board of Directors of the Company. This amount is in line with the amount payable by the Company to other Directors of the Company. As an independent non-executive Director with a strong background in community service, Ms. Fang brings her valuable experience to the Board for promoting the best interests of the Company and its shareholders. Alongside the other independent non-executive Directors, Ms. Fang contributes to ensuring that the interests of all shareholders of the Company are taken into account and that relevant issues are subjected to objective and dispassionate consideration by the Board. The Company has received written confirmation from Ms. Fang concerning her independence in accordance with the Listing Rules, and believes that Ms. Fang continues to be independent.

In relation to the re-election of the above Directors, there is no information which is discloseable nor are/were they involved in any of the matters required to be disclosed pursuant to any of the requirements of the provisions of rules 13.51(2)(h) to (v) of the Listing Rules, and there is no other matter which needs to be brought to the attention of the shareholders of the Company.

**PROCEDURE BY WHICH A POLL MAY BE DEMANDED**

Under the Articles of Association, at any general meeting, on a show of hands every shareholder present in person shall have one vote and on a poll every shareholder present in person or by proxy shall have one vote for every share he holds. A resolution put to the vote of a meeting shall be decided on a show of hands unless a poll is demanded when, or before, the chairman of the meeting declares the result of the show of hands. A poll may be demanded by:

- the chairman of the meeting;
- at least five shareholders at the meeting (including proxies) who are entitled to vote;
- one or more shareholders at the meeting (including proxies) who are (or represent members who are) entitled to vote and who have between them at least ten per cent. of the total votes of all shareholders (including proxies) who have the right to vote at the meeting; or
- one or more shareholders (including proxies) who have (or represent members who have) shares which allow them to vote at the meeting and on which the total amount which has been paid up on these shares is at least ten per cent. of the total sum paid up on all shares which give the right to vote at the meeting.

The Company would like to inform shareholders of the Company of the Chairman's intention to exercise his right as Chairman of the Annual General Meeting under Article 67 of the Articles of Association to demand a poll on all the resolutions to be proposed at the Annual General Meeting.

**RECOMMENDATION**

The Directors consider that the proposed resolutions set out in the Notice, including the proposed resolutions granting the Issue Mandate and the Repurchase Mandate and adopting the 2007 Share Option Scheme, are in the best interests of the Company and its shareholders as a whole. Accordingly, the Directors recommend shareholders of the Company to vote in favour of the proposed resolutions. The Financial Secretary Incorporated which is the Company's majority shareholder and which holds approximately 76 per cent. of the issued share capital in the Company, has informed the Company that it intends to vote in favour of all of the proposed resolutions.

Yours faithfully,
**Dr. Raymond Ch'ien Kuo-fung**
*Chairman*

This is an explanatory statement given to all shareholders of MTR Corporation Limited ( 地鐵有限公司 ) (the "**Company**") in connection with the resolution authorising the Company to purchase its own shares (the "**Repurchase Mandate**") proposed to be considered, and if thought fit, passed by shareholders of the Company at the Annual General Meeting of the Company to be held on 7th June, 2007. This explanatory statement also constitutes the memorandum required under Section 49BA(3) of the Companies Ordinance.

**Listing Rules**

This explanatory statement contains the information required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "**Listing Rules**"), which provide that all repurchases of securities by a company with its primary listing on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") must be approved in advance by an ordinary resolution, either by way of a general mandate to the directors of the company to make such repurchases or by specific approval in relation to specific transactions.

Any repurchase would be made out of funds which are legally available for the purpose in accordance with the Company's constitutive documents and the laws of Hong Kong.

It is proposed that the Repurchase Mandate will authorise the repurchase by the Company of up to ten per cent. of the shares in the Company (the "**Shares**") in issue as at the date of passing the relevant resolution (the "**Resolution**"). As at 16th April, 2007 (the "**Latest Practicable Date**"), being the latest practicable date for determining such figure before the printing of this document, the authorised share capital of the Company was HK$6,500,000,000 and the number of Shares in issue was 5,549,054,951 representing a paid-up share capital of HK$5,549,054,951. On the basis of the 5,549,054,951 Shares in issue (and assuming no Shares will be issued or repurchased after the Latest Practicable Date and up to the date of passing the Resolution), the Company would be authorised under the Repurchase Mandate to repurchase a maximum of 554,905,495 Shares during the period in which the Repurchase Mandate remains in force. Any Shares repurchased pursuant to the Repurchase Mandate must be fully paid-up.

**Reasons for Repurchases**

The members of the Board of Directors of the Company (the "**Directors**") and the members of the Executive Directorate of the Company (the "**Executive Directorate**") believe that it is in the best interests of the Company and its shareholders to have a general authority from shareholders to enable the Directors to purchase Shares on the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net value of the Company and its assets and/or its earnings (in each case on a per Share basis) and will only be made when the Directors believe that such repurchases will benefit the Company and its shareholders.

There might be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the Company's Annual Report and Accounts for the year ended 31st December, 2006) in the event that the Repurchase Mandate is exercised in full. However, the Directors do not propose to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements and gearing level of the Company which in the opinion of the Directors are from time to time appropriate for the Company.

**Disclosure of Interests**

None of the Directors nor the Executive Directorate nor, to the best of their knowledge having made all reasonable enquiries, any of their associates has any present intention, in the event that the Repurchase Mandate is approved by shareholders of the Company, to sell Shares to the Company.

No connected person (as defined in the Listing Rules) has notified the Company that he has a present intention to sell Shares to the Company, or has undertaken not to sell any of the Shares held by him to the Company, in the event that the Repurchase Mandate is authorised.

**Undertaking**

The Directors and the Executive Directorate have undertaken to the Stock Exchange that, so far as the same may be applicable, they will exercise the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of Hong Kong.

**Share Prices**

During each of the twelve months preceding the Latest Practicable Date, the highest and lowest traded prices for Shares on the Stock Exchange were as follows:

| | Highest *(HK$)* | Lowest *(HK$)* |
|---|---|---|
| **2006** | | |
| April | 21.50 | 17.45 |
| May | 21.00 | 18.45 |
| June | 19.45 | 17.80 |
| July | 20.00 | 18.35 |
| August | 20.50 | 19.22 |
| September | 20.00 | 19.26 |
| October | 19.58 | 18.60 |
| November | 19.82 | 18.68 |
| December | 19.60 | 18.96 |
| **2007** | | |
| January | 22.45 | 19.56 |
| February | 22.15 | 20.00 |
| March | 20.65 | 18.72 |
| April* | 20.10 | 19.44 |

* *Up to and including the Latest Practicable Date.*

No purchase of Shares has been made by the Company (whether on the Stock Exchange or otherwise) in the six months immediately preceding the Latest Practicable Date.

**Effect of the Takeover Code**

The Directors and the Executive Directorate are not aware of any consequences which the exercise in full of the Repurchase Mandate would have under the Hong Kong Code on Takeovers and Mergers.

This Appendix II and the section of the Letter from the Chairman headed "Adoption of the 2007 Share Option Scheme" (the "**Relevant Sections**") include particulars given in compliance with the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited for the purpose of giving information with regard to MTR Corporation Limited ( 地鐵有限公司 ) (the "**Company**"). The directors and the members of the Executive Directorate of the Company collectively and individually accept full responsibility for the accuracy of the information contained in the Relevant Sections and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein or therein misleading.

**SUMMARY OF THE 2007 SHARE OPTION SCHEME**

The following is a summary of the 2007 Share Option Scheme (the "**2007 Scheme**"). It does not form part of the 2007 Scheme and does not affect the interpretation of it. In the event of any inconsistency between this summary and the 2007 Scheme Rules, the 2007 Scheme Rules shall prevail. Unless otherwise defined in this Circular, terms defined in the 2007 Scheme Rules have the same meanings when used in this Circular.

**1. Purpose**

The purpose of the 2007 Scheme is to enhance the Company's ability to attract the best available personnel, to retain and motivate critical and key employees who are eligible to participate in the 2007 Scheme ("**Eligible Employees**"), to align their interest to the long-term success of the Company and to provide them fair and market competitive remuneration.

**2. Eligibility**

Any employee and any director of the Company or any of its subsidiaries (as defined under section 2 of the Companies Ordinance (Cap.32 of the Laws of Hong Kong)) (excluding non-executive members of the Board but including members of the Executive Directorate) are Eligible Employees.

**3. Grant of Options**

The Company may, at its absolute discretion, offer to grant to any Eligible Employee, an option (an "**Option**") to subscribe for such number of HK$1.00 ordinary shares in the Company ("**Shares**") and subject to such conditions as it may specify in the option certificate to be issued to the Eligible Employee upon the grant of any Option to him (the "**Option Certificate**").

**4. Option Price**

The price per Share payable upon the exercise of any Option (the "**Option Price**") will be determined by the Company upon the offer of grant of such Option. It will not be less than the greatest of (a) the average closing price of a Share as stated in the daily quotations sheets issued by The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") for the five business days (being any day upon which the Stock Exchange is open for the business of dealing securities) (a "**Business Day**") immediately preceding the day of offer of such Option (the "**Date of Offer**"); (b) the closing price of a Share as stated in the Stock Exchange's daily quotations sheet on the Date of Offer of such Option, which must be a Business Day; and (c) the nominal value of a Share.

**5. Acceptance of offers of Options**

Acceptance of an offer to grant an Option must be made in writing and shall only be effective upon actual receipt by the Company of a letter comprising the acceptance of the offer of the grant of the Option duly signed by the Eligible Employee (containing an undertaking by such Eligible Employee to pay, on demand, an amount equal to HK$1.00 to the Company by way of consideration for the grant thereof) within the period of 30 days (inclusive) from the date on which such offer is made.

**6. Exercise of Options**

**(A) Time of Exercise**

No Option may be exercised later than seven years after its Date of Offer (the "**Option Period**") and no Option may be offered to be granted more than seven years after the date on which the 2007 Scheme is adopted by a resolution of the shareholders of the Company in general meeting (the "**Date of Adoption**").

Subject to the provisions for early exercise described in sub-paragraphs (I), (J) and (K) below and the restrictions on the right to exercise described in sub-paragraph (B) below and any other terms and conditions specified in the Option Certificate, an Option granted under the 2007 Scheme shall not vest until the first anniversary of the Date of Offer or such later date or dates as the Company may specify in the Option Certificate.

If, however, a grantee ceases to be an Eligible Employee in respect of any Option granted to him:

(i) for the reasons set out in sub-paragraph (D) below, then his Option shall vest in respect of all the underlying Shares on the date on which he so ceases;

(ii) for the reasons set out in sub-paragraph (E) below, then his Option shall continue to vest in accordance with the vesting schedule (if any) set out in the Option Certificate; or

(iii) for the reasons set out in sub-paragraph (F) below, then his Option shall vest in respect of any underlying Shares (which have not yet vested on the date the grantee ceases to be an Eligible Employee, but which are due to vest on the next vesting date to occur after he so ceases) on the date on which he so ceases.

**(B) Restrictions on the right to exercise applicable to all grantees**

Except in the circumstances described in sub-paragraphs (I), (J) and (K) below, if, in accordance with the 2007 Scheme, the Company issues a notice to grantees which confirms that the Company has failed to satisfy its obligations in respect of any of the performance requirements in relation to train service delivery, passenger journeys on time and train punctuality (each as defined in the operating agreement as defined in the Mass Transit Railway Ordinance (Cap.556 of the Laws of Hong Kong) (as amended from time to time) (the "**Operating Agreement**")) (the "**Key Performance Requirements**") for the most recently concluded operating period (as defined in the Operating Agreement), no Option will be exercisable in respect of any underlying Shares (including, for the avoidance of doubt, those that have already vested) unless and until the Company issues a subsequent notice to grantees confirming that the Company has satisfied its obligations in respect of all of the Key Performance Requirements for the relevant succeeding operating period.

**(C) Rights of exercise on voluntary resignation or on dismissal**

If the grantee ceases to be an Eligible Employee (i) by termination of his employment on the grounds of misconduct or conviction of any criminal offence involving his integrity or honesty or on the grounds that he has committed any act of bankruptcy or has become insolvent or has made any arrangements or composition with his creditors generally or (ii) by reason of voluntary resignation, then in each case the Option will thereupon lapse and determine.

**(D) Rights of exercise on death or on disability**

If the grantee ceases to be an Eligible Employee, by reason of death or ill health, injury or disability (physical or mental) (all evidenced to the satisfaction of the Company) rendering him unable to discharge the duties of his contract of employment or service, then he or his personal representatives (as the case may be) may exercise the Option within twelve months of the date on which he so ceases and, subject to sub-paragraph (H) below, the Option shall lapse and determine at the end of that twelve month period.

**(E) Rights of exercise on retirement**

If the grantee ceases to be an Eligible Employee by reason of retirement in accordance with his contract of employment or service, then he or his personal representatives (as the case may be) may exercise the Option within twelve months of the date on which the Option has vested and, subject to sub-paragraph (H) below, the Option shall lapse and determine at the end of that twelve month period.

**(F) Rights of exercise in any other circumstances**

If the grantee ceases to be an Eligible Employee for any reason other than as described in sub-paragraphs (C) to (E) above then any Option exercisable at the date he so ceases may be exercised to the extent then exercisable within three months of the date he so ceases, and otherwise shall lapse and determine.

**(G) Lapse of Options**

The Company in its absolute discretion may decide that an Option shall not lapse and determine for the reasons set out in sub-paragraphs (C) to (F) above, subject to such conditions or limitations as it may decide.

**(H) Circumstances where the period during which a grantee (who ceases to be an Eligible Employee under paragraph (D) or (E)) may exercise his Option can be extended**

If at any time during the twelve month period stipulated in sub-paragraph (D) or (E), an Option is not, or ceases to be, exercisable pursuant to sub-paragraph (B) above, such period shall be extended such that the grantee (or, as the case may be, his personal representatives) may exercise his Option (in respect of any underlying Shares which have vested pursuant to sub-paragraph (A) above on the date he so ceases), at any time during a further period of twelve months from the date on which the Option first subsequently becomes exercisable under sub-paragraph (B) above, and the Option shall lapse and determine at the end of such twelve month period.

**(I) Rights on a general offer**

If a general offer (whether by way of takeover offer, share repurchase offer or scheme of arrangement or otherwise in a like manner) is made to all shareholders of the Company (other than the offeror and/or any person controlled by the offeror and/or any person acting in association or concert with the offeror), the Company shall use its reasonable efforts to procure that such offer is extended to all grantees (on the same terms, mutatis mutandis, and assuming that such grantees will become, by the exercise of the Options granted to them (to the extent not already exercised), shareholders of the Company). If such offer, having been approved in accordance with applicable laws and regulatory requirements becomes or is declared unconditional, the grantee shall be entitled to exercise the Option in respect of all of the underlying Shares (to the extent not already exercised) at any time within 14 days after the date on which the general offer becomes or is declared unconditional and any Option not so exercised shall lapse and determine.

**(J) Rights on a voluntary winding up**

If notice of a general meeting of the Company is duly given to consider a proposed resolution to wind-up the Company voluntarily, every Option shall be exercisable in respect of all of the underlying Shares in whole or in part (to the extent not already exercised) at any time thereafter until the resolution is duly passed or defeated or the general meeting concluded or adjourned indefinitely, whichever the earliest. The exercise of an Option in these circumstances shall only be valid if the Option shall not have lapsed and determined in accordance with the provisions of the 2007 Scheme at the time the resolution to voluntarily wind-up the Company is passed. If such resolution is duly passed, all Options shall, to the extent that they have not been exercised, thereupon lapse and determine.

**(K) Rights on a compromise or arrangement**

If, under Section 166 of the Companies Ordinance, a compromise or arrangement between the Company and its members or creditors is proposed for the purposes of or in connection with a scheme for the reconstruction of the Company or its amalgamation with any other company or companies, the Company shall give notice thereof to all grantees on the same date as it dispatches the notice which is sent to each member or creditor of the Company summoning the meeting to consider such a compromise or arrangement.

Each grantee may immediately on that day and until two months thereafter, or until the date on which such compromise or arrangement is sanctioned by the Court (if earlier), be entitled to exercise his Option in respect of all of the underlying Shares, but such exercise shall be conditional upon such compromise or arrangement being sanctioned by the Court and becoming effective.

Upon such compromise or arrangement becoming effective, all unexercised Options shall lapse and determine. The Company may thereafter require each grantee to transfer or otherwise deal with the Shares issued as a result of the exercise of Options in these circumstances so as to place the grantee in the same position as nearly as may be as would have been the case had such Shares been subject to such compromise or arrangement.

**(L) Withholding**

Shares will only be issued pursuant to the exercise of an Option provided that the Company considers that it would be lawful in the relevant jurisdiction and expedient on account of either the restrictions under the laws of the relevant jurisdiction or the requirements of the relevant regulatory body or stock exchange. In any jurisdiction where a company would be obliged (or would suffer a disadvantage if it were not to) to account for any tax and/or social security contributions recoverable from a grantee (a "**Tax Liability**") for which that grantee is liable by virtue of the issue of Shares, that company must have received on or prior to the issue of Shares payment from the grantee of an amount not less than the Tax Liability or that grantee must have entered into arrangements acceptable to that company to ensure that such payment is made.

**7. Rights attaching to Shares**

A Share allotted upon the exercise of an Option shall not carry voting rights until completion of the registration of the Option Holder as the holder thereof. If under the terms of a resolution passed or an announcement made by the Company, a dividend is to be or is proposed to be paid to holders of Shares on the register on a date prior to the date of allotment for any Shares issued upon the exercise of an Option, the Shares to be issued upon such exercise will not rank for such dividend. Subject as aforesaid, Shares allotted upon the exercise of an Option shall rank pari passu in all respects with the Shares in issue on the date of such allotment and will be subject to all the provisions of the Articles of Association of the Company for the time being in force.

**8. Limits of the 2007 Scheme**

(A) No offer to grant an Option shall be made under the 2007 Scheme which would result in the total number of Shares which have been or may be issued upon exercise of all Options granted under the 2007 Scheme after the Date of Adoption together with the total number of Shares which have been or may be issued upon the exercise of all options granted after the Date of Adoption under any other share option schemes of the Company exceeding 5% of the Shares in issue as at the Date of Adoption. As at 16th April, 2007, being the latest practicable date before the printing of this document, 5% of the Shares in issue equated to 277,452,747 Shares.

The Company may seek shareholder approval in general meeting for renewing the 5% limit under the 2007 Scheme. However, the total number of Shares which may be issued upon the exercise of all Options granted under all of the share option schemes of the Company under the limit as renewed must not exceed 5% of the Shares in issue as at the date of approval of the renewed limit. Options granted under all share option schemes (including those outstanding, cancelled, lapsed in accordance with the 2007 Scheme or exercised options) prior to the date of approval of the renewed limit will not be counted for the purposes of calculating the limit as renewed.

The Company may also seek separate shareholder approval in general meeting for granting Options beyond the limit set out above provided the Options in excess of the limit are granted only to participants specifically identified by the Company before such approval is sought in accordance with the requirements of the Listing Rules.

(B) Furthermore, no offer of a grant of an Option shall be made under the 2007 Scheme which would result in the aggregate number of Shares issuable upon the exercise of all Options for the time then being outstanding, together with the aggregate number of Shares issuable upon the exercise of all options for the time then being outstanding which have been granted under any other share option scheme of the Company, exceeding the nominal value of 30 per cent. of the share capital of the Company (including Shares issued pursuant to the 2007 Scheme and any other share option scheme of the Company) in issue on the Date of Offer in respect of such Option.

(C) Unless approved by shareholders in the manner required by the Listing Rules, the total number of Shares issued and issuable upon exercise of the Options granted to any Eligible Employee under the 2007 Scheme together with the total number of Shares issued and issuable upon the exercise of any option granted to such Eligible Employee under any other share option scheme of the Company (including, in each case, both exercised and outstanding options) in any 12-month period must not exceed 0.2% of the Shares of the Company in issue on the Date of Offer in respect of such Option.

**9. Cancellation**

Options granted but not exercised may not be cancelled unless an offer to cancel Options has been made pursuant to Rule 13 of The Hong Kong Code on Takeovers and Mergers and the Securities and Futures Commission has consented to such cancellation.

**10. Transferability of Options**

An Option shall be personal to the Option Holder and shall not be transferable or assignable. No Option Holder shall in any way sell, transfer, charge, mortgage, encumber or otherwise create any interest in favour of any third party over or in relation to any Options. If the Option Holder attempts to do any of the foregoing, the Option shall lapse and determine on such sale, or transfer, or upon the creation of such charge, mortgage, encumbrance or interest.

**11. Variation of capital**

In the event of any change or adjustment to the issued share capital of the Company during the Scheme Period as a result of a reduction, consolidation or subdivision of the share capital of the Company or an issue of Shares in or other securities of the Company by way of rights issue or by way of capitalisation of profits or reserves, the 2007 Scheme authorises the Directors (having received a statement in writing from the Company's auditors that, in their opinion, the adjustments proposed are fair and reasonable and, where required, that any such adjustment satisfies the requirements of the Listing Rules), to effect appropriate adjustments to, among other things, the number or nominal amount of Shares comprised in each Option and/or the Option Price and/or the maximum number of Shares in respect of which Options may be granted under the 2007 Scheme and/or the minimum number of Shares for which an Option shall be exercised.

**12. Alteration of the 2007 Scheme**

The Company may at any time amend the 2007 Scheme and in its absolute discretion waive or amend any additional requirements and/or terms and conditions imposed by the Company from time to time, provided that the prior approval of the Company in general meeting is obtained in the case of, among other things:

(i) any alteration relating to provisions concerning the persons eligible to participate in the 2007 Scheme;

(ii) any alteration to the advantage of grantees of any of the provisions of the 2007 Scheme regarding:

- (a) the purpose of the 2007 Scheme as described in sub-paragraph 1 above;
- (b) the amount payable upon the acceptance of an Option as described in sub-paragraph 5 above;
- (c) the transferability of Options as described in sub-paragraph 10 above;
- (d) the limitation on the grant of Options as described in sub-paragraph 8 above;
- (e) the requirement for payment of an amount equal to the Option Price multiplied by the relevant number of Shares in respect of which an Option is being exercised upon exercise of the Option;
- (f) the circumstances under which an Option will automatically lapse as described in sub-paragraphs 6 and 10 above;
- (g) the restrictions on the exercise of Options;
- (h) the rights to be attached upon their issue to Shares upon the exercise of Options as described in sub-paragraph 7 above;
- (i) the rights of grantees on the winding-up of the Company as described in sub-paragraph 6(J) above;
- (j) the basis for determining the Option Price;
- (k) the provisions for adjustment of those matters as described in sub-paragraph 11 above in the event of an alteration in the capital structure of the Company;
- (l) the alteration of the Scheme as described in this sub-paragraph 12;

(m) the termination of the Scheme and the treatment of Options granted but not yet exercised at the time of termination as described in sub-paragraph 13;

(n) the restrictions on the cancellation of Options as described in sub-paragraph 10 above; and

(o) the duration of the 2007 Scheme and the Option Period.

Any alterations to the terms and conditions of the 2007 Scheme which are of a material nature, are conditional on the prior approval of Shareholders, save where the amendment takes effect automatically under the provisions of the 2007 Scheme. In any event, the amended terms of the 2007 Scheme must comply with the Listing Rules for the time then being in force.

**13. Termination of the 2007 Scheme**

The Company may terminate the 2007 Scheme at any time, but Options granted prior to such termination shall continue to be valid and exercisable in accordance with the rules of the 2007 Scheme.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

## ( 地 鐵 有 限 公 司 )

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

**NOTICE IS HEREBY GIVEN** that the Annual General Meeting of MTR Corporation Limited ( 地鐵有限公司 ) (the "**Company**") will be held at Universal Plaza (6/F), Hongkong International Trade & Exhibition Centre, 1 Trademart Drive, Kowloon Bay, Hong Kong on Thursday, 7th June, 2007 at 11:30 a.m. for the purpose of transacting the following business:

**ORDINARY BUSINESS**

(1) To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2006.

(2) To declare a final dividend for the year ended 31st December, 2006.

(3) To re-elect retiring members of the Board of Directors.

(4) To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration.

**SPECIAL BUSINESS**

To consider and, if thought fit, to pass with or without modification the following ordinary resolutions:

(5) "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to allot, issue, grant, distribute and otherwise deal with additional Shares and to make, issue or grant offers, agreements, options, warrants and other securities which will or might require Shares to be allotted, issued, granted, distributed or otherwise dealt with during or after the end of the Relevant Period, be and is hereby generally and unconditionally APPROVED;

(B) the aggregate nominal amount of share capital allotted, issued, granted, distributed or otherwise dealt with or agreed conditionally or unconditionally to be allotted, issued, granted, distributed or otherwise dealt with (whether pursuant to an option, conversion or otherwise) by the Board of Directors pursuant to the approval in paragraph (A) above, otherwise than pursuant to:

(i) a Rights Issue; or

(ii) any option scheme or similar arrangement for the time being adopted for the grant or issue to the members of the Executive Directorate and/or officers and/or employees of the Company and/or any of its subsidiaries of Shares or rights to acquire Shares, including without limitation pursuant to the Rules of the Company's Pre-Global Offering Share Option Scheme and also the Rules of the Company's New Joiners Share Option Scheme; or

(iii) the exercise of rights of subscription or conversion under the terms of any warrant issued by the Company or any securities which are convertible into Shares; or

(iv) any scrip dividend or similar arrangement providing for the allotment of Shares in lieu of the whole or part of a dividend on Shares pursuant to the Articles of Association of the Company from time to time,

shall not exceed the aggregate of:

(a) ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5; and

(b) (if the Board of Directors is so authorised by a separate resolution of the shareholders of the Company) the aggregate nominal amount of share capital of the Company purchased by the Company subsequent to the passing of this Resolution 5 (up to a maximum equivalent to ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this Resolution 5),

and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 5:

(i) "Relevant Period" means the period from (and including) the date of passing this Resolution 5 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c) the revocation or variation of the authority given under this Resolution 5 by an ordinary resolution of the shareholders of the Company in general meeting;

(ii) "Rights Issue" means an offer of Shares open for a period fixed by the Board of Directors to holders of Shares on the register of members (and, if appropriate, to the holders of warrants and other securities which carry a right to subscribe or purchase shares in the Company on the relevant register) on a fixed record date in proportion to their then holdings of such Shares (and, if appropriate, such warrants and other securities) (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any legal or practical restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, any jurisdiction or territory applicable to the Company); and

(iii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(6) "**THAT**:

(A) subject to paragraph (B) below, the exercise by the Board of Directors during the Relevant Period of all the powers of the Company to purchase Shares on The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") or any other stock exchange on which the Shares may be listed and which is recognised for this purpose by the Securities and Futures Commission and the Stock Exchange, in accordance with all applicable laws, including the Hong Kong Code on Share Repurchases and the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (as amended from time to time), be and is hereby generally and unconditionally APPROVED;

(B) the aggregate nominal amount of Shares which may be purchased or agreed conditionally or unconditionally to be purchased pursuant to the approval in paragraph (A) above shall not exceed ten per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this Resolution 6, and the said approval shall be limited accordingly; and

(C) for the purpose of this Resolution 6:

(i) "Relevant Period" means the period from (and including) the passing of this Resolution 6 until the earlier of:

(a) the conclusion of the next Annual General Meeting of the Company;

(b) the expiration of the period within which the next Annual General Meeting of the Company is required by the Articles of Association of the Company or by law to be held; and

(c) the revocation or variation of the authority given under this Resolution 6 by an ordinary resolution of the shareholders of the Company in general meeting; and

(ii) "Shares" means shares of all classes in the capital of the Company and warrants and other securities which carry a right to subscribe or purchase shares in the Company."

(7) "**THAT**, conditional on the passing of Resolutions 5 and 6, the exercise by the Board of Directors of the powers referred to in paragraph (A) of Resolution 5 in respect of the share capital of the Company referred to in sub-paragraph (b) of paragraph (B) of Resolution 5, be and is hereby APPROVED AND AUTHORISED."

(8) "**THAT**, conditional on the Listing Committee of The Stock Exchange of Hong Kong Limited granting approval of the listing of and of any permission to deal in any ordinary shares in the Company to be issued upon the exercise of options to be granted under the Rules of the 2007 Share Option Scheme (the "**2007 Share Option Scheme**"), the Rules of the 2007 Share Option Scheme are hereby APPROVED and ADOPTED and that the Company is hereby authorised to grant options thereunder to subscribe for ordinary shares in the share capital of the Company and to allot, issue, distribute and deal with ordinary shares in the share capital of the Company pursuant to the exercise of options granted under the Rules of the 2007 Share Option Scheme and to take all such steps as may be necessary or desirable to implement the 2007 Share Option Scheme."

By Order of the Board
**Leonard Bryan Turk**
*Secretary*

Hong Kong, 26th April, 2007

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)*, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Edward Ho Sing-tin, Lo Chung-hing, T. Brian Stevenson, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury), Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) and Commissioner for Transport (Alan Wong Chi-kong)

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

*Registered Office:* MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong.

*Notes:*

1. A member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint one or two proxies to attend and, on a poll, vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a form of proxy must be delivered to the Company's registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806–1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not less than 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If a proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company's registrar with the proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered. Proxy forms sent electronically or by any other data transmission process will not be accepted. **Completion and return of a form of proxy will not preclude a member from attending in person and voting at the meeting or any adjournment thereof should he so wish.**

3. The register of members of the Company was closed from Tuesday, 10th April, 2007 to Tuesday, 17th April, 2007 (both days inclusive), during which period no transfer of shares in the Company was effected. In order to qualify for the proposed final dividend, all transfers, accompanied by the relevant share certificates, had to be lodged with the Company's registrar, Computershare Hong Kong Investor Services Limited, Shops 1712–1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, 4th April, 2007.

4. The Board of Directors has recommended a final dividend for the year ended 31st December, 2006 (the "**Final Dividend**") of HK$0.28 per share and, if such dividend is declared by the shareholders by passing Resolution 2, it is expected to be paid on or about 26th June, 2007, to those shareholders whose names appeared on the Company's register of members on 17th April, 2007. In addition, a circular is being sent on or about 26th April, 2007 to shareholders whose names appeared on the register of members on 17th April, 2007 setting out the terms of the scrip dividend scheme in respect of the Final Dividend pursuant to which the Board of Directors proposes to offer shareholders whose names appeared on the register of members on 17th April, 2007 (except shareholders with registered addresses in the United States of America or any of its territories or possessions), subject to the Final Dividend being declared by the shareholders by passing Resolution 2, the right to choose to receive new shares in the Company instead of cash in respect of some or all of their Final Dividend.

5. In relation to Resolution 3, three Directors will retire from office at the meeting and will offer themselves for re-election. Chow Chung-kong, David Gordon Eldon and Christine Fang Meng-sang will retire from office by rotation at the meeting pursuant to Articles 87 and 88 of the Articles of Association, and will offer themselves for re-election.

6. In relation to Resolution 6, an explanatory statement (as required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, the "**Listing Rules**") is set out in the Appendix to the document containing this notice.

7. By Resolutions 5 and 7, approval is being sought from shareholders, as a general mandate in compliance with section 57B of the Companies Ordinance (Cap. 32 of the Laws of Hong Kong) and the Listing Rules, so that in the event it becomes desirable for the Company to issue any new shares, the Board of Directors is given the flexibility and discretion to allot and issue new shares up to ten per cent. of the issued share capital of the Company, together with such number of shares as may be repurchased by the Company pursuant to the general mandate under Resolution 6, as more particularly described in Resolutions 5, 6 and 7. The members of the Board of Directors wish to state, however, that they have no immediate plans to issue any new shares of the Company, other than pursuant to: (i) the scrip dividend alternative which is proposed to be offered; (ii) the Rules of the Company's New Joiners Share Option Scheme; or (iii) the Rules of the Company's Pre-Global Offering Share Option Scheme.

8. In relation to Resolution 8, a summary of the Rules of the 2007 Share Option Scheme (as required by the Listing Rules) is set out in Appendix II to the document containing this notice.

MTR Corporation

(kk).

# MTR CORPORATION LIMITED（地鐵有限公司）

**(Stock Code: 66)**

## PROXY FORM

**Form of proxy for use by shareholders at the Annual General Meeting of the Company on 7th June, 2007 and at any adjournment thereof**

I/We (Note 1) ______________________________________________

of (Note 2) ______________________________________________

being the registered holder(s) of (Note 3) ______________ ordinary shares of HK$1.00 each in the capital of MTR Corporation Limited (地鐵有限公司) (the "**Company**"), hereby appoint the Chairman of the meeting (Notes 4 and 5) or ______________

______________ of ______________ and/or

______________ of ______________

• to act as my/our proxy to attend and, on a poll, vote for me/us and on my/our behalf at the Annual General Meeting of the Company to be held on 7th June, 2007 at 11:30 a.m. and at any adjournment thereof (and to exercise all rights conferred on proxies under law, regulation and the Articles of Association of the Company).(Note 6)

I/We wish my/our proxy to vote as indicated below in respect of the resolutions to be proposed at the meeting. *Please indicate how you wish your vote(s) to be cast on a poll by ticking the appropriate box next to each resolution.*(Note 7)

| Ordinary Resolutions | For | Against |
|---|---|---|
| 1. To receive and consider the audited Statement of Accounts and the Reports of the Directors and the Auditors of the Company for the year ended 31st December, 2006. | | |
| 2. To declare a final dividend for the year ended 31st December, 2006. | | |
| 3. (a) To re-elect Chow Chung-kong as a member of the Board of Directors of the Company. | | |
| (b) To re-elect David Gordon Eldon as a member of the Board of Directors of the Company. | | |
| (c) To re-elect Christine Fang Meng-sang as a member of the Board of Directors of the Company. | | |
| 4. To re-appoint KPMG as Auditors of the Company and authorise the Board of Directors to determine their remuneration. | | |
| 5. Special business: To grant a general mandate to the Board of Directors to allot, issue, grant, distribute and otherwise deal with additional shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution (as adjusted).* | | |
| 6. Special business: To grant a general mandate to the Board of Directors to purchase shares in the Company, not exceeding ten per cent. of the issued share capital of the Company at the date of this Resolution.* | | |
| 7. Special business: Conditional on the passing of Resolutions 5 and 6, to authorise the Board of Directors to exercise the powers to allot, issue, grant, distribute and otherwise deal with additional shares in the Company under Resolution 5 in respect of the aggregate nominal amount of share capital in the Company purchased by the Company.* | | |
| 8. Special business: To adopt the 2007 Share Option Scheme of the Company and to authorise the Company to grant options thereunder, and to allot, issue or otherwise deal with shares in the share capital of the Company pursuant to the exercise of options granted thereunder.* | | |

Signature ______________ (Note 8) Dated ______________, 2007

*NOTES:*

1. Full name(s) to be inserted in **BLOCK CAPITALS**.
2. Full address(es) to be inserted in **BLOCK CAPITALS**.
3. Please insert the number of shares registered in your name(s); if no number is inserted, this proxy form will be deemed to relate to all the shares in the capital of the Company registered in your name(s).
4. If you are a shareholder who is entitled to attend and vote at the meeting, you are entitled to appoint one or two proxies to attend instead of you and to vote on your behalf on a poll. A proxy need not be a shareholder of the Company, but must attend the meeting in person to represent you.
5. As a matter of law, you have the right to appoint separate proxies to represent respectively such number of the shares you hold as you may specify in this proxy form; but the number of proxies so appointed must not exceed two. You are entitled to appoint a proxy of your own choice. If a proxy (or proxies) other than the Chairman of the meeting is preferred, cross out the words "the Chairman of the meeting" and insert the full name and address of the proxy (or proxies) desired in the space provided. Any changes should be initialled.
6. The person appointed as proxy may exercise all the rights conferred on proxies under law, regulation or the Articles of Association of the Company.
7. If you return this proxy form without indicating as to how your proxy is to vote on any particular matter, the person appointed as your proxy will exercise his discretion as to whether he votes on that matter and, if so, how. Unless instructed otherwise, your proxy may also vote or abstain from voting as he thinks fit on any other business (including amendments to resolutions) which may properly come before the meeting.
8. This proxy form must be signed and dated by the shareholder or his attorney duly authorised in writing. If the shareholder is a company, it should execute this proxy form under its common seal or by the signature(s) of (a) person(s) authorised to sign on its behalf. In the case of joint shareholdings, any one shareholder may sign this proxy form The vote of the senior joint shareholder who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint shareholder(s) and for this purpose seniority will be determined by the order in which the names stand in the register of members in respect of the joint shareholding.
9. To be valid, this proxy form must be completed and delivered to the Company's Registrar, Computershare Hong Kong Investor Services Limited, Rooms 1806-1807, 18th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong, at least 48 hours before the meeting or adjourned meeting (or 24 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting). If this proxy form is signed under a power of attorney, the power of attorney or other authority relied on to sign it (or a copy which has been certified by a notary or an office copy) must be delivered to the Company's Registrar with this proxy form, except that a power of attorney which has already been registered with the Company need not be so delivered.
10. Completion and delivery of this proxy form will not preclude you from attending and voting at the meeting if you so wish.

* *The full text of the Resolution is set out in the Notice of the Annual General Meeting.*

.............................................(please tear here).............................................

# MTR CORPORATION LIMITED（地鐵有限公司）

## ATTENDANCE FORM

Annual General Meeting of the Company to be held at Universal Plaza (6/F), Hongkong International Trade & Exhibition Centre, 1 Trademart Drive, Kowloon Bay, Hong Kong on Thursday, 7th June, 2007 at 11:30 a.m.

If you wish to attend, please sign this attendance form, bring it with you and hand it in on arrival. This will facilitate entry to the Annual General Meeting.

______________

Signature

## THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

(22)

**If you are in any doubt** as to any aspect of this document or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

The Stock Exchange of Hong Kong Limited (the "**Hong Kong Stock Exchange**") takes no responsibility for the contents of this document, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

No Shareholder receiving a copy of this circular and/or an Election Form in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him/her without the Company having to comply with any registration or other legal requirements, governmental or regulatory procedures or any other similar formalities. It is the responsibility of any Shareholder outside Hong Kong who wishes to receive New Shares under the Scheme to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities.

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED

## (地 鐵 有 限 公 司)

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

| *Board of Directors:* | *Registered office:* |
|---|---|
| Dr. Raymond Ch'ien Kuo-fung *(Chairman)*** | MTR Tower |
| Chow Chung-kong *(Chief Executive Officer)* | Telford Plaza |
| Professor Cheung Yau-kai* | Kowloon Bay |
| David Gordon Eldon* | Hong Kong |
| Christine Fang Meng-sang* | |
| Edward Ho Sing-tin* | |
| Lo Chung-hing* | |
| T. Brian Stevenson* | |
| Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)** | |
| Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** | |
| Commissioner for Transport (Alan Wong Chi-kong)** | |

* *independent non-executive Directors*
** *non-executive Directors*

26th April, 2007

To: the shareholders (the "**Shareholders**") of MTR Corporation Limited (地鐵有限公司) (the "**Company**") and the option holders under the Pre-Global Offering Share Option Scheme and the New Joiners Share Option Scheme of the Company (for information only)

Dear Sir or Madam,

### SCRIP DIVIDEND SCHEME (THE "SCHEME")

### 1. INTRODUCTION

**2006 Final Dividend**

On 13th March, 2007, the Board of Directors (the "**Board**") announced the Company's audited annual results for the year ended 31st December, 2006, that they had recommended a final dividend of HK$0.28 per ordinary share of HK$1.00 each in the Company (each, a "**Share**") (the "**2006 Final Dividend**") and, subject to Shareholders' approval at the forthcoming annual general meeting of the Company to be held on 7th June, 2007 (the "**2007 AGM**"), that the 2006 Final Dividend be payable on or about 26th June, 2007 to Shareholders whose names appeared on the register of members of the Company as at the close of business on 17th April, 2007 (the "**Record Date**"). The register of members was closed from 10th April, 2007 to 17th April, 2007 (both dates inclusive). To rank for the 2006 Final Dividend, all completed transfer forms, accompanied by the relevant share certificates, had to be lodged with the Company's Registrar for registration not later than 4:30 p.m. on 4th April, 2007.

Save for US Shareholders, all Shareholders resident outside Hong Kong should consult their professional advisers as to whether or not they are permitted to participate in the Scheme or whether any government or other consents are required or other formalities need to be observed. No Shareholder receiving a copy of this circular and/or an Election Form in any territory outside Hong Kong may treat the same as an invitation to elect for Shares unless in the relevant territory such invitation could lawfully be made to him without the Company having to comply with any registration or other legal requirements, governmental or regulatory procedures or any other similar formalities. It is the responsibility of any Shareholder outside Hong Kong who wishes to receive New Shares under the Scheme to comply with the laws of the relevant jurisdictions including procedures or any other similar formalities. Persons who receive New Shares in lieu of the cash dividend must also comply with any restrictions on the resale of the Shares which may apply outside Hong Kong.

## 6. LISTING AND CLEARING AND SETTLEMENT

Application has been made to the Listing Committee of the Hong Kong Stock Exchange for listing of, and permission to deal in, the New Shares.

Subject to the granting of listing of, and permission to deal in, New Shares issued pursuant to the Scheme on the Hong Kong Stock Exchange, such New Shares will be accepted as eligible securities by Hong Kong Securities Clearing Company Limited for deposit, clearance and settlement in the Central Clearing and Settlement System ("**CCASS**"). Shareholders should seek the advice of their stockbroker or other professional adviser for details of those settlement arrangements and how such arrangements will affect their rights and interests. All activities under CCASS are subject to the general rules of CCASS and CCASS Operational Procedures in effect from time to time.

The Company's Shares are listed on the Hong Kong Stock Exchange. The Company's debt issuance programme is listed on the Hong Kong Stock Exchange and on the London Stock Exchange. US$ fixed rate notes due 2014 issued by MTR Corporation (C.I.) Limited, a wholly-owned subsidiary of the Company, under the debt issuance programme and guaranteed by the Company are listed on the London Stock Exchange. The Company's US$ global notes due 2009 are listed on the Hong Kong Stock Exchange and on the Luxembourg Stock Exchange. The Company's US$ global notes due 2010 are listed on the Luxembourg Stock Exchange. There is no other stock exchange on which the Company's Shares or debt securities are listed or dealt in or on which listing or permission to deal is being or proposed to be sought at this time.

## 7. GENERAL

New Shares issued to a Qualifying Shareholder pursuant to an election to receive some or all of their 2006 Final Dividend in New Shares may be allocated in odd lots (of fewer than a board lot of 500 Shares). No special dealing arrangements will be put in place by the Company to facilitate the trading or disposal of New Shares issued in odd lots. Qualifying Shareholders should be aware that odd lots usually trade at a discount to the price of board lots.

Whether or not it is to your advantage to elect to receive New Shares instead of cash, in whole or in part, in respect of the 2006 Final Dividend and/or in respect of future dividends declared after the 2006 Final Dividend (including final and/or interim dividends) will depend upon your own individual circumstances and the decision in this regard, and all effects resulting therefrom must be solely your responsibility. **If you are in any doubt as to what to do, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.** Shareholders who are trustees are recommended to take professional advice as to whether an election to receive New Shares is within their powers and as to the effect of such election having regard to the terms of the relevant trust instrument.

## 8. TIMETABLE

Set out below is a summary of the events in relation to the Scheme in the form of a timetable.

| Event | Date/Time |
|---|---|
| Record Date | 17th April, 2007 |
| Latest time for return of Election Form (and, if applicable, return of letter revoking any previous standing instructions to receive <u>only</u> New Shares for the 2006 Final Dividend and all future final and interim dividends) by Qualifying Shareholders | 25th May, 2007, 4:30 p.m. |
| Despatch of cheques for cash dividends and definitive certificates for New Shares at the risk of recipients | On or about 26th June, 2007 |

Yours faithfully,
**Leonard Bryan Turk**
*Secretary*

**IF YOU HAVE ANY QUERIES IN RELATION TO THE SCHEME PLEASE CALL THE FOLLOWING TELEPHONE HOT-LINE: 2862 8555.**

*Members of the Board:* Dr. Raymond Ch'ien Kuo-fung *(Chairman)***, Chow Chung-kong *(Chief Executive Officer)*, Professor Cheung Yau-kai*, David Gordon Eldon*, Christine Fang Meng-sang*, Edward Ho Sing-tin*, Lo Chung-hing*, T. Brian Stevenson*, Frederick Ma Si-hang (Secretary for Financial Services and the Treasury)**, Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)** and Commissioner for Transport (Alan Wong Chi-kong)**

*Members of the Executive Directorate:* Chow Chung-kong, Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk

* *independent non-executive Directors*
** *non-executive Directors*

*This document is in English and Chinese. In the case of any inconsistency, the English version shall prevail.*

| BOX A | NAME(S) AND ADDRESS OF REGISTERED SHAREHOLDER(S) |
|---|---|
| | |

| BOX B | NUMBER OF SHARES HELD AT RECORD DATE, 17TH APRIL, 2007 | |
|---|---|---|

**THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

**THE STOCK EXCHANGE OF HONG KONG LIMITED TAKES NO RESPONSIBILITY FOR THE CONTENTS OF THIS ELECTION FORM, MAKES NO REPRESENTATION AS TO ITS ACCURACY OR COMPLETENESS AND EXPRESSLY DISCLAIMS ANY LIABILITY WHATSOEVER FOR ANY LOSS HOWSOEVER ARISING FROM OR IN RELIANCE UPON THE WHOLE OR ANY PART OF THE CONTENTS OF THIS ELECTION FORM.**

地鐵公司
MTR Corporation

# MTR CORPORATION LIMITED (the "Company")

# (地鐵有限公司)

(Incorporated in Hong Kong with limited liability)

**(Stock Code: 66)**

**SCRIP DIVIDEND SCHEME (the "Scheme")**

## ELECTION FORM

**PART 2 - CASH DIVIDEND ONLY**

If you wish to receive only cash for the final dividend for the year ended 31st December, 2006 (the "**2006 Final Dividend**") and for future final and interim dividends declared after the 2006 Final Dividend, you do not need to take any action. Therefore, please DO NOT return this Election Form.

(If you wish to receive only cash for the 2006 Final Dividend and you wish to elect to receive only extra shares of HK$1.00 each in the Company credited as fully paid (the "New Shares") for future final and interim dividends declared after the 2006 Final Dividend for which a scrip alternative is available, you should enter a tick (✓) in Box D and in Box E and SIGN, DATE and RETURN this Election Form.)

**PART 3 - SCRIP DIVIDEND ONLY**

If you wish to receive only New Shares for the 2006 Final Dividend, please just SIGN, DATE and RETURN this Election Form.

(If you wish to receive only New Shares for the 2006 Final Dividend and you wish to elect to receive only New Shares for future final and interim dividends declared after the 2006 Final Dividend for which a scrip alternative is available, you should also enter a tick (✓) in Box D.)

**PART 4 - PART CASH DIVIDEND AND PART SCRIP DIVIDEND**

If you wish to receive your entitlement to the 2006 Final Dividend partly in cash and partly in New Shares, please ENTER in Box C the number of shares which you held on the Record Date, 17th April, 2007 for which you require the 2006 Final Dividend to be paid in New Shares. Then SIGN, DATE and RETURN this Election Form.

(**You cannot complete Box C and enter a tick (✓) in Box E. If you do so, your tick (✓) in Box E will be deemed invalid.** If you sign this Election Form without completing Box C and you do not enter a tick (✓) in Box E, or if you elect to receive New Shares in respect of a greater number of shares than your registered holding on the Record Date, 17th April, 2007, you will be deemed to have elected to receive only New Shares in respect of ALL the shares registered in your name on the Record Date, 17th April, 2007. Therefore, you will receive only New Shares for the 2006 Final Dividend.)

| BOX C | NUMBER OF SHARES HELD AT RECORD DATE, 17TH APRIL, 2007 FOR WHICH 2006 FINAL DIVIDEND IS TO BE PAID IN NEW SHARES | |
|---|---|---|

**PART 5 - FUTURE SCRIP DIVIDENDS DECLARED AFTER THE 2006 FINAL DIVIDEND**

If you wish to receive, in respect of ALL shares registered in your name on the relevant record date(s), only New Shares instead of cash for future final and interim dividends declared after the 2006 Final Dividend for which a scrip alternative is available, please ENTER a tick (✓) in Box D. If you have entered a tick (✓) in Box D and you wish to receive only cash for the 2006 Final Dividend, please also ENTER a tick (✓) in Box E. Then SIGN, DATE and RETURN this Election Form.

(You cannot choose to receive your future dividend entitlements partly in cash and partly in New Shares. Therefore, if you enter a tick (✓) in Box D, unless and until you cancel such election by notice in writing to the Company's Registrar, you will receive only New Shares for future final and interim dividends declared after the 2006 Final Dividend for which a scrip alternative is available for all of the shares registered in your name on the relevant record date(s), without having to complete any further Election Forms. **You cannot enter a tick (✓) in Box E and complete Box C. If you do so, your tick (✓) in Box E will be deemed invalid.**)

| BOX D | ELECTION FOR NEW SHARES FOR FUTURE DIVIDENDS | |
|---|---|---|

| BOX E | ELECTION FOR CASH ONLY FOR 2006 FINAL DIVIDEND | |
|---|---|---|

TO THE BOARD OF DIRECTORS OF MTR CORPORATION LIMITED (地鐵有限公司):

I/We, the undersigned and above-named shareholder(s), give notice that the 2006 Final Dividend should be paid in accordance with the instructions given above, subject to the terms and conditions set out in the document dated 26th April, 2007 and the Memorandum and Articles of Association of the Company. If so indicated in Box D above, I/we wish this election to apply to my/our entire holding on the relevant record date(s) (to fall after the Record Date of 17th April, 2007 for the 2006 Final Dividend), for and on the same terms as subsequent offers made to other shareholders, until revoked in writing by me (or my personal representatives)/us (or the personal representatives of the last of us to die).

SIGNED (usual signature(s))

(1)........................ (2)........................ (3)........................ (4)........................

Daytime telephone number (if any): ........................ Date: ........................ 2007.

**In the case of joint holders, all must sign.**

**In the case of a corporation, this form should be signed on its behalf by a duly authorised officer whose office should be stated.**

THIS ELECTION FORM IS FOR THE USE ONLY OF THE SHAREHOLDER(S) NAMED IN BOX A. THE RIGHT TO NEW SHARES INSTEAD OF THE WHOLE OR PART OF CASH DIVIDENDS IS NON-TRANSFERABLE. IF YOU ARE NOT A "QUALIFYING SHAREHOLDER" (AS DEFINED IN THE DOCUMENT IN RELATION TO THE SCHEME DATED 26TH APRIL, 2007) YOU SHOULD NOT COMPLETE THIS ELECTION FORM AND, IF YOU DO SO, SUCH ELECTION FORM WILL BE VOID AND OF NO EFFECT.

CERTIFICATES AND/OR CHEQUES FOR DIVIDEND ENTITLEMENTS WILL BE SENT BY ORDINARY POST TO THE SHAREHOLDER(S) AND AT THE SHAREHOLDERS' RISK TO THE ADDRESS STATED ABOVE.

WHERE APPLICABLE, THIS FORM SHOULD BE RETURNED TO THE COMPANY'S REGISTRAR, COMPUTERSHARE HONG KONG INVESTOR SERVICES LIMITED, ROOMS 1806-1807, 18TH FLOOR, HOPEWELL CENTRE, 183 QUEEN'S ROAD EAST, HONG KONG TO ARRIVE **NOT LATER THAN 4:30 P.M. ON 25TH MAY, 2007. WHERE APPLICABLE, IF THIS ELECTION FORM IS NOT COMPLETED CORRECTLY AND RETURNED BY SUCH TIME, ALL OF YOUR 2006 FINAL DIVIDEND WILL BE PAID IN CASH AND ANY ELECTION YOU MAY HAVE MADE TO RECEIVE NEW SHARES FOR FUTURE DIVIDENDS DECLARED AFTER THE 2006 FINAL DIVIDEND FOR WHICH A SCRIP ALTERNATIVE IS AVAILABLE WILL BE OF NO EFFECT. THE DECISION OF THE COMPANY IN ANY DISPUTE RELATING TO THE SCHEME SHALL BE CONCLUSIVE AND BINDING.**

006986

MTR Corporation

(n n)

26th April, 2007

Dear Sir or Madam,

## MTR Corporation Limited（地鐵有限公司）(the "Company")
## (Stock Code: 66)
## 2006 Annual Report ("AR") and Summary Report ("SR")

***To those shareholders who have received either the English or the Chinese version of the AR or the SR:***

Each of the AR and the SR has been prepared in English and Chinese. A copy prepared in the language different from that in which you have received is available upon request. To request such copy, please complete either Part A or Part B of the request form below and send it to the Company's share registrar, Computershare Hong Kong Investor Services Limited, using the enclosed postage-prepaid envelope.

***To those shareholders who have chosen to rely on the AR and the SR posted on the Company's website in lieu of printed copies of those documents and to receive by post a printed copy of the notification of the publication of those documents on the Company's website:***

The AR and the SR are now available (in both English and Chinese versions) on the Company's website at www.mtr.com.hk. You may access those documents by clicking the cover of the AR and/or the cover of the SR in a separate window on the home page of the Company's website.

If you have any queries about how to obtain copies of the AR and the SR or how to access those documents on the Company's website, please call the Company's hotline on 2881 8888.

Yours faithfully,
**Leonard Bryan Turk**
*Secretary*
For and on behalf of
**MTR Corporation Limited**

(please tear here)

## REQUEST FORM

To: MTR Corporation Limited (地鐵有限公司)

**PART A**

***If you have already received either the English or the Chinese version of the AR, please use this Part A. You do NOT need to complete this form if you have already received both the English and the Chinese versions of the AR or if you have received the AR in the language you want.***

☐ I have already received the Chinese version of the AR but I would now like to receive its English version.

OR

☐ I have already received the English version of the AR but I would now like to receive its Chinese version.

OR

**PART B**

***If you have already received either the English or the Chinese version of the SR, please use this Part B. You do NOT need to complete this form if you have already received both the English and the Chinese versions of the SR or if you have received the SR in the language you want.***

☐ I have already received the Chinese version of the SR but I would now like to receive its English version.

OR

☐ I have already received the English version of the SR but I would now like to receive its Chinese version.

Name ____________________ Signature ____________________

Date ____________________ Contact telephone number ____________________

Registered address ____________________

***Note: If you need to complete and return this form, please tick only one box on this form. Any form with more than one box ticked, with no box ticked or otherwise incorrectly completed will be void.***

MTR Corporation

RECEIVED



This Summary Financial Report 2006 only gives a summary of the information and particulars of MTR's 2006 Annual Report from which this Summary Financial Report is derived. Both documents are available (in both English and Chinese versions) in electronic form on the Company's website at www.mtr.com.hk.

You may obtain a printed copy of the 2006 Annual Report free of charge by writing to the Company's share registrar, Computershare Hong Kong Investor Services Limited, or our Corporate Relations Department. Their details are set out on page 49 of this Summary Financial Report.









# Summary financial report 2006



## Contents



You may at any time choose to receive summary financial reports or annual reports in printed form or to rely on their versions posted on the Company's website. You may also at any time choose to receive (a) summary financial reports or annual reports in place of the other and (b) the English version only, the Chinese version only or both the English and the Chinese versions of the Company's summary financial reports or annual reports. You may make the above choices notwithstanding any wish to the contrary has previously been conveyed to the Company. You may change your choice on these matters by writing to the Company's share registrar, Computershare Hong Kong Investor Services Limited, whose details are set out on page 49.

If you have already chosen to rely on the versions of the summary financial reports and annual reports posted on the Company's website or have difficulty in having access to those documents, you will, promptly upon written request, be sent those documents in printed form free of charge. Please send your request to the Company's share registrar, Computershare Hong Kong Investor Services Limited.

### Vision

To be a world class enterprise, growing in Hong Kong and beyond, focusing on rail, property and related businesses

### Mission

Provide excellent value to our customers, enhancing their quality of life, and contributing to development of the communities in which we operate

Provide opportunities for employees to grow and prosper with the Company and reward our investors

Develop the rail network as the backbone of public transport in Hong Kong

Grow in Mainland China and capture opportunities in Europe by building on our core competencies

# MTR Corporation at a glance

We adopt a "Rail and Property" business model whereby we work with developers to build key residential and commercial properties at stations and depots. We believe that an urban rail network creates a convenient living and commercial environment in which high quality communities can be developed, whose residents create patronage for the railway. This approach has been effective in developing and financing railways in Hong Kong and is now being emulated in other cities.


Railway operations

**Business description**

We operate an urban rail network serving Hong Kong that stretches 91 kilometres with 53 stations and deploys over 1,000 rail cars. With average weekday patronage over 2.5 million, MTR is one of the most intensively used systems in the world, known for its reliability, safety and efficiency.

**2006 Highlights**

- Exceeded all Performance Requirements under the Operating Agreement and Customer Service Pledges
- Completed platform screen door retrofit
- Record customer satisfaction levels for service quality and fares
- Independently ranked as the best value for money and best customer service in public transport services


Station commercial and other businesses

**Business description**

We leverage our railway assets and expertise into additional businesses, including rental of station retail units, advertising in trains and stations, telecommunication income, rail consulting and the Ngong Ping Cable Car and related facilities. We have also developed the Octopus card in which we retain a majority shareholding.

**2006 Highlights**

- Ngong Ping 360 opened and well received
- Retail zones of 11 stations renovated, and 32 new shops built
- New advertising products such as Real Time Projection Zone, advertising train and 6-sheet scrolling advertising panels strengthened market positioning
- Expansion of plasma network with new content


Property business

**Business description**

We develop mainly residential properties, in conjunction with property developers. We own investment properties, mainly shopping centres and offices, and manage our properties and others. Our investment portfolio includes six shopping centres and 18 floors of the Two IFC office tower.

**2006 Highlights**

- Tender of Package Two of Tseung Kwan O Area 86 awarded to a subsidiary of Cheung Kong (Holdings) Ltd
- The Edge, our 70% owned and our sixth shopping centre, completed and opened for business
- Tender of Area 56 of Tseung Kwan O awarded in February 2007 to a subsidiary of Sun Hung Kai Properties Ltd
- Ginza Mall in Beijing opened in January 2007


Overseas growth

**Business description**

We continue our strategy to grow overseas by investing in urban rail networks in the Mainland of China, and pursuing "asset-light" operating contracts in European markets that are deregulated or opening to new entrants.

**2006 Highlights**

- Concession, lease and financing agreements for Beijing Metro Line 4 signed, and construction programme on target
- Preparation works for Shenzhen Metro Line 4 in progress
- Our partnership with Laing Rail for the London Rail Concession entered the Best and Final Offer bidding stage
- Our joint venture bid with Swedish railway company SJ for the Öresundståg concessions in Sweden and Denmark submitted

## Turnover


in HK$ billion
7.69
7.59
8.35
9.15
9.54
2002
2003
2004
2005
2006

## Operating profit before depreciation (after property development profit)


in HK$ billion
7.77
9.12
9.10
11.25
11.02
2002
2003
2004
2005
2006

## Total assets


in HK$ billion
101.1
102.4
106.7
113.7
120.4
2002
2003
2004
2005
2006



"We and our counterparts at KCRC have been working together to ensure as smooth an integration as possible on Day One of the merger. The merger is expected to yield synergies, while the travelling public will experience benefits"

Dear Stakeholders,

I am pleased to present to you the annual results of MTR Corporation for 2006, which continue the growth momentum of recent years.

For the year, the sound economy and our ability to leverage this through our proven "Rail and Property" model combined to increase our total revenue to HK$9,541 million, 4.2% higher than 2005, leading to an increase of 2.0% in operating profit before property development profit and depreciation. However, underlying profit, excluding revaluation gain on investment properties, decreased marginally by 2.9% to HK$5,962 million due to very strong property development profit recognised in 2005, the magnitude of which was not repeated in 2006. Including investment property revaluation, our net profit attributable to equity shareholders was HK$7,759 million and earnings per share were HK$1.41. Your Board of Directors has recommended a final dividend of HK$0.28, the same as in 2005.

For the year, three issues stand out which I would like to discuss: the proposed merger, our growth strategy and our continuing efforts towards ensuring sustainable growth.

## Proposed merger

The proposed merger of MTR Corporation and Kowloon-Canton Railway Corporation (KCRC) has moved closer following the signing by the Company in April of a Memorandum of Understanding (MOU) with the Government of the Hong Kong SAR (Government) setting out the terms of the merger of the rail operations, together with the acquisition of a property package. The Rail Merger Bill was submitted to the Legislative Council (LegCo) in July, shortly followed by the first meeting of the LegCo Bills Committee on the bill. Should LegCo pass the bill, independent shareholders will then be invited to vote on the merger.

In the meantime, we and our counterparts at KCRC have been working together to ensure as smooth an integration as possible on Day One of the merger. The merger is expected to yield synergies, while the travelling public will experience benefits including lower fares and improved integration of the networks. To achieve these goals, we recognise the need to take account of the needs of staff and of the two different corporate cultures, and have worked assiduously not only to put in place the right structures, but to keep staff informed of progress throughout.

## Growth strategy

The merger clearly forms a part of our strategy for growth, which covers both Hong Kong and overseas markets, where we will not only leverage the assets and skills we have, but invest in further expansion.

In Hong Kong, this year saw the commencement of the Ngong Ping 360 cable car service on Lantau Island, and the opening of our sixth shopping centre, The Edge in Tseung Kwan O. The former's teething problems notwithstanding, both attractions have performed well compared to original projections. We continue to explore network expansion opportunities in Hong Kong and maintain close discussions with Government on the proposed West Island Line as well as the South Island Line (East), both of which have been receiving considerable level of community support.

Outside of Hong Kong, in the Mainland of China, we signed the Concession Agreement for the Beijing Metro Line 4 project with the Beijing Municipal Government in April and are awaiting final approval on the Shenzhen Metro Line 4 project. At the same time, we are actively pursuing other opportunities in key cities such as Beijing, Shenzhen, Hangzhou, Wuhan and Suzhou. In Europe, meanwhile, our joint-venture with the UK's Laing Rail is now among the two remaining bidders for the London Rail Concession, while we are in partnership with Swedish railway company SJ bidding for concessions in Sweden and Denmark.

## Sustainability

Inherent in our commitment to achieving growth is the aim to ensure that the growth is sustainable. We have a strategy in place that focuses on the four key areas of community, process, strategy and people, which when integrated with our cost optimisation and stakeholder engagement processes, will help to foster a sustainable competitive advantage for the Company.

In 2006, we officially adopted the MTR Corporation Climate Change Policy, which is modelled on the recently established policy of the International Union of Public Transport (UITP), whose Sustainable Development Commission we currently chair. Our climate change policy commits us to adapt to and mitigate the risks posed by climate change by becoming one of the most resource efficient and ecologically sustainable companies of our kind in the world. Through this initiative, we hope to make a leading contribution to the Action Blue Sky Campaign launched in July by the Chief Executive of the Hong Kong SAR.

Our efforts in sustainability have garnered increasing recognition internationally and during the year, we were ranked seventh amongst the 100 global corporate leaders in sustainability reporting in a Global Reporters 2006 survey undertaken by UK-based think tank, SustainAbility, in association with the United Nations Environment Programme and Standard & Poor's. Singled out for our reporting excellence, governance and business strategy, we were the only Asia-based corporation, the only transport organisation and one of the only two non-OECD companies amongst the leading ten companies named in the survey.

Locally, our various community schemes continued to reach out to people in need and the Company was awarded the Caring Company Logo for two consecutive years for 2005/06 and 2006/07 by the Hong Kong Council of Social Service. The "More Time Reaching Community" volunteering programme, launched in November 2005, has been a great success and has led to 81 community projects in 2006, addressing a wide variety of causes. In April, we co-organised the "MTR HONG KONG Race Walking 2006" together with the Hong Kong Amateur Athletic Association. The objective of this event is to encourage people to walk more as a form of daily exercise. It attracted 1,000 walkers in 14 categories, making it the largest event of its kind in Hong Kong, and raised over HK$1.2 million for the Hospital Authority's health education campaign. Our ability to make a difference to the lives of some of the less fortunate in our community through such programmes gives me great personal satisfaction and has allowed hundreds of Company employees to expand their horizons through their participation in such activities.

Finally, I would take this opportunity to thank my fellow Board Members, management and all staff of the Company for their efforts during the year in support of our objective of continued growth.

Raymond K. F. Ch'ien

Dr. Raymond Ch'ien Kuo-fung, *Chairman*
Hong Kong, 13 March 2007



"Steady progress from all our recurring businesses enabled MTR Corporation to post good financial results in 2006... increased revenue by 4.2%... and operating profit before property development profit and depreciation by 2.0%"

Dear Stakeholders,

I am pleased to report that steady progress from all our recurring businesses enabled MTR Corporation to post good financial results in 2006. For the year, the Company increased revenue by 4.2% to HK$9,541 million, and operating profit before property development profit and depreciation by 2.0% to HK$5,201 million. Net profit attributable to shareholders, excluding revaluation of investment properties, decreased marginally by 2.9% to HK$5,962 million. The slight decrease in underlying profit was due to the very strong property development profit recognised in 2005, the magnitude of which was not repeated in 2006. Including investment property revaluation, net profit attributable to equity shareholders was HK$7,759 million. Corresponding earnings per share were HK$1.08 before investment property revaluation and HK$1.41 after such revaluation. The Board, after considering the cash requirements of the proposed rail merger with Kowloon-Canton Railway Corporation (KCRC), has recommended a final dividend of HK$0.28, which when combined with the interim dividend of HK$0.14, brings the full year dividend to HK$0.42.

In April 2006, the Company signed a Memorandum of Understanding (MOU) with the Government of the Hong Kong SAR (Government) with regard to the proposed rail merger with KCRC. The year also saw our growth strategy taking root with the signing of the Concession Agreement for the Beijing Metro Line 4 (BJL4) project after approval from the Central Government.

## Operational review

### Hong Kong railway operations

For the year, total patronage on the MTR Lines and Airport Express increased by 1.1% to 876 million.

Patronage on the MTR Lines increased by 1.0% to 867 million. Our overall market share of the total franchised public transport market was maintained at 25%. Cross-harbour market share was also broadly unchanged at 61%. Patronage on the Airport Express increased by 12.8% to 9.6 million, mainly due to the opening of the AsiaWorld-Expo (AWE) Station in December 2005. Airport Express' estimated market share of passengers travelling to and from the airport increased from 22% in 2005 to 23%.

Competition in the public transport sector remained intense and after a strong first quarter of patronage growth, the effect of the Football World Cup, when many people stayed at home, led to softened demand in the second quarter. However, in the second half of the year patronage growth on the MTR Lines resumed. The full year increase in patronage benefited from a full year contribution from the Disneyland Resort Line (DRL), which entered service in August 2005, and from the AWE Station, which opened in December 2005. The reduction in certain bus fares as a result of the introduction of their new fare adjustment mechanism during the year had little impact on our businesses, as such reduction applies mainly to travellers from outlying areas not directly served by our network.

Average fare revenue per passenger on MTR Lines increased from HK$6.67 in 2005 to HK$6.82, due to the full-year effect of both changes in certain promotion programmes and the opening of DRL operations.

Despite rising costs, our rail operations achieved improved financial results. Hong Kong's economic growth has fed into wage pressure, which we were able to offset through increased efficiency.

As in previous years, patronage was underpinned by MTR's high performance standard and service quality. Our customer service performance continued to surpass both the Government's minimum requirement under the Operating Agreement, and our own more stringent Customer Service Pledges. During the year, MTR passenger journeys on time and train service delivery were both at 99.9%, while Service Quality Index, based on customer satisfaction surveys, for the MTR Lines and Airport Express registered 71 and 81 respectively on a 100-point scale. We also maintained our leading position in the 12-member Community of Metros (CoMET) benchmarking report in areas of customer service, service reliability and cost efficiency.

We continued to invest not only in expansion of the network, but in service quality and efficiency to meet the ever changing expectations of the travelling public. The programme to retrofit platform screen doors at all 74 platforms of our underground stations was completed in the first half of 2006, and three new pedestrian links were added to improve access at Choi Hung, Kwai Fong and Tiu Keng Leng stations. We commissioned three new trains on the Tung Chung Line to increase train frequency and replaced the motor alternator sets on 78 trains on MTR Lines with the state-of-the-art static inverters. We also launched a major project to install noise barriers on sections of the Tung Chung Line to minimise the noise impact to nearby residents from the increased train frequency, and a new rail replacement programme to progressively upgrade the rail infrastructure on the Kwun Tong and Tsuen Wan lines, designed to improve ride quality and service reliability.

Our efforts to market the rail network again achieved results. A "Ride 10 Redeem Hello Kitty Stamps" promotion not only generated additional patronage but also contributed to income as the stamps became a collectible item. Innovation was again to the fore, as we launched our first game, the Happy Index Promotion, and two TV projects, a tailor-made game show and sponsorship of a situation comedy, which successfully reinforced perceptions of our customer service.

On Airport Express, the increasingly popular Airport Express "Ride to Rewards" loyalty programme was enhanced with the additional option of award points from the Dragonair VISA card. We also made efforts to expand the reach of the programme by offering it to shareholders. To attract more local leisure travellers, fare promotions including discounts on return journeys and free rides for children using Child Octopus card were offered during festive seasons. Overseas passengers, meanwhile, were offered fare discounts on tourist products through a partnership with the Hong Kong Tourism Board and the UnionPay Discover Hong Kong Club. An advertising campaign was launched to increase awareness of the newly opened AWE Station.

The Company's marketing, branding and passenger awareness efforts achieved considerable external recognition during the year. We won the "Top Ten Most Popular TV Commercials Award" and "Most Impressive TV Commercial" in the 12th Annual Most Popular TV Commercial competition held by ATV. The Company took the "Prime Awards for Brand Excellence 2006 – Transport Services" award given by *Prime Magazine*, and the "Hong Kong Brands – Classic" award jointly presented by *East Week* magazine and Sing Tao Publishing. In addition, MTR Corporation's print campaign on train boarding safety was named one of Hong Kong's Top Ten Print Advertisements in the "Metro Global Print Awards 2006" organised by *Metropolis Daily*.

MTR was ranked as the best value for money and best customer service provider amongst all public transport services in Hong Kong, based on the "Public Transportation Study" conducted in June by an independent research agency.

**Station commercial and other businesses**

Our station commercial and other businesses again saw solid growth during the year as we continue to leverage our rail assets and expertise, resulting in revenue increasing 3.3% to HK$1,606 million. In 2005, there was a one-off income from termination of a telecommunication agreement; excluding this one-off item and another similar, albeit much smaller one-off item in 2006, revenue from our station commercial and other businesses would have increased by 8.0% from last year.

# "Total patronage increased to 876 million"

# "Station commercial and other businesses saw solid growth as we continue to leverage our rail assets and expertise"

In advertising, revenue grew 4.7% to HK$534 million as we continued to set the pace in outdoor advertising in Hong Kong through an expanded plasma network and innovation in formats, which included "Real-Time Projection Zones" and a new advertising train – the "Spectacular Mobile Showcase". Airport Express meanwhile saw the introduction of a new multimedia system that offers more flexibility to advertisers.

Station kiosk rental revenue grew 13.7% to HK$391 million. Station commercial space totalled 16,867 square metres at year end with the completion of 11 additional stations under the station renovation programme. This brings to 38 stations that have been renovated in this programme since 2001. We also added 32 new shops and 15 new brands to our station commercial business.

Telecommunications revenue declined by 22.5% to HK$259 million, due to the one-off items mentioned earlier. Excluding the one-offs, such revenue would have decreased marginally by 3.2% due to the continued erosion of 2G mobile telephone revenue by less profitable 3G usage. TraxComm, however, continued to expand its optical fibre business and at year-end its optical fibre network covered 40 locations.

2006 saw an encouraging start to operations for Ngong Ping 360, which is owned by the Company and operated by Skyrail-ITM (Hong Kong) Ltd (Skyrail). Since its opening in September, the cable car and associated theme village have proven very popular, generating revenue of HK$64 million as at the end of 2006. This new tourist attraction has now received over 1 million local and overseas visitors to date. Despite some teething problems, it has operated, by international standards for cableway systems, at a high level of reliability. The Company has worked closely with Skyrail to seek continuous improvement so as to make Ngong Ping 360 a "must see" tourist attraction in Hong Kong.

In external consultancy, in line with our strategy to focus on key cities that could lead to investment opportunities, revenue declined 5.7% to HK$199 million. In the Mainland of China, we successfully concluded a number of contracts, progressed our project management consultancy work on Shanghai Metro Line 9 and signed major new contracts in Beijing and Chengdu. In Hong Kong, the project to construct an Automated People Mover System to connect the Hong Kong International Airport to SkyPlaza and the SkyPier saw good progress. In Taiwan, the Company was awarded a three year contract with the Kaohsiung Rapid Transit Corporation and a two year contract with the Taiwan High Speed Rail Company. We also secured consultancy assignments in Dubai and the UK.

Octopus Holdings Limited, in which we hold a 57.4% stake, increased its contribution to the Company's profit by 70% to HK$68 million, with cards in circulation rising to 14.7 million while average daily transactions increased by 13.3% to HK$73.3 million.

### Hong Kong extension projects

In Hong Kong, we continue to pursue new railway extension projects with a view to maintaining our growth in the local market.

We completed the preliminary design study on the West Island Line in 2006 and submitted a project proposal to the Government's Environment, Transport and Works Bureau. Negotiations with Government on the implementation plan and funding support have continued throughout the year. The project continues to enjoy strong community support.

Our proposal for the South Island Line (East) remains with Government for consideration.

Works to improve the connectivity to our stations continue. The new departure platform connecting the Airport Express with SkyPlaza, which houses the second terminal of the Hong Kong International Airport, was opened in February 2007. The Queensway Subway linking Admiralty Station with Three Pacific Place was also opened in February 2007. Elsewhere, work is expected to begin on a new pedestrian subway at Lai Chi Kok Station in the first quarter of 2007, while other new pedestrian links are under consideration at Prince Edward, Causeway Bay, Tsim Sha Tsui, Kwai Hing, Kowloon Bay, Choi Hung, Sheung Wan and Olympic stations.

**Property businesses**

The Hong Kong property market was steady in 2006, benefiting our property development business.

Profit for the year from property developments was HK$5,817 million. During 2006, profit recognised from Airport Railway projects included mainly deferred income recognition, in line with construction progress, at Harbour Green (Olympic Package Three), Coastal Skyline and Caribbean Coast (respectively, Tung Chung Packages Two and Three) and fit out works at Elements, together with sharing in kind on receipt of an additional gross floor area of 7,609 square metres of this shopping centre. Along the Tseung Kwan O Line, development profit came primarily from surplus proceeds from Central Heights (Area 57a), Metro Town (Tiu Keng Leng Phase 1) and The Grandiose (Area 55b).

With residential property prices stabilising, sales and pre-sales during the year saw steady progress both along the Airport Railway, including flats at Harbour Green and La Rossa in Coastal Skyline, as well as, at Le Point, The Grandiose and Central Heights in Tseung Kwan O.

The year also saw property tender activity, with the award in January of the tender of Package Two of Tseung Kwan O Area 86 to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. For this package, MTR Corporation extended a HK$4 billion interest free loan to the developer in return for an increased sharing in kind of the development.

In January 2007, tenders were invited for Area 56 of Tseung Kwan O with the award in February 2007 to Lansmart Ltd, a subsidiary of Sun Hung Kai Properties Ltd. The proposed development will be a mixed-use project comprising hotel, office, residential, commercial and car parking accommodations with a total gross floor area of not more than 168,537 square metres.

Total revenue from property investment and property management increased by 7.3% to HK$1,412 million.

Revenue from property investment increased by 6.8% to HK$1,263 million as shopping centre rental rates moved higher, and the portfolio remained fully let except for small areas of Luk Yeung Galleria that were repossessed for renovation work. MTR Corporation's total investment property portfolio as at end of 2006 was 174,916 square metres, being the total lettable floor area attributable to the Company.

One new shopping centre was added to the MTR Corporation's portfolio, taking the total to six, with an aggregate lettable floor area of 119,619 square metres attributable to the Company. The Edge, 70% owned by the Company, with a lettable floor area of 7,683 square metres, opened at Tseung Kwan O Station in November. Later in 2007 the portfolio will be joined by Phase 1 of Elements, our upscale mall with gross floor area of 82,750 square metres at Kowloon Station. This development is scheduled for opening by the end of 2007 and about 90% of the retail space has already been committed to date. In addition, our wholly owned wet market in Tung Chung as well as the 51% owned Choi Hung Park n' Ride Carpark opened during the year.

We continued to enhance the retail environment of our shopping centres through renovations and well planned marketing campaigns. In 2006, the major renovation programme at Telford Plaza I was completed in December and the Heng Fa Chuen wet market re-opened in August, following renovation works. Competition in this sector is expected to intensify in the coming years as many new shopping centres are expected to open.

Revenue from property management recorded strong growth of 12.0% to HK$149 million. Our property management business added 4,518 residential units to the portfolio, bringing the total number of residential units managed by the Company to 58,876 at year end. In addition, 16,546 square metres of commercial properties were added, bringing to 582,073 square metres the total area of commercial and office space under MTR Corporation's property management.

In the Mainland of China, following extensive re-decoration and re-positioning, the Ginza Mall, a shopping centre with a lettable floor area of 19,349 square metres situated in the Dong Cheng district of Beijing, was opened in January 2007 with close to 90% of its shops let. Three new property management contracts for luxury office/commercial developments in Beijing's central business district were signed during the year with SOHO China Ltd.

## Merger

One of the most significant events for the Company in 2006 was the signing in April of the MOU with the Hong Kong SAR Government, setting out the terms for the proposed rail merger with KCRC, together with the acquisition of a property package.

The signing of the MOU marked a milestone for railway development in Hong Kong. The merger package carefully balances the interests of our stakeholders and, if completed, would be value accretive to the Company. For the travelling public, the merger will bring immediate reduced fares and better integration of the two rail networks.

The merger requires the passage of a Rail Merger Bill as well as approval by our independent shareholders. The Rail Merger Bill was submitted to the Legislative Council (LegCo) of Hong Kong SAR by the Government on 5 July 2006 and is currently under deliberation. Should LegCo approve the bill, the proposal will become effective only after obtaining approval from independent shareholders.

While the approval processes are being progressed, various integration committees and working groups at all levels of the two rail companies have been working strenuously as one team to ensure that a high level of integration is achieved on Day One of the merger, so that the travelling public will benefit from immediate fare reductions.

## Overseas growth

Expansion into overseas markets is part of our growth strategy. As noted before, our strategy overseas is to pursue metro investment opportunities in the Mainland of China, while pursuing "asset light" railway operating franchises in Europe.

### Mainland of China

In the Mainland of China, the most significant event of 2006 was the signing in April of the Concession Agreement for the RMB15.3 billion BJL4 project with the Beijing Municipal Government, which marked our overseas growth strategy taking root. Approximately RMB4.6 billion, or 30% of the total cost, is being borne by a Public-Private Partnership (PPP) company which is 49% owned by MTR Corporation, 2% by Beijing Infrastructure Investment Co. Ltd. and 49% by Beijing Capital Group. The balance of the capital cost will be funded by the Beijing Municipal Government. Under the Concession Agreement, the PPP company will invest in the electrical and mechanical railway systems and the rolling stock, and operate the line for 30 years. With the business licence now granted and the Concession Agreement, Lease Agreement and Financing Agreement all signed, work has moved on rapidly. Contracts for the rolling stock, signalling and automatic fare collection systems have already been awarded, and 23 of the 24 stations are now under construction. Construction is expected to be completed by 2009.

In Shenzhen, we await final approval from the National Development and Reform Commission on the RMB6 billion Shenzhen Metro Line 4 project which incorporates the "Rail and Property" model. This follows our signing in 2004 of the Agreement in Principle and initialling in 2005 of the Concession Agreement with the Shenzhen Municipal Government to build Phase 2 of the line and to operate Phases 1 and 2 for 30 years. Related utilities diversion and land resumption have begun. Initial preparatory work is near completion and civil work is ready to begin.

While making progress on these projects, we have been pursuing similar projects in key cities such as Shenzhen, Beijing, Hangzhou, Wuhan and Suzhou.

### Europe

In January 2007, our joint bid with Laing Rail for the London Rail Concession (LRC) entered the final stages of the selection process as one of two remaining bidders and we expect the result by mid 2007. The LRC currently serves 60 stations over 60 route miles in the Greater London region, and carries approximately 23 million passengers per year. In February 2007, in joint venture with Swedish railway company SJ, we also submitted a bid for the Öresundståg concessions in Sweden and Denmark.

## Financial review

The Company continued to achieve good financial performance in 2006. Fare revenue for the MTR Lines increased by 3.3% from 2005 to HK$5,911 million, while that for Airport Express increased by 9.1% to HK$612 million. Non-fare revenue from station commercial and other businesses as well as property rental and management activities grew by 5.1% to HK$3,018 million. Excluding the one-off income from telecommunication, the increase in non-fare related revenue would have been 7.7%. As a result, total revenue in 2006 was HK$9,541 million, an increase of 4.2% from 2005.

Operating costs in 2006 amounted to HK$4,340 million, an increase of 7.1% from 2005, mainly attributable to an increase in expenses relating to non-fare business activities in line with their business growth, as well as project studies and new business development in the Mainland of China and Europe. Operating profit from railway and related businesses before depreciation in 2006 therefore increased by 2.0% from 2005 to HK$5,201 million while operating margin declined from 55.7% to 54.5%

"The merger package carefully balances the interests of our stakeholders and would be value accretive to the Company"

"In the Mainland of China, the most significant event of 2006 was the signing of the Concession Agreement for the RMB15.3 billion Beijing Metro Line 4 project"

Profit from property development amounted to HK$5,817 million, mainly comprising surplus proceeds from developments along the Tseung Kwan O Line and deferred income recognition and the receipt of an additional gross floor area of 7,609 square metres of the Elements. This was a reduction of 5.3% from property development profit recognised in 2005 of HK$6,145 million. Depreciation charge was maintained at a similar level to 2005, at HK$2,674 million while net interest expense increased by 2.7% to HK$1,398 million mainly due to an increase in interest rates. Excluding investment property revaluation, net profit after tax from underlying businesses was HK$5,962 million, or HK$1.08 per share, slight decreases of 2.9% and 4.4% respectively from 2005. After accounting for the revaluation of investment properties, reported earnings attributable to the shareholders of MTR Corporation for 2006 were HK$7,759 million with earnings per share of HK$1.41.

The Company's cash flow position remained strong during the year with net cash inflow of HK$5,400 million generated from recurring businesses and HK$4,400 million of cash receipts from property developers and purchasers. After payments for capital expenditure, interest expenses, changes in working capital and dividend payments, the Company recorded positive cash flow of HK$3,866 million for the year, before a one-off interest-free loan of HK$4,000 million provided to a property developer. After this one-off loan advance, there was a cash deficit of HK$134 million which was financed by increase in debt of HK$94 million and drawdown of cash balances of HK$40 million.

The Financial Secretary Incorporated ("FSI") has committed, for dividends declared relating to financial years up to 31 December 2006, to receive all or part of its entitlement to such dividends in the form of shares (where a scrip dividend is offered by the Company) to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash. FSI has agreed to extend this commitment to dividends declared in respect of each of the three financial years ending 31 December 2009.

## People

We have continued our effort to retain and develop high calibre individuals to align with the development of our growth strategy.

The pay-for-performance culture was reinforced through an effective reward mechanism, more attractive remuneration packages and career progression for young professional talents. At the same time, we continued to stress the importance of achieving a work / life balance through education on this topic and provision of a 24-hour hotline counselling service for staff and their families.

We have always regarded people as our most valuable asset. The dedication and professionalism of our staff have always been the foundation of MTR Corporation's success. The proposed rail merger with KCRC represents a significant step for the Company. It is of critical importance that we keep our people informed of the process and to consult them on matters that may affect their future. Tremendous effort was therefore put into communicating with staff about the proposed merger, beginning with some 60 communication sessions held in April. Since then, staff has been kept abreast of progress through various channels, including a video and letters from myself and my colleagues, small group briefings, a merger hotline and email. In addition, a special merger newsletter has been published jointly by MTR Corporation and KCRC. We have also worked hard during the year to align human resource functions, work cultures and practices between the two companies.

Training initiatives in 2006 included those focusing on safety and customer service, and were delivered through many channels, including e-learning. Company apprentices gained Outstanding Apprentices/Trainees Awards from the Vocational Training Council, while trainers successfully acquired China's National Enterprise Trainer Qualification.

"Finally, I would like to take the opportunity to thank my fellow directors and all of our staff for their support during the year. They are the heroes of MTR"

During the year, we have undertaken three major initiatives to develop management talents in order to meet future requirements of the Company. These initiatives are designed for capable staff with high potential at various levels in the organisation. They are selected through a rigorous process, and are offered individualised programmes which include academic or professional training, cross functional placements and planned career movements. The People Development Initiative provides opportunities to executives and senior managers. The Executive Associate Scheme is designed to develop young managers with high potential. The Graduate Trainee Programme expands its activities to top university graduates in the Mainland of China and overseas, in addition to Hong Kong.

During the year we established a designated HR team specifically to support our colleagues working overseas as part of our overseas growth strategy. A "Stay-in-touch Employee Care & Communication Programme" was launched to enhance communication with our staff working outside Hong Kong.

## Outlook

Barring any major external shocks, we hold a positive view on economic conditions in Hong Kong in 2007.

Our rail business should benefit from the expected economic growth. However, this growth may slow in 2007 as a result of continued intense competition and no fare increases for 24 months from April 2006 as part of the merger MOU. Our station commercial and other businesses will also benefit from the positive economic condition as well as the full year impact of Ngong Ping 360. However, the telecommunications business will continue to face challenges with the migration of 2G users to 3G, which carries less attractive commercial returns to the Company.

In our property businesses, the property investment and management businesses will benefit from the opening of Ginza Mall in Beijing, the expected opening of the Elements shopping centre in Kowloon Station towards the end of 2007, and the full year impact of The Edge. However, it should be noted that new shopping centres generally achieve lower margins than established centres in their initial years of operations. Renovation work will be undertaken at the Luk Yeung Galleria in 2007.

Property developments along both the Airport Railway and Tseung Kwan O Line should continue to contribute to profit in 2007. Along the Airport Railway, deferred income will be recognised in accordance with construction progress and pre-sales. Given current market conditions, we expect the balance of property deferred income to be recognised over the next two years with a large portion of this balance being recognised in 2007. Also along the Airport Railway, depending on pre-sales, there will be surplus proceeds recognised from Harbour Green at Olympic Station. Along the Tseung Kwan O Line, depending on the timing of issuance of Occupation Permit, surplus proceeds will be booked from Le Point at Tiu Keng Leng Station. As I noted last year, in accordance with the Development Agreement and our accounting policy, costs relating to Le Point have already been accounted for when we booked profit from Metro Town (Tiu Keng Leng Phase 1) in 2006.

Finally, I would like to take the opportunity to thank my fellow directors and all of our staff for their support during the year. They are the heroes of MTR.



C K Chow, *Chief Executive Officer*
Hong Kong, 13 March 2007

| | 2006 | 2005 | % Increase/ (Decrease) |
|---|---|---|---|
| **Financial highlights** *in HK$ million* | | | |
| Revenue | | | |
| – Fare | **6,523** | 6,282 | 3.8 |
| – Non-fare | **3,018** | 2,871 | 5.1 |
| Operating profit from railway and related businesses before depreciation | **5,201** | 5,101 | 2.0 |
| Profit on property developments | **5,817** | 6,145 | (5.3) |
| Operating profit before depreciation | **11,018** | 11,246 | (2.0) |
| Profit attributable to equity shareholders | **7,759** | 8,450 | (8.2) |
| Profit attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax) | **5,962** | 6,140 | (2.9) |
| Total assets | **120,421** | 113,666 | 5.9 |
| Loans, obligations under finance leases and bank overdrafts | **28,152** | 28,264 | (0.4) |
| Total equity attributable to equity shareholders | **76,767** | 69,875 | 9.9 |
| **Financial ratios** *in %* | | | |
| Operating margin | **54.5** | 55.7 | (1.2)% pt. |
| Debt-to-equity ratio | **36.7** | 40.4 | (3.7)% pt. |
| Return on average equity attributable to equity shareholders | **10.6** | 12.8 | (2.2)% pt. |
| Return on average equity attributable to equity shareholders (excluding change in fair value of investment properties and related deferred tax) | **8.1** | 9.3 | (1.2)% pt. |
| Interest cover *in times* | **6.7** | 7.6 | (0.9) time |
| Interest cover (excluding impact of change in fair value of derivative instruments) *in times* | **6.7** | 7.5 | (0.8) time |
| **Share information** | | | |
| Basic earnings per share *in HK$* | **1.41** | 1.55 | (9.0) |
| Basic earnings per share (excluding change in fair value of investment properties and related deferred tax) *in HK$* | **1.08** | 1.13 | (4.4) |
| Dividend per share *in HK$* | **0.42** | 0.42 | – |
| Share price at 31 December *in HK$* | **19.56** | 15.25 | 28.3 |
| Market capitalisation at 31 December *in HK$ million* | **108,531** | 83,598 | 29.8 |
| **Operations highlights** | | | |
| Total passenger boardings | | | |
| – MTR Lines *in millions* | **866.8** | 858.0 | 1.0 |
| – Airport Express *in thousands* | **9,576** | 8,493 | 12.8 |
| Average number of passengers *in thousands* | | | |
| – MTR Lines *weekday* | **2,523** | 2,497 | 1.0 |
| – Airport Express *daily* | **26.2** | 23.3 | 12.8 |
| Fare revenue per passenger *in HK$* | | | |
| – MTR Lines | **6.82** | 6.67 | 2.2 |
| – Airport Express | **63.85** | 66.09 | (3.4) |
| Proportion of franchised public transport boardings *in %* | | | |
| – All movements | **25.0** | 25.2 | (0.2)% pt. |
| – Cross-harbour movement | **60.9** | 61.2 | (0.3)% pt. |
| Proportion of transport boardings travelling to/from the airport *in %* | | | |
| – Airport Express | **23** | 22 | 1% pt. |

# Railway operations

Fare revenue from MTR Lines and Airport Express for 2006 increased 3.8% to HK$6,523 million, driven higher by passenger growth from economic expansion, the full-year impact of the opening of Disneyland Resort Line (DRL) and the AsiaWorld-Expo (AWE) Station, and higher average fares from MTR Lines.

## Patronage

Total patronage on MTR Lines rose 1.0% to a record 867 million and average weekday patronage increased 1.0% to 2.5 million. Our share of the total franchised public transport market remained stable at 25%, while cross-harbour market share was also stable at 61%. Fare revenue increased 3.3% to HK$5,911 million.

Airport Express' passenger volume rose 12.8% to 9.6 million. Average daily patronage rose 12.8% to 26,200, and Airport Express' estimated market share rose to 23% from 22%. Fare revenue increased 9.1% to HK$612 million.

## Service promotions

One of our strengths is the effectiveness of our promotions. A "Ride 10 Redeem Hello Kitty Stamps" promotion generated 1.2% additional patronage and contributed extra income as the stamps became collectible items. In May, we launched the Happy Index Promotion, attracting over 20,000 daily users. Two TV projects were also launched – a game show and comedy sponsorship, jointly produced with TVB Jade. These programmes helped reinforce positive customer service perceptions.

We regularly conduct MTR Club surveys to solicit suggestions and opinions. We treasure club members' input and advice as they are long term supporters of our service.

On Airport Express, the increasingly popular "Ride to Rewards" loyalty programme was enhanced with the additional option of award points from Dragonair VISA. To attract more local leisure travellers, fare promotions were offered during festive seasons. Overseas passengers were offered fare discounts on tourist products through a partnership with the Hong Kong Tourism Board and the UnionPay Discover Hong Kong Club. An advertising campaign also helped increase awareness of the newly opened AWE Station.

Promoting patronage on MTR Lines through improved connectivity with other modes of transport helps maintain market share. Seven more feeder bus routes offering inter-modal fare discounts were added, bringing the number to 32 in total. We also introduced four new fare saver machines to offer fare incentives to adult Octopus card holders, resulting in a total of 20 in service by the end of 2006.

Our marketing and branding efforts attracted high-profile awards, including the "Top Ten Most Popular TV Commercials Award" and "Most Impressive TV Commercial" in the ATV-hosted 12th Annual Most Popular TV Commercial awards, "Prime Awards for Brand Excellence 2006 – Transport Services" awarded by *Prime Magazine*, and the "Hong Kong Brands – Classic" award jointly presented by *East Week* magazine and Sing Tao Publishing.

## Service performance

For the sixth consecutive year, we exceeded both the minimum performance levels under the Operating Agreement and our more stringent Customer Service Pledges. Passenger journeys on time for MTR Lines were 99.9%, supported by 99.9% reliability for train service delivery and 99.7% train punctuality.

To improve passenger service further, "Year of the Customer" and "We serve from the heart" campaigns were launched, supported by training for our station staff and platform assistants. There were also elections for Best Station Operators and other campaigns targeting escalator and train door safety.

Customer satisfaction levels remained high. In 2006, the Service Quality Index for the MTR Lines and Airport Express stood at 71 and 81 respectively on a 100-point scale. We also continued to rank high in the international benchmarking exercise performed by the 12-member Community of Metros. Service performances again received widespread recognition. We won *East Week* magazine's "Quality Living Award HK 2006" – Public Transport Category and, for the eighth consecutive year, *Next Magazine's* "Top Service Award 2006" – Public Transport Category.

To ensure continued excellence and effectiveness of safety delivery and meet the requirements of the Operating Agreement, our fifth External Safety Management System Review was undertaken by the American Public Transportation Association. Results revealed that 8 of our safety practices are considered "industry leading effective practices" and 141 "industry effective practices". The review concluded that the Company not only fulfilled internal and industry safety requirements, but is also in many areas a leader in safety management among rail operators worldwide.

## Service improvements

Train services and network infrastructure improvements continued.

The programme to retrofit platform screen doors at all 74 platforms in underground stations finished in the first half of 2006, ending a six-year project. The station improvement programme continued, with 38 stations undergoing improvements and renovations, bringing the number of renovated stations to 46 since the programme started in 1998.

Enhancements were made to passenger information systems in stations and on trains. On the Tung Chung Line, information about the time to the next train was extended, while on Airport Express trains a multi-media system with audio facilities embedded in seat headrests was rolled out. The network's public announcement system and passenger information displays were reconfigured to improve timely release of information.

In January, a rail replacement programme to upgrade the rail infrastructure in the Kwun Tong and Tsuen Wan lines was launched to improve ride quality and service reliability.

Access to the network was improved through completion of new pedestrian links at three stations.

Since September, the frequency of Tung Chung Line trains during peak periods and non-peak hours has been enhanced. By year end, a total of three new trains had been commissioned. The replacement of motor alternators on the 78 trains on MTR Lines by state-of-the-art static inverters was substantially completed. The inverters improve energy efficiency and reliability, and reduce noise.

Station improvements promoting barrier free movement for passengers continued. A new escalator audible device that assists visually impaired passengers was introduced at four stations, and a new induction loop that helps hearing impaired passengers was installed at all stations along the Tung Chung Line and Airport Express. The installation of internal passenger lifts is underway at Lai Chi Kok and Tai Wo Hau stations, while self-operated stair lift installations are underway at seven stations, which will be completed in 2008.

In September we introduced an innovative application of nano silver-titanium dioxide coating to improve hygiene levels in MTR. This powerful non-toxic disinfectant has been applied to commonly touched surfaces in MTR stations, trains and shopping malls. The project was completed in December.

## Productivity

The Company continued to examine ways to improve efficiency and productivity. Operating costs per car kilometre decreased 3.1% to HK$22.1. Maintenance costs were successfully contained, even though the full-year effect of the opening of DRL and the AWE Station resulted in a 3% increase in total revenue car kilometres operated in 2006. Corporate support costs also fell.

Our maintenance information system was upgraded to the Enterprise Asset Management System, enabling us to optimise operational effectiveness and improve asset utilisation and performance.

# Station commercial and other businesses

Revenue from the Company's station commercial and other businesses increased by 3.3% to HK$1,606 million in 2006. Excluding a one-off gain from a telecommunications contract in 2005 and a similar one-off item in 2006, revenue would have increased by 8.0%. The increase was supported by the strong economy and a contribution from Ngong Ping 360.

## Advertising

Advertising revenue rose 4.7% to HK$534 million. The Company continued to enhance the attractiveness of its advertising venues through format refinements and innovation, although the growth of the advertising market slowed in the second half of 2006.

Among new formats introduced, Real Time Projection Zones were introduced at eight MTR stations. June saw the debut of the "Spectacular Mobile Showcase" advertising train. New 6-sheet scrolling units were introduced at Causeway Bay and Kowloon Tong stations.

The number of trackside plasmas increased from 68 to 100 units by year end and three new plasma rings were installed at stations. The Concourse Plasma Network was upgraded to provide real time updates on the Hang Seng Index.

On the Airport Express, the seatback TV was replaced by a multimedia system offering more information and entertainment, and more creative media for advertisers. A free infotainment magazine, *"metropop"*, was launched in April.

In February, we launched a service allowing CLP Power customers to pay their bills at Customer Services Centres.

## Telecommunications

Revenue from telecommunications services decreased by 22.5% to HK$259 million. Excluding the one-off items in 2005 and 2006 mentioned earlier, revenue would have decreased by 3.2%.

Migration of mobile subscribers from 2G to 3G and intense competition meant 2G call minutes and revenue declined. However, other telecommunications business, such as rooftop site rentals, grew.

Market expansion led to higher revenue for TraxComm Limited, whose optical fibre network now covers 40 locations, with bandwidth capacity of over 180 Gbps.

## Station commercial

Revenue from station retail shops benefited from higher rental rates, which offset a temporary net loss of retail space, to rise by 13.7% over 2005 to HK$391 million.

Retail zone renovations were completed at 11 stations. A total of 468 square metres of new retail area was added due to renovation, but the temporary loss of 2,671 square metres at Kowloon Station to facilitate station integration works with the new shopping centre Elements, resulted in the total station retail area decreasing 12% to 16,867 square metres. In all, 32 new shops and 15 new trades or brands were added to the station retail network.

We also expanded cross selling promotions to include instant scratch cards offering discount offers and cash coupons for use in MTR network shops, with a grand lucky draw to win prizes worth up to HK$50,000.

Miscellaneous business revenue including car park rental, souvenir ticket sales, new station connections and publications rose 1.9% to HK$159 million.

## Ngong Ping 360

Ngong Ping 360, the cable car running from Tung Chung to the Big Buddha and temple complex at Ngong Ping on Lantau Island, together with a theme village, opened in September and recorded revenue of HK$64 million by year end. By March 2007, it has carried over 1 million visitors.

## Octopus Holdings Limited

Octopus Holdings Limited (OHL) built on its success in providing payments services to transport and non-transport sectors. Our share of the profit in OHL rose by 70% to HK$68 million.

Growth was driven by more service providers and higher usage. The number of service providers rose from 349 to 431, while Octopus cards in circulation and average daily transaction value rose from 13.2 million to 14.7 million, and from HK$64.7 million to HK$73.3 million respectively. Financial institutions providing Octopus automatic add-value service rose from 19 to 22.

By year end, 59 more green minibuses were accepting Octopus card, bringing the total to 2,806 – virtually the entire fleet. Red minibuses accepting the card increased from 171 to 215, and participating car parks rose from 203 to 231.

More retail chains also joined and the system was adopted in new sectors including churches, exhibitions, skating rinks, children's clothing stores and laundry services.

The Octopus Rewards Programme saw over 1.2 million cardholders having registered their cards, enabling them to enjoy benefits at ten participating partners.

## External consultancy

Our consultancy business strategy focuses on key cities where such work may lead to investment opportunities in the Mainland of China or Europe, or consultancies which can enhance the skill sets of our staff. Consultancy revenue in 2006 was HK$199 million.

The project management consultancy work on Shanghai Metro Line 9 proceeded well. The civil works from Songjiang New Town Station to Guilin Road Station were completed and the opening of Phase 1 by the end of 2007 remains on schedule. Projects for Shenzhen Metro, Tianjin Metro, Tianjin Binhai Mass Transit and the CSR Ziyang Locomotive Works were completed.

We signed a contract to provide consultancy for the Integrated Supervision Control System for Beijing Metro Line 5 and an agreement with Chengdu Metro Corporation for consultancy services. We also renewed our contract with Motorola Asia Pacific Ltd. to support the system design for a digital trunked radio system for the Guangzhou Metro.

In Hong Kong, the Automated People Mover System construction project, connecting the Hong Kong International Airport to SkyPlaza and the SkyPier made good progress.

In Taiwan, contracts began for the Kaohsiung Rapid Transit Corporation and Taiwan High Speed Rail Company. In Dubai, we were awarded a contract to provide engineering advice, while in the UK, we secured a number of consultancy assignments.

## Rail Sourcing Solutions

Following a review we decided to exit the rail related component sourcing business and closed Rail Sourcing Solutions (International) Limited.

# Property business

Our property development business benefited from a steady property market in 2006, whilst the investment portfolio was supported by rising rentals, high demand, a strong economy and vibrant tourism.

## Property development

Profit from property developments was HK$5,817 million, with the bulk of profit from surplus proceeds relating to The Grandiose, Central Heights and Metro Town (Tiu Keng Leng Phase I) developments in Tseung Kwan O and deferred income from Airport Railway projects.

Along the Airport Railway, profit was recognised from deferred income, in line with construction progress, at Harbour Green (Olympic Package Three), Coastal Skyline and Caribbean Coast (Tung Chung Packages Two and Three respectively), fit-out works at Elements in Kowloon Station and from receipt of the shell of an additional gross floor area of 7,609 square metres of retail space at Elements. Sales and pre-sales were good, including those for Harbour Green, Olympic Package Three, and for La Rossa in Coastal Skyline, Tung Chung Package Two.

Several major developments were completed. Elements, the upscale retail development at Kowloon Station, obtained the Occupation Permit for its first phase in December. Units of The Arch, also at Kowloon Station, were handed over to individual owners. Harbour Green at Olympic Station, La Rossa in Coastal Skyline and Crystal Cove (Towers 15 and 16) of Caribbean Coast in Tung Chung obtained their Occupation Permits.

At Caribbean Coast in Tung Chung, the Master Layout Plan for garden houses was approved and foundation works began. At Maritime Square, Tsing Yi, we received town planning approval to convert part of the adjacent lorry park and transport interchange to retail use.

Along the Tseung Kwan O Line, development profit came primarily from surplus proceeds from Metro Town (Tiu Keng Leng Phase I), The Grandiose (Area 55b), and Central Heights (Area 57a). Presales of Le Point, Phase 2 of Tiu Keng Leng, drew a very good response, as did sales for The Grandiose and Metro Town (Tiu Keng Leng Phase I) Towers One, Two, Three and Five.

Two major developments were completed, The Grandiose and Metro Town (Tiu Keng Leng Phase I). The Edge, a majority owned shopping centre located at the podium floors of The Grandiose was completed and opened for business, became our sixth shopping centre.

In January, we awarded the tender for Package Two of Tseung Kwan O Area 86, with a gross floor area of 309,696 square metres, to Rich Asia Investments Limited, a subsidiary of Cheung Kong (Holdings) Limited. The Development Agreement was executed in February. We advanced an interest-free loan of HK$4 billion to Rich Asia Investments Limited in return for an increased sharing in kind of the development. The loan is backed by a parent company guarantee.

In November, the shopping centre at Tiu Keng Leng Station was sold to a subsidiary of Cheung Kong (Holdings) Ltd.

A revised master layout plan for Area 86 was accepted by the Town Planning Board in November.

In February 2007, we awarded the tender of Tseung Kwan O Area 56 to Lansmart Ltd, a subsidiary of Sun Hung Kai Properties Ltd. The proposed development will be a mixed-use project comprising hotel, office, residential, commercial and car parking accommodation with a total gross floor area of not more than 168,537 square metres (including 5,407 square metres for a public transport interchange and associated facilities).

## Investment properties

Revenue from investment properties increased by 6.8% to HK$1,263 million as rental rates increased and we added the new majority owned shopping centre The Edge, with a lettable floor area of 7,683 square metres, to our portfolio. Growth was helped by shopping centre enhancements, stronger consumer demand, an improved employment market, the positive wealth effect from the stock market rally and tourism development on Lantau Island. On average, rental reversions for renewal of leases and reletting increased by 16%.

Demand for high quality retail space enabled the Company to maintain 100% occupancy levels at all its shopping centres, except Luk Yeung Galleria, where 427 square metres of lettable retail space were repossessed ahead of planned renovations. Our wholly owned wet market with lettable floor area of 508 square metres opened in Tung Chung. Phase I of Elements, our majority owned upscale mall at Kowloon Station, with gross floor area of 82,750 square metres, is expected to open by the end of 2007. As at March 2007, 90% of the retail space has been committed by tenants. The Choi Hung Park n' Ride Carpark, in which we have a 51% share, opened during the year.

In total at year end, the overall investment property portfolio attributable to the Company comprised 133,927 square metres lettable floor area of retail properties, 39,529 square metres lettable floor area of offices and 1,460 square metres lettable floor area of other usage.

A major renovation programme at Telford Plaza I was completed and the Heng Fa Chuen wet market reopened after renovations. Our 18 floors at Two IFC remained fully let.

## Property management and other services

Property management business revenue rose 12.0% to HK$149 million. During the year, 4,518 residential units were added to our portfolio, bringing the total number of residential units we manage to 58,876. A total of 16,546 square metres of commercial properties were also added, and including the wet market in Tung Chung and 24-hour passage walkway at The Edge, resulted in total commercial and office area of 582,073 square metres under management.

## Business in the Mainland of China

Our property consultancy, management and related businesses continue to grow in the Mainland of China.

In Beijing, three new property management contracts for office/commercial developments were committed: SOHO Shangdu, Jian Wai SOHO Phase 7 and Chao Wai SOHO. We now have seven property management contracts in the Mainland of China, with a total area of 1,020,254 square metres. We also signed a long-term head lease for the operation of Oriental Kenzo shopping centre, which was extensively redecorated and close to 90% let as of year end. With a lettable floor area of 19,349 square metres, the shopping centre was renamed as Ginza Mall and opened in January 2007.

# Hong Kong network expansion projects

During 2006, we were engaged in the planning and construction of several projects to enhance or extend the existing network.

## Station and tunnel projects

Work is underway on the new Tseung Kwan O South Station at Area 86, and is due to be completed in early 2009, coinciding with the completion of the first property package. Electrical & mechanical contracts were awarded, station substructure works were completed and construction of the superstructure began.

With the Government's plan in Hong Kong Central District proceeding, the Company is extending the Airport Express overrun tunnel beyond Hong Kong Station. The tunnel is expected to be completed in 2009.

### Network extensions under consideration

The West Island Line will extend the Island Line from Sheung Wan Station to Kennedy Town via Sai Ying Pun and University stations. Draft gazette plans were submitted to the Government, and a revised project proposal submitted to the Environment, Transport and Works Bureau.

Under the South Island Line (East) proposal, a medium capacity railway service would run from Admiralty Station to South Horizons on Ap Lei Chau via Ocean Park, Wong Chuk Hang and Lei Tung. We continue our discussion with the Government with the aim of obtaining approval for this project.

The Company also continued to discuss proposals for the North Island Line alignment, an extension of the existing Tung Chung Line along the north shore of Hong Kong Island.

The new departure platform linking SkyPlaza at the Hong Kong International Airport with the Airport Express opened in February 2007, while the Queensway Subway linking Admiralty Station with Three Pacific Place also opened in February 2007.

The design of a pedestrian subway at Sai Yeung Choi Street South linking Pioneer Centre and Prince Edward Station is under review. The Government has, meanwhile, authorised a pedestrian subway at Cheung Lai Street connecting Lai Chi Kok Station with the new developments at the south of Lai Chi Kok Road. Work is expected to begin in the first quarter of 2007 and is scheduled for completion in early 2009.

In July, we submitted a proposal for construction of two underground entrances linking the concourse of Tsim Sha Tsui Station with the redevelopment of the former Hyatt Hotel. Work is scheduled to begin in 2007 for completion in 2010.

A pedestrian subway is also planned to link Tsim Sha Tsui Station's northern platform with the basements of adjoining developments. Work is expected to start in 2009 for completion in 2012.

In November, a proposal for an Underground Pedestrian Link scheme at Causeway Bay Station was submitted to the Government, and pedestrian links are also under consideration at five more stations.

## Overseas growth

We made steady progress in our international growth strategy, with the final approval for the Beijing Metro Line 4 (BJL4) project, preparation work for other projects in the Mainland of China and further exploration of opportunities in Europe.

In Shenzhen, we are awaiting approval from the NDRC to build Phase 2 of Shenzhen Metro Line 4, and operate Phase 1 and Phase 2 for 30 years. We also made further progress on similar potential projects in key cities including Shenzhen, Beijing, Hangzhou, Wuhan and Suzhou.

### Mainland of China

BJL4 is a RMB15.3 billion project, of which 30% or approximately RMB4.6 billion is being borne by a Public-Private Partnership (PPP) company 49% owned by MTR Corporation. The investment by the PPP company will be financed 30% by equity and 70% by two RMB1.6 billion 25-year non-recourse bank loans provided by the Industrial and Commercial Bank of China and China Development Bank. The remaining 70% of the project cost is being funded by the Beijing Municipal Government. The PPP company has a 30-year Concession Agreement.

In January, following the approval of the National Development and Reform Commission (NDRC), the PPP company's business licence was granted and in April the Concession, Lease and Financing agreements signed. Contracts for the rolling stock, signalling and automatic fare collection systems were awarded and 23 of the line's 24 stations are under construction. Completion of construction is expected by 2009.

### Europe

Our strategy in Europe continues to be to pursue "asset-light" operating service contracts, with a primary focus on the UK and Scandinavian markets.

In October, the Company and Laing Rail submitted a joint bid for a gross cost service contract for the newly formed London Rail Concession. In December, Transport for London selected our partnership as one of two bidders to submit a Best and Final Offer and a decision is expected in mid 2007.

In November, we entered into a 50/50 joint venture with Swedish railway company SJ to prepare a joint bid for the Öresundståg concessions in Sweden and Denmark for submission in February 2007. The successful bidder will take over in 2008.

Our bid for the South Western Franchise in the UK was unsuccessful and the contract was awarded to the incumbent franchise holder.

## Human resources

We have an excellent record of attracting and retaining high calibre people, and during 2006 we continued to provide comprehensive staff training programmes.

The proposed rail merger with KCRC is a key issue for staff and we are committed to looking after their interests. Tremendous effort has been made to communicating the merger's possible implications through wide ranging internal communication channels, including a merger newsletter published jointly by both companies. We are also working to ensure a smooth integration by aligning work cultures and human resource policies and practices.

Our efforts to provide a safe and harmonious working environment saw us awarded the Caring Company Logo 2005/06 and again for 2006/2007 by the Hong Kong Council of Social Service. The award recognises initiatives such as the "More Time Reaching Community" programme that involved more than 1,500 Company volunteers in 81 initiatives helping the elderly, underprivileged children and others.

During 2006, we continued to provide wide-ranging training programmes to our staff. Two Company apprentices received Outstanding Apprentices/Trainees Awards from the Vocational Training Council – the ninth consecutive year we have received such recognition. In addition, 17 trainers successfully acquired China's National Enterprise Trainer Qualification, which will help support our growth strategy in the Mainland of China.

Developing talent for general management is crucial and three key initiatives continued to ensure we attract and retain world-class talent. The People Development Initiative identifies and develops high potential staff at executive and senior managerial level. The Executive Associate Scheme identifies and fast tracks development of high potential staff at the middle management level. Finally, the Graduate Trainee Programme recruits and develops top graduates.

With our businesses outside Hong Kong growing rapidly, we established a designated HR team specifically to support the more than 170 staff working internationally. We also launched a "Stay-in-touch Employee Care & Communication Programme" to enhance communication with staff working outside Hong Kong.

# Financial review





## Review of 2006 financial results

### Profit and loss

Fare revenue from MTR Lines increased by 3.3% to HK$5,911 million as a result of a 1.0% growth in patronage to 867 million and a 2.2% increase in average fare to HK$6.82.

Fare revenue from Airport Express increased by 9.1% to HK$612 million due to a patronage increase of 12.8% to 9.6 million resulting from growth in air passengers and the full-year effect of the AWE Station, partly offset by a decline in average fare to HK$63.85 on lower average fares for AWE Station passengers.

Non-fare revenue increased 5.1% to HK$3,018 million, comprising HK$1,606 million from station commercial and other businesses and HK$1,412 million from property ownership and management. In 2005, a one-off income was received from settlement of an early termination of a telecommunication contract. Excluding this and other minor non-recurring incomes, non-fare revenue would have increased 7.7%.

Income from station commercial and other businesses rose 3.3%, attributable mainly to growth in advertising income and shop rental, which rose 4.7% and 13.7% respectively. Ngong Ping 360, which opened in September, also contributed HK$64 million to revenue. Income growth in telecommunications was affected by non-recurring income received in 2005 and continuous cannibalisation and pricing pressure in the mobile phone market. Consultancy and other miscellaneous business revenues were steady.

With continued growth in the retail market and the addition of more retail space and property management contracts in the portfolio, income from property ownership and management increased 7.3% to HK$1,412 million. Rental income increased 6.8% to HK$1,263 million thanks to higher rental rates, increased turnover rent received, the full-year operation of The Lane and the opening of the Choi Hung Park and Ride and The Edge. Property management income increased 12.0%, mainly attributable to the expansion of the management portfolio, including The Arch, The Grandiose and Metro Town.

Staff costs and related expenses rose 2.4%. Operational rents and rates fell 29.3%, affected by a one-off income from settlement with the Government on ratable value assessment relating to the Tseung Kwan O Line. Excluding this item, operational rents and rates would have increased 9.8%. Expenses related to station commercial and other businesses increased 23.7%, while property ownership and management expenses increased 31.1%. Project studies and business development expenses rose HK$125 million due to increased development activities in Hong Kong, the Mainland of China and Europe, and pre-operating expenditure for Ngong Ping 360. Overall operating costs increased 7.1% to HK$4,340 million.

Operating profit from railway and related businesses before depreciation increased 2.0% from HK$5,101 million to HK$5,201million. Operating margin was 54.5%, compared to 55.7% in 2005.

Property development profit was HK$5,817 million compared to HK$6,145 million. This mainly comprised surplus proceeds from The Grandiose, Central Heights and Metro Town; recognition of deferred income from Coastal Skyline, Caribbean Coast, Harbour Green and Elements; and sharing-in-kind in respect of an additional floor area of 7,609 square metres at Elements.

Operating profit before depreciation was HK$11,018 million, a fall of 2.0% from HK$11,246 million. Depreciation charge amounted to HK$2,674 million, a similar level as in 2005 after accounting for the addition of Ngong Ping 360 and other new assets, as well as the full year depreciation charge in 2006 for DRL and the AWE Station.

Net interest expense was HK$1,398 million, an increase of 2.7%, owing to the rise in interest rates and the expensing of interest costs relating to DRL and the AWE Station which are no longer capitalised. With higher market interest rates, our average interest cost increased from 5.1% to 5.5%, while interest cover reduced from 7.6 times to 6.7 times. In compliance with the Hong Kong Accounting Standard (HKAS) 40 on revaluation of investment properties, the increase in market value of our investment properties of HK$2,178 million pre-tax (HK$1,797 million post-tax) was recognised in the profit and loss account.

Our share of net profit of OHL was HK$68 million, an increase of 70%. Our share of costs for bidding for the South Western Train franchise in the United Kingdom was HK$23 million. Tax expense, comprising mainly deferred tax provision, was HK$1,411 million. Net profit fell 8.3% to HK$7,758 million, of which HK$7,759 million was attributable to equity shareholders, a drop of 8.2%. Earnings per share correspondingly decreased from HK$1.55 to HK$1.41.

Excluding investment property revaluation and the related deferred tax, underlying profit was HK$5,962 million or HK$1.08 per share, respectively 2.9% and 4.4% lower.

The Board recommended a final dividend of HK$0.28 per share, amounting to HK$1,554 million, with a scrip dividend option offered to all shareholders except those with registered addresses in the US or any of its territories or possessions. The Financial Secretary Incorporated has agreed to receive its entitlement to dividends in the form of shares to the extent necessary to ensure that a maximum of 50% of the Company's total dividend will be paid in cash. It also agreed to extend this commitment to 2009.

### Balance sheet

Our balance sheet remains strong, with the bulk of assets invested in the railway system. Total fixed assets increased to HK$106,943 million, mainly attributable to surplus from investment property revaluation, receipt of retail space (The Edge) at the Grandiose and 7,609 square metres gross of Elements and the capitalisation of Ngong Ping 360.

Railway construction in progress decreased to HK$232 million, mainly resulting from transfer-out of the Ngong Ping 360 project costs to fixed assets upon completion, being partly offset by the additional capital expenditures on the SkyPlaza Platform at the Airport and the Tseung Kwan O South Station projects.

Property development in progress increased to HK$3,297 million, mainly due to the capitalisation of interest in respect of an interest-free loan provided to the property developer of Tseung Kwan O Area 86 Package Two development, partly offset by reimbursement, received from the developer of the same project, of up-front costs expended.

Properties held for sale increased to HK$2,018 million from HK$1,311 million, comprising mainly unsold residential units at The Grandiose, Central Heights, Metro Town and The Arch.

In line with the requirements of HKAS 39, derivative financial assets and liabilities of HK$195 million and HK$515 million respectively were recorded, as compared to HK$234 million and HK$307 million last year. The movements were mainly due to higher US interest rates and stronger Hong Kong dollar forward exchange rates during the period, causing a decline in the value of the Group's interest rate and currency fair value hedges.

Debtors, deposits and payments in advance decreased significantly to HK$1,894 million because of collection of receivables from purchasers of pre-sold residential units.

An interest-free loan of HK$4,000 million to the property developer of Tseung Kwan O Area 86 Package Two was recognised at its fair value of HK$3,232 million at inception. As at year end, this loan receivable carried a balance of HK$3,355 million after recognition of capitalised interest of HK$123 million accrued during the year.

The carrying amount of total debt outstanding at year end was HK$28,152 million. Excluding the mark-to-market and hedge accounting effects, total debt outstanding was HK$28,768 million, an increase of HK$94 million. Total debt drawn down was HK$8,428 million, primarily for refinancing.

Deferred income decreased to HK$1,682 million following profit recognition at Tung Chung, Kowloon and Olympic station development packages.

Deferred tax liabilities increased to HK$9,453 million mainly attributable to the tax effect on profit, including provision on property revaluation, at the standard Hong Kong Profits Tax rate of 17.5%.

Share capital, share premium and capital reserve increased by HK$1,189 million to HK$38,639 million due to shares issued for scrip dividend and share options exercised. Together with increases in fixed asset revaluation and other reserves of HK$253 million and retained earnings net of dividends of HK$5,450 million, total equity attributable to equity shareholders increased to HK$76,767 million. As a result, the debt-to-equity ratio improved from 40.4% to 36.7% and net debt-to-equity ratio from 39.9% to 36.3%.

### Cash flow

The Company's cash flow position remained strong during the year with net cash inflow of HK$5,400 million generated from recurring businesses and HK$4,400 million of cash receipts from property developers and purchasers. After payments for capital expenditure, interest expenses, changes in working capital and dividend payments, the Company recorded positive cash flow of HK$3,866 million for the year, before a one-off interest-free loan of HK$4,000 million provided to a property developer. After this one-off loan advance, there was a cash deficit of HK$134 million which was financed by increase in debt of HK$94 million and drawdown of cash balances of HK$40 million.

## Financing activities

### New financings

The Group continued to focus its fund raising activities in the Hong Kong dollar market to take advantage of its strong liquidity and low interest rates. In February and November, we successfully launched two separate fixed rate MTN issues via private placement, a HK$500 million 2-year note and a HK$1.0 billion 3-year note with respective coupon rates of 4.3% and 4.15%.

The excess liquidity in Hong Kong also helped further drive down credit spreads in the banking market, enabling the Group to enter into bilateral loan facilities on attractive terms. In total, the Group arranged HK$2.6 billion of new bilateral bank loans comprising HK$1.5 billion in 5 years maturity and HK$1.1 billion in 7 years maturity. This, together with the MTNs issued, resulted in total new financings of HK$4.1 billion.

At year-end, the Group had total undrawn committed facilities of HK$5.7 billion, which together with cash on hand and projected positive operating cash flow during 2007, would provide sufficient coverage for anticipated funding needs in 2007.

### Cost of borrowing

Our exposure to interest rate risk is well contained due to our conservative mix of fixed and floating rate debts, and ability to secure attractive fixed rate financings. Despite a significant increase in short-term rates in the first half, average borrowing costs for the year rose to 5.5% from 5.1% from 2005, while gross interest expense increased by HK$49 million to HK$1,524 million.

### Risk management

We continued to maintain a well-diversified debt portfolio in accordance with our Preferred Financing Model. The Model seeks to diversify risks by specifying the preferred mix of fixed and floating rate debts, maximum currency exposure, a well-balanced spread of maturities, use of different types of financing instruments and an adequate length of financing horizon to provide sufficient forward coverage of our future funding needs.

We remain an active corporate user of derivative financial instruments, which are used solely for hedging purposes to reduce exposure to interest rate and currency risks. To control counterparty risk exposure, we deal only with counterparties with credit ratings of A-/A3 or better, and assign to each counterparty limit based on its credit rating. In addition, we adopt a risk monitoring framework based on the widely accepted "value-at-risk" and "expected loss" concepts to quantify and monitor these exposures.

### Credit ratings

We were the first Hong Kong corporate entity to obtain internationally recognised credit ratings, and have since maintained ratings on par with the Government.

During the year, Moody's upgraded our long-term foreign currency issuer rating from A1 to Aa3 with a stable outlook. Moody's also reaffirmed our short-term issuer rating at P-1 and long-term local currency issuer/foreign currency debt ratings at Aa3, with a stable outlook which later was changed to positive.

Standard & Poor's also raised our long-term local/foreign currency ratings from AA- to AA whilst reaffirming our short-term local/foreign currency ratings at A-1+ with a stable outlook.

This was followed by R&I's upgrade of our long-term foreign currency rating from AA- to AA and reaffirmation of our short/long-term local currency ratings at a-1+/AA with a stable outlook.

### Financial planning

We continued to use our comprehensive long-term financial planning model to plan our railway operations and evaluate new projects and investments. The model subjects all investments to rigorous evaluations that take into account our weighted average cost of capital and required rate of return. To ensure the results are reliable and robust, we carefully review all key assumptions used in the model, and conduct sensitivity analyses on key variables. To manage our cost of capital effectively, we also regularly conduct detailed assessment of our funding requirements and capital structure.

### Financing capacity

Total capital expenditure for the three years between 2007 and 2009 is estimated to be approximately HK$5 billion for existing railways in Hong Kong, HK$1.4 billion for property investment in Hong Kong and HK$6.4 billion for overseas investments, resulting in a total of HK$12.8 billion.

Of the HK$6.4 billion requirement for overseas investment, a RMB3.6 billion project loan for the Shenzhen Metro Line 4 project has already been secured. As such, total expenditures for the next three years are considered modest, and the Group is expected to have sufficient financing capacity to fund other new Hong Kong and overseas investments.

# Ten-year statistics

| | 2006* | 2005* | 2004* | 2003* | 2002* | 2001* | 2000* | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Financial** | | | | | | | | | | |
| **Profit and loss account** *in HK$ million* | | | | | | | | | | |
| Turnover | **9,541** | 9,153 | 8,351 | 7,594 | 7,686 | 7,592 | 7,577 | 7,252 | 6,981 | 6,574 |
| Operating profit before depreciation | **11,018** | 11,246 | 9,097 | 9,116 | 7,769 | 7,301 | 7,290 | 5,523 | 4,720 | 3,805 |
| Depreciation | **2,674** | 2,682 | 2,499 | 2,402 | 2,470 | 2,178 | 2,091 | 2,039 | 1,426 | 927 |
| Interest and finance charges | **1,398** | 1,361 | 1,450 | 1,539 | 1,125 | 874 | 1,143 | 1,104 | 475 | 95 |
| Increase in fair value (net of deferred tax) on investment properties† | **1,797** | 2,310 | 2,051 | – | – | – | – | – | – | – |
| Profit | **7,758** | 8,463 | 6,543 | 4,450 | 3,579 | 4,278 | 4,069 | 2,116 | 2,819 | 2,783 |
| Dividend proposed and declared | **2,328** | 2,299 | 2,259 | 2,215 | 2,161 | 2,118 | 500 | – | – | 1,252 |
| Earnings per share *in HK$* | **1.41** | 1.55 | 1.23 | 0.85 | 0.70 | 0.85 | 0.81 | 0.42 | – | – |
| **Balance Sheet** *in HK$ million* | | | | | | | | | | |
| Total assets | **120,421** | 113,666 | 106,674 | 102,366 | 101,119 | 98,126 | 92,565 | 87,250 | 82,104 | 75,428 |
| Loans, obligations under finance leases and bank overdrafts | **28,152** | 28,264 | 30,378 | 32,025 | 33,508 | 31,385 | 27,203 | 23,177 | 16,897 | 10,875 |
| Deferred income | **1,682** | 3,584 | 4,638 | 5,061 | 6,226 | 8,411 | 10,403 | 13,776 | 15,970 | 16,705 |
| Total equity attributable to equity shareholders | **76,767** | 69,875 | 61,892 | 57,292 | 53,574 | 53,893 | 50,355 | 45,115 | 42,601 | 41,815 |
| **Financial Ratios** *in percentage* | | | | | | | | | | |
| Operating margin | **54.5** | 55.7 | 54.2 | 49.3 | 52.2 | 53.4 | 51.7 | 48.2 | 47.3 | 53.7 |
| Non-fare revenue as a percentage of turnover | **31.6** | 31.4 | 29.0 | 27.7 | 25.6 | 24.6 | 24.6 | 22.2 | 22.1 | 21.0 |
| Debt-to-equity ratio | **36.7** | 40.4 | 49.1 | 55.9 | 62.5 | 58.2 | 54.0 | 51.4 | 39.7 | 26.0 |
| Debt-to-equity ratio (excluding revaluation reserves) | **37.1** | 40.9 | 49.3 | 63.3 | 71.1 | 66.4 | 62.2 | 58.5 | 45.0 | 31.3 |
| Interest cover *in times* | **6.7** | 7.6 | 6.1 | 5.6 | 4.5 | 3.8 | 3.8 | 3.7 | 5.1 | 15.7 |
| **Employees** | | | | | | | | | | |
| Corporate management and service departments | **909** | 896 | 860 | 855 | 886 | 930 | 966 | 1,031 | 1,317 | 1,104 |
| Operations | **4,528** | 4,600 | 4,669 | 4,730 | 4,836 | 4,756 | 4,943 | 5,132 | 5,890 | 4,575 |
| Engineering and project | **265** | 246 | 366 | 402 | 551 | 978 | 904 | 918 | 1,111 | 2,380 |
| Property development and management | **833** | 689 | 660 | 642 | 618 | 567 | 519 | 456 | 468 | 427 |
| China and international businesses• | **104** | 82 | – | – | – | – | – | – | – | – |
| Total | **6,639** | 6,513 | 6,555 | 6.629 | 6,891 | 7,231 | 7,332 | 7,537 | 8,786 | 8,486 |

* Consolidated results
† New accounting standard requirement
• New division established in 2005

| | 2006* | 2005* | 2004* | 2003* | 2002* | 2001* | 2000* | 1999 | 1998 | 1997 |
|---|---|---|---|---|---|---|---|---|---|---|
| **Railway operations** | | | | | | | | | | |
| **Revenue car km operated** | | | | | | | | | | |
| *in thousands* | | | | | | | | | | |
| MTR Lines | **115,784** | 114,449 | 114,364 | 112,823 | 103,318 | 96,751 | 92,199 | 94,704 | 94,260 | 84,258 |
| Airport Express | **20,077** | 17,122 | 16,081 | 15,227 | 19,467 | 19,458 | 19,557 | 19,394 | 9,011 | – |
| **Total number of passengers** | | | | | | | | | | |
| *in thousands* | | | | | | | | | | |
| MTR Lines | **866,754** | 857,954 | 833,550 | 770,419 | 777,210 | 758,421 | 767,416 | 779,309 | 793,602 | 811,897 |
| Airport Express | **9,576** | 8,493 | 8,015 | 6,849 | 8,457 | 9,022 | 10,349 | 10,396 | 3,928 | – |
| **Average number of passengers** | | | | | | | | | | |
| *in thousands* | | | | | | | | | | |
| MTR Lines – weekday average | **2,523** | 2,497 | 2,403 | 2,240 | 2,261 | 2,231 | 2,240 | 2,284 | 2,326 | 2,382 |
| Airport Express – daily average | **26** | 23 | 22 | 19 | 23 | 25 | 28 | 29 | 22 | – |
| **Average passenger km travelled** | | | | | | | | | | |
| MTR Lines | **7.7** | 7.6 | 7.7 | 7.7 | 7.6 | 7.4 | 7.3 | 7.4 | 7.4 | 7.4 |
| Airport Express | **29.7** | 30.4 | 30.2 | 29.7 | 29.9 | 29.8 | 29.7 | 29.9 | 31.2 | – |
| **Average car occupancy** | | | | | | | | | | |
| MTR Lines | **58** | 57 | 56 | 53 | 57 | 58 | 61 | 61 | 62 | 71 |
| Airport Express | **14** | 15 | 15 | 13 | 13 | 14 | 16 | 16 | 14 | – |
| **Proportion of franchised public transport boardings** | | | | | | | | | | |
| *in percentage* | | | | | | | | | | |
| All movements | **25.0** | 25.2 | 24.8 | 24.3 | 23.5 | 23.5 | 24.1 | 25.2 | 25.7 | 25.9 |
| Cross-harbour movement | **60.9** | 61.2 | 59.6 | 58.7 | 58.2 | 57.4 | 57.9 | 60.3 | 61.9 | 64.2 |
| **Proportion of transport boardings** | | | | | | | | | | |
| *in percentage* | | | | | | | | | | |
| To/from the airport | **23** | 22 | 21 | 23 | 25 | 27 | 28 | 32 | 25 | – |
| **HK$ per car km operated (all services)** | | | | | | | | | | |
| Fare revenue | **48.0** | 47.7 | 45.5 | 42.9 | 46.6 | 49.3 | 51.1 | 49.4 | 52.7 | 61.6 |
| Railway operating costs | **22.1** | 22.8 | 22.3 | 22.5 | 22.8 | 24.6 | 26.8 | 27.3 | 29.2 | 29.5 |
| Railway operating profit | **25.9** | 24.9 | 23.2 | 20.4 | 23.8 | 24.7 | 24.3 | 22.1 | 23.5 | 32.1 |
| **HK$ per passenger carried (all services)** | | | | | | | | | | |
| Fare revenue | **7.44** | 7.25 | 7.05 | 7.06 | 7.28 | 7.46 | 7.35 | 7.14 | 6.82 | 6.39 |
| Railway operating costs | **3.43** | 3.47 | 3.45 | 3.70 | 3.57 | 3.72 | 3.85 | 3.94 | 3.78 | 3.06 |
| Railway operating profit | **4.01** | 3.78 | 3.60 | 3.36 | 3.71 | 3.74 | 3.50 | 3.20 | 3.04 | 3.33 |
| **Safety Performance** | | | | | | | | | | |
| Number of reportable events^ | **826** | 748 | 701 | 641 | 690 | 686 | 748 | 859 | 842 | 814 |
| Reportable events per million passengers carried^ | **0.94** | 0.86 | 0.83 | 0.82 | 0.88 | 0.89 | 0.96 | 1.09 | 1.05 | 1.00 |
| Number of staff and contractors' staff accidents | **23** | 31 | 25 | 33 | 24 | 39 | 36 | 49 | 65 | 54 |

^ Reportable events are occurrences affecting railway premises, plant and equipment, or directly affecting persons (with or without injuries), that are reportable to the Secretary for the Environment, Transport and Works of the Hong Kong SAR Government under the Mass Transit Railway Regulations, ranging from suicides/attempted suicides, trespassing onto tracks, to accidents on escalators, lifts and moving paths.

## Corporate Governance Practices

The Company is committed to ensuring high standards of corporate governance in the interests of shareholders and devotes considerable effort to identifying and formalising best practices. This Report describes how the Company has applied the principles of the Code on Corporate Governance Practices (the "Code") contained in Appendix 14 of The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

The Company has complied throughout the year ended 31 December 2006 with the Code Provisions except that, with respect to Code Provision A.4.1, non-executive Directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of The Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong) ("MTR Ordinance")) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's articles of association ("Articles of Association"). As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

## The Board of Directors

The overall management of the Company's business is vested in the Board. Pursuant to the Articles of Association and the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Directorate, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders. These include financial statements, dividend policy, significant changes in accounting policy, annual operating budget, certain material contracts, strategies for future growth, major financing arrangements and major investments, risk management strategies, treasury policies and fare structures.

The Board comprises 11 members, consisting of one executive Director (the Chief Executive Officer) and ten non-executive Directors, of whom six are independent non-executive Directors. In this regard, the Company exceeds the requirement of the Listing Rules which requires every board of directors of a listed issuer to have at least three independent non-executive directors.

Following the Board's decision to split the roles of Chairman and Chief Executive Officer, Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. In July 2006, he was re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

Mr. Chow Chung-kong was appointed as the Chief Executive Officer of the Company with effect from 1 December 2003 for a term of three years. He was also appointed as a Member of the Board on the same date. His contract as the Chief Executive Officer of the Company was renewed for a further term of three years with effect from 1 December 2006.

Two of the other non-executive Directors (being the Secretary for the Environment, Transport and Works and the Commissioner for Transport) are appointed by the Chief Executive of The Hong Kong Special Administrative Region of the People's Republic of China ("HKSAR"). Another non-executive Director, Mr. Frederick Ma Si-hang, is the Secretary for Financial Services and the Treasury of the Government of the HKSAR. The Government of the HKSAR through The Financial Secretary Incorporated, holds approximately 76% of the issued share capital of the Company.

Coming from diverse business and professional backgrounds, the non-executive Directors actively bring their valuable experience to the Board for promoting the best interests of the Company and its shareholders. On the other hand, the independent non-executive Directors contribute to ensuring that the interests of all shareholders of the Company are taken into account by the Board and that relevant issues are subjected to objective and dispassionate consideration by the Board. The Company has received confirmation from each independent non-executive Director about his/her independence under the Listing Rules, and continues to consider each of them to be independent.

Each Director ensures that he/she can give sufficient time and attention to the affairs of the Company. They are requested to disclose the number and nature of offices held in public companies or organisations and other significant commitments as well as their identity to the Company twice a year.

Biographies of the Members of the Board and the Executive Directorate are set out on pages 29 to 32. None of the Members of the Board and the Executive Directorate has any relationship (including financial, business, family or other material or relevant relationships) between each other, although Commissioner for Transport (Mr. Alan Wong Chi-kong) and Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung) were appointed by the Chief Executive of the HKSAR, and Mr. Frederick Ma Si-hang was appointed by The Financial Secretary Incorporated, and Ms. Christine Fang Meng-sang sits on various government advisory committees.

As permitted under its Articles of Association, the Company has arranged Directors' and Officers' Liability Insurance for which Members of the Board and officers of the Company do not have to bear any excess.

## Chairman and Chief Executive Officer

The posts of Chairman and Chief Executive Officer are distinct and separate (please refer to the respective appointment of Dr. Raymond Ch'ien Kuo-fung as the non-executive Chairman of the Company, and Mr. Chow Chung-kong as the Chief Executive Officer of the Company and a Member of the Board on this page).

The non-executive Chairman is responsible for chairing and managing the operations of the Board, as well as monitoring the performance of the Chief Executive Officer and Members of the Executive Directorate. Apart from ensuring that adequate information about the Company's business is provided to the Board on a timely basis, the Chairman also ensures that the non-executive Directors make an effective contribution at Board meetings. As head of the Executive Directorate, the Chief Executive Officer is responsible to the Board for managing the business of the Company.

The Chairman held a meeting on 7 March 2006 with all of the non-executive directors without the presence of Members of the Executive Directorate (including the Chief Executive Officer) to discuss the responsibilities of the Board, proceedings at Board Meetings and the performance of Members of the Executive Directorate. Another meeting was held by the Chairman on 13 March 2007.

## Board Proceedings

The Board meets in person regularly, and all Members of the Board have full and timely access to relevant information and may take independent professional advice at the Company's expense, if necessary, in accordance with the approved procedures. The draft agenda for regular Board meetings is prepared by the Legal Director & Secretary and approved by the Chairman of the Company. Members of the Board are advised to inform the Chairman or the Legal Director & Secretary not less than one week before the relevant Board meeting if they wish to include a matter in the agenda of the meeting. The date of the Board meetings for the following year is usually fixed by the Legal Director & Secretary and agreed by the Chairman some time in the third quarter of each year.

At each regular Board meeting, Members of the Executive Directorate together with senior managers report to the Board on their business, including the operations, project progress, financial performance, corporate governance and outlook. The Chief Executive Officer also submits his Executive Summary, which focuses on the overall strategies and principal issues of the Company, to the Board. These reports, together with the discussions at Board meetings, provide information to enable all Members of the Board to make informed decisions for the benefit of the Company. The agenda together with board papers is sent in full at least 3 days before the intended date of the Board Meeting.

All Members of the Board have access to the advice and services of the Legal Director & Secretary, who is responsible for ensuring that the correct Board procedures are followed and advises the Board on all corporate governance matters. The Members of the Board also have full access to all Members of the Executive Directorate as and when they consider necessary.

In 2006, the Board held eight meetings. The proposed merger between the Company and KCRC was discussed at three Board meetings by the Members of the Board who did not have conflicts of interest. In addition, two special meetings solely on the proposed merger were held involving Members of the Board who did not have conflicts of interest. The Secretary for the Environment, Transport and Works and Mr. Frederick Ma Si-hang, the Secretary for Financial Services and the Treasury, were invited to attend one of those special meetings to express the Government's views on the proposed merger. They left the special meeting before the other Members of the Board, who did not have conflicts of interest, discussed the issues involved. Regular updates on other matters relating to the proposed merger (e.g. progress of the Legislative Council's Bills Committee meetings and other in-house integration activities such as staff briefing sessions and establishment of new committees) were also provided by relevant Members of Executive Directorate at board meetings.

The attendance record of each Member of the Board is set out below:

| Directors | Attendance of Board meetings in 2006 |
|---|---|
| **Non-executive Directors** | |
| Dr. Raymond Ch'ien Kuo-fung (Chairman) | 10/10 |
| Commissioner for Transport (Alan Wong Chi-kong) | 8/8 |
| Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung)<br>* 3 meetings were attended by the alternate directors | 8/8* |
| Frederick Ma Si-hang<br>† 5 meetings were attended by his alternate directors | 8/8† |
| **Independent Non-executive Directors** | |
| Professor Cheung Yau-kai | 8/10 |
| David Gordon Eldon | 9/10 |
| Christine Fang Meng-sang | 9/10 |
| Edward Ho Sing-tin | 8/10 |
| Lo Chung-hing | 10/10 |
| T. Brian Stevenson | 7/10 |
| **Executive Director** | |
| Chow Chung-kong (Chief Executive Officer) | 10/10 |

The minutes of Board meetings are prepared by the Secretary of the meeting with details of the matters considered by the Board and decisions reached, including any concerns raised by the Members of the Board or dissenting views expressed. The draft minutes are circulated to all Members of the Board for their comment within a reasonable time after the meeting. The approved procedure is that the Board formally adopts the draft minutes at the subsequent meeting. If Members of the Board have any comment on the draft minutes, they will discuss it at that meeting, followed by a report on what has been agreed in the minutes of that meeting. Minutes of Board Meetings are kept by the Legal Director & Secretary and open for inspection by all Members of the Board at the Company's registered office.

## Appointment, re-election and removal of Members of the Board

A person may be appointed as a Member of the Board at any time either by the shareholders in general meeting or by the Board upon recommendation by the Nominations Committee of the Company. Directors who are appointed by the Board must retire at the first annual general meeting after their appointment. A Director who retires in this way is eligible for election at that annual general meeting, but is not taken into account when deciding which and how many Directors should retire by rotation. In either case, the Directors so elected and appointed are eligible for re-election and re-appointment. At each annual general meeting of the Company, one third of the Directors (or, if the number of Directors is not divisible by three, such number as is nearest to and less than one third) must retire as Directors by rotation.

The Chief Executive of the HKSAR may, pursuant to Section 8 of the MTR Ordinance, appoint up to three persons as "additional directors". Directors appointed in this way may not be removed from office except by the Chief Executive of the HKSAR. These Directors are not subject to any requirement to retire by rotation nor will they be counted in the calculation of the number of Directors who must retire by rotation. In all other respects, the "additional directors" are treated for all purposes in the same way as other Directors. The Chief Executive has appointed the Office for the Secretary for Environment, Transport and Works and the Office for Commissioner for Transport as "additional directors". As there are currently nine Directors subject to the requirement to retire by rotation, and one-third of them shall retire at each annual general meeting of the Company (subject to re-election by the shareholders), each of these Directors is effectively appointed for a term of approximately three years.

Each of the Directors, on appointment to the Board, is given a comprehensive induction programme on key areas of business operations and practices of the Company, as well as a Directors' Manual. Amongst other things, the Manual not only sets out the general and specific duties of the Directors under general law (common law and legislation) and the Listing Rules, but also includes the Terms of Reference of the Board Committees. The Directors' Manual is updated from time to time to reflect developments in those areas.

To assist their continuous professional development, the Legal Director & Secretary recommends Directors to attend relevant seminars and courses. The costs for such training are borne by the Company.

## Accountability

The Members of the Board are responsible for preparing the accounts of the Company and of the Group. The accounts are prepared on a going concern basis and give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006, and of the Group's profit and cash flow for the year then ended. In preparing the accounts for the year ended 31 December 2006, the Members of the Board have selected appropriate accounting policies and, apart from those new and amended accounting policies as disclosed in the notes to the accounts for the year ended 31 December 2006, have applied them consistently with previous financial periods. Judgments and estimates have been made that are prudent and reasonable. The reporting responsibilities of the External Auditor are set out on page 48.

In support of the above, the accounts presented to the Board have been reviewed by the Members of the Executive Directorate. For both the annual and interim reports and accounts, the Finance Division is responsible for clearing them with the External Auditor and then the Audit Committee. In addition, all new and amended accounting standards and requirements adopted by the Company have been discussed and approved at the Audit Committee before adoption by the Company.

## Board Committees

As an integral part of good corporate governance, the Board has established the following Board Committees to oversee particular aspects of the Company's affairs. Each of these Committees comprises non-executive Directors who have been invited to serve as members. Each of the Audit, Remuneration and Nominations Committee is governed by its respective Terms of Reference, which are available on the Company's website: www.mtr.com.hk.

In respect of the proposed merger between the Company and KCRC, and for the purpose of looking after the interest of minority shareholders and ensuring good corporate governance, the Board has established the Independent Committee of the Board ("IBC"). Governed by its Terms of Reference, the IBC comprises all independent non-executive Directors of the Company and is chaired by Edward Ho Sing-tin.

All Committees are provided with sufficient resources to discharge their duties.

### Audit Committee

The Audit Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Committee are T. Brian Stevenson (chairman), Professor Cheung Yau-kai and the Commissioner for Transport (Alan Wong Chi-kong). None of the Committee Members is a partner or former partner of KPMG, the Company's External Auditor. The Finance Director, the Head of Internal Audit and representatives of the External Auditor of the Company are expected to attend meetings of the Committee. At the discretion of the Committee, others may also be invited to attend meetings. The Committee normally meets four times a year, and the External Auditor or the Finance Director may request a meeting if they consider it necessary.

Under its Terms of Reference, the duties of the Audit Committee include financial and efficiency aspects as described below. Amongst other things, the Committee is required to oversee the relationship with the Company's External Auditor, to review the financial information of the Company, and to oversee the Company's financial reporting system and internal procedures. The Committee discusses with the External Auditor the nature and scope of audit and reporting obligations before the audit commences. Apart from giving pre-approval of all audit services, the Committee also pre-approves any non-audit services for complying with relevant legal requirements. The Committee is primarily responsible for making recommendations to the Board on the appointment and removal of the External Auditor, and approving the remuneration and terms of such engagement. With respect to financial information of the Company, the Committee monitors the integrity of financial statements, annual and interim reports and accounts, together with the preliminary announcement of results and other announcements regarding the Company's financial information to be made public. In dealing with the financial information, the Committee liaises with the Board and the Executive Directorate (including the Finance Director), and further meets with both the External Auditor and the Head of Internal Audit. Apart from considering issues arising from the audit, the Committee discusses any matters that auditor(s) may wish to raise either privately or together with executive director and any other person. The Committee is required to review, at least annually, the effectiveness of the Company's financial controls, internal control and risk management systems and to report to the Board that such a review has been carried out. These controls and systems allow the Board to monitor the Company's overall financial position and to protect its assets. In addition, the Committee reviews periodic reports from the Head of Internal Audit and the follow-up of major action plans recommended. The Committee selects, in consultation with the Chairman and the Chief Executive Officer (or otherwise approves) any topic to be the subject of an audit into the efficiency, effectiveness or value for money of any of the activities or operations of the Company. It then reviews reports of such audit and puts forward recommendations to the Board.

The Chairman of the Committee summarises activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

The minutes of the Audit Committee meetings are prepared by the secretary of the meeting with details of the matters considered by the Committee Members and decisions reached, including any concerns raised by the Committee Members and dissenting views expressed. The draft minutes are circulated to the Committee Members for comments and the final version of the minutes is sent to the Committee Members for their records within a reasonable time after the meeting and the minutes are open for inspection by the Committee Members at the Company's registered office. A framework of the agenda items for the meetings for the following year is set out for the Committee Members' reference and comment in the last quarter of each year. The chairman of the Committee makes the final determination on the agenda for the regular Committee meetings.

In 2006, the Audit Committee held four meetings. The major work performed by the Committee in 2006 included:

- Reviewing and recommending for the Board's approval the draft 2005 Annual Report and Accounts and 2006 Interim Report and Accounts;
- Reviewing the Company's internal control systems;
- Approving the 2006 Audit Plan and reviewing the periodic report prepared by the Internal Audit Department; and
- Pre-approving the audit and non-audit services provided by KPMG, External Auditor, for 2006.

The attendance record of each Audit Committee Member is set out below. Representatives of the External Auditor, the Finance Director and the Head of Internal Audit attended all those meetings for reporting and answering questions about their work. Further to that and by invitation, the Operations Director (or his representative), the Property Director and representative of the China and International Business Director had respectively provided an overview of the Company's railway operations, property business and the Mainland of China and international businesses to the Members at their meetings.

| Directors | Attendance of Audit Committee meetings in 2006 |
|---|---|
| T. Brian Stevenson (chairman) | 4/4 |
| Professor Cheung Yau-kai | 4/4 |
| Commissioner for Transport (Alan Wong Chi-kong) | 4/4* |

* 2 meetings were attended by his alternate director

## Remuneration Committee

The Remuneration Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Remuneration Committee are Edward Ho Sing-tin (chairman), T. Brian Stevenson and Frederick Ma Si-hang.

The principal responsibilities of the Remuneration Committee include formulating a remuneration policy and practices that facilitate the employment of top quality personnel, recommending to the Board the remuneration of the Members of the Board who are non-executive Directors, determining the remuneration packages of the Members of the Board who are executive Directors and other Members of the Executive Directorate, and reviewing and approving performance-based remuneration by reference to the Company's goals and objectives.

In 2006, the Remuneration Committee held four meetings. In accordance with its Terms of Reference, the Committee performed the following work during the year:

- Approved the 2005 Remuneration Report as incorporated in the 2005 Annual Report;
- Reviewed and approved payouts under the Company's performance-based variable incentive scheme for the 2005 performance period;
- Conducted an annual review of the remuneration packages for the Chief Executive Officer and other Members of the Executive Directorate for effect in 2006; and
- Reviewed and approved the remuneration package for the Chief Executive Officer upon the renewal of his contract.

The attendance record of each Committee Member is set out below:

| Directors | Attendance of Remuneration Committee meetings in 2006 |
|---|---|
| Edward Ho Sing-tin (chairman) | 4/4 |
| T. Brian Stevenson | 4/4 |
| Frederick Ma Si-hang | 4/4 |

The Remuneration Committee also met on 8 March 2007 to approve the 2006 Remuneration Report. This report is set out on pages 27 and 28 and includes a description of the remuneration policy of the Company.

### Nominations Committee

The Nominations Committee consists of three non-executive Directors, two of whom are independent non-executive Directors. The Members of the Nominations Committee are David Gordon Eldon (chairman), Lo Chung-hing and the Secretary for the Environment, Transport and Works (Dr. Sarah Liao Sau-tung). The Nominations Committee nominates and recommends to the Board candidates for filling vacancies on the Board.

Since there were no new Board appointments in 2006, the Committee did not convene any meeting during the year.

### Independent Committee

The IBC consists of six independent non-executive Directors. Chaired by Edward Ho Sing-tin, the other Members are Professor Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Lo Chung-hing and T. Brian Stevenson.

The principal responsibilities of the IBC include advising the Company's independent shareholders as to whether the terms of the proposed merger between the Company and KCRC are fair and reasonable, whether the proposed merger is in the interests of the Company and its shareholders as a whole, and on how to vote, after taking into account the recommendations of the independent financial adviser ("IFA") required to be appointed by the Company under the Listing Rules.

In 2006, the IBC held two meetings to discuss and advise on, among others, the appointment of the IFA and Reporting Accountant in relation to the proposed merger.

## Internal Controls

The Board is responsible for the system of internal controls of the Company and its subsidiaries, setting appropriate policies and reviewing the effectiveness of such controls.

Internal control is defined as a process effected by the Board, Management and other personnel, designed to manage rather than eliminate the risk of failure to achieve business objectives and can only provide reasonable, and not absolute assurance of the followings:

- effectiveness and efficiency of operations
- reliability of financial reporting
- compliance with applicable laws and regulations

Pursuant to the Protocol adopted by the Board, the Board has delegated the day-to-day management of the Company's business to the Executive Committee, and focuses its attention on matters affecting the Company's overall strategic policies, finances and shareholders.

Supported by the Members of the Executive Committee, the Chief Executive Officer who chairs the Executive Committee is responsible to the Board for the conduct of the business of the Company.

The Executive Committee is responsible for implementing the Board's policies on risk and control. In fulfilling its responsibilities, the Executive Committee identifies and evaluates the risks faced by the Company for consideration by the Board and designs, operates and monitors a suitable system of internal controls which implements the policies adopted by the Board. The Executive Committee is accountable to the Board for monitoring the system of internal controls and providing assurance to the Board that it has done so. Additionally, all employees have responsibility for internal controls within their areas of accountability.

Various risk management strategies have been established by the Board as advised by the Executive Committee to identify, assess and reduce risks, including construction, business operations, finance, treasury, safety and enterprise risks as well as appropriate insurance coverage.

The Company has established an Enterprise Risk Management ("ERM") framework for the strategic management of business risks. The framework provides a useful forum for communicating risk issues at different levels of the organization and thereby improves visibility on risk. It covers all key business areas of the Company, and it has been in operation since early 2006. Structured cross-discipline processes and organizations have been put in place at corporate and divisional levels for risk identification, mitigation and monitoring. A standard rating

system is employed to prioritise risks, and changes to existing risks and the emergence of new risks are regularly reviewed. A manual that governs the working of the ERM framework has been compiled, and regular briefing sessions are being conducted, to promulgate the application and ensure consistent understanding of ERM.

The operation of the ERM framework, which is overseen by the Enterprise Risk Committee, is underpinned by line management taking direct risk management responsibilities as risk owners. The Executive Committee reviews significant risks half-yearly and the Board annually to ensure that such risks are under satisfactory control.

The Board also periodically reviews the implementation and the ERM organization and processes that have been put in place.

To ensure the efficient and effective operation of business units and functions, and safety of operating railway and construction works in railway extension projects, Corporate General Instructions ("CGIs"), divisional/departmental procedures and manuals, committees, working groups and quality assurance units are established to achieve, monitor and enforce internal controls and evaluate their effectiveness.

Control documentations for compliance with Section 404 of US Sarbanes Oxley Act – Internal Control over Financial Reporting, CGIs and various departmental procedures and manuals are established for preventing or detecting unauthorized expenditures/payments, safeguarding the Company's assets, ensuring the accuracy and completeness of accounting records and timely preparation of reliable financial information.

All Department Heads, including Business and Project Managers for overseas projects, are responsible for ensuring the compliance with statutes and regulations applicable to their own functional units. They are required to identify any new or updated statutes, to assess the risk of such statutes/regulations and their impact on the Company's operations, and to review at least once a year that relevant statutes/regulations are complied with.

Members of the Board and the Executive Committee, and other nominated managers who have access to price-sensitive and/or specific information are bound by the Model Code for Securities Transactions by Directors of Listed Issuers. In addition, every employee is also bound by the Code of Conduct issued by the Company, amongst other things, to keep unpublished price-sensitive information in strict confidence.

The Internal Audit Department plays a major role, independent of the Company's management, in assessing and monitoring the internal controls of the Company. The Internal Auditor reports to the Chief Executive Officer and has direct access to the Audit Committee. The Department has unrestricted access to information that allows it to review all aspects of the Company's risk management, control and governance processes. On a regular basis, it conducts audits on financial, operational and compliance controls, and risk management functions of all business and functional units as well as subsidiaries. Management is responsible for ensuring the control design and operating deficiencies highlighted from internal audits are rectified within reasonable period. Internal Audit produces a 4-year rolling Audit Plan, based on risk assessment, that is reviewed and approved by the Audit Committee. On a half-yearly basis, the Internal Auditor reports to the Audit Committee his audit findings and his opinion on the system of internal controls.

On behalf of the Board, the Audit Committee evaluates annually the effectiveness of the Company's system of internal controls, including the reliability of financial reporting, effectiveness and efficiency of operations, and compliance with applicable laws and regulations. This is achieved primarily through approving the internal audit plan and reviewing the findings of internal audit work, in addition to reviewing the annual and interim financial statements, and the nature, scope of work, and report of the external auditors, and consideration of the following:

- the changes in the nature and extent of significant risks since the previous review and the Company's ability to respond to changes in its business and external environment;
- the scope and quality of management's ongoing monitoring of risks and the system of internal control, the work of Internal Audit Department, and the assurance provided by the Executive Committee;
- the extent and frequency with which the results of monitoring are communicated, enabling the Audit Committee to build up a cumulative assessment of the state of control in the Company and the effectiveness with which risk is being managed;
- the incidence of any significant control failings or weaknesses that have been identified at any time during the period and the extent to which they have resulted in unforeseen outcomes or contingencies that have had, could have had, or may in the future have, a material impact on the Company's financial performance or condition; and
- the effectiveness of the Company's processes in relation to financial reporting and statutory and regulatory compliance.

The processes in assessing internal controls by the Audit Committee included: regular interviews with Members of the Executive Committee in relation to key business operations, internal control and compliance issues, both financial and non-financial; review of significant issues arising from internal audit report and external audit report, and private sessions with internal and external auditors. The Audit Committee has also reviewed the papers prepared by the Executive Committee and Internal Audit covering: 2005 Annual Report and Accounts, Annual Report on Form 20-F and Reconciliation of 2005 Annual Accounts to U.S. GAAP, Preview of 2006 Interim and Year End Accounting issues, 2006 Interim Accounts, 2006 Audit Plan,

Internal Audit's Half-yearly Reports, Annual Report on Staff Complaints, Reporting of Internal Control Systems, Reporting of Outstanding Litigation and Compliance Issues, Annual Insurance Programme, and Procurement Control and Audit Committee for China Projects. The Chairman of the Committee summarizes activities of the Committee and highlights issues arising therefrom by a report to the Board after each Audit Committee meeting.

The Board has, through the Audit Committee, conducted the review of the effectiveness of the Company's system of internal control for the year ended 31 December 2006, covering all material financial, operational and compliance controls, and risk management function, and concluded that adequate and effective internal controls are maintained to safeguard the shareholders' investment and the Company's assets. There were no significant control failings, weaknesses or significant areas of concern identified during the year which might affect shareholders.

## Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code")

The Company has adopted the Model Code and, having made specific enquiry, confirms that Members of the Board and the Executive Directorate complied throughout the year with the Model Code set out in Appendix 10 to the Listing Rules. Senior managers who, because of their office in the Company, are likely to be in possession of unpublished price sensitive information, have been requested to comply with the provisions of the Model Code.

## Business Ethics

The Company is committed to a high standard of business ethics and integrity. The contents of the Company's Code of Conduct and the Corporate Guidebook for All Staff are reviewed every two years by Human Resource Management Department to ensure appropriateness and compliance with legislation. To reinforce staff compliance with these important documents, certification is conducted every two years, requiring all staff to acknowledge their understanding of the Code and agreement to abide by its stipulations. The first certification was conducted in August 2006.

In order to extend the ethical culture of the Company to our Mainland of China subsidiaries, the Induction Programme for our wholly owned subsidiaries has been reviewed and updated to incorporate a briefing on the Company's Code of Conduct and the Corporate Guidebook for All Staff. The Guidebook has also been shared with our joint venture companies for appropriate adoption in their policies and training.

## US Sarbanes-Oxley Act 2002

This legislation, which seeks to enhance the transparency and accountability of companies in the areas of corporate governance and financial reporting, was signed into law by the President of the United States on 30 July 2002.

As the Company is an SEC reporting company, it is generally bound by this legislation.

The Company has been, and will continue its process of, reviewing its internal systems and practices and implementing new requirements under this legislation in line with applicable compliance dates.

## External Auditor

The Company engages KPMG as its External Auditor. In order to maintain KPMG's independence and objectivity and the effectiveness of the audit process in accordance with applicable standards, the Audit Committee, under its Terms of Reference, pre-approves all audit services to be provided by KPMG and discusses with KPMG the nature and scope of their audit and reporting obligations before the audit commences.

The Audit Committee also reviews and pre-approves the engagement of KPMG to provide any non-audit services for complying with relevant legal requirements and seeks to balance the maintenance of objectivity with value for money.

The nature of audit and non-audit services provided by KPMG and fees paid to KPMG (including any entity that is under common control, ownership or management with the audit firm or any entity that a reasonable and informed third party having knowledge of all relevant information would reasonably conclude as part of the audit firm nationally or internationally) are set out below:

| *in HK$ million* | **2006** | 2005 |
|---|---|---|
| **Auditors' remuneration** | | |
| – audit services | **5** | 4 |
| – tax services | **1** | 1 |
| – other services | **–** | 2 |

## Communication with Shareholders

The Company's Annual General Meeting ("AGM") is one of the principal channels of communication with its shareholders. It provides an opportunity for shareholders to question Directors about the Company's performance. The Chairman of the Company and the Chairmen of each of the Board Committees were present at the 2006 AGM.

At the 2006 AGM, the Chairman started the formal business by outlining the categories of persons who were entitled to demand a poll in accordance with Article 67 of the Company's Articles of Association on any resolution to be proposed at the AGM. Separate resolutions were proposed for each substantially separate issue at the AGM. Before the resolutions were considered, the Chairman exercised his right as the Chairman of the Meeting under Article 67 of the Company's Articles of Association to call a poll on all resolutions. The poll results were published in an English and a Chinese newspaper and posted on the websites of the Company and The Stock Exchange of Hong Kong Limited on the day after the AGM. The webcast of the AGM was posted on the Company's website on the following day after the AGM.

This Remuneration Report has been reviewed and approved by the Remuneration Committee of the Company.

## Remuneration policy

It is the Company's policy to ensure that remuneration is appropriate and aligns with the Company's goals, objectives and performance. To this end, the Company considers a number of relevant factors including salaries paid by comparable companies, job responsibilities, duties and scope, employment conditions elsewhere in the Company and its subsidiaries, market practices, financial and non-financial performance, and desirability of performance-based remuneration.

The Company is committed to effective corporate governance and employing and motivating top quality personnel, and recognises the importance of a formal and transparent remuneration policy covering its Board and Executive Directorate.

The Board has established a Remuneration Committee consisting of three non-executive Directors, two of whom are independent non-executive Directors. It considers and recommends to the Board the Company's remuneration policy and has a delegated authority to review and determine the remuneration packages of the Chief Executive Officer and other Members of the Executive Directorate.

As necessary and with the agreement of the Chairman, the Remuneration Committee is authorised to obtain outside independent professional advice to support the Committee on relevant issues.

A summary of the work performed by the Remuneration Committee during 2006 is set out in the "Corporate Governance Report" on pages 20 to 26.

The Remuneration Committee also ensures that no individual Director or any of his associates is involved in deciding his own remuneration.

### Non-Executive Directors, Chief Executive Officer and the Executive Directorate

The Remuneration Committee makes recommendations to the Board from time to time on the remuneration of the Members of the Board who are non-executive Directors. To ensure that non-executive Directors are appropriately paid for their time and responsibilities devoted to the Company, the Committee considers factors such as fees paid by comparable companies, time commitment, responsibilities of the non-executive Directors, and employment conditions elsewhere in the Company.

The Remuneration Committee is responsible for establishing policies, and reviewing and determining the remuneration of the Members of the Board who are executive Directors (namely, the Chief Executive Officer) and the Executive Directorate in accordance with the Company's remuneration policy. In the case of the Chief Executive Officer, the Committee will consult with the Chairman and in the case of other Members of the Executive Directorate, the Committee will consult with both the Chairman and the Chief Executive Officer in respect of their recommendations.

### Remuneration Structure for Employees

The Company's remuneration structure for its employees, including Members of the Board who are executive Directors and Members of the Executive Directorate, comprises fixed compensation, variable incentives, discretionary awards, long-term incentives, and retirement schemes. The specifics of these components are described below.

*Fixed Compensation*

Fixed compensation comprises base salary, allowances and benefits-in-kind (e.g. medical). Base salary and allowances are set and reviewed annually for each position taking into consideration the Company's remuneration policy, competitive market positioning, market practice, as well as the Company's and individuals' performance. Benefits-in-kind are reviewed regularly taking into consideration market practices.

*Variable Incentives*

The Chief Executive Officer, other Members of the Executive Directorate and selected management of the Company are eligible to receive an annual cash incentive under the Company's Variable Incentive Scheme, the rules of which are regularly reviewed by the Remuneration Committee.

Under the current scheme rules, the payouts are based on the performance of the Company and individual performance. The Company's performance is measured by the return on fixed assets and operating profit on an annual and rolling three-year basis.

A portion of the target incentive levels under the scheme was originally funded by participants by foregoing their 13th month pay and portions of their fixed allowances. Target incentive levels for the Chief Executive Officer and other Members of the Executive Directorate represent approximately 15-30% of base pay. If performance exceeds pre-defined threshold standards, then payouts under the scheme are made annually.

In addition, the Company operates other sales and business-related incentive schemes to motivate the staff concerned in reaching specific business targets of the Company.

*Discretionary Award*

In 2006, a special discretionary award was provided to all staff with competent or above performance as a recognition of the staff's contribution to the Company's good performance in the past year and to motivate staff to strive for continuous business growth.

*Long-Term Incentives*

The Company operates two share option schemes, namely the Pre-Global Offering Share Option Scheme and the New Joiners Share Option Scheme.

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2006 under the two Schemes are set out under the paragraph "Board Members and Executive Directorate's Interest in Shares" of the Report of the Members of the Board.

Details of the two Schemes and options granted to Members of the Executive Directorate under the Schemes are set out in notes 2 to the financial statements.

The Chief Executive Officer does not participate in the two Schemes. He was entitled to receive an equivalent value in cash of 700,000 Shares on completion of his initial three-year contract on 30 November 2006. Pursuant to this contract and following the completion of the contract period, HK$13,396,600 was paid to the Chief Executive Officer on 1 December 2006.

The Chief Executive Officer's contract was renewed with effect from 1 December 2006. This contract entitles the Chief Executive Officer to receive an equivalent value in cash of 418,017 Shares on completion of his new three-year contract.

*Retirement Schemes*

The Company operates three retirement schemes, the MTR Corporation Limited Retirement Scheme (the "Retirement Scheme"), the MTR Corporation Limited Retention Bonus Scheme (the "RBS"), and a Mandatory Provident Fund Scheme (the "MPF Scheme"). Employees who are eligible to join the Retirement Scheme can choose between the Retirement Scheme and the MPF Scheme, while other employees are required to join the MPF Scheme. The RBS is a top-up scheme to supplement the Retirement Scheme for employees who are classified by the Company as staff working on designated projects and who are not on gratuity terms.

(a) Retirement Scheme

The Retirement Scheme contains a hybrid benefit section and a defined contribution section. It is a registered scheme under the Occupational Retirement Schemes Ordinance and has been granted an MPF Exemption so that it can be offered to employees as an alternative to the MPF Scheme. The hybrid benefit section provides benefits based on the greater of a multiple of final salary times service or the accumulated contributions with investment returns. Members' contributions to the hybrid benefit section are based on fixed percentages of base salary. The Company's contributions are determined by reference to an annual actuarial valuation carried out by an independent actuarial consulting firm.

The hybrid benefit section has been closed to new employees since 31 March 1999. All employees joining the Company on or after 1 April 1999 who would have been eligible to join the Retirement Scheme can choose to join either the defined contribution section or, commencing 1 December 2000, the MPF Scheme.

The defined contribution benefit section is a member investment choice plan which provides benefits based on accumulated contributions and investment returns. Both members' and the Company's contributions to the defined contribution section are based on fixed percentages of members' base salary.

(b) RBS

The RBS is a registered scheme under the Occupational Retirement Schemes Ordinance. It provides benefits only in the event of redundancy for service accrued up to 31 December 2002, offset by any benefits payable from the Retirement Scheme. Members are not required to contribute while the Company's contributions are determined by reference to an annual actuarial valuation carried out by an independent actuarial consulting firm.

(c) MPF Scheme

The Company has participated in the Bank Consortium MPF Plan which has been registered with the Mandatory Provident Fund Schemes Authority. The MPF Scheme covers those employees who are eligible to join the Retirement Scheme but have chosen not to join it and other employees who are not eligible to join the Retirement Scheme. Both members and the Company each contribute to the MPF Scheme at the mandatory levels as required by the Mandatory Provident Fund Schemes Ordinance. Additional contribution above the mandatory level may be provided subject to individual terms of employment.

The executive Directors who have been employed by the Company before 1 April 1999 are eligible to join the hybrid benefit section of the Retirement Scheme.

The executive Directors who are hired on or after 1 April 1999 are eligible to join the defined contribution benefit section of the Retirement Scheme.

The Chief Executive Officer participates in the MPF Scheme. Both the Company and the Chief Executive Officer each contribute to the MPF Scheme at the mandatory levels as required by the MPF Ordinance.

## Remuneration of Non-Executive and Executive Directors

(i) The total remuneration of the Members of the Board and the Executive Directorate (excluding share-based payments) is shown below and the remuneration details are set out in note 2 to the financial statements.

| *in HK$ million* | **2006** | 2005 |
|---|---|---|
| Fees | **3** | 3 |
| Base Salaries, allowances and other benefits-in-kind | **31** | 29 |
| Variable remuneration related to performance | **11** | 10 |
| Retirement scheme contributions | **2** | 2 |
| | **47** | 44 |

(ii) The gross remuneration of non-executive and executive Directors (excluding share-based payments) were within the following bands:

| *Remuneration* | **2006 Number** | 2005 Number |
|---|---|---|
| HK$0 – HK$500,000 | **9** | 10 |
| HK$500,001 – HK$1,000,000 | **1** | 1 |
| HK$1,000,001 – HK$1,500,000 | **–** | 2 |
| HK$4,500,001 – HK$5,000,000 | **7** | 5 |
| HK$5,000,001 – HK$5,500,000 | **–** | 1 |
| HK$9,500,001 – HK$10,000,000 | **–** | 1 |
| HK$10,000,001 – HK$10,500,000 | **1** | – |
| | **18** | 20 |

The information shown in the above table includes the five highest paid employees. The independent non-executive Directors' emoluments are included in the first remuneration band except the non-executive Chairman, whose emolument is included in the second remuneration band.

Edward Ho Sing-tin, *Chairman, Remuneration Committee*
MTR Corporation Limited
Hong Kong, 8 March 2007

# Board and Executive Directorate

## Members of the Board

**Dr. Raymond Ch'ien Kuo-fung** 55, was appointed Non-Executive Chairman in July 2003. He has been a member of the Board since 1998. Dr. Ch'ien is chairman of CDC Corporation (formerly known as chinadotcom Corporation) and its subsidiary, China.com Inc (formerly known as hongkong.com Corporation). He is also non-executive chairman of HSBC Private Equity (Asia) Limited. He serves on the boards of HSBC Holdings plc, The Hongkong and Shanghai Banking Corporation Limited, Inchcape plc, Convenience Retail Asia Limited, VTech Holdings Limited and The Wharf (Holdings) Limited. Dr. Ch'ien is chairman of the Hong Kong/European Union Business Cooperation Committee and a Hong Kong member of the APEC Business Advisory Council. In addition, Dr. Ch'ien is the honorary president and past chairman of the Federation of Hong Kong Industries. He was a member of the Executive Council of Hong Kong, then under British Administration, from 1992 to 1997, a member of the Executive Council of the Hong Kong SAR from 1 July 1997 to June 2002 and chairman of the Advisory Committee on Corruption of the Independent Commission Against Corruption from 1 January 1998 to 31 December 2006. Dr. Ch'ien was appointed a Justice of the Peace in 1993. He was made a Commander in the Most Excellent Order of the British Empire in 1994 and awarded the Gold Bauhinia Star medal in 1999. Dr. Ch'ien received a doctoral degree in economics from the University of Pennsylvania in 1978 and became a Trustee of the University in 2006.

**Chow Chung-kong** 56, was appointed Chief Executive Officer on 1 December 2003. He was formerly chief executive officer of Brambles Industries Ltd, a global support services company. From 1997 to 2001, Mr. Chow was chief executive of GKN PLC, a leading engineering company based in the United Kingdom and before that, he spent 20 years with the BOC Group PLC and was appointed a director of its board and chief executive of its Gases Division in 1993. Mr. Chow is a chartered engineer. He holds Bachelor of Science and Master of Science degrees in Chemical Engineering from The University of Wisconsin and The University of California respectively. He also holds a Master of Business Administration degree from The Chinese University of Hong Kong and was a graduate of the Advanced Management Program of Harvard Business School. He was awarded an Honorary Doctor of Engineering degree by The University of Bath. Mr. Chow was knighted in the United Kingdom in 2000 for his contribution to industry. He is currently a member of the Council of the Hong Kong Institute of Certified Public Accountants, the Hong Kong Tourism Board and the Council of The Chinese University of Hong Kong. He is also a member of the general committee of the Hong Kong General Chamber of Commerce, and a member of the Standing Committee of the Shenzhen Municipal Committee of the Chinese People's Political Consultative Conference. Mr. Chow is a non-executive director of Standard Chartered PLC and the non-executive chairman of Standard Chartered Bank (Hong Kong) Limited.

**Professor Cheung Yau-kai** 72, is an independent non-executive Director and has been a member of the Board since 1999. Professor Cheung is Honorary Professor of Engineering and Special Adviser to the Vice-Chancellor of The University of Hong Kong. He was Taikoo Professor of Engineering and Acting Deputy Vice-Chancellor of The University of Hong Kong until 30 June 2000. Professor Cheung began his academic research career at the University College of Swansea, Wales. He was appointed Professor of Civil Engineering at Calgary in 1970 and moved to the University of Adelaide in 1974 as Professor and Chairman of the Department of Civil Engineering. In 1977, he took up the Chair and Headship of the Department of Civil Engineering in The University of Hong Kong. In addition to his academic appointments, Professor Cheung was the former first Senior Vice-President of the Hong Kong Institution of Engineers and the Ex-Chairman of its Accreditation Board. He has been awarded several honorary degrees at educational institutions, including, an honorary Doctor of Science by The University of Hong Kong and an honorary Doctor of Laws by the University of Wales. He has also been elected a member of the Chinese Academy of Sciences, and is a fellow of the Royal Academy of Engineering, a fellow of the Royal Society of Canada and immediate past President of the Hong Kong Academy of Engineering Sciences.

**David Gordon Eldon** 61, is an independent non-executive Director and has been a member of the Board since 1999. He retired from the HSBC Group in May 2005 after 37 years of service. He was Chairman of The Hongkong and Shanghai Banking Corporation Limited from January 1999 to May 2005, non-executive Chairman of Hang Seng Bank Limited from June 1996 to April 2005, and a board member of Swire Pacific Limited until May 2005. Mr. Eldon was the Executive Committee Chairman of The Community Chest of Hong Kong until June 2005 and is currently its Vice Patron. He is senior adviser to PricewaterhouseCoopers (based in Hong Kong) and Chairman of the Hong Kong General Chamber of Commerce, the Dubai International Financial Centre Authority, the Noble Group Limited, and Diocesan Girls' School Education Foundation Limited. He is Deputy Chairman of the Hong Kong Jockey Club, a Council member of the Hong Kong Trade Development Council, a member of the Advisory Board of Unisys and an independent non-executive director of Eagle Asset Management (CP) Limited. Mr. Eldon was appointed a member of the Capital Adequacy Review Tribunal and holds a number of other community service appointments. Mr. Eldon is a fellow of the Chartered Institute of Bankers and a fellow of the Hong Kong Institute of Bankers. He is a Justice of the Peace.

**Christine Fang Meng-sang** 48, is an independent non-executive Director and has been a member of the Board since 2004. Ms. Fang has been the chief executive of the Hong Kong Council of Social Service since 2001. Prior to joining the Hong Kong Council of Social Service, she worked for the Hong Kong Red Cross from 1989 to 2001 and held the position of Secretary General from

1993 to 2001. By training, Ms. Fang is a social worker and has a strong background in community service. She sits on various government advisory committees, including the Social Welfare Advisory Committee, the Manpower Development Committee, the Sustainable Development Council and the Digital 21 Strategy Advisory Committee. She is also a member of the Commission on Poverty and Commission on Strategic Development (Executive Committee).

**Edward Ho Sing-tin** 68, is an independent non-executive Director and has been a member of the Board since 1991. He is an architect and the deputy chairman and managing director of Wong Tung & Partners Limited. Mr. Ho was an elected member of the Legislative Council of Hong Kong from 1991 to 2000, representing the architectural, surveying and planning functional constituency. He was president of the Hong Kong Institute of Architects in 1983 and 1984 and was chairman of the Hong Kong Industrial Estates Corporation from 1992 to 2001. Mr. Ho serves on a number of statutory boards and advisory committees including the Board of Hong Kong Hospital Authority. He is also chairman of the Board of Governors of the Hong Kong Philharmonic Society Ltd. and chairman of the Antiquities Advisory Board.

**Lo Chung-hing** 55, is an independent non-executive Director and has been a member of the Board since 1995. He is general manager of Bank of China (Hong Kong) Limited, after the restructuring of the Bank of China Group in October 2001. Mr. Lo began his banking career in 1969 and he served in several positions within the Bank of China Group before being appointed to his present post. He is a director of the Urban Renewal Authority. Mr. Lo was appointed as a board member of the Provisional Airport Authority in 1994 and served as vice chairman of the Airport Authority from April 1996 to May 1999. He was also a board member of the Hospital Authority from December 1997 to November 2005. Mr. Lo was awarded the Silver Bauhinia Star medal in 1998.

**T. Brian Stevenson** 62, is an independent non-executive Director and has been a member of the Board since October 2002. He is a non-executive director of The Hongkong and Shanghai Banking Corporation Limited, a member of the Asia Pacific Advisory Board of BT, a member of the Public Service Commission and a Steward of the Hong Kong Jockey Club. Mr. Stevenson was previously the Senior Partner of Ernst & Young, Hong Kong from 1981 to 1999. He served on the Council of the Hong Kong Society of Accountants from 1991 to 1997 and was president of the Society in 1996. Mr. Stevenson is a chartered accountant and holds law degrees from Glasgow and Hong Kong Universities.

**Commissioner for Transport** (Alan Wong Chi-kong 51, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the MTR Ordinance by virtue of his appointment to the post of the Commissioner for Transport of the Government of the Hong Kong SAR on 18 June 2005. Prior to that, Mr. Wong has served in various bureaux and departments of the Government of the Hong Kong SAR including the Home Affairs Bureau, Civil Service Bureau, the former Urban Services Department, the former City and New Territories Administration, the former Health and Welfare Branch, the former Recreation and Culture Branch, the former Secretariat of the University and Polytechnic Grants Committee, the former Trade and Industry Branch, the Office of the Commissioner of Insurance from August 1996 to January 2000, the Mandatory Provident Fund Schemes Authority from January 2000 to June 2001, the former Information Technology Services Department from July 2001 to July 2004, and the Office of the Government Chief Information Officer from July 2004 to January 2005. As Commissioner for Transport, Mr. Wong is also a director of several transport-related companies, including The Kowloon Motor Bus Company (1933) Limited, Long Win Bus Company Limited, New World First Bus Services Limited, New Lantao Bus Company (1973) Limited, Citybus Limited, The Star Ferry Company Limited, The New Hong Kong Tunnel Company Limited, Western Harbour Tunnel Company Limited, Tate's Cairn Tunnel Company Limited and Route 3 (CPS) Company Limited.)

**Secretary for the Environment, Transport and Works**
(Dr. Sarah Liao Sau-tung 55, joined the Board as a non-executive Director appointed as an "additional director" under section 8 of the MTR Ordinance in August 2002 after her appointment as the Secretary for the Environment, Transport and Works of the Government of the Hong Kong SAR on 1 July 2002. As Secretary for the Environment, Transport and Works, she is also a director of a number of companies including Kowloon-Canton Railway Corporation and Route 3 (CPS) Company Limited. Dr. Liao obtained a Doctorate Degree (Environmental/Occupational Health) from The University of Hong Kong. She has also been a fellow of the Royal Society of Chemistry since 1995 and the Hong Kong Institution of Engineers since 1996.)

**Frederick Ma Si-hang** 55, joined the Board as a non-executive Director on 1 July 2002 upon his appointment as Secretary for Financial Services and the Treasury of the Government of the Hong Kong SAR. Before assuming that post, Mr. Ma was Group Chief Financial Officer of PCCW Ltd. and was also an executive director and member of the Executive Committee of that group. Mr. Ma has more than 20 years' experience in the global financial services industry. He has served in key posts in J.P. Morgan Private Bank, Chase Manhattan Bank, Kumagai Gumi (Hong Kong) Limited and RBC Dominion Securities Limited. Besides serving as board member of Kowloon-Canton Railway Corporation, Ocean Park Corporation and the Airport Authority, Mr. Ma is also a director of Hong Kong International Theme Parks Limited, Hong Kong Mortgage Corporation Limited and Mandatory Provident Fund Schemes Authority. Graduated from The University of Hong Kong in 1973, Mr. Ma holds a Bachelor of Arts degree, majoring in Economics and History.

## Members of the Executive Directorate

**Chow Chung-kong** Biographical details are set out on page 29.

**Russell John Black** 60, has been the Project Director of the Company since 1992. He is responsible for the planning and implementation of all major railway extension and upgrade projects, which have included the Airport Railway project, the Quarry Bay Congestion Relief Works, the Tseung Kwan O Extension project, the Disneyland Resort Line and the Tung Chung Cable Car. He is also responsible for undertaking feasibility studies into possible new extensions to the railway, including the South Island Line and the West Island Line and providing project management expertise to railway projects in Mainland of China. Mr. Black initially worked for the Company from 1976 to 1984 and, prior to rejoining the Company in 1992, he was the project director of London Underground's Jubilee Line Extension project from 1990 to 1992 and, before that, he worked on Singapore's underground railway and on the Eastern Harbour Crossing. Mr. Black served on the Vocational Training Council from 1998 to 2002, the Construction Advisory Board from 1993 to 1999, the Provisional Construction Industry Coordination Board from 2001 to January 2007 and has been appointed as a member of the Construction Industry Council from 1 February 2007. Mr. Black holds an honours degree in civil engineering from the University of Canterbury in New Zealand. In 2006, he was elected an International Fellow of The Royal Academy of Engineering. He is also a Fellow of the Hong Kong Academy of Engineering Sciences, the Hong Kong Institution of Engineers and the Institution of Professional Engineers, New Zealand. He was awarded the Public Service medal (PBM) in Singapore in 1986 and the Bronze Bauhinia Star medal in 1999.

**William Chan Fu-keung** 58, has been the Human Resources Director since August 1998. He joined the Company as Human Resources Manager in 1989. He is responsible for human resource management, people development, operations and management training, administration and security management. Prior to joining the Company, Mr. Chan held senior managerial positions both in the commerce and in the utility sectors in Hong Kong, including the Government, the Hong Kong Productivity Council, Hutchison Whampoa Limited and Hong Kong Telecommunications Limited. He is a fellow member of the Hong Kong Institute of Human Resource Management since 1985 and is also the Vice President of the Institute. He is a Council member of Employers' Federation of Hong Kong, and a member of the Remuneration Committee of the Hong Kong Housing Society, the Labour Advisory Board Committee on Labour Relations, and the Career Development and Advisory Board for a number of universities. Mr. Chan received a Bachelor of Social Science degree from The University of Hong Kong in 1971, majoring in economics.

**Thomas Ho Hang-kwong** 56, has served as the Property Director since joining the Company in 1991. He is responsible for the development and management of all properties above and adjacent to MTR stations and depots. He leads a multi-disciplinary team of managers involved in the planning, design, construction and management of large-scale property developments. Between 1971 and 1990, Mr. Ho worked for the Hong Kong Government specialising in land administration and latterly held a directorate post in the Lands Department, responsible for formulating policies and procedures to make land available for the airport and the Airport Railway project. Mr. Ho qualified in 1974 as a chartered surveyor in Hong Kong.

**Lincoln Leong Kwok-kuen** 46, has served as the Finance Director since February 2002. He is responsible for the financial management of all of the Company's affairs, including financial planning and control, budgeting, accounting and reporting and the treasury function. In addition, he has responsibility for the Company's information technology function and serves as chairman of both Octopus Holdings Limited and the board of trustees of the Company's retirement scheme. Mr. Leong graduated from Cambridge University in 1982 and later qualified as a chartered accountant in England in 1985 and Canada in 1986. Prior to joining the Company as Finance Director, he worked in both the accountancy and investment banking industries. Mr. Leong has also worked as an accountant in London and Vancouver, Canada and for a number of years as an investment banker in Hong Kong. Mr. Leong is the chairman of the executive committee of the Hong Kong Society for the Protection of Children, a member of the supervisory board of the Hong Kong Housing Society and a board member of the Community Chest. He also serves on the Board of Governor of the Chinese International School and is a trustee of the Hospital Authority Pension Fund Scheme.

Mr. Leong is also a non-executive director of both Hong Kong Aircraft Engineering Company Limited and Tai Ping Carpets International Limited.

**Francois Lung Ka-kui** 48, has served as the China & International Business Director since September 2005. He heads the Company's growth-business efforts, including investments in Mainland of China, operating franchises in Europe and international consultancy. Dr. Lung has held various positions in a number of Royal Dutch Shell affiliates since 1997 and joined the Company from Shell Eastern Petroleum (Pte) Ltd. He was the General Manager, China, with responsibility for strategy development, governance and business performance of Shell's gas and power business in China. From 1994 to 1997, he held positions at Duke Energy Asia Limited, an affiliate of Duke Energy International, becoming Vice-President in 1996. Prior to this, Dr. Lung spent approximately five years at PowerGen plc, a major generator, distributor and retailer of electricity in the United Kingdom, and three years at the Central Electricity Generating Board before the privatisation of the electricity industry in the United Kingdom. Dr. Lung holds a Bachelor of Science degree in Mechanical Engineering from the University of Hong Kong, a PhD in Combustion from the University of Leeds in the United Kingdom, a Master of Science degree in Management from the University of Southampton in the United Kingdom and a Bachelor of Law degree from the University of London. Dr. Lung was admitted to the Bar of the United Kingdom in 1992.

**Andrew McCusker** 61, has served as the Operations Director since December 2005. Mr. McCusker has more than 40 years of experience in the operating and engineering field in Defence, Power, Water and Rail Industries. He joined the Company as Operations Engineering Manager in 1987, and since then has been posted to other responsible positions, including Operations Engineering Design Manager and Project Manager (Operations). He was appointed Deputy Operations Director in March 2004 and Acting Operations Director in October 2005. Mr. McCusker holds a degree in Mechanical Engineering from the Kensington University in the United States and is a member of the Institution of Mechanical Engineers of the United Kingdom.

**Leonard Bryan Turk** 57, is a solicitor admitted to practice both in England and Wales and in Hong Kong. He joined the Company in 1981 and has been Legal Director and Secretary to the Board since 1988. Mr. Turk is responsible for legal advice, corporate secretarial services, insurance, procurement and enterprise risk management functions within the Company. His responsibilities also include construction contracts, contract drafting and administration, cost control and dispute resolution. Before joining the Company, Mr. Turk worked in England, concentrating particularly on commercial property development and the financing of large projects.

# Report of the Members of the Board



The Members of the Board have pleasure in submitting their Report and the summary financial statements for the financial year ended 31 December 2006.

## Principal Activities of the Group

The principal activities of the Company and its subsidiaries are:

**A** the operation of a mass transit railway system with lines from Central to Tsuen Wan (Tsuen Wan Line), from Yau Ma Tei to Tiu Keng Leng (Kwun Tong Line), from Po Lam to North Point (Tseung Kwan O Line), from Chai Wan to Sheung Wan (Island Line), from Hong Kong to Tung Chung (Tung Chung Line), from Hong Kong to the Hong Kong International Airport and then AsiaWorld-Expo both at Chek Lap Kok (Airport Express Line) and from Sunny Bay to Disneyland Resort (Disneyland Resort Line);

**B** property development at locations relating to the railway system including the Tseung Kwan O Line Extension;

**C** related commercial activities, including the letting of advertising and retail space, bandwidth services on the railway telecommunication system, property management and leasing management of investment properties (including shopping centres and offices), property agency and Octopus Card Building Access System services;

**D** the design and construction of the Ngong Ping 360 tourism facilities and subsequent monitoring of the appointed operator;

**E** the design and construction of Tseung Kwan O South Station as an extension of the Tseung Kwan O Line;

**F** the planning and construction of future extensions to the railway system and other related infrastructure projects;

**G** consultancy services covering all areas of expertise required in the project management, planning, construction, operation, maintenance and up-grading of railways plus fare collection, property integration/development advice including other property related services and advice on generation of non-fare revenues;

**H** investment in Octopus Holdings Limited, a subsidiary of the Company, which has business activities both in Hong Kong and overseas including the operation of a smart card system by its subsidiary Octopus Cards Limited for the collection of payments for both transport and non-transport applications in Hong Kong;

**I** equity investments and long term operation and maintenance contracts outside of Hong Kong;

**J** property management, shopping centre investment and railway related property development business in the Mainland of China; and

**K** the investment in, and construction of, Beijing Metro Line 4, in which the Company has a 49% equity interest, for future operations under a 30 year concession agreement with the Beijing Municipal Government.

In addition to the above, a Feasibility Study Report for Shenzhen Line 4 has been submitted to National Development and Reform Commission for approval. The Company is waiting for the result.

## Dividend

The Directors have recommended a final dividend of HK$0.28 per Ordinary Share to be payable to shareholders whose names appear on the Register of Members of the Company on 17 April 2007. Subject to the passing of the necessary resolutions at the forthcoming Annual General Meeting, such dividend will be payable on or about 26 June 2007, in cash in Hong Kong dollars, with a scrip dividend alternative. The Company's majority shareholder, The Financial Secretary Incorporated, has agreed to elect to receive all or part of its entitlement to dividends in the form of scrip to the extent necessary to ensure that a maximum of 50% of the total dividend paid by the Company will be in the form of cash.

## Members of the Board

Members of the Board who served during the year were Raymond Ch'ien Kuo-fung (non-executive Chairman), Chow Chung-kong (Chief Executive Officer), Cheung Yau-kai, David Gordon Eldon, Christine Fang Meng-sang, Edward Ho Sing-tin, Lo Chung-hing, T. Brian Stevenson, Frederick Ma Si-hang, the Secretary for the Environment, Transport and Works (Sarah Liao Sau-tung) and the Commissioner for Transport (Alan Wong Chi-kong).

In July 2006, Raymond Ch'ien Kuo-fung was re-appointed as the non-executive Chairman of the Company with effect from 21 July 2006 until 31 July 2007.

In November 2006, Chow Chung-kong renewed his contract as Chief Executive Officer of the Company for a further three years from 1 December 2006 to 30 November 2009.

At the Annual General Meeting on 8 June 2006 and pursuant to the Articles of Association, Raymond Ch'ien Kuo-fung, T. Brian Stevenson and Frederick Ma Si-hang retired under the Articles of Association and were re-elected as Members of the Board.

At the forthcoming Annual General Meeting and in accordance with the Articles of Association, Chow Chung-kong, David Gordon Eldon and Christine Fang Meng-sang will retire by rotation. All these three Board Members will offer themselves for re-election at that Meeting.

Biographical details for Board Members are set out on pages 29 to 30.

## Alternate Directors

The Alternate Directors in office during the year were (i) Martin McKenzie Glass and Alan Lai Nin (both for Frederick Ma Si-hang), (ii) both the Permanent Secretary for the Environment, Transport & Works (Joshua Law Chi-kong) and the Deputy Secretary for the Environment, Transport & Works (Patrick Ho Chung-kei, Thomas Chow Tat-ming [who ceased to be the Deputy Secretary for the Environment, Transport & Works after 30 August 2006], Cathy Chu Man-ling, Annie Choi Suk-han and Yung Wai-hung [with effect from 31 August 2006]) (for the Secretary for the Environment, Transport & Works), and (iii) the Deputy Commissioner for Transport/Transport Services and Management (Carolina Yip Lai-ching) (for the Commissioner for Transport).

## Executive Directorate

The Members of the Executive Directorate who served during the year were Chow Chung-kong (Chief Executive Officer and a Member of the Board), Russell John Black, William Chan Fu-keung, Thomas Ho Hang-kwong, Lincoln Leong Kwok-kuen, Francois Lung Ka-kui, Andrew McCusker and Leonard Bryan Turk.

Biographical details for Members of the Executive Directorate during the year are set out on pages 31 and 32.

## Internal Audit

The Company's Internal Audit Department provides independent, objective assurance and consulting services designed to add value and improve the Company's operations. Key responsibilities of the Department include:

- Assessments on the adequacy and effectiveness of the Company's system of internal control for controlling its activities and managing its risks.
- Identification of opportunities for improving management control, resources utilisation and profitability.
- Special reviews and/or investigations as commissioned by Company management.

The Company's Internal Auditor reports directly to the Chief Executive Officer and has direct access to the Audit Committee.

## Business Ethics

Please refer to page 26.

## Policies

The Board has adopted risk management strategies on construction and insurance, finance, treasury and safety.

During 2006 and in line with the business developments of the Company, the Board approved certain changes to the above strategies and the Environmental Risk Management Policy, and further established the Enterprise Risk Management Strategy. There was no change to Security Risk Management Policy.

## Public Float

The Stock Exchange of Hong Kong Limited (the "Stock Exchange") granted to the Company, at the time of its listing on the Main Board of the Stock Exchange in 2000, a waiver from strict compliance with Rule 8.08(1) of the Listing Rules ("Public Float Waiver"). Pursuant to the Public Float Waiver, the Company's prescribed minimum percentage of shares which must be in the hands of the public must not be less than 10% of the total issued share capital of the Company. Based on the information that is publicly available to the Company and within the knowledge of the Directors, the Company has maintained the prescribed amount of public float during the year and up to the date of this report as required by the Public Float Waiver.

## Summary Financial Statements

The state of affairs of the Group as at 31 December 2006 and of its results for the year are set out in the summary financial statements on pages 39 to 47.

## Ten-Year Statistics

A summary of the results and of the assets and liabilities of the Group together with some major operational statistics for the last ten years are set out on pages 18 to 19.

## Fixed Assets and Railway Construction in Progress

Movements in fixed assets and railway construction in progress during the year are set out in note 4 to the summary financial statements.

## Movements in Reserves

Movements in reserves during the year are set out in note 6 to the summary financial statements.

## Share Capital

As at 31 December 2005, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,481,856,439 of which were issued and credited as fully paid. During the year, the Company issued a total of 66,757,512 Ordinary Shares. Of this number:

**A** 4,094,000 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's Pre-Global Offering Share Option Scheme. In respect of each Ordinary Share issued, the relevant exercise price per share of options is HK$8.44 to the Company;

**B** 132,500 Ordinary Shares were issued by the Company pursuant to the exercise of share options which had been granted under the Company's New Joiners Share Option Scheme. In respect of each Ordinary Share issued, the relevant exercise price per share of options is HK$9.75 to the Company;

**C** 43,101,387 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the final dividend of the Company for the year ended 31 December 2005 (for which the cash dividend was HK$0.28 per Ordinary Share); and

**D** 19,429,625 Ordinary Shares were issued by the Company in order to satisfy shareholders' scrip dividend elections in respect of the interim dividend of the Company for the six months ended 30 June 2006 (for which the cash dividend was HK$0.14 per Ordinary Share).

As at 31 December 2006, the authorised share capital of the Company was HK$6.5 billion, divided into 6.5 billion Ordinary Shares, 5,548,613,951 of which were issued and credited as fully paid.

## Redemption of Listed Securities

Neither the Company nor any of its subsidiaries purchased, sold or redeemed any of its listed securities during the financial year 2006.

## Donations

During the year, the Company donated a total of HK$78,280 to charitable organisations.

The MTR HONG KONG Race Walking 2006 raised over HK$1.2 million for the Hospital Authority Health InfoWorld's "Better Health for a Better Hong Kong" health education campaign.

The Company was honoured with the President's Award in recognition of its contribution to the Community Chest with a total of cash donation of over HK$2.5 million, including the participation of different activities such as CARE Scheme, The Community Chest Green Day and Dress Casual Day.

## Reporting and Monitoring

There is a comprehensive budgeting system for all operational and business activities, with an annual budget approved by the Board. Monthly results of the Company's operations, businesses and projects are reported against the budget to the Board and updated forecasts for the year are prepared regularly.

## Treasury Management

The Company's Treasury Department operates within approved guidelines from the Board. It manages the Company's debt profile with reference to the Preferred Financing Model which defines the preferred mix of financing instruments, fixed and floating rate debts, maturities, interest rate risks, currency exposure and financing horizon. The model is reviewed and refined periodically to reflect changes in the Company's financing requirements and market environment. Derivative financial instruments such as interest rate swaps and cross currency swaps are used only as hedging tools to manage the Group's exposure to interest rate and currency risks. Prudent guidelines and procedures are in place to control the Company's derivatives activities, including a comprehensive credit risk management system for monitoring counterparty credit exposure using the Value-at-Risk approach. There is also appropriate segregation of duties within the Company's Treasury Department.

Major financing transactions and guidelines for derivatives transactions including credit risk management framework are approved at the Board level.

## Capital and Revenue Expenditure

There are defined procedures for the appraisal, review and approval of major capital and revenue expenditures. All project expenditure over 0.2% of the net assets of the Company and the employment of consultancy services over 0.1% of the net assets of the Company require the approval of the Board.

## Bonds and Notes Issued

The Group issued bonds and notes during the year ended 31 December 2006, details of which are set out in note 5 to the summary financial statements. Such bonds and notes were issued in order to meet the Group's general corporate funding requirements, including the financing of new capital expenditure and the refinancing of maturing debts.

## Computer Processing

There are defined procedures and regular quality reviews on the operation of computer systems to ensure the accuracy and completeness of financial records and efficiency of data processing. The Company's computer centre operation and support, help desk operation and support services, and also software development and maintenance, have been certified under ISO 9001:2000. Disaster recovery rehearsal on critical applications is conducted annually.

## Interests in Contracts of Members of the Board and the Executive Directorate

There was no contract of significance, to which the Company or any of its subsidiaries was a party and in which a Member of the Board or a Member of the Executive Directorate had a material interest (whether direct or indirect), which subsisted at the end of the year or at any time during the year.

## Board Members' and Executive Directorate's Interests in Shares

As at 31 December 2006, the interests or short positions of the Members of the Board and the Executive Directorate in the shares, underlying shares and debentures of the Company (within the meaning of Part XV of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) ("SFO")) as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code were as follows:

### Long Positions in Shares and Underlying Shares of the Company

| | Number of Ordinary Shares held | | | Derivatives | | | |
|---|---|---|---|---|---|---|---|
| | | | | Share Options | Other | | |
| Member of the Board or Executive Directorate | Personal* interests | Family† interests | Corporate interests | Personal* interests | Personal* interests | Total interests | Percentage of aggregate interests to total issued share capital |
| Chow Chung-kong | – | – | – | – | 418,017 (Note 1) | 418,017 | 0.00753 |
| T. Brian Stevenson | 4,689 | – | – | – | – | 4,689 | 0.00008 |
| Christine Fang Meng-sang | 1,712 | – | – | – | – | 1,712 | 0.00003 |
| Russell John Black | 53,985 | – | – | – | – | 53,985 | 0.00097 |
| William Chan Fu-keung | 46,960 | – | – | 217,500 (Note 2) | – | 264,460 | 0.00477 |
| Thomas Ho Hang-kwong | 53,889 | 2,541 | – | 321,000 (Note 2) | – | 377,430 | 0.00680 |
| Lincoln Leong Kwok-kuen | 23,000 | – | 23,000 (Note 3) | 1,043,000 (Note 4) | – | 1,089,000 | 0.01963 |

Notes

1. Chow Chung-kong has a derivative interest in respect of 418,017 shares in the Company within the meaning of Part XV of the SFO. That derivative interest represents Mr. Chow's entitlement to receive an equivalent value in cash of 418,017 shares in the Company on completion of his three-year contract (on 30 November 2009).

2. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the Pre-Global Offering Share Option Scheme.

3. The 23,000 shares are held by Linsan Investment Ltd., a private limited company beneficially wholly owned by Lincoln Leong Kwok-kuen.

4. Further details of the above share options are set out in the table below showing details of the options to subscribe for ordinary shares granted under the New Joiners Share Option Scheme.

5. The 1,066,000 share options held by Francois Lung Ka-kui lapsed on 17 October 2006.

* Interests as beneficial owner

† Interests of spouse or child under 18 as beneficial owner

### Options to subscribe for Ordinary Shares granted under the Pre-Global Offering Share Option Scheme, as referred to in Note 2B(i) to the summary financial statements

| Executive Directorate and eligible employees | Date granted | No. of options granted | Period during which rights exercisable (day/month/year) | Options outstanding as at 1 January 2006 | Options vested during the year | Options lapsed during the year | Options exercised during the year | Exercise price per share of options (HK$) | Options outstanding as at 31 December 2006 | Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$) |
|---|---|---|---|---|---|---|---|---|---|---|
| William Chan Fu-keung | 20/9/2000 | 1,066,000 | 5/4/2001 – 11/9/2010 | 317,500 | – | – | 100,000 | 8.44 | 217,500 | 20.75 |
| Thomas Ho Hang-kwong | 20/9/2000 | 1,066,000 | 5/4/2001 – 11/9/2010 | 321,000 | – | – | – | 8.44 | 321,000 | – |
| Other eligible employees | 20/9/2000 | 41,409,000 | 5/4/2001 – 11/9/2010 | 11,285,000 | – | – | 3,994,000 | 8.44 | 7,291,000 | 19.91 |

Notes

1. The Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme") is valid and effective for a period of ten years after 12 September 2000. No option may be offered to be granted under the Pre-IPO Option Scheme on or after the commencement of dealings in shares of the Company on Stock Exchange on 5 October 2000.

2. The number of shares to which the option granted to each participant under the Pre-IPO Option Scheme does not exceed 25% of the number of the shares issued and issuable under the Pre-IPO Option Scheme.

## Options to subscribe for Ordinary Shares granted under the New Joiners Share Option Scheme, as referred to in Note 2B(ii) to the summary financial statements

| Executive Directorate and eligible employees | Date granted | No. of options granted | Period during which rights exercisable (day/month/year) | Options outstanding as at 1 January 2006 | Options granted during the year | Options vested during the year | Options lapsed during the year | Options exercised during the year | Exercise price per share of options (HK$) | Options outstanding as at 31 December 2006 | Weighted average closing price of shares immediately before the date(s) on which options were exercised (HK$) |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Lincoln Leong Kwok-kuen | 1/8/2003 | 1,066,000 | 14/7/2004 - 14/7/2013 | 1,043,000 | - | 355,000 | - | - | 9.75 | 1,043,000 | - |
| Francois Lung Ka-kui | 27/9/2005 | 1,066,000 | 26/9/2006 - 26/9/2015 | 1,066,000 | - | 355,500 | 1,066,000 | - | 15.75 | - | - |
| Other eligible employees | 1/8/2003 | 495,200 | 14/7/2004 - 14/7/2013 | 400,700 | - | 164,200 | - | 132,500 | 9.75 | 268,200 | 20.48 |
| | 12/1/2006 | 94,000 | 9/1/2007 - 9/1/2016 | - | 94,000 | - | - | - | 15.45 | 94,000 | - |
| | 13/9/2005 | 94,000 | 9/9/2006 - 9/9/2015 | 94,000 | - | 31,500 | - | - | 15.97 | 94,000 | - |
| | 23/9/2005 | 213,000 | 9/9/2006 - 9/9/2015 | 213,000 | - | 71,000 | - | - | 15.97 | 213,000 | - |
| | 17/10/2005 | 94,000 | 6/10/2006 - 6/10/2015 | 94,000 | - | - | 94,000 | - | 16.05 | - | - |
| | 23/3/2006 | 94,000 | 20/3/2007 - 20/3/2016 | - | 94,000 | - | 94,000 | - | 18.05 | - | - |
| | 31/3/2006 | 94,000 | 20/3/2007 - 20/3/2016 | - | 94,000 | - | - | - | 18.05 | 94,000 | - |
| | 4/7/2006 | 94,000 | 19/6/2007 - 19/6/2016 | - | 94,000 | - | - | - | 18.30 | 94,000 | - |
| | 17/11/2006 | 94,000 | 13/11/2007 - 13/11/2016 | - | 94,000 | - | - | - | 19.104 | 94,000 | - |
| | 5/10/2006 | 94,000 | 29/9/2007 - 29/9/2016 | - | 94,000 | - | - | - | 19.732 | 94,000 | - |
| | 12/5/2006 | 266,500 | 25/4/2007 - 25/4/2016 | - | 266,500 | - | - | - | 20.66 | 266,500 | - |
| | 15/5/2006 | 213,000 | 25/4/2007 - 25/4/2016 | - | 213,000 | - | - | - | 20.66 | 213,000 | - |
| | 12/5/2006 | 213,000 | 2/5/2007 - 2/5/2016 | - | 213,000 | - | - | - | 21.00 | 213,000 | - |

Notes

1. No option may be exercised later than ten years after its date of offer and no option may be offered to be granted more than five years after the adoption of the New Joiners Share Option Scheme ("New Option Scheme") on 16 May 2002.

2. Unless approved by shareholders in the manner as required by the Listing Rules, the total number of shares issued and issuable upon exercise of the options granted to any eligible employee under the New Option Scheme together with the total number of shares issued and issuable upon the exercise of any option granted to such eligible employee under any other share option scheme of the Company (including, in each case, both exercised and outstanding options) in any 12-month period must not exceed 1% of the shares of the Company in issue at the date of offer in respect of such option under the New Option Scheme.

3. The 1,066,000 share options held by Francois Lung Ka-kui under the New Option Scheme lapsed on 17 October 2006.

During the year ended 31 December 2006, 1,256,500 options to subscribe for shares of the Company were granted to 9 employees under the New Joiners Share Option Scheme and the respective closing price per share immediately before the respective date of grant of the options are set out below. Pursuant to the terms of this Scheme, each grantee undertakes to pay HK$1.00, on demand, to the Company, in consideration for the grant of the options. The share options granted are recognised on an accrued vesting basis in the accounts. The weighted average value per option granted, estimated at the respective date of grant using the Black-Scholes pricing model is as follows:

| Date granted | Closing price per share immediately before the date of grant (HK$) | Estimated risk-free interest rate (%) | Expected life (Years) | Estimated Volatility | Expected dividend per share (HK$) | Weighted average value per option granted (HK$) |
|---|---|---|---|---|---|---|
| 12/1/2006 | 16.05 | 4.00 | 5 | 0.20 | 0.42 | 3.17 |
| 23/3/2006 | 17.60 | 4.40 | 5 | 0.20 | 0.42 | 3.25 |
| 31/3/2006 | 17.65 | 4.47 | 5 | 0.20 | 0.42 | 3.28 |
| 4/7/2006 | 18.70 | 4.73 | 5 | 0.21 | 0.42 | 4.19 |
| 17/11/2006 | 19.12 | 3.81 | 5 | 0.21 | 0.42 | 3.70 |
| 5/10/2006 | 19.22 | 3.83 | 5 | 0.20 | 0.42 | 3.51 |
| 12/5/2006 | 20.10 | 4.62 | 5 | 0.21 | 0.42 | 4.11 |
| 15/5/2006 | 20.10 | 4.67 | 5 | 0.21 | 0.42 | 4.13 |
| 12/5/2006 | 20.10 | 4.62 | 5 | 0.21 | 0.42 | 3.99 |

The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options and requires input of highly subjective assumptions, including the expected life and stock price volatility. Since the Company's share options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimates, the Black-Scholes option pricing model does not necessarily provide a reliable measure of the fair value of the share options.

Save as disclosed above:

**A** none of the Members of the Board or the Executive Directorate of the Company had any interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO); and

**B** during the year ended 31 December 2006, no Member of the Board or the Executive Directorate nor any of their spouses or children under 18 years of age held any rights to subscribe for equity or debt securities of the Company nor had there been any exercises of any such rights by any of them,

as recorded in the register kept by the Company under section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

## Substantial Shareholders' Interests

Set out below is the name of the party which was interested in 5% or more of the nominal value of the share capital of the Company and the respective relevant numbers of shares in which it was interested as at 31 December 2006 as recorded in the register kept by the Company under section 336 of the SFO:

| Name | No. of Ordinary Shares | Percentage of Ordinary Shares to total issued share capital |
|---|---|---|
| The Financial Secretary Incorporated (in trust on behalf of the Government of Hong Kong SAR (the "Government")) | 4,249,276,330 | 76.58 |

The Company has been informed by the Government that, as at 31 December 2006, approximately 1.46% of the shares of the Company were held for the account of the Exchange Fund. The Exchange Fund is a fund established under the Exchange Fund Ordinance (Cap. 66 of the Laws of Hong Kong) under the control of the Financial Secretary.

## Major Suppliers and Customers

Less than 30% in value of supplies (which were not of a capital nature) purchased during the year ended 31 December 2006 was attributable to the Company's five largest suppliers. Less than 30% in value of the Company's turnover during the year ended 31 December 2006 was attributable to the Company's five largest customers combined by value.

## Going Concern

The summary financial statements on pages 39 to 47 have been prepared on a going concern basis. The Board has reviewed the Company's budget for 2007, together with the longer-term forecast for the following five years and is satisfied that the Company has sufficient resources to continue as a going concern for the foreseeable future.

By order of the Board

Leonard Bryan Turk
Secretary to the Board
Hong Kong, 13 March 2007

# Consolidated profit and loss account

| for the year ended 31 December *in HK$ million* | 2006 | 2005 |
|---|---|---|
| Fare revenue | 6,523 | 6,282 |
| Station commercial and other revenue | 1,606 | 1,555 |
| Rental and management income | 1,412 | 1,316 |
| **Turnover** | 9,541 | 9,153 |
| Staff costs and related expenses | (1,653) | (1,614) |
| Energy and utilities | (539) | (541) |
| Operational rent and rates | (65) | (92) |
| Stores and spares consumed | (120) | (120) |
| Repairs and maintenance | (511) | (496) |
| Railway support services | (80) | (74) |
| Expenses relating to station commercial and other businesses | (443) | (358) |
| Property ownership and management expenses | (312) | (238) |
| Project study and business development expenses | (267) | (142) |
| General and administration expenses | (192) | (207) |
| Other expenses | (158) | (170) |
| **Operating expenses before depreciation** | (4,340) | (4,052) |
| **Operating profit from railway and related businesses before depreciation** | 5,201 | 5,101 |
| Profit on property developments | 5,817 | 6,145 |
| **Operating profit before depreciation** | 11,018 | 11,246 |
| Depreciation | (2,674) | (2,682) |
| **Operating profit before interest and finance charges** | 8,344 | 8,564 |
| Interest and finance charges | (1,398) | (1,361) |
| Change in fair value of investment properties | 2,178 | 2,800 |
| Share of profits less losses of non-controlled subsidiaries and associates | 45 | 9 |
| **Profit before taxation** | 9,169 | 10,012 |
| Income tax | (1,411) | (1,549) |
| **Profit for the year** | 7,758 | 8,463 |
| **Attributable to:** | | |
| – Equity shareholders of the Company | 7,759 | 8,450 |
| – Minority interests | (1) | 13 |
| **Profit for the year** | 7,758 | 8,463 |
| **Dividends paid and proposed to equity shareholders of the Company attributable to the year:** | | |
| – Interim dividend declared and paid during the year | 774 | 764 |
| – Final dividend proposed after the balance sheet date | 1,554 | 1,535 |
| | 2,328 | 2,299 |
| **Earnings per share:** | | |
| – Basic | HK$1.41 | HK$1.55 |
| – Diluted | HK$1.41 | HK$1.55 |

The notes on pages 41 to 47 form part of these summary financial statements.

| at 31 December *in HK$ million* | 2006 | 2005 |
|---|---|---|
| **Assets** | | |
| Fixed assets | | |
| – Investment properties | **22,539** | 19,892 |
| – Other property, plant and equipment | **84,404** | 83,383 |
| | **106,943** | 103,275 |
| Railway construction in progress | **232** | 1,006 |
| Property development in progress | **3,297** | 2,756 |
| Deferred expenditure | **565** | 281 |
| Prepaid land lease payments | **594** | 608 |
| Interests in non-controlled subsidiaries | **171** | 103 |
| Interests in associates | **100** | – |
| Deferred tax assets | **1** | 19 |
| Investments in securities | **272** | 183 |
| Staff housing loans | **25** | 34 |
| Properties held for sale | **2,018** | 1,311 |
| Derivative financial assets | **195** | 234 |
| Stores and spares | **272** | 248 |
| Debtors, deposits and payments in advance | **1,894** | 3,095 |
| Loan to a property developer | **3,355** | – |
| Amounts due from the Government and other related parties | **177** | 154 |
| Cash and cash equivalents | **310** | 359 |
| | **120,421** | 113,666 |
| **Liabilities** | | |
| Bank overdrafts | **5** | 14 |
| Short-term loans | **1,114** | 385 |
| Creditors, accrued charges and provisions | **3,639** | 3,415 |
| Current taxation | **1** | 2 |
| Contract retentions | **193** | 170 |
| Amounts due to related parties | **-** | 17 |
| Loans and obligations under finance leases | **27,033** | 27,865 |
| Derivative financial liabilities | **515** | 307 |
| Deferred income | **1,682** | 3,584 |
| Deferred tax liabilities | **9,453** | 8,011 |
| | **43,635** | 43,770 |
| **Net assets** | **76,786** | 69,896 |
| **Capital and reserves** | | |
| Share capital, share premium and capital reserve | **38,639** | 37,450 |
| Other reserves | **38,128** | 32,425 |
| **Total equity attributable to equity shareholders of the Company** | **76,767** | 69,875 |
| **Minority interests** | **19** | 21 |
| **Total equity** | **76,786** | 69,896 |

Approved and authorised for issue by the Members of the Board on 13 March 2007

Raymond K F Ch'ien
C K Chow
Lincoln K K Leong

The notes on pages 41 to 47 form part of these summary financial statements.

# 1 Significant accounting policies

This summary financial statements have been prepared from the audited financial statements of MTR Corporation Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") and the Group's interest in non-controlled subsidiaries and associates for the year ended 31 December 2006.

This summary financial statements have been prepared in accordance with all Hong Kong Financial Reporting Standards, which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards ("HKAS"), Interpretations issued by the Hong Kong Institute of Certified Public Accountants and accounting principles generally accepted in Hong Kong. The same accounting policies adopted in the 2005 annual accounts have been consistently applied except for adoption of the Amendment to HKAS 39 "Financial instruments: recognition and measurement on financial guarantee contracts" in 2006. The adoption of this amendment does not have a significant financial impact on the Group's results of operations and financial position for financial years 2005 and 2006.

# 2 Remuneration of Members of the Board and the Executive Directorate

### A Remuneration of Members of the Board and the Executive Directorate

(i) The emoluments of the Members of the Board and the Executive Directorate of the Company were as follows:

| *in HK$ million* | Fees | Base pay, allowances, and benefits in kind | Retirement scheme contribution | Variable remuneration related to performance | Total |
|---|---|---|---|---|---|
| **2006** | | | | | |
| Members of the Board | | | | | |
| – Raymond Ch'ien Kuo-fung | 1.0 | – | – | – | 1.0 |
| – Cheung Yau-kai | 0.2 | – | – | – | 0.2 |
| – David Gordon Eldon | 0.2 | – | – | – | 0.2 |
| – Christine Fang Meng-sang | 0.2 | – | – | – | 0.2 |
| – Edward Ho Sing-tin | 0.3 | – | – | – | 0.3 |
| – Lo Chung-hing | 0.2 | – | – | – | 0.2 |
| – T. Brian Stevenson | 0.3 | – | – | – | 0.3 |
| – Sarah Liao Sau-tung | 0.2 | – | – | – | 0.2 |
| – Frederick Ma Si-hang | 0.2 | – | – | – | 0.2 |
| – Alan Wong Chi-kong | 0.2 | – | – | – | 0.2 |
| Members of the Executive Directorate | | | | | |
| – Chow Chung-kong | – | 5.9 | –* | 4.2 | 10.1 |
| – Russell John Black | – | 3.7 | 0.3 | 1.0 | 5.0 |
| – William Chan Fu-keung | – | 3.5 | 0.3 | 1.0 | 4.8 |
| – Thomas Ho Hang-kwong | – | 3.6 | 0.3 | 0.9 | 4.8 |
| – Lincoln Leong Kwok-kuen | – | 3.5 | 0.5 | 1.0 | 5.0 |
| – Francois Lung Ka-kui | – | 3.4 | 0.4 | 0.9 | 4.7 |
| – Andrew McCusker | – | 3.5 | 0.3 | 0.9 | 4.7 |
| – Leonard Bryan Turk | – | 3.5 | 0.3 | 1.0 | 4.8 |
| | 3.0 | 30.6 | 2.4 | 10.9 | 46.9 |

* C K Chow is a member of the Company's Mandatory Provident Fund Scheme. The total contributions paid by the Company in each of the years 2005 and 2006 were HK$12,000.

The above emoluments do not include the fair value of share options granted to Lincoln K K Leong and Francois K K Lung under the Company's New Joiners Share Option Scheme, as estimated at the date of grant. The fair value of share-based payments for Lincoln K K Leong for the year ended 31 December 2006 was HK$0.3 million *(2005: HK$0.6 million)*. The options granted to Francois K K Lung lapsed on 17 October 2006 in accordance with the terms of the New Joiners Share Option Scheme and the fair value of his share-based payments for the year ended 31 December 2005 was HK$0.3 million. The details of directors' interest in the Company's shares are disclosed under the paragraph "Board Members' and Executive Directorate's Interests in Shares" of the Report of the Members of the Board.

## 2 Remuneration of Members of the Board and the Executive Directorate *(continued)*

### A Remuneration of Members of the Board and the Executive Directorate *(continued)*

In addition, C K Chow does not participate in the Company's two share option schemes. He was entitled to receive an equivalent value in cash of 700,000 shares on completion of his initial three-year contract on 30 November 2006. Pursuant to this contract and following the completion of the contract period, HK$13,396,600 was paid to C K Chow on 1 December 2006 (at a price of HK$19.138 per share derived in accordance with the terms of the grant by reference to the average closing price of the Company's shares on the 20 business days immediately preceding 30 November 2006).

The aggregate emoluments of Members of the Board and the Executive Directorate for the year pursuant to section 161 of the Hong Kong Companies Ordinance was HK$60.6 million *(2005: HK$45.4 million)*.

| *in HK$ million* | Fees | Base pay, allowances, and benefits in kind | Retirement scheme contribution | Variable remuneration related to performance | Total |
|---|---|---|---|---|---|
| 2005 | | | | | |
| Members of the Board | | | | | |
| – Raymond Ch'ien Kuo-fung | 1.0 | – | – | – | 1.0 |
| – Cheung Yau-kai | 0.2 | – | – | – | 0.2 |
| – David Gordon Eldon | 0.2 | – | – | – | 0.2 |
| – Christine Fang Meng-sang | 0.2 | – | – | – | 0.2 |
| – Edward Ho Sing-tin | 0.3 | – | – | – | 0.3 |
| – Lo Chung-hing | 0.2 | – | – | – | 0.2 |
| – T. Brian Stevenson | 0.3 | – | – | – | 0.3 |
| – Robert Charles Law Footman (retired on 18 June 2005) | 0.1 | – | – | – | 0.1 |
| – Sarah Liao Sau-tung | 0.2 | – | – | – | 0.2 |
| – Frederick Ma Si-hang | 0.2 | – | – | – | 0.2 |
| – Alan Wong Chi-kong (appointed on 18 June 2005) | 0.1 | – | – | – | 0.1 |
| Members of the Executive Directorate | | | | | |
| – Chow Chung-kong | – | 5.7 | –* | 4.2 | 9.9 |
| – Russell John Black | – | 3.5 | 0.3 | 1.0 | 4.8 |
| – William Chan Fu-keung | – | 3.5 | 0.3 | 0.9 | 4.7 |
| – Philip Gaffney (retired on 5 December 2005) | – | 3.9 | 0.3 | 1.1 | 5.3 |
| – Thomas Ho Hang-kwong | – | 3.5 | 0.3 | 1.0 | 4.8 |
| – Lincoln Leong Kwok-kuen | – | 3.4 | 0.5 | 1.0 | 4.9 |
| – Francois Lung Ka-kui (appointed on 26 September 2005) | – | 0.9 | 0.1 | 0.2 | 1.2 |
| – Andrew McCusker (appointed on 1 October 2005) | – | 0.9 | 0.1 | 0.2 | 1.2 |
| – Leonard Bryan Turk | – | 3.5 | 0.3 | 0.9 | 4.7 |
| | 3.0 | 28.8 | 2.2 | 10.5 | 44.5 |

In December 2005, Philip Gaffney received a lump sum benefit payment of HK$11.6 million from the MTR Corporation Limited Retirement Scheme upon retirement.

(ii) Non-executive directors of the Company are not appointed for a specific term but are subject (save for those appointed pursuant to Section 8 of the Mass Transit Railway Ordinance (Chapter 556 of the Laws of Hong Kong)) to retirement by rotation and re-election at the Company's annual general meetings in accordance with Articles 87 and 88 of the Company's Articles of Association. Dr. Raymond Ch'ien Kuo-fung, a Member of the Board, was appointed as the non-executive Chairman of the Company with effect from 21 July 2003 for a term of three years. In July 2006, he was re-appointed as the non-executive Chairman of the Company until 31 July 2007. All of the five individuals with the highest emoluments are Members of the Executive Directorate whose emoluments are disclosed above.

(iii) C K Chow has a derivative interest in respect of 418,017 shares within the meaning of Part XV of the Securities and Futures Ordinance. That derivative interest represents C K Chow's entitlement to receive an equivalent value in cash of 418,017 shares on completion of his three-year contract ending on 30 November 2009.

The arrangement was offered in order to provide a competitive level of compensation which is to be closely tied to the performance of the Company.

## 2 Remuneration of Members of the Board and the Executive Directorate *(continued)*

### B Share options

Options exercised and outstanding in respect of each Member of the Executive Directorate as at 31 December 2006 are set out under the paragraph "Board Members' and Executive Directorate's Interests in Shares" of the Report of the Members of the Board. Details of the options granted to Members of the Executive Directorate are as follows:

*(i) Pre-Global Offering Share Option Scheme*

Under the Company's Pre-Global Offering Share Option Scheme ("Pre-IPO Option Scheme"), each Member of the Executive Directorate, except C K Chow, Lincoln K K Leong, Francois K K Lung and Andrew McCusker, was granted options on 20 September 2000 to acquire 1,066,000 shares. C K Chow, Lincoln K K Leong and Francois K K Lung joined the Company on 1 December 2003, 1 February 2002 and 26 September 2005 respectively, and are not beneficiaries of the Pre-IPO Option Scheme. Andrew McCusker was granted 266,500 options on 20 September 2000 under the Pre-IPO Option Scheme and no additional share options were granted upon his appointment as a Member of the Executive Directorate on 1 October 2005.

Under the vesting terms of the Pre-IPO Option Scheme, each eligible Member of the Executive Directorate must continue to beneficially own (i) at all times after 26 October 2001, at least 23,000 shares; and (ii) at all times after 26 October 2002, at least 46,000 shares, in each case, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

*(ii) New Joiners Share Option Scheme*

Under the New Joiners Share Option Scheme ("New Option Scheme"), Lincoln K K Leong and Francois K K Lung, Members of the Executive Directorate, were granted options to acquire 1,066,000 shares on 1 August 2003 and 27 September 2005 respectively.

Under the vesting terms of the New Option Scheme, Lincoln K K Leong must continue to beneficially own (i) at all times on and after 4 August 2004, at least 23,000 shares; and (ii) at all times on and after 4 August 2005, at least 46,000 shares, up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier).

Under the vesting terms of the New Option Scheme, Francois K K Lung was required to beneficially own at all times on and after 17 October 2006, at least 23,000 shares up to and including the date on which he has exercised his option in full or the date on which his option lapses (whichever is earlier). Francois K K Lung's options lapsed on 17 October 2006 in accordance with the terms of the New Option Scheme.

## 3 Segmental information

The results of major business activities are summarised below:

| | Turnover | | Contribution to profit | |
|---|---|---|---|---|
| *in HK$ million* | **2006** | 2005 | **2006** | 2005 |
| Railway operations | **6,523** | 6,282 | **979** | 760 |
| Station commercial and other businesses | **1,606** | 1,555 | **1,081** | 1,071 |
| | **8,129** | 7,837 | **2,060** | 1,831 |
| Property ownership and management | **1,412** | 1,316 | **1,096** | 1,074 |
| | **9,541** | 9,153 | **3,156** | 2,905 |
| Property developments | | | **5,817** | 6,145 |
| | | | **8,973** | 9,050 |
| Unallocated corporate expenses | | | **(2,027)** | (1,847) |
| Change in fair value of investment properties | | | **2,178** | 2,800 |
| Share of profits less losses of non-controlled subsidiaries and associates | | | **45** | 9 |
| Income tax | | | **(1,411)** | (1,549) |
| Profit for the year | | | **7,758** | 8,463 |

Station commercial and other businesses comprise mainly letting of advertising and retail space within the railway premises, bandwidth services on the railway telecommunication system, international consultancy services and, commencing from 18 September 2006, cable car operations and related businesses.

As substantially all the principal operating activities of the Group were carried out in Hong Kong throughout the reporting periods, no geographical analysis is provided.

# 4 Fixed assets and railway construction in progress

## A Fixed assets

| *in HK$ million* | Investment properties | Self-occupied land and buildings | Civil works | Plant and equipment | Assets under construction | Total |
|---|---|---|---|---|---|---|
| Cost or Valuation | | | | | | |
| At 1 January 2006 | **19,892** | **1,705** | **46,188** | **56,339** | **3,661** | **127,785** |
| Additions | **469** | **-** | **-** | **69** | **2,152** | **2,690** |
| Disposals/Write-offs | **-** | **-** | **(20)** | **(370)** | **(2)** | **(392)** |
| Change in fair value | **2,178** | **-** | **-** | **-** | **-** | **2,178** |
| Surplus on revaluation (note 6) | **-** | **284** | **-** | **-** | **-** | **284** |
| Tung Chung Cable Car Project commissioned (note 4B) | **-** | **-** | **375** | **824** | **-** | **1,199** |
| Other assets commissioned | **-** | **-** | **1** | **905** | **(906)** | **-** |
| At 31 December 2006 | **22,539** | **1,989** | **46,544** | **57,767** | **4,905** | **133,744** |
| At Cost | **-** | **-** | **46,544** | **57,767** | **4,905** | **109,216** |
| At 31 December 2006 Valuation | **22,539** | **1,989** | **-** | **-** | **-** | **24,528** |
| Aggregate depreciation | | | | | | |
| At 1 January 2006 | **-** | **-** | **3,492** | **21,018** | **-** | **24,510** |
| Charge for the year | **-** | **45** | **380** | **2,249** | **-** | **2,674** |
| Written back on disposal | **-** | **-** | **(8)** | **(330)** | **-** | **(338)** |
| Written back on revaluation (note 6) | **-** | **(45)** | **-** | **-** | **-** | **(45)** |
| At 31 December 2006 | **-** | **-** | **3,864** | **22,937** | **-** | **26,801** |
| **Net book value at 31 December 2006** | **22,539** | **1,989** | **42,680** | **34,830** | **4,905** | **106,943** |
| Cost or Valuation | | | | | | |
| At 1 January 2005 | 16,687 | 1,246 | 45,704 | 55,081 | 3,051 | 121,769 |
| Additions | 405 | - | - | 44 | 1,727 | 2,176 |
| Capitalisation adjustments * | - | - | (2) | (76) | - | (78) |
| Disposals/Write-offs | - | - | (2) | (275) | (3) | (280) |
| Change in fair value | 2,800 | - | - | - | - | 2,800 |
| Surplus on revaluation (note 6) | - | 459 | - | - | - | 459 |
| Reclassification | - | - | 175 | (175) | - | - |
| Disneyland Resort Line and AsiaWorld-Expo Station Projects commissioned (note 4B) | - | - | 176 | 763 | - | 939 |
| Other assets commissioned | - | - | 137 | 977 | (1,114) | - |
| At 31 December 2005 | 19,892 | 1,705 | 46,188 | 56,339 | 3,661 | 127,785 |
| At Cost | - | - | 46,188 | 56,339 | 3,661 | 106,188 |
| At 31 December 2005 Valuation | 19,892 | 1,705 | - | - | - | 21,597 |
| Aggregate depreciation | | | | | | |
| At 1 January 2005 | - | - | 3,093 | 18,984 | - | 22,077 |
| Charge for the year | - | 33 | 395 | 2,258 | - | 2,686 |
| Capitalisation adjustments * | - | - | - | (4) | - | (4) |
| Written back on disposal | - | - | (1) | (215) | - | (216) |
| Written back on revaluation (note 6) | - | (33) | - | - | - | (33) |
| Reclassification | - | - | 5 | (5) | - | - |
| At 31 December 2005 | - | - | 3,492 | 21,018 | - | 24,510 |
| Net book value at 31 December 2005 | 19,892 | 1,705 | 42,696 | 35,321 | 3,661 | 103,275 |

* Capitalisation adjustments relate to certain railway assets capitalised at time of commissioning based on contractors' claimed values. Such assets' final values have been adjusted downward following finalisation of contract claims with contractors at lower final contract values during the year.

# 4 Fixed assets and railway construction in progress *(continued)*

**B Railway construction in progress**

| *in HK$ million* | Balance at 1 Jan | Expenditure | Capitalised on commissioning (note 4A) | Transfer to stores and spares | Balance at 31 Dec |
|---|---|---|---|---|---|
| **2006** | | | | | |
| **Tseung Kwan O South Station Project** | **43** | **132** | **–** | **–** | **175** |
| **Tung Chung Cable Car Project** | **933** | **271** | **(1,199)** | **(5)** | **–** |
| **SkyPlaza Platform Project** | **30** | **27** | **–** | **–** | **57** |
| **Total** | **1,006** | **430** | **(1,199)** | **(5)** | **232** |
| 2005 | | | | | |
| **Tseung Kwan O South Station Project** | 7 | 36 | – | – | 43 |
| **Disneyland Resort Line Project** | 1,409 | 278 | (1,687) | – | – |
| Government grant | (931) | – | 931 | – | – |
| | 478 | 278 | (756) | – | – |
| **Tung Chung Cable Car Project** | 444 | 489 | – | – | 933 |
| **AsiaWorld-Expo Station Project** | 33 | 150 | (183) | – | – |
| **SkyPlaza Platform Project** | – | 30 | – | – | 30 |
| **Total** | 962 | 983 | (939) | – | 1,006 |

# 5 Bonds and notes issued and redeemed

Bonds and notes issued during the year ended 31 December 2006 and 2005 comprise:

| | **2006** | | 2005 | |
|---|---|---|---|---|
| *in HK$ million* | Principal amount | Net consideration received | Principal amount | Net consideration received |
| Debt issuance programme notes | **1,500** | **1,499** | 1,500 | 1,491 |

The net proceeds from the above issues were used for general working capital, refinancing or other corporate purposes.

During the year, the Group redeemed HK$2,450 million *(2005: HK1,650 million)* unlisted Hong Kong dollar notes upon maturity.

None of the Group's listed debt securities was redeemed during the year ended 31 December 2006 *(2005: HK$2,518 million)*.

# 6 Reserves

| | Attributable to equity shareholders of the Company | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| *in HK$ million* | Share premium | Capital reserve | Fixed asset revaluation reserve | Hedging reserve | Employee share-based capital reserve | Exchange reserve | Retained profits | Total |
| **2006** | | | | | | | | |
| Balance as at 1 January 2006 | **4,780** | **27,188** | **697** | **24** | **2** | **4** | **31,698** | **64,393** |
| Employee share options exercised | **32** | – | – | – | – | – | – | **32** |
| Shares issued under Scrip Dividend Schemes | **1,090** | – | – | – | – | – | – | **1,090** |
| Cash flow hedges: | | | | | | | | |
| Effective portion of changes in fair value, net of deferred tax | – | – | – | **(18)** | – | – | – | **(18)** |
| Transfer from equity | | | | | | | | |
| – to profit and loss account | – | – | – | **(17)** | – | – | – | **(17)** |
| – to initial carrying amount of non-financial hedged items | – | – | – | **(2)** | – | – | – | **(2)** |
| – to deferred tax | – | – | – | **3** | – | – | – | **3** |
| 2005 final dividend | – | – | – | – | – | – | **(1,535)** | **(1,535)** |
| 2006 interim dividend | – | – | – | – | – | – | **(774)** | **(774)** |
| Surplus on revaluation (note 4A), net of deferred tax | – | – | **271** | – | – | – | – | **271** |
| Employee share-based payments | – | – | – | – | **3** | – | – | **3** |
| Exchange difference on translation of accounts of overseas subsidiaries | – | – | – | – | – | **13** | – | **13** |
| Profit for the year | – | – | – | – | – | – | **7,759** | **7,759** |
| Balance as at 31 December 2006 | **5,902** | **27,188** | **968** | **(10)** | **5** | **17** | **37,148** | **71,218** |
| 2005 | | | | | | | | |
| Balance as at 1 January 2005 | 3,691 | 27,188 | 291 | (66) | 1 | – | 25,521 | 56,626 |
| Employee share options exercised | 41 | – | – | – | – | – | – | 41 |
| Shares issued under Scrip Dividend Schemes | 1,048 | – | – | – | – | – | – | 1,048 |
| Cash flow hedges: | | | | | | | | |
| Effective portion of changes in fair value, net of deferred tax | – | – | – | 69 | – | – | – | 69 |
| Transfer from equity | | | | | | | | |
| – to profit and loss account | – | – | – | 32 | – | – | – | 32 |
| – to initial carrying amount of non-financial hedged items | – | – | – | (21) | – | – | – | (21) |
| – to deferred tax | – | – | – | 10 | – | – | – | 10 |
| 2004 final dividend | – | – | – | – | – | – | (1,509) | (1,509) |
| 2005 interim dividend | – | – | – | – | – | – | (764) | (764) |
| Surplus on revaluation (note 4A), net of deferred tax | – | – | 406 | – | – | – | – | 406 |
| Employee share-based payments | – | – | – | – | 1 | – | – | 1 |
| Exchange difference on translation of accounts of overseas subsidiaries | – | – | – | – | – | 4 | – | 4 |
| Profit for the year | – | – | – | – | – | – | 8,450 | 8,450 |
| Balance as at 31 December 2005 | 4,780 | 27,188 | 697 | 24 | 2 | 4 | 31,698 | 64,393 |

## 7 Other information

This summary financial statements is only a summary of information in the Group's 2006 Annual Accounts. It is not the Group's statutory financial statements and it does not contain sufficient information to allow as full an understanding of the results and state of affairs of the Group as would be provided by the full Annual Report and Accounts. The full 2006 Annual Report is available in electronic form on the Company's website at www.mtr.com.hk. A printed copy of the 2006 Annual Report can be obtained free of charge by writing to the Company's share registrar or the Company's Corporate Relations Department. Their details are listed on page 49 of this Summary Report.

# Auditors' statement on the summary financial report

**To the shareholders of MTR Corporation Limited**

(Incorporated in Hong Kong with limited liability)

We have examined the summary financial report of MTR Corporation Limited for the year ended 31 December 2006 on pages 1 to 47 and the front and back cover pages.

**Respective responsibilities of directors and auditors**

Under the Hong Kong Companies Ordinance, the directors are responsible for preparing the summary financial report which complies with section 141CF(1) of the Hong Kong Companies Ordinance. In preparing the summary financial report, section 141CF(1) of the Hong Kong Companies Ordinance requires that the summary financial report be derived from the annual accounts and the auditors' report thereon and the report of the Members of the Board for the year ended 31 December 2006, be in such form and contain such information and particulars as specified in section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and be approved by the board of directors.

It is our responsibility to form an independent opinion on the summary financial report, based on our examination, and to report our opinion solely to you, as a body, and we are also required to state whether the auditors' report on the annual accounts for the year ended 31 December 2006 is qualified or otherwise modified, in accordance with section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this statement.

**Basis of opinion**

We conducted our engagement in accordance with Hong Kong Standards on Assurance Engagements and with reference to Practice Note 710 "The auditors' statement on the summary financial report" issued by the Hong Kong Institute of Certified Public Accountants. Our examination includes examining evidence supporting the consistency of the summary financial report with the annual accounts and the auditors' report thereon and the report of the Members of the Board for the year ended 31 December 2006, and the compliance of the summary financial report with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

**Opinion**

Based on the foregoing, in our opinion the summary financial report on pages 1 to 47 and the front and back cover pages:

(a) is consistent with the annual accounts and the auditors' report thereon and the report of the Members of the Board of MTR Corporation Limited for the year ended 31 December 2006 from which it is derived; and

(b) complies with the requirements of section 5 of the Hong Kong Companies (Summary Financial Reports of Listed Companies) Regulation.

We have audited the annual accounts of MTR Corporation Limited for the year ended 31 December 2006 and have issued an auditors' report thereon dated 13 March 2007 which is unqualified or otherwise unmodified.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
13 March 2007

# Key shareholder information

## Financial calendar 2007

| | |
|---|---|
| Announcement of 2006 results | 13 March |
| Last day to register for 2006 final dividend | 4 April |
| Book closure period | 10 to 17 April (both dates inclusive) |
| Annual General Meeting | 7 June |
| 2006 final dividend payment date | On or about 26 June |
| Announcement of 2007 interim results | August |
| 2007 interim dividend payment date | October |
| Financial year end | 31 December |

## Principal place of business and registered office

MTR Corporation Limited, incorporated and domiciled in Hong Kong
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Telephone: +852 2993 2111 Facsimile: +852 2798 8822

## Website

www.mtr.com.hk

## Share information

*Listing*

MTR Corporation Limited's shares are listed on The Stock Exchange of Hong Kong. In addition, shares are traded in United States through an American Depositary Receipt (ADR) Level 1 Programme sponsored by JP Morgan Chase Bank. The shares are also quoted on the London International Bulletin Board.

*Ordinary shares (as at 31 December 2006):*

| | |
|---|---|
| Shares outstanding | 5,548,613,951 shares |
| Hong Kong SAR Government shareholding: | 4,249,276,330 shares (76.58%) |
| Free float: | 1,299,337,621 shares (23.42%) |
| *Nominal value* | HK$1 per share |
| *Market capitalisation (as at 31 December 2006):* | HK$108,531 million |

*Dividend policy*

Subject to the financial performance of the Company, we expect to pay two dividends each financial year with interim and final dividends payable around October and June respectively, with the interim dividend representing approximately one third of the total dividends to be paid for the entire year.

*Dividend per share (in HK$)*

| | |
|---|---|
| 2005 Final Dividend | 0.28 |
| 2006 Interim Dividend | 0.14 |
| 2006 Final Dividend | 0.28 |

*ADR Level 1 Programme*

| | |
|---|---|
| Ordinary share to ADR ratio | 10:1 |
| Depositary Bank | JP Morgan Chase Bank<br>40th Floor, One Chase Manhattan Plaza<br>New York, NY 10081<br>USA |

## Index constituent

MTR Corporation Limited is a constituent of the following indices:
Hang Seng Index Series
MSCI Index Series
FTSE All-World Hong Kong Index
FTSE4Good Global Index
Dow Jones Sustainability World Index

## Stock codes

*Ordinary shares*

| | |
|---|---|
| The Stock Exchange of Hong Kong | 66 |
| Reuters | 0066.HK |
| Bloomberg | 66 HK |
| *ADR Level 1 Programme* | MTRJY |

## Annual report 2006

Our annual report is available in both English and Chinese. Shareholders can obtain copies by writing to:
Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong

If you are not a shareholder, please write to:
Corporate Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong

Our annual/interim reports and accounts are also available online at our corporate website at www.mtr.com.hk

## Shareholder services

Any matters relating to your shareholding, such as transfer of shares, change of name or address, and loss of share certificates should be addressed in writing to the Registrar:
Computershare Hong Kong Investor Services Limited, Shops 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong
Telephone: +852 2862 8628 Facsimile: +852 2529 6087

## Shareholder enquiries

Our enquiry hotline is operational during normal office hours:
Telephone: +852 2881 8888

## Investor relations

For enquiries from institutional investors and securities analysts, please contact:
Investor Relations Department, MTR Corporation Limited
MTR Tower, Telford Plaza, Kowloon Bay, Hong Kong
Email: investor@mtr.com.hk

地鐵公司
MTR Corporation

MTR Corporation Limited
MTR Tower, Telford Plaza,
Kowloon Bay, Hong Kong
GPO Box 9916, Hong Kong
Telephone: +852 2993 2111
Facsimile: +852 2798 8822

www.mtr.com.hk

END

(Stock Code: 66)

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